ING Life Insurance and Annuity Company and its Variable Annuity Accounts B and C
and
ING Insurance Company of America and its Variable Annuity Account I

Supplement dated April 29, 2005

This supplement amends certain information contained in the most recent variable annuity contract prospectus and contract prospectus summary, as applicable. Please read it carefully and keep it with your variable annuity contract prospectus and contract prospectus summary, as applicable, for future reference.

_____

The "Regulatory Matters" sub-section of the prospectus and prospectus summary, as applicable, is hereby deleted and replaced with the following:

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the Securities and Exchange Commission ("SEC") and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

April 29, 2005 Supplement to April 29, 2005 Prospectus or Contract Prospectus Summary

Lake Erie Health Alliance ("The Alliance")

Under a signed agreement, The Alliance endorses our variable annuity for sale to its members. We have agreed to compensate The Alliance $7,000 per year in exchange for The Alliance's active and continuous support of the Company in the Company's efforts to develop and administer retirement programs for its members. (See "Other Topics – Third Party Compensation Arrangements" in the prospectus or the Contract Prospectus Summary.)

VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

April 29, 2005 Supplement to April 29, 2005 Prospectus or Contract Prospectus Summary

Maine Association of Nonprofits (the "Association")

Under a signed agreement, the Association endorses the Company's variable annuity for sale to Association members. The Company has agreed to compensate the Association on an annual basis, the greater of (a) $5,000, or (b) $1.50 per individual who enrolls in an Association members' retirement plan that is funded by the Company's variable annuity, but the actual payment may be less. This compensation is in exchange for the Association's active and continuous support of the Company in the Company's efforts to develop and administer retirement programs for the Association's members. (See "Other Topics – Third Party Compensation Arrangements" in the Prospectus or the Contract Prospectus Summary.)

VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

April 29, 2005 Supplement to April 29, 2005 Prospectus or Contract Prospectus Summary

St. John's Regional Health Center

The following is a negotiated provision concerning the early withdrawal charge applicable to the St. John's Regional Health Center tax-deferred annuity plan. (See "Fees – Early Withdrawal Charge" in the prospectus or the Contract Prospectus Summary):

You may withdraw up to 10% of your current account each year without incurring an early withdrawal charge. This applies only to the first partial withdrawal in each calendar year. The amount eligible will be determined using the account value on the date we receive the withdrawal request. This provision is available to anyone up to age 70½ (instead of between the ages of 59½ and 70½). Outstanding loan amounts on 403(b) accounts are not included in the account value for the purpose of calculating the eligible partial withdrawal. This provision does not apply to full withdrawals or to partial withdrawals due to loan default.

CONTRACT PROSPECTUS - APRIL 29, 2005

The Contracts. The contracts described in this prospectus are group or individual deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the Company). They are intended to be used as funding vehicles for certain types of retirement plans and to qualify for beneficial tax treatment and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended (Tax Code).

> *Why Reading this Prospectus is Important.* Before you participate in the contract through your retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.
>
> **Table of Contents ... page 3**

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans, or in some states.

Variable Investment Options. Variable investment options available through the contracts are listed on the next page. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Each subaccount invests in one of the mutual funds (funds) listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 17 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectus for future reference.

Fixed Interest Options.

▷ Guaranteed Accumulation Account
▷ Fixed Plus Account
▷ Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in the appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Getting Additional Information. You may obtain the April 29, 2005 Statement of Additional Information (SAI) without charge by indicating your request on your enrollment materials or calling the Company at 1-800-262-3862 or writing to us at the address referenced under the "Contract Overview Questions: Contacting the Company" section of the prospectus. You may also obtain an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission (SEC) web site, www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Room. Information on the operations of the Public Reference Room may be obtained by calling 1-202-942-8090 or 1-800-SEC-0330, e-mailing publicinfo@sec.gov, or by writing to the SEC Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. The SAI table of contents is listed on page 58 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC, nor any state securities commission, has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. This prospectus is valid only when accompanied by current prospectuses of the funds and the Guaranteed Accumulation Account. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

Variable Investment Options. *

The Funds	The Funds (Continued)	The Funds (Continued)
AIM V.I. Capital Appreciation Fund (Series I)	ING Marsico Growth Portfolio (Class S)	ING VP Global Science and Technology Portfolio (Class I)
AIM V.I. Core Equity Fund (Series I)	ING Marsico International Opportunities Portfolio (Class S)	ING VP Growth and Income Portfolio (Class I)
AIM V.I. Growth Fund (Series I)	ING MFS Capital Opportunities Portfolio (Initial Class)	ING VP Growth Portfolio (Class I)
AIM V.I. Premier Equity Fund (Series I)	ING MFS Total Return Portfolio (Class S)	ING VP Index Plus LargeCap Portfolio (Class I)
American Century® Income & Growth Fund (Advisor Class) [1][2]	ING MFS Utilities Portfolio (Class S)	ING VP Index Plus MidCap Portfolio (Class I)
Aquinas Growth Fund [1][3]	ING OpCap Balanced Value Portfolio (Service Class)	ING VP Index Plus SmallCap Portfolio (Class I)
Calvert Social Balanced Portfolio	ING Oppenheimer Global Portfolio (Initial Class)	ING VP Intermediate Bond Portfolio (Class I)**
EuroPacific Growth Fund® (Class R-4) [1]	ING Oppenheimer Main Street Portfolio® (Class S)	ING VP International Equity Portfolio (Class I)
Evergreen Special Values Fund (Class A) [1]	ING Oppenheimer Strategic Income Portfolio (Initial Class)	ING VP International Value Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING PIMCO High Yield Portfolio (Class S)	ING VP MagnaCap Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING PIMCO Total Return Portfolio (Service Class)	ING VP MidCap Opportunities Portfolio (Class I)
Fidelity® VIP Growth Portfolio (Initial Class)	ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	ING VP Money Market Portfolio (Class I)
Fidelity® VIP Overseas Portfolio (Initial Class) [4]	ING Salomon Brothers Fundamental Value Portfolio (Service Class)	ING VP Natural Resources Trust
Franklin Small Cap Value Securities Fund (Class 2)	ING Salomon Brothers Large Cap Growth Portfolio (Initial Class)	ING VP Real Estate Portfolio (Class I)
Hibernia Mid Cap Equity Fund (Class A Shares) [1]	ING Solution 2015 Portfolio (Service Class) [6]	ING VP Small Company Portfolio (Class I)
ING Alliance Mid Cap Growth Portfolio (Class S)	ING Solution 2025 Portfolio (Service Class) [6]	ING VP SmallCap Opportunities Portfolio (Class I)
ING American Century Large Company Value Portfolio (Service Class)**	ING Solution 2035 Portfolio (Service Class) [6]	ING VP Strategic Allocation Balanced Portfolio (Class I)
ING American Century Select Portfolio (Initial Class)	ING Solution 2045 Portfolio (Service Class) [6]	ING VP Strategic Allocation Growth Portfolio (Class I)
ING American Century Small Cap Value Portfolio (Service Class)	ING Solution Income Portfolio (Service Class) [6]	ING VP Strategic Allocation Income Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (Service Class)	ING Stock Index Portfolio (Class I)	ING VP Value Opportunity Portfolio (Class I)
ING Evergreen Health Sciences Portfolio (Class S)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)	Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
ING FMR^SM Diversified Mid Cap Portfolio (Class S)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
ING Fundamental Research Portfolio (Service Class)**	ING T. Rowe Price Equity Income Portfolio (Class S)	New Perspective Fund® (Class R-4) [1]
ING GET U.S. Core Portfolio	ING T. Rowe Price Growth Equity Portfolio (Initial Class)	Oppenheimer Developing Markets Fund (Class A) [1]
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [5]	ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Oppenheimer Main Street Small Cap Fund®/VA
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING Van Kampen Comstock Portfolio (Service Class)	Pax World Balanced Fund, Inc. [1]
ING JPMorgan Fleming International Portfolio (Initial Class)	ING Van Kampen Equity and Income Portfolio (Initial Class)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING Van Kampen Growth and Income Portfolio (Class S)	Pioneer Equity Income VCT Portfolio (Class I)
ING JPMorgan Small Cap Equity Portfolio (Class S)	ING VP Balanced Portfolio, Inc. (Class I)	Pioneer Fund VCT Portfolio (Class I)
ING Julius Baer Foreign Portfolio (Class S)	ING VP Financial Services Portfolio (Class I)	Pioneer High Yield VCT Portfolio (Class I)
ING Legg Mason Value Portfolio (Class S)		Pioneer Mid Cap Value VCT Portfolio (Class I)
		Templeton Global Bond Fund (Class A) [1]
		The Growth Fund of America® (Class R-4) [1]
		Wanger Select
		Wanger U.S. Smaller Companies
		Washington Mutual Investors Fund^SM (Class R-4) [1]

* The following funds are only available to a limited number of participants who did not participate in the fund substitution during April, 2005: Janus Aspen Balanced Portfolio (Institutional Shares), Janus Aspen Flexible Bond Portfolio (Institutional Shares), Janus Aspen Forty Portfolio (Service Shares), Janus Aspen Large Cap Portfolio (Institutional Shares), Janus Aspen Mid Cap Growth Portfolio (Institutional Shares), Janus Twenty Fund, Janus Aspen Worldwide Growth Portfolio (Institutional Shares), Oppenheimer Global Securities Fund/VA and Oppenheimer Strategic Bond Fund/VA. Some of these funds have had name changes. See Appendix VI - Description of Underlying Funds for a complete list of former and current fund names.

** This fund has changed its name to the name listed above. See Appendix VI - Description of Underlying Funds for a complete list of former and current fund names.

[1] This fund is available to the general public. See "Additional Risks of Investing in the Funds."

[2] Only available to plans that were offering this fund prior to May 1, 2002.

[3] This Fund is not available for all plans. Availability is subject to plan sponsor approval.

[4] Only available to plans that were offering this fund prior to May 1, 2004.

[5] Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

[6] These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company. Contact your local representative or write or call the Company:

ING
USFS Customer Service
Defined Contribution
Administration, TS21
151 Farmington Avenue
Hartford, CT 06156-1277

1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order."

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the participant)*: The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder*: The person to whom we issue the contract. Generally, the plan sponsor or a trust.

We (the Company): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "Contract Ownership and Rights" and "Contract Purchase and Participation."

* Certain contracts are purchased by and issued directly to persons participating in certain plans. The words "you" and "participant" apply to these individuals, except that these individuals have all rights under the contract. The word "contract holder" also applies to these individuals, except that these individuals have no responsibilities to other participants or beneficiaries.

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a "457 plan" is a plan that qualifies for tax treatment under Tax Code section 457. To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), 403(a), 403(b), or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Contract Purchase and Participation."

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel: Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) plans or in some plans under 401(a)/401(k) or 403(a) may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. See "Right to Cancel."

Death Benefit: A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

Withdrawals: During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to an early withdrawal charge, other deductions, tax withholding and taxation. See "Withdrawals" and "Taxation."

Systematic Distribution Options: These allow you to receive regular payments from your account, while retaining the account in the accumulation phase. See "Systematic Distribution Options."

Fees: Certain fees are deducted from your account value. See "Fee Table" and "Fees."

Taxation: Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

Contract Phases

I. The Accumulation Phase (accumulating retirement benefits)

STEP 1: You or the contract holder provide ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2: The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:

(a) Fixed Interest Options; or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)



Payments to Your Account
Step 1
ING Life Insurance and Annuity Company
(a)
Step 2
(b)
Fixed Interest Option
Variable Annuity Account C
Variable Investment Options
The Subaccounts
A
B
Etc.
Step 3
Mutual Fund A
Mutual Fund B
Etc.

STEP 3: The subaccount(s) selected purchases shares of its corresponding fund.

II. The Income Phase The contract offers several payment options. See "The Income Phase." In general, you may:

- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

In This Section:

- ▹ Maximum Contract Holder Transaction Expenses;
- ▹ Annual Maintenance Fee;
- ▹ Separate Account Annual Expenses;
- ▹ Total Annual Fund Operating Expenses;
- ▹ Fund Expense Table; and
- ▹ Hypothetical Examples.

Also See the "Fees" Section for:

- ▹ Early Withdrawal Charge Schedules;
- ▹ How, When and Why Fees are Deducted;
- ▹ Reduction, Waiver and/or Elimination of Certain Fees;
- ▹ Redemption Fees; and
- ▹ Premium and Other Taxes.

See "The Income Phase: for:

- ▹ Fees during the income phase.

Texas K-12 Contracts defined: Voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas who became participants under the contract on and after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, take a loan from the contract or transfer cash value between investment options. State premium taxes may also be deducted. See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Contract Holder Transaction Expenses

Early Withdrawal Charge[1]
(as a percentage of amount withdrawn, if applicable)

Applicable to contracts other than Texas K-12 contracts 5%
Applicable to Texas K-12 contracts 7%

Loan Interest Rate Spread (per annum)[2] 3.0%

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases, this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See the "Fees" section.

[2] This is the difference between the rate applied and the rate credited on loans under your contract. See "Loans." Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

	Applicable to contracts other than Texas K-12 contracts	Applicable to Texas K-12 contracts
Maximum Annual Maintenance Fee[3]	$30.00	$0.00
Separate Account Annual Expenses[3] *(as a percentage of average account value)*		
Maximum Mortality and Expense Risk Charge..	1.50%	1.25%
Maximum Administrative Expense Charge...	0.25%[4]	0.25%[5]
ING GET Fund Guarantee Charge[6]	0.25%	0.25%
Maximum Total Separate Account Expenses	2.00%	1.75%

[3] These fees may be waived, reduced or eliminated in certain circumstances. See "Fees."

[4] We only impose this charge under some contracts. See "Fees."

[5] We currently do not impose this charge under Texas K-12 contracts; however, we reserve the right to charge up to 0.25% annually.

[6.] The ING GET Fund Guarantee Charge is deducted daily during the guarantee period only from amounts allocated to the ING GET U.S. Core Portfolio investment option. See "Investment Options-ING GET U.S. Core Portfolio" and "Fees-ING GET U.S. Core Portfolio Guarantee Charge" for a description of the ING GET Fund guarantee charge.

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Applicable to Contracts Other Than Texas K-12 Contracts*		Applicable to Texas K-12 Contracts**	
	Minimum	Maximum	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees, and other expenses)	0.27%	1.83%	0.27%	1.50%

---

* After taking into account any fee waiver or expense reimbursement arrangements, the minimum and maximum total fund operating expenses would be the same as shown above for contracts other than Texas K-12 Contracts.

** For Texas K-12 Contracts the minimum and maximum total fund operating expenses after taking into account any contractual fee waiver or expense reimbursement arrangement would be 0.27% and 1.45%, respectively. The fund having the minimum expense percentage is not subject to any contractual fee waiver or expense reimbursement arrangement. The fund having the maximum expense percentage is subject to a contractual fee waiver reimbursement arrangement through May 1, 2006.

Fees Deducted by the Funds

Using this Information. The following table shows the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses for additional information. Fund fees are one factor that impacts the value of a fund share. To learn about additional factors, refer to the fund prospectuses. The fee and expense information listed below was provided by the funds.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn will affect the value of each subaccount on a daily basis. The fees and expense information shown in the following table was provided by the funds. The column labeled "Fees and Expenses Waived or Reimbursed" shows only contractual waivers or reimbursements that continue through at least May 1, 2006. Except as noted below, the following figures are a percentage of the average net assets of each fund, and are based on figures for the year ended December 31, 2004. There is no guarantee that actual expenses will be the same as those shown in the table.

Fund Expense Table[1] [2]

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
AIM V.I. Capital Appreciation Fund (Series I) [3]	0.61%	--	0.30%	0.91%	--	0.91%
AIM V.I. Core Equity Fund (Series I) [3]	0.61%	--	0.30%	0.91%	--	0.91%
AIM V.I. Growth Fund (Series I)[3]	0.63%	--	0.28%	0.91%	--	0.91%
AIM V.I. Premier Equity Fund (Series I) [3]	0.61%	--	0.30%	0.91%	--	0.91%
American Century® Income & Growth Fund (Advisor Class)[4]	0.43%	0.50%	--	0.93%	--	0.93%
Aquinas Funds - Growth Fund[5]	1.00%	0.25%	0.58%	1.83%	--	1.83%
Calvert Social Balanced Portfolio[6]	0.70%	--	0.21%	0.91%	--	0.91%
EuroPacific Growth Fund® (Class R-4)[7]	0.45%	0.25%	0.22%	0.92%	--	0.92%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
Evergreen Special Values Fund (Class A)[8][9]	0.79%	0.30%	0.34%	1.43%	--	1.43%
Fidelity® VIP Contrafund® Portfolio (Initial Class)	0.57%	--	0.11%	0.68%	--	0.68%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.47%	--	0.11%	0.58%	--	0.58%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.10%	0.68%	--	0.68%
Fidelity® VIP Overseas Portfolio (Initial Class)	0.72%	--	0.19%	0.91%	--	0.91%
Franklin Small Cap Value Securities Fund (Class 2)[10][11]	0.53%	0.25%	0.18%	0.96%	0.04%	0.92%
Hibernia Mid Cap Equity Fund (Class A Shares)[12]	0.75%	0.25%	0.45%	1.45%	--	1.45%
ING Alliance Mid Cap Growth Portfolio (Class S)[13][14]	0.77%	--	0.26%	1.03%	--	1.03%
ING American Century Large Company Value Portfolio (Service Class)[15]	0.80%	--	0.45%	1.25%	--	1.25%
ING American Century Select Portfolio (Initial Class)[16]	0.64%	--	0.02%	0.66%	--	0.66%
ING American Century Small Cap Value Portfolio (Service Class)[17]	1.00%	--	0.65%	1.65%	0.10%	1.55%
ING Baron Small Cap Growth Portfolio (Service Class)[17]	0.85%	--	0.65%	1.50%	0.05%	1.45%
ING Evergreen Health Sciences Portfolio (Class S)[18]	0.75%	--	0.25%	1.00%	--	1.00%
ING FMR^{SM} Diversified Mid Cap Portfolio (Class S)[13]	0.75%	--	0.26%	1.01%	--	1.01%
ING Fundamental Research Portfolio (Service Class)[15]	0.60%	--	0.45%	1.05%	--	1.05%
ING GET U.S. Core Portfolio[19][20][21]	0.60%	0.25%	0.15%	1.00%	--	1.00%
ING Goldman Sachs® Capital Growth Portfolio (Service Class)[15]	0.85%	--	0.45%	1.30%	--	1.30%
ING JPMorgan Emerging Markets Equity Portfolio (Class S)[13]	1.25%	--	0.27%	1.52%	--	1.52%
ING JPMorgan Fleming International Portfolio (Initial Class)	0.80%	--	0.20%	1.00%	--	1.00%
ING JPMorgan Mid Cap Value Portfolio (Service Class)[15]	0.75%	--	0.60%	1.35%	--	1.35%
ING JPMorgan Small Cap Equity Portfolio (Class S)[13][14][22]	0.90%	--	0.25%	1.15%	0.03%	1.12%
ING Julius Baer Foreign Portfolio (Class S)[13]	0.96%	--	0.25%	1.21%	--	1.21%
ING Legg Mason Value Portfolio (Class S)[13][14]	0.80%	--	0.26%	1.06%	--	1.06%
ING Marsico Growth Portfolio (Class S)[13][14]	0.77%	--	0.26%	1.03%	--	1.03%
ING Marsico International Opportunities Portfolio (Class S)[23][24]	0.54%	--	0.42%	0.96%	0.03%	0.93%
ING MFS Capital Opportunities Portfolio (Initial Class)	0.65%	--	0.25%	0.90%	--	0.90%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING MFS Total Return Portfolio (Class S) [13][14]	0.64%	--	0.25%	0.89%	--	0.89%
ING MFS Utilities Portfolio (Class S) [23][24]	0.60%	--	0.40%	1.00%	--	1.00%
ING OpCap Balanced Value Portfolio (Service Class) [15]	0.80%	--	0.45%	1.25%	--	1.25%
ING Oppenheimer Global Portfolio (Initial Class) [16]	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Main Street Portfolio® (Class S) [13][14]	0.64%	--	0.25%	0.89%	--	0.89%
ING Oppenheimer Strategic Income Portfolio (Initial Class) [25]	0.50%	--	0.04%	0.54%	--	0.54%
ING PIMCO High Yield Portfolio (Class S) [18]	0.49%	--	0.25%	0.74%	--	0.74%
ING PIMCO Total Return Portfolio (Service Class) [15]	0.50%	--	0.60%	1.10%	--	1.10%
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.69%	--	0.13%	0.82%	--	0.82%
ING Salomon Brothers Fundamental Value Portfolio (Service Class) [15]	0.90%	--	0.45%	1.35%	--	1.35%
ING Salomon Brothers Large Cap Growth Portfolio (Initial Class) [16]	0.64%	--	0.23%	0.87%	--	0.87%
ING Solution 2015 Portfolio (Service Class) [26][27]	0.79%	--	0.27%	1.06%	0.02%	1.04%
ING Solution 2025 Portfolio (Service Class) [26][27]	0.84%	--	0.27%	1.11%	0.03%	1.08%
ING Solution 2035 Portfolio (Service Class) [26][27]	0.88%	--	0.27%	1.15%	0.03%	1.12%
ING Solution 2045 Portfolio (Service Class) [26][27]	0.92%	--	0.27%	1.19%	0.04%	1.15%
ING Solution Income Portfolio (Service Class) [26][27]	0.61%	--	0.27%	0.88%	--	0.88%
ING Stock Index Portfolio (Class I) [28]	0.27%	--	--	0.27%	--	0.27%
ING T. Rowe Price Capital Appreciation Portfolio (Class S) [13][14]	0.66%	--	0.26%	0.92%	--	0.92%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [16]	0.64%	--	0.02%	0.66%	--	0.66%
ING T. Rowe Price Equity Income Portfolio (Class S) [13][14]	0.66%	--	0.26%	0.92%	--	0.92%
ING T. Rowe Price Growth Equity Portfolio (Initial Class)	0.60%	--	0.15%	0.75%	--	0.75%
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	0.70%	--	0.15%	0.85%	--	0.85%
ING Van Kampen Comstock Portfolio (Service Class) [17]	0.60%	--	0.60%	1.20%	0.07%	1.13%
ING Van Kampen Equity and Income Portfolio (Initial Class) [16]	0.55%	--	0.02%	0.57%	--	0.57%
ING Van Kampen Growth and Income Portfolio (Class S) [13][14]	0.66%	--	0.26%	0.92%	--	0.92%
ING VP Balanced Portfolio, Inc. (Class I) [29]	0.50%	--	0.09%	0.59%	--	0.59%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING VP Financial Services Portfolio (Class I) [30][31]	0.75%	--	0.25%	1.00%	0.20%	0.80%
ING VP Global Science and Technology Portfolio (Class I) [29][32]	0.95%	--	0.10%	1.05%	--	1.05%
ING VP Growth and Income Portfolio (Class I) [29]	0.50%	--	0.08%	0.58%	--	0.58%
ING VP Growth Portfolio (Class I) [29][32]	0.60%	--	0.09%	0.69%	--	0.69%
ING VP Index Plus LargeCap Portfolio (Class I) [29][32]	0.35%	--	0.09%	0.44%	--	0.44%
ING VP Index Plus MidCap Portfolio (Class I) [29][32]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Index Plus SmallCap Portfolio (Class I) [29][32]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Intermediate Bond Portfolio (Class I) [29]	0.40%	--	0.08%	0.48%	--	0.48%
ING VP International Equity Portfolio (Class I) [29][32]	0.85%	--	0.10%	0.95%	(0.20%)	1.15%
ING VP International Value Portfolio (Class I) [30][31]	1.00%	--	0.22%	1.22%	0.22%	1.00%
ING VP MagnaCap Portfolio (Class I) [30][31]	0.75%	--	0.29%	1.04%	0.14%	0.90%
ING VP MidCap Opportunities Portfolio (Class I) [30][31]	0.75%	--	0.21%	0.96%	0.02%	0.94%
ING VP Money Market Portfolio (Class I) [29]	0.25%	--	0.09%	0.34%	--	0.34%
ING VP Natural Resources Trust [33][34]	1.00%	--	0.33%	1.33%	--	1.33%
ING VP Real Estate Portfolio (Class I) [30][31]	0.80%	--	0.45%	1.25%	0.20%	1.05%
ING VP Small Company Portfolio (Class I) [29][32]	0.75%	--	0.09%	0.84%	--	0.84%
ING VP SmallCap Opportunities Portfolio (Class I) [30][31]	0.75%	--	0.19%	0.94%	0.04%	0.90%
ING VP Strategic Allocation Balanced Portfolio (Class I) [29][32]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Growth Portfolio (Class I) [29][32]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Income Portfolio (Class I) [29][32]	0.60%	--	0.10%	0.70%	0.05%	0.65%
ING VP Value Opportunity Portfolio (Class I) [29][32]	0.60%	--	0.09%	0.69%	--	0.69%
Janus Aspen Balanced Portfolio (Institutional Shares) [35]	0.55%	--	0.01%	0.56%	--	0.56%
Janus Aspen Flexible Bond Portfolio (Institutional Shares) [35]	0.52%	--	0.03%	0.55%	--	0.55%
Janus Aspen Forty Portfolio (Service Shares) [35][36]	0.64%	0.25%	0.02%	0.91%	--	0.91%
Janus Aspen Large Cap Growth Portfolio (Institutional Shares) [35]	0.64%	--	0.02%	0.66%	--	0.66%
Janus Aspen Mid Cap Growth Portfolio (Institutional Shares) [35]	0.64%	--	0.01%	0.65%	--	0.65%
Janus Aspen Worldwide Growth Portfolio (Institutional Shares) [35]	0.60%	--	0.03%	0.63%	--	0.63%
Janus Twenty Fund [37]	0.64%	--	0.24%	0.88%	--	0.88%

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)	0.50%	--	0.39%	0.89%	--	0.89%
Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)	0.75%	--	0.42%	1.17%	--	1.17%
New Perspective Fund® (Class R-4)[38][39]	0.39%	0.25%	0.19%	0.83%	--	0.83%
Oppenheimer Developing Markets Fund (Class A)[40]	0.91%	0.24%	0.37%	1.52%	--	1.52%
Oppenheimer Global Securities Fund/VA	0.63%	--	0.03%	0.66%	--	0.66%
Oppenheimer Main Street Small Cap Fund®/VA	0.75%	--	0.08%	0.83%	--	0.83%
Oppenheimer Strategic Bond Fund/VA	0.71%	--	0.03%	0.74%	--	0.74%
Pax World Balanced Fund, Inc.	0.50%	0.24%	0.21%	0.95%	--	0.95%
PIMCO VIT - Real Return Portfolio[41]	0.25%	--	0.40%	0.65%	--	0.65%
Pioneer Equity Income VCT Portfolio (Class I)	0.65%	--	0.07%	0.72%	--	0.72%
Pioneer Fund VCT Portfolio (Class I)	0.65%	--	0.06%	0.71%	--	0.71%
Pioneer High Yield VCT Portfolio (Class I)	0.65%	--	0.13%	0.78%	--	0.78%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.07%	0.72%	--	0.72%
Templeton Global Bond Fund (Class A)[42]	0.46%	0.25%	0.42%	1.13%	--	1.13%
The Growth Fund of America® (Class R-4)[43]	0.29%	0.25%	0.17%	0.71%	--	0.71%
Wanger Select[44][45]	0.85%	--	0.15%	1.00%	--	1.00%
Wanger U.S. Smaller Companies[46]	0.91%	--	0.08%	0.99%	--	0.99%
Washington Mutual Investors Fund℠ (Class R-4)[47]	0.28%	0.25%	0.17%	0.70%	--	0.70%

Footnotes to "Fund Expense Table"

(1)   The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in this Fund Expense Table and the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fees and expenses shown above. See "Fees - Fund Fees and Expenses" for additional information.

(2)   In the case of fund companies affiliated with the Company, where the Company or an affiliated investment adviser employs subadvisers to manage the funds, no payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. The investment management fee shown in the fee table is apportioned between the Company or other affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser, including the Company. This apportionment of the investment advisory fee does not increase, directly or indirectly, the fees and expenses shown above. See "Fees – Fund Fees and Expenses" for additional information.

(3)   The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items as discussed in the fund's prospectus) of Series I shares to 1.30% of average daily net assets for each series portfolio of AIM Variable Insurance Funds. The expense limitation agreements are in effect through April 30, 2006. Please refer to the fund's prospectus for more detailed information.

(4)   The fund's Advisor Class shares have a 12b-1 Plan. Under the Plan, the fund's Advisor Class pays an annual fee of 0.50% of Advisor Class average net assets, half for certain shareholder and administrative services and half for distribution services.

(5)   The expenses listed above do not reflect that the adviser has agreed to limit the Growth Fund's total expense (including interest, taxes, brokerage and extraordinary expenses) to an annual rate of 1.60% of average net assets, respectively. This fee waiver is voluntary and may be terminated at any time. Distribution (12b-1) and/or service fees have been restated to reflect current distribution (12b-1) and/or service fees.

(6)   Expenses are based on expenses for the Portfolio's most recent fiscal year ended December 31, 2004. Management fees include the Subadvisory fees paid by the Advisor ("Calvert"), to the Subadvisors, and the administrative fee paid by the Portfolio to Calvert Administrative Services Company, an affiliate of Calvert.

(7)   Annual fund operating expenses shown in the table are annualized based on the fund's fiscal year ended March 31, 2004. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(8)   Expense information listed above is for the fiscal year ended July 31, 2004. The management fees shown in the table have been restated to reflect current fees. The Fund's investment advisor may voluntarily waive its fees and/or reimburse the Fund for certain of its expenses in order to reduce expense ratios. The Fund's investment advisor may cease these voluntary waivers and/or reimbursements at any time. Expenses listed above do not reflect voluntary fee waivers and/or expense reimbursements. Including current voluntary fee waivers and/or expense reimbursements, Total Annual Fund Operating Expenses were 1.36% for Class A.

(9)   Effective April 8, 2005, Rule 12b-1 fees for Class A shares of the fund will be paid at a rate of 0.25% of the fund's average daily net assets.

(10)   While the maximum amount payable under the Fund's class rule 12b-1 plan is 0.35% per year of the Fund's class average annual net assets, the Board has set the current rate at 0.25% per year.

(11)   The manager had agreed in advance to reduce its fee to reflect reduced services resulting from the fund's investment in a Franklin Templeton money fund. This reduction is required by the fund's Board of Trustees and an exemptive order by the SEC. The Fund's fiscal year end is April 30.

(12)   The fees and expenses shown in the table are based on the fiscal year ended October 31, 2004.

(13)   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets based on each Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Effective March 1, 2004, the management fee structure for ING JPMorgan Emerging Markets Equity Portfolio was revised. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

(14)   A portion of the brokerage commissions that the ING Alliance Mid Cap Growth, ING JPMorgan Small Cap Equity, ING Legg Mason Value, ING Marsico Growth, ING MFS Total Return, ING Oppenheimer Main Street, ING T. Rowe Price Capital Appreciation, ING T. Rowe Price Equity Income and ING Van Kampen Growth and Income Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.97%, 1.12%, 1.06%, 1.00%, 0.88%, 0.86%, 0.90%, 0.91%, and 0.90%, respectively. This arrangement may be discontinued at any time.

(15)   Other Expenses include a Shareholder Services fee of 0.25%.

(16)   Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.70% to 0.64% for ING Salomon Brothers Large Cap Growth Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect an increase/decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio; from 0.60% to 0.06% for ING Oppenheimer Global Portfolio, and from 0.20% to 0.23% for ING Salomon Brothers Large Cap Growth Portfolio.

(17)   Other Expenses include a Shareholder Services fee of 0.25%. The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for ING American Century Small Cap Value, ING Baron Small Cap Growth, and ING Van Kampen Comstock Portfolios so that the Net Annual Fund Operating Expenses for these Portfolios shall not exceed 1.55%, 1.45%, and 1.13%, respectively, through May 1, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 1.65% for ING American Century Small Cap Value, 1.50% for ING Baron Small Cap Growth and 1.20% for ING Van Kampen Comstock Portfolios.

(18)   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for each Portfolio are based on estimated amounts for the current fiscal year as they had not had a full year of operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

(19)   Investments are accepted into the ING GET U.S. Core Portfolio only during the Offering Period. See Appendix IV in the contract prospectus for a listing of Offering and Guarantee Periods for projected ING GET U.S. Core Portfolio offerings

(20)   The amounts shown are the estimated operating expenses during the Guarantee Period for the Series as a ratio of expenses to average daily net assets. Expenses during the Offering Period are: Management (Advisory) Fees of 0.25%; 12b-1 Fee of 0.25%; Other Expenses of 0.15%; Total Annual Fund Operating Expenses of 0.65% and Net Annual Fund Operating Expenses of 0.65%. Pursuant to a Distribution Plan adopted by the Series under Rule 12b-1 under the 1940 Act, the Series pays ING Funds Distributor, LLC (the "Distributor") an annual fee of up to 0.25% of average daily net assets attributable to the Series' shares. The distribution fee may be used by the Distributor for the purpose of promoting the sale of the Series' shares and providing certain related services. For additional information, please see the Series' SAI.

(21)   ING Investments, LLC, the investment adviser to the Series, has entered into an expense limitation contract with the Series under which it will limit expenses of the Series, excluding expenses such as interest, taxes, brokerage and extraordinary expenses, through December 31, 2006. The expense limit for the Series is shown as Net Annual Fund Operating Expenses in the table above. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(22)   Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for the Portfolio would equal 0.03%. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

(23)   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for each Portfolio are estimated as they had not commenced operations as of December 31, 2004. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for this Portfolio. Other Expenses for each Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

(24)   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to these Portfolios under which it will limit expenses of these Portfolios, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of these Portfolios' expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(25)   Based on estimated expenses for the current fiscal year.

(26)   The Portfolio is structured as a fund of funds, and invests directly in shares of underlying funds. See "Fees – Fund Expenses" for additional information. The table reflects net operating expenses paid directly and indirectly by each Portfolio. Other Expenses include a Shareholder Services fee of 0.25%. Shareholders of a Portfolio will indirectly bear the expenses of an Underlying Fund based upon the percentage of a Portfolio's assets that is allocated to the Underlying Fund. Because the annual net operating expenses of each Underlying Fund, and a Portfolio's allocation to that Underlying Fund, will vary from year to year, the expenses paid by a Portfolio may vary from year to year. These expense ratios are estimates based on the target allocations among the Underlying Funds based upon information in the fee tables of their prospectuses, which in turn, are based on financial results for the year ended December 31, 2004. For information regarding expenses of the Underlying Funds, see the Fund's prospectus. Other Expenses are estimated for each Portfolio's current fiscal year. Operating expenses are shown without allocations to the Fixed Account. Estimated net operating expenses for the Service Class shares including allocations to the Fixed Account would be 0.83% for ING Solution Income Portfolio; 0.96% for ING Solution 2015 Portfolio; 1.06% for ING Solution 2025 Portfolio; 1.14% for ING Solution 2035 Portfolio; and 1.17% for ING Solution 2045. See the Fund's prospectus for further information regarding investment into the Fixed Account and expenses including the Fixed Account.

(27)   The Fund's adviser has entered into a written expense limitation agreement with respect to each Portfolio under which it will limit expenses of the Solutions Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by the Fund's adviser within three years. The amount of each Portfolio's expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(28)   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for Class I shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which DSI, as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

(29)   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio. ING Funds Services, LLC receives an annual administrative fee (included in Other Expenses) equal to 0.055% on the first $5 billion of daily net assets and 0.03% thereafter.

(30)   The amounts shown are the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. With the exception of ING VP Financial Services Portfolio and ING VP Real Estate Portfolio, these estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. For ING VP Financial Services Portfolio and ING VP Real Estate Portfolio, which have not had a full year of operations, as of December 31, 2004, expenses are based on estimated amounts for the current fiscal year.

(31)   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. The amount of expenses proposed to be waived during the current fiscal year by ING Investments, LLC for ING VP Financial Services Portfolio and ING VP Real Estate Portfolio, are shown under the heading Fees and Expenses Waived or Reimbursed. For each Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(32)   ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers under Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(33)   The amounts shown are the estimated operating expenses for shares of the Fund as a ratio of expenses to average daily net assets. These estimates are based on the Fund's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the Fund's investment adviser, has agreed.

(34)   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of the Fund's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with the Fund under which it will limit expenses of the Fund, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Fund's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limit is 2.50% for the Fund. The expense limits will continue through at least May 1, 2006. In addition, effective January 1, 2005, pursuant to a side agreement which is not reflected in the fund expense table, ING Investments, LLC has lowered the expense limit to 1.18% for ING VP Natural Resources Trust through at least December 31, 2005. There is no guarantee that this side agreement will continue after that date. Any fees waived pursuant to the side agreement shall not be eligible for recoupment. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(35)   All of the fees and expenses shown were determined based on net assets as of the fiscal year ended December 31, 2004, restated to reflect reductions in the portfolios' management fees effective July 1, 2004. All expenses are shown without the effect of expense offset arrangements.

(36)   Because the 12b-1 fee is charged as an ongoing fee, long-term shareholders may pay more than the economic equivalent of the maximum front-end sales charges permitted by the National Association of Securities Dealers, Inc.

(37)   All of the fees and expenses shown were determined based on net assets as of the fiscal year ended October 31, 2004, restated to reflect a reduction in the fund's management fee effective July 1, 2004. All expenses are shown without the effect of expense offset arrangements.

(38)   Annual fund operating expenses shown in the table are based on the fund's fiscal year ended September 30, 2004. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(39)   The fund's investment adviser is waiving a portion of its management fees. Figures shown reflect the waiver. Please see the fund's prospectus or annual report for details. The reimbursement for Class R-4 shares did not change the net expenses reported in the table above for these share classes.

(40)   The fees and expenses in the table are based on the Fund's expenses during its fiscal year ended August 31, 2004. Expenses may vary in future years. Other Expenses include transfer agent fees, custodial fees, and accounting and legal expenses that the Fund pays. The Other Expenses in the table are based on, among other things, the fees the Fund would have paid if the transfer agent had not waived a portion of its fee under a voluntary undertaking to the Fund to limit these fees to 0.35% of average daily net assets per fiscal year. That undertaking may be amended or withdrawn at any time.

(41)   Other Expenses reflect an administrative fee of 0.25% and a service fee of 0.15%. PIMCO has contractually agreed, for the Portfolio's current fiscal year (12/31), to reduce total annual portfolio operating expenses for the Administrative Class shares to the extent they would exceed, due to the payment of Trustees' fees, 0.65% of average daily net assets. Under the Expense Limitation Agreement, which renews annually unless terminated by PIMCO upon 30 days' notice, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expenses limit. Ratio of net expenses to average net assets excluding interest expense is 0.65%.

(42)   The Fund's fiscal year end is August 31.

(43)   Annual fund operating expenses shown in the table are based on the fund's fiscal year ended August 31, 2004. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

(44)   Management fees have been restated to reflect contractual changes to the management fee for the Fund as of February 10, 2005. Previously, the Adviser had waived a portion of its fees so that those fees were retained at the following rate: 0.85%. The fee waiver was effective as of February 10, 2005 but applied as if it had gone into effect on December 1, 2004. If the fee waiver had not been implemented as noted above, actual expenses of the Fund would be as follows: management fee, 0.95%; other expenses, 0.15%; and total operating expenses, 1.10%.

(45)   The Adviser has undertaken to limit Wanger Select's annual expenses to 1.35% of its average net assets. This expense limitation is contractual and will terminate on April 30, 2006.

(46)   Management fees have been restated to reflect contractual changes to the management fee for the Fund as of February 10, 2005. Previously, the Adviser had waived a portion of its fees so that those fees were retained at the following rates: 0.99% of net assets up to $100 million; 0.94% of the next $150 million; and 0.89% of net assets in excess of $250 million. The fee waiver was effective as of February 10, 2005 but applied as if it had gone into effect on December 1, 2004. If the fee waiver had not been implemented as noted above, actual expenses of the Fund would be as follows: management fee, 0.92%; other expenses, 0.08%; and total operating expenses, 1.00%.

(47)   Annual fund operating expenses shown in the table are annualized based on the fund's fiscal year ended April 30, 2004. 12b-1 fees may not exceed 0.50% for Class R-4 of the class' average net assets annually. A portion of the fund's expenses may be used to pay third parties (including affiliates of the fund's investment adviser) that provide recordkeeping services to retirement plans invested in the fund.

Hypothetical Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. For each type of contract, these costs include maximum contract holder transaction expenses, maximum maintenance fees (converted to a percentage of assets equal to 0.151%), maximum separate account annual expenses, and fund fees and expenses applicable to that type of contract.

Example 1: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **maximum** fees and expenses of any of the funds available for each type of contract as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to contracts other than Texas K-12 contracts*	$882	$1,660	$2,458	$3,976	$375	$1,141	$1,926	$3,976
Applicable to Texas K-12 contracts	$966	$1,511	$2,074	$3,318	$303	$927	$1,577	$3,318

Example 2: The following Examples assume that you invest $10,000 in the contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the **minimum** fees and expenses of any of the funds available for each type of contract as listed in the "Total Annual Fund Operating Expenses" column in the Fund Expense Table above. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	(A) If you withdraw your entire account value at the end of the applicable time period:				**(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period**:**			
	1 Year	**3 Years**	**5 Years**	**10 Years**	**1 Year**	**3 Years**	**5 Years**	**10 Years**
Applicable to contracts other than Texas K-12 contracts*	$734	$1,223	$1,740	$2,504	$220	$679	$1,165	$2,504
Applicable to Texas K-12 contracts	$851	$1,162	$1,487	$2,084	$180	$557	$959	$2,084

* Example 1(A) and Example 2(A) reflect deduction of an early withdrawal charge calculated using Early Withdrawal Charge Schedule I (based on completed purchase payment periods.) Schedule I is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than 5 purchase payment periods would have been completed at the end of years 1, 3 and 5, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed, and no early withdrawal charge would apply.

**This example will not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum payment is requested within a certain number of years as specified in the contract. In that case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge. (Refer to Example A.)

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix VII, we provide condensed financial information about the Variable Annuity Account C (the separate account) subaccounts available under the contracts. These tables show the values of the subaccounts over the past 10 years. For subaccounts that were not available 10 years ago, we give a history from the date of first availability.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C (the separate account), a separate account of the Company. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

▷ **Fund Descriptions.** We provide brief descriptions of the funds in Appendix VI. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from the address and telephone number listed in "Contract Overview-Questions: Contacting the Company," by accessing the SEC web site or by contacting the SEC Public Reference Room.

Fixed Interest Options. For descriptions of the fixed interest options, see Appendices I, II and III and the Guaranteed Accumulation Account prospectus.

ING GET U.S. Core Portfolio. An ING GET U.S. Core Portfolio ("ING GET Fund") series may be available during the accumulation phase of the contract. We make a guarantee, as described below, when you allocate money into an ING GET Fund series. Each ING GET Fund series has an offering period of three months which precedes the guarantee period. The ING GET Fund investment option may not be available under your contract, under your plan, or in your state.

Various series of the ING GET Fund may be offered from time to time and additional charges will apply if you elect to invest in one of these series. Please see Appendix IV for a projected schedule of ING GET Fund series offerings. The Company makes a guarantee when you direct money into an ING GET Fund series. We guarantee that the value of an accumulation unit of the ING GET Fund subaccount for that series under the Contract on the maturity date will not be less than its value as determined after the close of business on the last day of the offering period for that ING GET Fund series. If the value on the maturity date is lower than it was on the last day of the offering period, we will add funds to the ING GET Fund subaccount for that series to make up the difference. This means that if you remain invested in the ING GET Fund series until the maturity date, at the maturity date, you will receive no less than the value of your separate account investment directed to the ING GET Fund series as of the last day of the offering period, less charges not reflected in the accumulation unit value such as the maintenance fee and less any amounts you transfer or withdraw from the ING GET Fund subaccount for that series. The value of dividends and distributions made by the ING GET Fund series throughout the guarantee period is taken into account in determining whether, for purposes of the guarantee, the value of your ING GET Fund investment on the maturity date is no less than its value as of the last day of the offering period. If you withdraw or transfer funds from an ING GET Fund series prior to the maturity date, we will process the transactions at the actual unit value next determined after we receive your request. The ING GET Fund subaccount is not available for dollar cost averaging, automatic rebalancing, or for income phase payments.

Before the maturity date, we will send a notice to each participant who has allocated amounts to the ING GET Fund series. This notice will remind you that the maturity date is approaching and that you must choose other investment options for your ING GET Fund series amounts. If you do not make a choice, on the maturity date we will transfer your ING GET Fund series amounts to another available series of the ING GET Fund that is then accepting deposits under your contract or plan. If no ING GET Fund is then available under your contract or plan, we will transfer your ING GET Fund series amounts to a balanced fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. If there are no such balanced funds available under the contract, we will transfer your ING GET Fund series amounts to a core U.S. equity fund advised by ING Investments, LLC (or another adviser affiliated with the Company) available under the contract that has the best 5-year standardized performance. All amounts not transferred to a new ING GET Fund series, as outlined above, will be subject to market risk including the possible loss of principal.

Please see the ING GET U.S. Core Portfolio prospectus for a complete description of the ING GET Fund investment option, including charges and expenses.

Selecting Investment Options

- **Choose options appropriate for you.** Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Limits on Option Availability. Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. For example, some subaccounts may be unavailable in a particular state due to state law limits on total aggregate charges applicable to investment options offered. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced**.**

Limits on Number of Options Selected. Generally, the contract holder, or you if permitted by the plan, may select no more than 18 investment options at one time during the accumulation phase of your account. If you have an outstanding loan (available to 403(b) and some 401, 403(a), and 457(b) plans only), you may currently make a total of 18 cumulative selections over the life of the account. Each subaccount, the Fixed Account, Fixed Plus Account, and each classification of the Guaranteed Accumulation Account selected counts toward these limits. If you have a loan on the account, the loan counts toward the limit, even after the full value is transferred to other options.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Additional Risks of Investing in the Funds.

Insurance-Dedicated Funds. *(Mixed and Shared Funding)* Most of the funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed-bought for annuities and life insurance
▷ Shared-bought by more than one company

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

▷ American Century® Income & Growth Fund (Advisor Class)
▷ Aquinas Growth Fund
▷ EuroPacific Growth Fund® (Class R-4)
▷ Evergreen Special Values Fund (Class A)
▷ Hibernia Mid Cap Equity Fund (Class A)
▷ Janus Twenty Fund (limited availability)
▷ New Perspective Fund® (Class R-4)
▷ Oppenheimer Developing Markets Fund (Class A)
▷ Pax World Balanced Fund, Inc.
▷ Templeton Global Bond Fund (Class A)
▷ The Growth Fund of America® (Class R-4)
▷ Washington Mutual Investors Fund^{SM} (Class R-4)

See "Taxation-403(b) Plans" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts which may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both the public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds which are involved in the conflict.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase and under some contracts the income phase, the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers to an ING GET Fund series may only be made during the offering period for that ING GET Fund series. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred in or out of subaccounts will be based on the subaccount unit values next determined after we receive your request in good order at our Home Office, or if you are participating in the dollar cost averaging or account rebalancing programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits Imposed by Underlying Funds. Orders for the purchase of fund shares may be subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation of a purchase payment to a subaccount if the subaccount's investment in its corresponding fund is not accepted by the fund for any reason.

Limits on Frequent or Disruptive Transfers. The contract is not designed to serve as a vehicle for frequent trading. Frequent trading can disrupt management of a fund and raise its expenses through: 1) increased trading and transaction costs; 2) forced and unplanned portfolio turnover; 3) lost opportunity costs; and 4) large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders and participants. This in turn can have an adverse effect on fund performance. Accordingly, individuals or organizations that use market-timing investment strategies and make frequent transfers should not purchase the contract.

We monitor transfer activity. With regard to frequent transfers, in the event that an individual's or organization's transfer activity:

1) exceeds our then-current monitoring standard for frequent trading;

2) is identified as problematic by an underlying fund even if the activity does not exceed our monitoring standard for frequent trading; or

3) if we determine in our sole discretion that such transfer activity may not be in the best interests of other contract holders or participants,

we will take the following actions to deter such transfer activity. Upon the first violation, we will send a one time warning letter. A second violation will result in the suspension of trading privileges via facsimile, telephone, email and internet, and limit trading privileges to submission by regular U.S. mail for a period of six months. At the end of that period, trading privileges will be reinstated. If there is another violation after such rights are reinstated, we will suspend such privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if such transfer activity is initiated by a market-timing organization or individual or other party authorized to give transfer instructions on behalf of multiple contract owners or participants, we will also take the following actions, without prior notice: (1) not accepting transfer instructions from an agent acting on behalf of more than one contract holder or participant; and (2) not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one contract holder or participant at a time.

Our current definition of frequent trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether trading activity is excessive. We reserve the right to modify our general standard, or the standard as it may apply to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders, participants and fund investors and/or state or federal regulatory requirements. If we modify such standard, it will be applied uniformly to all contract holders and participants or, as applicable, to all contract holders and participants investing in the underlying fund.

In addition, if, due to the excessive dollar amounts of trades, even though not within our then current definition of frequent trading, an individual's or organization's transfer activity is determined, in our sole discretion, to be disruptive, we will take the same actions as are described above to limit frequent transfers.

The Company does not allow waivers to the above policy. Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

The Dollar Cost Averaging Program. Certain contracts allow you to participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging is not permitted into an ING GET Fund subaccount. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in "Contract Overview-Questions: Contacting the Company."

Dollar cost averaging is not available to participants in the account rebalancing program.

The Account Rebalancing Program. Under some contracts you may participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected. Only account values invested in the subaccounts (excluding the ING GET Fund subaccount) may be rebalanced. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is no additional charge for this program. If available under your contract, you may participate in this program by completing the account rebalancing election form or by contacting the Company at: ING Life Insurance and Annuity Company, Technical Services, 151 Farmington Avenue, Hartford, CT 06156-1268, phone: 1-800-262-3862, fax: (860) 723-9620.

Account rebalancing is not available if you elect to participate in the dollar cost averaging program.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts available for purchase are group or individual deferred annuity contracts that the Company offers in connection with plans established by eligible organizations under Tax Code sections 401(a), 401(k), 403(a), 403(b) and 457.

ERISA Notification. Some plans under Sections 401, 403(a) and 403(b) are subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The contract holder must notify the Company whether Title I of ERISA applies to the plan.

Use of an Annuity Contract in your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), 403(a), 403(b), or 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) which may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract.

1. The contract holder submits the required forms and application to the Company.
2. We approve the forms and issue a contract to the contract holder.

Participating in the Contract.

1. We provide you with enrollment materials for completion and return to us (occasionally enrollment is conducted by someone unaffiliated with us who is assisting the contract holder).
2. If your enrollment materials are complete and in good order, we establish one or more accounts for you. Under certain plans we establish an employee account for contributions from your salary and an employer account for employer contributions.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING VP Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:

▷ Lump-sum payments-A one-time payment to your account in the form of a transfer from a previous plan; and/or
▷ Installment payments-More than one payment made over time to your account.

The plan and the contract may have certain rules or restrictions that apply to use of these two methods. For example, we may require that installment payments meet certain minimums. Under some contracts, we will place the different types of payments in distinct accounts, where each account will have its own early withdrawal charge schedule. See "Fees-Early Withdrawal Charge Schedules."

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically at www.ingretirementplans.com. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. See "Investment Options" and "Transfers."

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. See "Fees" and "Appendix III - Fixed Plus Account."

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. See "Taxation."

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contracts should be discussed with your financial representative, making sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur. You should pay attention to the following issues, among others:

1. Long-Term Investment - This contract is a long-term investment, and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in this contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59 1/2.
2. Investment Risk - The value of investment options available under this contract may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3. Features and Fees - The fees for this contract reflect costs associated with the features and benefits it provides. As you consider this contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4. Exchanges - If this contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under this contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under this contract. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts that may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. These alternative options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract?

▷ **Under Governmental 457(b) Plans.** The Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code.

▷ **Under Tax-Exempt 457(b) Plans.** In order to avoid being subject to the Employee Retirement Income Security Act of 1974 (ERISA), 457(b) plan assets of tax-exempt employers (including certain nonqualified, church-controlled organizations) remain the property of the employer, and are subject to the claims of the employer's general creditors.

▷ **Under 401(a), 401(k), 401(a) or 403(b) Plans**. Under the contract, we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

Who Holds Rights Under the Contract?

▷ Under all contracts, except group contracts issued through a voluntary 403(b) plan, the contract holder holds all rights under the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to choose investment options.

▷ If you participate in a group or individual contract through a voluntary 403(b) plan or other individual contracts, you hold all rights under the contract.

For additional information about the respective rights of the contract holder and participants, see Appendix V.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at our Home Office. The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges (if any) deducted during the period you held the contract will not be returned. We will not deduct an early withdrawal charge, nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

The following repeats and adds to information provided in the "Fee Table" section. Please review both this section and the "Fee Table" section for information on fees.

I. *Maximum Transaction Fees*

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specific dollar amount, the amount withdrawn from your account will be the amount you specified plus adjustment for any applicable early withdrawal charge.

Purpose: This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charges, to make up the difference.

Amount: This charge is a percentage of the amount that you withdraw from the subaccounts, the Fixed Account and the Guaranteed Accumulation Account. We do not deduct an early withdrawal charge from amounts that you withdraw from the Fixed Plus Account. The percentage is determined by the early withdrawal charge schedule that applies to your account. Some of these schedules are listed below. The charge will never be more than 8.5% of your total purchase payments to the account, or under some contracts, the maximum permitted by the rules of the National Association of Securities Dealers.

Early Withdrawal Charge Schedules. You may determine which schedule applies to you by consulting your or the contract (held by the contract holder).

Schedule I. This is one of two maximum early withdrawal charge schedules that may apply to contracts other than Texas K-12 contracts. It grades down to zero over a 10-year period, as shown below. Some contracts have schedules that grade down to zero over fewer than 10 years.

Each contract will specify whether a schedule is based on one of the following: (1) The number of years since the account was established; (2) the number of years since the contract was established; (3) the number of completed purchase payment periods; or (4) the number of completed deposit cycles.

Unless the contract provides otherwise, the same schedule applies to installment purchase payments (ongoing contributions) and to single purchase payments (rollovers, exchanges or other one-time contributions).

Schedule I

Purchase Payment Periods, Contribution Periods, Deposit Cycles, Contract Years or Completed Account Years (depending upon the contract)	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 7	4%
7 or more but fewer than 9	3%
9 or more but fewer than 10	2%
10 or more	0%

Types of Fees

There are several types of fees which you may incur under the contract:

▷ Maximum Transaction Fees
  - Early Withdrawal Charge
  - Annual Maintenance Fee
  - Redemption Fees
▷ Maximum Fees Deducted from the Subaccounts
  - Mortality and Expense Risk Charge
  - Administrative Expense Charge
▷ Fund Expenses
▷ Premium and Other Taxes
▷ ING GET Fund Guarantee Charge

Terms to Understand in Schedules I, II and Schedule for Texas K-12 Contracts

▷ Account Year-a 12-month period measured from the date we establish your account, or measured from any anniversary of that date.
▷ Contract Year-a 12-month period measured from the date we establish the contract, or measured from any anniversary of that date.
▷ Purchase Payment Period (also called Contribution Period, Contract Years, Deposit Cycles, Account Years Completed, or Installment Payment Period under some contracts)-the period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 payments are made. If only 11 payments are made, the payment period is not completed until the twelfth payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Schedule II. This is one of two maximum early withdrawal charge schedules that apply to contracts other than Texas K-12 contracts. For contracts where we establish distinct accounts for installment purchase payments and single purchase payments (defined above), Schedule I applies to installment payment accounts and Schedule II applies to single payment accounts. As shown below, Schedule II grades down to zero over a nine-year period as account years are completed.

Schedule II

Completed Account Years	Early Withdrawal Charge
Fewer than 5	5%
5 or more but fewer than 6	4%
6 or more but fewer than 7	3%
7 or more but fewer than 8	2%
8 or more but fewer than 9	1%
9 or more	0%

Texas K-12 Contracts. The following schedule applies to participants who enroll in voluntary 403(b) annuity contracts for employees of K-12 public schools in Texas on and after June 1, 2002. These contracts meet the requirements established by the Teachers Retirement System of Texas in support of Senate Bill 273.

Completed Account Years	Early Withdrawal Charge
Fewer than 1	7.0%
1 or more but fewer than 2	6.5%
2 or more but fewer than 3	6.0%
3 or more but fewer than 4	5.5%
4 or more but fewer than 5	5.0%
5 or more but fewer than 6	4.5%
6 or more but fewer than 7	4.0%
7 or more but fewer than 8	3.5%
8 or more but fewer than 9	3.0%
9 or more but fewer than 10	2.0%
10 or more	0.0%

Early Withdrawal Charge Waivers under all Contracts. These apply to all contracts. Also read the following two subsections regarding additional waivers, reduction or elimination of the charge.

This charge is waived for portions of a withdrawal that are:

▷ Used to provide income payments during the income phase;
▷ Paid because of your death before income payments begin;
▷ Paid where your account value is $5,000 or less*, and no part of the account has been taken as a withdrawal, used to provide income payments or taken as a loan within the prior 12 months (36 months for some contracts issued in New York);
▷ Taken because of the election of a systematic distribution option (see "Systematic Distribution Options"); or
▷ Taken on or after the tenth anniversary of the effective date of the account.

*Under some contracts this waiver applies to withdrawals paid where your account value is $3,500 (or for some contracts issued in New York, $1,999 or when the paid-up annuity benefit is less than $20 monthly). In addition, under some contracts, we will waive this charge as otherwise allowed by the plan for a lump-sum cashout without a participant's consent.

Early Withdrawal Charge Waivers under Certain Contracts. To find out which waivers apply to the contract issued in connection with your plan, consult the certificate or the contract (held by the contract holder).

This charge is waived for portions of a withdrawal that are:

▷ Taken under accounts with an early withdrawal charge schedule based on completed purchase payment periods when you are at least age 59 1/2 and have completed at least nine purchase payment periods;

▷ Taken after you have experienced a severance of employment with your employer* (under certain contracts, the employer must provide documentation of severance to the Company);

▷ Used to purchase an ING Life Insurance and Annuity Company single premium immediate annuity or other contracts allowed by the Company, under the condition that you do not cancel the new contract and obtain a refund during the cancellation period (if you cancel the new contract, we will reinstate the account under the old contract and the amount returned to the account from the new contract may then be withdrawn, subject to any early withdrawal charge that would have applied at the time the new contract was established);

▷ Depending upon the plan, due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder or an in-service distribution permitted by the plan when certified by the employer;

▷ From contracts used with plans under section 401(a)/401(k), 403(a) or 403(b) of the Tax Code, if the withdrawal is not more than 10% of your account value and is the first partial withdrawal in a calendar year (to qualify for this waiver you must be between the ages of 59 1/2 and 70 1/2 and cannot have elected the systematic withdrawal option; any outstanding loans are not included in the account value when calculating the 10% amount; and this waiver does not apply to full withdrawals or to a withdrawal due to a loan default);

▷ Withdrawn due to the transfer of your account value to another of the retirement products the Company offers under the contract holder's plan, subject to various conditions agreed to by the contract holder and the Company in writing;

▷ Made because the Company terminated the account under the circumstances described in "Other Topics-Account Termination";

▷ Withdrawn for a transfer as provided under Internal Revenue Service Ruling 90-24 to a Code section 403(b)(7) custodial account sponsored by the Company; or

▷ Made for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

*This waiver does not apply if the severance of employment would not have qualified as a separation from service under IRS guidance prior to the enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

▷ The number of participants under the plan;
▷ The type and nature of the group to which a contract is issued;
▷ The expected level of assets and/or cash flow under the plan;
▷ Our agent's involvement in sales activities;
▷ Our sales-related expenses;
▷ Distribution provisions under the plan;
▷ The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
▷ The level of employer involvement in determining eligibility for distributions under the contract;
▷ Our assessment of financial risk to the Company relating to withdrawals; and
▷ Whether the contract results from the exchange of another contract issued by the Company to the same plan sponsor.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Reduction for Certain New York Contracts. For master 403(b) plan contracts issued after July 29, 1993 in New York, in addition to waivers or reductions that we grant, the State of New York requires a reduced early withdrawal charge schedule for withdrawals from the Guaranteed Accumulation Account. The schedule grades down over a seven-year period as account years are completed, as shown in the table below. This same schedule is used for withdrawals from the subaccounts, Fixed Account or the Guaranteed Accumulation Account for contracts issued in New York on or after March 7, 2000 under contract forms G-CDA-99(NY) and G-CDA-01(NY).

Completed Account Years	Early Withdrawal Charge
Fewer than 3	5%
3 or more but fewer than 4	4%
4 or more but fewer than 5	3%
5 or more but fewer than 6	2%
6 or more but fewer than 7	1%
7 or more	0%

Annual Maintenance Fee

Maximum Amount. $30.00

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee on your account anniversary and, in some cases, at the time of full withdrawal. Under some contracts we may also deduct this fee annually on the anniversary of the issue date of the contract, rather than on your account anniversary. It is deducted annually on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. We do not deduct this fee from a single purchase payment account. Under some plans we deduct the maintenance fee from both employer and employee accounts, in which case we may deduct one-half the fee from each account, pro-rata from your account value invested in the subaccounts and fixed interest options. Under some installment plans, your employer elects whether the fee is deducted from the employee account, employer account, or a portion from each. The Company may send a bill to your employer at or prior to such deduction.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction or Elimination. When a plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:

▷ The size, type and nature of the group to which a contract is issued;
▷ Amount of contributions to the contract;
▷ The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷ The anticipated level of administrative expenses, such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values, and any other factors pertaining to the level and expense of administrative services we will provide; and
▷ The number of eligible participants and the program's participation rate.

Due to factors on which the maintenance fee is based, it is possible that it may increase or decrease from year to year as the characteristics of the group change.

We will not unfairly discriminate against any group if we reduce or eliminate the maintenance fee. We will make any reduction according to our own rules in effect at the time we approve the application for a contract. We reserve the right to change these rules from time to time.

Redemption Fees

If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transaction you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value.

II. *Maximum Fees Deducted from the Subaccounts*

Mortality and Expense Risk Charge

Maximum Amount. 1.50% annually of your account value invested in the subaccounts during the accumulation phase; 1.25% annually of your account value invested in the subaccount during the income phase. See "The Income Phase - Charges Deducted." We may charge a different fee for different funds (but not beyond the maximum amount). See your certificate or the contract (held by the contract holder).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this from any fixed interest option.

Purpose. This fee compensates us for the mortality and expense risks we assume under the contracts.

▷   The mortality risks are those risks associated with our promise to make lifetime payments based on annuity rates specified in the contracts and our funding of the death benefits and other payments we make to owners or beneficiaries of the accounts.
▷   The expense risk is the risk that the actual expenses we incur under the contracts will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contracts, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

▷   The expected level of assets under the plan (under some contracts, we may aggregate accounts under different contracts issued by the Company to the same contract holder);
▷   The size of the prospective group, projected annual number of eligible participants and the program's participation rate;
▷   The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals, loans and available investment options, which in turn lowers administrative expenses);
▷   The frequency, consistency and method of submitting payments and loan repayments;
▷   The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
▷   The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
▷   The projected frequency of distributions;
▷   The type and level of other factors that affect the overall administrative expense including expenses related to the contract or the plan; and
▷   Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time. Under some contracts we will reassess and increase or decrease this fee annually. However, the charge that may apply to a given participant upon entry into the income phase will remain fixed while the participant remains in that phase.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense charge of up to 0.25% annually of your account value invested in the subaccount. We are currently deducting this charge under the contracts issued to some plans. If charged, this fee is deducted daily from the subaccounts. We do not deduct this charge from any fixed interest option. This fee may be assessed during the accumulation phase and/or the income phase. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

Purpose. This fee helps defray our administrative expenses that cannot be covered by the mortality and expense charge described above. The fee is not intended to exceed our average expected cost of administering the contracts. We do not expect to make a profit from this fee.

Reduction. Under some contracts, if we charge the administrative expense charge, we may reduce it from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder, in writing. The level of the fee may be reassessed and increased or decreased annually.

III. *Fund Fees and Expenses*

As shown in the Fund Expense Table which begins of on page 7 of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner or participant services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive varying levels of revenue from each of the funds available through the contract. In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by the Company or other Company affiliates (including but not limited to ING Investments, LLC and Directed Services, Inc.), which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by the Company or a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generally generate the least amount of revenue.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by the Company, ING Investments, LLC, Directed Services, Inc. or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by the Company or a Company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds include:

- For those funds which the Company serves as investment adviser, a share of the management fee deducted from fund assets and included within the "Management (Advisory) Fees" column of the Fund Expense Table that begins on page 7 of this prospectus;

- Service fees that are deducted from fund assets and included within the "Other Expenses" column of the Fund Expense Table; and

- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets and disclosed in the "12b-1 Fees" column of the Fund Expense Table.

Additionally, the Company receives other revenues from affiliated funds which may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the management fees shown in the Fund Expense Table. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the Fund Expense Table; and

- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the contract. These additional payments are not disclosed in the Fund Expense Table and do not increase directly or indirectly the fees and expenses shown in the Fund Expense Table. These additional payments may be used by us to finance distribution of the contract.

The following table shows the 16 unaffiliated fund families and/or investment management groups which have funds currently offered through the contract, ranked according to the total amount they paid to the Company or its affiliates in 2004, in connection with the registered variable annuity contracts issued by the Company:

1. Janus Funds	9. Evergreen Investments
2. Fidelity Investments	10. American Funds
3. OppenheimerFunds	11. Pax World Funds
4. Aim Investments	12. American Century Investments
5. Lord Abbett Funds	13. PIMCO Funds
6. Calvert Funds	14. Columbia Wanger Asset Management, L.P.
7. FranklinTempleton Investments	15. Hibernia Funds
8. Pioneer Investments	16. Aquinas Funds

If the revenues received from affiliated funds were included in the table above, payments from ING Investments, LLC and other Company affiliates would be at the top of the list.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds.

Certain funds may be structured as fund of funds (including the ING Solution portfolios). These may have higher fees and expenses than a fund that invests directly in debt and equity securities. The Fund Expense Table included in the "Fee Table" section reflects the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. These funds are identified in the "Fund Expense Table" and on the front of this prospectus.

IV. *Premium and Other Taxes*

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

V. ING GET Fund Guarantee Charge.

Various series of ING GET Fund may be offered from time to time, and additional charges may apply if you elect to invest in one of these series. The ING GET Fund guarantee charge is deducted each business day during the guarantee period if you elect to invest in the ING GET Fund. The amount of the ING GET Fund guarantee charge is 0.25% and is deducted from amounts allocated to the ING GET Fund investment option. This charge compensates us for the cost of providing a guarantee of accumulation unit values of the ING GET Fund subaccount. See "Investment Options - ING GET U.S. Core Portfolio."

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:

▷ Account dollars directed to the fixed interest options, including interest earnings to date;
▷ Less any deductions from the fixed interest options (e.g., withdrawals, fees);
▷ Plus the current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "Accumulation Unit Value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The value of accumulation units vary daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge, and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange (Exchange) (normally at 4 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- ▹ The net assets of the fund held by the subaccount as of the current valuation; minus
- ▹ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- ▹ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed);
- ▹ Divided by the total value of the subaccount's units at the preceding valuation;
- ▹ Minus a daily deduction for the mortality and expense risk charge, the administrative expense charge, if any, and any other fees deducted from investments in the separate account (such as guarantee charges for the ING GET Fund). See "Fees."

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time), the applicable AUV's are $10 for Subaccount A, and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.


$5,000 contribution
Step 1
ING Life Insurance and Annuity Company
Step 2
Variable Annuity Account C
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
Step 3
Fund A
Fund B

Step 1: An investor contributes $5,000.

Step 2:

A. He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).

B. He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or NAV).

The fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the New York Stock Exchange (normally 4 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the Exchange (normally at 4:00 p.m. Eastern Time) on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:

- ▹ Early Withdrawal Charge. See "Fees-Early Withdrawal Charge"
- ▹ Maintenance Fee. See "Fees-Maintenance Fee"
- ▹ Market Value Adjustment. See Appendix I
- ▹ Redemption Fees. See ("Fees - Redemption Fees")
- ▹ Tax Penalty. See "Taxation" and/or
- ▹ Tax Withholding. See "Taxation"

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in "Contract Overview-Questions: Contacting the Company."

Making a Withdrawal. Subject to limitations on withdrawals from the fixed interest options and other restrictions (see "Withdrawal Restrictions" below), the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan, must:

- ▹ Select the withdrawal amount.
    - Full Withdrawal: You will receive, reduced by any required withholding tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, plus the amount available for withdrawal from the Fixed Plus Account.
    - Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required withholding tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustments for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

    For a description of limitations on withdrawals from the Fixed Plus Account, see Appendix III.

- ▹ Select investment options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value.
- ▹ Properly complete a disbursement form and submit it to the Home Office.

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the New York Stock Exchange (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value either:

(1) As of the next valuation after we receive a request for withdrawal in good order at our Home Office, or
(2) On such later date as specified on the disbursement form.

Delivery of Payment. Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, we will send your payment not later than seven calendar days following our receipt of your disbursement form in good order.

Reinstatement Privilege. Some contracts allow one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law and the contract, you may elect to reinstate all or a portion of the proceeds. We must receive reinstated amounts within 60 days of the withdrawal. We will credit the account for the amount reinstated based on the

subaccount values next computed following our receipt of your request in good order and the amount to be reinstated. We will credit the amount reinstated proportionally for maintenance fees and early withdrawal charges imposed at the time of withdrawal. We will deduct from the amounts reinstated any maintenance fee which fell due after the withdrawal and before the reinstatement. We will reinstate in the same investment options and proportions in place at the time of withdrawal. If you withdraw amounts from a series of the ING GET Fund and then elect to reinstate them, we will reinstate them in a GET Fund series that is then accepting deposits, if one is available. If one is not available, we will reallocate your GET amounts among other investment options in which you invested, on a pro rata basis. Special rules apply to reinstatements of amounts withdrawn from the Guaranteed Accumulation Account. See Appendix I. Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. Some plans may have other limits on withdrawals, other than or in addition to those listed below.

▷ Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59 1/2, severance from employment, or financial hardship of the following:
  (1) Salary reduction contributions made after December 31, 1988; and
  (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.

▷ 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59 1/2, severance from employment, or financial hardship.

▷ The contract may require that the contract holder certify that you are eligible for the distribution.

▷ If you are married and covered by an ERISA plan, the contract holder must provide certification that Retirement Equity Act requirements have been met.

▷ Participants in Ball State University Alternate Pension Plan-The portion of our account value attributable to employer contributions and applicable earnings may not be withdrawn unless your employment is terminated with Ball State University or you have died, retired or separated from service. The contract holder may withdraw the employer account value, and you may transfer employer account values pursuant to an IRS Revenue Ruling 90-24 transfer, without regard to this restriction. No early withdrawal charge will apply to the first 20% of the employer account value transferred via a 90-24 transfer in a calendar year. This waiver does not apply to a 90-24 transfer of the full employer account value.

▷ Participants in Texas Optional Retirement Program-You may not receive any distribution before retirement, except upon becoming disabled as defined in the Tax Code, or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

Waivers of Early Withdrawal Charge and Fixed Plus Account Full and Partial Withdrawal Provisions (for those contracts that waive these charges/restrictions upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges or the Fixed Plus Account full or partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

LOANS

Availability. If allowed by the contract and the plan, you may take out a loan from your account value during the accumulation phase. Some contracts restrict loans from your employer account. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code or due to our administrative practices. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to our Home Office. Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loan amounts. The difference between the rate applied and the rate credited on the loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0%.

SYSTEMATIC DISTRIBUTION OPTIONS

Features of a Systematic Distribution Option

If available under your plan, a Systematic Distribution Option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what Systematic Distribution Options are available, check with the contract holder or the Company.

Systematic Distribution Options currently available under the contract include the following:

▷ **SWO-Systematic Withdrawal Option**. SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.)

▷ **ECO-Estate Conservation Option**. ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Code's required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70 1/2 or retirement, if later) and pays you that amount once a year.

For certain contracts issued in the state of New York, no market value adjustment is imposed on ECO withdrawals from the Guaranteed Accumulation Account.

▷ **Other Systematic Distribution Options**. Other Systematic Distribution Options may be available from time to time. Additional information relating to any of the Systematic Distribution Options may be obtained from your local representative or from the Company's Home Office.

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the Systematic Distribution Options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a Systematic Distribution Option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a Systematic Distribution Option, except for accounts that are part of 457 plan contracts issued to non-governmental, tax exempt employer, you may revoke it at any time through a written request to our Home Office. Once revoked, an option may not be elected again until the next calendar year, nor may any other Systematic Distribution Option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Taxation."

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the beneficiary named under the contract (contract beneficiary).

▷ Under contracts issued in connection with most types of plans except voluntary 403(b) plans, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

▷ Under contracts issued in connection with voluntary 403(b) plans or other individual contracts, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

During the Accumulation Phase

Payment Process

1. Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order.
2. The payment request should include selection of a benefit payment option.
3. Within 7 calendar days after we receive proof of death acceptable to us and payment request in good order at our Home Office, we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:

▷ Lump-sum payment;
▷ Payment under an available income phase payment option (see "The Income Phase-Payment Options"); and
▷ If the contract beneficiary or plan beneficiary is your spouse, payment under an available Systematic Distribution Option (may not be available under all plans). See "Systematic Distribution Options."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

The following options are also available under some contracts, however, the Tax Code limits how long the death benefit proceeds may be left in these options:

▷ Leaving the account value invested in the contract; and
▷ Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate currently credited on such deposits. The balance on deposit can be withdrawn at any time or paid in accordance with any of the available income phase payment options. See "The Income Phase-Payment Options."

During the Income Phase

This section provides information about the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Death Benefit Calculation. For most contracts, the death benefit will be based on your account value. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

The death benefit is calculated as of the next time we value your account following the date on which we receive proof of death and payment request in good order. In addition to this amount, some states require we pay interest on amounts invested in fixed interest options, calculated from date of death at a rate specified by state law.

Some contracts provide a guaranteed death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death. For those contracts, the guaranteed death benefit is the greater of:

(a) Your account value on the day that notice of death and request for payment are received in good order at our Home Office, plus any positive aggregate market value adjustment that applies to amounts allocated to the Guaranteed Accumulation Account; or

(b) The sum of payments (minus any applicable premium tax) made to your account, minus withdrawals made from your account and any outstanding loan amount.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. See "Taxation" for additional information.

THE INCOME PHASE

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

▷   Start date;
▷   Income phase payment option (see the income phase payment options table in this section);
▷   Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
▷   Choice of fixed or variable payments;
▷   Selection of an assumed net investment rate (only if variable payments are elected); and
▷   Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account. Under some contracts, if a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3 1/2% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview-Questions: Contacting the Company."

We may have used the following terms in prior prospectuses:

Annuity Phase-Income Phase

Annuity Option-Income Phase Payment Option

Annuity Payment-Income Phase Payment

Annuitization-Initiating Income Phase Payments

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, some contracts will allow you to elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.25% annually from amounts held in the subaccounts.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at our Home Office.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Taxation."

Income Phase Payment Options
The following tables list the income phase payment options and accompanying death benefits which may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:

Annuitant: The person(s) on whose life expectancy the income phase payments are calculated.

Beneficiary: The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments**: For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Life Income-Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** **(a)** When you select this option, you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or **(b)** 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Lifetime Income Phase Payment Options continued:	
Life Income-Two Lives-Guaranteed Payments*	**Length of Payments**: For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability- fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-Two Lives-Cash Refund Option (limited availability-fixed payment only)	**Length of Payments**: For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary**: When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Nonlifetime Income Phase Payment Options [1]	
Nonlifetime- Guaranteed Payments*	**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. Under some contracts, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least 5 years. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.
Lump-sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three or five years of income phase payments have been completed (as specified by the contract) will be treated as a withdrawal during the accumulation phase and we will charge any applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. See "Fees-Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the Home Office.	

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

> **Calculation of Lump-sum Payments**: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3 1/2% or 5% assumed net investment rate for variable payments).

[1] For contracts issued to the State of Montana and Board of Trustees, University of Illinois, the nonlifetime option is available only with fixed income phase payments.

TAXATION

I. *Introduction*

This section discusses our understanding of current federal income tax laws affecting the contract. You should keep the following in mind when reading it:

▷ Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contract;
▷ Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
▷ This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
▷ We do not make any guarantee about the tax treatment of the contract or transactions involving the contract.

> We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contract, consult a tax adviser. No attempt is made to provide more than general information about the use of the contract with tax qualified retirement arrangements. For more comprehensive information, contact the Internal Revenue Service (IRS).

Taxation of Gains Prior to Distribution. Generally no amounts accumulated under the contract will be taxable prior to the time of actual distribution.

Investor Control. The IRS has stated in published rulings that a variable contract owner, including participants under Tax Code section 403(b) plans, will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances, income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.

Future guidance regarding the extent to which owners could direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contract as necessary to attempt to prevent the owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

II. *Your Retirement Plan*

The tax rules applicable to retirement plans vary according to plan type and terms and conditions of the plan. To understand what tax rules apply, you need to know the Tax Code section under which your plan is established. Contact your plan sponsor, local representative or the Company to learn which Tax Code section applies to your plan.

In This Section

I. **Introduction**

II. **Your Retirement Plan**

III. **Withdrawals and other Distributions**
- Taxation of Distributions
- Taxation of Death Benefits
- 10% Penalty Tax
- Withholding for Federal Income Tax Liability

IV. **Required Minimum Distributions**
- 50% Excise Tax

V. **Rules Specific to Certain Plans**
- 403(b) Plans
- 401(a), 401(k), 403(a) and 403(b) Plans
- 457 Plans
- 415(m) Arrangements
- Bona Fide Severance Pay Plans
- Assignment or Transfer of Contracts

VI. **Possible Changes in Taxation**

VII. **Taxation of the Company**

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

Plan Types. The contract is designed for use with retirement plans under Tax Code sections 401(a), 401(k), 403(a), 403(b) or 457. A Tax Code section 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. The contract may also be used with Tax Code section 415(m) arrangements. You will not generally pay taxes on earnings from the annuity contract described in this prospectus until they are withdrawn (or in the case of a non-governmental 457 plan, paid or made available to you or a designated beneficiary). Tax-qualified retirement arrangements under Tax Code sections 401(a), 401(k), 403(a), 403(b) or governmental 457 plans also generally defer payment of taxes on earnings until they are withdrawn (or in the case of a non-governmental 457 plan, paid or made available to you or a designated beneficiary).

Compensation deferred under a 457(f) plan is includible in gross income in the first year when it is no longer subject to a "substantial risk of forfeiture" as defined Under Tax Code Section 457(f). (See "Taxation of Distributions" later in this "Taxation" section for a discussion of how distributions under the various types of plans are taxed.) When an annuity contract is used to fund one of these tax-qualified retirement arrangements, you should know that the annuity contract does not provide any additional tax deferral of earnings beyond the tax deferral provided by the tax-qualified retirement arrangement. However, annuities do provide other features and benefits which may be valuable to you. You should discuss your alternatives with your local representative.

Section 457(f) Plans and Non-Section 457 Deferred Compensation Plans. Amounts deferred under Section 457(f) plans and non-section 457 deferred compensation plans on or after January 1, 2005 must meet the requirements of Code Section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment, prohibition on accelerating payment and requires distributions only upon the occurrence of the following specified events:
- Separation from service;
- Disability;
- Death;
- Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

Code Section 409A does not affect the application of any other provision of the Code, including Section 457(f), or any common law doctrines (e.g. constructive receipt).

If the requirements of Code Section 409A are not met, affected participants covered by the plan will be subject to:
- Current income tax inclusion on the deferred amounts;
- Interest at the underpayment rate plus one percent on the underpayments, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture); and
- An additional penalty tax equal to 20% of the amount included in income.

Amounts deferred under these plans prior to January 1, 2005 may be eligible for special "grandfathering" from the requirements of Code Section 409A, if certain requirements are met.

The Contract and Retirement Plans. Contract holders and contract participants are responsible for determining that contributions, distributions and other transactions satisfy applicable laws. Legal counsel and a tax adviser should be consulted regarding the suitability of the contract.

Because the plan is not part of the contract, we are not bound by any plan's terms or conditions.

III. *Withdrawals and Other Distributions*

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from the contract including withdrawals, income phase payments, rollovers and any death benefit. We report the taxable portion of all distributions to the IRS.

Taxation of Distributions

401(a), 401(k), 403(a), 403(b) and Governmental 457(b) Plans. All distributions from these plans are taxed as received unless either of the following are true:

▷   The distribution is an eligible rollover distribution and it is rolled over to another plan eligible to receive rollovers or to a traditional individual retirement annuity/account (IRA) in accordance with the Tax Code; or
▷   You made after-tax contributions to the plan. In this case, the amount will be taxed according to rules detailed in the Tax Code.

A payment can be an eligible rollover distribution only if it is both of the following:

- Made under a nonlifetime payment option with a period of less than ten years; and
- Only to the extent it is not attributable to after-tax contributions and/or is not requited minimum distribution under Tax Code section 401(a)(9). The minimum distribution rules are subject to change as a result of new regulations.

457(b) Plans. All distributions from a 457(b) plan of a non-governmental, tax-exempt employer are taxed when paid or made available to you, and are subject to mandatory federal income tax withholding as wages, except death benefits. No withholding is required on payments to beneficiaries.

All distributions from a governmental 457(b) plan are taxed when paid, unless the distribution is rolled over to another eligible retirement plan or to a traditional IRA in accordance with the Tax Code. Generally, under these plans you or a designated beneficiary may elect not to have tax withheld from distributions. However, certain distributions from these plans are subject to a mandatory 20% federal income tax withholding.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year when it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code Section 457(f), or required to be included under Tax Code Section 409A.

Taxation of Death Benefits

In general, payments received by your designated beneficiaries after your death are taxed in the same manner as if you had received those payments.

10% Penalty Tax

401(a), 401(k), 403(b) or Governmental 457(b) Plans. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), 403(a) or 403(b) plan (or from a governmental 457(b) plan that are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan) unless on or more of the following apply.

(a)   You have attained age 59 1/2 ;
(b)   You have become disabled, as defined in the Tax Code;
(c)   You have died;
(d)   You have separated from service with the plan sponsor at or after age 55;
(e)   The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
(f)   You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
(g)   The distribution is made due to an IRS levy upon your account; or
(h)   The withdrawal amount is paid to an alternate payee under a qualified domestic relations order (QDRO).

In addition, the penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may impose other penalty taxes in other circumstances.

Withholding for Federal Income Tax Liability

Any taxable distributions under the contracts are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

401(a), 401(k), 403(a), 403(b) Plans or Governmental 457(b) Plans. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

Non-Governmental Tax Exempt 457(b) Plans and 457(f) Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary are non-resident aliens then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans sponsored by tax exempt, non-governmental employers or 457(f) plans.

IV. *Required Minimum Distributions*

To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distributions imposed by the Tax Code. These requirements do not apply to 457(f) plans. These rules dictate the following:

▷ Start date for distributions;
▷ The time period in which all amounts in your account(s) must be distributed; and
▷ Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70 1/2 or retire, whichever occurs later, unless:

▷ Under 401(a), 401(k), 403(a) and governmental 457(b) Plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70 1/2; or
▷ Under 403(b) plans, you had amounts under the contract as of December 31, 1986. In this case, distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that some or all of the December 31, 1986 balance be distributed earlier.

Time Period. We must pay out distributions from the contracts over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or
▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each periodic distribution must be calculated in accordance with Tax Code Section 401(a)(9).

50% Excise Tax. If you fail to receive the minimum required distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Minimum Distribution of Death Benefit Proceeds. The following applies to all plans except 457(f) plans. Different distribution requirements apply if your death occurs:

▷ On or after you begin receiving minimum distributions under the contract, or
▷ Before you begin receiving such distributions.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) and the regulations thereunder provide specific rules for calculating the minimum required distributions at your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, If you die on September 1, 2005, your entire balance must be distributed to the beneficiary by December 31, 2010. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following time-frames:

▷ Over the life of the designated beneficiary, or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, the distribution must begin by the later of the following:

▷ December 31 of the calendar year following the calendar year of your death, or
▷ December 31 of the calendar year in which you would have attained age 70 1/2.

V. *Rules Specific to Certain Plans*

403(b) Plans

In addition to being offered as an investment option under the contract, shares of certain of the funds:

▷ American Century® Income & Growth Fund (Advisor Class)
▷ Aquinas Growth Fund
▷ EuroPacific Growth Fund® (Class R-4)
▷ Evergreen Special Values Fund (Class A)
▷ Hibernia Mid Cap Equity Fund (Class A Shares)
▷ Janus Twenty Fund (limited availability)
▷ New Perspective Fund® (Class R-4)
▷ Oppenheimer Developing Markets Fund (Class A Shares)
▷ Pax World Balanced Fund, Inc.
▷ Templeton Global Bond Fund (Class A)
▷ The Growth Fund of America® (Class R-4)
▷ Washington Mutual Investors Fund^SM (Class R-4)

are also offered for sale directly to the general public. In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an "annuity" for tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract holder's direction in publicly available securities. This treatment will be available provided no additional federal tax liability would have been incurred if the contribution were paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedures 99-44 is unclear, and you should consider consulting with a tax adviser before electing to invest in a fund that is offered for sale to the general public.

Proposed Regulations for 403(b) Plans. In November, 2004 the Treasury Department proposed regulations which, if finalized, do not take effect until after 2005. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include the ability of a 403(b) plan to be terminated which would entitle a participant to a distribution, a revocation of IRS Revenue Ruling 90-24 which would increase restrictions on a participant's right to transfer his or her 403(b) accounts, the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

401(a), 401(k), 403(a) and 403(b) Plans

Tax Code sections 401(a), 401(k) and 403(a) permit certain employers to establish various types of retirement plans for employees, and permit self-employed individuals to establish various types of retirement plans for themselves and for their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans.

Exclusion From Gross Income. In order to be excludable from gross income for federal income tax purposes, total annual contributions made by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $42,000. Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional limit specifically limits your salary reduction contributions to a 401(k) or 403(b) plan to generally no more than $14,000 in 2005. This limit is scheduled to increase to $15,000 in 2006 and thereafter.
After 2006 contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

Purchase payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements.

Catch-up Contributions. Notwithstanding the contribution limit provided for above (and if otherwise allowed by the plan, if applicable), a participant in a 401(k) or 403(b) plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a)   The amount provided for in Tax Code Section 414(v)(2)(B) as follows:

   ▷ $4,000 in 2005;
   ▷ $5,000 in 2006 and thereafter; or

(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Depending upon the type of plan, other catch-up provisions may be available. For advice on using the contribution catch-up provisions please consult with your tax adviser.

Restrictions on Distributions. Subject to the terms of your 401(k) plan, distributions from your 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon: retirement, death, attainment of age 59 1/2, disability, severance from employment, financial hardship and termination of the plan in certain circumstances. Such distributions remain subject to other applicable restrictions under the Tax Code.

Distribution of salary reduction amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59 1/2, severance from employment, disability, or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

Transfers from 403(b)(7) Custodial Accounts. If, pursuant to Revenue Ruling 90-24, the Company agrees to accept, under any of the contracts, amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

457 Plans

457(b) Plan. A 457(b) plan is subject to restrictions on contributions and distributions.

457(f) Plan. A 457(f) plan is not subject to restrictions on contribution amounts, but must contain a "substantial risk of forfeiture" as defined by the Tax Code and meet the requirements of Tax Code Section 409A in order to defer taxation of contributions and earnings. Generally, substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity.

Trust Requirement. 457(b) plans maintained by state or local governments, their political subdivisions, agencies, instrumentalities and certain affiliates are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, custodial accounts and annuity contracts are treated as trusts.

457(b) Plans of Non-Governmental Employers. Under 457(b) plans maintained by non-governmental, tax-exempt employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors, until paid or made available to you or your designated beneficiary. In addition, participation in a 457(b) plan maintained by a non-governmental, tax-exempt employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations).

Contributions to a 457(b) Plan Excluded from Gross Income. In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of the dollar amount limit set forth below, or 100% of your includible compensation. Generally includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), 403(b) and 125 cafeteria plans.

The annual dollar amount limits are as follows:

▷ $14,000 in 2005;
▷ $15,000 in 2006 and thereafter.

After 2006, the annual dollar limits are subject to annual adjustments for cost-of-living increases.

Catch-up Contributions. Notwithstanding the contribution limit provided for above, a participant in a 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) The amount provided for in Tax Code Section 414(v)(2)(B) as follows:

▷ $4,000 in 2005;
▷ $5,000 in 2006 and thereafter; or

(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

An additional catch-up provision may be available. For advice on using the contribution catch-up provisions, please consult with your tax adviser.

Restrictions on Distributions. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70 1/2; (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

415(m) Arrangements

If you participate in the contract through a qualified governmental excess benefit arrangement, defined in Tax Code section 415(m), the amounts provided under the contract may be subject to the same requirements as those applied to Tax Code section 457(b) plans described above, except that the limits described in "Contributions Excluded from Taxable Income" do not apply. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you.

Bona Fide Severance Pay Plans

If you participate in the contract through certain bona fide severance pay plans, described in Tax Code section 457(e)(11), amounts provided under the contract are not generally taxable until paid or made available to you. However, because these plans are not clearly defined in the Code, it may be determined that your plan does not qualify as a bona fide severance pay plan. If the plan does not qualify, then amounts provided under the contract are taxable in the year in which they are deferred. Because of this lack of clarity, it is imperative that you consult your tax adviser for guidance regarding taxation.

Assignment or Transfer of Contracts

Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than: a plan participant as a means to provide benefit payments; an alternate payee under a qualified domestic relations order in accordance with code section 414(p); or to the Company as collateral for a loan.

VI. *Possible Changes in Taxation*

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

VII. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case, we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your account value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers which have entered into a selling arrangement with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contracts as "distributors." All registered representatives selling the contracts must also be licensed as insurance agents for the Company.

Broker-dealers which have or may enter into selling agreements with ING Financial Advisers, LLC include the following broker-dealers which are affiliated with the Company:

Banknorth Investment Group, Inc.
Baring Investment Services, Inc.
Compulife Investor Services, Inc.
Directed Services, Inc.
Financial Network Investment Corporation
Granite Investment Services, Inc.
Guaranty Brokerage Services, Inc.
ING America Equities, Inc.
ING Barings Corp.
ING Direct Funds Limited
ING DIRECT Securities, Inc.
ING Financial Partners, Inc.
ING Funds Distributor, Inc.
Multi-Financial Securities Corporation
Prime Vest Financial Services, Inc.
Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract owners or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Commission Payments. Persons who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 1% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset based commission ranging up to 0.25%

We may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year, if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, distributors may also be paid additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Wholesaling fees calculated as a percentage of the commissions paid to distributors or of purchase payments received under the contracts;

- Marketing allowances;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products, including holding training programs at our expense;

- Sponsorship payments to support attendance at meetings by registered representatives who sell our products;

- Reimbursement for the cost of attendance by registered representatives at conventions that we sponsor;

- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on contract sales.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2004, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

1)	Lincoln Investment Planning Inc.	14)	Proequities, Inc.
2)	Symetra Investment Services, Inc.	15)	Investment Professionals, Inc.
3)	SunAmerica Securities, Inc.	16)	Jefferson Pilot Securities Corporation
4)	Securities America, Inc.		
5)	ING Financial Partners, Inc.	17)	McGinn, Smith & Co., Inc.
6)	Financial Network Investment Corporation	18)	Linsco/Private Ledger Corp.
		19)	Queens Road Securities
7)	Investacorp Inc.	20)	A.G. Edwards & Sons
8)	Huckin Financial Group	21)	Horan Securities, Inc.
9)	National Planning Corporation	22)	Lincoln Financial Advisors Corporation
10)	Walnut Street Securities, Inc.		
11)	NIA Securities, L.L.C.	23)	Securities Service Network, Inc.
12)	MML Investors Services, Inc.	24)	Woodbury Financial Services, Inc.
13)	Cadaret, Grant & Co., Inc.	25)	M Holdings Securities, Inc.

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be at the top of the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Oregon Education Association (OEA) and the Company's Agreement. Under the agreement, OEA agrees to:

▷   exclusively endorse, and facilitate OEA members' access to, the variable annuity and other related investment products; and
▷   advertise the Company's products in the OEA's newsletter.

In return, the Company agrees, effective January 1, 2005, to compensate the OEA $13,200 per month to help the OEA defray the costs incurred in providing this support. In 2006, the monthly payment is $14,500.

Third Party Compensation Arrangements. Occasionally:

▷   Commissions and fees may be paid to distributors affiliated or associated with the contract holder, you and/or other contract participants; and/or
▷   The Company may enter into agreements with entities associated with the contract holder, you and/or other participants. Through such agreements, we may pay the entities for certain services in connection with administering the contract.

In both these circumstances there may be an understanding that the distributor or entities would endorse us as a provider of the contract. You will be notified if you are purchasing a contract that is subject to these arrangements.

OTHER TOPICS

The Company

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect subsidiary of ING Groep N.V. (ING), a global financial institution active in the fields of insurance, banking and asset management.   Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> 151 Farmington Avenue
> Hartford, Connecticut 06156

Variable Annuity Account C

We established Variable Annuity Account C (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law by Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." These subaccounts invest directly in shares of a corresponding fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷ standardized average annual total returns; and
▷ non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccount over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any), ING GET Fund guarantee charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under contracts issued in connection with section 403(b), 401 or 403(a) plans, you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans you generally have the right to instruct the contract holder how to direct us to vote shares attributable to your account. Under contracts issued in connection with section 457 plans, the contract holder retains all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund in which that person invests through the subaccounts.

▷ During the accumulation phase, the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
▷ During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under the contract, and under some contracts, to discontinue accepting payments to existing accounts. Certain changes will require the approval of appropriate state or federal regulatory authorities.

In addition, under some contracts we reserve the right, without contract holder consent, to change the tables for determining the amount of income phase payments or the income phase payment options available. Such a change would only apply to income phase payments attributable to contributions accepted after the date of change.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings which involve the separate account as a party.

We are, or may be in the future, a defendant in various legal proceedings in connection with the normal conduct of our insurance operations. Some of these cases may seek class action status and may include a demand for punitive damages as well as for compensatory damages. In the opinion of management, the ultimate resolution of any existing legal proceeding is not likely to have a material adverse effect on our ability to meet our obligations under the contract.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract (the "distributor"), is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Suits against the distributor sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. In a number of pending cases, claims have been made that a former registered representative of the distributor converted client funds to the representatives' personal use. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:

(a) On any valuation date when the New York Stock Exchange is closed (except customary weekend and holiday closings), or when trading on the New York Stock Exchange is restricted;
(b) When an emergency exists as determined by the SEC so that disposal of securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
(c) During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to us at our Home Office. We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature. If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Account Termination

Under some contracts, where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000 ($3,500 under some contracts and for some contracts issued in New York $1,999), this value is not due to negative investment performance, and if no purchase payments have been received within the previous twelve months (thirty-six months under some contracts issued in New York). In addition, for some contracts issued in New York, we may also terminate an individual account if the paid up annuity benefit is less than $20 monthly. We will notify you or the contract holder 90 days prior to terminating the account. If we exercise this right we will not deduct an early withdrawal charge.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information (SAI) contains more specific information on the Separate Account and the contract, as well as the financial statements of the Separate Account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in "Contract Overview - Questions: Contacting the Company."

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in the Guaranteed Accumulation Account. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Fees and Other Deductions.

If all or a portion of your account value in the Guaranteed Accumulation Account is withdrawn, you may incur the following:

▷ Market Value Adjustment (MVA)-as described in this appendix and in the Guaranteed Accumulation Account prospectus;
▷ Tax Penalties and/or Tax withholding-See "Taxation";
▷ Early Withdrawal Charge-See "Fees"; and/or
▷ Maintenance Fee-See "Fees".

We do not make deductions from amounts in the Guaranteed Accumulation Account to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment (MVA). If you withdraw or transfer your account value from the Guaranteed Accumulation Account before the guaranteed term is completed, an MVA may apply. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit. The MVA may be positive or negative.

▷ If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into the Guaranteed Accumulation Account.
▷ If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

Under some contracts issued in New York, if you have elected ECO as described in "Systematic Distribution Options," no MVA applies to amounts withdrawn from the Guaranteed Accumulation Account.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in the Guaranteed Accumulation Account in order to earn the interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your local representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:

▷ short-term-three years or less; and
▷ long-term-ten years or less, but greater than three years.

At the end of a guaranteed term, the contract holder or you if permitted may:

▷ transfer dollars to a new guaranteed term;
▷ transfer dollars to other available investment options; or
▷ withdraw dollars.

Deductions may apply to withdrawals. See "Fees and Other Deductions" in this section.

Transfer of Account Dollars. Generally, account dollars invested in the Guaranteed Accumulation Account may be transferred among guaranteed terms offered through the Guaranteed Accumulation Account, and/or to other investment options offered through the contract. However, transfers may not be made during the deposit period in which your account dollars are invested in the Guaranteed Accumulation Account or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. The Guaranteed Accumulation Account cannot be used as an investment option during the income phase. The contract holder or you, if permitted, may notify us at least 30 days in advance to elect a variable payment option and to transfer your Guaranteed Accumulation Account dollars to any of the subaccounts available during the income phase.

Loans. You cannot take a loan from your account value in the Guaranteed Accumulation Account. However, we include your account value in the Guaranteed Accumulation Account when determining the amount of your account value we may distribute as a loan.

Reinstating Amounts Withdrawn from the Guaranteed Accumulation Account. If amounts are withdrawn from the Guaranteed Accumulation Account and then reinstated in the Guaranteed Accumulation Account, we will apply the reinstated amount to the current deposit period. The guaranteed annual interest rate, and guaranteed terms available on the date of reinstatement will apply. Amounts will be reinstated proportionately in the same way as they were allocated before withdrawal.

Your account value will not be credited for any negative MVA that was deducted at the time of withdrawal.

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations. Under some contracts, this option is available to installment purchase plans only. This option is not available in the state of New York under some contracts.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, some contracts allow us to defer payment of any withdrawal for a period of up to 6 months or as provided by federal law. Additionally, if allowed by state law, some contracts provide that we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:

(a) the Fixed Account withdrawal value exceeds $250,000 on the day before withdrawal; and
(b) the sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before the current withdrawal.

The contract describes how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. See "Fees-Early Withdrawal Charge."

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer, but it will never be less than 10% of your account value held in the Fixed Account each calendar year or each 12-month period, depending upon the contract. We determine the amount available for transfer based on your Fixed Account value either (1) on the January 1st preceding the transfer request or (2) as of the date we receive the transfer request in good order at our Home Office. The 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying the Home Office at least 30 days before income payments begin you, or the contract holder on your behalf, may elect to have amounts transferred to one or more of the funds available during the income phase to provide variable payments.

Contract Loans. If available under your plan, contract loans may be made from account values held in the Fixed Account.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available during the accumulation phase under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Certain Restrictions. This option is not available in the state of New York under some contracts. We reserve the right to limit investments in or transfers to the Fixed Plus Account. Under most contracts, you may not elect certain withdrawal options including, the systematic distribution option, if you have requested a Fixed Plus Account transfer or withdrawal in the prior 12-month period. For some contracts, under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Under some contracts, we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets, an whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account value as a partial withdrawal in each twelve (12) month period, or under some contracts, in each calendar year. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at our Home Office or as of the January 1st preceding the partial withdrawal request, depending upon the terms of the contract. The amount allowed for partial withdrawal is reduced by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months (or, under some contracts, the prior calendar year). Under most contracts, in calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We generally waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option (under some contracts, the waiver does not apply to the election of a nonlifetime payment option with variable payments). We also waive the 20% limit for withdrawals due to your death. Under most contracts, the waiver upon death may only be exercised once, must occur within six months after your date of death and must be made proportionally from all subaccounts and fixed interest options in which the account was invested.

Also, under some contracts the 20% limit is waived if the withdrawal is due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder (under some contracts it must be for an unforeseeable emergency), and the following requirements are satisfied:

▷ the hardship is certified (required under most contracts);
▷ the partial withdrawal is taken proportionally from each investment option in which your account invests;
▷ the amount is paid directly to you; and
▷ the amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contracts during that same period.

Under some contracts, the percentage limit is also waived if the partial withdrawal is due to severance from employment and the following conditions are met:

▷ the employer certifies you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account partial withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);
▷ the amount withdrawn is paid directly to you; and
▷ the amount paid for all partial and full withdrawals due to severance from employment during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contracts providing this waiver during that same period.

Under some contracts, the percentage limit may be waived for the purposes of taking a loan from the plan, subject to conditions agreed to by the contract holder and the Company in writing.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account with interest, in five annual payments equal to:
▷ one-fifth of the Fixed Plus Account value on the day the request is received, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months (or, under some contracts, during the prior calendar year);
▷ one-fourth of the remaining Fixed Plus Account value 12 months later;
▷ one-third of the remaining Fixed Plus Account value 12 months later;
▷ one-half of the remaining Fixed Plus Account value 12 months later; and
▷ the balance of the Fixed Plus Account value 12 months later.

Under some contracts, there is a different method of calculating the amount available each year. The full withdrawal will be paid in installments of 20% of your account value held in the Fixed Plus Account, reduced by any Fixed Plus Account withdrawals, transfers, amounts used to fund income phase payments, or loans made during the prior 12 months in each of four consecutive 12-month periods. Under this provision, the remaining Fixed Plus Account balance in the account may be withdrawn any time after the end of the fourth 12-month period.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account. A full withdrawal may be canceled at any time before the end of the five-payment period.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account five-installment payout for full withdrawals made due to one or more of the following:

▷ due to the election of an income phase payment option (under some contracts this waiver does not apply to the election of a nonlifetime payment option with variable payments);

▷ due to your death during the accumulation phase. (Some contracts require that we be notified of your death, or that the withdrawal be taken, within six months of the death); and/or

▷ when the Fixed Plus Account value is $5,000 or less (lower amounts may apply under some contracts). Most contracts also require that no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months (36 months for some contracts issued in the state of New York) (or, under some contracts, within the prior calendar year).

Additionally, under certain contracts, we will waive the five-payment full withdrawal provision due to one or more of the following:

1. Due to financial hardship or hardship resulting from an unforeseeable emergency, as defined by the Tax Code and regulations thereunder if all of the following conditions are met:

▷ The hardship is certified by the employer;
▷ The amount is paid directly to you; and
▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 10% (20% under some contracts) of the average value of your account(s) and all other accounts under the relevant contract during that same period (not applicable to certain contracts issued in New York).

2. For any in-service distributions permitted by the plan and the following conditions are met:

The distribution has been certified by the employer;
▷ The amount distributed is paid directly to you; and
▷ The amount paid for all such withdrawals during the previous 12-months does not exceed a given percentage (stated in the contract) of the average value of all your accounts and all other accounts under the relevant contract during the same period. (Not applicable to certain contracts issued in New York).

3. Due to your separation from service with the employer, provided that all the following apply*:

▷ The employer certifies that you have separated from service (although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account full withdrawal provisions unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance);

▷ The amount withdrawn is paid directly to you (under some contracts it must be paid directly to you only if you withdraw the amounts more than one year after separation); and

▷ Under most contracts, if the amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

4. If you are at least age 59 1/2 and, if applicable, have completed nine payment periods.

5. If we terminate your account based on our right to do so for accounts below a certain value (usually $5,000 or less; lower amounts may apply under some contracts).

---

* Instead of the provisions under number 3 above, some contracts waive the five-payment full withdrawal provision for separation from service if all of the following apply:
▷ The employer certifies that you have separated from service;
▷ We receive the withdrawal request within 60 days of the date of separation; and
▷ You pay a 3% charge based on the entire Fixed Plus Account value.

If you instead choose to have your payout in five annual installments as described above, then we will not assess the charge.

6. For certain contracts issued in the state of New York, due to your disability as described in the Tax Code if all of the following conditions are met:

▷ The disability is certified by the employer, or you, as applicable; and
▷ The amount is paid directly by you.

7. Additionally, we may allow other waivers of the five installment payout for full withdrawals to participants in certain plans. You can determine what additional waivers, if any, apply to you by referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account in each 12-month period or during each calendar year, depending upon the terms of the contract. We determine the amount eligible for transfer on the day we receive a transfer request in good order at our Home Office, or under some contracts, as of the January 1st preceding the transfer request. We will reduce amounts allowed for transfer by any Fixed Plus Account withdrawals, transfers, loans or amounts applied to income phase payment options during the prior 12 months (or, under some contracts, during the prior calendar year). Under most contracts, in calculating the percentage limit on transfers, we reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers when the value in the Fixed Plus Account is $1,000 or less ($2,000 or less under some contracts).

Under some contracts, if you transfer 20% of your account value held in the Fixed Plus Account in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account value under any systematic distribution option.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable payments during the income phase. Availability of subaccounts may vary during the income phase. Some contracts do not permit Fixed Plus Account values to fund nonlifetime income options with variable payments.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account values are used for a loan.

Transfer Credits. The Company provides a transfer credit in certain circumstances. See "Purchase-Transfer Credits." The transfer credit is a specified percentage of the assets transferred to the Company under a contract that remain in the accounts for the period of time specified by the Company, plus the interest that would have been credited had that amount been deposited in the Fixed Plus Account on the first business day of the calendar month following its calculation. We apply the transfer credit to the current value held in the Fixed Plus Account.

APPENDIX IV

Projected Schedule of
ING GET U.S. Core Portfolio Offerings

	Offering Dates	*Guarantee Dates*
ING GET U.S. Core Portfolio – Series 8	*03/09/05 - 06/07/05*	*06/08/05 - 06/07/12*

APPENDIX V
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT

For Plans under Section 403(b), 401 or 403(a) of the Code (except voluntary Section 403(b) Plans)

The employer has adopted a plan under Internal Revenue Code Sections 403(b), 401(a)/401(k) or 403(a) ("Plan") and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions:

▷ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b), 401(a)/401(k) or 403(a) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Sections 403(b), 401(a)/401(k) or 403(a), the participant has ownership in the value of his/her Employer Account.

▷ The Company will process transactions only with the employer's written direction to the Company. The participant will be bound by the employer's interpretation of the Plan provisions and its written direction to the Company.

▷ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

▷ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

▷ In the event of the participant's death, the employer is the named Beneficiary under the terms of the Contract. The participant has the right to name a personal Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

APPENDIX VI
DESCRIPTION OF UNDERLYING FUNDS

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING Partners, Inc. - ING American Century Large Company Value Portfolio	ING Partners, Inc. - ING Salomon Brothers Investors Value Portfolio
ING Partners, Inc. - ING Fundamental Research Portfolio	ING Partners, Inc. - ING Aeltus Enhanced Index Portfolio
ING VP Intermediate Bond Portfolio	ING VP Bond Portfolio
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio	ING Investors Trust - ING Developing World Portfolio
Janus Aspen Series - Janus Aspen Flexible Bond Portfolio (limited availability)	Janus Aspen Series - Janus Aspen Flexible Income
Janus Aspen Series - Janus Aspen Forty Portfolio (limited availability)	Janus Aspen Series - Janus Aspen Capital Appreciation Portfolio
Janus Aspen Series - Large Cap Growth Portfolio (limited availability)	Janus Aspen Series - Janus Aspen Growth Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview - Questions," by accessing the SEC's web site or by contacting the SEC Public Reference Room.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Variable Insurance Funds - AIM V.I. Capital Appreciation Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing principally in common stocks of companies the portfolio managers believe are likely to benefit from new or innovative products, services or processes as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
AIM Variable Insurance Funds - AIM V.I. Core Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its objective by investing, normally, at least 80% of net assets in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings.
AIM Variable Insurance Funds - AIM V.I. Growth Fund (Series I shares)	A I M Advisors, Inc.	Seeks growth of capital. Seeks to meet its investment objective by investing principally in seasoned and better capitalized companies considered to have strong earnings momentum. May also invest up to 25% of total assets in foreign securities.
AIM Variable Insurance Funds - AIM V.I. Premier Equity Fund (Series I shares)	A I M Advisors, Inc.	Seeks to achieve long-term growth of capital with a secondary objective of income. Seeks to meet its objectives by investing, normally, at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities.
American Century® Income & Growth Fund (Advisor Class)	American Century Investment Management, Inc.	Seeks capital growth by investing in common stocks. Income is a secondary objective. Fund managers select stocks primarily from the largest 1,500 publicly traded U.S. companies using quantitative, computer-driven models in a two-step process that draws heavily on computer technology to construct the portfolio of stock investments that they believe will provide the optimal balance between risk and expected return.
Aquinas Funds - Growth Fund	Aquinas Investment Advisers, Inc.	Seeks long-term capital growth using the growth style. Invests primarily in common stocks of companies the portfolio managers believe offer above-average potential for growth in revenues, profits or cash flow.
Calvert Variable Series, Inc. - Calvert Social Balanced Portfolio	Calvert Asset Management Company, Inc. Subadviser: New Amsterdam Partners LLC and SsgA Funds Management, Inc.	Seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment and social criteria. Typically invests about 60% of its assets in stocks and 40% in bonds or other fixed-income investments. Stocks investments are primarily common stock in large-cap companies, while the fixed-income investments are primarily a wide variety of investment grade bonds.
EuroPacific Growth Fund® (Class R-4)	Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in companies based outside the U. S. Normally, invests at least 80% of its assets in securities of issuers located in Europe and the Pacific Basin. Also may hold cash or money market instruments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Evergreen Special Values Fund (Class A Shares)	Evergreen Investment Management Company, LLC	Seeks to produce growth of capital. Invests primarily in common stocks of small U.S. companies. Under normal market conditions, invests at least 80% of assets in common stocks of small U.S. companies (i.e., companies whose market capitalizations fall within the range tracked by the Russell 2000® Index, at the time of purchase).
Fidelity® Variable Insurance Products - Fidelity® VIP Contrafund® Portfolio (Initial Class)	Fidelity Management & Research Company

Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc. | Seeks long-term capital appreciation. Normally invests primarily in common stocks of companies whose value the Portfolio's investment adviser believes is not fully recognized by the public. |
| **Fidelity® Variable Insurance Products - Fidelity® VIP Equity-Income Portfolio (Initial Class)** | Fidelity Management & Research Company

Subadviser: FMR Co., Inc. | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index. Normally invests at least 80% of total assets in income-producing equity securities (which tends to lead to investments in large cap "value" stocks). |
| **Fidelity® Variable Insurance Products - Fidelity® VIP Growth Portfolio (Initial Class)** | Fidelity Management & Research Company

Subadviser: FMR Co., Inc. | Seeks to achieve capital appreciation. Normally invests primarily in common stocks of companies the investment adviser believes have above-average growth potential (often called "growth" stocks). |
| **Fidelity® Variable Insurance Products - Fidelity® VIP Overseas Portfolio (Initial Class)** | Fidelity Management & Research Company

Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited; FMR Co., Inc. | Seeks long-term growth of capital. Normally invests at least 80% of assets in non-U.S. securities, primarily in common stocks. |

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Franklin Templeton Variable Insurance Products Trust - Franklin Small Cap Value Securities Fund **(Class 2 Shares)**	Franklin Advisory Services, LLC	A *nondiversified* fund that seeks long-term total return. Normally invests at least 80% of net assets in investments of small capitalization companies that have market capitalization values not exceeding $2.5 billion, at the time of purchase. Invests mainly in equity securities of companies that the fund's manager believes are selling below the underlying value of their assets or their private market value (what a sophisticated investor would pay for the entire company).
Hibernia Mid Cap Equity Fund **(Class A Shares)**	Hibernia Asset Management L.L.C. (HAM)	Seeks total return. Normally, invests 80% of its total assets in equity securities of companies that, at the time of acquisition, have a market value capitalization ranging from $500 million to $10 billion. Invests primarily in equity securities of companies with above-average earnings growth prospects or in companies where significant fundamental changes are taking place.
ING Investors Trust - ING Alliance Mid Cap Growth Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Alliance Capital Management, L.P.	Seeks long-term total return. Invests in common stocks of middle capitalization companies. Normally invests substantially all of its assets in high-quality common stocks that the subadviser expects to increase in value.
ING Partners, Inc. - ING American Century Large Company Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)	Seeks long-term capital growth; income is a secondary objective. Under normal market conditions, invests at least 80% of its assets in equity securities of large capitalization companies. American Century considers large capitalization companies to be companies in the Russell 1000 Index. Under normal market conditions, intends to keep at least 80% of assets in U. S. equity securities at all times, including common stock, preferred stock, and equity-equivalent securities, such as debt securities and preferred stock convertible into common stock, and stock or stock index futures contracts.
ING Partners, Inc. - ING American Century Select Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)	Seeks long-term capital appreciation. Invests in securities of companies American Century believes will increase in value over time, using a growth investment strategy developed by American Century. Generally invests in larger companies, although may purchase securities of companies of any size. Can also invest in foreign companies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. - ING American Century Small Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc. (American Century)	Seeks long-term growth of capital; income is a secondary objective. Under normal circumstances, invests at least 80% of net assets in equity securities of small-capitalization companies. American Century considers small-capitalization companies to include those with a market capitalization no larger than that of the largest company in the S&P SmallCap 600 Index or the Russell 2000 Index. Under normal market conditions, intends to keep at least 80% of assets in U. S. equity securities at all times, including common stock, preferred stock, and equity-equivalent securities, such as debt securities and preferred stock convertible into common stock, and stock or stock index futures contracts.
ING Partners, Inc. - ING Baron Small Cap Growth Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation. Invests primarily (at least 80% of total assets under normal circumstances) in securities of smaller companies with market values under $2.5 billion as measured at the time of purchase.
ING Investors Trust - ING Evergreen Health Sciences Portfolio Class S shares)	Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* Portfolio that seeks long-term capital growth. Normally invests at 80% of its assets in the equity securities of healthcare companies. May invest in securities of relatively well-known and large companies as well as small- and medium-sized companies.
ING Investors Trust - ING FMR[SM] Diversified Mid Cap Portfolio (Class S shares)	Directed Services, Inc. Subadviser: Fidelity Management & Research Co.	Seeks long-term growth of capital. Normally invests primarily in common stocks and normally invests at least 80% of assets in securities of companies with medium market capitalizations.
ING Partners, Inc. - ING Fundamental Research Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Prior to July 5, 2005, invests at least 80% of assets in stocks included in the S&P 500 Index. Effective July 5, 2005, will invest at least 65% of total assets in common stocks and securities convertible into common stocks. May invest principally in common stocks having significant potential for capital appreciation emphasizing stocks of larger companies. May also invest a portion of assets in stocks of mid-sized companies, and up to 25% of assets in stocks of foreign issuers, depending upon market conditions. May also invest in derivative instruments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Insurance Trust - ING GET U.S. Core Portfolio	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to achieve maximum total return and minimal exposure of the Series' assets to a market value loss by participating, to the extent possible, in favorable equity market performance during the guarantee period. The Series will not implement an "investment strategy" in any conventional sense. Rather, the Series' asset allocation strategy seeks to optimize the exposure of the Series to the Equity Component while protecting Series' assets. The Series invests at least 80% of its assets in equities and fixed-income securities issued by U.S. companies or the U.S. government or its agencies. Assets allocated to the Equity Component may be reduced or eliminated in order to conserve assets at a level equal to or above the present value of the Guarantee. During the Guarantee Period, the Series' assets will be allocated between the: **Equity Component**, consisting of common stocks included in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), futures contracts on the S&P 500 Index, and when the Equity Component's market value is $5 million or less, investments in exchange traded funds ("ETF"s) that can reasonably be expected to have at least a 95% correlation ratio with the S&P 500 Index, in S&P 500 Index futures, or in a combination of S&P 500 Index futures and ETFs, subject to any limitation on the Series' investments in such securities; and the **Fixed Component**, consisting primarily of short- to intermediate-duration U.S. government securities.
ING Partners, Inc. - ING Goldman Sachs® Capital Growth Portfolio* (Service Class) * Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.	ING Life Insurance and Annuity Company Subadviser: Goldman Sachs Asset Management, L.P. (GSAM)	Seeks long-term growth of capital. Invests, under normal circumstances, at least 90% of total assets in equity investments that are considered by GSAM to have long-term capital appreciation potential.
ING Investors Trust - ING JPMorgan Emerging Markets Equity Portfolio (Class S shares)	Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation. Normally invests at least 80% of its assets in securities of issuers located in at least three countries with emerging securities markets. May also invest to a lesser extent in debt securities of issuers in countries with emerging markets. May also invest in high-quality, short-term money market instruments and repurchase agreements.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. - ING JPMorgan Fleming International Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Fleming Asset Management (London) Ltd.	Seeks long-term growth of capital. Invests primarily (at least 65% of total assets) in the equity securities of foreign companies that the subadviser believes have higher growth potential and which are attractively valued. Will normally invest in a number of issuers in several countries other than the U.S. and will invest in securities in both developed and developing markets. May invest in debt securities issued by foreign and U.S. companies, including non-investment grade debt securities.
ING Partners, Inc. - ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation. A *nondiversified* Portfolio that invests primarily (at least 80% of net assets under normal circumstances) in a broad portfolio of common stocks of companies with market capitalizations of $1 billion to $20 billion at the time of purchase that the subadviser believes to be undervalued. May invest in other equity securities, which include preferred stocks, convertible securities and foreign securities, which may take the form of depository receipts. Also may use derivatives.
ING Investors Trust - ING JPMorgan Small Cap Equity Portfolio (Class S shares)	Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term. Under normal market conditions, invests at least 80% of its total assets in equity securities of small-cap companies. May invest up to 20% of its assets in foreign securities, convertible securities and high quality money market instruments and repurchase agreements. May invest in REITs and derivatives.
ING Investors Trust - ING Julius Baer Foreign Portfolio (Class S shares)	Directed Services, Inc. Subadviser: Julius Baer Investment Management, LLC	Seeks long-term growth of capital. Under normal conditions, invests in a wide variety of international equity securities issued through the world, normally excluding the United States. Normally invests at least 80% of its assets in equity securities tied economically to countries outside the United States.
ING Investors Trust - ING Legg Mason Value Portfolio (Class S shares)	Directed Services, Inc. Subadviser: Legg Mason Funds Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital. Normally invests in equity securities, including foreign securities that offer the potential for capital growth. May also invest in companies with market capitalizations greater than $5 billion, but may invest in companies of any size. May also invest up to 25% of its total assets in long-term debt securities.
ING Investors Trust - ING Marsico Growth Portfolio (Class S shares)	Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation. Invests primarily in equity securities selected for their growth potential. May invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Investors Trust - ING Marsico International Opportunities Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital. Invests primarily (no less than 65% of its total assets) in common stocks of foreign companies that are selected for their long-term growth potential. May invest in companies of any size throughout the world. Normally invests in issuers from at least three different countries not including the United States and generally maintains a core position of between 35 and 50 common stocks. May invest in common stocks of companies operating in emerging markets.
ING Partners, Inc. - ING MFS Capital Opportunities Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Massachusetts Financial Services Company (MFS)	Seeks capital appreciation. Invests primarily (at least 65% of net assets) in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts focusing on companies that MFS believes have favorable growth prospects and attractive valuations based on current and expected earnings or cash flows. May invest in foreign securities (including emerging market securities).
ING Investors Trust - ING MFS Total Return Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. Invests in a combination of equity and fixed income securities.
ING Investors Trust - ING MFS Utilities Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks capital growth and current income. Normally invests at least 80% of its net assets in equity and debt securities of domestic and foreign (including emerging markets) companies in the utilities industry.
ING Partners, Inc. - ING OpCap Balanced Value Portfolio **(Service Class)**	ING Life Insurance and Annuity Company Subadviser: OpCap Advisors LLC	Seeks capital growth, and secondarily, investment income. Under normal market conditions, invests at least 25% of total assets in equity securities, including common stocks and preferred stocks and expects to have between 50% to 75% of total assets invested in equities. Also invests at least 25% of total assets in fixed-income senior securities including bonds, debentures, notes, participation interests in loans, convertible securities and U.S. government securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. - ING Oppenheimer Global Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation. Invests mainly in common stocks of companies in the U.S. and foreign countries. Can invest without limit in foreign securities in any country, including countries with emerging markets. Currently emphasizes investments in developed markets such as the United States, Western European countries and Japan. May invest in companies of any size, but currently focuses its investments in mid- and large-cap companies. Normally will invest in at least three countries (one of which may be the United States).
ING Investors Trust - ING Oppenheimer Main Street Portfolio® **(Class S shares)**	Directed Services, Inc. Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income. Normally invests mainly in common stocks of U.S. companies of different capitalization ranges, presently focusing on large-capitalization issuers. May also invest in debt securities, such as bonds and debentures, but does not currently emphasize these investments.
ING Partners, Inc. - ING Oppenheimer Strategic Income Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies; U.S. government securities; and lower-grade high-yield securities of U.S. and foreign companies. Debt securities typically include short, medium and long-term foreign government and U.S. government bonds and notes; collateralized mortgage obligations; other mortgage-related securities and asset-backed securities; participation interests in loans; "structured" notes; lower-grade, high-yield domestic and foreign corporate debt obligations; and "zero-coupon" or "stripped" securities.
ING Investors Trust - ING PIMCO High Yield Portfolio (Class S shares)	Directed Services, Inc. Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management. Normally invests at least 80% of its net assets (plus borrowings for investment purposes) in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least CCC/Caa by Moody's Investors Service, Inc., Standard and Poor's Rating Service, or Fitch, or if unrated, determined by PIMCO to be of comparable quality, subject to a maximum of 5% of total assets in CCC/Caa securities, determined at the time of investment.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. - ING PIMCO Total Return Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management. Invests under normal circumstances at least 65% of net assets plus borrowings for investment purposes in a diversified portfolio of fixed income instruments of varying maturities. Invests primarily in investment grade debt securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by the subadviser to be of comparable quality. May invest up to 30% of assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers.
ING Partners, Inc. - ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term growth of capital. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging growth companies. May invest in foreign securities (including emerging market securities).
ING Partners, Inc. - ING Salomon Brothers Fundamental Value Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks capital appreciation. A *nondiversified* Portfolio that invests primarily in common stocks and common stock equivalents, such as preferred stocks and securities convertible into common stocks, of companies the subadviser believes are undervalued in the marketplace. Generally invests in securities of large, well-known companies, but may also invest a significant portion of assets in securities of small to medium-sized companies when the subadviser believes smaller companies offer more attractive value opportunities.
ING Partners, Inc. - ING Salomon Brothers Large Cap Growth Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: Salomon Brothers Asset Management Inc	Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities of large-cap companies and related investments. For this 80% policy, large cap companies are considered to be companies with market capitalizations at the time of purchase similar to companies in the Russell 1000 Index. Equity securities include U.S. exchange traded and over-the-counter common stocks, debt securities convertible into equity securities, and warrants and rights relating to equity securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING Solution 2015 Portfolio (Service Class)	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2015. Subject to SEC approval, may also invest a portion of its assets in insurance company fixed contracts.
ING Partners, Inc. – ING Solution 2025 Portfolio (Service Class)	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2025. Subject to SEC approval, may also invest a portion of its assets in insurance company fixed contracts.
ING Partners, Inc. – ING Solution 2035 Portfolio (Service Class)	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2035.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. – ING Solution 2045 Portfolio **(Service Class)**	ING Life Insurance and Annuity Company	Until the day prior to the Target Date, the Portfolio will seek to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire around the year 2045.
ING Partners, Inc. – ING Solution Income Portfolio **(Service Class)**	ING Life Insurance and Annuity Company	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement. Invests in a combination of Underlying Funds which are active and passive U.S. stock, international stock, U.S. bond and other fixed-income investments using asset allocation strategies designed for investors expecting to retire soon or are already retired. Subject to SEC approval, may also invest a portion of its assets in insurance company fixed contracts.
ING Investors Trust - ING Stock Index Portfolio **(Class I shares)**	Directed Services, Inc. Subviser: ING Investment Management Co.	Seeks total return. Normally invests at least 80% of its assets in equity securities of companies included in the S&P's 500 Composite Stock Price Index (the "S&P Index") or equity securities of companies that are representative of the S&P Index (including derivatives).
ING Investors Trust - ING T. Rowe Price Capital Appreciation Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. Pursues an active asset allocation strategy whereby investments are allocated among three asset classes - equity securities, debt securities and money market instruments. May invest up to 25% of its net assets in foreign equity securities.
ING Partners, Inc. - ING T. Rowe Price Diversified Mid Cap Growth Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of total assets in equity securities of companies having a market capitalization within the range of companies in the Russell MidCap Growth Index or the Standard & Poor's MidCap 400 Index focusing on mid-size companies whose earnings are expected to grow at a rate faster than the average company.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Investors Trust - ING T. Rowe Price Equity Income Portfolio (Class S shares)	Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital. Normally invests at least 80% of its assets in common stocks, with 65% in the common stocks of well-established companies paying above-average dividends. May also invest in convertible securities, warrants and preferred stocks, foreign securities, debt securities including high-yield debt securities and future and options.
ING Partners, Inc. - ING T. Rowe Price Growth Equity Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income. Invests primarily (at least 80% of net assets under normal circumstances) in common stocks. Concentrates its investments in growth companies that have the ability to pay increasing dividends through strong cash flows and whose rates of earnings growth are considered above average. May also purchase foreign stocks, hybrid securities, futures and options. Investments in foreign securities are limited to 30% of total assets.
ING Partners, Inc. - ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	ING Life Insurance and Annuity Company Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income. Under normal circumstances, invests at least 80% of net assets (plus borrowings for investment purposes, if any) in equity securities of U.S. large capitalization companies. Investments in equity securities may include dividend-paying securities, common stock and preferred stock.
ING Partners, Inc. - ING Van Kampen Comstock Portfolio (Service Class)	ING Life Insurance and Annuity Company Subadviser: Van Kampen* * Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen"	Seeks capital growth and income. Invests in a portfolio of equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks. May invest up to 25% of total assets in securities of foreign issuers and may purchase and sell certain derivative instruments, such as options, futures and options on futures, for various portfolio management purposes.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Partners, Inc. - ING Van Kampen Equity and Income Portfolio **(Initial Class)**	ING Life Insurance and Annuity Company Subadviser: Van Kampen* * Morgan Stanley Investment Management Inc. does business in certain instances (including in its role as subadviser to the Portfolio) under the name "Van Kampen"	Seeks total return, consisting of long-term capital appreciation and current income. Normally invests at least 80% of net assets (plus any borrowings for investment purposes) in equity and income securities at the time of investment. Normally invests at least 65% of assets in income producing equity instruments (including common stocks, preferred stocks and convertible securities) and investment grade quality debt securities. May invest up to 25% of total assets in securities of foreign issuers. May purchase and sell certain derivative instruments, such as options, futures contracts, and options on futures contracts, for various portfolio management purposes, including to earn income, to facilitate portfolio management and to mitigate risks.
ING Investors Trust - ING Van Kampen Growth and Income Portfolio **(Class S shares)**	Directed Services, Inc. Subadviser: Van Kampen	Seeks long-term growth of capital and income. Under normal market conditions, investing primarily in what it believes to be income-producing equity securities, including common stocks and convertible securities; although investments are also made in non-convertible preferred stocks and debt securities rated "investment grade," which are securities rated within the four highest grades assigned by Standard & Poor's or by Moody's Investors Service, Inc.
ING VP Balanced Portfolio, Inc. **(Class I shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. Typically maintains approximately 60% of total assets in equities and approximately 40% of total assets in debt (including money market instruments). The Portfolio may invest a portion of its total assets in high-yield instruments. May also invest in convertible securities, foreign debt securities and derivatives.
ING Variable Products Trust - ING VP Financial Services Portfolio **(Class I shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation. Under normal conditions, invests at least 80% of assets in equity securities and equity equivalent securities of companies principally engaged in the financial services industry. Equity securities in which the Portfolio invests are normally common stocks, but may also include preferred stocks, warrants and convertible securities. May invest in initial public offerings.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. - ING VP Global Science and Technology Portfolio (Class I Shares)	ING Investments, LLC Subadviser: BlackRock Advisors, Inc.	Seeks long-term capital appreciation. Normally invests at least 80% of net assets in equity securities issued by science and technology companies in all market capitalization ranges. Will invest primarily in equity securities of U.S. and non-U.S. companies selected for their rapid and sustainable growth potential from the development, advancement and use of science and/or technology. May invest up to 25% of its net assets in stocks of issuers in emerging market countries. May also invest in preferred stock, initial public offerings, Rule 144A securities and derivative instruments including foreign currency contracts. May from time to time invest more than 25% of its assets in securities whose issuers are located in a single foreign country.
ING Variable Funds - ING VP Growth and Income Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock. Under normal market conditions, invests at least 65% of total assets in common stocks that the subadviser believes have significant potential for capital appreciation or income growth or both. May invest up to 25% of its total assets in stocks of foreign issuers. May invest in derivatives.
ING Variable Portfolios, Inc. - ING VP Growth Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital through investment in a diversified portfolio consisting primarily of common stocks and securities convertible into common stocks believed to offer growth potential. Under normal market conditions, invests primarily in common stocks and securities convertible into common stock of large U.S. companies. May invest in derivatives and foreign securities.
ING Variable Portfolios, Inc. - ING VP Index Plus LargeCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P 500 Index. The subadviser's objective is to overweight those stocks in the S&P 500 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. - ING VP Index Plus MidCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P MidCap 400 Index. The subadviser's objective is to overweight those stocks in the S&P MidCap 400 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.
ING Variable Portfolios, Inc. - ING VP Index Plus SmallCap Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. Invests at least 80% of assets in stocks included in the S&P SmallCap 600 Index. The subadviser's objective is to overweight those stocks in the S&P SmallCap 600 Index that it believes will outperform the index and underweight (or avoid altogether) those stocks that it believes will underperform the index. May invest in derivatives.
ING VP Intermediate Bond Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return. Under normal market conditions, the Portfolio invests at least 80% of its assets in a portfolio of bonds, including but not limited to corporate, government and mortgage bonds, which, at the time of investment, are rated investment grade or have an equivalent rating by a nationally recognized statistical rating organization, or of comparable quality if unrated. May also invest in: preferred stocks; high quality money market instruments; municipal bonds; debt securities of foreign issuers; mortgage- and asset-backed securities; and options and futures contracts involving securities, securities indices and interest rates. Although the portfolio may invest in high yield debt securities rated below investment grade, it seeks to maintain a minimum average portfolio quality of at least investment grade.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. - ING VP International Equity Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States. The Portfolio will not target any given level of current income. Under normal market conditions, invests at least 80% of assets in equity securities. At least 65% of assets will normally be invested in securities principally traded in three or more countries outside of the U.S and countries with emerging securities markets. These securities may include common stocks as well as securities convertible into common stock. May employ hedging strategies to protect it from adverse effects on the U.S. dollar. May invest in derivatives.
ING Variable Products Trust - ING VP International Value Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks capital appreciation. Under normal conditions, invests at least 65% of net assets in equity securities of issuers located in countries outside of the U.S. Invests primarily in companies with a large market capitalization, but may also invest in mid- and small-sized companies. Generally invests in common and preferred stocks, warrants and convertible securities. May invest in companies located in countries with emerging securities markets when the fund's subadviser believes they present attractive investment opportunities. May invest in government debt securities of developed foreign countries. Also may invest up to 35% of its assets in securities of U.S. issuers, including investment-grade government and corporate debt securities.
ING Variable Products Trust - ING VP MagnaCap Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital, with dividend income as a secondary consideration. Will normally invest at least 80% of assets in common stock of large companies. For this Portfolio, large companies are those included in the 500 largest U.S. companies, as measured by total revenues, net assets, cash flow or earnings, or the 1,000 largest companies as measured by equity market capitalization. Equity securities in which the Portfolio may invest include common stocks, convertible securities, and rights or warrants. May invest the remaining 20% in other types of securities, including foreign securities and securities of smaller companies. Although the Portfolio normally will be invested as fully as practicable in equity securities, assets not invested in equity securities may be invested in high quality debt securities.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Products Trust - ING VP MidCap Opportunities Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stocks of mid-sized U.S. companies that the sub-adviser believes have above average prospects for growth. For this Portfolio, mid-size companies are those with market capitalizations that fall within the range of companies in the Russell MidCap Growth Index.
ING VP Money Market Portfolio (Class I Shares)	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments. Invests in a diversified portfolio of high-quality fixed income securities denominated in U.S. dollars, with short remaining maturities. May invest in certain obligations of foreign banks. **There is no guarantee that the ING VP Money Market Subaccount will have a positive or level return.**
ING VP Natural Resources Trust	ING Investments, LLC Subadviser: ING Investment Management Co.	A *nondiversified* Portfolio that seeks long-term growth of capital primarily through investment in common stocks of companies that own or develop natural resources and other basic commodities, or supply goods and services to such companies. Capital appreciation will be the primary determinant of total return and income is a secondary consideration. Normally invests at least 80% of assets in companies with substantial natural resource assets or companies that supply goods and services to such companies. May invest the remaining 20% of its assets in common stock of companies that are not natural resource companies. Invests primarily in companies with large market capitalizations, but may also invest in mid- and small-sized companies. May invest up to 100% of its assets in securities principally traded in markets outside the United States.
ING Variable Products Trust - ING VP Real Estate Portfolio (Class I shares)	ING Investments, LLC Subadviser: ING Clarion Real Estate Securities L.P.	Seeks total return. Normally invests at least 80% of assets in common and preferred stock of U.S. real estate investment trusts (REITs) and real estate companies. May invest in companies of any market capitalization, but generally will not invest in companies with market capitalizations below $100 million at the time of purchase. May invest in initial public offerings.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Variable Portfolios, Inc. - ING VP Small Company Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities of companies with smaller market capitalizations. Under normal market conditions, invests at least 80% off assets in common stocks of small-capitalization companies. May invest in foreign securities and derivatives.
ING Variable Products Trust - ING VP SmallCap Opportunities Portfolio **(Class I shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation. Normally invests at least 80% of assets in the common stock of smaller, lesser-known U.S. companies that the sub-adviser believes have above average prospects for growth. For this Portfolio, smaller companies are those with market capitalizations that fall within the range of companies in the Russell 2000 Growth Index.
ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Balanced Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 60% equities, 35% fixed income and 5% money market instruments under neutral market conditions.
ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Growth Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 80% equities and 20% fixed income under neutral market conditions.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Strategic Allocation Portfolios, Inc. - ING VP Strategic Allocation Income Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance. Under normal market conditions, allocates assets among several classes of equities, fixed-income securities (including up to 15% of total assets in high-yield instruments) and money market instruments. The benchmark portfolio is 35% equities, 55% fixed income and 10% money market instruments under neutral market conditions.
ING Variable Portfolios, Inc. - ING VP Value Opportunity Portfolio **(Class I Shares)**	ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks. Under normal market conditions, invests at least 65% of total assets in common stocks and American Depositary Receipts (ADR's). May invest the remaining 35% of its assets in other types of securities including foreign securities and securities of smaller companies.
Janus Aspen Series - Balanced Portfolio **(Institutional Shares)** **(limited availability)**	Janus Capital	Seeks long-term capital growth, consistent with preservation of capital and balanced by current income. Normally invests 40-60% of its assets in securities selected primarily for their growth potential and 40-60% of its assets in securities selected primarily for their income potential. Will normally invest at least 25% of its assets in fixed-income securities.
Janus Aspen Series - Flexible Bond Portfolio **(Institutional Shares)** **(limited availability)**	Janus Capital	Seeks to obtain maximum total return, consistent with the preservation of capital. Invests, under normal circumstances, at least 80% in its net assets in bonds, including, but not limited to government bonds, corporate bonds, convertible bonds, mortgage-backed securities and zero-coupon bonds. Will invest at least 65% of its assets in investment grade debt securities and will maintain an average-weighted effective maturity of five to ten years. Will limit its investment in high-yield/high-risk bonds to less than 35% of its net assets.
Janus Aspen Series - Forty Portfolio **(Service Shares)** **(limited availability)**	Janus Capital	A *nondiversified* Portfolio that seeks long-term growth of capital. Invests primarily in a core group of 20-40 common stocks selected for their growth potential. May invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Janus Aspen Series - Large Cap Growth Portfolio (Institutional Shares) (limited availability)	Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests at least 80% of its net assets in common stocks of large-sized companies. Large-size companies are those whose market capitalization falls within the range of companies in the Russell 1000 Index at the time of purchase.
Janus Aspen Series - Mid Cap Growth Portfolio (Institutional Shares) (limited availability)	Janus Capital	Seeks long-term growth of capital. Invests, under normal circumstances, at least 80% of its net assets in equity securities of mid-sized companies whose market capitalization falls, at the time of purchase, in the 12-month average of the capitalization ranges of the Russell MidCap Growth Index.
Janus Aspen Series - Worldwide Growth Portfolio (Institutional Shares) (limited availability)	Janus Capital	Seeks long-term growth of capital in a manner consistent with the preservation of capital. Invests primarily in common stocks of companies of any size located throughout the world. Normally invests in issuers from at least five different countries, including the United States. May at times invest in fewer than five countries or even in a single country.
Janus Twenty Fund (limited availability)	Janus Capital	A *nondiversified* portfolio that seeks long-term growth of capital. Invests primarily in a core group of 20-30 common stocks selected for their growth potential.
Lord Abbett Series Fund, Inc. - Growth and Income Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks long-term growth of capital and income without excessive fluctuations in market value. Primarily purchases equity securities of large, seasoned, U.S. and multinational companies that Lord Abbett believes are undervalued. Under normal circumstances, will invest at least 80% of net assets in equity securities of large companies which are defined as companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell 1000 Index, a widely used benchmark for large-cap stock performance. Equity securities may include common stocks, preferred stocks, convertible securities, warrants, and similar instruments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Lord Abbett Series Fund, Inc. - Mid-Cap Value Portfolio (Class VC Shares)	Lord, Abbett & Co. LLC (Lord Abbett)	Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. Normally invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities of mid-sized companies which are defined as companies having a market capitalization at the time of purchase that falls within the market capitalization range of companies in the Russell Mid Cap Index, a widely used benchmark for mid-cap stock performance. The Fund will provide shareholders with at least 60 days' notice of any change in this policy. Equity securities may include common stocks, convertible bonds, convertible preferred stocks, warrants and similar instruments.
New Perspective Fund® **(Class R-4)**	Capital Research and Management Company	Seeks to provide long-term growth of capital. Future income is a secondary objective. Invests primarily in common stocks, including growth-oriented stocks, on a global basis to take advantage of investment opportunities generated by changes in international trade patterns and economic and political relationships. Also may invest in cash or money market instruments.
Oppenheimer Developing Markets Fund (Class A Shares)	OppenheimerFunds, Inc.	Aggressively seeks capital appreciation. Invests mainly in common stocks of issuers in emerging and developing markets throughout the world. Under normal market conditions, will invest at least 80% of total assets in equity securities of issuers whose principal activities are in at least three developing markets.
Oppenheimer Variable Account Funds - Oppenheimer Global Securities Fund/VA	OppenheimerFunds, Inc.	Seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities. Invests mainly in common stocks and can also buy other equity securities, including preferred stocks and convertible securities into common stock in the U.S. and foreign countries.
Oppenheimer Variable Account Funds - Oppenheimer Main Street Small Cap Fund®/VA	OppenheimerFunds, Inc.	Seeks capital appreciation. Invests mainly in common stocks of small-capitalization U.S. companies that the Fund's investment manager believes have favorable business trends or prospects. Under normal market conditions, will invest at least 80% of net assets (including any borrowings for investment purposes) in securities of companies having a small market capitalization.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Oppenheimer Variable Account Funds - Oppenheimer Strategic Bond Fund/VA	OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities. Invests mainly in debt securities of issuers in three market sectors: foreign governments and companies, U.S. Government securities, and lower-grade high-yield securities of U.S. and foreign companies.
Pax World Balanced Fund, Inc.	Pax World Management Corp.	Seeks to provide its shareholders with a diversified holding of securities of companies that offer primarily income and conservation of principal and secondarily possible long-term growth of capital. Intends to invest about 60% of assets in common and preferred stock and/or securities convertible into common stock and 40% in bonds and/or debentures. These percentages may vary, however, depending upon market conditions.
PIMCO VIT - Real Return Portfolio (Administrative Class)	Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management. Invests primarily in investment grade securities, but may invest up to 10% of its assets in high yield securities ("junk bonds") rated B or higher by Moody's or S&P, or, if unrated, determined by PIMCO to be of comparable quality.
Pioneer Variable Contracts Trust - Pioneer Equity Income VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. Normally, the portfolio invests at least 80% of its total assets in income producing equity securities of U.S. issuers. The income producing equity securities in which the portfolio may invest include common stocks, preferred stocks and interests in real estate investment trusts (REITs). The remainder of the portfolio may be invested in debt securities, most of which are expected to be convertible into common stocks.
Pioneer Variable Contracts Trust - Pioneer Fund VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth. Invests in a broad list of carefully selected, reasonably priced securities rather than in securities whose prices reflect a premium resulting from their current market popularity. The portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers. For purposes of the portfolio's investment policies, equity securities include common stocks, convertible debt and other equity instruments, such as depositary receipts, warrants, rights, interests in real estate investment trusts (REITs) and preferred stocks.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Pioneer Variable Contracts Trust - Pioneer High Yield VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation. Normally, the portfolio invests at least 80% of its total assets in below investment grade (high yield) debt securities and preferred stocks.
Pioneer Variable Contracts Trust - Pioneer Mid Cap Value VCT Portfolio (Class I Shares)	Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks. Normally, invests at least 80% of total assets in equity securities of mid-size companies, that is, companies with market values within the range of market values of companies included in the Russell Midcap® Value Index.
Templeton Income Trust - Templeton Global Bond Fund (Class A Shares)	Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income. Under normal market conditions, invests at least 80% of net assets in "bonds." "Bonds" include debt securities of any maturity, such as bonds, notes and debentures. In addition, the fund's total assets will be invested in issuers located in at least three countries (including the U.S.) May invest up to 25% of its total assets in bonds that are rated below investment grade.
The Growth Fund of America® (Class R-4)	Capital Research and Management Company	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks. May invest up to 15% of assets in securities of issuers based outside of the U.S. and not included in the S&P 500. Invests primarily in common stocks, and may also invest in U.S. government securities, bonds and cash.
Wanger Advisors Trust - Wanger Select	Columbia Wanger Asset Management, L.P.	A *nondiversified* fund that seeks long-term growth of capital. Invests generally in the stocks of medium- to larger-size U.S. companies. Invests in a limited number of companies (between 20-40) with market capitalizations under $20 billion, offering the potential to provide above-average growth over time.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
Wanger Advisors Trust - Wanger U.S. Smaller Companies	Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital. Under normal circumstances, invests at least 80% of net assets (plus any borrowings for investment purposes), at market value at the time of investment, in companies with total stock market capitalizations of $5 billion or less at the time of initial purchase. Under normal market conditions, invests at least 80% of its assets (plus any borrowings for investment purposes) in domestic securities.
Washington Mutual Investors Fund[SM] (Class R-4)	Capital Research and Management Company	Seeks to produce income and to provide an opportunity for growth of principal consistent with sound common stock investing. Strives to accomplish this objective through fundamental research, careful selection, and broad diversification. The fund's policy is to maintain at all times a fully invested and widely diversified portion of securities; however, the fund may hold, to a limited extent, short-term U.S. government securities, other money market instruments, cash and cash equivalents.

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2004, the following tables give (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2004 the "Value at beginning of period" shown is the value at first date of investment. For those subaccounts that ended operations during the period ended December 31, 2004 the "Value at end of period" shown is the value at the last date of investment.

TABLE I
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.74	$10.47
Value at end of period	$11.68	$10.74
Number of accumulation units outstanding at end of period	81,057	74,663
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$9.06	$8.66
Value at end of period	$8.89	$9.06
Number of accumulation units outstanding at end of period	22,494	25,362
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$9.05	$8.63
Value at end of period	$9.76	$9.05
Number of accumulation units outstanding at end of period	508,124	534,159
ING VP GROWTH PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$8.85	$8.51
Value at end of period	$9.43	$8.85
Number of accumulation units outstanding at end of period	42,614	47,094
ING VP INDEX PLUS LARGE CAP PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$9.74	$9.35
Value at end of period	$10.71	$9.74
Number of accumulation units outstanding at end of period	127,122	85,750

Condensed Financial Information (continued)

	2004	2003
ING VP INDEX PLUS SMALL CAP PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$12.09	$11.74
Value at end of period	$14.68	$12.09
Number of accumulation units outstanding at end of period	23,272	10,550
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$11.70	$11.66
Value at end of period	$12.21	$11.70
Number of accumulation units outstanding at end of period	83,757	55,782
ING VP MONEY MARKET PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.35	$10.35
Value at end of period	$10.41	$10.35
Number of accumulation units outstanding at end of period	14,920	9,622
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.96	$10.56
Value at end of period	$12.46	$10.96
Number of accumulation units outstanding at end of period	30,745	29,750
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.55	$10.27
Value at end of period	$11.56	$10.55
Number of accumulation units outstanding at end of period	11,479	10,329
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during January 2002)		
Value at beginning of period	$10.38	$10.04
Value at end of period	$11.57	$10.38
Number of accumulation units outstanding at end of period	6,742	5,864
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.74	$10.53
Value at end of period	$11.53	$10.74
Number of accumulation units outstanding at end of period	6,987	7,046

Condensed Financial Information (continued)

	2004	2003
ING VP VALUE OPPORTUNITY PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$8.85	$8.50
Value at end of period	$9.70	$8.85
Number of accumulation units outstanding at end of period	32,286	25,074

CFI - 3

CONDENSED FINANCIAL INFORMATION

TABLE II
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.05% AND 0.15%
(Selected data for accumulation units outstanding throughout each period)

	0.05% Total Charges				0.15% Total Charges			
	2004	**2003**	**2002**	**2001**	**2004**	**2003**	**2002**	**2001**
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$8.98	$6.97	$9.266	$10.267	$9.90	$9.57		
Value at end of period	$9.55	$8.98	$6.97	$9.266	$10.50	$9.90		
Number of accumulation units outstanding at end of period	15,921	22,415	21,948	26,848	5,718	4,487		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during June 2001 (0.05% total charges) and July 2001 (0.15% total charges))								
Value at beginning of period	$7.91	$6.39	$7.615	$8.677	$10.32	$6.54	$7.760	$8.315
Value at end of period	$8.60	$7.91	$6.39	$7.615	$11.18	$10.32	$6.54	$7.760
Number of accumulation units outstanding at end of period	17,500	25,911	22,579	20,638	2,793	2,140	166	49
AIM V.I. GROWTH FUND								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$5.62	$4.31	$6.273	$7.058	$8.60	$8.24		
Value at end of period	$6.07	$5.62	$4.31	$6.273	$9.26	$8.60		
Number of accumulation units outstanding at end of period	8,494	7,737	5,923	8,771	1,979	1,828		
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$7.30	$5.87	$8.461	$9.222	$8.66	$8.34		
Value at end of period	$7.70	$7.30	$5.87	$8.461	$9.11	$8.66		
Number of accumulation units outstanding at end of period	6,843	13,891	17,079	16,434	1,910	2,159		
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$21.12	$17.80	$20.374	$21.386	$10.30	$10.05		
Value at end of period	$22.81	$21.12	$17.80	$20.374	$11.09	$10.30		
Number of accumulation units outstanding at end of period	3,838	2,666	168	395	3,397	7,123		

Condensed Financial Information (continued)

	0.05% Total Charges				0.15% Total Charges			
	2004	**2003**	**2002**	**2001**	**2004**	**2003**	**2002**	**2001**
FIDELITY® VIP CONTRAFUND® PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and July 2001 (0.15% total charges))								
Value at beginning of period	$22.60	$17.69	$19.619	$20.390	$11.50	$10.55	$11.652	$11.840
Value at end of period	$26.02	$22.60	$17.69	$19.619	$13.21	$11.50	$10.55	$11.652
Number of accumulation units outstanding at end of period	113,205	76,218	48,769	32,888	91,279	75,470	106	33
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$20.13	$15.53	$18.805	$19.888	$10.58	$10.10		
Value at end of period	$22.39	$20.13	$15.53	$18.805	$11.74	$10.58		
Number of accumulation units outstanding at end of period	63,618	38,067	26,701	19,228	86,883	60,863		
FIDELITY® VIP GROWTH PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$17.42	$13.19	$18.971	$20.968	$9.27	$8.90		
Value at end of period	$17.96	$17.42	$13.19	$18.971	$9.53	$9.27		
Number of accumulation units outstanding at end of period	32,419	34,965	39,183	43,077	94,934	87,478		
FIDELITY® VIP OVERSEAS PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$13.81	$9.68	$12.215	$13.786	$10.85	$10.38		
Value at end of period	$15.65	$13.81	$9.68	$12.215	$12.27	$10.85		
Number of accumulation units outstanding at end of period	20,317	12,174	5,000	1,811	6,556	3,248		
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO (Funds were first received in this option during April 2004 (0.05% total charges))								
Value at beginning of period	$11.52							
Value at end of period	$13.24							
Number of accumulation units outstanding at end of period	15,868							
ING BARON SMALL CAP GROWTH PORTFOLIO (Funds were first received in this option during August 2003 (0.15% total charges)) and April 2004 (0.05% total charges))								
Value at beginning of period	$12.59							
Value at end of period	$14.78							
Number of accumulation units outstanding at end of period	19,456							

Condensed Financial Information (continued)

	0.05% Total Charges				0.15% Total Charges			
	2004	2003	2002	2001	2004	2003	2002	2001
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$19.17	$14.89	$18.279	$20.571	$9.58	$9.14		
Value at end of period	$22.73	$19.17	$14.89	$18.279	$11.66	$9.58		
Number of accumulation units outstanding at end of period	30,800	33,261	36,587	38,078	26,560	25,705		
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2004 (0.05% total charges)								
Value at beginning of period	$12.50							
Value at end of period	$14.33							
Number of accumulation units outstanding at end of period	17,021							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges)								
Value at beginning of period	$22.16	$17.40	$25.054	$28.829	$8.73	$8.39		
Value at end of period	$24.95	$22.16	$17.40	$25.054	$9.80	$8.73		
Number of accumulation units outstanding at end of period	11,799	14,310	19,254	20,611	15,273	16,163		
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$13.35	$9.72	$15.101	$16.984	$9.01	$8.59		
Value at end of period	$14.61	$13.35	$9.72	$15.101	$9.83	$9.01		
Number of accumulation units outstanding at end of period	108,486	115,779	116,294	107,224	96,866	106,846		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$19.45	$14.94	$19.585	$20.313	$10.37	$9.96		
Value at end of period	$21.35	$19.45	$14.94	$19.585	$11.35	$10.37		
Number of accumulation units outstanding at end of period	27,427	21,203	22,808	25,698	35,842	32,840		

Condensed Financial Information (continued)

	0.05% Total Charges				0.15% Total Charges			
	2004	2003	2002	2001	2004	2003	2002	2001
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$14.33	$11.53	$15.441	$17.104	$9.26	$8.92		
Value at end of period	$16.40	$14.33	$11.53	$15.441	$10.57	$9.26		
Number of accumulation units outstanding at end of period	24,236	26,809	27,983	36,071	69,112	64,994		
ING VP BALANCED PORTFOLIO, INC. (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$24.37	$20.61	$23.108	$23.584				
Value at end of period	$26.59	$24.37	$20.61	$23.108				
Number of accumulation units outstanding at end of period	108,462	107,890	112,979	121,396				
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$3.78	$2.61	$4.475	$4.815				
Value at end of period	$3.72	$3.78	$2.61	$4.475				
Number of accumulation units outstanding at end of period	140,341	161,994	103,479	52,059				
ING VP GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$19.68	$15.70	$21.043	$23.506				
Value at end of period	$21.28	$19.68	$15.70	$21.043				
Number of accumulation units outstanding at end of period	312,468	310,107	356,045	462,702				
ING VP GROWTH PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$13.97	$10.77	$15.247	$17.528				
Value at end of period	$14.93	$13.97	$10.77	$15.247				
Number of accumulation units outstanding at end of period	22,086	30,113	24,755	36,220				

CFI - 7

Condensed Financial Information (continued)

	0.05% Total Charges				0.15% Total Charges			
	2004	**2003**	**2002**	**2001**	**2004**	**2003**	**2002**	**2001**
ING VP INDEX PLUS LARGECAP PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$17.57	$14.01	$17.950	$19.435				
Value at end of period	$19.38	$17.57	$14.01	$17.950				
Number of accumulation units outstanding at end of period	391,454	399,918	383,324	359,184				
ING VP INDEX PLUS MIDCAP PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$16.83	$12.77	$14.611	$14.784	$11.79	$11.45		
Value at end of period	$19.56	$16.83	$12.77	$14.611	$13.68	$11.79		
Number of accumulation units outstanding at end of period	204,340	188,383	139,655	65,669	82,575	46,147		
ING VP INDEX PLUS SMALLCAP PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$12.57	$9.28	$10.753	$10.431				
Value at end of period	$15.30	$12.57	$9.28	$10.753				
Number of accumulation units outstanding at end of period	196,548	157,127	113,974	23,305				
ING VP INTERMEDIATE BOND PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$18.73	$17.72	$16.447	$15.886				
Value at end of period	$19.59	$18.73	$17.72	$16.447				
Number of accumulation units outstanding at end of period	43,381	25,129	20,096	22,510				
ING VP INTERNATIONAL EQUITY PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$8.40	$6.40	$8.774	$9.713	$9.52	$9.09		
Value at end of period	$9.82	$8.40	$6.40	$8.774	$11.10	$9.52		
Number of accumulation units outstanding at end of period	2,322	2,477	1,565	1,974	2,379	1,744		

CFI - 8

Condensed Financial Information (continued)

	0.05% Total Charges				0.15% Total Charges			
	2004	**2003**	**2002**	**2001**	**2004**	**2003**	**2002**	**2001**
ING VP MONEY MARKET PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$14.42	$14.37	$14.216	$14.025				
Value at end of period	$14.53	$14.42	$14.37	$14.216				
Number of accumulation units outstanding at end of period	28,736	38,193	51,231	59,698				
ING VP NATURAL RESOURCES TRUST (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$17.40	$13.41	$13.768	$14.677	$12.81	$12.21		
Value at end of period	$19.55	$17.40	$13.41	$13.768	$14.36	$12.81		
Number of accumulation units outstanding at end of period	855	273	434	402	2,850	2,643		
ING VP SMALL COMPANY PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$20.30	$14.85	$19.444	$18.893				
Value at end of period	$23.15	$20.30	$14.85	$19.444				
Number of accumulation units outstanding at end of period	36,192	40,716	33,187	36,063				
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$16.35	$13.76	$15.300	$16.042				
Value at end of period	$17.98	$16.35	$13.76	$15.300				
Number of accumulation units outstanding at end of period	30,763	20,028	3,348	5,742				
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$16.64	$13.46	$15.691	$16.762				
Value at end of period	$18.59	$16.64	$13.46	$15.691				
Number of accumulation units outstanding at end of period	3,587	4,907	6,182	6,000				

CFI - 9

Condensed Financial Information (continued)

	0.05% Total Charges				0.15% Total Charges			
	2004	**2003**	**2002**	**2001**	**2004**	**2003**	**2002**	**2001**
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$16.50	$14.60	$15.349	$15.689				
Value at end of period	$17.77	$16.50	$14.60	$15.349				
Number of accumulation units outstanding at end of period	22,527	31,345	35,694	43,589				
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$17.11	$13.81	$18.750	$20.990				
Value at end of period	$18.79	$17.11	$13.81	$18.750				
Number of accumulation units outstanding at end of period	5,535	4,074	3,671	3,204				
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$24.39	$21.50	$23.112	$23.624	$10.66	$10.43		
Value at end of period	$26.40	$24.39	$21.50	$23.112	$11.50	$10.66		
Number of accumulation units outstanding at end of period	59,741	68,994	74,595	86,430	105,722	104,053		
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$20.59	$19.46	$17.708	$17.060	$11.87	$11.82		
Value at end of period	$21.35	$20.59	$19.46	$17.708	$12.27	$11.87		
Number of accumulation units outstanding at end of period	15,603	14,374	15,962	12,176	15,138	19,641		
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$18.00	$13.74	$18.799	$23.306	$9.27	$8.99		
Value at end of period	$18.76	$18.00	$13.74	$18.799	$9.63	$9.27		
Number of accumulation units outstanding at end of period	21,325	27,542	35,605	44,599	79,70	77,086		

CFI - 10

Condensed Financial Information (continued)

	0.05% Total Charges				0.15% Total Charges			
	2004	**2003**	**2002**	**2001**	**2004**	**2003**	**2002**	**2001**
JANUS ASPEN MID CAP GROWTH PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and July 2001 (0.15% total charges))								
Value at beginning of period	$18.46	$13.74	$19.165	$22.649	$9.11	$8.10	$11.259	$12.937
Value at end of period	$22.22	$18.46	$13.74	$19.165	$10.94	$9.11	$8.10	$11.259
Number of accumulation units outstanding at end of period	115,820	130,267	153,734	175,169	206,811	206,594	125	33
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (Funds were first received in this option during June 2001 (0.05% total charges) and July 2001 (0.15% total charges))								
Value at beginning of period	$20.57	$16.68	$22.510	$25.296	$9.09	$8.17	$10.980	$11.575
Value at end of period	$21.49	$20.57	$16.68	$22.510	$9.48	$9.09	$8.17	$10.980
Number of accumulation units outstanding at end of period	86,381	109,282	137,577	176,426	125,431	148,162	124	35
OPPENHEIMER GLOBAL SECURITIES FUND/VA (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$15.83	$11.13	$14.370	$15.011	$11.06	$10.51		
Value at end of period	$18.81	$15.83	$11.13	$14.370	$13.11	$11.06		
Number of accumulation units outstanding at end of period	140,975	110,422	83,578	42,421	51,099	29,099		
OPPENHEIMER STRATEGIC BOND FUND/VA (Funds were first received in this option during June 2001 (0.05% total charges) and December 2003 (0.15% total charges))								
Value at beginning of period	$13.45	$11.45	$10.719	$10.393	$12.80	$12.68		
Value at end of period	$14.58	$13.45	$11.45	$10.719	$13.84	$12.80		
Number of accumulation units outstanding at end of period	34,543	10,542	2,717	1,098	7,108	5,755		

CONDENSED FINANCIAL INFORMATION

TABLE III
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.25%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002
AIM V.I. CAPITAL APPRECIATION FUND			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$9.18	$7.11	$9.408
Value at end of period	$9.77	$9.18	$7.11
Number of accumulation units outstanding at end of period	31,700	27,214	21,530
AIM V.I. CORE EQUITY FUND			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$8.09	$6.52	$7.718
Value at end of period	$8.79	$8.09	$6.52
Number of accumulation units outstanding at end of period	67,574	66,733	55,615
AIM V.I. GROWTH FUND			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$5.73	$4.38	$6.32
Value at end of period	$6.19	$5.73	$4.38
Number of accumulation units outstanding at end of period	23,934	29,956	25,871
AIM V.I. PREMIER EQUITY FUND			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$7.47	$5.99	$8.50
Value at end of period	$7.88	$7.47	$5.99
Number of accumulation units outstanding at end of period	17,822	15,325	12,126
CALVERT SOCIAL BALANCED PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$11.23	$9.44	$10.88
Value at end of period	$12.13	$11.23	$9.44
Number of accumulation units outstanding at end of period	99,892	76,500	79,897
FIDELITY® VIP CONTRAFUND® PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$13.45	$10.50	$11.43
Value at end of period	$15.50	$13.45	$10.50
Number of accumulation units outstanding at end of period	756,701	519,029	428,445

Condensed Financial Information (continued)

	2004	2003	2002
FIDELITY® VIP EQUITY-INCOME PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$11.69	$8.99	$10.75
Value at end of period	$13.01	$11.69	$8.99
Number of accumulation units outstanding at end of period	553,784	392,216	287,141
FIDELITY® VIP GROWTH PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$11.26	$8.50	$12.18
Value at end of period	$11.61	$11.26	$8.50
Number of accumulation units outstanding at end of period	658,027	629,167	554,574
FIDELITY® VIP OVERSEAS PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$9.71	$6.79	$8.33
Value at end of period	$11.00	$9.71	$6.79
Number of accumulation units outstanding at end of period	109,081	68,751	48,819
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$9.56	$7.41	$8.81
Value at end of period	$11.34	$9.56	$7.41
Number of accumulation units outstanding at end of period	265,489	253,285	238,935
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$9.96	$7.80	$10.93
Value at end of period	$11.22	$9.96	$7.80
Number of accumulation units outstanding at end of period	118,634	118,849	105,534
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$7.82	$5.67	$8.66
Value at end of period	$8.55	$7.82	$5.67
Number of accumulation units outstanding at end of period	532,752	563,411	501,188
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$12.05	$9.23	$11.96
Value at end of period	$13.23	$12.05	$9.23
Number of accumulation units outstanding at end of period	355,183	317,265	267,784
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$9.20	$7.38	$9.71
Value at end of period	$10.53	$9.20	$7.38
Number of accumulation units outstanding at end of period	316,548	317,180	295,121

Condensed Financial Information (continued)

	2004	2003	2002
ING VP BALANCED PORTFOLIO, INC.			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$12.17	$10.26	$11.46
Value at end of period	$13.28	$12.17	$10.26
Number of accumulation units outstanding at end of period	1,049,384	919,699	886,008
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$3.83	$2.64	$4.68
Value at end of period	$3.78	$3.83	$2.64
Number of accumulation units outstanding at end of period	287,994	265,668	102,888
ING VP GROWTH AND INCOME PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$8.10	$6.44	$8.64
Value at end of period	$8.75	$8.10	$6.44
Number of accumulation units outstanding at end of period	3,746,930	3,821,284	3,983,568
ING VP GROWTH PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$9.11	$7.00	$9.83
Value at end of period	$9.74	$9.11	$7.00
Number of accumulation units outstanding at end of period	131,316	129,316	118,707
ING VP INDEX PLUS LARGECAP PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$10.76	$8.55	$10.93
Value at end of period	$11.87	$10.76	$8.55
Number of accumulation units outstanding at end of period	714,616	606,047	426,905
ING VP INDEX PLUS MIDCAP PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$17.68	$13.38	$15.22
Value at end of period	$20.56	$17.68	$13.38
Number of accumulation units outstanding at end of period	315,406	146,203	89,769
ING VP INDEX PLUS SMALLCAP PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$13.42	$9.88	$11.32
Value at end of period	$16.34	$13.42	$9.88
Number of accumulation units outstanding at end of period	195,698	86,955	45,072
ING VP INTERMEDIATE BOND PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$14.18	$13.37	$12.52
Value at end of period	$14.83	$14.18	$13.37
Number of accumulation units outstanding at end of period	351,224	382,555	368,326

CFI - 14

	2004	2003	2002
ING VP INTERNATIONAL EQUITY PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$8.41	$6.38	$8.50
Value at end of period	$9.83	$8.41	$6.38
Number of accumulation units outstanding at end of period	30,979	20,866	14,894
ING VP MONEY MARKET PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$12.14	$12.06	$11.91
Value at end of period	$12.23	$12.14	$12.06
Number of accumulation units outstanding at end of period	405,783	390,338	475,250
ING VP NATURAL RESOURCES TRUST			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$11.06	$8.50	$8.17
Value at end of period	$12.43	$11.06	$8.50
Number of accumulation units outstanding at end of period	43,485	24,101	19,692
ING VP SMALL COMPANY PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$13.91	$10.14	$12.93
Value at end of period	$15.87	$13.91	$10.14
Number of accumulation units outstanding at end of period	118,229	109,169	78,878
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$10.78	$9.05	$10.06
Value at end of period	$11.85	$10.78	$9.05
Number of accumulation units outstanding at end of period	93,533	89,555	79,829
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$10.14	$8.18	$9.51
Value at end of period	$11.33	$10.14	$8.18
Number of accumulation units outstanding at end of period	164,165	150,985	139,477
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$11.86	$10.47	$11.04
Value at end of period	$12.78	$11.86	$10.47
Number of accumulation units outstanding at end of period	35,604	29,898	26,979
ING VP VALUE OPPORTUNITY PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$11.56	$9.30	$12.44
Value at end of period	$12.70	$11.56	$9.30
Number of accumulation units outstanding at end of period	190,744	145,862	117,115

Condensed Financial Information (continued)

	2004	2003	2002
JANUS ASPEN BALANCED PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$14.72	$12.94	$13.83
Value at end of period	$15.94	$14.72	$12.94
Number of accumulation units outstanding at end of period	311,111	371,221	330,269
JANUS ASPEN FLEXIBLE BOND PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$14.12	$13.31	$12.26
Value at end of period	$14.64	$14.12	$13.31
Number of accumulation units outstanding at end of period	90,319	127,758	143,998
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$10.36	$7.88	$10.69
Value at end of period	$10.80	$10.36	$7.88
Number of accumulation units outstanding at end of period	215,725	297,918	285,536
JANUS ASPEN MID CAP GROWTH PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$10.87	$8.06	$10.60
Value at end of period	$13.09	$10.87	$8.06
Number of accumulation units outstanding at end of period	515,554	661,788	664,382
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$10.06	$8.13	$10.67
Value at end of period	$10.51	$10.06	$8.13
Number of accumulation units outstanding at end of period	683,019	1,001,126	1,056,499
OPPENHEIMER GLOBAL SECURITIES FUND/VA			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$16.20	$11.36	$14.42
Value at end of period	$19.26	$16.20	$11.36
Number of accumulation units outstanding at end of period	554,883	256,885	118,156
OPPENHEIMER STRATEGIC BOND FUND/VA			
(Funds were first received in this option during January 2002)			
Value at beginning of period	$13.81	$11.73	$11.09
Value at end of period	$14.98	$13.81	$11.73
Number of accumulation units outstanding at end of period	65,594	43,522	24,924

CONDENSED FINANCIAL INFORMATION

TABLE IV
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.30%
(Selected data for accumulation units outstanding throughout each period)

	2004
AIM V.I. CAPITAL APPRECIATION FUND	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$8.60
Value at end of period	$9.74
Number of accumulation units outstanding at end of period	23,829
AIM V.I. CORE EQUITY FUND	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$8.10
Value at end of period	$8.77
Number of accumulation units outstanding at end of period	22,710
AIM V.I. GROWTH FUND	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$5.45
Value at end of period	$6.17
Number of accumulation units outstanding at end of period	22,103
AIM V.I. PREMIER EQUITY FUND	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$7.14
Value at end of period	$7.86
Number of accumulation units outstanding at end of period	20,276
CALVERT SOCIAL BALANCED PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$11.33
Value at end of period	$12.09
Number of accumulation units outstanding at end of period	96,181
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$13.58
Value at end of period	$15.45
Number of accumulation units outstanding at end of period	202,144

CFI - 17

	2004
FIDELITY® VIP EQUITY-INCOME PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$11.80
Value at end of period	$12.96
Number of accumulation units outstanding at end of period	207,163
FIDELITY® VIP GROWTH PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$10.49
Value at end of period	$11.57
Number of accumulation units outstanding at end of period	175,324
FIDELITY® VIP OVERSEAS PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$9.36
Value at end of period	$10.97
Number of accumulation units outstanding at end of period	39,275
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$11.46
Value at end of period	$13.29
Number of accumulation units outstanding at end of period	17,095
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$11.96
Value at end of period	$14.84
Number of accumulation units outstanding at end of period	16,321
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$9.65
Value at end of period	$11.30
Number of accumulation units outstanding at end of period	173,693
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$9.86
Value at end of period	$11.18
Number of accumulation units outstanding at end of period	111,951
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$7.60
Value at end of period	$8.53
Number of accumulation units outstanding at end of period	316,413

	2004
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$11.67
Value at end of period	$13.19
Number of accumulation units outstanding at end of period	113,711
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$9.36
Value at end of period	$10.50
Number of accumulation units outstanding at end of period	140,200
ING VP BALANCED PORTFOLIO, INC.	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$12.28
Value at end of period	$13.24
Number of accumulation units outstanding at end of period	389,944
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$3.12
Value at end of period	$3.77
Number of accumulation units outstanding at end of period	59,276
ING VP GROWTH AND INCOME PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$7.89
Value at end of period	$8.73
Number of accumulation units outstanding at end of period	652,353
ING VP GROWTH PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$8.58
Value at end of period	$9.70
Number of accumulation units outstanding at end of period	72,335
ING VP INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$10.69
Value at end of period	$11.83
Number of accumulation units outstanding at end of period	100,124
ING VP INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$17.79
Value at end of period	$20.49
Number of accumulation units outstanding at end of period	113,839

Condensed Financial Information (continued)

	2004
ING VP INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$13.70
Value at end of period	$16.29
Number of accumulation units outstanding at end of period	76,284
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$14.59
Value at end of period	$14.78
Number of accumulation units outstanding at end of period	201,254
ING VP INTERNATIONAL EQUITY PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$8.44
Value at end of period	$9.79
Number of accumulation units outstanding at end of period	12,312
ING VP INTERNATIONAL VALUE PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$10.51
Value at end of period	$12.26
Number of accumulation units outstanding at end of period	10,662
ING VP MONEY MARKET PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$12.14
Value at end of period	$12.19
Number of accumulation units outstanding at end of period	145,181
ING VP SMALL COMPANY PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$13.25
Value at end of period	$15.81
Number of accumulation units outstanding at end of period	80,997
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$10.86
Value at end of period	$11.81
Number of accumulation units outstanding at end of period	13,537
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$10.15
Value at end of period	$11.29
Number of accumulation units outstanding at end of period	11,049

Condensed Financial Information (continued)

	2004
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$12.04
Value at end of period	$12.74
Number of accumulation units outstanding at end of period	23,075
ING VP VALUE OPPORTUNITY PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$11.73
Value at end of period	$12.66
Number of accumulation units outstanding at end of period	53,494
JANUS ASPEN BALANCED PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$14.75
Value at end of period	$15.88
Number of accumulation units outstanding at end of period	148,874
JANUS ASPEN FLEXIBLE BOND PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$14.42
Value at end of period	$14.60
Number of accumulation units outstanding at end of period	130,922
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$9.74
Value at end of period	$10.77
Number of accumulation units outstanding at end of period	144,419
JANUS ASPEN MID CAP GROWTH PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$10.94
Value at end of period	$13.05
Number of accumulation units outstanding at end of period	446,773
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$9.37
Value at end of period	$10.48
Number of accumulation units outstanding at end of period	213,826
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$11.17
Value at end of period	$12.98
Number of accumulation units outstanding at end of period	27,640

Condensed Financial Information (continued)

	2004
OPPENHEIMER GLOBAL SECURITIES FUND/VA	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$15.85
Value at end of period	$19.20
Number of accumulation units outstanding at end of period	124,579
OPPENHEIMER STRATEGIC BOND FUND/VA	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$14.11
Value at end of period	$14.93
Number of accumulation units outstanding at end of period	48,877
PIONEER EQUITY INCOME VCT PORTFOLIO	
(Funds were first received in this option during August 2004)	
Value at beginning of period	$10.40
Value at end of period	$11.49
Number of accumulation units outstanding at end of period	14,408

CONDENSED FINANCIAL INFORMATION

TABLE V
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.40%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003
CALVERT SOCIAL BALANCED PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$15.57	$14.20
Value at end of period	$16.79	$15.57
Number of accumulation units outstanding at end of period	91,689	65,250
FIDELITY VIP CONTRAFUND PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$20.70	$18.01
Value at end of period	$23.81	$20.70
Number of accumulation units outstanding at end of period	478,760	350,626
FIDELITY VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$17.66	$15.16
Value at end of period	$19.62	$17.66
Number of accumulation units outstanding at end of period	365,387	282,497
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$14.51	$12.99
Value at end of period	$16.31	$14.51
Number of accumulation units outstanding at end of period	117,535	105,145
ING SALOMON BROTHERS AGGRESSIVE GROWTH		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$9.00	$7.80
Value at end of period	$9.83	$9.00
Number of accumulation units outstanding at end of period	325,709	294,978
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$18.23	$16.07
Value at end of period	$19.97	$18.23
Number of accumulation units outstanding at end of period	182,857	134,385

Condensed Financial Information (continued)

	2004	2003
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$9.18	$8.20
Value at end of period	$10.49	$9.18
Number of accumulation units outstanding at end of period	82,380	66,039
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$17.34	$15.77
Value at end of period	$18.89	$17.34
Number of accumulation units outstanding at end of period	174,003	113,358
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$13.24	$11.55
Value at end of period	$14.30	$13.24
Number of accumulation units outstanding at end of period	209,927	185,235
ING VP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$14.18	$12.58
Value at end of period	$15.14	$14.18
Number of accumulation units outstanding at end of period	299,122	277,097
ING VP INDEX PLUS LARGE CAP PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$17.85	$15.70
Value at end of period	$19.66	$17.85
Number of accumulation units outstanding at end of period	466,832	401,591
ING VP INDEX PLUS MID CAP PORTFOLIO		
(Funds were first received in this option during January 2002)		
Value at beginning of period	$17.08	$14.67
Value at end of period	$19.83	$17.08
Number of accumulation units outstanding at end of period	149,928	98,071
ING VP INTERNATIONAL EQUITY PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$8.53	$7.02
Value at end of period	$9.95	$8.53
Number of accumulation units outstanding at end of period	97,453	83,087
ING VP INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$10.45	$8.69
Value at end of period	$12.22	$10.45
Number of accumulation units outstanding at end of period	75,770	44,119

Condensed Financial Information (continued)

	2004	2003
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$20.60	$17.85
Value at end of period	$23.47	$20.60
Number of accumulation units outstanding at end of period	219,573	196,624
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$6.96	$5.90
Value at end of period	$7.64	$6.96
Number of accumulation units outstanding at end of period	78,599	49,377
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$14.86	$13.43
Value at end of period	$16.31	$14.86
Number of accumulation units outstanding at end of period	225,213	184,581
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$14.88	$13.21
Value at end of period	$16.60	$14.88
Number of accumulation units outstanding at end of period	78,332	66,223
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$15.31	$14.11
Value at end of period	$16.47	$15.31
Number of accumulation units outstanding at end of period	65,778	59,349
JANUS ASPEN BALANCED PORTFOLIO		
(Funds were first received in this option during January 2002)		
Value at beginning of period	$22.08	$20.31
Value at end of period	$23.87	$22.08
Number of accumulation units outstanding at end of period	531,902	472,292
JANUS ASPEN FLEXIBLE BOND PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$17.49	$16.89
Value at end of period	$18.11	$17.49
Number of accumulation units outstanding at end of period	173,297	159,804
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$15.65	$13.65
Value at end of period	$16.29	$15.65
Number of accumulation units outstanding at end of period	379,230	375,070

Condensed Financial Information (continued)

	2004	2003
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$17.12	$14.97
Value at end of period	$17.87	$17.12
Number of accumulation units outstanding at end of period	383,967	372,534
OPPENHEIMER STRATEGIC BOND FUND/VA		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$13.65	$12.46
Value at end of period	$14.78	$13.65
Number of accumulation units outstanding at end of period	95,983	54,055

CONDENSED FINANCIAL INFORMATION

TABLE VI
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.45%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during September 2001)							
Value at beginning of period	$9.10	$7.05	$9.368	$7.662			
Value at end of period	$9.65	$9.10	$7.05	$9.368			
Number of accumulation units outstanding at end of period	4,463	2,225	2,095	2,191			
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$8.01	$6.47	$7.698	$10.021	$11.781	$10.518	
Value at end of period	$8.69	$8.01	$6.47	$7.698	$10.021	$11.781	
Number of accumulation units outstanding at end of period	11,259	9,809	10,291	11,083	3,976	882	
AIM V.I. GROWTH FUND							
(Funds were first received in this option during September 2001)							
Value at beginning of period	$5.68	$4.34	$6.322	$5.651			
Value at end of period	$6.12	$5.68	$4.34	$6.322			
Number of accumulation units outstanding at end of period	288	288	663	1,399			
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$7.40	$5.94	$8.557	$9.831	$11.570	$9.753	
Value at end of period	$7.79	$7.40	$5.94	$8.557	$9.831	$11.570	
Number of accumulation units outstanding at end of period	128,593	159,312	122,966	85,810	45,267	8,954	
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$11.11	$9.35	$10.694	$11.543	$11.970	$10.714	$10.217
Value at end of period	$11.97	$11.11	$9.35	$10.694	$11.543	$11.970	$10.714
Number of accumulation units outstanding at end of period	23,627	20,774	86,065	65,635	43,992	26,121	553
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$13.30	$10.40	$11.527	$13.195	$14.194	$11.475	$10.553
Value at end of period	$15.29	$13.30	$10.40	$11.527	$13.195	$14.194	$11.475
Number of accumulation units outstanding at end of period	659,807	480,452	762,484	591,945	367,939	268,570	1,754

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$11.56	$8.91	$10.776	$11.389	$10.552	$9.968	$9.516
Value at end of period	$12.83	$11.56	$8.91	$10.776	$11.389	$10.552	$9.968
Number of accumulation units outstanding at end of period	314,974	210,213	464,506	325,194	162,442	110,939	519
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$11.13	$8.42	$12.100	$14.760	$16.655	$13.493	
Value at end of period	$11.46	$11.13	$8.42	$12.100	$14.760	$16.655	
Number of accumulation units outstanding at end of period	559,933	481,243	362,534	280,104	130,483	65,561	
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$9.60	$6.73	$8.475	$10.799	$13.410	$10.647	
Value at end of period	$10.86	$9.60	$6.73	$8.475	$10.799	$13.410	
Number of accumulation units outstanding at end of period	44,140	45,980	26,911	20,632	11,728	8,158	
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during January 2004)							
Value at beginning of period	$12.35						
Value at end of period	$15.12						
Number of accumulation units outstanding at end of period	488						
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during January 2004)							
Value at beginning of period	$11.24						
Value at end of period	$13.24						
Number of accumulation units outstanding at end of period	831						
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 2004)							
Value at beginning of period	$11.78						
Value at end of period	$14.78						
Number of accumulation units outstanding at end of period	8						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$9.46	$7.34	$8.997	$12.369	$15.452	$11.701	
Value at end of period	$11.19	$9.46	$7.34	$8.997	$12.369	$15.452	
Number of accumulation units outstanding at end of period	52,044	54,423	57,454	62,048	42,329	42,208	
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during October 2003)							
Value at beginning of period	$11.93	$11.11					
Value at end of period	$14.33	$11.93					
Number of accumulation units outstanding at end of period	3,408	97					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$9.85	$7.73	$11.114	$14.838	$15.809	$10.673	$9.984
Value at end of period	$11.07	$9.85	$7.73	$11.114	$14.838	$15.809	$10.673
Number of accumulation units outstanding at end of period	22,876	26,301	156,206	131,701	69,690	36,972	192
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$11.16	$10.74					
Value at end of period	$11.59	$11.16					
Number of accumulation units outstanding at end of period	18,867	14,204					
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$7.73	$5.62	$8.723	$11.716	$16.525	$11.002	$10.094
Value at end of period	$8.44	$7.73	$5.62	$8.723	$11.716	$16.525	$11.002
Number of accumulation units outstanding at end of period	89,165	103,792	371,888	329,340	194,901	128,507	371
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$7.29	$6.27					
Value at end of period	$7.88	$7.29					
Number of accumulation units outstanding at end of period	1,682	6,125					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$11.92	$9.15	$11.976	$13.399	$13.464	$11.057	$10.302
Value at end of period	$13.05	$11.92	$9.15	$11.976	$13.399	$13.464	$11.057
Number of accumulation units outstanding at end of period	90,993	83,327	213,155	184,736	103,238	79,777	817
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$9.10	$7.31	$9.782	$12.420	$13.061	$10.577	$9.862
Value at end of period	$10.39	$9.10	$7.31	$9.782	$12.420	$13.061	$10.577
Number of accumulation units outstanding at end of period	45,064	47,768	106,181	108,893	63,659	50,332	473
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during January 1999)							
Value at beginning of period	$12.03	$10.17	$11.389	$11.943	$12.064	$10.747	
Value at end of period	$13.11	$12.03	$10.17	$11.389	$11.943	$12.064	
Number of accumulation units outstanding at end of period	113,110	95,340	208,793	174,642	106,920	80,717	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during September 2001)							
Value at beginning of period			$4.495	$3.259			
Value at end of period			$3.09	$4.495			
Number of accumulation units outstanding at end of period			0	855			

CFI - 29

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$8.01	$6.38	$8.544	$10.518	$11.867	$10.152	$9.561
Value at end of period	$8.64	$8.01	$6.38	$8.544	$10.518	$11.867	$10.152
Number of accumulation units outstanding at end of period	445,802	463,259	768,288	847,662	396,366	348,478	1,119
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$9.00	$6.94	$9.808	$13.509	$15.412	$11.470	$10.444
Value at end of period	$9.61	$9.00	$6.94	$9.808	$13.509	$15.412	$11.470
Number of accumulation units outstanding at end of period	116,595	125,310	436,608	352,266	236,124	134,661	291
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$10.64	$8.48	$10.850	$12.618	$13.991	$11.307	$10.639
Value at end of period	$11.72	$10.64	$8.48	$10.850	$12.618	$13.991	$11.307
Number of accumulation units outstanding at end of period	423,974	401,289	868,406	677,370	398,208	226,927	859
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$17.48	$13.26	$15.147	$15.419	$12.916	$10.889	
Value at end of period	$20.28	$17.48	$13.26	$15.147	$15.419	$12.916	
Number of accumulation units outstanding at end of period	201,452	152,269	134,217	57,831	18,306	2,661	
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$13.27	$9.79	$11.331	$11.115	$10.166	$8.954	
Value at end of period	$16.13	$13.27	$9.79	$11.331	$11.115	$10.166	
Number of accumulation units outstanding at end of period	91,920	55,774	27,804	11,409	2,603	1,373	
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$14.02	$13.25	$12.284	$11.348	$10.396	$10.455	
Value at end of period	$14.64	$14.02	$13.25	$12.284	$11.348	$10.396	
Number of accumulation units outstanding at end of period	172,294	140,681	146,054	91,516	20,187	19,693	
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$8.31	$6.32	$8.663	$11.433	$14.414	$9.567	$9.231
Value at end of period	$9.70	$8.31	$6.32	$8.663	$11.433	$14.414	$9.567
Number of accumulation units outstanding at end of period	24,599	25,807	79,413	56,669	36,205	19,616	61
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$10.44	$8.07	$9.796				
Value at end of period	$12.20	$10.44	$8.07				
Number of accumulation units outstanding at end of period	4,547	3,792	17,028				

CFI - 30

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$12.00	$11.95	$11.809	$11.413	$10.777	$10.706	
Value at end of period	$12.07	$12.00	$11.95	$11.809	$11.413	$10.777	
Number of accumulation units outstanding at end of period	99,433	109,629	132,966	106,827	28,641	41,969	
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$10.94	$8.42	$8.637	$10.320	$8.758	$8.644	
Value at end of period	$12.27	$10.94	$8.42	$8.637	$10.320	$8.758	
Number of accumulation units outstanding at end of period	9,204	9,978	10,733	11,987	4,370	4,241	
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$13.75	$10.05	$13.147	$12.699	$11.953	$9.176	$8.583
Value at end of period	$15.66	$13.75	$10.05	$13.147	$12.699	$11.953	$9.176
Number of accumulation units outstanding at end of period	91,184	101,741	304,893	210,231	122,374	63,697	318
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during January 2002)							
Value at beginning of period	$6.96	$5.04	$9.00				
Value at end of period	$7.63	$6.96	$5.04				
Number of accumulation units outstanding at end of period	10,728	6,492	11,964				
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$10.66	$8.96	$9.952	$10.749	$10.752	$9.800	$9.531
Value at end of period	$11.70	$10.66	$8.96	$9.952	$10.749	$10.752	$9.800
Number of accumulation units outstanding at end of period	7,732	10,544	232,498	190,722	140,545	111,369	731
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$10.03	$8.10	$9.436	$10.716	$10.836	$9.519	$9.146
Value at end of period	$11.15	$10.03	$8.10	$9.436	$10.716	$10.836	$9.519
Number of accumulation units outstanding at end of period	19,275	16,183	99,616	87,049	60,938	53,201	779
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.73	$10.37	$10.889	$11.204	$10.738	$10.103	
Value at end of period	$12.61	$11.73	$10.37	$10.889	$11.204	$10.738	
Number of accumulation units outstanding at end of period	9,124	11,019	77,971	67,498	45,064	32,691	
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$11.43	$9.21	$12.502	$13.895	$12.665	$12.467	
Value at end of period	$12.53	$11.43	$9.21	$12.502	$13.895	$12.665	
Number of accumulation units outstanding at end of period	21,558	23,686	29,195	29,098	9,566	10,293	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$14.56	$12.82	$13.767	$14.512	$14.910	$11.816	$10.945
Value at end of period	$15.73	$14.56	$12.82	$13.767	$14.512	$14.910	$11.816
Number of accumulation units outstanding at end of period	553,171	492,113	971,549	710,875	415,783	224,105	612
JANUS ASPEN FLEXIBLE BOND PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$13.96	$13.18	$11.987	$11.177	$10.566	$10.446	$10.457
Value at end of period	$14.45	$13.96	$13.18	$11.987	$11.177	$10.566	$10.446
Number of accumulation units outstanding at end of period	92,522	85,948	253,502	126,825	69,755	42,021	82
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 1999)							
Value at beginning of period	$10.24	$7.81	$10.678	$14.251	$16.753	$11.979	
Value at end of period	$10.66	$10.24	$7.81	$10.678	$14.251	$16.753	
Number of accumulation units outstanding at end of period	143,345	145,651	644,488	560,457	357,565	233,330	
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$10.75	$7.99	$11.137	$18.477	$27.222	$17.095	
Value at end of period	$12.92	$10.75	$7.99	$11.137	$18.477	$27.222	
Number of accumulation units outstanding at end of period	456,123	514,448	470,917	407,158	219,159	153,109	
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$9.94	$8.06	$10.862	$14.068	$16.757	$10.235	$9,630
Value at end of period	$10.37	$9.94	$8.06	$10.862	$14.068	$16.757	$10.235
Number of accumulation units outstanding at end of period	691,101	686,352	1,226,407	1,074,942	662,704	466,808	1,186
LORD ABBETT SERIES FUND - GROWTH AND INCOME							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$10.36	$9.03					
Value at end of period	$11.62	$10.36					
Number of accumulation units outstanding at end of period	796	796					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$10.46	$9.12					
Value at end of period	$12.91	$10.46					
Number of accumulation units outstanding at end of period	39,456	6,396					
OPPENHEIMER GLOBAL SECURITIES FUND/VA							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$16.02	$11.25	$14.519	$16.581	$15.849	$13.162	
Value at end of period	$19.01	$16.02	$11.25	$14.519	$16.581	$15.849	
Number of accumulation units outstanding at end of period	126,706	89,314	32,305	17,739	5,198	27	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
OPPENHEIMER STRATEGIC BOND FUND/VA							
(Funds were first received in this option during December 1998)							
Value at beginning of period	$13.66	$11.62	$10.865	$10.410	$10.188	$9.953	$9.975
Value at end of period	$14.78	$13.66	$11.62	$10.865	$10.410	$10.188	$9.953
Number of accumulation units outstanding at end of period	27,228	21,372	42,079	18,217	9,983	6,623	575
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$9.87	$8.82					
Value at end of period	$11.43	$9.87					
Number of accumulation units outstanding at end of period	3,128	2,081					
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during November 2004)							
Value at beginning of period	$10.37						
Value at end of period	$10.87						
Number of accumulation units outstanding at end of period	410						

CONDENSED FINANCIAL INFORMATION

TABLE VII
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.55%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$9.05	$7.03	$9.342	$12.245	$13.820	$10.908
Value at end of period	$9.60	$9.05	$7.03	$9.342	$12.245	$13.820
Number of accumulation units outstanding at end of period	9,071	12,055	13,895	10,960	12,515	48
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$7.98	$6.45	$7.677	$10.004	$11.773	$10.229
Value at end of period	$8.64	$7.98	$6.45	$7.677	$10.004	$11.773
Number of accumulation units outstanding at end of period	38,655	42,326	53,745	47,386	48,445	880
AIM V.I. GROWTH FUND						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$5.65	$4.33	$6.305	$9.590	$12.127	$10.242
Value at end of period	$6.08	$5.65	$4.33	$6.305	$9.590	$12.127
Number of accumulation units outstanding at end of period	18,988	19,241	19,026	13,383	12,592	990
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$7.36	$5.92	$8.534	$9.814	$11.562	$10.242
Value at end of period	$7.75	$7.36	$5.92	$8.534	$9.814	$11.562
Number of accumulation units outstanding at end of period	36,407	33,639	32,094	4,707	3,280	203
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$11.05	$9.31	$10.655	$11.513	$11.951	$11.207
Value at end of period	$11.89	$11.05	$9.31	$10.655	$11.513	$11.951
Number of accumulation units outstanding at end of period	10,433	10,936	10,774	12,083	11,184	13,438
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$10.83					
Value at end of period	$11.50					
Number of accumulation units outstanding at end of period	917					
EVERGREEN						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$16.77					
Value at end of period	$18.76					
Number of accumulation units outstanding at end of period	1,086					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$13.23	$10.35	$11.485	$13.160	$14.171	$12.452
Value at end of period	$15.19	$13.23	$10.35	$11.485	$13.160	$14.171
Number of accumulation units outstanding at end of period	241,304	224,548	192,813	108,307	123,644	119,841
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$11.49	$8.87	$10.737	$11.360	$10.535	$10.462
Value at end of period	$12.75	$11.49	$8.87	$10.737	$11.360	$10.535
Number of accumulation units outstanding at end of period	162,011	155,450	125,948	59,830	55,911	65,154
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$11.07	$8.38	$12.056	$14.721	$16.628	$14.192
Value at end of period	$11.38	$11.07	$8.38	$12.056	$14.721	$16.628
Number of accumulation units outstanding at end of period	241,508	248,666	225,787	133,395	151,952	129,223
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$9.55	$6.69	$8.444	$10.771	$13.389	$11.159
Value at end of period	$10.79	$9.55	$6.69	$8.444	$10.771	$13.389
Number of accumulation units outstanding at end of period	13,037	13,808	8,450	8,801	8,239	8,971
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during March 2002)						
Value at beginning of period	$12.24	$9.32	$10.88			
Value at end of period	$15.07	$12.24	$9.32			
Number of accumulation units outstanding at end of period	32,877	13,337	14,424			
ING AMERICAN CENTURY SELECT PORTFOLIO						
(Funds were first received in this option during July 2003)						
Value at beginning of period	$8.75	$7.70				
Value at end of period	$9.11	$8.75				
Number of accumulation units outstanding at end of period	3,225	2,231				
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during July 2003)						
Value at beginning of period	$12.92	$11.49				
Value at end of period	$14.14	$12.92				
Number of accumulation units outstanding at end of period	2,306	2,305				
ING AMERICAN CENTRUY SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$10.94	$8.12	$7.97			
Value at end of period	$13.21	$10.94	$8.12			
Number of accumulation units outstanding at end of period	2,259	2,154	280			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$11.58	$8.73	$8.69			
Value at end of period	$14.74	$11.58	$8.73			
Number of accumulation units outstanding at end of period	5,640	1,180	237			
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$9.40	$7.30	$8.965	$12.337	$15.427	$12.322
Value at end of period	$11.12	$9.40	$7.30	$8.965	$12.337	$15.427
Number of accumulation units outstanding at end of period	45,278	44,447	49,861	51,349	56,339	60,619
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2003)						
Value at beginning of period	$11.91	$10.33				
Value at end of period	$14.29	$11.91				
Number of accumulation units outstanding at end of period	707	56				
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$9.80	$7.69	$11.074	$14.799	$15.783	$12.844
Value at end of period	$11.00	$9.80	$7.69	$11.074	$14.799	$15.783
Number of accumulation units outstanding at end of period	54,131	55,856	72,512	80,210	81,825	51,669
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$12.03	$11.35				
Value at end of period	$13.30	$12.03				
Number of accumulation units outstanding at end of period	16,880	3,682				
ING OPCAP BALANCED VALUE PORTFOLIO						
(Funds were first received in this option during July 2003)						
Value at beginning of period	$12.58	$11.37				
Value at end of period	$13.80	$12.58				
Number of accumulation units outstanding at end of period	836	110				
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$11.14	$10.77	$10.09			
Value at end of period	$11.56	$11.14	$10.77			
Number of accumulation units outstanding at end of period	13,155	13,853	9,002			
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$7.68	$5.59	$8.692	$11.686	$16.499	$12.327
Value at end of period	$8.39	$7.68	$5.59	$8.692	$11.686	$16.499
Number of accumulation units outstanding at end of period	75,108	76,488	82,819	91,406	101,007	103,358

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$16.78	$12.97				
Value at end of period	$18.10	$16.78				
Number of accumulation units outstanding at end of period	1,372	622				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during June 2003)						
Value at beginning of period	$7.27	$6.25				
Value at end of period	$7.85	$7.27				
Number of accumulation units outstanding at end of period	2,690	644				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$13.01	$11.89				
Value at end of period	$14.87	$13.01				
Number of accumulation units outstanding at end of period	6,155	1,731				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$11.85	$9.10	$11.933	$13.364	$13.443	$11.814
Value at end of period	$12.97	$11.85	$9.10	$11.933	$13.364	$13.443
Number of accumulation units outstanding at end of period	61,267	59,254	54,557	29,886	31,733	26,870
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$9.05	$7.28	$9.746	$12.387	$13.040	$11.303
Value at end of period	$10.33	$9.05	$7.28	$9.746	$12.387	$13.040
Number of accumulation units outstanding at end of period	39,465	$43,067	47,304	46,783	48,216	54,854
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during September 2002)						
Value at beginning of period	$10.76	$8.35	$8.12			
Value at end of period	$12.50	$10.76	$8.35			
Number of accumulation units outstanding at end of period	11,574	143	142			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Funds were first received in this option during October 2003)						
Value at beginning of period	$30.04	$28.23				
Value at end of period	$33.04	$30.04				
Number of accumulation units outstanding at end of period	378	379				
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$11.97	$10.12	$11.348	$11.912	$12.045	$11.266
Value at end of period	$13.02	$11.97	$10.12	$11.348	$11.912	$12.045
Number of accumulation units outstanding at end of period	166,906	171,664	182,935	179,400	197,183	237,142

	2004	2003	2002	2001	2000	1999
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during July 2000)						
Value at beginning of period	$3.79	$2.62	$4.487	$5.857	$10.445	
Value at end of period	$3.72	$3.79	$2.62	$4.487	$5.857	
Number of accumulation units outstanding at end of period	66,808	76,442	32,441	14,659	5,915	
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$7.96	$6.35	$8.513	$10.490	$11.847	$10.922
Value at end of period	$8.58	$7.96	$6.35	$8.513	$10.490	$11.847
Number of accumulation units outstanding at end of period	555,941	655,875	739,043	928,095	1,009,352	1,191,861
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$8.95	$6.91	$9.773	$13.474	$15.387	$12.980
Value at end of period	$9.55	$8.95	$6.91	$9.773	$13.474	$15.387
Number of accumulation units outstanding at end of period	17,616	16,868	16,786	20,045	22,758	12,695
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$10.58	$8.44	$10.811	$12.585	$13.968	$12.633
Value at end of period	$11.64	$10.58	$8.44	$10.811	$12.585	$13.968
Number of accumulation units outstanding at end of period	223,077	239,180	219,826	144,313	134,831	107,027
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$17.38	$13.19	$15.092	$15.379	$12.896	$11.478
Value at end of period	$20.15	$17.38	$13.19	$15.092	$15.379	$12.896
Number of accumulation units outstanding at end of period	94,686	81,313	64,816	15,015	7,716	60
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$13.20	$9.75	$11.290	$10.898	$10.150	$9.235
Value at end of period	$16.02	$13.20	$9.75	$11.290	$10.022	$10.150
Number of accumulation units outstanding at end of period	36,943	30,179	16,913	3,235	0	70
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$13.94	$13.19	$12.240	$11.318	$10.380	$10.419
Value at end of period	$14.54	$13.94	$13.19	$12.240	$11.318	$10.380
Number of accumulation units outstanding at end of period	80,640	83,138	112,073	48,531	34,829	31,523
ING VP INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$8.27	$6.29	$8.632	$11.403	$14.391	$11.236
Value at end of period	$9.63	$8.27	$6.29	$8.632	$11.403	$14.391
Number of accumulation units outstanding at end of period	2,142	2,237	1,444	723	824	59

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during March 2002)						
Value at beginning of period	$10.41	$8.06	$9.49			
Value at end of period	$12.16	$10.41	$8.06			
Number of accumulation units outstanding at end of period	25,882	22,632	20,120			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during March 2002)						
Value at beginning of period	$9.50	$6.99	$8.92			
Value at end of period	$10.53	$9.50	$6.99			
Number of accumulation units outstanding at end of period	15,350	8,675	7,045			
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$11.93	$11.89	$11.767	$11.383	$10.760	$10.669
Value at end of period	$11.99	$11.93	$11.89	$11.767	$11.383	$10.760
Number of accumulation units outstanding at end of period	161,940	156,245	151,212	38,644	48,060	67,587
ING VP NATURAL RESOURCES TRUST						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$10.88	$8.38	$8.605	$10.293	$8.744	$8.255
Value at end of period	$12.19	$10.88	$8.38	$8.605	$10.293	$8.744
Number of accumulation units outstanding at end of period	4,652	2,605	2,826	2,563	3,526	4,257
ING VP REAL ESTATE PORTFOLIO						
(Funds were first received in this option during November 2004)						
Value at beginning of period	$12.51					
Value at end of period	$13.95					
Number of accumulation units outstanding at end of period	545					
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$13.67	$10.00	$13.100	$12.666	$11.933	$9.996
Value at end of period	$15.56	$13.67	$10.00	$13.100	$12.666	$11.933
Number of accumulation units outstanding at end of period	57,477	54,596	50,291	23,551	21,331	17,509
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during February 2002)						
Value at beginning of period	$6.94	$5.03	$8.02			
Value at end of period	$7.60	$6.94	$5.03			
Number of accumulation units outstanding at end of period	354,764	324,055	263,319			
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$10.60	$8.92	$9.916	$10.721	$10.735	$10.032
Value at end of period	$11.62	$10.60	$8.92	$9.916	$10.721	$10.735
Number of accumulation units outstanding at end of period	10,492	3,980	3,741	2,933	3,859	3,809

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$9.97	$8.06	$9.402	$10.688	$10.819	$9.864
Value at end of period	$11.11	$9.97	$8.06	$9.402	$10.688	$10.819
Number of accumulation units outstanding at end of period	2,406	2,414	3,617	3,470	3,343	3,650
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$11.67	$10.32	$10.850	$11.175	$10.721	$10.273
Value at end of period	$12.53	$11.67	$10.32	$10.850	$11.175	$10.721
Number of accumulation units outstanding at end of period	11,351	12,107	15,975	13,869	19,312	22,643
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$11.36	$9.17	$12.457	$13.858	$12.645	$11.893
Value at end of period	$12.45	$11.36	$9.17	$12.457	$13.858	$12.645
Number of accumulation units outstanding at end of period	186,341	176,455	152,852	28,687	21,968	20,593
JANUS ASPEN BALANCED PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$14.48	$12.76	$13.717	$14.474	$14.886	$13.489
Value at end of period	$15.62	$14.48	$12.76	$13.717	$14.474	$14.886
Number of accumulation units outstanding at end of period	474,299	463,652	413,816	154,190	153,749	104,837
JANUS ASPEN FLEXIBLE BOND PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$13.89	$13.12	$11.944	$11.148	$10.549	$10.380
Value at end of period	$14.36	$13.89	$13.12	$11.944	$11.148	$10.549
Number of accumulation units outstanding at end of period	65,116	66,481	90,518	32,870	28,828	27,998
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$10.19	$7.78	$10.639	$14.214	$16.726	$14.336
Value at end of period	$10.59	$10.19	$7.78	$10.639	$14.214	$16.726
Number of accumulation units outstanding at end of period	62,610	67,480	83,390	88,297	95,335	74,827
JANUS ASPEN MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$10.69	$7.95	$11.097	$18.429	$27.178	$19.683
Value at end of period	$12.83	$10.69	$7.95	$11.097	$18.429	$27.178
Number of accumulation units outstanding at end of period	113,096	132,200	147,507	161,688	169,466	112,798
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$9.89	$8.02	$10.823	$14.031	$16.730	$12.638
Value at end of period	$10.30	$9.89	$8.02	$10.823	$14.031	$16.730
Number of accumulation units outstanding at end of period	163,287	185,757	202,077	190,559	213,103	177,086

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during March 2002)						
Value at beginning of period	$10.34	$7.93	$10.12			
Value at end of period	$11.58	$10.34	$7.93			
Number of accumulation units outstanding at end of period	200,110	153,707	113,866			
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during February 2002)						
Value at beginning of period	$10.43	$8.41	$9.00			
Value at end of period	$12.87	$10.43	$8.41			
Number of accumulation units outstanding at end of period	122,933	107,161	85,687			
NEW PERSPECTIVE FUND®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.98					
Value at end of period	$11.37					
Number of accumulation units outstanding at end of period	431					
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$25.11					
Value at end of period	$29.69					
Number of accumulation units outstanding at end of period	644					
OPPENHEIMER GLOBAL SECURITIES FUND/VA						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$15.93	$11.20	$14.467	$16.538	$15.823	$12.055
Value at end of period	$18.88	$15.93	$11.20	$14.467	$16.538	$15.823
Number of accumulation units outstanding at end of period	197,893	170,279	146,975	11,434	13,257	371
OPPENHEIMER STRATEGIC BOND FUND/VA						
(Funds were first received in this option during March 2001 and November 1999)						
Value at beginning of period	$13.58	$11.57	$10.826	$10.793	$10.172	$9.997
Value at end of period	$14.68	$13.58	$11.57	$10.826	$10.239	$10.172
Number of accumulation units outstanding at end of period	24,357	20,162	14,818	729	0	1,233
PAX WORLD BALANCED FUND, INC.						
(Funds were first received in this option during December 2004)						
Value at beginning of period	$10.71					
Value at end of period	$10.89					
Number of accumulation units outstanding at end of period	559					
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during February 2002)						
Value at beginning of period	$9.84	$8.07	$9.44			
Value at end of period	$11.39	$9.84	$8.07			
Number of accumulation units outstanding at end of period	57,716	49,078	41,355			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
PIONEER FUND VCT PORTFOLIO						
(Funds were first received in this option during March 2002)						
Value at beginning of period	$9.37	$7.61	$9.84			
Value at end of period	$10.36	$9.37	$7.61			
Number of accumulation units outstanding at end of period	2,216	1,945	836			
PIONEER MID CAP VALUE VCT PORTFOLIO						
(Funds were first received in this option during March 2002)						
Value at beginning of period	$12.06	$8.82	$10.30			
Value at end of period	$14.65	$12.06	$8.82			
Number of accumulation units outstanding at end of period	20,278	10,939	5,115			
TEMPLETON GLOBAL BOND FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$15.88					
Value at end of period	$17.55					
Number of accumulation units outstanding at end of period	458					
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$9.96					
Value at end of period	$10.87					
Number of accumulation units outstanding at end of period	12,419					
WANGER U.S. SMALLER COMPANIES						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$10.35					
Value at end of period	$11.63					
Number of accumulation units outstanding at end of period	342					
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$10.07					
Value at end of period	$10.87					
Number of accumulation units outstanding at end of period	12,557					

CONDENSED FINANCIAL INFORMATION

TABLE VIII
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$9.03	$7.02	$9.330	$12.235	$13.036
Value at end of period	$10.35	$9.03	$7.02	$9.330	$12.235
Number of accumulation units outstanding at end of period	16,659	16,906	11,934	5,426	32
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$7.96	$6.43	$7.667	$9.996	$10.403
Value at end of period	$11.02	$7.96	$6.43	$7.667	$9.996
Number of accumulation units outstanding at end of period	56,091	73,389	70,527	38,497	84
AIM V.I. GROWTH FUND					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$5.64	$4.32	$6.297	$9.160	
Value at end of period	$9.12	$5.64	$4.32	$6.297	
Number of accumulation units outstanding at end of period	13,198	17,757	9,744	4,758	
AIM V.I. PREMIER EQUITY FUND					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$7.35	$5.91	$8.523	$9.806	$9.839
Value at end of period	$8.98	$7.35	$5.91	$8.523	$9.806
Number of accumulation units outstanding at end of period	18,467	21,665	16,330	3,593	5
CALVERT SOCIAL BALANCED PORTFOLIO					
(Funds were first received in this option during July 2001)					
Value at beginning of period	$11.02	$9.29	$10.636	$11.035	
Value at end of period	$11.85	$11.02	$9.29	$10.636	
Number of accumulation units outstanding at end of period	16,312	12,992	10,572	8,855	
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$10.37				
Value at end of period	$11.50				
Number of accumulation units outstanding at end of period	700				
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during December 2004)					
Value at beginning of period	$18.28				
Value at end of period	$18.72				
Number of accumulation units outstanding at end of period	336				

CFI - 43

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$13.19	$10.33	$11.465	$12.621	
Value at end of period	$15.14	$13.19	$10.33	$11.465	
Number of accumulation units outstanding at end of period	702,963	578,035	456,743	266,409	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$11.46	$8.85	$10.718	$11.454	
Value at end of period	$12.71	$11.46	$8.85	$10.718	
Number of accumulation units outstanding at end of period	825,795	639,168	487,673	292,699	
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$11.04	$8.36	$12.034	$14.702	$15.283
Value at end of period	$11.35	$11.04	$8.36	$12.034	$14.702
Number of accumulation units outstanding at end of period	552,845	555,652	505,859	344,985	11
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$9.52	$6.68	$8.429	$10.096	
Value at end of period	$12.09	$9.52	$6.68	$8.429	
Number of accumulation units outstanding at end of period	66,264	53,560	24,366	10,450	
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$12.23	$9.31	$11.46		
Value at end of period	$15.04	$12.23	$9.31		
Number of accumulation units outstanding at end of period	36,672	4,495	2,850		
ING AMERICAN CENTURY SELECT PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$8.74	$6.61			
Value at end of period	$9.10	$8.74			
Number of accumulation units outstanding at end of period	4,051	1,738			
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$12.91	$9.89	$10.00		
Value at end of period	$14.12	$12.91	$9.89		
Number of accumulation units outstanding at end of period	5,856	3,472	735		
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$10.93	$8.12	$7.96		
Value at end of period	$13.19	$10.93	$8.12		
Number of accumulation units outstanding at end of period	4,113	665	385		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2003)					
Value at beginning of period	$11.57	$9.65			
Value at end of period	$14.72	$11.57			
Number of accumulation units outstanding at end of period	16,444	1,713			
ING FUNDAMENTAL RESEARCH PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$7.91	$6.25	$6.47		
Value at end of period	$8.65	$7.91	$6.25		
Number of accumulation units outstanding at end of period	1,766	1,512	1,052		
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$10.23	$8.32	$8.72		
Value at end of period	$11.06	$10.23	$8.32		
Number of accumulation units outstanding at end of period	5,979	1,566	779		
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$9.38	$7.29	$8.949	$11.980	
Value at end of period	$11.16	$9.38	$7.29	$8.949	
Number of accumulation units outstanding at end of period	219,101	188,556	166,958	119,266	
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$11.90	$9.21	$9.22		
Value at end of period	$14.27	$11.90	$9.21		
Number of accumulation units outstanding at end of period	6,378	1,074	18		
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$9.77	$7.67	$11.054	$14.780	$15.104
Value at end of period	$10.96	$9.77	$7.67	$11.054	$14.780
Number of accumulation units outstanding at end of period	103,895	110,101	111,920	82,017	18
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during October 2003)					
Value at beginning of period	$12.03	$11.43			
Value at end of period	$13.29	$12.03			
Number of accumulation units outstanding at end of period	11,788	935			
ING OPCAP BALANCED VALUE PORTFOLIO					
(Funds were first received in this option during May 2003)					
Value at beginning of period	$12.57	$10.82			
Value at end of period	$13.78	$12.57			
Number of accumulation units outstanding at end of period	5,634	2,770			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during January 2004)					
Value at beginning of period	$11.48				
Value at end of period	$12.52				
Number of accumulation units outstanding at end of period	1,417				
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$11.13	$10.76	$10.00		
Value at end of period	$11.55	$11.13	$10.76		
Number of accumulation units outstanding at end of period	32,493	21,807	15,367		
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$7.66	$5.58	$8.676	$12.821	
Value at end of period	$9.69	$7.66	$5.58	$8.676	
Number of accumulation units outstanding at end of period	409,067	493,973	408,520	354,090	
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$16.76	$11.99	$11.65		
Value at end of period	$18.07	$16.76	$11.99		
Number of accumulation units outstanding at end of period	2,690	2,354	77		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$7.27	$5.06	$5.36		
Value at end of period	$7.84	$7.27	$5.06		
Number of accumulation units outstanding at end of period	11,130	17,547	14		
ING T. ROW PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during September 2003)					
Value at beginning of period	$13.01	$11.79			
Value at end of period	$14.86	$13.01			
Number of accumulation units outstanding at end of period	3,666	577			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$11.82	$9.08	$11.911	$13.566	
Value at end of period	$12.93	$11.82	$9.08	$11.911	
Number of accumulation units outstanding at end of period	329,385	254,412	195,228	151,126	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$9.02	$7.26	$9.729	$12.638	
Value at end of period	$10.41	$9.02	$7.26	$9.729	
Number of accumulation units outstanding at end of period	178,525	175,941	184,641	123,118	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$10.75	$8.34	$8.18		
Value at end of period	$12.48	$10.75	$8.34		
Number of accumulation units outstanding at end of period	14,256	3,399	1,949		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$30.00	$23.76	$24.53		
Value at end of period	$32.99	$30.00	$23.76		
Number of accumulation units outstanding at end of period	920	743	290		
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$11.93	$10.10	$11.327	$12.058	
Value at end of period	$12.98	$11.93	$10.10	$11.327	
Number of accumulation units outstanding at end of period	839,644	713,922	666,708	618,049	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$3.78	$2.62	$4.483	$6.538	
Value at end of period	$8.77	$3.78	$2.62	$4.483	
Number of accumulation units outstanding at end of period	95,262	245,026	174,362	6,940	
ING VP GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$7.94	$6.34	$8.497	$10.163	
Value at end of period	$9.62	$7.94	$6.34	$8.497	
Number of accumulation units outstanding at end of period	2,284,441	2,670,006	2,807,208	1,639,326	
ING VP GROWTH PORTFOLIO					
(Funds were first received in this option during December 2000)					
Value at beginning of period	$8.93	$6.89	$9.755	$13.456	$14.825
Value at end of period	$9.51	$8.93	$6.89	$9.755	$13.456
Number of accumulation units outstanding at end of period	54,681	55,610	53,349	4,506	1
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during December 2000)					
Value at beginning of period	$10.55	$8.42	$10.792	$12.569	$12.787
Value at end of period	$11.60	$10.55	$8.42	$10.792	$12.569
Number of accumulation units outstanding at end of period	325,584	270,330	221,565	72,836	2
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$17.33	$13.16	$15.065	$15.183	
Value at end of period	$20.08	$17.33	$13.16	$15.065	
Number of accumulation units outstanding at end of period	417,849	302,362	218,102	70,046	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$13.16	$9.72	$11.270	$11.130	
Value at end of period	$15.97	$13.16	$9.72	$11.270	
Number of accumulation units outstanding at end of period	228,857	145,109	82,105	3,181	
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$13.90	$13.16	$12.218	$11.539	
Value at end of period	$14.49	$13.90	$13.16	$12.218	
Number of accumulation units outstanding at end of period	389,306	365,592	378,990	128,150	
ING VP INTERNATIONAL EQUITY PORTFOLIO					
(Funds were first received in this option during August 2001)					
Value at beginning of period	$8.24	$6.28	$8.616	$9.095	
Value at end of period	$10.94	$8.24	$6.28	$8.616	
Number of accumulation units outstanding at end of period	43,987	23,258	12,082	905	
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$10.40	$7.55			
Value at end of period	$12.13	$10.40			
Number of accumulation units outstanding at end of period	11,160	241			
ING VP MAGNACAP PORTFOLIO					
(Funds were first received in this option during June 2003)					
Value at beginning of period	$8.93	$7.92			
Value at end of period	$9.68	$8.93			
Number of accumulation units outstanding at end of period	125	57			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$9.48	$6.98	$7.52		
Value at end of period	$11.43	$9.48	$6.98		
Number of accumulation units outstanding at end of period	2,965	3,294	99		
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$11.90	$11.86	$11.745	$11.396	
Value at end of period	$11.95	$11.90	$11.86	$11.745	
Number of accumulation units outstanding at end of period	89,013	110,222	109,591	37,494	
ING VP NATURAL RESOURCES TRUST					
(Funds were first received in this option during July 2001)					
Value at beginning of period	$10.85	$8.36	$8.590	$8.529	
Value at end of period	$14.15	$10.85	$8.36	$8.590	
Number of accumulation units outstanding at end of period	23,481	12,470	12,408	8,578	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$13.64	$9.98	$13.076	$12.779	
Value at end of period	$15.50	$13.64	$9.98	$13.076	
Number of accumulation units outstanding at end of period	274,222	199,373	148,833	36,305	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$6.93	$5.03	$5.42		
Value at end of period	$8.08	$6.93	$5.03		
Number of accumulation units outstanding at end of period	5,797	3,497	139		
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$10.57	$8.90	$9.898	$10.501	
Value at end of period	$11.58	$10.57	$8.90	$9.898	
Number of accumulation units outstanding at end of period	32,687	12,588	2,506	887	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$9.94	$8.05	$9.385	$10.376	
Value at end of period	$11.41	$9.94	$8.05	$9.385	
Number of accumulation units outstanding at end of period	32,265	5,823	6,441	789	
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$11.63	$10.30	$10.830	$11.137	
Value at end of period	$12.49	$11.63	$10.30	$10.830	
Number of accumulation units outstanding at end of period	9,644	6,035	5,239	19	
ING VP VALUE OPPORTUNITY PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$11.33	$9.15	$12.434	$14.318	
Value at end of period	$12.41	$11.33	$9.15	$12.434	
Number of accumulation units outstanding at end of period	166,605	168,525	144,214	65,724	
JANUS ASPEN BALANCED PORTFOLIO					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$14.44	$12.73	$13.692	$14.455	$14.284
Value at end of period	$15.57	$14.44	$12.73	$13.692	$14.455
Number of accumulation units outstanding at end of period	541,868	539,472	470,155	289,819	55
JANUS ASPEN FLEXIBLE BOND PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$13.85	$13.09	$11.922	$11.340	
Value at end of period	$14.31	$13.85	$13.09	$11.922	
Number of accumulation units outstanding at end of period	105,125	106,724	111,346	55,975	

CFI - 49

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2001)					
Value at beginning of period	$10.16	$7.76	$10.620	$15.428	
Value at end of period	$10.55	$10.16	$7.76	$10.620	
Number of accumulation units outstanding at end of period	381,882	405,618	380,179	260,338	
JANUS ASPEN MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$10.66	$7.93	$11.077	$18.405	$19.660
Value at end of period	$12.79	$10.66	$7.93	$11.077	$18.405
Number of accumulation units outstanding at end of period	789,108	835,147	808,469	446,282	6
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO					
(Funds were first received in this option during November 2000)					
Value at beginning of period	$9.86	$8.00	$10.803	$14.013	$14.508
Value at end of period	$10.27	$9.86	$8.00	$10.803	$14.013
Number of accumulation units outstanding at end of period	790,820	877,171	899,867	697,544	20
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$10.33	$7.93	$9.62		
Value at end of period	$11.85	$10.33	$7.93		
Number of accumulation units outstanding at end of period	46,853	23,650	13,372		
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$10.42	$8.40	$9.77		
Value at end of period	$14.20	$10.42	$8.40		
Number of accumulation units outstanding at end of period	28,499	9,838	5,263		
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during October 2004)					
Value at beginning of period	$25.13				
Value at end of period	$29.63				
Number of accumulation units outstanding at end of period	309				
OPPENHEIMER GLOBAL SECURITIES FUND/VA					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$15.89	$11.18	$14.441	$16.648	
Value at end of period	$18.82	$15.89	$11.18	$14.441	
Number of accumulation units outstanding at end of period	479,993	347,227	201,231	71,247	
OPPENHEIMER STRATEGIC BOND FUND/VA					
(Funds were first received in this option during March 2001)					
Value at beginning of period	$13.55	$11.54	$10.806	$10.611	
Value at end of period	$14.63	$13.55	$11.54	$10.806	
Number of accumulation units outstanding at end of period	61,422	27,232	15,793	1,420	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.05				
Value at end of period	$10.83				
Number of accumulation units outstanding at end of period	277				
PIONEER EQUITY INCOME VCT PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$9.83	$7.78			
Value at end of period	$11.57	$9.83			
Number of accumulation units outstanding at end of period	7,715	1,664			
PIONEER FUND VCT PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$9.35	$7.36			
Value at end of period	$9.67	$9.35			
Number of accumulation units outstanding at end of period	0	325			
PIONEER MID CAP VALUE VCT PORTFOLIO					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$12.05	$9.01			
Value at end of period	$14.69	$12.05			
Number of accumulation units outstanding at end of period	18,483	3,316			
TEMPLETON GLOBAL BOND FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$15.11				
Value at end of period	$17.52				
Number of accumulation units outstanding at end of period	982				
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.07				
Value at end of period	$10.86				
Number of accumulation units outstanding at end of period	13,838				
WASHINGTON MUTUAL INVESTORS FUNDSM					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$9.87				
Value at end of period	$10.86				
Number of accumulation units outstanding at end of period	8,442				

CONDENSED FINANCIAL INFORMATION

TABLE IX
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.65%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during February 2000)						
Value at beginning of period	$9.01	$7.00	$9.317	$12.224	$14.959	
Value at end of period	$9.55	$9.01	$7.00	$9.317	$12.224	
Number of accumulation units outstanding at end of period	8,139	5,328	3,966	3,349	1,699	
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during November 1999)						
Value at beginning of period	$7.94	$6.42	$7.657	$9.987	$11.764	$10.785
Value at end of period	$8.59	$7.94	$6.42	$7.657	$9.987	$11.764
Number of accumulation units outstanding at end of period	4,680	3,382	3,727	2,707	1,781	17
AIM V.I. GROWTH FUND						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$5.62	$4.31	$6.288	$9.574	$12.119	$10.100
Value at end of period	$6.05	$5.62	$4.31	$6.288	$9.574	$12.119
Number of accumulation units outstanding at end of period	11,708	7,603	5,188	4,471	3,182	1,728
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$7.33	$5.90	$8.511	$9.798	$11.554	$10.194
Value at end of period	$7.70	$7.33	$5.90	$8.511	$9.798	$11.554
Number of accumulation units outstanding at end of period	12,647	7,447	4,055	3,470	2,325	733
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$10.99	$9.27	$10.617	$11.483	$11.932	$11.067
Value at end of period	$11.82	$10.99	$9.27	$10.617	$11.483	$11.932
Number of accumulation units outstanding at end of period	14,260	8,298	6,111	4,910	4,099	3,322
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$16.71					
Value at end of period	$18.68					
Number of accumulation units outstanding at end of period	156					
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$13.15	$10.31	$11.444	$13.126	$14.148	$12.698
Value at end of period	$15.09	$13.15	$10.31	$11.444	$13.126	$14.148
Number of accumulation units outstanding at end of period	139,633	94,553	270,820	275,047	277,303	276,641

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$11.43	$8.83	$10.698	$11.330	$10.518	$10.691
Value at end of period	$12.67	$11.43	$8.83	$10.698	$11.330	$10.518
Number of accumulation units outstanding at end of period	69,693	44,084	139,155	126,487	107,997	123,332
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$11.01	$8.34	$12.012	$14.683	$16.601	$13.816
Value at end of period	$11.31	$11.01	$8.34	$12.012	$14.683	$16.601
Number of accumulation units outstanding at end of period	147,326	121,964	327,266	331,028	331,653	309,124
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$9.49	$6.66	$8.414	$10.743	$13.367	$10.023
Value at end of period	$10.72	$9.49	$6.66	$8.414	$10.743	$13.367
Number of accumulation units outstanding at end of period	28,070	15,332	28,329	23,263	17,889	15,589
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during April 2002)						
Value at beginning of period	$12.21	$9.30	$11.65			
Value at end of period	$15.02	$12.21	$9.30			
Number of accumulation units outstanding at end of period	21,696	11,901	1,749			
ING AMERICAN CENTURY SELECT PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$8.73	$7.84				
Value at end of period	$9.08	$8.73				
Number of accumulation units outstanding at end of period	2,914	592				
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$10.92	$10.01				
Value at end of period	$13.17	$10.92				
Number of accumulation units outstanding at end of period	3,960	2,084				
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$12.89	$11.47				
Value at end of period	$14.10	$12.89				
Number of accumulation units outstanding at end of period	3,124	1,436				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$11.56	$10.05				
Value at end of period	$14.70	$11.56				
Number of accumulation units outstanding at end of period	17,254	8,963				
ING FUNDAMENTAL RESEARCH PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$7.90	$7.12				
Value at end of period	$8.63	$7.90				
Number of accumulation units outstanding at end of period	585	117				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$10.22	$9.29				
Value at end of period	$11.04	$10.22				
Number of accumulation units outstanding at end of period	1,441	352				
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$9.35	$7.27	$8.933	$12.305	$15.403	$10.375
Value at end of period	$11.04	$9.35	$7.27	$8.933	$12.305	$15.403
Number of accumulation units outstanding at end of period	16,469	9,714	26,794	25,877	27,469	24,792
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$11.89	$10.85				
Value at end of period	$14.25	$11.89				
Number of accumulation units outstanding at end of period	2,590	568				
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$9.74	$7.66	$11.034	$14.761	$15.758	$12.653
Value at end of period	$10.93	$9.74	$7.66	$11.034	$14.761	$15.758
Number of accumulation units outstanding at end of period	23,225	24,938	22,923	22,070	19,493	14,720
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$12.03	$11.20				
Value at end of period	$13.28	$12.03				
Number of accumulation units outstanding at end of period	4,965	2,253				
ING OPCAP BALANCED VALUE PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$12.55	$11.50				
Value at end of period	$13.76	$12.55				
Number of accumulation units outstanding at end of period	3,882	640				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$10.94	$9.53				
Value at end of period	$12.50	$10.94				
Number of accumulation units outstanding at end of period	842	184				
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$11.12	$10.86				
Value at end of period	$11.53	$11.12				
Number of accumulation units outstanding at end of period	51,419	13,179				
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$7.64	$5.57	$8.660	$11.655	$16.472	$10.880
Value at end of period	$8.33	$7.64	$5.57	$8.660	$11.655	$16.472
Number of accumulation units outstanding at end of period	49,435	40,780	116,847	110,098	116,509	109,678
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$16.74	$15.42				
Value at end of period	$18.04	$16.74				
Number of accumulation units outstanding at end of period	1,792	332				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$7.26	$6.02				
Value at end of period	$7.83	$7.26				
Number of accumulation units outstanding at end of period	25,815	4,685				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$13.01	$11.63				
Value at end of period	$14.85	$13.01				
Number of accumulation units outstanding at end of period	5,455	2,562				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$11.79	$9.06	$11.890	$13.329	$13.421	$11.742
Value at end of period	$12.88	$11.79	$9.06	$11.890	$13.329	$13.421
Number of accumulation units outstanding at end of period	73,938	47,933	20,648	16,816	14,592	17,657
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$9.00	$7.25	$9.711	$12.355	$13.019	$11.075
Value at end of period	$10.26	$9.00	$7.25	$9.711	$12.355	$13.019
Number of accumulation units outstanding at end of period	73,274	67,671	95,320	100,082	96,006	89,183

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$10.75	$9.80				
Value at end of period	$12.46	$10.75				
Number of accumulation units outstanding at end of period	1,847	390				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$29.97	$28.03				
Value at end of period	$32.94	$29.97				
Number of accumulation units outstanding at end of period	70	27				
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$11.90	$10.08	$11.307	$11.881	$12.026	$11.183
Value at end of period	$12.94	$11.90	$10.08	$11.307	$11.881	$12.026
Number of accumulation units outstanding at end of period	82,473	70,493	105,474	123,203	118,492	119,529
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during September 2002)						
Value at beginning of period	$3.78	$2.61	$2.68			
Value at end of period	$3.70	$3.78	$2.61			
Number of accumulation units outstanding at end of period	30,326	11,822	4,005			
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$7.92	$6.32	$8.482	$10.463	$11.828	$10.867
Value at end of period	$8.53	$7.92	$6.32	$8.482	$10.463	$11.828
Number of accumulation units outstanding at end of period	319,937	322,236	388,659	445,025	448,612	479,213
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$8.90	$6.87	$9.738	$13.439	$15.362	$12.835
Value at end of period	$9.48	$8.90	$6.87	$9.738	$13.439	$15.362
Number of accumulation units outstanding at end of period	27,074	24,605	20,271	20,761	20,847	17,762
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$10.53	$8.40	$10.772	$12.553	$13.946	$12.586
Value at end of period	$11.56	$10.53	$8.40	$10.772	$12.553	$13.946
Number of accumulation units outstanding at end of period	88,982	62,412	254,911	232,973	214,858	198,941
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$17.28	$13.13	$15.038	$15.339	$12.875	$11.204
Value at end of period	$20.02	$17.28	$13.13	$15.038	$15.339	$12.875
Number of accumulation units outstanding at end of period	101,889	59,842	26,984	12,404	7,546	5,592

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$13.12	$9.70	$11.249	$11.057	$10.134	$8.416
Value at end of period	$15.91	$13.12	$9.70	$11.249	$11.057	$10.134
Number of accumulation units outstanding at end of period	31,742	27,777	79,252	60,052	44,026	40,166
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$13.86	$13.13	$12.196	$11.289	$10.363	$10.594
Value at end of period	$14.45	$13.86	$13.13	$12.196	$11.289	$10.363
Number of accumulation units outstanding at end of period	139,709	118,161	215,827	162,516	115,114	113,547
ING VP INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$8.22	$6.27	$8.601	$11.373	$14.367	$11.021
Value at end of period	$9.57	$8.22	$6.27	$8.601	$11.373	$14.367
Number of accumulation units outstanding at end of period	6,968	3,408	2,482	1,683	1,360	405
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$10.38	$8.60				
Value at end of period	$12.11	$10.38				
Number of accumulation units outstanding at end of period	23,580	11,681				
ING VP MAGNACAP PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$8.92	$7.85				
Value at end of period	$9.67	$8.92				
Number of accumulation units outstanding at end of period	227	28				
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$9.47	$8.67				
Value at end of period	$10.50	$9.47				
Number of accumulation units outstanding at end of period	2,003	101				
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$11.87	$11.84	$11.724	$11.354	$10.742	$10.407
Value at end of period	$11.91	$11.87	$11.84	$11.724	$11.354	$10.742
Number of accumulation units outstanding at end of period	127,471	52,087	360,337	319,092	220,271	249,862
ING VP NATURAL RESOURCES TRUST						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$10.82	$8.34	$8.574	$10.266	$8.729	$8.125
Value at end of period	$12.11	$10.82	$8.34	$8.574	$10.266	$8.729
Number of accumulation units outstanding at end of period	138	90	1,137	1,128	1,116	2,246

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP REAL ESTATE PORTFOLIO						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$12.05					
Value at end of period	$13.94					
Number of accumulation units outstanding at end of period	65					
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$13.60	$9.96	$13.052	$12.633	$11.914	$9.740
Value at end of period	$15.45	$13.60	$9.96	$13.052	$12.633	$11.914
Number of accumulation units outstanding at end of period	41,749	28,666	19,390	14,063	14,681	8,502
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during April 2002)						
Value at beginning of period	$6.92	$5.03	$7.84			
Value at end of period	$7.58	$6.92	$5.03			
Number of accumulation units outstanding at end of period	9,229	12,373	2,452			
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$10.54	$8.88	$9.880	$10.693	$10.718	$9.799
Value at end of period	$11.54	$10.54	$8.88	$9.880	$10.693	$10.718
Number of accumulation units outstanding at end of period	116,260	102,180	100,042	88,214	98,179	90,629
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$9.92	$8.03	$9.368	$10.660	$10.802	$9.484
Value at end of period	$11.04	$9.92	$8.03	$9.368	$10.660	$10.802
Number of accumulation units outstanding at end of period	314,739	281,343	257,890	251,064	216,680	184,741
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$11.60	$10.27	$10.811	$11.146	$10.704	$10.114
Value at end of period	$12.45	$11.60	$10.27	$10.811	$11.146	$10.704
Number of accumulation units outstanding at end of period	8,025	5,924	46,947	68,036	59,748	62,233
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$11.30	$9.13	$12.412	$13.822	$12.625	$11.196
Value at end of period	$12.37	$11.30	$9.13	$12.412	$13.822	$12.625
Number of accumulation units outstanding at end of period	15,981	19,361	82,910	93,825	68,866	69,481
JANUS ASPEN BALANCED PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$14.39	$12.70	$13.668	$14.436	$14.862	$13.502
Value at end of period	$15.52	$14.39	$12.70	$13.668	$14.436	$14.862
Number of accumulation units outstanding at end of period	58,434	40,977	258,351	278,332	265,161	251,840

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
JANUS ASPEN FLEXIBLE BOND PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$13.81	$13.06	$11.901	$11.119	$10.532	$10.622
Value at end of period	$14.26	$13.81	$13.06	$11.901	$11.119	$10.532
Number of accumulation units outstanding at end of period	48,955	37,987	156,018	119,542	85,714	88,620
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$10.13	$7.74	$10.601	$14.177	$16.699	$14.246
Value at end of period	$10.52	$10.13	$7.74	$10.601	$14.177	$16.699
Number of accumulation units outstanding at end of period	69,913	60,105	48,859	51,356	44,540	29,859
JANUS ASPEN MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$10.63	$7.92	$11.057	$18.381	$27.135	$15.589
Value at end of period	$12.75	$10.63	$7.92	$11.057	$18.381	$27.135
Number of accumulation units outstanding at end of period	99,290	104,529	279,955	259,793	259,475	216,673
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO						
(Funds were first received in this option during April 1999)						
Value at beginning of period	$9.83	$7.98	$10.784	$13.994	$16.703	$11.492
Value at end of period	$10.24	$9.83	$7.98	$10.784	$13.994	$16.703
Number of accumulation units outstanding at end of period	108,910	106,849	275,741	272,886	266,228	237,116
LORD ABBETT SERIES FUND – GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during April 2002)						
Value at beginning of period	$10.31	$7.92	$9.66			
Value at end of period	$11.54	$10.31	$7.92			
Number of accumulation units outstanding at end of period	71,097	52,413	10,078			
LORD ABBETT SERIES FUND – MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$10.41	$8.92				
Value at end of period	$12.82	$10.41				
Number of accumulation units outstanding at end of period	5,983	2,115				
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$22.15					
Value at end of period	$29.56					
Number of accumulation units outstanding at end of period	111					
OPPENHEIMER GLOBAL SECURITIES FUND/VA						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$15.85	$11.15	$14.414	$16.495	$15.798	$11.782
Value at end of period	$18.76	$15.85	$11.15	$14.414	$16.495	$15.798
Number of accumulation units outstanding at end of period	90,636	39,649	15,311	7,459	5,368	137

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
OPPENHEIMER STRATEGIC BOND FUND/VA						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$13.51	$11.51	$10.787	$10.356	$10.155	$9.942
Value at end of period	$14.58	$13.51	$11.51	$10.787	$10.356	$10.155
Number of accumulation units outstanding at end of period	28,121	13,110	5,754	4,592	4,046	64
PAX WORLD BALANCED FUND, INC.						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.62					
Value at end of period	$10.84					
Number of accumulation units outstanding at end of period	106					
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$9.82	$8.63				
Value at end of period	$11.35	$9.82				
Number of accumulation units outstanding at end of period	43,020	12,864				
PIONEER FUND VCT PORTFOLIO						
(Funds were first received in this option during April 2002)						
Value at beginning of period	$9.34	$7.60	$9.30			
Value at end of period	$10.33	$9.34	$7.60			
Number of accumulation units outstanding at end of period	1,915	368	96			
PIONEER HIGH YIELD VCT PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.92					
Value at end of period	$10.69					
Number of accumulation units outstanding at end of period	63					
PIONEER MID CAP VALUE VCT PORTFOLIO						
(Funds were first received in this option during April 2002)						
Value at beginning of period	$12.03	$8.81	$10.57			
Value at end of period	$14.60	$12.03	$8.81			
Number of accumulation units outstanding at end of period	12,373	3,885	667			
TEMPLETON GLOBAL BOND FUND						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$16.06					
Value at end of period	$17.49					
Number of accumulation units outstanding at end of period	136					
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.97					
Value at end of period	$10.86					
Number of accumulation units outstanding at end of period	4,320					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
WANGER U.S. SMALLER COMPANIES						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$10.17					
Value at end of period	$11.62					
Number of accumulation units outstanding at end of period	23					
WASHINGTON MUTUAL INVESTORS FUND^{SM}						
(Funds were first received in this option during September 2004)						
Value at beginning of period	$10.31					
Value at end of period	$10.86					
Number of accumulation units outstanding at end of period	109					

CFI - 61

CONDENSED FINANCIAL INFORMATION

TABLE X
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during September 1999)						
Value at beginning of period	$8.99	$6.99	$9.305	$12.214	$13.805	$10.189
Value at end of period	$9.52	$8.99	$6.99	$9.305	$12.214	$13.805
Number of accumulation units outstanding at end of period	57,773	37,538	25,008	22,118	20,534	82
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during September 1999)						
Value at beginning of period	$7.92	$6.41	$7.646	$9.979	$11.760	$9.404
Value at end of period	$8.57	$7.92	$6.41	$7.646	$9.979	$11.760
Number of accumulation units outstanding at end of period	67,047	54,466	42,490	37,707	13,862	41
AIM V.I. GROWTH FUND						
(Funds were first received in this option during December 1999)						
Value at beginning of period	$5.61	$4.30	$6.280	$9.566	$12.115	$11.387
Value at end of period	$6.03	$5.61	$4.30	$6.280	$9.566	$12.115
Number of accumulation units outstanding at end of period	75,998	51,289	30,487	19,067	4,289	54
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during September 1999)						
Value at beginning of period	$7.31	$5.89	$8.500	$9.790	$11.550	$9.661
Value at end of period	$7.68	$7.31	$5.89	$8.500	$9.790	$11.550
Number of accumulation units outstanding at end of period	106,770	122,354	108,609	111,847	90,764	80
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$10.95	$9.25	$10.598	$11.468	$11.922	$11.025
Value at end of period	$11.78	$10.95	$9.25	$10.598	$11.468	$11.922
Number of accumulation units outstanding at end of period	171,058	58,483	32,527	31,092	21,801	3,736
EUROPACIFIC GROWTH FUND®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.34					
Value at end of period	$11.49					
Number of accumulation units outstanding at end of period	14,217					
EVERGREEN SPECIAL VALUES FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$15.80					
Value at end of period	$18.64					
Number of accumulation units outstanding at end of period	16,063					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$13.12	$10.28	$11.423	$13.109	$14.137	$12.471
Value at end of period	$15.04	$13.12	$10.28	$11.423	$13.109	$14.137
Number of accumulation units outstanding at end of period	855,661	297,548	199,144	168,313	89,345	19,120
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$11.40	$8.81	$10.679	$11.315	$10.509	$11.230
Value at end of period	$12.62	$11.40	$8.81	$10.679	$11.315	$10.509
Number of accumulation units outstanding at end of period	493,970	276,485	208,439	170,131	51,473	8,104
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$10.98	$8.32	$11.991	$14.664	$16.588	$13.474
Value at end of period	$11.27	$10.98	$8.32	$11.991	$14.664	$16.588
Number of accumulation units outstanding at end of period	813,947	418,415	290,780	230,639	117,753	37,940
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$9.47	$6.65	$8.399	$10.729	$13.356	$10.077
Value at end of period	$10.68	$9.47	$6.65	$8.399	$10.729	$13.356
Number of accumulation units outstanding at end of period	70,858	46,371	30,199	19,219	12,204	396
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during May 2002)						
Value at beginning of period	$12.20	$9.30	$11.60			
Value at end of period	$14.99	$12.20	$9.30			
Number of accumulation units outstanding at end of period	95,936	21,929	5,041			
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during November 2002)						
Value at beginning of period	$12.88	$9.87	$10.11			
Value at end of period	$14.07	$12.88	$9.87			
Number of accumulation units outstanding at end of period	1,362	6,871	4,632			
ING AMERICAN CENTURY SELECT PORTFOLIO						
(Funds were first received in this option during March 2003)						
Value at beginning of period	$8.72	$6.62				
Value at end of period	$9.07	$8.72				
Number of accumulation units outstanding at end of period	9,090	2,118				
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$10.92	$8.11	$9.51			
Value at end of period	$13.15	$10.92	$8.11			
Number of accumulation units outstanding at end of period	25,835	9,750	43			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during October 2002)						
Value at beginning of period	$11.55	$8.72	$8.76			
Value at end of period	$14.68	$11.55	$8.72			
Number of accumulation units outstanding at end of period	20,156	9,295	1,512			
ING FUNDAMENTAL RESEARCH PORTFOLIO						
(Funds were first received in this option during July 2003)						
Value at beginning of period	$7.89	$7.04				
Value at end of period	$8.62	$7.89				
Number of accumulation units outstanding at end of period	198	38				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO						
(Funds were first received in this option during September 2002)						
Value at beginning of period	$10.21	$8.31	$8.30			
Value at end of period	$11.02	$10.21	$8.31			
Number of accumulation units outstanding at end of period	10,312	5,701	5,414			
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$9.32	$7.25	$8.916	$12.289	$15.390	$10.603
Value at end of period	$11.01	$9.32	$7.25	$8.916	$12.289	$15.390
Number of accumulation units outstanding at end of period	307,016	122,127	81,814	77,879	51,249	12,199
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during September 2002)						
Value at beginning of period	$11.88	$9.20	$8.87			
Value at end of period	$14.23	$11.88	$9.20			
Number of accumulation units outstanding at end of period	38,819	14,670	1,321			
ING JULIUS BAER FOREIGN PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.94					
Value at end of period	$11.73					
Number of accumulation units outstanding at end of period	1,273					
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$9.71	$7.64	$11.014	$14.741	$15.745	$11.997
Value at end of period	$10.89	$9.71	$7.64	$11.014	$14.741	$15.745
Number of accumulation units outstanding at end of period	271,878	192,733	159,492	149,887	88,158	4,667
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during July 2003)						
Value at beginning of period	$12.02	$11.03				
Value at end of period	$13.27	$12.02				
Number of accumulation units outstanding at end of period	30,504	6,111				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING OPCAP BALANCED VALUE PORTFOLIO						
(Funds were first received in this option during December 2002)						
Value at beginning of period	$12.54	$9.69	$9.73			
Value at end of period	$13.74	$12.54	$9.69			
Number of accumulation units outstanding at end of period	24,631	4,388	12			
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during October 2002)						
Value at beginning of period	$10.93	$8.35	$8.03			
Value at end of period	$12.48	$10.93	$8.35			
Number of accumulation units outstanding at end of period	2,318	3,532	524			
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$11.11	$10.76	$10.20			
Value at end of period	$11.51	$11.11	$10.76			
Number of accumulation units outstanding at end of period	82,791	24,375	3,622			
ING SALOMON BROTHRES AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$7.62	$5.55	$8.645	$11.640	$16.459	$11.165
Value at end of period	$8.30	$7.62	$5.55	$8.645	$11.640	$16.459
Number of accumulation units outstanding at end of period	704,953	341,696	210,946	189,892	125,768	32,821
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$16.73	$12.38				
Value at end of period	$18.01	$16.73				
Number of accumulation units outstanding at end of period	7,819	3,048				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during June 2003)						
Value at beginning of period	$7.25	$5.95				
Value at end of period	$7.82	$7.25				
Number of accumulation units outstanding at end of period	31,562	3,397				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$13.00	$12.20				
Value at end of period	$14.84	$13.00				
Number of accumulation units outstanding at end of period	28,422	4				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$11.75	$9.04	$11.868	$13.312	$13.410	$11.790
Value at end of period	$12.84	$11.75	$9.04	$11.868	$13.312	$13.410
Number of accumulation units outstanding at end of period	432,105	215,591	151,073	130,866	74,711	17,647

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$8.97	$7.23	$9.694	$12.339	$13.008	$11.020
Value at end of period	$10.22	$8.97	$7.23	$9.694	$12.339	$13.008
Number of accumulation units outstanding at end of period	207,964	135,423	111,297	89,232	60,144	22,796
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$10.74	$8.34	$9.34			
Value at end of period	$12.45	$10.74	$8.34			
Number of accumulation units outstanding at end of period	55,049	15,519	715			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Funds were first received in this option during March 2003)						
Value at beginning of period	$29.94	$21.72				
Value at end of period	$32.89	$29.94				
Number of accumulation units outstanding at end of period	3,254	149				
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$11.87	$10.05	$11.286	$11.865	$12.016	$11.192
Value at end of period	$12.89	$11.87	$10.05	$11.286	$11.856	$12.016
Number of accumulation units outstanding at end of period	958,541	732,352	435,256	224,542	141,384	96,082
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during May 2000)						
Value at beginning of period	$3.77	$2.61	$4.476	$5.851	$8.273	
Value at end of period	$3.70	$3.77	$2.61	$4.476	$5.851	
Number of accumulation units outstanding at end of period	268,681	97,529	45,733	33,874	15,827	
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$7.89	$6.31	$8.467	$10.450	$11.819	$10.936
Value at end of period	$8.50	$7.89	$6.31	$8.467	$10.450	$11.819
Number of accumulation units outstanding at end of period	1,973,731	1,655,663	1,243,825	962,324	525,995	296,167
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$8.88	$6.86	$9.720	$13.421	$15.350	$12.378
Value at end of period	$9.45	$8.88	$6.86	$9.720	$13.421	$15.350
Number of accumulation units outstanding at end of period	256,409	226,516	179,272	164,211	160,372	9,291
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$10.50	$8.38	$10.753	$12.536	$13.935	$12.362
Value at end of period	$11.52	$10.50	$8.38	$10.753	$12.536	$13.935
Number of accumulation units outstanding at end of period	765,777	261,291	216,543	199,252	94,620	34,700

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$17.23	$13.10	$15.011	$15.319	$12.864	$11.323
Value at end of period	$19.95	$17.23	$13.10	$15.011	$15.319	$12.864
Number of accumulation units outstanding at end of period	315,250	139,628	93,138	46,085	15,601	285
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during September 1999)						
Value at beginning of period	$13.08	$9.68	$11.229	$11.042	$10.126	$8.998
Value at end of period	$15.86	$13.08	$9.68	$11.229	$11.042	$10.126
Number of accumulation units outstanding at end of period	172,604	61,911	39,601	20,121	2,159	42
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$13.82	$13.10	$12.174	$11.274	$10.355	$10.447
Value at end of period	$14.40	$13.82	$13.10	$12.174	$11.274	$10.355
Number of accumulation units outstanding at end of period	536,525	295,020	184,031	140,186	107,055	36,755
ING VP INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$8.20	$6.25	$8.585	$11.358	$14.356	$10.927
Value at end of period	$9.54	$8.20	$6.25	$8.585	$11.358	$14.356
Number of accumulation units outstanding at end of period	52,189	50,983	43,619	40,837	36,880	14
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$10.37	$8.04	$10.17			
Value at end of period	$12.09	$10.37	$8.04			
Number of accumulation units outstanding at end of period	61,311	7,980	4,828			
ING VP MAGNA CAP PORTFOLIO						
(Funds were first received in this option during January 2004)						
Value at beginning of period	$8.99					
Value at end of period	$9.66					
Number of accumulation units outstanding at end of period	253					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during August 2002)						
Value at beginning of period	$9.46	$6.97	$7.19			
Value at end of period	$10.48	$9.46	$6.97			
Number of accumulation units outstanding at end of period	7,440	2,202	16			
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$11.83	$11.81	$11.703	$11.339	$10.734	$10.434
Value at end of period	$11.88	$11.83	$11.81	$11.703	$11.339	$10.734
Number of accumulation units outstanding at end of period	729,218	568,367	436,910	291,538	135,517	38,319

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP NATURAL RESOURCES TRUST						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$10.79	$8.32	$8.559	$10.253	$8.722	$9.037
Value at end of period	$12.07	$10.79	$8.32	$8.559	$10.253	$8.722
Number of accumulation units outstanding at end of period	57,544	12,146	6,684	10,939	6,480	2,018
ING VP REAL ESTATE PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$11.31					
Value at end of period	$13.94					
Number of accumulation units outstanding at end of period	2,924					
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$13.56	$9.93	$13.029	$12.616	$11.904	$9.503
Value at end of period	$15.40	$13.56	$9.93	$13.029	$12.616	$11.904
Number of accumulation units outstanding at end of period	279,249	124,415	68,464	40,459	24,606	3,486
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$6.91	$5.02	$6.79			
Value at end of period	$7.56	$6.91	$5.02			
Number of accumulation units outstanding at end of period	14,064	6,540	97			
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$10.51	$8.86	$9.862	$10.679	$10.709	$10.178
Value at end of period	$11.51	$10.51	$8.86	$9.862	$10.679	$10.709
Number of accumulation units outstanding at end of period	123,947	81,971	56,940	56,179	13,626	2,882
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$9.89	$8.01	$9.352	$10.646	$10.793	$10.056
Value at end of period	$11.00	$9.89	$8.01	$9.352	$10.646	$10.793
Number of accumulation units outstanding at end of period	176,297	115,951	44,530	28,974	25,012	7,803
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$11.57	$10.25	$10.791	$11.132	$10.695	$10.364
Value at end of period	$12.40	$11.57	$10.25	$10.791	$11.132	$10.695
Number of accumulation units outstanding at end of period	78,485	54,391	39,383	35,172	6,672	834
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$11.27	$9.11	$12.389	$13.804	$12.615	$11.759
Value at end of period	$12.33	$11.27	$9.11	$12.389	$13.804	$12.615
Number of accumulation units outstanding at end of period	248,943	208,237	191,837	182,614	163,513	2,839

	2004	2003	2002	2001	2000	1999
JANUS ASPEN BALANCED PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$14.35	$12.67	$13.643	$14.418	$14.850	$13.144
Value at end of period	$15.47	$14.35	$12.67	$13.643	$14.418	$14.850
Number of accumulation units outstanding at end of period	483,684	201,194	160,711	160,844	66,358	7,041
JANUS ASPEN FLEXIBLE BOND PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$13.77	$13.03	$11.879	$11.104	$10.523	$10.473
Value at end of period	$14.22	$13.77	$13.03	$11.879	$11.104	$10.523
Number of accumulation units outstanding at end of period	239,642	177,586	149,896	125,912	99,635	2,088
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$10.10	$7.72	$10.582	$14.159	$16.686	$13.194
Value at end of period	$10.48	$10.10	$7.72	$10.582	$14.159	$16.686
Number of accumulation units outstanding at end of period	605,402	404,628	351,428	327,186	276,665	26,860
JANUS ASPEN MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$10.60	$7.90	$11.037	$18.357	$27.113	$15.319
Value at end of period	$12.71	$10.60	$7.90	$11.037	$18.357	$27.113
Number of accumulation units outstanding at end of period	799,977	506,569	389,399	329,052	212,480	49,337
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$9.80	$7.96	$10.764	$13.976	$16.689	$11.151
Value at end of period	$10.20	$9.80	$7.96	$10.764	$13.976	$16.689
Number of accumulation units outstanding at end of period	1,004,141	599,951	525,469	454,510	281,892	31,925
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$10.30	$7.92	$8.63			
Value at end of period	$11.52	$10.30	$7.92			
Number of accumulation units outstanding at end of period	191,701	50,119	15,347			
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$10.39	$8.39	$9.55			
Value at end of period	$12.80	$10.39	$8.39			
Number of accumulation units outstanding at end of period	69,460	18,241	3,206			
NEW PERSPECTIVIE FUND®						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.96					
Value at end of period	$11.36					
Number of accumulation units outstanding at end of period	14,558					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
OPPENHEIMER DEVELOPING MARKETS FUND						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$20.45					
Value at end of period	$29.50					
Number of accumulation units outstanding at end of period	14,676					
OPPENHEIMER GLOBAL SECURITIES FUND/VA						
(Funds were first received in this option during December 1999)						
Value at beginning of period	$15.80	$11.13	$14.388	$16.473	$15.785	$14.516
Value at end of period	$18.70	$15.80	$11.13	$14.388	$16.473	$15.785
Number of accumulation units outstanding at end of period	340,029	157,387	60,038	41,410	13,835	58
OPPENHEIMER STRATEGIC BOND FUND/VA						
(Funds were first received in this option during May 2000)						
Value at beginning of period	$13.47	$11.49	$10.767	$10.342	$9.988	
Value at end of period	$14.54	$13.47	$11.49	$10.767	$10.342	
Number of accumulation units outstanding at end of period	81,307	28,496	9,372	4,338	331	
PAX WORLD BALANCED FUND, INC.						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$9.82					
Value at end of period	$10.82					
Number of accumulation units outstanding at end of period	21,085					
PIMCO VIT REAL RETURN PORTFOLIO						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$10.15					
Value at end of period	$10.82					
Number of accumulation units outstanding at end of period	32,096					
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during September 2002)						
Value at beginning of period	$9.81	$8.05	$8.05			
Value at end of period	$11.33	$9.81	$8.05			
Number of accumulation units outstanding at end of period	25,156	3,840	570			
PIONEER FUND VCT PORTFOLIO						
(Funds were first received in this option during February 2003)						
Value at beginning of period	$9.33	$7.27				
Value at end of period	$10.31	$9.33				
Number of accumulation units outstanding at end of period	6,418	46				
PIONEER HIGH YIELD VCT PORTFOLIO						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$9.97					
Value at end of period	$10.69					
Number of accumulation units outstanding at end of period	11,737					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
PIONEER MID CAP VALUE VCT PORTFOLIO						
(Funds were first received in this option during June 2002)						
Value at beginning of period	$12.02	$8.80	$10.28			
Value at end of period	$14.58	$12.02	$8.80			
Number of accumulation units outstanding at end of period	63,351	18,818	1,894			
TEMPLETON GLOBAL BOND FUND						
(Funds were first received in this option during July 2004)						
Value at beginning of period	$15.10					
Value at end of period	$17.46					
Number of accumulation units outstanding at end of period	7,507					
THE GROWTH FUND OF AMERICA®						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.65					
Value at end of period	$10.86					
Number of accumulation units outstanding at end of period	66,111					
WANGER SELECT						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$10.21					
Value at end of period	$11.45					
Number of accumulation units outstanding at end of period	5,665					
WANGER U.S. SMALLER COMPANIES						
(Funds were first received in this option during June 2004)						
Value at beginning of period	$10.13					
Value at end of period	$11.62					
Number of accumulation units outstanding at end of period	8,866					
WASHINGTON MUTUAL INVESTORS FUND℠						
(Funds were first received in this option during May 2004)						
Value at beginning of period	$9.76					
Value at end of period	$10.86					
Number of accumulation units outstanding at end of period	23,930					

CONDENSED FINANCIAL INFORMATION

TABLE XI

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%

(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$8.97	$6.98	$9.292	$12.204	$13.801	$9.957	
Value at end of period	$9.49	$8.97	$6.98	$9.292	$12.204	$13.801	
Number of accumulation units outstanding at end of period	42,250	20,975	20,470	23,785	27,143	49	
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during June 1999)							
Value at beginning of period	$7.90	$6.40	$7.636	$9.970	$11.756	$9.275	
Value at end of period	$8.55	$7.90	$6.40	$7.636	$9.970	$11.756	
Number of accumulation units outstanding at end of period	50,383	54,338	52,557	106,589	119,758	2,338	
AIM V.I. GROWTH FUND							
(Funds were first received in this option during August 1999)							
Value at beginning of period	$5.60	$4.30	$6.272	$9.558	$12.111	$9.867	
Value at end of period	$6.01	$5.60	$4.30	$6.272	$9.558	$12.111	
Number of accumulation units outstanding at end of period	28,168	36,736	28,181	26,166	40,078	98	
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during August 1999)							
Value at beginning of period	$7.29	$5.88	$8.488	$9.781	$11.546	$9.815	
Value at end of period	$7.66	$7.29	$5.88	$8.488	$9.781	$11.546	
Number of accumulation units outstanding at end of period	31,025	35,978	24,187	36,170	44,778	1,011	
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$10.92	$9.22	$10.579	$11.453	$11.912	$10.694	$10.081
Value at end of period	$11.74	$10.92	$9.22	$10.579	$11.453	$11.912	$10.694
Number of accumulation units outstanding at end of period	144,238	93,436	80,766	74,558	64,676	9,602	9,543
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during August 2004)							
Value at beginning of period	$9.76						
Value at end of period	$11.49						
Number of accumulation units outstanding at end of period	24,396						
EVERGREEN SPECIAL VALUES FUND							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$16.34						
Value at end of period	$18.60						
Number of accumulation units outstanding at end of period	3,304						

	2004	2003	2002	2001	2000	1999	1998
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$13.08	$10.26	$11.403	$13.092	$14.126	$11.454	$9.912
Value at end of period	$14.99	$13.08	$10.26	$11.403	$13.092	$14.126	$11.454
Number of accumulation units outstanding at end of period	779,690	602,509	483,725	497,660	568,291	96,687	78,075
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$11.37	$8.79	$10.660	$11.300	$10.501	$9.950	$9.914
Value at end of period	$12.58	$11.37	$8.79	$10.660	$11.300	$10.501	$9.950
Number of accumulation units outstanding at end of period	789,313	454,343	295,154	262,004	227,967	73,216	67,227
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$10.95	$8.30	$11.969	$14.645	$16.574	$12.150	$9.956
Value at end of period	$11.23	$10.95	$8.30	$11.969	$14.645	$16.574	$12.150
Number of accumulation units outstanding at end of period	1,072,839	748,473	599,168	581,233	581,764	110,673	63,727
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$9.44	$6.63	$8.384	$10.715	$13.346	$9.427	$9.912
Value at end of period	$10.65	$9.44	$6.63	$8.384	$10.715	$13.346	$9.427
Number of accumulation units outstanding at end of period	45,057	29,083	9,160	17,807	20,801	6,009	4,502
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during February 2002)							
Value at beginning of period	$12.18	$9.29	$10.14				
Value at end of period	$14.96	$12.18	$9.29				
Number of accumulation units outstanding at end of period	20,723	15,642	5,223				
ING AMERICAN CENTURY SELECT PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$8.71	$6.53	$7.01				
Value at end of period	$9.05	$8.71	$6.53				
Number of accumulation units outstanding at end of period	853	2,212	10,843				
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$12.86	$9.67					
Value at end of period	$14.05	$12.86					
Number of accumulation units outstanding at end of period	6,564	1,331					
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$10.91	$7.77					
Value at end of period	$13.13	$10.91					
Number of accumulation units outstanding at end of period	3,893	172					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$11.54	$8.72	$10.02				
Value at end of period	$14.66	$11.54	$8.72				
Number of accumulation units outstanding at end of period	11,693	3,532	921				
ING FUNDAMENTAL RESEARCH PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$7.89	$6.24	$5.96				
Value at end of period	$8.61	$7.89	$6.24				
Number of accumulation units outstanding at end of period	19	19	19				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO							
(Funds were first received in this option during November 2003)							
Value at beginning of period	$10.20	$9.74					
Value at end of period	$11.00	$10.20					
Number of accumulation units outstanding at end of period	502	19					
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$9.30	$7.24	$8.900	$12.273	$15.378	$9.781	$10.009
Value at end of period	$10.97	$9.30	$7.24	$8.900	$12.273	$15.378	$9.781
Number of accumulation units outstanding at end of period	257,686	199,553	191,465	207,065	246,962	37,463	34,688
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$11.87	$9.20	$9.09				
Value at end of period	$14.21	$11.87	$9.20				
Number of accumulation units outstanding at end of period	7,011	127	576				
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$9.69	$7.62	$10.995	$14.722	$15.732	$10.653	$9.963
Value at end of period	$10.85	$9.69	$7.62	$10.995	$14.722	$15.732	$10.653
Number of accumulation units outstanding at end of period	218,187	143,878	127,395	183,731	188,558	57,584	49,316
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during December 2003)							
Value at beginning of period	$12.02	$11.58					
Value at end of period	$13.26	$12.02					
Number of accumulation units outstanding at end of period	6,296	236					
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$12.53	$9.68					
Value at end of period	$13.71	$12.53					
Number of accumulation units outstanding at end of period	9,328	3,219					

	2004	2003	2002	2001	2000	1999	1998
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during November 2002)							
Value at beginning of period	$10.92	$8.35	$8.43				
Value at end of period	$12.47	$10.92	$8.35				
Number of accumulation units outstanding at end of period	718	909	4				
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$11.10	$10.75	$10.09				
Value at end of period	$11.50	$11.10	$10.75				
Number of accumulation units outstanding at end of period	65,092	55,353	47,380				
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$7.60	$5.54	$8.629	$11.625	$16.446	$10.982	$9.828
Value at end of period	$8.28	$7.60	$5.54	$8.629	$11.625	$16.446	$10.982
Number of accumulation units outstanding at end of period	682,535	538,409	475,522	646,311	709,695	161,338	139,547
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO							
(Funds were first received in this option during December 2002)							
Value at beginning of period	$16.71	$11.97	$12.14				
Value at end of period	$17.98	$16.71	$11.97				
Number of accumulation units outstanding at end of period	2,786	2,753	294				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$7.24	$5.05	$5.30				
Value at end of period	$7.80	$7.24	$5.05				
Number of accumulation units outstanding at end of period	53,499	64,100	58,242				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during January 2004)							
Value at beginning of period	$13.12						
Value at end of period	$14.83						
Number of accumulation units outstanding at end of period	5,926						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$11.72	$9.02	$11.847	$13.295	$13.399	$11.036	$9.961
Value at end of period	$12.80	$11.72	$9.02	$11.847	$13.295	$13.399	$11.036
Number of accumulation units outstanding at end of period	504,970	331,183	289,027	337,910	357,441	52,086	42,865
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$8.95	$7.21	$9.676	$12.323	$12.998	$10.558	$9.917
Value at end of period	$10.19	$8.95	$7.21	$9.676	$12.323	$12.998	$10.558
Number of accumulation units outstanding at end of period	230,728	168,816	139,706	179,677	205,082	52,317	46,475

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$10.73	$8.34	$9.53				
Value at end of period	$12.43	$10.73	$8.34				
Number of accumulation units outstanding at end of period	74,285	28,893	6,478				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$29.91	$23.72	$23.87				
Value at end of period	$32.84	$29.91	$23.72				
Number of accumulation units outstanding at end of period	748	89	16				
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$11.83	$10.03	$11.266	$11.850	$12.006	$10.648	$10.002
Value at end of period	$12.85	$11.83	$10.03	$11.266	$11.850	$12.006	$10.648
Number of accumulation units outstanding at end of period	822,427	473,075	402,962	553,197	574,782	194,625	183,347
ING VP FINANCIAL SERVICES PORTFOLIO							
(Funds were first received in this option during December 2004)							
Value at beginning of period	$11.16						
Value at end of period	$11.16						
Number of accumulation units outstanding at end of period	0						
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during May 2000)							
Value at beginning of period	$3.76	$2.61	$4.472	$5.849	$8.851		
Value at end of period	$3.69	$3.76	$2.61	$4.472	$5.849		
Number of accumulation units outstanding at end of period	209,456	150,698	99,345	85,593	89,724		
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$7.87	$6.29	$8.451	$10.436	$11.809	$10.133	$9.935
Value at end of period	$8.47	$7.87	$6.29	$8.451	$10.436	$11.809	$10.133
Number of accumulation units outstanding at end of period	3,949,110	2,493,572	2,473,992	3,065,150	3,953,354	806,180	773,713
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$8.85	$6.84	$9.703	$13.404	$15.338	$11.449	$9.925
Value at end of period	$9.42	$8.85	$6.84	$9.703	$13.404	$15.338	$11.449
Number of accumulation units outstanding at end of period	571,825	383,608	287,116	227,866	278,123	28,754	18,200
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$10.47	$8.36	$10.733	$12.520	$13.923	$11.286	$10.015
Value at end of period	$11.49	$10.47	$8.36	$10.733	$12.520	$13.923	$11.286
Number of accumulation units outstanding at end of period	1,294,852	868,786	624,067	606,972	555,824	81,578	48,831

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$17.19	$13.07	$14.984	$15.299	$12.854	$11.183	$9.822
Value at end of period	$19.89	$17.19	$13.07	$14.984	$15.299	$12.854	$11.183
Number of accumulation units outstanding at end of period	442,115	200,049	128,488	73,913	32,312	3,959	1,623
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$13.05	$9.66	$11.209	$11.028	$10.117	$9.201	$9.642
Value at end of period	$15.81	$13.05	$9.66	$11.209	$11.028	$10.117	$9.201
Number of accumulation units outstanding at end of period	210,974	133,344	75,207	16,255	15,934	2,982	1,481
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$13.79	$13.07	$12.152	$11.259	$10.346	$10.502	$10.058
Value at end of period	$14.35	$13.79	$13.07	$12.152	$11.259	$10.346	$10.502
Number of accumulation units outstanding at end of period	563,725	300,265	306,789	279,302	213,637	51,554	51,916
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during August 1998)							
Value at beginning of period	$8.17	$6.24	$8.570	$11.344	$14.344	$9.550	$9.600
Value at end of period	$9.51	$8.17	$6.24	$8.570	$11.344	$14.344	$9.550
Number of accumulation units outstanding at end of period	12,622	40,124	18,517	7,954	6,183	134	7
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during December 2001)							
Value at beginning of period	$10.36	$8.03	$9.564	$9.564			
Value at end of period	$12.07	$10.36	$8.03	$9.564			
Number of accumulation units outstanding at end of period	390,090	94,157	69,184	42			
ING VP MAGNACAP PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$8.91	$7.34					
Value at end of period	$9.55	$8.91					
Number of accumulation units outstanding at end of period	0	728					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$9.45	$6.97	$6.85				
Value at end of period	$10.46	$9.45	$6.97				
Number of accumulation units outstanding at end of period	2,680	2,104	427				
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$11.80	$11.78	$11.682	$11.324	$10.725	$10.283	$10.022
Value at end of period	$11.84	$11.80	$11.78	$11.682	$11.324	$10.725	$10.283
Number of accumulation units outstanding at end of period	629,605	317,874	374,628	354,705	300,529	23,586	26,810

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$10.76	$8.30	$8.544	$10.240	$8.715	$7.696	$9.791
Value at end of period	$12.03	$10.76	$8.30	$8.544	$10.240	$8.715	$7.696
Number of accumulation units outstanding at end of period	28,002	16,962	14,348	17,620	22,901	10,960	13,175
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$11.03						
Value at end of period	$13.93						
Number of accumulation units outstanding at end of period	1,342						
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$13.52	$9.91	$13.005	$12.600	$11.895	$9.159	$9.812
Value at end of period	$15.35	$13.52	$9.91	$13.005	$12.600	$11.895	$9.159
Number of accumulation units outstanding at end of period	522,075	389,816	303,005	216,922	144,229	15,498	13,043
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$6.90	$5.02	$5.02				
Value at end of period	$7.55	$6.90	$5.02				
Number of accumulation units outstanding at end of period	52,533	1,594	62				
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$10.48	$8.84	$9.845	$10.665	$10.701	$9.782	$9.936
Value at end of period	$11.47	$10.48	$8.84	$9.845	$10.665	$10.701	$9.782
Number of accumulation units outstanding at end of period	291,049	164,824	152,277	220,372	214,545	67,538	62,144
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$9.86	$7.99	$9.335	$10.633	$10.784	$9.502	$9.913
Value at end of period	$10.96	$9.86	$7.99	$9.335	$10.633	$10.784	$9.502
Number of accumulation units outstanding at end of period	262,632	220,664	196,708	214,583	236,648	52,442	43,142
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$11.54	$10.23	$10.772	$11.117	$10.686	$10.054	$9.977
Value at end of period	$12.36	$11.54	$10.23	$10.772	$11.117	$10.686	$10.054
Number of accumulation units outstanding at end of period	88,761	50,090	41,646	66,844	69,003	19,174	21,150
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$11.24	$9.09	$12.367	$13.786	$12.604	$10.620	$9.921
Value at end of period	$12.29	$11.24	$9.09	$12.367	$13.786	$12.604	$10.620
Number of accumulation units outstanding at end of period	344,181	254,954	251,165	254,223	85,133	16,091	14,488

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$14.31	$12.65	$13.618	$14.399	$14.838	$11.794	$9.856
Value at end of period	$15.42	$14.31	$12.65	$13.618	$14.399	$14.838	$11.794
Number of accumulation units outstanding at end of period	807,821	557,555	467,095	498,520	414,075	69,363	26,592
JANUS ASPEN FLEXIBLE BOND PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$13.73	$13.00	$11.858	$11.090	$10.515	$10.427	$10.062
Value at end of period	$14.17	$13.73	$13.00	$11.858	$11.090	$10.515	$10.427
Number of accumulation units outstanding at end of period	263,604	141,684	103,870	47,112	21,442	6,855	6,947
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$10.07	$7.70	$10.563	$14.140	$16.673	$11.666	$9.810
Value at end of period	$10.45	$10.07	$7.70	$10.563	$14.140	$16.673	$11.666
Number of accumulation units outstanding at end of period	295,206	309,976	292,868	382,926	466,386	73,998	41,104
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$10.57	$7.88	$11.017	$18.333	$27.091	$12.109	$9.887
Value at end of period	$12.66	$10.57	$7.88	$11.017	$18.333	$27.091	$12.109
Number of accumulation units outstanding at end of period	844,106	738,029	614,925	710,208	769,625	181,271	117,103
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$9.78	$7.94	$10.745	$13.958	$16.676	$10.217	$9.953
Value at end of period	$10.17	$9.78	$7.94	$10.745	$13.958	$16.676	$10.217
Number of accumulation units outstanding at end of period	995,707	867,438	867,214	1,176,543	1,451,474	211,807	167,606
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.29	$7.91	$9.51				
Value at end of period	$11.50	$10.29	$7.91				
Number of accumulation units outstanding at end of period	236,532	178,006	151,026				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during February 2002)							
Value at beginning of period	$10.38	$8.38	$9.15				
Value at end of period	$12.78	$10.38	$8.38				
Number of accumulation units outstanding at end of period	48,903	34,280	33,156				
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$10.00						
Value at end of period	$11.36						
Number of accumulation units outstanding at end of period	8,872						

	2004	2003	2002	2001	2000	1999	1998
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$21.77						
Value at end of period	$29.43						
Number of accumulation units outstanding at end of period	5,798						
OPPENHEIMER GLOBAL SECURITIES FUND/VA							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$15.76	$11.10	$14.362	$16.452	$15.772	$10.027	$9.713
Value at end of period	$18.64	$15.76	$11.10	$14.362	$16.452	$15.772	$10.027
Number of accumulation units outstanding at end of period	665,172	488,096	337,114	176,662	46,116	2,178	535
OPPENHEIMER STRATEGIC BOND FUND/VA							
(Funds were first received in this option during July 1998)							
Value at beginning of period	$13.43	$11.46	$10.748	$10.329	$10.139	$9.935	$10.029
Value at end of period	$14.49	$13.43	$11.46	$10.748	$10.329	$10.139	$9.935
Number of accumulation units outstanding at end of period	73,507	58,221	27,831	15,583	6,680	1,052	925
PAX WORLD BALANCED FUND, INC.							
(Funds were first received in this option during March 2004)							
Value at beginning of period	$9.70						
Value at end of period	$10.80						
Number of accumulation units outstanding at end of period	45,236						
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$10.32						
Value at end of period	$10.82						
Number of accumulation units outstanding at end of period	3,233						
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$9.79	$8.05	$9.56				
Value at end of period	$11.31	$9.79	$8.05				
Number of accumulation units outstanding at end of period	100,429	1,156	240				
PIONEER FUND VCT PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$9.32	$7.35					
Value at end of period	$10.29	$9.32					
Number of accumulation units outstanding at end of period	3,398	2,903					
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$9.99						
Value at end of period	$10.68						
Number of accumulation units outstanding at end of period	901						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$12.00	$8.80	$10.38				
Value at end of period	$14.55	$12.00	$8.80				
Number of accumulation units outstanding at end of period	99,900	4,288	333				
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$14.98						
Value at end of period	$17.43						
Number of accumulation units outstanding at end of period	680						
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$9.98						
Value at end of period	$10.85						
Number of accumulation units outstanding at end of period	82,378						
WANGER SELECT							
(Funds were first received in this option during September 2004)							
Value at beginning of period	$9.89						
Value at end of period	$11.45						
Number of accumulation units outstanding at end of period	109						
WANGER U.S. SMALLER COMPANIES							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$9.57						
Value at end of period	$11.61						
Number of accumulation units outstanding at end of period	1,281						
WASHINGTON MUTUAL INVESTORS FUND℠							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.03						
Value at end of period	$10.85						
Number of accumulation units outstanding at end of period	39,974						

CONDENSED FINANCIAL INFORMATION

TABLE XII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during June 1999)							
Value at beginning of period	$8.95	$6.96	$9.280	$12.193	$13.796	$10.166	
Value at end of period	$9.46	$8.95	$6.96	$9.280	$12.193	$13.796	
Number of accumulation units outstanding at end of period	126,642	160,002	147,121	141,985	122,506	21,991	
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during June 1999))							
Value at beginning of period	$7.88	$6.39	$7.626	$9.962	$11.752	$9.280	
Value at end of period	$8.52	$7.88	$6.39	$7.626	$9.962	$11.752	
Number of accumulation units outstanding at end of period	279,744	421,225	430,053	517,889	436,299	81,160	
AIM V.I. GROWTH FUND							
(Funds were first received in this option during July 1999)							
Value at beginning of period	$5.58	$4.29	$6.263	$9.550	$12.106	$10.306	
Value at end of period	$5.99	$5.58	$4.29	$6.263	$9.550	$12.106	
Number of accumulation units outstanding at end of period	183,652	312,003	289,869	289,853	254,282	51,298	
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during May 1999)							
Value at beginning of period	$7.28	$5.86	$8.477	$9.773	$11.542	$9.762	
Value at end of period	$7.64	$7.28	$5.86	$8.477	$9.773	$11.542	
Number of accumulation units outstanding at end of period	200,398	276,003	257,178	367,238	379,305	166,176	
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.47	$9.69	$11.116	$12.041	$12.530	$11.254	$10.492
Value at end of period	$12.31	$11.47	$9.69	$11.116	$12.041	$12.530	$11.254
Number of accumulation units outstanding at end of period	136,946	198,552	185,197	193,795	147,701	73,943	91,333
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.48						
Value at end of period	$11.48						
Number of accumulation units outstanding at end of period	295,308						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
EVERGREEN SPECIAL VALUES FUND							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$15.46						
Value at end of period	$18.55						
Number of accumulation units outstanding at end of period	28,778						
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$14.34	$11.25	$12.514	$14.375	$15.518	$12.589	$10.937
Value at end of period	$16.43	$14.34	$11.25	$12.514	$14.375	$15.518	$12.589
Number of accumulation units outstanding at end of period	2,927,046	2,600,443	1,986,803	1,442,524	1,662,214	1,895,670	2,102,805
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$12.36	$9.56	$11.606	$12.310	$11.445	$10.850	$10.837
Value at end of period	$13.68	$12.36	$9.56	$11.606	$12.310	$11.445	$10.850
Number of accumulation units outstanding at end of period	1,848,161	1,843,678	1,366,754	875,116	710,549	833,428	846,660
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.96	$9.08	$13.089	$16.023	$18.143	$13.307	$10.887
Value at end of period	$12.27	$11.96	$9.08	$13.089	$16.023	$18.143	$13.307
Number of accumulation units outstanding at end of period	2,136,201	2,701,907	2,481,342	2,269,303	2,257,499	1,602,406	981,477
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$10.52	$7.39	$9.350	$11.957	$14.900	$10.530	$11.184
Value at end of period	$11.86	$10.52	$7.39	$9.350	$11.957	$14.900	$10.530
Number of accumulation units outstanding at end of period	225,461	139,067	55,109	51,088	42,156	53,817	47,503
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$12.17	$9.28	$11.77				
Value at end of period	$14.94	$12.17	$9.28				
Number of accumulation units outstanding at end of period	124,156	114,048	134,706				
ING AELTUS ENHANCED INDEX PORTFOLIO							
(Funds were first received in this option during November 2002)							
Value at beginning of period	$7.88	$6.23	$6.42				
Value at end of period	$8.59	$7.88	$6.23				
Number of accumulation units outstanding at end of period	13,764	14,495	2,498				
ING AMERICAN CENTURY SELECT PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$8.70	$6.53	$7.14				
Value at end of period	$9.04	$8.70	$6.53				
Number of accumulation units outstanding at end of period	7,263	39,060	159				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.90	$8.11	$10.02				
Value at end of period	$13.12	$10.90	$8.11				
Number of accumulation units outstanding at end of period	48,532	24,847	12,107				
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$11.53	$8.71	$9.98				
Value at end of period	$14.64	$11.53	$8.71				
Number of accumulation units outstanding at end of period	379,717	224,100	87,836				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$10.18	$8.30	$8.49				
Value at end of period	$10.99	$10.18	$8.30				
Number of accumulation units outstanding at end of period	9,064	9,184	5,309				
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$10.47	$8.15	$10.032	$13.840	$17.351	$11.041	$11.338
Value at end of period	$12.35	$10.47	$8.15	$10.032	$13.840	$17.351	$11.041
Number of accumulation units outstanding at end of period	364,380	594,567	658,809	724,610	817,107	721,190	850,743
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$11.86	$9.20	$9.14				
Value at end of period	$14.19	$11.86	$9.20				
Number of accumulation units outstanding at end of period	8,974	2,468	378				
ING JULIUS BAER FOREIGN PORTFOLIO							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$9.90						
Value at end of period	$11.72						
Number of accumulation units outstanding at end of period	544						
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$10.93	$8.61	$12.432	$16.643	$17.793	$12.055	$11.274
Value at end of period	$12.24	$10.93	$8.61	$12.423	$16.643	$17.793	$12.055
Number of accumulation units outstanding at end of period	337,909	554,496	602,100	821,647	642,991	343,239	376,471
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during June 2003)							
Value at beginning of period	$12.00	$11.25					
Value at end of period	$13.23	$12.00					
Number of accumulation units outstanding at end of period	130,323	45,905					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during December 2002)							
Value at beginning of period	$12.51	$9.68	$9.86				
Value at end of period	$13.69	$12.51	$9.68				
Number of accumulation units outstanding at end of period	63,325	35,226	3				
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$10.91	$8.34	$9.21				
Value at end of period	$12.45	$10.91	$8.34				
Number of accumulation units outstanding at end of period	678	2,816	197				
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$11.10	$10.75	$10.00				
Value at end of period	$11.48	$11.10	$10.75				
Number of accumulation units outstanding at end of period	98,497	91,271	73,058				
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$8.18	$5.96	$9.294	$12.527	$17.731	$11.846	$10.687
Value at end of period	$8.90	$8.18	$5.96	$9.294	$12.527	$17.731	$11.846
Number of accumulation units outstanding at end of period	1,411,027	2,228,250	2,163,820	2,738,168	3,144,386	2,991,235	3,491,454
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$16.69	$12.70					
Value at end of period	$17.95	$16.69					
Number of accumulation units outstanding at end of period	45,977	59,760					
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$12.85	$9.86	$10.12				
Value at end of period	$14.03	$12.85	$9.86				
Number of accumulation units outstanding at end of period	6,339	9,856	1,289				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$7.23	$5.04	$6.89				
Value at end of period	$7.79	$7.23	$5.04				
Number of accumulation units outstanding at end of period	16,533	35,466	8,526				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during May 2003)							
Value at beginning of period	$12.98	$10.92					
Value at end of period	$14.79	$12.98					
Number of accumulation units outstanding at end of period	34,585	11,181					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$12.87	$9.91	$13.026	$14.625	$14.748	$12.153	$10.967
Value at end of period	$14.05	$12.87	$9.91	$13.026	$14.625	$14.748	$12.153
Number of accumulation units outstanding at end of period	910,197	1,253,253	971,669	927,451	909,338	869,106	1,058,534
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$9.87	$7.97	$10.690	$13.621	$14.375	$11.682	$11.019
Value at end of period	$11.24	$9.87	$7.97	$10.690	$13.621	$14.375	$11.682
Number of accumulation units outstanding at end of period	393,586	494,180	544,610	562,829	575,028	541,625	750,388
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.72	$8.33	$9.97				
Value at end of period	$12.41	$10.72	$8.33				
Number of accumulation units outstanding at end of period	503,772	345,078	143,963				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$29.88	$26.53					
Value at end of period	$32.79	$29.88					
Number of accumulation units outstanding at end of period	3,995	240					
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$12.59	$10.68	$11.999	$12.628	$12.801	$11.358	$10.646
Value at end of period	$13.67	$12.59	$10.68	$11.999	$12.628	$12.801	$11.358
Number of accumulation units outstanding at end of period	2,530,872	2,632,731	2,637,345	3,038,118	3,302,106	3,380,638	3,962,527
ING VP FINANCIAL SERVICES PORTFOLIO							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.10						
Value at end of period	$11.16						
Number of accumulation units outstanding at end of period	1,478						
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during May 2000)							
Value at beginning of period	$3.76	$2.60	$4.468	$5.847	$9.996		
Value at end of period	$3.68	$3.76	$2.60	$4.468	$5.847		
Number of accumulation units outstanding at end of period	1,231,530	1,424,608	923,848	882,962	433,323		
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$8.61	$6.88	$9.251	$11.429	$12.939	$11.108	$10.925
Value at end of period	$9.26	$8.61	$6.88	$9.251	$11.429	$12.939	$11.108
Number of accumulation units outstanding at end of period	5,924,539	7,714,136	9,326,780	11,126,933	11,724,441	13,348,490	15,809,881

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$10.05	$7.77	$11.026	$15.239	$17.447	$13.030	$11.326
Value at end of period	$10.69	$10.05	$7.77	$11.026	$15.239	$17.447	$13.030
Number of accumulation units outstanding at end of period	481,659	843,692	850,190	1,211,713	1,159,343	728,964	303,987
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.64	$9.30	$11.953	$13.950	$15.521	$12.587	$11.117
Value at end of period	$12.77	$11.64	$9.30	$11.953	$13.950	$15.521	$12.587
Number of accumulation units outstanding at end of period	3,127,841	3,475,311	3,034,497	2,847,404	2,757,220	2,792,639	1,974,900
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$16.75	$12.75	$14.615	$14.930	$12.551	$10.925	$9.576
Value at end of period	$19.37	$16.75	$12.75	$14.615	$14.930	$12.551	$10.925
Number of accumulation units outstanding at end of period	2,047,008	1,703,944	1,293,570	457,672	148,981	50,227	80,312
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$12.51	$9.26	$10.756	$10.588	$9.718	$8.843	$9.269
Value at end of period	$15.15	$12.51	$9.26	$10.756	$10.588	$9.718	$8.843
Number of accumulation units outstanding at end of period	1,240,295	694,475	456,728	110,246	61,435	50,270	90,819
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$13.94	$13.22	$12.304	$11.406	$10.487	$10.650	$10.157
Value at end of period	$14.51	$13.94	$13.22	$12.304	$11.406	$10.487	$10.650
Number of accumulation units outstanding at end of period	1,137,508	1,267,394	1,633,601	1,192,571	670,970	617,714	771,660
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$8.36	$6.38	$8.777	$11.623	$14.705	$9.795	$10.043
Value at end of period	$9.72	$8.36	$6.38	$8.777	$11.623	$14.705	$9.795
Number of accumulation units outstanding at end of period	67,802	60,408	57,479	64,928	51,129	43,135	45,801
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.35	$8.03	$9.94				
Value at end of period	$12.05	$10.35	$8.03				
Number of accumulation units outstanding at end of period	359,887	283,718	159,260				
ING VP MAGNACAP PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$8.90	$6.85	$8.31				
Value at end of period	$9.63	$8.90	$6.85				
Number of accumulation units outstanding at end of period	3,824	1,497	95				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$9.44	$6.96	$7.52				
Value at end of period	$10.44	$9.44	$6.96				
Number of accumulation units outstanding at end of period	44,281	61,505	2,282				
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.92	$11.91	$11.812	$11.456	$10.855	$10.414	$10.136
Value at end of period	$11.95	$11.92	$11.91	$11.812	$11.456	$10.855	$10.414
Number of accumulation units outstanding at end of period	1,281,038	1,729,116	2,415,659	1,739,522	1,463,947	1,891,667	1,574,454
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.73	$9.06	$9.327	$11.184	$9.524	$8.415	$10.922
Value at end of period	$13.11	$11.73	$9.06	$9.327	$11.184	$9.524	$8.415
Number of accumulation units outstanding at end of period	118,516	106,276	99,438	96,811	107,964	92,365	140,250
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$10.00						
Value at end of period	$13.93						
Number of accumulation units outstanding at end of period	610,444						
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$14.38	$10.54	$13.844	$13.419	$12.675	$9.764	$10.578
Value at end of period	$16.32	$14.38	$10.54	$13.844	$13.419	$12.675	$9.764
Number of accumulation units outstanding at end of period	1,718,730	2,251,556	2,222,850	2,121,733	1,784,687	1,290,260	1,165,745
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$6.90	$5.02	$7.11				
Value at end of period	$7.54	$6.90	$5.02				
Number of accumulation units outstanding at end of period	55,768	83,909	21,340				
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.02	$9.30	$10.363	$11.232	$11.275	$10.312	$10.524
Value at end of period	$12.05	$11.02	$9.30	$10.363	$11.232	$11.275	$10.312
Number of accumulation units outstanding at end of period	133,841	194,852	159,012	158,589	134,664	93,911	213,970
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$10.46	$8.48	$9.908	$11.292	$11.458	$10.101	$10.604
Value at end of period	$11.62	$10.46	$8.48	$9.908	$11.292	$11.458	$10.101
Number of accumulation units outstanding at end of period	160,170	214,053	224,992	239,231	204,194	169,078	255,775

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.93	$10.58	$11.151	$11.514	$11.073	$10.423	$10.359
Value at end of period	$12.78	$11.93	$10.58	$11.151	$11.514	$11.073	$10.423
Number of accumulation units outstanding at end of period	123,803	145,137	112,797	117,599	137,811	232,707	418,989
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$12.34	$9.98	$13.595	$15.163	$13.870	$11.692	$10.972
Value at end of period	$13.49	$12.34	$9.98	$13.595	$15.163	$13.870	$11.692
Number of accumulation units outstanding at end of period	635,659	902,500	1,321,604	1,164,757	468,299	356,705	350,826
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$15.43	$13.63	$14.690	$15.540	$16.022	$12.741	$10.741
Value at end of period	$16.61	$15.43	$13.63	$14.690	$15.540	$16.022	$12.741
Number of accumulation units outstanding at end of period	843,134	1,443,439	1,577,444	1,370,458	1,015,207	815,864	425,125
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$13.98	$13.24	$12.085	$11.308	$10.727	$10.643	$10.210
Value at end of period	$14.42	$13.98	$13.24	$12.085	$11.308	$10.727	$10.643
Number of accumulation units outstanding at end of period	273,284	519,547	450,181	362,171	289,585	300,761	367,677
JANUS ASPEN GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.06	$8.46	$11.604	$15.543	$18.335	$12.836	$10.918
Value at end of period	$11.46	$11.06	$8.46	$11.604	$15.543	$18.335	$12.836
Number of accumulation units outstanding at end of period	720,882	1,247,164	1,440,390	1,806,995	1,984,176	1,206,255	434,913
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.36	$8.48	$11.861	$19.747	$29.195	$13.056	$10.647
Value at end of period	$13.61	$11.36	$8.48	$11.861	$19.747	$29.195	$13.056
Number of accumulation units outstanding at end of period	1,637,608	2,545,095	2,715,916	3,594,801	3,760,656	2,728,718	1,605,726
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.46	$9.32	$12.611	$16.390	$19.592	$12.009	$11.798
Value at end of period	$11.92	$11.46	$9.32	$12.611	$16.390	$19.592	$12.009
Number of accumulation units outstanding at end of period	1,435,111	2,989,916	3,841,110	4,694,956	5,857,226	4,837,241	4,480,348
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.27	$7.91	$9.38				
Value at end of period	$11.48	$10.27	$7.91				
Number of accumulation units outstanding at end of period	578,568	415,603	161,714				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
LORD ABBETT SERIES FUND – MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.37	$8.38	$9.75				
Value at end of period	$12.76	$10.37	$8.38				
Number of accumulation units outstanding at end of period	289,338	206,996	197,934				
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.69						
Value at end of period	$11.35						
Number of accumulation units outstanding at end of period	208,700						
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$19.78						
Value at end of period	$29.37						
Number of accumulation units outstanding at end of period	56,413						
OPPENHEIMER GLOBAL SECURITIES FUND/VA							
(Funds were first received in this option during July 1998)							
Value at beginning of period	$15.75	$11.10	$14.374	$16.473	$15.800	$10.050	$10.001
Value at end of period	$18.62	$15.75	$11.10	$14.374	$16.473	$15.800	$10.050
Number of accumulation units outstanding at end of period	2,607,975	2,094,653	1,315,756	690,024	182,219	8,820	2,686
OPPENHEIMER STRATEGIC BOND FUND/VA							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$13.39	$11.43	$10.722	$10.309	$10.125	$9.926	$10.025
Value at end of period	$14.43	$13.39	$11.43	$10.722	$10.309	$10.125	$9.926
Number of accumulation units outstanding at end of period	168,275	172,404	52,786	26,225	7,602	4,198	18,786
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$9.76						
Value at end of period	$10.77						
Number of accumulation units outstanding at end of period	74,393						
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.12						
Value at end of period	$10.82						
Number of accumulation units outstanding at end of period	58,300						
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$9.78	$8.04	$9.50				
Value at end of period	$11.29	$9.78	$8.04				
Number of accumulation units outstanding at end of period	416,204	219,768	90,750				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
PIONEER FUND VCT PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$9.31	$7.58	$7.14				
Value at end of period	$10.27	$9.31	$7.58				
Number of accumulation units outstanding at end of period	18,373	16,137	4,916				
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$9.85						
Value at end of period	$10.68						
Number of accumulation units outstanding at end of period	5,956						
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$11.99	$8.79	$10.60				
Value at end of period	$14.53	$11.99	$8.79				
Number of accumulation units outstanding at end of period	479,697	123,316	31,017				
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$15.44						
Value at end of period	$17.40						
Number of accumulation units outstanding at end of period	12,176						
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.80						
Value at end of period	$10.85						
Number of accumulation units outstanding at end of period	1,633,839						
WANGER SELECT							
(Funds were first received in this option during September 2004)							
Value at beginning of period	$9.83						
Value at end of period	$11.44						
Number of accumulation units outstanding at end of period	1,828						
WANGER U.S. SMALLER COMPANIES							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.25						
Value at end of period	$11.61						
Number of accumulation units outstanding at end of period	2,741						
WASHINGTON MUTUAL INVESTORS FUND℠							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.80						
Value at end of period	$10.85						
Number of accumulation units outstanding at end of period	1,066,826						

CONDENSED FINANCIAL INFORMATION

TABLE XIII

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.85%

(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during June 1999)							
Value at beginning of period	$8.93	$6.95	$9.267	$12.183	$13.791	$10.489	
Value at end of period	$9.44	$8.93	$6.95	$9.267	$12.183	$13.791	
Number of accumulation units outstanding at end of period	111,740	101,589	88,509	76,051	36,971	2,863	
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during June 1999)							
Value at beginning of period	$7.86	$6.37	$7.615	$9.954	$11.748	$9.575	
Value at end of period	$8.50	$7.86	$6.37	$7.615	$9.954	$11.748	
Number of accumulation units outstanding at end of period	167,904	149,090	140,721	153,708	79,364	19,774	
AIM V.I. GROWTH FUND							
(Funds were first received in this option during June 1999)							
Value at beginning of period	$5.57	$4.28	$6.255	$9.542	$12.102	$10.118	
Value at end of period	$5.98	$5.57	$4.28	$6.255	$9.542	$12.102	
Number of accumulation units outstanding at end of period	192,222	118,547	111,906	98,665	49,756	14,758	
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during July 1999)							
Value at beginning of period	$7.26	$5.85	$8.465	$9.765	$11.538	$10.458	
Value at end of period	$7.61	$7.26	$5.85	$8.465	$9.765	$11.538	
Number of accumulation units outstanding at end of period	87,936	70,672	63,998	53,598	33,891	10,688	
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$15.25	$12.89	$14.798	$16.038	$16.697	$15.005	$13.124
Value at end of period	$16.37	$15.25	$12.89	$14.798	$16.038	$16.697	$15.005
Number of accumulation units outstanding at end of period	204,431	211,316	201,168	209,909	203,730	200,068	132,605
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.88						
Value at end of period	$11.48						
Number of accumulation units outstanding at end of period	24,649						
EVERGREEN SPECIAL VALUES FUND							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$16.06						
Value at end of period	$18.51						
Number of accumulation units outstanding at end of period	21,369						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$20.28	$15.92	$17.714	$20.359	$21.988	$17.847	$13.824
Value at end of period	$23.22	$20.28	$15.92	$17.714	$20.359	$21.988	$17.847
Number of accumulation units outstanding at end of period	687,425	451,914	366,014	318,516	243,716	303,914	217,720
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$17.30	$13.39	$16,257	$17.252	$16.047	$15.220	$13.708
Value at end of period	$19.13	$17.30	$13.39	$16.257	$17.252	$16.047	$15.220
Number of accumulation units outstanding at end of period	707,385	500,320	445,737	409,548	286,747	303,704	306,099
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$15.74	$11.95	$17.245	$21.120	$23.927	$17.558	$12.857
Value at end of period	$16.14	$15.74	$11.95	$17.245	$21.120	$23.927	$17.558
Number of accumulation units outstanding at end of period	1,247,420	1,135,916	894,056	792,594	596,022	520,647	399,820
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$13.15	$9.25	$11.699	$14.968	$18.661	$13.195	$12.182
Value at end of period	$14.81	$13.15	$9.25	$11.699	$14.968	$18.661	$13.195
Number of accumulation units outstanding at end of period	78,256	50,628	30,785	38,755	25,576	20,580	13,937
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$12.15	$9.28	$11.76				
Value at end of period	$14.91	$12.15	$9.28				
Number of accumulation units outstanding at end of period	164,023	46,716	10,687				
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$12.84	$9.86	$11.68				
Value at end of period	$14.01	$12.84	$9.86				
Number of accumulation units outstanding at end of period	3,688	4,173	167				
ING AMERICAN CENTURY SELECT PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$8.69	$6.53	$7.89				
Value at end of period	$9.03	$8.69	$6.53				
Number of accumulation units outstanding at end of period	8,849	7,543	102				
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.89	$8.10	$10.14				
Value at end of period	$13.10	$10.89	$8.10				
Number of accumulation units outstanding at end of period	45,339	17,021	2,907				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$11.52	$8.71	$10.05				
Value at end of period	$14.62	$11.52	$8.71				
Number of accumulation units outstanding at end of period	36,450	22,344	4,915				
ING FUNDAMENTAL RESEARCH PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$7.87	$6.23	$6.31				
Value at end of period	$8.58	$7.87	$6.23				
Number of accumulation units outstanding at end of period	893	203	54				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$10.17	$8.30	$9.74				
Value at end of period	$10.97	$10.17	$8.30				
Number of accumulation units outstanding at end of period	4,080	626	122				
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$12.89	$10.04	$12.364	$17.066	$21.405	$13.628	$11.868
Value at end of period	$15.20	$12.89	$10.04	$12.364	$17.066	$21.405	$13.628
Number of accumulation units outstanding at end of period	448,992	416,311	405,646	455,677	455,540	471,226	434,054
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$11.85	$9.19	$10.06				
Value at end of period	$14.18	$11.85	$9.19				
Number of accumulation units outstanding at end of period	35,354	9,542	1,644				
ING JULIUS BAER FOREIGN PORTFOLIO							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.85						
Value at end of period	$11.71						
Number of accumulation units outstanding at end of period	3,998						
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$14.21	$11.19	$16.161	$21.662	$23.171	$15.706	$12.661
Value at end of period	$15.91	$14.21	$11.19	$16.161	$21.662	$23.171	$15.706
Number of accumulation units outstanding at end of period	409,678	376,546	432,857	452,342	432,871	399,213	382,755
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during August 2003)							
Value at beginning of period	$11.98	$11.16					
Value at end of period	$13.20	$11.98					
Number of accumulation units outstanding at end of period	24,848	3,103					

	2004	2003	2002	2001	2000	1999	1998
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$12.50	$9.67	$8.85				
Value at end of period	$13.67	$12.50	$9.67				
Number of accumulation units outstanding at end of period	41,647	17,040	64				
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$10.90	$8.34	$7.98				
Value at end of period	$12.43	$10.90	$8.34				
Number of accumulation units outstanding at end of period	8,403	2,791	542				
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$11.09	$10.74	$10.10				
Value at end of period	$11.47	$11.09	$10.74				
Number of accumulation units outstanding at end of period	84,251	59,742	16,334				
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$8.81	$6.43	$10.028	$13.523	$19.150	$12.800	$10.399
Value at end of period	$9.59	$8.81	$6.43	$10.028	$13.523	$19.150	$12.800
Number of accumulation units outstanding at end of period	913,926	901,390	852,175	914,949	838,568	822,854	706,142
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$16.67	$11.95	$11.63				
Value at end of period	$17.93	$16.67	$11.95				
Number of accumulation units outstanding at end of period	9,257	10,461	51				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$7.23	$5.04	$5.82				
Value at end of period	$7.78	$7.23	$5.04				
Number of accumulation units outstanding at end of period	13,064	32,518	74				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during June 2003)							
Value at beginning of period	$12.96	$11.44					
Value at end of period	$14.76	$12.96					
Number of accumulation units outstanding at end of period	49,271	5,121					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$17.85	$13.75	$18.082	$20.313	$20.493	$16.895	$13.562
Value at end of period	$19.48	$17.85	$13.75	$18.082	$20.313	$20.493	$16.895
Number of accumulation units outstanding at end of period	452,366	318,275	265,634	204,548	158,447	195,928	129,123

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$8.99	$7.25	$9.741	$12.418	$13.112	$10.661	$8.861
Value at end of period	$10.23	$8.99	$7.25	$9.741	$12.418	$13.112	$10.661
Number of accumulation units outstanding at end of period	603,217	586,105	618,399	665,571	630,101	681,109	616,205
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.71	$8.33	$9.53				
Value at end of period	$12.40	$10.71	$8.33				
Number of accumulation units outstanding at end of period	71,279	35,510	6,374				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$29.84	$23.69	$23.69				
Value at end of period	$32.73	$29.84	$23.69				
Number of accumulation units outstanding at end of period	325	361	108				
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$16.98	$14.41	$16.203	$17.060	$17.303	$15.360	$13.327
Value at end of period	$18.43	$16.98	$14.41	$16.203	$17.060	$17.303	$15.360
Number of accumulation units outstanding at end of period	1,211,756	1,098,090	1,340,814	1,663,297	1,637,556	1,479,143	1,379,122
ING VP FINANCIAL SERVICES PORTFOLIO							
(Funds were first received in this option during September 2004)							
Value at beginning of period	$10.22						
Value at end of period	$11.15						
Number of accumulation units outstanding at end of period	933						
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during May 2000)							
Value at beginning of period	$3.75	$2.60	$4.464	$5.845	$9.996		
Value at end of period	$3.67	$3.75	$2.60	$4.464	$5.845		
Number of accumulation units outstanding at end of period	376,426	262,849	189,154	126,835	67,524		
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$12.97	$10.38	$13.953	$17.246	$19.535	$16.779	$14.694
Value at end of period	$13.94	$12.97	$10.38	$13.953	$17.246	$19.535	$16.779
Number of accumulation units outstanding at end of period	4,937,394	4,448,547	4,722,482	5,556,404	4,996,223	5,572,187	5,795,667
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$13.88	$10.74	$15.239	$21.073	$24.137	$18.036	$13.357
Value at end of period	$14.75	$13.88	$10.74	$15.239	$21.073	$24.137	$18.036
Number of accumulation units outstanding at end of period	185,449	133,978	131,665	150,713	88,456	65,690	24,240

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$17.48	$13.98	$17.964	$20.975	$23.350	$18.945	$14.692
Value at end of period	$19.17	$17.48	$13.98	$17.964	$20.975	$23.350	$18.945
Number of accumulation units outstanding at end of period	1,005,098	821,901	788,043	743,885	625,951	611,611	459,428
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during August 1998)							
Value at beginning of period	$16.70	$12.72	$14.588	$14.910	$12.540	$10.921	$9.028
Value at end of period	$19.30	$16.70	$12.72	$14.588	$14.910	$12.540	$10.921
Number of accumulation units outstanding at end of period	577,038	340,101	240,603	145,443	52,574	16,931	5,681
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during August 1998)							
Value at beginning of period	$12.47	$9.24	$10.736	$10.574	$9.710	$8.840	$8.464
Value at end of period	$15.10	$12.47	$9.24	$10.736	$10.574	$9.710	$8.840
Number of accumulation units outstanding at end of period	388,780	194,813	126,145	48,920	20,025	20,739	6,564
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$15.81	$15.00	$13.961	$12.949	$11.911	$12.102	$11.381
Value at end of period	$16.44	$15.81	$15.00	$13.961	$12.949	$11.911	$12.102
Number of accumulation units outstanding at end of period	1,033,279	897,843	921,078	904,310	661,112	637,752	654,765
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during August 1998)							
Value at beginning of period	$8.34	$6.37	$8.760	$11.608	$14.693	$9.792	$9.580
Value at end of period	$9.69	$8.34	$6.37	$8.760	$11.608	$14.693	$9.792
Number of accumulation units outstanding at end of period	86,699	45,891	37,686	36,689	21,475	12,523	8,719
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.33	$8.02	$10.24				
Value at end of period	$12.03	$10.33	$8.02				
Number of accumulation units outstanding at end of period	68,875	42,155	14,728				
ING VP MAGNACAP PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$8.89	$6.85	$8.31				
Value at end of period	$9.62	$8.89	$6.85				
Number of accumulation units outstanding at end of period	21,791	29,341	20,481				
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$9.43	$6.96	$8.76				
Value at end of period	$10.42	$9.43	$6.96				
Number of accumulation units outstanding at end of period	14,597	9,976	1,079				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$12.84	$12.83	$12.737	$12.360	$11.717	$11.246	$10.799
Value at end of period	$12.87	$12.84	$12.83	$12.737	$12.360	$11.717	$11.246
Number of accumulation units outstanding at end of period	556,902	627,302	644,548	515,677	371,039	472,335	396,669
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$13.41	$10.36	$10.674	$12.806	$10.911	$9.645	$11.047
Value at end of period	$14.98	$13.41	$10.36	$10.674	$12.806	$10.911	$9.645
Number of accumulation units outstanding at end of period	39,847	25,760	26,534	24,510	23,332	28,939	14,190
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$11.41						
Value at end of period	$13.92						
Number of accumulation units outstanding at end of period	21,014						
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$20.16	$14.79	$19.434	$18.847	$17.810	$13.728	$13.558
Value at end of period	$22.87	$20.16	$14.79	$19.434	$18.847	$17.810	$13.728
Number of accumulation units outstanding at end of period	270,368	230,420	196,561	131,465	86,790	36,864	25,298
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$6.89	$5.01	$7.67				
Value at end of period	$7.52	$6.89	$5.01				
Number of accumulation units outstanding at end of period	14,722	47,391	23,454				
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$14.56	$12.29	$13.700	$14.857	$14.921	$13.654	$13.063
Value at end of period	$15.91	$14.56	$12.29	$13.700	$14.857	$14.921	$13.654
Number of accumulation units outstanding at end of period	190,198	114,705	100,728	97,325	65,823	121,322	102,916
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$14.57	$11.82	$13.823	$15.761	$16.002	$14.113	$13.699
Value at end of period	$16.19	$14.57	$11.82	$13.823	$15.761	$16.002	$14.113
Number of accumulation units outstanding at end of period	235,562	186,384	153,004	146,446	120,341	150,454	70,991
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$15.00	$13.31	$14.033	$14.497	$13.950	$13.136	$12.497
Value at end of period	$16.06	$15.00	$13.31	$14.033	$14.497	$13.950	$13.136
Number of accumulation units outstanding at end of period	77,212	67,737	73,306	71,454	44,708	83,670	61,043

	2004	2003	2002	2001	2000	1999	1998
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$16.99	$13.76	$18.740	$20.911	$19.138	$16.141	$13.404
Value at end of period	$18.56	$16.99	$13.76	$18.740	$20.911	$19.138	$16.141
Number of accumulation units outstanding at end of period	235,566	175,631	135,961	100,115	35,815	19,877	15,014
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$21.63	$19.13	$20.621	$21.825	$22.513	$17.912	$13.744
Value at end of period	$23.28	$21.63	$19.13	$20.621	$21.825	$22.513	$17.912
Number of accumulation units outstanding at end of period	493,645	401,444	311,169	238,039	157,519	141,750	47,668
JANUS ASPEN FLEXIBLE BOND PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$17.14	$16.24	$14.828	$13.881	$13.175	$13.078	$12.306
Value at end of period	$17.66	$17.14	$16.24	$14.828	$13.881	$13.175	$13.078
Number of accumulation units outstanding at end of period	196,825	220,008	180,492	105,379	53,425	35,683	25,566
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$15.33	$11.73	$16.104	$21.581	$25.471	$17.841	$13.512
Value at end of period	$15.88	$15.33	$11.73	$16.104	$21.581	$25.471	$17.841
Number of accumulation units outstanding at end of period	493,053	482,648	525,669	635,214	569,519	538,138	446,603
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$12.29	$9.17	$12.837	$21.383	$31.629	$14.152	$10.427
Value at end of period	$14.71	$12.29	$9.17	$12.837	$21.383	$31.629	$14.152
Number of accumulation units outstanding at end of period	1,163,047	1,069,290	1,029,117	1,011,775	758,937	608,435	320,159
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during January 1998)							
Value at beginning of period	$16.77	$13.64	$18.471	$24.018	$28.723	$17.615	$14.300
Value at end of period	$17.43	$16.77	$13.64	$18.471	$24.018	$28.723	$17.615
Number of accumulation units outstanding at end of period	873,972	880,706	907,955	972,147	836,805	864,936	710,851
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during April 2002)							
Value at beginning of period	$10.26	$7.90	$9.94				
Value at end of period	$11.46	$10.26	$7.90				
Number of accumulation units outstanding at end of period	738,288	252,309	64,173				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during April 2002)							
Value at beginning of period	$10.35	$8.37	$10.07				
Value at end of period	$12.74	$10.35	$8.37				
Number of accumulation units outstanding at end of period	158,816	106,857	36,916				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.99						
Value at end of period	$11.35						
Number of accumulation units outstanding at end of period	49,472						
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$21.94						
Value at end of period	$29.30						
Number of accumulation units outstanding at end of period	16,831						
OPPENHEIMER GLOBAL SECURITIES FUND/VA							
(Funds were first received in this option during August 1998)							
Value at beginning of period	$15.71	$11.08	$14.347	$16.451	$15.787	$10.046	$9.275
Value at end of period	$18.56	$15.71	$11.08	$14.347	$16.451	$15.787	$10.046
Number of accumulation units outstanding at end of period	657,638	469,451	245,692	107,764	43,641	10,762	7,592
OPPENHEIMER STRATEGIC BOND FUND/VA							
(Funds were first received in this option during August 1998)							
Value at beginning of period	$13.35	$11.40	$10.702	$10.295	$10.116	$9.922	$9.935
Value at end of period	$14.38	$13.35	$11.40	$10.702	$10.295	$10.116	$9.922
Number of accumulation units outstanding at end of period	116,322	55,390	27,082	12,571	7,153	5,761	2,776
PAX WORLD BALANCED FUND, INC.							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$9.56	$8.22	$8.22				
Value at end of period	$10.75	$9.56	$8.22				
Number of accumulation units outstanding at end of period	23,476	22,809	7,092				
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$10.27						
Value at end of period	$10.81						
Number of accumulation units outstanding at end of period	16,991						
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$9.77	$8.04	$9.66				
Value at end of period	$11.27	$9.77	$8.04				
Number of accumulation units outstanding at end of period	90,772	110,507	46,117				
PIONEER FUND VCT PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$9.30	$7.58	$8.88				
Value at end of period	$10.26	$9.30	$7.58				
Number of accumulation units outstanding at end of period	21,023	18,505	11,262				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$9.85						
Value at end of period	$10.68						
Number of accumulation units outstanding at end of period	21,060						
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$11.98	$8.79	$10.54				
Value at end of period	$14.50	$11.98	$8.79				
Number of accumulation units outstanding at end of period	74,326	60,996	24,469				
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.94						
Value at end of period	$11.64						
Number of accumulation units outstanding at end of period	7,770						
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.65						
Value at end of period	$10.85						
Number of accumulation units outstanding at end of period	128,793						
WANGER SELECT							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.97						
Value at end of period	$11.44						
Number of accumulation units outstanding at end of period	13,495						
WANGER U.S. SMALLER COMPANIES							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$10.18						
Value at end of period	$11.60						
Number of accumulation units outstanding at end of period	12,356						
WASHINGTON MUTUAL INVESTORS FUND^{SM}							
(Funds were first received in this option during May 2004)							
Value at beginning of period	$9.98						
Value at end of period	$10.84						
Number of accumulation units outstanding at end of period	88,143						

CONDENSED FINANCIAL INFORMATION

TABLE XIV
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.90%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during May 2000)							
Value at beginning of period	$8.91	$6.94	$9.255	$12.173	$14.065		
Value at end of period	$9.41	$8.91	$6.94	$9.255	$12.173		
Number of accumulation units outstanding at end of period	3,821	3,991	4,262	4,934	2,279		
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during April 2000)							
Value at beginning of period	$7.85	$6.36	$7.605	$9.945	$12.256		
Value at end of period	$8.47	$7.85	$6.36	$7.605	$9.945		
Number of accumulation units outstanding at end of period	2,255	1,758	3,976	8,876	6,406		
AIM V.I. GROWTH FUND							
(Funds were first received in this option during December 1999)							
Value at beginning of period	$5.56	$4.27	$6.246	$9.533	$12.098	$11.422	
Value at end of period	$5.96	$5.56	$4.27	$6.246	$9.533	$12.098	
Number of accumulation units outstanding at end of period	3,857	8,879	3,914	31,877	26,082	264	
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during July 1999)							
Value at beginning of period	$7.24	$5.84	$8.454	$9.757	$11.534	$10.450	
Value at end of period	$7.59	$7.24	$5.84	$8.454	$9.757	$11.534	
Number of accumulation units outstanding at end of period	8,499	8,159	8,539	18,379	8,902	617	
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during August 1999)							
Value at beginning of period	$11.32	$9.57	$10.991	$11.918	$12.414	$11.320	
Value at end of period	$12.14	$11.32	$9.57	$10.991	$11.918	$12.414	
Number of accumulation units outstanding at end of period	9,191	9,574	6,989	2,331	4,895	3,589	
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$9.98						
Value at end of period	$11.48						
Number of accumulation units outstanding at end of period	754						
EVERGREEN SPECIAL VALUES FUND							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$16.88						
Value at end of period	$18.47						
Number of accumulation units outstanding at end of period	491						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during March 1998)							
Value at beginning of period	$13.93	$10.94	$12.183	$14.009	$15.138	$12.293	$10.737
Value at end of period	$15.95	$13.93	$10.94	$12.183	$14.009	$15.138	$12.293
Number of accumulation units outstanding at end of period	102,099	76,721	42,179	17,291	32,744	25,519	1,038
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during September 1998)							
Value at beginning of period	$12.10	$9.37	$11.381	$12.083	$11.245	$10.671	$9.265
Value at end of period	$13.37	$12.10	$9.37	$11.381	$12.083	$11.245	$10.671
Number of accumulation units outstanding at end of period	55,599	43,566	29,308	11,264	11,254	6,809	20
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$11.61	$8.82	$12.727	$15.596	$17.677	$12.978	$10.757
Value at end of period	$11.89	$11.61	$8.82	$12.727	$15.596	$17.677	$12.978
Number of accumulation units outstanding at end of period	88,224	81,136	61,739	60,877	42,684	9,393	1,343
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during December 1999)							
Value at beginning of period	$10.48	$7.37	$9.335	$11.949	$14.905	$13.705	
Value at end of period	$11.80	$10.48	$7.37	$9.335	$11.949	$14.905	
Number of accumulation units outstanding at end of period	6,522	9,973	5,004	5,301	4,436	2,474	
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$12.14	$9.27	$11.22				
Value at end of period	$14.89	$12.14	$9.27				
Number of accumulation units outstanding at end of period	4,281	1,975	1,120				
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$12.82	$10.47					
Value at end of period	$13.99	$12.82					
Number of accumulation units outstanding at end of period	1,640	740					
ING AMERICAN CENTURY SELECT PORTFOLIO							
(Funds were first received in this option during December 2003)							
Value at beginning of period	$8.68	$8.47					
Value at end of period	$9.01	$8.68					
Number of accumulation units outstanding at end of period	45	28					
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$10.88	$8.18					
Value at end of period	$13.08	$10.88					
Number of accumulation units outstanding at end of period	2,817	2,243					

CFI - 103

	2004	2003	2002	2001	2000	1999	1998
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$11.51	$8.71	$10.05				
Value at end of period	$14.60	$11.51	$8.71				
Number of accumulation units outstanding at end of period	3,586	477	11				
ING FUNDAMENTAL RESEARCH PORTFOLIO							
(Funds were first received in this option during January 2004)							
Value at beginning of period	$7.94						
Value at end of period	$8.57						
Number of accumulation units outstanding at end of period	35						
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO							
(Funds were first received in this option during March 2003)							
Value at beginning of period	$10.16	$8.23					
Value at end of period	$10.95	$10.16					
Number of accumulation units outstanding at end of period	3,065	85					
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during March 1998)							
Value at beginning of period	$10.41	$8.11	$9.991	$13.797	$17.314	$11.029	$10.020
Value at end of period	$12.26	$10.41	$8.11	$9.991	$13.797	$17.314	$11.029
Number of accumulation units outstanding at end of period	15,140	14,013	7,663	7,080	19,569	15,231	10
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during December 2002)							
Value at beginning of period	$11.84	$9.19	$9.16				
Value at end of period	$14.16	$11.84	$9.19				
Number of accumulation units outstanding at end of period	1,651	706	6				
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$10.52	$8.29	$11.973	$16.057	$17.184	$11.654	$11.183
Value at end of period	$11.77	$10.52	$8.29	$11.973	$16.057	$17.184	$11.654
Number of accumulation units outstanding at end of period	18,051	18,219	13,889	7,724	14,267	11,687	957
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during January 2004)							
Value at beginning of period	$12.25						
Value at end of period	$13.20						
Number of accumulation units outstanding at end of period	1,007						
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during December 2002)							
Value at beginning of period	$12.48	$9.67	$9.61				
Value at end of period	$13.65	$12.48	$9.67				
Number of accumulation units outstanding at end of period	850	410	29				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during December 2002)							
Value at beginning of period	$10.89	$8.34	$8.31				
Value at end of period	$12.42	$10.89	$8.34				
Number of accumulation units outstanding at end of period	31	10	29				
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during June 2002)							
Value at beginning of period	$11.08	$10.74	$10.16				
Value at end of period	$11.45	$11.08	$10.74				
Number of accumulation units outstanding at end of period	28,671	20,126	423				
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$7.87	$5.75	$8.966	$12.097	$17.139	$11.462	$10.233
Value at end of period	$8.56	$7.87	$5.75	$8.966	$12.097	$17.139	$11.462
Number of accumulation units outstanding at end of period	56,375	56,062	36,616	17,147	29,261	20,776	236
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$16.65	$13.04					
Value at end of period	$17.90	$16.65					
Number of accumulation units outstanding at end of period	411	1,605					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$7.22	$5.04	$5.22				
Value at end of period	$7.77	$7.22	$5.04				
Number of accumulation units outstanding at end of period	3,676	1,036	15				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during January 2004)							
Value at beginning of period	$13.28						
Value at end of period	$14.77						
Number of accumulation units outstanding at end of period	734						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$12.43	$9.58	$12.601	$14.163	$14.296	$11.792	$10.840
Value at end of period	$13.55	$12.43	$9.58	$12.601	$14.163	$14.296	$11.792
Number of accumulation units outstanding at end of period	35,900	30,896	24,357	13,888	8,707	6,405	169
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$9.57	$7.72	$10.378	$13.236	$13.982	$11.375	$10.954
Value at end of period	$10.88	$9.57	$7.72	$10.378	$13.236	$13.982	$11.375
Number of accumulation units outstanding at end of period	19,509	17,592	14,360	7,346	11,609	8,901	828

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during November 2002)							
Value at beginning of period	$10.70	$8.33	$8.35				
Value at end of period	$12.38	$10.70	$8.33				
Number of accumulation units outstanding at end of period	9,595	1,487	16				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$30.63						
Value at end of period	$32.68						
Number of accumulation units outstanding at end of period	11						
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$12.31	$10.45	$11.751	$12.379	$12.561	$11.157	$10.451
Value at end of period	$13.34	$12.31	$10.45	$11.751	$12.379	$12.561	$11.157
Number of accumulation units outstanding at end of period	30,371	32,732	24,613	18,354	21,070	13,521	1,648
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during July 2000)							
Value at beginning of period	$3.74	$2.60	$4.460	$5.842	$9.925		
Value at end of period	$3.66	$3.74	$2.60	$4.460	$5.842		
Number of accumulation units outstanding at end of period	20,733	17,133	6,165	15,740	8,843		
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during March 1998)							
Value at beginning of period	$8.33	$6.67	$8.971	$11.094	$12.572	$10.804	$10.562
Value at end of period	$8.95	$8.33	$6.67	$8.971	$11.094	$12.572	$10.804
Number of accumulation units outstanding at end of period	198,181	208,104	171,718	90,960	131,645	128,637	8,243
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$9.73	$7.53	$10.598	$14.801	$16.962	$12.681	$10.958
Value at end of period	$10.34	$9.73	$7.53	$10.598	$14.801	$16.962	$12.681
Number of accumulation units outstanding at end of period	16,929	22,925	19,311	19,302	18,739	4,182	628
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during March 1998)							
Value at beginning of period	$11.23	$8.99	$11.556	$13.500	$15.036	$12.206	$10.648
Value at end of period	$12.31	$11.23	$8.99	$11.556	$13.500	$15.036	$12.206
Number of accumulation units outstanding at end of period	67,929	64,085	46,181	39,494	35,744	14,614	2,384
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$16.65	$12.69	$14.561	$14.890	$12.529	$11.099	
Value at end of period	$19.24	$16.65	$12.69	$14.561	$14.890	$12.529	
Number of accumulation units outstanding at end of period	24,390	16,411	11,144	6,947	3,893	42	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during September 1998)							
Value at beginning of period	$12.44	$9.22	$10.716	$10.559	$9.702	$8.837	$9.582
Value at end of period	$15.05	$12.44	$9.22	$10.716	$10.559	$9.702	$8.837
Number of accumulation units outstanding at end of period	14,248	7,682	4,527	1,350	1,100	586	62
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during March 1998)							
Value at beginning of period	$13.88	$13.18	$12.273	$11.388	$10.481	$10.654	$10.070
Value at end of period	$14.43	$13.88	$13.18	$12.273	$11.388	$10.481	$10.654
Number of accumulation units outstanding at end of period	35,058	29,605	12,079	8,760	3,653	2,670	383
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during September 1999)							
Value at beginning of period	$8.32	$6.35	$8.744	$11.592	$14.680	$11.286	
Value at end of period	$9.66	$8.32	$6.35	$8.744	$11.592	$14.680	
Number of accumulation units outstanding at end of period	1,494	2,064	1,593	2,216	1,341	24	
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$10.32	$8.02	$9.88				
Value at end of period	$12.01	$10.32	$8.02				
Number of accumulation units outstanding at end of period	1,708	1,724	871				
ING VP MAGNACAP PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$8.89	$7.33					
Value at end of period	$9.61	$8.89					
Number of accumulation units outstanding at end of period	243	124					
ING VP MIDCAP OPPORTUNIES PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$9.41	$7.20					
Value at end of period	$10.41	$9.41					
Number of accumulation units outstanding at end of period	794	338					
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during October 1998)							
Value at beginning of period	$11.82	$11.82	$11.740	$11.398	$10.811	$10.381	$10.297
Value at end of period	$11.84	$11.82	$11.82	$11.740	$11.398	$10.811	$10.381
Number of accumulation units outstanding at end of period	26,478	45,067	13,540	14,165	21,482	11,232	1,235
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during February 2001)							
Value at beginning of period	$11.67	$9.02	$9.295	$11.304			
Value at end of period	$13.03	$11.67	$9.02	$9.295			
Number of accumulation units outstanding at end of period	1,052	1,078	1,078	5.23			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during August 2004)							
Value at beginning of period	$11.68						
Value at end of period	$13.92						
Number of accumulation units outstanding at end of period	108						
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$13.94	$10.23	$13.447	$13.048	$12.336	$9.513	$10.939
Value at end of period	$15.80	$13.94	$10.23	$13.447	$13.048	$12.336	$9.513
Number of accumulation units outstanding at end of period	21,355	26,389	23,170	22,619	13,291	6,872	2,604
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$6.88	$5.01	$7.80				
Value at end of period	$7.51	$6.88	$5.01				
Number of accumulation units outstanding at end of period	310	795	177				
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO							
(Funds were first received in this option during August 1999)							
Value at beginning of period	$10.82	$9.14	$10.195	$11.061	$11.115	$10.489	
Value at end of period	$11.82	$10.82	$9.14	$10.195	$11.061	$11.115	
Number of accumulation units outstanding at end of period	878	525	1,352	2,380	6,135	4,102	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during October 1998)							
Value at beginning of period	$10.25	$8.32	$9.734	$11.104	$11.279	$9.953	$9.227
Value at end of period	$11.38	$10.25	$8.32	$9.734	$11.104	$11.279	$9.953
Number of accumulation units outstanding at end of period	1,087	3,045	2,511	2,015	22,446	19,046	212
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$11.79	$10.47	$11.040	$11.412	$10.986	$10.351	$10.390
Value at end of period	$12.62	$11.79	$10.47	$11.040	$11.412	$10.986	$10.351
Number of accumulation units outstanding at end of period	1,173	2,464	2,987	3,430	1,924	549	37
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during March 1998)							
Value at beginning of period	$12.04	$9.75	$13.287	$14.834	$13.583	$11.462	$10.515
Value at end of period	$13.14	$12.04	$9.75	$13.287	$14.834	$13.583	$11.462
Number of accumulation units outstanding at end of period	21,027	21,323	18,033	11,962	7,999	6,154	3,526
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$15.05	$13.31	$14.357	$15.203	$15.690	$12.490	$10.570
Value at end of period	$16.18	$15.05	$13.31	$14.357	$15.203	$15.690	$12.490
Number of accumulation units outstanding at end of period	37,701	36,552	26,367	36,137	30,781	5,703	479

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
JANUS ASPEN FLEXIBLE BOND PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$13.90	$13.19	$12.044	$11.280	$10.712	$10.638	$10.232
Value at end of period	$14.33	$13.90	$13.19	$12.044	$11.280	$10.712	$10.638
Number of accumulation units outstanding at end of period	10,369	11,850	7,868	4,326	4,152	5,764	393
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during June 1998)							
Value at beginning of period	$10.68	$8.18	$11.234	$15.062	$17.786	$12.464	$10.569
Value at end of period	$11.06	$10.68	$8.18	$11.234	$15.062	$17.786	$12.464
Number of accumulation units outstanding at end of period	49,287	54,718	42,256	22,306	20,667	11,348	128
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$11.11	$8.30	$11.621	$19.367	$28.662	$12.830	$10.787
Value at end of period	$13.30	$11.11	$8.30	$11.621	$19.367	$28.662	$12.830
Number of accumulation units outstanding at end of period	57,774	67,042	56,606	49,490	48,046	17,145	353
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during March 1998)							
Value at beginning of period	$11.16	$9.08	$12.297	$15.998	$19.141	$11.745	$10.606
Value at end of period	$11.58	$11.16	$9.08	$12.297	$15.998	$19.141	$11.745
Number of accumulation units outstanding at end of period	71,081	81,790	70,621	51,113	51,009	26,947	5,140
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$10.25	$7.89	$9.94				
Value at end of period	$11.44	$10.25	$7.89				
Number of accumulation units outstanding at end of period	20,384	10,722	4,598				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$10.34	$8.36	$9.69				
Value at end of period	$12.71	$10.34	$8.36				
Number of accumulation units outstanding at end of period	8,606	4,787	3,359				
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during August 2004)							
Value at beginning of period	$9.70						
Value at end of period	$11.35						
Number of accumulation units outstanding at end of period	1,714						
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$21.85						
Value at end of period	$29.24						
Number of accumulation units outstanding at end of period	2,295						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
OPPENHEIMER GLOBAL SECURITIES FUND/VA							
(Funds were first received in this option during July 2000)							
Value at beginning of period	$15.66	$11.05	$14.321	$16.429	$17.689		
Value at end of period	$18.50	$15.66	$11.05	$14.321	$16.429		
Number of accumulation units outstanding at end of period	29,947	18,329	9,472	6,138	3,722		
OPPENHEIMER STRATEGIC BOND FUND/VA							
(Funds were first received in this option during March 2000)							
Value at beginning of period	$13.31	$11.37	$10.683	$10.281	$10.244		
Value at end of period	$14.34	$13.31	$11.37	$10.683	$10.281		
Number of accumulation units outstanding at end of period	6,295	2,875	1,856	99	183		
PIMCO VIT REAL RETURN PORTFOLI							
(Funds were first received in this option during November 2004)							
Value at beginning of period	$10.60						
Value at end of period	$10.81						
Number of accumulation units outstanding at end of period	93						
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$9.76	$8.03	$9.84				
Value at end of period	$11.25	$9.76	$8.03				
Number of accumulation units outstanding at end of period	8,283	7,813	3,893				
PIONEER FUND VCT PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$9.29	$7.90					
Value at end of period	$10.24	$9.29					
Number of accumulation units outstanding at end of period	1,035	9					
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$10.39						
Value at end of period	$10.67						
Number of accumulation units outstanding at end of period	271						
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during March 2002)							
Value at beginning of period	$11.96	$8.78	$10.39				
Value at end of period	$14.48	$11.96	$8.78				
Number of accumulation units outstanding at end of period	6,231	1,839	38				
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during October 2004)							
Value at beginning of period	$15.69						
Value at end of period	$17.34						
Number of accumulation units outstanding at end of period	142						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.03						
Value at end of period	$10.84						
Number of accumulation units outstanding at end of period	6,069						
WANGER SELECT							
(Funds were first received in this option during August 2004)							
Value at beginning of period	$9.50						
Value at end of period	$11.43						
Number of accumulation units outstanding at end of period	23						
WASHINGTON MUTUAL INVESTORS FUND℠							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.17						
Value at end of period	$10.84						
Number of accumulation units outstanding at end of period	4,468						

CONDENSED FINANCIAL INFORMATION

TABLE XV
FOR CONTRACTS ISSUED UNDER 403(b) 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during June 1999)									
Value at beginning of period	$8.88	$6.92	$9.242	$12.162	$13.781	$10.487			
Value at end of period	$9.38	$8.88	$6.92	$9.242	$12.162	$13.781			
Number of accumulation units outstanding at end of period	76,699	91,829	78,026	77,645	47,485	613			
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$7.83	$6.35	$7.595	$9.937	$11.740	$10.261			
Value at end of period	$8.45	$7.83	$6.35	$7.595	$9.937	$11.740			
Number of accumulation units outstanding at end of period	120,404	151,077	136,853	137,710	95,583	10,352			
AIM V.I. GROWTH FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$5.54	$4.27	$6.238	$9.525	$12.094	$9.465			
Value at end of period	$5.94	$5.54	$4.27	$6.238	$9.525	$12.094			
Number of accumulation units outstanding at end of period	121,859	107,652	86,609	91,693	85,385	6,722			
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during June 1999)									
Value at beginning of period	$7.23	$5.83	$8.443	$9.748	$11.530	$9.827			
Value at end of period	$7.57	$7.23	$5.83	$8.443	$9.748	$11.530			
Number of accumulation units outstanding at end of period	145,708	144,962	135,402	64,852	31,332	14,638			
CALVERT SOCIAL BALANCED PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$15.13	$12.80	$14.715	$15.964	$16.636	$14.965	$12.994	$10.924	$10.000
Value at end of period	$16.23	$15.13	$12.80	$14.715	$15.964	$16.636	$14.965	$12.994	$10.924
Number of accumulation units outstanding at end of period	52,199	81,001	77,039	74,268	68,102	117,902	95,020	93,905	19,808
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$9.99								
Value at end of period	$11.47								
Number of accumulation units outstanding at end of period	29,104								

	2004	2003	2002	2001	2000	1999	1998	1997	1996
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during January 2001)									
Value at beginning of period	$15.50	$11.56	$12.556	$10.967					
Value at end of period	$18.43	$15.50	$11.56	$12.556					
Number of accumulation units outstanding at end of period	48,298	23,843	23,312	15,173					
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$20.13	$15.82	$17.614	$20.265	$21.908	$17.800	$13.825	$11.243	$10.000
Value at end of period	$23.02	$20.13	$15.82	$17.614	$20.265	$21.908	$17.800	$13.825	$11.243
Number of accumulation units outstanding at end of period	771,059	733,980	639,593	545,557	427,085	357,610	254,734	266,396	95,199
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$17.17	$13.30	$16.166	$17.172	$15.989	$15.180	$13.729	$10.819	$10.000
Value at end of period	$18.97	$17.17	$13.30	$16.166	$17.172	$15.989	$15.180	$13.729	$10.819
Number of accumulation units outstanding at end of period	568,436	534,835	463,075	409,962	306,174	188,394	147,150	125,669	27,639
FIDELITY® VIP GROWTH PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$15.62	$11.87	$17.147	$21.023	$23.840	$17.512	$12.674	$10.362	$10.000
Value at end of period	$16.00	$15.62	$11.87	$17.147	$21.023	$23.840	$17.512	$12.674	$10.362
Number of accumulation units outstanding at end of period	707,614	829,140	811,549	756,416	573,111	345,699	165,194	150,612	54,133
FIDELITY® VIP OVERSEAS PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$13.05	$9.19	$11.633	$14.898	$18.593	$13.160	$11.783	$10.664	$10.000
Value at end of period	$14.68	$13.05	$9.19	$11.633	$14.898	$18.593	$13.160	$11.783	$10.664
Number of accumulation units outstanding at end of period	91,364	48,527	29,735	24,429	25,964	10,723	9,217	20,273	3,820
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during December 2001)									
Value at beginning of period	$12.12	$9.26	$10.307	$10.307					
Value at end of period	$14.86	$12.12	$9.26	$10.307					
Number of accumulation units outstanding at end of period	113,358	71,086	39,468	237					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING AELTUS ENHANCED INDEX PORTFOLIO (Funds were first received in this option during August 2002)									
Value at beginning of period	$7.85	$6.22	$6.64						
Value at end of period	$8.55	$7.85	$6.22						
Number of accumulation units outstanding at end of period	5,687	2,567	91						
ING AMERICAN CENTURY SELECT PORTFOLIO (Funds were first received in this option during May 2002)									
Value at beginning of period	$8.67	$6.52	$8.61						
Value at end of period	$9.00	$8.67	$6.52						
Number of accumulation units outstanding at end of period	9,415	5,249	154						
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO (Funds were first received in this option during May 2002)									
Value at beginning of period	$10.87	$8.10	$10.05						
Value at end of period	$13.06	$10.87	$8.10						
Number of accumulation units outstanding at end of period	35,545	13,130	1,360						
ING BARON SMALL CAP GROWTH PORTFOLIO (Funds were first received in this option during June 2002)									
Value at beginning of period	$11.50	$8.70	$9.84						
Value at end of period	$14.58	$11.50	$8.70						
Number of accumulation units outstanding at end of period	56,330	20,763	4,066						
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO (Funds were first received in this option during June 2002)									
Value at beginning of period	$10.15	$8.29	$9.16						
Value at end of period	$10.93	$10.15	$8.29						
Number of accumulation units outstanding at end of period	2,308	1,900	376						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO (Funds were first received in this option during November 1997)									
Value at beginning of period	$12.79	$9.98	$12.294	$16.987	$21.327	$13.592	$11.522	$11.376	
Value at end of period	$15.06	$12.79	$9.98	$12.294	$16.987	$21.327	$13.592	$11.522	
Number of accumulation units outstanding at end of period	160,285	193,123	248,518	244,684	237,253	248,204	234,075	351,150	
ING JPMORGAN MID CAP VALUE PORTFOLIO (Funds were first received in this option during June 2002)									
Value at beginning of period	$11.83	$9.19	$9.64						
Value at end of period	$14.14	$11.83	$9.19						
Number of accumulation units outstanding at end of period	34,196	17,547	3,891						
ING JULIUS BAER FOREIGN PORTFOLIO (Funds were first received in this option during May 2004)									
Value at beginning of period	$9.85								
Value at end of period	$11.71								
Number of accumulation units outstanding at end of period	6,606								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO (Funds were first received in this option during November 1997)									
Value at beginning of period	$14.10	$11.12	$16.070	$21.561	$23.087	$15.664	$12.478	$12.296	
Value at end of period	$15.77	$14.10	$11.12	$16.070	$21.561	$23.087	$15.664	$12.478	
Number of accumulation units outstanding at end of period	171,617	234,751	251,887	248,057	214,279	121,012	103,317	96,338	
ING MFS TOTAL RETURN PORTFOLIO (Funds were first received in this option during June 2003)									
Value at beginning of period	$11.97	$11.21							
Value at end of period	$13.18	$11.97							
Number of accumulation units outstanding at end of period	72,199	16,439							
ING OPCAP BALANCED VALUE PORTFOLIO (Funds were first received in this option during June 2002)									
Value at beginning of period	$12.47	$9.66	$10.72						
Value at end of period	$13.63	$12.47	$9.66						
Number of accumulation units outstanding at end of period	46,042	29,965	235						
ING OPPENHEIMER GLOBAL PORTFOLIO (Funds were first received in this option during June 2002)									
Value at beginning of period	$10.88	$8.34	$9.68						
Value at end of period	$12.40	$10.88	$8.34						
Number of accumulation units outstanding at end of period	6,815	7,249	3,841						
ING PIMCO TOTAL RETURN PORTFOLIO (Funds were first received in this option during June 2002)									
Value at beginning of period	$11.07	$10.74	$10.17						
Value at end of period	$11.44	$11.07	$10.74						
Number of accumulation units outstanding at end of period	222,087	185,400	64,232						
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO (Funds were first received in this option during November 1997)									
Value at beginning of period	$8.75	$6.39	$9.971	$13.460	$19.080	$12.767	$9.940	$10.062	
Value at end of period	$9.51	$8.75	$6.39	$9.971	$13.460	$19.080	$12.767	$9.940	
Number of accumulation units outstanding at end of period	498,958	556,545	600,762	610,352	526,040	684,437	626,638	795,375	
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO (Funds were first received in this option during September 2002)									
Value at beginning of period	$16.64	$11.94	$10.95						
Value at end of period	$17.87	$16.64	$11.94						
Number of accumulation units outstanding at end of period	19,333	14,233	451						
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO (Funds were first received in this option during January 2003)									
Value at beginning of period	$12.81	$10.47							
Value at end of period	$13.96	$12.81							
Number of accumulation units outstanding at end of period	16,982	13,915							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$7.21	$5.03	$5.44						
Value at end of period	$7.75	$7.21	$5.03						
Number of accumulation units outstanding at end of period	40,374	47,192	1,545						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during May 2003)									
Value at beginning of period	$12.95	$10.73							
Value at end of period	$14.74	$12.95							
Number of accumulation units outstanding at end of period	47,173	3,114							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$17.72	$13.66	$17.980	$20.219	$20.418	$16.851	$13.332	$13.062	
Value at end of period	$19.31	$17.72	$13.66	$17.980	$20.219	$20.418	$16.851	$13.332	
Number of accumulation units outstanding at end of period	366,063	380,043	329,144	353,929	310,665	257,759	197,938	238,562	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$8.92	$7.21	$9.686	$12.361	$13.064	$10.633	$8.727	$8.897	
Value at end of period	$10.14	$8.92	$7.21	$9.686	$12.361	$13.064	$10.633	$8.727	
Number of accumulation units outstanding at end of period	251,554	284,369	339,751	352,288	344,610	259,783	237,867	484,407	
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$10.69	$8.32	$9.53						
Value at end of period	$12.36	$10.69	$8.32						
Number of accumulation units outstanding at end of period	67,854	33,092	6,264						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Funds were first received in this option during September 2002)									
Value at beginning of period	$29.78	$23.66	$22.30						
Value at end of period	$32.63	$29.78	$23.66						
Number of accumulation units outstanding at end of period	3,252	224	73						
ING VP BALANCED PORTFOLIO, INC.									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$16.85	$14.31	$16.112	$16.981	$17.240	$15.320	$13.226	$10.902	$10.000
Value at end of period	$18.27	$16.85	$14.31	$16.112	$16.981	$17.240	$15.320	$13.226	$10.902
Number of accumulation units outstanding at end of period	349,405	485,183	485,662	627,674	592,454	565,751	468,468	986,711	702,222

CFI - 116

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP FINANCIAL SERVICES PORTFOLIO									
(Funds were first received in this option during November 2004)									
Value at beginning of period	$9.99								
Value at end of period	$11.15								
Number of accumulation units outstanding at end of period	10								
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during May 2000)									
Value at beginning of period	$3.74	$2.59	$4.456	$5.840	$9.735				
Value at end of period	$3.65	$3.74	$2.59	$4.456	$5.840				
Number of accumulation units outstanding at end of period	356,885	413,691	180,750	126,033	55,835				
ING VP GROWTH AND INCOME PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$12.87	$10.31	$13.874	$17.166	$19.464	$16.735	$14.756	$11.469	$10.000
Value at end of period	$13.82	$12.87	$10.31	$13.874	$17.166	$19.464	$16.736	$14.756	$11.469
Number of accumulation units outstanding at end of period	1,979,763	2,504,149	2,717,004	3,054,662	3,034,488	2,450,338	2,224,467	3,760,076	2,876,728
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during August 1997)									
Value at beginning of period	$13.79	$10.68	$15.167	$20.994	$24.071	$18.005	$13.202	$12.787	
Value at end of period	$14.64	$13.79	$10.68	$15.167	$20.994	$24.071	$18.005	$13.202	
Number of accumulation units outstanding at end of period	142,836	155,151	138,901	142,510	99,761	53,957	25,778	1,880	
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(The initial accumulation unit value was established during August 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$17.35	$13.89	$17.869	$20.885	$23.273	$18.902	$14.500	$10.934	$10.000
Value at end of period	$19.01	$17.35	$13.89	$17.869	$20.885	$23.273	$18.902	$14.500	$10.934
Number of accumulation units outstanding at end of period	623,073	676,178	583,692	520,590	364,048	297,994	108,387	62,360	2,697
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during May 1998)									
Value at beginning of period	$16.60	$12.66	$14.534	$14.870	$12.519	$10.913	$10.108		
Value at end of period	$19.18	$16.60	$12.66	$14.534	$14.870	$12.519	$10.913		
Number of accumulation units outstanding at end of period	402,880	334,282	265,296	156,767	67,543	2,500	564		
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during June 1998)									
Value at beginning of period	$12.40	$9.20	$10.696	$10.545	$9.694	$8.834	$9.366		
Value at end of period	$15.00	$12.40	$9.20	$10.696	$10.545	$9.694	$8.834		
Number of accumulation units outstanding at end of period	241,959	191,912	168,927	58,078	16,219	16,330	2,625		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INTERMEDIATE BOND PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$15.69	$14.90	$13.883	$12.889	$11.867	$12.070	$11.268	$10.503	$10.000
Value at end of period	$16.30	$15.69	$14.90	$13.883	$12.889	$11.867	$12.070	$11.268	$10.503
Number of accumulation units outstanding at end of period	526,519	506,342	526,766	471,125	339,119	228,114	187,653	251,156	161,765
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during May 1998)									
Value at beginning of period	$8.29	$6.34	$8.728	$11.576	$14.668	$9.785	$10.103		
Value at end of period	$9.62	$8.29	$6.34	$8.728	$11.576	$14.668	$9.785		
Number of accumulation units outstanding at end of period	47,929	40,439	30,253	25,722	10,160	4,750	1,247		
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during December 2001)									
Value at beginning of period	$10.31	$8.01	$9.555	$9.555					
Value at end of period	$11.99	$10.31	$8.01	$9.555					
Number of accumulation units outstanding at end of period	66,697	50,505	21,576	3,903					
ING VP MAGNACAP PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$8.88	$6.84	$8.01						
Value at end of period	$9.59	$8.88	$6.84						
Number of accumulation units outstanding at end of period	6,188	4,947	1,975						
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during December 2001)									
Value at beginning of period	$9.40	$6.95	$9.458	$9.458					
Value at end of period	$10.39	$9.40	$6.95	$9.458					
Number of accumulation units outstanding at end of period	36,782	14,926	1,685	1,007					
ING VP MONEY MARKET PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$12.74	$12.75	$12.666	$12.303	$11.675	$11.217	$10.738	$10.277	$10.000
Value at end of period	$12.76	$12.74	$12.75	$12.666	$12.303	$11.675	$11.217	$10.738	$10.277
Number of accumulation units outstanding at end of period	410,423	599,767	598,539	907,363	453,479	392,226	127,186	147,123	39,811

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP NATURAL RESOURCES TRUST									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$13.31	$10.29	$10.614	$12.747	$10.871	$9.619	$12.082	$11.383	$10.000
Value at end of period	$14.85	$13.31	$10.29	$10.614	$12.747	$10.871	$9.619	$12.082	$11.383
Number of accumulation units outstanding at end of period	20,993	11,487	20,850	23,358	19,716	51,656	51,077	85,577	5,295
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.63								
Value at end of period	$13.91								
Number of accumulation units outstanding at end of period	18,544								
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during December 1997)									
Value at beginning of period	$20.03	$14.71	$19.342	$18.777	$17.762	$13.704	$13.684	$13.119	
Value at end of period	$22.69	$20.03	$14.71	$19.342	$18.777	$17.762	$13.704	$13.684	
Number of accumulation units outstanding at end of period	138,534	185,488	154,146	133,977	75,787	54,303	44,944	2,124	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during December 2001)									
Value at beginning of period	$6.87	$5.00	$8.958	$8.958					
Value at end of period	$7.50	$6.87	$5.00	$8.958					
Number of accumulation units outstanding at end of period	10,741	22,817	5,218	1,639					
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$14.45	$12.21	$13.623	$14.788	$14.867	$13.618	$12.980	$11.146	$10.000
Value at end of period	$15.77	$14.45	$12.21	$13.623	$14.788	$14.867	$13.618	$12.980	$11.146
Number of accumulation units outstanding at end of period	75,783	78,121	48,154	54,306	59,724	75,297	105,586	117,725	7,882
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$14.46	$11.74	$13.745	$15.688	$15.944	$14.076	$13.624	$11.472	$10.000
Value at end of period	$16.05	$14.46	$11.74	$13.745	$15.688	$15.944	$14.076	$13.624	$11.472
Number of accumulation units outstanding at end of period	92,192	87,532	64,758	63,532	61,884	75,808	75,369	119,471	20,237

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$14.88	$13.22	$13.954	$14.430	$13.899	$13.102	$12.369	$10.905	$10.000
Value at end of period	$15.92	$14.88	$13.22	$13.954	$14.430	$13.899	$13.102	$12.369	$10.905
Number of accumulation units outstanding at end of period	46,656	44,192	31,712	32,433	29,661	38,639	55,494	47,726	61
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during December 1997)									
Value at beginning of period	$16.88	$13.68	$18.651	$20.834	$19.085	$16.113	$13.290	$12.912	
Value at end of period	$18.42	$16.88	$13.68	$18.651	$20.834	$19.085	$16.113	$13.290	
Number of accumulation units outstanding at end of period	149,674	183,355	165,695	131,375	49,813	42,540	29,112	587	
JANUS ASPEN BALANCED PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$21.47	$19.00	$20.505	$21.724	$22.431	$17.865	$13.431	$11.105	$10.000
Value at end of period	$23.08	$21.47	$19.00	$20.505	$21.724	$22.431	$17.865	$13.431	$11.105
Number of accumulation units outstanding at end of period	360,479	529,490	490,513	453,463	336,661	232,279	81,983	42,699	9,188
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO									
(The initial accumulation unit value was established during August 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$17.00	$16.14	$14.745	$13.817	$13.127	$13.043	$12.069	$10.902	$10.000
Value at end of period	$17.51	$17.00	$16.14	$14.745	$13.817	$13.127	$13.043	$12.069	$10.902
Number of accumulation units outstanding at end of period	146,979	165,590	168,750	111,627	58,110	69,212	36,740	29,665	1,402
JANUS ASPEN GROWTH PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$15.21	$11.66	$16.014	$21.481	$25.378	$17.794	$13.242	$10.891	$10.000
Value at end of period	$15.75	$15.21	$11.66	$16.014	$21.481	$25.378	$17.794	$13.242	$10.891
Number of accumulation units outstanding at end of period	225,861	434,594	434,427	421,489	341,721	187,296	53,448	92,666	39,841

	2004	2003	2002	2001	2000	1999	1998	1997	1996
JANUS ASPEN MID CAP GROWTH PORTFOLIO (The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$12.19	$9.11	$12.765	$21.284	$31.514	$14.114	$10.613	$9.510	$10.000
Value at end of period	$14.58	$12.19	$9.11	$12.765	$21.284	$31.514	$14.114	$10.613	$9.510
Number of accumulation units outstanding at end of period	734,813	1,055,673	1,127,432	1,103,526	910,896	638,670	375,663	416,100	125,232
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$16.65	$13.55	$18.367	$23.907	$28.619	$17.569	$13.757	$11.370	$10.000
Value at end of period	$17.28	$16.65	$13.55	$18.367	$23.907	$28.619	$17.569	$13.757	$11.370
Number of accumulation units outstanding at end of period	596,642	827,666	955,823	992,482	858,504	643,914	427,855	555,448	151,935
JANUS TWENTY FUND (Funds were first received in this option during November 2000)									
Value at beginning of period	$4.81	$3.88	$5.150	$7.345	$8.308				
Value at end of period	$5.90	$4.81	$3.88	$5.150	$7.345				
Number of accumulation units outstanding at end of period	84,714	75,602	62,242	63,185	74				
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during December 2001)									
Value at beginning of period	$10.24	$7.89	$9.716	$9.716					
Value at end of period	$11.42	$10.24	$7.89	$9.716					
Number of accumulation units outstanding at end of period	285,913	178,617	61,901	3,165					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO (Funds were first received in this option during December 2001)									
Value at beginning of period	$10.33	$8.36	$9.354	$9.354					
Value at end of period	$12.69	$10.33	$8.36	$9.354					
Number of accumulation units outstanding at end of period	136,721	79,608	41,715	10,694					
NEW PERSPECTIVE FUND® (Funds were first received in this option during June 2004)									
Value at beginning of period	$10.10								
Value at end of period	$11.34								
Number of accumulation units outstanding at end of period	17,217								
OPPENHEIMER DEVELOPING MARKETS FUND (Funds were first received in this option during May 2004)									
Value at beginning of period	$20.52								
Value at end of period	$29.17								
Number of accumulation units outstanding at end of period	16,282								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
OPPENHEIMER GLOBAL SECURITIES FUND/VA									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$15.62	$11.02	$14.294	$16.407	$15.760	$10.039	$10.182		
Value at end of period	$18.44	$15.62	$11.02	$14.294	$16.407	$15.760	$10.039		
Number of accumulation units outstanding at end of period	450,892	351,195	239,229	145,712	48,074	544	144		
OPPENHEIMER STRATEGIC BOND FUND/VA									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$13.27	$11.35	$10.663	$10.268	$10.099	$9.915	$10.037		
Value at end of period	$14.29	$13.27	$11.35	$10.663	$10.268	$10.099	$9.915		
Number of accumulation units outstanding at end of period	100,059	68,744	39,346	23,417	5,541	1,106	614		
PAX WORLD BALANCED FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$9.68								
Value at end of period	$10.70								
Number of accumulation units outstanding at end of period	21,430								
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$10.24								
Value at end of period	$10.80								
Number of accumulation units outstanding at end of period	21,653								
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during December 2001)									
Value at beginning of period	$9.75	$8.02	$9.623	$9.623					
Value at end of period	$11.23	$9.75	$8.02	$9.623					
Number of accumulation units outstanding at end of period	73,619	36,542	14,376	3,340					
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during December 2001)									
Value at beginning of period	$9.27	$7.57	$9.433	$9.433					
Value at end of period	$10.22	$9.27	$7.57	$9.433					
Number of accumulation units outstanding at end of period	17,485	13,907	6,739	945					
PIONEER HIGH YIELD VCT PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.82								
Value at end of period	$10.67								
Number of accumulation units outstanding at end of period	8,526								
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during December 2001)									
Value at beginning of period	$11.95	$8.77	$9.974	$9.974					
Value at end of period	$14.45	$11.95	$8.77	$9.974					
Number of accumulation units outstanding at end of period	63,944	27,241	16,243	439					

CFI - 122

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.05								
Value at end of period	$11.63								
Number of accumulation units outstanding at end of period	14,153								
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.78								
Value at end of period	$10.84								
Number of accumulation units outstanding at end of period	65,090								
WANGER SELECT									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$10.06								
Value at end of period	$11.43								
Number of accumulation units outstanding at end of period	9,284								
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.12								
Value at end of period	$11.60								
Number of accumulation units outstanding at end of period	10,661								
WASHINGTON MUTUAL INVESTORS FUND^{SM}									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.82								
Value at end of period	$10.84								
Number of accumulation units outstanding at end of period	39,518								

CONDENSED FINANCIAL INFORMATION

TABLE XVI
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.00%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$8.86	$6.91	$9.230	$12.152	$13.777	$9.821			
Value at end of period	$9.36	$8.86	$6.91	$9.230	$12.152	$13.777			
Number of accumulation units outstanding at end of period	201,849	245,971	204,565	191,702	150,953	13,134			
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$7.81	$6.34	$7.585	$9.928	$11.736	$9.939			
Value at end of period	$842	$7.81	$6.34	$7.585	$9.928	$11.736			
Number of accumulation units outstanding at end of period	632,275	932,379	866,972	860,279	549,569	160,745			
AIM V.I. GROWTH FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$5.53	$4.26	$6.229	$9.517	$12.090	$9.382			
Value at end of period	$5.93	$5.53	$4.26	$6.229	$9.517	$12.090			
Number of accumulation units outstanding at end of period	276,501	330,345	254,494	244,744	147,926	32,099			
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$7.21	$5.82	$8.431	$9.740	$11.526	$9.747			
Value at end of period	$7.55	$7.21	$5.82	$8.431	$9.740	$11.526			
Number of accumulation units outstanding at end of period	249,070	280,705	255,106	255,962	79,423	43,172			
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during October 1997)									
Value at beginning of period	$15.08	$12.76	$14.673	$15.927	$16.606	$14.945	$12.983	$12.982	
Value at end of period	$16.16	$15.08	$12.76	$14.673	$15.927	$16.606	$14.945	$12.983	
Number of accumulation units outstanding at end of period	409,056	381,327	322,872	297,805	171,211	178,990	108,344	25,620	
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.60								
Value at end of period	$11.47								
Number of accumulation units outstanding at end of period	362,008								
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$15.49								
Value at end of period	$18.39								
Number of accumulation units outstanding at end of period	322,471								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$20.05	$15.76	$17.564	$20.218	$21.868	$17.776	$13.814	$11.239	$10.000
Value at end of period	$22.92	$20.05	$15.76	$17.564	$20.218	$21.868	$17.776	$13.814	$11.239
Number of accumulation units outstanding at end of period	4,557,463	4,661,112	3,146,947	2,242,467	1,562,971	1,508,807	1,138,180	139,417	20,020
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during October 1997)									
Value at beginning of period	$17.10	$13.25	$16.120	$17.132	$15.960	$15.160	$13.718	$13.438	
Value at end of period	$18.89	$17.10	$13.25	$16.120	$17.132	$15.960	$15.160	$13.718	
Number of accumulation units outstanding at end of period	1,606,502	1,440,035	1,094,669	743,883	295,866	363,066	409,327	29,808	
FIDELITY® VIP GROWTH PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$15.56	$11.83	$17.099	$20.974	$23.797	$17.489	$12.663	$10.358	$10.000
Value at end of period	$15.93	$15.56	$11.83	$17.099	$20.974	$23.797	$17.489	$12.663	$10.358
Number of accumulation units outstanding at end of period	2,761,409	2,905,115	2,375,321	1,960,651	1,259,926	1,055,742	581,798	61,043	21
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$13.00	$9.16	$11.600	$14.864	$18.559	$13.143	$11.774	$11.818	
Value at end of period	$14.62	$13.00	$9.16	$11.600	$14.864	$18.559	$13.143	$11.774	
Number of accumulation units outstanding at end of period	193,880	226,727	88,737	80,176	44,396	53,000	44,183	1,294	
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during April 2002)									
Value at beginning of period	$12.11	$9.26	$11.53						
Value at end of period	$14.84	$12.11	$9.26						
Number of accumulation units outstanding at end of period	602,592	325,065	221,101						
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$12.80	$9.84	$12.64						
Value at end of period	$13.94	$12.80	$9.84						
Number of accumulation units outstanding at end of period	75,959	60,811	21,863						
ING AMERICAN CENTURY SELECT PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$8.66	$6.51	$6.42						
Value at end of period	$8.98	$8.66	$6.51						
Number of accumulation units outstanding at end of period	31,059	45,766	628						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$10.86	$8.10	$10.12						
Value at end of period	$13.05	$10.86	$8.10						
Number of accumulation units outstanding at end of period	1,020,332	69,708	16,450						
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.49	$8.70	$9.98						
Value at end of period	$14.56	$11.49	$8.70						
Number of accumulation units outstanding at end of period	1,200,900	142,764	24,110						
ING FUNDAMENTAL RESEARCH PORTFOLIO									
(Funds were first received in this option during December 2002)									
Value at beginning of period	$7.84	$6.22	$6.51						
Value at end of period	$8.54	$7.84	$6.22						
Number of accumulation units outstanding at end of period	31,148	10,066	470						
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$10.14	$8.28	$9.66						
Value at end of period	$10.92	$10.14	$8.28						
Number of accumulation units outstanding at end of period	13,112	7,583	4,044						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$12.74	$9.94	$12.260	$16.948	$21.289	$13.574	$11.512	$11.367	
Value at end of period	$15.00	$12.74	$9.94	$12.260	$16.948	$21.289	$13.574	$11.512	
Number of accumulation units outstanding at end of period	1,046,819	1,055,499	977,301	997,077	843,398	868,603	715,389	80,978	
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.82	$9.18	$9.95						
Value at end of period	$14.12	$11.82	$9.18						
Number of accumulation units outstanding at end of period	157,368	52,794	19,851						
ING JULIUS BAER FOREIGN PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.66								
Value at end of period	$11.70								
Number of accumulation units outstanding at end of period	25,373								

CFI - 126

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO (Funds were first received in this option during November 1997)									
Value at beginning of period	$14.05	$11.08	$16.024	$21.512	$23.045	$15.644	$12.467	$12.287	
Value at end of period	$15.70	$14.05	$11.08	$16.024	$21.512	$23.045	$15.644	$12.467	
Number of accumulation units outstanding at end of period	1,163,385	1,368,664	1,214,496	1,201,445	862,760	416,660	291,492	68,968	
ING MFS TOTAL RETURN PORTFOLIO (Funds were first received in this option during May 2003)									
Value at beginning of period	$11.97	$10.98							
Value at end of period	$13.17	$11.97							
Number of accumulation units outstanding at end of period	570,445	184,120							
ING OPCAP BALANCED VALUE PORTFOLIO (Funds were first received in this option during June 2002)									
Value at beginning of period	$12.46	$9.66	$10.85						
Value at end of period	$13.61	$12.46	$9.66						
Number of accumulation units outstanding at end of period	329,039	118,332	6,240						
ING OPPENHEIMER GLOBAL PORTFOLIO (Funds were first received in this option during June 2002)									
Value at beginning of period	$10.88	$8.33	$9.56						
Value at end of period	$12.38	$10.88	$8.33						
Number of accumulation units outstanding at end of period	14,175	24,102	1,955						
ING PIMCO TOTAL RETURN PORTFOLIO (Funds were first received in this option during May 2002)									
Value at beginning of period	$11.06	$10.73	$10.01						
Value at end of period	$11.42	$11.06	$10.73						
Number of accumulation units outstanding at end of period	396,237	415,622	190,942						
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO (Funds were first received in this option during November 1997)									
Value at beginning of period	$8.71	$6.37	$9.943	$13.429	$19.045	$12.750	$9.932	$10.054	
Value at end of period	$9.46	$8.71	$6.37	$9.943	$13.429	$19.045	$12.750	$9.932	
Number of accumulation units outstanding at end of period	2,680,860	3,231,773	2,780,749	2,960,170	2,470,780	2,526,497	2,223,125	180,890	
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO (Funds were first received in this option during June 2002)									
Value at beginning of period	$16.62	$11.93	$14.25						
Value at end of period	$17.84	$16.62	$11.93						
Number of accumulation units outstanding at end of period	92,648	104,198	2,734						

CFI - 127

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$7.20	$5.03	$6.44						
Value at end of period	$7.74	$7.20	$5.03						
Number of accumulation units outstanding at end of period	149,480	184,365	1,006						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during May 2003)									
Value at beginning of period	$12.95	$10.91							
Value at end of period	$14.73	$12.95							
Number of accumulation units outstanding at end of period	1,217,762	15,411							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$17.65	$13.62	$17.930	$20.172	$20.381	$16.829	$13.321	$13.052	
Value at end of period	$19.23	$17.65	$13.62	$17.930	$20.172	$20.381	$16.829	$13.321	
Number of accumulation units outstanding at end of period	1,814,593	1,232,989	976,385	853,648	537,292	666,142	767,053	65,906	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during September 2004)									
Value at beginning of period	$11.05								
Value at end of period	$12.16								
Number of accumulation units outstanding at end of period	472								
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$8.89	$7.18	$9.659	$12.332	$13.040	$10.619	$8.720	$8.890	
Value at end of period	$10.10	$8.89	$7.18	$9.659	$12.332	$13.040	$10.619	$8.720	
Number of accumulation units outstanding at end of period	924,555	1,074,705	1,046,671	1,231,653	886,127	854,700	741,693	55,616	
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$10.68	$8.32	$10.23						
Value at end of period	$12.35	$10.68	$8.32						
Number of accumulation units outstanding at end of period	1,224,023	660,398	301,752						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$29.75	$23.65	$29.61						
Value at end of period	$32.58	$29.75	$23.65						
Number of accumulation units outstanding at end of period	4,784	1,985	106						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$16.79	$14.27	$16.067	$16.942	$17.208	$15.300	$13.215	$13.054	
Value at end of period	$18.19	$16.79	$14.27	$16.067	$16.942	$17.208	$15.300	$13.215	
Number of accumulation units outstanding at end of period	3,044,880	3,294,262	3,100,422	3,179,029	2,074,748	2,306,988	2,019,116	57,737	
ING VP FINANCIAL SERVICES PORTFOLIO									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$9.88								
Value at end of period	$11.14								
Number of accumulation units outstanding at end of period	5,499								
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during September 2001)									
Value at beginning of period	$3.73	$2.59	$4.453	$5.838	$9.995				
Value at end of period	$3.64	$3.73	$2.59	$4.453	$5.838				
Number of accumulation units outstanding at end of period	1,274,404	1,703,628	1,313,922	881,480	490,482				
ING VP GROWTH AND INCOME PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$12.82	$10.27	$13.835	$17.127	$19.429	$16.713	$14.744	$11.465	$10.000
Value at end of period	$13.76	$12.82	$10.27	$13.835	$17.127	$19.429	$16.713	$14.744	$11.465
Number of accumulation units outstanding at end of period	8,778,509	11,175,837	12,235,332	13,342,021	10,368,984	12,501,599	9,871,041	362,675	13,125
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$13.74	$10.64	$15.131	$20.955	$24.039	$17.989	$12.674		
Value at end of period	$14.58	$13.74	$10.64	$15.131	$20.955	$24.039	$17.989		
Number of accumulation units outstanding at end of period	829,922	973,610	922,870	946,969	755,686	550,970	194,081		
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$17.29	$13.85	$17.822	$20.841	$23.235	$18.880	$14.491	$14.289	
Value at end of period	$18.93	$17.29	$13.85	$17.822	$20.841	$23.235	$18.880	$14.491	
Number of accumulation units outstanding at end of period	4,222,763	4,324,534	3,570,363	2,957,522	1,994,038	1,544,113	648,540	29	
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during September 1998)									
Value at beginning of period	$16.56	$12.63	$14.508	$14.851	$12.508	$10.909	$7.996		
Value at end of period	$19.11	$16.56	$12.63	$14.508	$14.851	$12.508	$10.909		
Number of accumulation units outstanding at end of period	2,898,090	1,475,862	1,116,834	543,328	174,355	62,742	24,016		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$12.37	$9.17	$10.677	$10.531	$9.686	$8.831	$9.580		
Value at end of period	$14.95	$12.37	$9.17	$10.677	$10.531	$9.686	$8.831		
Number of accumulation units outstanding at end of period	1,031,397	729,175	541,390	180,346	70,028	63,842	27,047		
ING VP INTERMEDIATE BOND PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$15.63	$14.85	$13.844	$12.859	$11.846	$12.054	$11.258	$10.500	$10.000
Value at end of period	$16.23	$15.63	$14.85	$13.844	$12.859	$11.846	$12.054	$11.258	$10.500
Number of accumulation units outstanding at end of period	2,467,064	2,524,137	2,737,925	2,285,456	1,038,668	1,191,777	802,876	64,958	679
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during May 1998)									
Value at beginning of period	$8.27	$6.32	$8.712	$11.561	$14.656	$9.781	$10.061		
Value at end of period	$9.59	$8.27	$6.32	$8.712	$11.561	$14.656	$9.781		
Number of accumulation units outstanding at end of period	105,851	136,592	123,068	104,110	49,309	54,742	14,898		
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during September 2001)									
Value at beginning of period	$10.30	$8.00	$9.553	$8.701					
Value at end of period	$11.97	$10.30	$8.00	$9.553					
Number of accumulation units outstanding at end of period	2,256,853	1,757,394	951,177	131,898					
ING VP MAGNACAP PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$8.87	$6.84	$7.78						
Value at end of period	$9.58	$8.87	$6.84						
Number of accumulation units outstanding at end of period	26,072	24,590	3,071						
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$9.39	$6.94	$8.96						
Value at end of period	$10.37	$9.39	$6.94						
Number of accumulation units outstanding at end of period	48,116	61,161	3,829						
ING VP MONEY MARKET PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$12.69	$12.71	$12.630	$12.274	$11.654	$11.202	$10.729	$10.274	$10.000
Value at end of period	$12.70	$12.69	$12.71	$12.630	$12.274	$11.654	$11.202	$10.729	$10.274
Number of accumulation units outstanding at end of period	1,795,249	2,350,678	2,493,907	2,364,040	1,864,850	2,142,834	1,039,909	65,496	1,551

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during October 1997)									
Value at beginning of period	$13.26	$10.26	$10.584	$12.717	$10.851	$9.606	$12.072	$13.838	
Value at end of period	$14.79	$13.26	$10.26	$10.584	$12.717	$10.851	$9.606	$12.072	
Number of accumulation units outstanding at end of period	99,145	70,280	82,891	87,225	79,617	87,038	75,695	12,963	
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$10.00								
Value at end of period	$13.91								
Number of accumulation units outstanding at end of period	341,616								
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during February 1998)									
Value at beginning of period	$19.96	$14.67	$19.296	$18.742	$17.737	$13.692	$14.234		
Value at end of period	$22.61	$19.96	$14.67	$19.296	$18.742	$17.737	$13.692		
Number of accumulation units outstanding at end of period	980,499	1,108,004	918,004	798,138	569,784	405,202	404,068		
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 2001)									
Value at beginning of period	$6.86	$5.00	$8.956	$8.622					
Value at end of period	$7.48	$6.86	$5.00	$8.956					
Number of accumulation units outstanding at end of period	86,221	93,414	7,498	51					
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO									
(Funds were first received in this option during September 1997)									
Value at beginning of period	$14.39	$12.17	$13.585	$14.754	$14.840	$13.600	$12.970	$12.945	
Value at end of period	$15.71	$14.39	$12.17	$13.585	$14.754	$14.840	$13.600	$12.970	
Number of accumulation units outstanding at end of period	263,767	256,283	213,471	195,525	135,911	122,393	168,964	2,786	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$14.41	$11.70	$13.707	$15.652	$15.915	$14.057	$13.613	$11.468	$10.000
Value at end of period	$15.98	$14.41	$11.70	$13.707	$15.652	$15.915	$14.057	$13.613	$11.468
Number of accumulation units outstanding at end of period	540,416	514,284	476,634	489,144	409,441	412,579	520,438	14,463	13

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO (Funds were first received in this option during February 1997)									
Value at beginning of period	$14.83	$13.18	$13.914	$14.397	$13.874	$13.084	$12.358	$12.242	
Value at end of period	$15.85	$14.83	$13.18	$13.914	$14.397	$13.874	$13.084	$12.358	
Number of accumulation units outstanding at end of period	283,422	276,553	274,079	280,328	188,329	197,881	190,406	64	
ING VP VALUE OPPORTUNITY PORTFOLIO (Funds were first received in this option during January 1998)									
Value at beginning of period	$16.82	$13.64	$18.607	$20.795	$19.059	$16.099	$12.765		
Value at end of period	$18.35	$16.82	$13.64	$18.607	$20.795	$19.059	$16.099		
Number of accumulation units outstanding at end of period	798,183	2,184,378	1,923,928	840,710	129,862	94,639	98,683		
JANUS ASPEN BALANCED PORTFOLIO (Funds were first received in this option during October 1997)									
Value at beginning of period	$21.39	$18.94	$20.447	$21.674	$22.390	$17.841	$13.420	$13.490	
Value at end of period	$22.98	$21.39	$18.94	$20.447	$21.674	$22.390	$17.841	$13.420	
Number of accumulation units outstanding at end of period	1,730,560	2,462,110	2,411,351	1,820,730	1,132,981	695,263	184,550	5,846	
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (Funds were first received in this option during January 1997)									
Value at beginning of period	$16.94	$16.08	$14.703	$13.785	$13.104	$13.026	$12.059	$10.857	
Value at end of period	$17.44	$16.94	$16.08	$14.703	$13.785	$13.104	$13.026	$12.059	
Number of accumulation units outstanding at end of period	591,158	835,934	801,606	622,609	435,195	460,612	414,151	12,527	
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO (Funds were first received in this option during January 1997)									
Value at beginning of period	$15.15	$11.62	$15.969	$21.431	$25.332	$17.770	$13.231	$10.929	
Value at end of period	$15.68	$15.15	$11.62	$15.969	$21.431	$25.332	$17.770	$13.231	
Number of accumulation units outstanding at end of period	989,903	1,265,822	1,201,855	1,110,536	714,656	535,269	220,151	17,098	
JANUS ASPEN MID CAP GROWTH PORTFOLIO (The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$12.15	$9.08	$12.729	$21.235	$31.457	$14.096	$10.604	$9.507	$10.000
Value at end of period	$14.52	$12.15	$9.08	$12.729	$21.235	$31.457	$14.096	$10.604	$9.507
Number of accumulation units outstanding at end of period	2,758,953	3,676,655	3,607,318	3,633,557	2,444,196	1,788,826	997,760	106,350	17,055
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$16.58	$13.51	$18.315	$23.852	$28.567	$17.545	$13.746	$11.366	$10.000
Value at end of period	$17.20	$16.58	$13.51	$18.315	$23.852	$28.567	$17.545	$13.746	$11.366
Number of accumulation units outstanding at end of period	2,030,795	3,013,889	3,404,028	3,691,115	3,118,616	2,675,141	2,151,202	207,630	36,305

	2004	2003	2002	2001	2000	1999	1998	1997	1996
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during March 2002)									
Value at beginning of period	$10.22	$7.88	$9.88						
Value at end of period	$11.40	$10.22	$7.88						
Number of accumulation units outstanding at end of period	1,645,556	974,840	155,002						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during November 2001)									
Value at beginning of period	$10.32	$8.35	$9.352	$8.963					
Value at end of period	$12.67	$10.32	$8.35	$9.352					
Number of accumulation units outstanding at end of period	2,256,746	476,178	186,527	55					
NEW PERSPECTIVE FUND®									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.69								
Value at end of period	$11.34								
Number of accumulation units outstanding at end of period	117,405								
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$20.48								
Value at end of period	$29.11								
Number of accumulation units outstanding at end of period	126,958								
OPPENHEIMER GLOBAL SECURITIES FUND/VA									
(Funds were first received in this option during August 1998)									
Value at beginning of period	$15.57	$11.00	$14.268	$16.385	$15.747	$10.036	$9.484		
Value at end of period	$18.37	$15.57	$11.00	$14.268	$16.385	$15.747	$10.036		
Number of accumulation units outstanding at end of period	2,817,189	2,194,786	1,484,486	784,685	125,077	20,246	5,395		
OPPENHEIMER STRATEGIC BOND FUND/VA									
(Funds were first received in this option during May 1998)									
Value at beginning of period	$13.23	$11.32	$10.643	$10.254	$10.091	$9.912	$9.991		
Value at end of period	$14.24	$13.23	$11.32	$10.643	$10.254	$10.091	$9.912		
Number of accumulation units outstanding at end of period	277,954	254,653	94,058	40,852	18,473	12,847	7,329		
PAX WORLD BALANCED FUND									
(Funds were first received in this option during November 2003)									
Value at beginning of period	$9.51	$9.26							
Value at end of period	$10.68	$9.51							
Number of accumulation units outstanding at end of period	336,606	1,383							

CFI - 133

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$10.03								
Value at end of period	$10.80								
Number of accumulation units outstanding at end of period	390,653								
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during November 2001)									
Value at beginning of period	$9.73	$8.02	$9.621	$9.407					
Value at end of period	$11.22	$9.73	$8.02	$9.621					
Number of accumulation units outstanding at end of period	220,727	86,610	36,244	69					
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$9.26	$7.56	$9.47						
Value at end of period	$10.20	$9.26	$7.56						
Number of accumulation units outstanding at end of period	19,840	26,253	3,683						
PIONEER HIGH YIELD VCT PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.73								
Value at end of period	$10.66								
Number of accumulation units outstanding at end of period	171,706								
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during March 2002)									
Value at beginning of period	$11.93	$8.77	$10.29						
Value at end of period	$14.43	$11.93	$8.77						
Number of accumulation units outstanding at end of period	570,707	152,654	19,361						
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.90								
Value at end of period	$11.63								
Number of accumulation units outstanding at end of period	186,462								
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.65								
Value at end of period	$10.83								
Number of accumulation units outstanding at end of period	1,026,654								
WANGER SELECT									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.08								
Value at end of period	$11.43								
Number of accumulation units outstanding at end of period	68,515								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.82								
Value at end of period	$11.59								
Number of accumulation units outstanding at end of period	54,256								
WASHINGTON MUTUAL INVESTORS FUND[SM]									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.79								
Value at end of period	$10.83								
Number of accumulation units outstanding at end of period	649,315								

CFI - 135

CONDENSED FINANCIAL INFORMATION

TABLE XVII
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.05%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during May 1999)								
Value at beginning of period	$8.84	$6.90	$9.217	$12.142	$13.772	$9.877		
Value at end of period	$9.33	$8.84	$6.90	$9.217	$12.142	$13.772		
Number of accumulation units outstanding at end of period	30,727	17,248	13,023	9,774	4,566	611		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$7.79	$6.33	$7.574	$9.920	$11.732	$9.842		
Value at end of period	$8.40	$7.79	$6.33	$7.574	$9.920	$11.732		
Number of accumulation units outstanding at end of period	106,782	73,242	71,918	63,881	31,267	10,546		
AIM V.I. GROWTH FUND								
(Funds were first received in this option during May 1999)								
Value at beginning of period	$5.52	$4.25	$6.221	$9.509	$12.085	$9.632		
Value at end of period	$5.91	$5.52	$4.25	$6.221	$9.509	$12.085		
Number of accumulation units outstanding at end of period	58,461	32,898	26,228	18,978	15,027	957		
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$7.19	$5.81	$8.420	$9.732	$11.522	$10.384		
Value at end of period	$7.53	$7.19	$5.81	$8.420	$9.732	$11.522		
Number of accumulation units outstanding at end of period	52,139	32,241	23,466	19,126	6,440	3,085		
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$15.02	$12.72	$14.632	$15.890	$16.576	$14.926	$12.972	$12.278
Value at end of period	$16.09	$15.02	$12.72	$14.632	$15.890	$16.576	$14.926	$12.972
Number of accumulation units outstanding at end of period	39,361	31,600	27,892	25,366	36,607	8,581	25,822	766
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$9.97							
Value at end of period	$11.47							
Number of accumulation units outstanding at end of period	11,698							
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$16.08							
Value at end of period	$18.35							
Number of accumulation units outstanding at end of period	12,774							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$19.97	$15.71	$17.515	$20.171	$21.828	$17.753	$13.802	$12.865
Value at end of period	$22.82	$19.97	$15.71	$17.515	$20.171	$21.828	$17.753	$13.802
Number of accumulation units outstanding at end of period	338,622	219,719	197,285	167,705	141,388	82,955	90,950	9,650
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$17.04	$13.21	$16.075	$17.092	$15.931	$15.140	$13.706	$11.435
Value at end of period	$18.80	$17.04	$13.21	$16.075	$17.092	$15.931	$15.140	$13.706
Number of accumulation units outstanding at end of period	229,307	156,688	129,243	109,946	60,783	62,832	81,062	34,010
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$15.50	$11.79	$17.051	$20.926	$23.754	$17.466	$12.653	$10.988
Value at end of period	$15.86	$15.50	$11.79	$17.051	$20.926	$23.754	$17.466	$12.653
Number of accumulation units outstanding at end of period	395,236	284,568	236,099	223,900	122,517	96,712	65,095	22,425
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$12.95	$9.13	$11.568	$14.830	$18.525	$13.126	$11.764	$10.798
Value at end of period	$14.56	$12.95	$9.13	$11.568	$14.830	$18.525	$13.126	$11.764
Number of accumulation units outstanding at end of period	29,916	23,146	11,310	10,958	7,533	7,698	9,113	3,858
FRANKLIN SMALL CAP VALUE SECURITIES								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$12.09	$9.25	$11.49					
Value at end of period	$14.81	$12.09	$9.25					
Number of accumulation units outstanding at end of period	34,478	9,265	4,858					
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$12.78	$9.83	$10.94					
Value at end of period	$13.92	$12.78	$9.83					
Number of accumulation units outstanding at end of period	4,342	626	143					
ING AMERICAN CENTURY SELECT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$8.65	$6.51	$8.85					
Value at end of period	$8.97	$8.65	$6.51					
Number of accumulation units outstanding at end of period	4,575	3,155	401					
ING AMERICAN CENTURY SMALL CAP VALUE								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$10.85	$8.09	$9.53					
Value at end of period	$13.03	$10.85	$8.09					
Number of accumulation units outstanding at end of period	7,978	2,931	558					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$11.49	$8.70	$8.63					
Value at end of period	$14.54	$11.49	$8.70					
Number of accumulation units outstanding at end of period	12,764	2,375	101					
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$7.84	$6.56						
Value at end of period	$8.53	$7.84						
Number of accumulation units outstanding at end of period	3,991	3,678						
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$10.13	$9.37						
Value at end of period	$10.90	$10.13						
Number of accumulation units outstanding at end of period	473	442						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.69	$9.91	$12.225	$16.908	$21.250	$13.556	$11.503	$11.358
Value at end of period	$14.94	$12.69	$9.91	$12.225	$16.908	$21.250	$13.556	$11.503
Number of accumulation units outstanding at end of period	94,588	77,593	67,366	60,065	48,766	21,942	29,581	8,780
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$11.81	$9.18	$8.75					
Value at end of period	$14.10	$11.81	$9.18					
Number of accumulation units outstanding at end of period	15,658	2,817	531					
ING JULIUS BAER FOREIGN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.81							
Value at end of period	$11.70							
Number of accumulation units outstanding at end of period	1,199							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$14.00	$11.04	$15.979	$21.462	$23.003	$15.623	$12.457	$12.277
Value at end of period	$15.63	$14.00	$11.04	$15.979	$21.462	$23.003	$15.623	$12.457
Number of accumulation units outstanding at end of period	83,153	60,766	60,378	55,243	39,672	10,435	25,784	1,514
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during August 2003)								
Value at beginning of period	$11.97	$11.07						
Value at end of period	$13.16	$11.97						
Number of accumulation units outstanding at end of period	19,754	5,448						

	2004	2003	2002	2001	2000	1999	1998	1997
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during May 2003)								
Value at beginning of period	$12.44	$10.34						
Value at end of period	$13.59	$12.44						
Number of accumulation units outstanding at end of period	8,686	3,091						
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$10.87	$8.33	$8.43					
Value at end of period	$12.37	$10.87	$8.33					
Number of accumulation units outstanding at end of period	1,822	1,364	5					
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.05	$10.73	$10.00					
Value at end of period	$11.41	$11.05	$10.73					
Number of accumulation units outstanding at end of period	76,587	25,166	10,892					
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$8.68	$6.35	$9.915	$13.398	$19.011	$12.733	$9.923	$10.046
Value at end of period	$9.42	$8.68	$6.35	$9.915	$13.398	$19.011	$12.733	$9.923
Number of accumulation units outstanding at end of period	322,444	249,182	219,161	204,337	208,959	110,360	102,952	26,577
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$16.60	$11.92	$15.44					
Value at end of period	$17.81	$16.60	$11.92					
Number of accumulation units outstanding at end of period	5,109	3,118	58					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$7.20	$5.03	$5.29					
Value at end of period	$7.73	$7.20	$5.03					
Number of accumulation units outstanding at end of period	9,274	4,262	3					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during December 2003)								
Value at beginning of period	$12.94	$12.23						
Value at end of period	$14.72	$12.94						
Number of accumulation units outstanding at end of period	12,973	434						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$17.58	$13.57	$17.879	$20.125	$20.344	$16.806	$13.310	$13.042
Value at end of period	$19.14	$17.58	$13.57	$17.879	$20.125	$20.344	$16.806	$13.310
Number of accumulation units outstanding at end of period	141,510	121,622	108,908	103,379	84,136	61,161	51,412	18,429

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$8.85	$7.16	$9.632	$12.304	$13.016	$10.605	$8.713	$8.883
Value at end of period	$10.05	$8.85	$7.16	$9.632	$12.304	$13.016	$10.605	$8.713
Number of accumulation units outstanding at end of period	84,091	56,376	52,565	53,074	70,123	22,552	40,974	1,465
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$10.67	$8.32	$8.10					
Value at end of period	$12.33	$10.67	$8.32					
Number of accumulation units outstanding at end of period	42,392	9,136	29					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$29.72	$23.64	$29.15					
Value at end of period	$32.53	$29.72	$23.64					
Number of accumulation units outstanding at end of period	995	206	83					
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$16.73	$14.22	$16.021	$16.903	$17.177	$15.279	$13.204	$12.677
Value at end of period	$18.11	$16.73	$14.22	$16.021	$16.903	$17.177	$15.279	$13.204
Number of accumulation units outstanding at end of period	219,420	167,845	160,254	165,848	143,923	103,305	61,615	4,205
ING VP FINANCIAL SERVICES PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$9.88							
Value at end of period	$11.14							
Number of accumulation units outstanding at end of period	157							
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during May 2000)								
Value at beginning of period	$3.72	$2.58	$4.449	$5.836	$9.202			
Value at end of period	$3.64	$3.72	$2.58	$4.449	$5.836			
Number of accumulation units outstanding at end of period	95,759	52,893	28,069	17,209	12,023			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$12.77	$10.24	$13.796	$17.087	$19.393	$16.691	$14.732	$12.312
Value at end of period	$13.70	$12.77	$10.24	$13.796	$17.087	$19.393	$16.691	$14.732
Number of accumulation units outstanding at end of period	637,201	440,193	481,869	525,252	499,790	341,405	326,490	44,425
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during August 1997)								
Value at beginning of period	$13.69	$10.61	$15.095	$20.916	$24.006	$17.974	$13.192	$13.184
Value at end of period	$14.52	$13.69	$10.61	$15.095	$20.916	$24.006	$17.974	$13.192
Number of accumulation units outstanding at end of period	88,767	88,043	83,021	77,947	64,832	44,979	23,219	31

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$17.23	$13.80	$17.775	$20.796	$23.196	$18.859	$14.481	$14.043
Value at end of period	$18.85	$17.23	$13.80	$17.775	$20.796	$23.196	$18.859	$14.481
Number of accumulation units outstanding at end of period	278,889	239,183	204,821	177,687	104,346	61,200	51,170	1,083
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during July 1998)								
Value at beginning of period	$16.51	$12.60	$14.481	$14.831	$12.498	$10.906	$9.624	
Value at end of period	$19.05	$16.51	$12.60	$14.481	$14.831	$12.498	$10.906	
Number of accumulation units outstanding at end of period	197,866	131,116	111,150	69,171	9,532	460	168	
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during July 1998)								
Value at beginning of period	$12.33	$9.15	$10.657	$10.517	$9.677	$8.827	$9.530	
Value at end of period	$14.90	$12.33	$9.15	$10.657	$10.517	$9.677	$8.827	
Number of accumulation units outstanding at end of period	63,034	36,243	25,189	7,455	3,796	1,538	330	
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$15.57	$14.80	$13.805	$12.829	$11.824	$12.038	$11.249	$10.587
Value at end of period	$16.16	$15.57	$14.80	$13.805	$12.829	$11.824	$12.038	$11.249
Number of accumulation units outstanding at end of period	259,920	191,372	174,257	129,865	59,398	54,350	50,220	11,619
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during August 1998)								
Value at beginning of period	$8.24	$6.31	$8.696	$11.545	$14.643	$9.778	$8.935	
Value at end of period	$9.56	$8.24	$6.31	$8.696	$11.545	$14.643	$9.778	
Number of accumulation units outstanding at end of period	15,207	5,882	4,455	3,614	4,130	417	182	
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.28	$8.00	$9.92					
Value at end of period	$11.95	$10.28	$8.00					
Number of accumulation units outstanding at end of period	25,396	3,821	176					
ING VP MAGNACAP PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$8.86	$7.27						
Value at end of period	$9.57	$8.86						
Number of accumulation units outstanding at end of period	2,471	43						
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$9.38	$6.94	$8.83					
Value at end of period	$10.35	$9.38	$6.94					
Number of accumulation units outstanding at end of period	6,324	2,910	222					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$12.65	$12.67	$12.594	$12.246	$11.632	$11.187	$10.720	$10.322
Value at end of period	$12.65	$12.65	$12.67	$12.594	$12.246	$11.632	$11.187	$10.720
Number of accumulation units outstanding at end of period	265,396	217,302	184,653	134,427	57,153	47,453	43,461	1,863
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$13.21	$10.22	$10.554	$12.688	$10.831	$9.594	$12.062	$12.407
Value at end of period	$14.72	$13.21	$10.22	$10.554	$12.688	$10.831	$9.594	$12.062
Number of accumulation units outstanding at end of period	9,989	4,884	4,527	4,113	3,763	3,378	2,961	791
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.54							
Value at end of period	$13.90							
Number of accumulation units outstanding at end of period	9,097							
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$19.89	$14.62	$19.251	$18.707	$17.713	$13.680	$13.674	$12.485
Value at end of period	$22.52	$19.89	$14.62	$19.251	$18.707	$17.713	$13.680	$13.674
Number of accumulation units outstanding at end of period	95,884	56,457	42,680	28,140	10,887	6,350	5,235	125
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$6.85	$5.00	$7.19					
Value at end of period	$7.47	$6.85	$5.00					
Number of accumulation units outstanding at end of period	6,479	6,115	2,545					
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$14.34	$12.13	$13.547	$14.719	$14.813	$13.582	$12.959	$11.292
Value at end of period	$15.64	$14.34	$12.13	$13.547	$14.719	$14.813	$13.582	$12.959
Number of accumulation units outstanding at end of period	381,483	78,984	79,096	75,355	51,578	40,690	38,257	12,847
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$14.35	$11.66	$13.668	$15.616	$15.886	$14.039	$13.602	$11.629
Value at end of period	$15.91	$14.35	$11.66	$13.668	$15.616	$15.886	$14.039	$13.602
Number of accumulation units outstanding at end of period	137,115	92,838	91,473	76,586	52,034	33,325	55,886	24,508
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$14.77	$13.13	$13.875	$14.363	$13.848	$13.067	$12.348	$11.009
Value at end of period	$15.78	$14.77	$13.13	$13.875	$14.363	$13.848	$13.067	$12.348
Number of accumulation units outstanding at end of period	52,554	38,277	42,975	42,207	33,688	38,755	62,453	6,221

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during August 1997)								
Value at beginning of period	$16.77	$13.60	$18.563	$20.756	$19.033	$16.085	$13.281	$12.796
Value at end of period	$18.28	$16.77	$13.60	$18.563	$20.756	$19.033	$16.085	$13.281
Number of accumulation units outstanding at end of period	63,731	44,765	40,581	31,765	10,459	4,556	3,648	17
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$21.30	$18.88	$20.390	$21.623	$22.350	$17.818	$13.409	$11.587
Value at end of period	$22.88	$21.30	$18.88	$20.390	$21.623	$22.350	$17.818	$13.409
Number of accumulation units outstanding at end of period	259,170	215,752	191,001	160,979	105,285	78,372	37,434	14,527
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$16.88	$16.03	$14.662	$13.753	$13.080	$13.009	$12.049	$11.571
Value at end of period	$17.36	$16.88	$16.03	$14.662	$13.753	$13.080	$13.009	$12.049
Number of accumulation units outstanding at end of period	63,822	55,454	54,354	30,937	31,503	25,083	13,507	700
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$15.10	$11.58	$15.924	$21.382	$25.286	$17.747	$13.220	$13.078
Value at end of period	$15.61	$15.10	$11.58	$15.924	$21.382	$25.286	$17.747	$13.220
Number of accumulation units outstanding at end of period	147,918	133,310	131,642	116,083	85,882	49,883	45,804	7,726
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$12.10	$9.05	$12.693	$21.186	$31.400	$14.077	$10.596	$8.894
Value at end of period	$14.46	$12.10	$9.05	$12.693	$21.186	$31.400	$14.077	$10.596
Number of accumulation units outstanding at end of period	340,367	283,726	284,062	252,869	210,616	157,088	114,249	38,785
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$16.52	$13.46	$18.263	$23.796	$28.515	$17.522	$13.735	$12.089
Value at end of period	$17.13	$16.52	$13.46	$18.263	$23.796	$28.515	$17.522	$13.735
Number of accumulation units outstanding at end of period	340,989	322,654	357,052	331,090	256,821	199,510	202,768	59,673
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$10.21	$7.88	$8.94					
Value at end of period	$11.38	$10.21	$7.88					
Number of accumulation units outstanding at end of period	128,258	44,247	4,841					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.30	$8.35	$9.73					
Value at end of period	$12.65	$10.30	$8.35					
Number of accumulation units outstanding at end of period	58,607	20,087	821					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.16							
Value at end of period	$11.34							
Number of accumulation units outstanding at end of period	6,475							
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$21.46							
Value at end of period	$29.05							
Number of accumulation units outstanding at end of period	10,521							
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$15.53	$10.97	$14.242	$16.363	$15.734	$10.032	$9.801	
Value at end of period	$18.31	$15.53	$10.97	$14.242	$16.363	$15.734	$10.032	
Number of accumulation units outstanding at end of period	248,725	131,309	38,962	28,237	8,495	494	180	
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during October 1998)								
Value at beginning of period	$13.20	$11.30	$10.624	$10.240	$10.082	$9.908	$9.582	
Value at end of period	$14.19	$13.20	$11.30	$10.624	$10.240	$10.082	$9.908	
Number of accumulation units outstanding at end of period	36,861	29,491	9,372	5,843	1,936	243	5	
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$9.65							
Value at end of period	$10.66							
Number of accumulation units outstanding at end of period	37,977							
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.28							
Value at end of period	$10.80							
Number of accumulation units outstanding at end of period	9,234							
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$9.72	$8.01	$9.68					
Value at end of period	$11.20	$9.72	$8.01					
Number of accumulation units outstanding at end of period	23,517	11,191	3,830					
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$9.25	$8.21						
Value at end of period	$10.19	$9.25						
Number of accumulation units outstanding at end of period	3,825	1,408						

CFI - 144

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$9.80							
Value at end of period	$10.66							
Number of accumulation units outstanding at end of period	7,083							
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.92	$8.76	$10.44					
Value at end of period	$14.40	$11.92	$8.76					
Number of accumulation units outstanding at end of period	31,913	6,469	290					
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.28							
Value at end of period	$11.63							
Number of accumulation units outstanding at end of period	7,383							
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.07							
Value at end of period	$10.83							
Number of accumulation units outstanding at end of period	66,318							
WANGER SELECT								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.12							
Value at end of period	$11.42							
Number of accumulation units outstanding at end of period	12,680							
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.73							
Value at end of period	$11.59							
Number of accumulation units outstanding at end of period	2,513							
WASHINGTON MUTUAL INVESTORS FUND℠								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.03							
Value at end of period	$10.83							
Number of accumulation units outstanding at end of period	27,631							

TABLE XVIII
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.10%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$8.82	$6.89	$9.205	$12.132	$13.767	$10.778		
Value at end of period	$9.30	$8.82	$6.89	$9.205	$12.132	$13.767		
Number of accumulation units outstanding at end of period	30,095	19,874	17,764	9,957	1,965	251		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$7.77	$6.32	$7.564	$9.912	$11.728	$10.373		
Value at end of period	$8.38	$7.77	$6.32	$7.564	$9.912	$11.728		
Number of accumulation units outstanding at end of period	58,398	35,062	41,825	30,661	24,518	281		
AIM V.I. GROWTH FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$5.51	$4.24	$6.213	$9.501	$12.081	$10.484		
Value at end of period	$5.89	$5.51	$4.24	$6.213	$9.501	$12.081		
Number of accumulation units outstanding at end of period	45,644	24,025	18,426	10,507	2,851	34		
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$7.18	$5.80	$8.408	$9.724	$11.518	$10.159		
Value at end of period	$7.51	$7.18	$5.80	$8.408	$9.724	$11.518		
Number of accumulation units outstanding at end of period	42,709	21,957	23,334	25,349	14,060	500		
AMERICAN CENTURY® INCOME & GROWTH FUND								
(Funds were first received in this option during January 2001)								
Value at beginning of period	$27.72	$21.67	$27.255	$31.141				
Value at end of period	$30.91	$27.72	$21.67	$27.255				
Number of accumulation units outstanding at end of period	2,145	2,251	2,226	4,491				
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$14.96	$12.68	$14.591	$15.853	$16.546	$14.906	$13.068	
Value at end of period	$16.02	$14.96	$12.68	$14.591	$15.853	$16.546	$14.906	
Number of accumulation units outstanding at end of period	41,804	40,704	46,212	37,568	15,619	10,085	1,048	
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$10.00							
Value at end of period	$11.46							
Number of accumulation units outstanding at end of period	26,520							

CFI - 146

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$16.63							
Value at end of period	$18.31							
Number of accumulation units outstanding at end of period	7,952							
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$19.90	$15.66	$17.466	$20.124	$21.789	$17.729	$13.791	$13.502
Value at end of period	$22.73	$19.90	$15.66	$17.466	$20.124	$21.789	$17.729	$13.791
Number of accumulation units outstanding at end of period	198,818	110,439	100,695	87,802	56,051	45,203	5,768	110
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$16.97	$13.17	$16.029	$17.053	$15.902	$15.120	$13.695	$13.343
Value at end of period	$18.72	$16.97	$13.17	$16.029	$17.053	$15.902	$15.120	$13.695
Number of accumulation units outstanding at end of period	191,321	132,197	114,751	91,020	31,932	39,294	4,490	589
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$15.44	$11.75	$17.003	$20.877	$23.710	$17.443	$12.643	$12.740
Value at end of period	$15.79	$15.44	$11.75	$17.003	$20.877	$23.710	$17.443	$12.643
Number of accumulation units outstanding at end of period	252,037	154,335	125,205	105,975	67,647	59,684	13,478	416
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.90	$9.10	$11.535	$14.795	$18.492	$13.108	$11.754	$11.651
Value at end of period	$14.50	$12.90	$9.10	$11.535	$14.795	$18.492	$13.108	$11.754
Number of accumulation units outstanding at end of period	27,192	11,515	14,368	11,538	8,320	9,933	1,860	5
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$12.08	$9.24	$11.74					
Value at end of period	$14.78	$12.08	$9.24					
Number of accumulation units outstanding at end of period	24,914	10,330	7,939					
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$12.77	$9.83	$9.92					
Value at end of period	$13.90	$12.77	$9.83					
Number of accumulation units outstanding at end of period	8,955	621	1					
ING AMERICAN CENTURY SELECT PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$8.64	$6.51	$6.37					
Value at end of period	$8.95	$8.64	$6.51					
Number of accumulation units outstanding at end of period	1,751	1,038	23					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.84	$8.09	$10.20					
Value at end of period	$13.01	$10.84	$8.09					
Number of accumulation units outstanding at end of period	8,794	1,689	663					
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during September 2002)								
Value at beginning of period	$11.48	$8.69	$8.85					
Value at end of period	$14.52	$11.48	$8.69					
Number of accumulation units outstanding at end of period	15,392	3,277	122					
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$7.83	$6.21	$6.51					
Value at end of period	$8.51	$7.83	$6.21					
Number of accumulation units outstanding at end of period	5,467	2,210	100					
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO								
(Funds were first received in this option during September 2002)								
Value at beginning of period	$10.12	$8.28	$8.63					
Value at end of period	$10.88	$10.12	$8.28					
Number of accumulation units outstanding at end of period	4,113	2,042	16					
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$12.65	$9.88	$12.191	$16.869	$21.211	$13.538	$11.633	
Value at end of period	$14.87	$12.65	$9.88	$12.191	$16.869	$21.211	$13.538	
Number of accumulation units outstanding at end of period	39,743	32,187	29,311	25,607	14,556	7,463	3,300	
ING JP MORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$11.80	$9.18	$9.50					
Value at end of period	$14.08	$11.80	$9.18					
Number of accumulation units outstanding at end of period	6,863	2,300	220					
ING JULIUS BAER FOREIGN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.90							
Value at end of period	$11.69							
Number of accumulation units outstanding at end of period	981							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during April 1998)								
Value at beginning of period	$13.94	$11.01	$15.934	$21.412	$22.961	$15.602	$14.846	
Value at end of period	$15.57	$13.94	$11.01	$15.934	$21.412	$22.961	$15.602	
Number of accumulation units outstanding at end of period	64,681	44,713	38,125	32,216	12,813	3,853	1,488	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during September 2003)								
Value at beginning of period	$11.96	$11.20						
Value at end of period	$13.15	$11.96						
Number of accumulation units outstanding at end of period	61,818	82						
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$12.43	$9.64	$9.07					
Value at end of period	$13.56	$12.43	$9.64					
Number of accumulation units outstanding at end of period	15,796	5,105	3					
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during March 2003)								
Value at beginning of period	$10.86	$7.77						
Value at end of period	$12.35	$10.86						
Number of accumulation units outstanding at end of period	3,156	725						
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$11.04	$10.73	$10.15					
Value at end of period	$11.39	$11.04	$10.73					
Number of accumulation units outstanding at end of period	79,788	16,759	4,887					
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$8.65	$6.33	$9.887	$13.367	$18.976	$12.716	$9.915	$10.039
Value at end of period	$9.38	$8.65	$6.33	$9.887	$13.367	$18.976	$12.716	$9.915
Number of accumulation units outstanding at end of period	113,873	94,672	72,342	68,031	44,716	34,563	6,017	16
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$16.58	$11.92	$11.21					
Value at end of period	$17.79	$16.58	$11.92					
Number of accumulation units outstanding at end of period	4,387	1,487	46					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$7.19	$5.03	$5.24					
Value at end of period	$7.72	$7.19	$5.03					
Number of accumulation units outstanding at end of period	7,460	4,522	1					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during June 2003)								
Value at beginning of period	$12.94	$11.44						
Value at end of period	$14.70	$12.94						
Number of accumulation units outstanding at end of period	14,049	526						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$17.52	$13.53	$17.829	$20.079	$20.307	$16.784	$14.258	
Value at end of period	$19.06	$17.52	$13.53	$17.829	$20.079	$20.307	$16.784	
Number of accumulation units outstanding at end of period	103,951	63,306	48,566	44,138	25,973	23,320	2,769	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$8.82	$7.13	$9.605	$12.275	$12.993	$10.591	$10.008	
Value at end of period	$10.01	$8.82	$7.13	$9.605	$12.275	$12.993	$10.591	
Number of accumulation units outstanding at end of period	61,545	45,679	44,242	42,534	27,356	20,445	121	
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.66	$8.32	$8.80					
Value at end of period	$12.31	$10.66	$8.32					
Number of accumulation units outstanding at end of period	20,591	3,060	132					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO								
(Funds were first received in this option during December 2002)								
Value at beginning of period	$29.68	$23.62	$24.31					
Value at end of period	$32.48	$29.68	$23.62					
Number of accumulation units outstanding at end of period	257	18	237					
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$16.66	$14.17	$15.976	$16.864	$17.146	$15.259	$13.194	$12.915
Value at end of period	$18.03	$16.66	$14.17	$15.976	$16.864	$17.146	$15.259	$13.194
Number of accumulation units outstanding at end of period	266,424	99,803	60,447	60,130	45,823	79,953	10,484	294
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during June 2000)								
Value at beginning of period	$3.71	$2.58	$4.445	$5.834	$9.939			
Value at end of period	$3.63	$3.71	$2.58	$4.445	$5.834			
Number of accumulation units outstanding at end of period	52,631	47,125	20,196	19,650	20,197			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.73	$10.21	$13.757	$17.047	$19.358	$16.669	$14.720	$14.520
Value at end of period	$13.64	$12.73	$10.21	$13.757	$17.047	$19.358	$16.669	$14.720
Number of accumulation units outstanding at end of period	389,153	290,139	283,693	294,162	221,198	143,472	33,836	570
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$13.65	$10.58	$15.059	$20.878	$23.973	$17.958	$13.188	$13.325
Value at end of period	$14.47	$13.65	$10.58	$15.059	$20.878	$23.973	$17.958	$13.188
Number of accumulation units outstanding at end of period	47,812	27,283	24,310	18,105	9,211	14,643	1,761	37

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$17.17	$13.76	$17.728	$20.751	$23.158	$18.837	$14.472	$14.078
Value at end of period	$18.77	$17.17	$13.76	$17.728	$20.751	$23.158	$18.837	$14.472
Number of accumulation units outstanding at end of period	166,098	160,364	135,043	112,980	76,997	65,999	10,488	215
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$16.46	$12.57	$14.454	$14.811	$12.487	$10.902	$9.772	
Value at end of period	$18.98	$16.46	$12.57	$14.454	$14.811	$12.487	$10.902	
Number of accumulation units outstanding at end of period	149,316	91,228	69,607	37,048	5,612	1,327	3	
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during February 1999)								
Value at beginning of period	$12.30	$9.13	$10.637	$10.503	$9.669	$8.476		
Value at end of period	$14.85	$12.30	$9.13	$10.637	$10.503	$9.669		
Number of accumulation units outstanding at end of period	50,782	24,475	24,800	8,426	1,063	1,596		
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during December 1997)								
Value at beginning of period	$15.51	$14.75	$13.766	$12.800	$11.803	$12.022	$11.240	$11.219
Value at end of period	$16.09	$15.51	$14.75	$13.766	$12.800	$11.803	$12.022	$11.240
Number of accumulation units outstanding at end of period	147,951	85,778	85,507	68,466	17,651	24,571	2,532	6
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during February 1999)								
Value at beginning of period	$8.22	$6.29	$8.680	$11.530	$14.631	$9.800		
Value at end of period	$9.53	$8.22	$6.29	$8.680	$11.530	$14.631		
Number of accumulation units outstanding at end of period	11,277	9,763	7,563	5,098	1,911	767		
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.27	$7.99	$10.20					
Value at end of period	$11.93	$10.27	$7.99					
Number of accumulation units outstanding at end of period	20,980	4,740	2,454					
ING VP MAGNACAP PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$8.86	$6.84	$6.42					
Value at end of period	$9.55	$8.86	$6.84					
Number of accumulation units outstanding at end of period	832	266	72					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$9.37	$6.93	$7.94					
Value at end of period	$10.34	$9.37	$6.93					
Number of accumulation units outstanding at end of period	6,064	1,308	40					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.60	$12.62	$12.559	$12.218	$11.611	$11.172	$10.711	$10.663
Value at end of period	$12.59	$12.60	$12.62	$12.559	$12.218	$11.611	$11.172	$10.711
Number of accumulation units outstanding at end of period	206,605	192,899	162,881	121,077	39,771	25,798	6,784	145
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during August 1998)								
Value at beginning of period	$13.16	$10.19	$10.525	$12.659	$10.812	$9.581	$8.980	
Value at end of period	$14.66	$13.16	$10.19	$10.525	$12.659	$10.812	$9.581	
Number of accumulation units outstanding at end of period	9,793	3,148	2,324	2,203	1,087	1,354	31	
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.92							
Value at end of period	$13.90							
Number of accumulation units outstanding at end of period	3,097							
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$19.83	$14.58	$19.205	$18.673	$17.689	$13.668	$13.669	$13.331
Value at end of period	$22.43	$19.83	$14.58	$19.205	$18.673	$17.689	$13.668	$13.669
Number of accumulation units outstanding at end of period	52,216	46,693	33,179	22,421	7,637	7,548	6,323	650
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$6.85	$4.99	$5.22					
Value at end of period	$7.46	$6.85	$4.99					
Number of accumulation units outstanding at end of period	4,124	1,863	9					
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$14.28	$12.09	$13.508	$14.685	$14.786	$13.564	$12.949	$12.904
Value at end of period	$15.57	$14.28	$12.09	$13.508	$14.685	$14.786	$13.564	$12.949
Number of accumulation units outstanding at end of period	74,480	75,675	58,967	57,924	47,415	51,462	14,611	14
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$14.30	$11.63	$13.630	$15.580	$15.857	$14.020	$13.590	$13.275
Value at end of period	$15.84	$14.30	$11.63	$13.630	$15.580	$15.857	$14.020	$13.590
Number of accumulation units outstanding at end of period	60,403	51,467	46,766	44,706	28,871	29,411	9,573	42
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during January 1997)								
Value at beginning of period	$14.71	$13.09	$13.836	$14.330	$13.823	$13.050	$12.338	$12.223
Value at end of period	$15.72	$14.71	$13.09	$13.836	$14.330	$13.823	$13.050	$12.338
Number of accumulation units outstanding at end of period	47,464	28,751	28,653	30,464	23,916	23,031	3,369	851

CFI - 152

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$16.71	$13.56	$18.519	$20.718	$19.007	$16.071	$13.276	$12.952
Value at end of period	$18.21	$16.71	$13.56	$18.519	$20.718	$19.007	$16.071	$13.276
Number of accumulation units outstanding at end of period	36,915	29,575	20,408	12,380	1,299	1,480	1,219	46
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$21.22	$18.81	$20.332	$21.573	$22.309	$17.794	$13.398	$13.138
Value at end of period	$22.78	$21.22	$18.81	$20.332	$21.573	$22.309	$17.794	$13.398
Number of accumulation units outstanding at end of period	161,442	105,092	90,427	73,039	43,941	28,646	4,709	256
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$16.81	$15.98	$14.621	$13.722	$13.056	$12.992	$12.039	$11.872
Value at end of period	$17.29	$16.81	$15.98	$14.621	$13.722	$13.056	$12.992	$12.039
Number of accumulation units outstanding at end of period	94,389	64,425	57,349	39,215	5,815	7,040	2,780	12
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$15.04	$11.54	$15.879	$21.332	$25.240	$17.723	$13.209	$12.995
Value at end of period	$15.55	$15.04	$11.54	$15.879	$21.332	$25.240	$17.723	$13.209
Number of accumulation units outstanding at end of period	124,259	84,700	85,734	72,514	37,392	25,768	2,555	498
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.05	$9.02	$12.657	$21.137	$31.343	$14.059	$10.587	$10.337
Value at end of period	$14.40	$12.05	$9.02	$12.657	$21.137	$31.343	$14.059	$10.587
Number of accumulation units outstanding at end of period	272,268	215,734	202,410	170,759	93,122	64,071	3,032	269
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$16.46	$13.42	$18.212	$23.741	$28.463	$17.499	$13.724	$14.565
Value at end of period	$17.05	$16.46	$13.42	$18.212	$23.741	$28.463	$17.499	$13.724
Number of accumulation units outstanding at end of period	212,534	169,055	164,665	151,241	90,052	65,151	14,918	971
JANUS TWENTY FUND								
(Funds were first received in this option during January 2001)								
Value at beginning of period	$4.79	$3.86	$5.140	$7.820				
Value at end of period	$5.87	$4.79	$3.86	$5.140				
Number of accumulation units outstanding at end of period	39,284	41,603	36,548	33,332				
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.20	$7.87	$9.56					
Value at end of period	$11.36	$10.20	$7.87					
Number of accumulation units outstanding at end of period	121,410	20,909	2,669					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
LORD ABBET SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.29	$8.34	$9.81					
Value at end of period	$12.63	$10.29	$8.34					
Number of accumulation units outstanding at end of period	34,990	14,828	4,007					
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.09							
Value at end of period	$11.33							
Number of accumulation units outstanding at end of period	7,461							
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$21.35							
Value at end of period	$28.98							
Number of accumulation units outstanding at end of period	14,273							
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during July 1998)								
Value at beginning of period	$15.49	$10.95	$14.215	$16.341	$15.721	$10.029	$10.160	
Value at end of period	$18.25	$15.49	$10.95	$14.215	$16.341	$15.721	$10.029	
Number of accumulation units outstanding at end of period	149,367	80,145	42,009	19,088	2,579	966	27	
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during September 1998)								
Value at beginning of period	$13.16	$11.27	$10.604	$10.226	$10.074	$9.905	$9.720	
Value at end of period	$14.14	$13.16	$11.27	$10.604	$10.226	$10.074	$9.905	
Number of accumulation units outstanding at end of period	35,337	9,074	7,504	4,183	767	783	22	
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$9.59							
Value at end of period	$10.63							
Number of accumulation units outstanding at end of period	956							
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$10.46							
Value at end of period	$10.79							
Number of accumulation units outstanding at end of period	12,814							
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$9.71	$8.01	$9.24					
Value at end of period	$11.18	$9.71	$8.01					
Number of accumulation units outstanding at end of period	12,889	15,160	6,329					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$9.24	$7.55	$8.24					
Value at end of period	$10.17	$9.24	$7.55					
Number of accumulation units outstanding at end of period	1,407	689	344					
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.98							
Value at end of period	$10.66							
Number of accumulation units outstanding at end of period	1,600							
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.90	$8.75	$10.63					
Value at end of period	$14.38	$11.90	$8.75					
Number of accumulation units outstanding at end of period	28,915	4,584	655					
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.33							
Value at end of period	$11.62							
Number of accumulation units outstanding at end of period	1,237							
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$10.05							
Value at end of period	$10.83							
Number of accumulation units outstanding at end of period	39,555							
WANGER SELECT								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$10.06							
Value at end of period	$11.42							
Number of accumulation units outstanding at end of period	1,444							
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.42							
Value at end of period	$11.58							
Number of accumulation units outstanding at end of period	463							
WASHINGTON MUTUAL INVESTORS FUNDSM								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.01							
Value at end of period	$10.83							
Number of accumulation units outstanding at end of period	42,278							

CONDENSED FINANCIAL INFORMATION

TABLE XIX
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.15%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$8.80	$6.87	$9.192	$12.121	$13.762	$9.693			
Value at end of period	$9.28	$8.80	$6.87	$9.192	$12.121	$13.762			
Number of accumulation units outstanding at end of period	8,932	6,641	3,373	2,162	1,957	518			
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during August 1999)									
Value at beginning of period	$7.75	$6.30	$7.554	$9.903	$11.724	$9.204			
Value at end of period	$8.35	$7.75	$6.30	$7.554	$9.903	$11.724			
Number of accumulation units outstanding at end of period	36,127	35,070	13,776	10,181	7,464	464			
AIM V.I. GROWTH FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$5.49	$4.23	$6.204	$9.493	$12.077	$9.390			
Value at end of period	$5.88	$5.49	$4.23	$6.204	$9.493	$12.077			
Number of accumulation units outstanding at end of period	12,576	8,684	5,582	4,996	4,197	1,062			
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during May 1999)									
Value at beginning of period	$7.16	$5.79	$8.397	$9.715	$11.514	$9.747			
Value at end of period	$7.48	$7.16	$5.79	$8.397	$9.715	$11.514			
Number of accumulation units outstanding at end of period	9,046	11,993	9,443	7,328	3,149	115			
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$14.90	$12.64	$14.550	$15.816	$16.515	$14.886	$12.951	$11.071	
Value at end of period	$15.95	$14.90	$12.64	$14.550	$15.816	$16.515	$14.886	$12.951	
Number of accumulation units outstanding at end of period	14,502	9,193	8,800	9,675	23,265	53,770	48,553	37,416	
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.03								
Value at end of period	$11.46								
Number of accumulation units outstanding at end of period	1,516								
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$16.27								
Value at end of period	$18.27								
Number of accumulation units outstanding at end of period	2,724								

	2004	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$19.82	$15.61	$17.416	$20.078	$21.749	$17.706	$13.780	$11.228	$10.000
Value at end of period	$22.63	$19.82	$15.61	$17.416	$20.078	$21.749	$17.706	$13.780	$11.228
Number of accumulation units outstanding at end of period	2378,26	83,150	58,609	50,343	57,857	112,281	85,591	56,042	4,169
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$16.91	$13.12	$15.984	$17.013	$15.873	$15.100	$13.684	$10.805	$10.000
Value at end of period	$18.64	$16.91	$13.12	$15.984	$17.013	$15.873	$15.100	$13.684	$10.805
Number of accumulation units outstanding at end of period	110,055	41,132	28,002	24,882	36,840	77,294	62,313	40,977	4,215
FIDELITY® VIP GROWTH PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$15.39	$11.71	$16.955	$20.829	$23.667	$17.420	$12.632	$10.348	$10.000
Value at end of period	$15.72	$15.39	$11.71	$16.955	$20.829	$23.667	$17.420	$12.632	$10.348
Number of accumulation units outstanding at end of period	105,129	64,097	59,388	54,245	80,859	107,839	70,232	43,953	4,472
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$12.85	$9.06	$11.502	$14.761	$18.458	$13.091	$11.745	$10.662	
Value at end of period	$14.43	$12.85	$9.06	$11.502	$14.761	$18.458	$13.091	$11.745	
Number of accumulation units outstanding at end of period	26,653	12,473	7,740	6,014	7,202	10,801	9,778	6,203	
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$12.06	$9.24	$11.50						
Value at end of period	$14.76	$12.06	$9.24						
Number of accumulation units outstanding at end of period	10,292	3,163	1,512						
ING AELTUS ENHANCED INDEX PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$7.82	$6.21	$6.26						
Value at end of period	$8.50	$7.82	$6.21						
Number of accumulation units outstanding at end of period	81	887	439						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING AMERICAN CENTURY SELECT PORTFOLIO									
(Funds were first received in this option during April 2003)									
Value at beginning of period	$8.63	$6.99							
Value at end of period	$8.94	$8.63							
Number of accumulation units outstanding at end of period	1,983	593							
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO									
(Funds were first received in this option during September 2002)									
Value at beginning of period	$10.83	$8.09	$8.37						
Value at end of period	$12.99	$10.83	$8.09						
Number of accumulation units outstanding at end of period	7,599	2,653	163						
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$11.47	$8.69	$9.62						
Value at end of period	$14.51	$11.47	$8.69						
Number of accumulation units outstanding at end of period	16,631	2,542	35						
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO									
(Funds were first received in this option during September 2002)									
Value at beginning of period	$10.11	$8.27	$7.81						
Value at end of period	$10.87	$10.11	$8.27						
Number of accumulation units outstanding at end of period	518	1,150	43						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$12.60	$9.84	$12.156	$16.830	$21.173	$13.520	$11.484	$11.341	
Value at end of period	$14.81	$12.60	$9.84	$12.156	$16.830	$21.173	$13.520	$11.484	
Number of accumulation units outstanding at end of period	38,421	18,650	19,609	21,211	44,357	80,398	88,163	77,528	
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$11.79	$9.17	$8.83						
Value at end of period	$14.06	$11.79	$9.17						
Number of accumulation units outstanding at end of period	2,497	554	94						
ING JULIUS BAER FOREIGN PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$9.74								
Value at end of period	$11.69								
Number of accumulation units outstanding at end of period	521								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$13.89	$10.97	$15.889	$21.363	$22.919	$15.582	$12.437	$12.258	
Value at end of period	$15.50	$13.89	$10.97	$15.889	$21.363	$22.919	$15.582	$12.437	
Number of accumulation units outstanding at end of period	32,796	32,812	30,277	28,373	51,927	77,458	75,920	79,382	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during October 2003)									
Value at beginning of period	$11.96	$11.37							
Value at end of period	$13.14	$11.96							
Number of accumulation units outstanding at end of period	17,416	557							
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$12.42	$10.12							
Value at end of period	$13.54	$12.42							
Number of accumulation units outstanding at end of period	4,089	2,076							
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$10.85	$8.32	$8.02						
Value at end of period	$12.33	$10.85	$8.32						
Number of accumulation units outstanding at end of period	743	653	4						
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during May 2002)									
Value at beginning of period	$11.03	$10.72	$10.06						
Value at end of period	$11.38	$11.03	$10.72						
Number of accumulation units outstanding at end of period	25,945	12,016	1,261						
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$8.61	$6.31	$9.859	$13.336	$18.942	$12.699	$9.907	$10.031	
Value at end of period	$9.34	$8.61	$6.31	$9.859	$13.336	$18.942	$12.699	$9.907	
Number of accumulation units outstanding at end of period	96,078	77,677	82,668	83,543	98,119	200,163	196,772	165,668	
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO									
(Funds were first received in this option during September 2002)									
Value at beginning of period	$16.56	$11.91	$11.87						
Value at end of period	$17.76	$16.56	$11.91						
Number of accumulation units outstanding at end of period	4,549	2,398	183						
ING SALOMON BROTHERS INVESTORS VALUE PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$12.75	$10.29							
Value at end of period	$13.88	$12.75							
Number of accumulation units outstanding at end of period	684	615							

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$7.18	$5.02	$5.30						
Value at end of period	$7.71	$7.18	$5.02						
Number of accumulation units outstanding at end of period	3,261	610	116						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$12.81								
Value at end of period	$14.69								
Number of accumulation units outstanding at end of period	8,439								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$17.45	$13.48	$17.779	$20.032	$20.270	$16.762	$13.288	$13.021	
Value at end of period	$18.98	$17.45	$13.48	$17.779	$20.032	$20.270	$16.762	$13.288	
Number of accumulation units outstanding at end of period	63,612	23,142	23,649	25,440	34,241	62,597	60,127	42,110	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$8.78	$7.11	$9.578	$12.247	$12.969	$10.577	$8.698	$8.869	
Value at end of period	$9.97	$8.78	$7.11	$9.578	$12.247	$12.969	$10.577	$8.698	
Number of accumulation units outstanding at end of period	68,289	52,502	56,188	58,402	81,794	129,349	135,559	122,863	
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during October 2002)									
Value at beginning of period	$10.66	$8.31	$7.15						
Value at end of period	$12.30	$10.66	$8.31						
Number of accumulation units outstanding at end of period	5,507	4,603	307						
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$29.65	$23.61	$26.66						
Value at end of period	$32.43	$29.65	$23.61						
Number of accumulation units outstanding at end of period	137	52	1						
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$16.60	$14.13	$15.931	$16.825	$17.115	$15.239	$13.183	$11.130	
Value at end of period	$17.95	$16.60	$14.13	$15.931	$16.825	$17.115	$15.239	$13.183	
Number of accumulation units outstanding at end of period	156,016	75,376	70,353	72,759	165,556	224,431	275,681	250,060	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during June 2000)									
Value at beginning of period	$3.71	$2.58	$4.441	$5.832	$9.851				
Value at end of period	$3.62	$3.71	$2.58	$4.441	$5.832				
Number of accumulation units outstanding at end of period	26,215	22,386	13,750	8,802	3,756				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$12.68	$10.17	$13.718	$17.008	$19.323	$16.647	$14.708	$11.805	
Value at end of period	$13.58	$12.68	$10.17	$13.718	$17.008	$19.323	$16.647	$14.708	
Number of accumulation units outstanding at end of period	307,389	268,968	257,254	284,048	329,934	514,328	581,226	508,938	
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during September 1997)									
Value at beginning of period	$13.60	$10.55	$15.024	$20.839	$23.940	$17.943	$13.183	$13.348	
Value at end of period	$14.41	$13.60	$10.55	$15.024	$20.839	$23.940	$17.943	$13.183	
Number of accumulation units outstanding at end of period	21,180	27,924	22,629	19,163	16,705	25,113	14,989	118	
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$17.10	$13.72	$17.681	$20.707	$23.120	$18.815	$14.463	$11.663	
Value at end of period	$18.70	$17.10	$13.72	$17.681	$20.707	$23.120	$18.815	$14.463	
Number of accumulation units outstanding at end of period	259,832	65,867	47,238	42,375	39,703	49,777	26,210	5,517	
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during August 1998)									
Value at beginning of period	$16.42	$12.54	$14.427	$14.791	$12.477	$10.898	$9.105		
Value at end of period	$18.92	$16.42	$12.54	$14.427	$14.791	$12.477	$10.898		
Number of accumulation units outstanding at end of period	89,723	27,867	12,024	5,029	5,064	933	96		
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$12.26	$9.11	$10.618	$10.489	$9.661	$8.821	$9.569		
Value at end of period	$14.80	$12.26	$9.11	$10.618	$10.489	$9.661	$8.821		
Number of accumulation units outstanding at end of period	70,348	18,738	8,843	3,338	1,569	3,035	1,234		
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$15.45	$14.70	$13.727	$12.770	$11.781	$12.006	$11.231	$10.476	
Value at end of period	$16.02	$15.45	$14.70	$13.727	$12.770	$11.781	$12.006	$11.231	
Number of accumulation units outstanding at end of period	65,146	64,925	63,808	62,226	58,437	88,391	106,179	89,517	
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during August 1998)									
Value at beginning of period	$8.20	$6.28	$8.664	$11.514	$14.618	$9.771	$9.763		
Value at end of period	$9.50	$8.20	$6.28	$8.664	$11.514	$14.618	$9.771		
Number of accumulation units outstanding at end of period	7,408	5,252	3,725	2,848	734	726	167		
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$10.26	$7.99	$9.24						
Value at end of period	$11.91	$10.26	$7.99						
Number of accumulation units outstanding at end of period	64,416	6,534	2,944						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP MAGNACAP PORTFOLIO									
(Funds were first received in this option during September 2002)									
Value at beginning of period	$8.85	$6.83	$7.12						
Value at end of period	$9.54	$8.85	$6.83						
Number of accumulation units outstanding at end of period	1,383	25	9						
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$9.36	$6.93	$7.36						
Value at end of period	$10.32	$9.36	$6.93						
Number of accumulation units outstanding at end of period	857	1,552	58						
ING VP MONEY MARKET PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$12.55	$12.58	$12.524	$12.189	$11.590	$11.158	$10.702	$10.264	$10.000
Value at end of period	$12.54	$12.55	$12.58	$12.524	$12.189	$11.590	$11.158	$10.702	$10.264
Number of accumulation units outstanding at end of period	103,759	102,165	82,720	76,506	59,675	87,883	76,594	44,265	9,856
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$13.11	$10.16	$10.495	$12.629	$10.792	$9.568	$12.042	$11.865	
Value at end of period	$14.60	$13.11	$10.16	$10.495	$12.629	$10.792	$9.568	$12.042	
Number of accumulation units outstanding at end of period	4,218	3,823	3,016	3,015	5,137	8,711	12,059	12,454	
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$10.68								
Value at end of period	$13.89								
Number of accumulation units outstanding at end of period	10,565								
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during September 1997)									
Value at beginning of period	$19.76	$14.54	$19.160	$18.638	$17.665	$13.657	$13.664	$13.709	
Value at end of period	$22.35	$19.76	$14.54	$19.160	$18.638	$17.665	$13.657	$13.664	
Number of accumulation units outstanding at end of period	87,891	16,987	15,129	13,689	13,933	12,873	9,141	119	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$6.84	$4.99	$5.63						
Value at end of period	$7.45	$6.84	$4.99						
Number of accumulation units outstanding at end of period	1,800	891	81						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$14.23	$12.05	$13.470	$14.651	$14.759	$13.546	$12.938	$11.182	
Value at end of period	$15.50	$14.23	$12.05	$13.470	$14.651	$14.759	$13.546	$12.938	
Number of accumulation units outstanding at end of period	98,752	17,206	13,409	13,896	14,300	34,308	24,882	7,129	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$14.24	$11.59	$13.591	$15.544	$15.828	$14.002	$13.579	$11.525	
Value at end of period	$15.77	$14.24	$11.59	$13.591	$15.544	$15.828	$14.002	$13.579	
Number of accumulation units outstanding at end of period	77,380	22,301	17,410	17,200	25,072	43,436	26,911	6,392	
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$14.66	$13.05	$13.797	$14.297	$13.798	$13.033	$12.328	$10.927	
Value at end of period	$15.65	$14.66	$13.05	$13.797	$14.297	$13.798	$13.033	$12.328	
Number of accumulation units outstanding at end of period	32,084	8,613	6,921	10,286	13,274	19,762	23,052	21,027	
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during September 1997)									
Value at beginning of period	$16.66	$13.52	$18.476	$20.679	$18.982	$16.057	$13.271	$13.244	
Value at end of period	$18.14	$16.66	$13.52	$18.476	$20.679	$18.982	$16.057	$13.271	
Number of accumulation units outstanding at end of period	54,582	15,335	10,167	9,254	7,948	5,973	4,025	47	
JANUS ASPEN BALANCED PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$21.14	$18.75	$20.275	$21.523	$22.269	$17.771	$13.387	$11.090	$10.000
Value at end of period	$22.68	$21.14	$18.75	$20.275	$21.523	$22.269	$17.771	$13.387	$11.090
Number of accumulation units outstanding at end of period	99,265	52,946	44,165	69,826	75,248	71,007	36,442	15,461	13
JANUS ASPEN FLEXIBLE INCOME PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$16.75	$15.92	$14.579	$13.690	$13.032	$12.975	$12.029	$10.882	
Value at end of period	$17.21	$16.75	$15.92	$14.579	$13.690	$13.032	$12.975	$12.029	
Number of accumulation units outstanding at end of period	22,339	20,156	11,559	10,047	7,770	15,890	8,869	4,140	
JANUS ASPEN GROWTH PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$14.98	$11.50	$15.834	$21.283	$25.194	$17.700	$13.198	$11.138	
Value at end of period	$15.48	$14.98	$11.50	$15.834	$21.283	$25.194	$17.700	$13.198	
Number of accumulation units outstanding at end of period	55,356	46,216	30,013	32,482	42,066	56,211	39,188	22,179	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
JANUS ASPEN MID CAP GROWTH PORTFOLIO (The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$12.01	$8.99	$12.621	$21.088	$31.286	$14.040	$10.578	$9.498	$10.000
Value at end of period	$14.33	$12.01	$8.99	$12.621	$21.088	$31.286	$14.040	$10.578	$9.498
Number of accumulation units outstanding at end of period	161,764	96,156	76,205	77,962	111,951	150,087	103,123	77,340	4,932
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$16.39	$13.37	$18.161	$23.686	$28.411	$17.476	$13.712	$11.355	$10.000
Value at end of period	$16.98	$16.39	$13.37	$18.161	$23.686	$28.411	$17.476	$13.712	$11.355
Number of accumulation units outstanding at end of period	165,204	99,792	92,021	89,662	103,449	163,390	130,326	77,286	9
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during May 2002)									
Value at beginning of period	$10.19	$7.87	$9.36						
Value at end of period	$11.34	$10.19	$7.87						
Number of accumulation units outstanding at end of period	37,600	7,118	663						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO (Funds were first received in this option during July 2002)									
Value at beginning of period	$10.28	$8.33	$8.82						
Value at end of period	$12.60	$10.28	$8.33						
Number of accumulation units outstanding at end of period	23,810	16,651	938						
NEW PERSPECTIVE FUND® (Funds were first received in this option during July 2004)									
Value at beginning of period	$10.12								
Value at end of period	$11.33								
Number of accumulation units outstanding at end of period	2,962								
OPPENHEIMER DEVELOPING MARKETS FUND (Funds were first received in this option during July 2004)									
Value at beginning of period	$21.66								
Value at end of period	$28.92								
Number of accumulation units outstanding at end of period	7,115								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
OPPENHEIMER GLOBAL SECURITIES FUND/VA									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$15.44	$10.92	$14.189	$16.319	$15.707	$10.025	$9.974		
Value at end of period	$18.19	$15.44	$10.92	$14.189	$16.319	$15.707	$10.025		
Number of accumulation units outstanding at end of period	83,303	33,406	17,052	8,601	6,903	775	295		
OPPENHEIMER STRATEGIC BOND FUND/VA									
(Funds were first received in this option during July 1998)									
Value at beginning of period	$13.12	$11.24	$10.584	$10.213	$10.065	$9.902	$10.052		
Value at end of period	$14.10	$13.12	$11.24	$10.584	$10.213	$10.065	$9.902		
Number of accumulation units outstanding at end of period	12,670	6,335	3,320	1,153	312	1,186	689		
PAX WORLD BALANCED FUND, INC.									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$9.54								
Value at end of period	$10.61								
Number of accumulation units outstanding at end of period	3,783								
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$10.43								
Value at end of period	$10.79								
Number of accumulation units outstanding at end of period	4,166								
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$9.70	$8.00	$8.37						
Value at end of period	$11.16	$9.70	$8.00						
Number of accumulation units outstanding at end of period	37,929	2,451	254						
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during August 2002)									
Value at beginning of period	$9.23	$7.54	$7.99						
Value at end of period	$10.15	$9.23	$7.54						
Number of accumulation units outstanding at end of period	3,419	739	389						
PIONEER HIGH YIELD VCT PORTFOLIO									
(Funds were first received in this option during October 2004)									
Value at beginning of period	$10.35								
Value at end of period	$10.65								
Number of accumulation units outstanding at end of period	2,409								
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$11.89	$8.75	$9.63						
Value at end of period	$14.35	$11.89	$8.75						
Number of accumulation units outstanding at end of period	6,178	2,160	1,148						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during October 2004)									
Value at beginning of period	$10.76								
Value at end of period	$11.62								
Number of accumulation units outstanding at end of period	1,133								
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$9.90								
Value at end of period	$10.82								
Number of accumulation units outstanding at end of period	9,197								
WANGER SELECT									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$9.43								
Value at end of period	$11.42								
Number of accumulation units outstanding at end of period	1,239								
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$9.99								
Value at end of period	$11.58								
Number of accumulation units outstanding at end of period	24								
WASHINGTON MUTUAL INVESTORS FUND[SM]									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.18								
Value at end of period	$10.82								
Number of accumulation units outstanding at end of period	8,984								

CONDENSED FINANCIAL INFORMATION

TABLE XX
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.20%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during May 1999)								
Value at beginning of period	$8.78	$6.86	$9.180	$12.111	$13.758	$10.195		
Value at end of period	$9.25	$8.78	$6.86	$9.180	$12.111	$13.758		
Number of accumulation units outstanding at end of period	4,519	21,903	15,354	6,231	1,368	218		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$7.74	$6.29	$7.544	$9.895	$11.720	$9.601		
Value at end of period	$8.33	$7.74	$6.29	$7.544	$9.895	$11.720		
Number of accumulation units outstanding at end of period	4,805	54,658	43,800	31,088	15,556	179		
AIM V.I. GROWTH FUND								
(Funds were first received in this option during May 1999)								
Value at beginning of period	$5.48	$4.23	$6.196	$9.485	$12.073	$9.493		
Value at end of period	$5.86	$5.48	$4.23	$6.196	$9.485	$12.073		
Number of accumulation units outstanding at end of period	10,063	66,503	53,764	12,715	6,982	167		
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$7.14	$5.78	$8.386	$9.707	$11.510	$9.848		
Value at end of period	$7.46	$7.14	$5.78	$8.386	$9.707	$11.510		
Number of accumulation units outstanding at end of period	2,794	32,685	26,885	5,729	2,497	156		
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$14.85	$12.59	$14.509	$15.780	$16.485	$14.867	$13.354	
Value at end of period	$15.88	$14.85	$12.59	$14.509	$15.780	$16.485	$14.867	
Number of accumulation units outstanding at end of period	11,929	12,575	12,326	2,958	8,799	6,433	2,926	
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$10.22							
Value at end of period	$11.45							
Number of accumulation units outstanding at end of period	214							
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$16.22							
Value at end of period	$18.23							
Number of accumulation units outstanding at end of period	1,333							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$19.75	$15.56	$17.367	$20.031	$21.710	$17.683	$13.768	$12.889
Value at end of period	$22.53	$19.75	$15.56	$17.367	$20.031	$21.710	$17.683	$13.768
Number of accumulation units outstanding at end of period	36,012	68,670	46,506	35,773	35,454	29,986	29,528	27
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$16.84	$13.08	$15.939	$16.974	$15.844	$15.080	$14.168	
Value at end of period	$18.56	$16.84	$13.08	$15.939	$16.974	$15.844	$15.080	
Number of accumulation units outstanding at end of period	28,000	70,821	50,747	31,625	30,503	21,440	13,584	
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$15.33	$11.68	$16.907	$20.781	$23.624	$17.397	$13.438	
Value at end of period	$15.66	$15.33	$11.68	$16.907	$20.781	$23.624	$17.397	
Number of accumulation units outstanding at end of period	49,508	197,515	154,272	85,637	71,710	55,527	58,305	
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during February 1997)								
Value at beginning of period	$12.80	$9.03	$11.470	$14.727	$18.424	$13.074	$12.43	
Value at end of period	$14.37	$12.80	$9.03	$11.470	$14.727	$18.424	$13.074	
Number of accumulation units outstanding at end of period	7,735	14,662	4,490	2,349	3,777	2,471	5,797	
FRANKLIN SMALL CAP VALUE SECURITIES								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$12.05	$9.23	$10.06					
Value at end of period	$14.73	$12.05	$9.23					
Number of accumulation units outstanding at end of period	2,444	4,293	1,437					
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during December 2002)								
Value at beginning of period	$12.74	$9.82	$10.14					
Value at end of period	$13.85	$12.74	$9.82					
Number of accumulation units outstanding at end of period	717	1,028	80					
ING AMERICAN CENTURY SELECT PORTFOLIO								
(Funds were first received in this option during February 2003)								
Value at beginning of period	$8.62	$6.36						
Value at end of period	$8.93	$8.62						
Number of accumulation units outstanding at end of period	453	2,973						
ING AMERICAN CENTURY SMALL CAP VALUE								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$10.82	$8.08	$8.97					
Value at end of period	$12.98	$10.82	$8.08					
Number of accumulation units outstanding at end of period	571	2,295	539					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$11.46	$8.69	$8.62					
Value at end of period	$14.49	$11.46	$8.69					
Number of accumulation units outstanding at end of period	1,809	2,646	227					
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during)								
Value at beginning of period	$7.81	$6.21	$6.53					
Value at end of period	$8.49	$7.81	$6.21					
Number of accumulation units outstanding at end of period	884	175	64					
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$10.10	$8.27	$8.45					
Value at end of period	$10.85	$10.10	$8.27					
Number of accumulation units outstanding at end of period	61	551	197					
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$12.55	$9.81	$12.122	$16.791	$21.134	$13.502	$12.274	
Value at end of period	$14.74	$12.55	$9.81	$12.122	$16.791	$21.134	$13.502	
Number of accumulation units outstanding at end of period	8,361	25,442	19,441	13,728	19,314	15,623	13,604	
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$11.78	$9.17	$9.77					
Value at end of period	$14.04	$11.78	$9.17					
Number of accumulation units outstanding at end of period	346	3,971	534					
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$13.84	$10.93	$15.845	$21.313	$22.878	$15.561	$13.387	
Value at end of period	$15.43	$13.84	$10.93	$15.845	$21.313	$22.878	$15.561	
Number of accumulation units outstanding at end of period	10,875	36,384	31,332	23,150	21,154	19,495	19,782	
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$11.96	$11.23						
Value at end of period	$13.13	$11.96						
Number of accumulation units outstanding at end of period	2,099	2,347						
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$12.40	$9.63	$9.30					
Value at end of period	$13.52	$12.40	$9.63					
Number of accumulation units outstanding at end of period	1,499	1,371	50					

CFI - 169

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during February 2003)								
Value at beginning of period	$10.84	$7.82						
Value at end of period	$12.32	$10.84						
Number of accumulation units outstanding at end of period	529	2,985						
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$11.02	$10.72	$10.20					
Value at end of period	$11.36	$11.02	$10.72					
Number of accumulation units outstanding at end of period	2,786	17,091	3,470					
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$8.58	$6.28	$9.832	$13.305	$18.907	$12.683	$11.093	
Value at end of period	$9.30	$8.58	$6.28	$9.832	$13.305	$18.907	$12.683	
Number of accumulation units outstanding at end of period	21,376	142,849	111,123	80,837	76,968	69,822	88,261	
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$16.55	$12.31						
Value at end of period	$17.73	$16.55						
Number of accumulation units outstanding at end of period	607	737						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$7.17	$5.02	$5.29					
Value at end of period	$7.69	$7.17	$5.02					
Number of accumulation units outstanding at end of period	1,320	3,353	692					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$13.36							
Value at end of period	$14.68							
Number of accumulation units outstanding at end of period	371							
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$17.38	$13.44	$17.729	$19.986	$20.233	$16.740	$14.232	
Value at end of period	$18.90	$17.38	$13.44	$17.729	$19.986	$20.233	$16.740	
Number of accumulation units outstanding at end of period	12,189	45,410	35,368	24,564	21,355	24,522	45,971	
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$8.75	$7.09	$9.551	$12.218	$12.945	$10.563	$9.310	
Value at end of period	$9.92	$8.75	$7.09	$9.551	$12.218	$12.945	$10.563	
Number of accumulation units outstanding at end of period	10,418	50,580	48,567	39,153	34,058	33,672	49,879	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.65	$8.31	$7.77					
Value at end of period	$12.28	$10.65	$8.31					
Number of accumulation units outstanding at end of period	799	4,412	980					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$29.62	$23.60	$24.36					
Value at end of period	$32.38	$29.62	$23.60					
Number of accumulation units outstanding at end of period	87	1,048	100					
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$16.54	$14.08	$15.886	$16.786	$17.083	$15.219	$13.676	
Value at end of period	$17.88	$16.54	$14.08	$15.886	$16.786	$17.083	$15.219	
Number of accumulation units outstanding at end of period	34,210	84,714	87,711	63,931	48,482	33,948	33,673	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during June 2000)								
Value at beginning of period	$3.70	$2.57	$4.437	$5.830	$10.021			
Value at end of period	$3.61	$3.70	$2.57	$4.437	$5.830			
Number of accumulation units outstanding at end of period	23,537	84,297	89,207	16,961	7,852			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$12.63	$10.14	$13.680	$16.969	$19.288	$16.625	$14.696	$13.746
Value at end of period	$13.53	$12.63	$10.14	$13.680	$16.969	$19.288	$16.625	$14.696
Number of accumulation units outstanding at end of period	56,740	240,747	233,063	209,141	197,617	192,381	224,761	25
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$13.55	$10.52	$14.988	$20.800	$23.908	$17.927	$14.173	
Value at end of period	$14.36	$13.55	$10.52	$14.988	$20.800	$23.908	$17.927	
Number of accumulation units outstanding at end of period	6,501	34,156	25,186	13,386	11,753	7,995	7,333	
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during July 1997)								
Value at beginning of period	$17.04	$13.67	$17.634	$20.663	$23.082	$18.794	$14.453	$13.642
Value at end of period	$18.62	$17.04	$13.67	$17.634	$20.663	$23.082	$18.794	$14.453
Number of accumulation units outstanding at end of period	34,594	78,790	55,586	31,871	35,906	32,936	28,911	24
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$16.37	$12.51	$14.401	$14.771	$12.466	$10.894	$9.662	
Value at end of period	$18.86	$16.37	$12.51	$14.401	$14.771	$12.466	$10.894	
Number of accumulation units outstanding at end of period	20,823	57,703	33,260	7,819	2,937	1,115	452	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$12.23	$9.09	$10.598	$10.475	$9.653	$8.818	$9.244	
Value at end of period	$14.75	$12.23	$9.09	$10.598	$10.475	$9.653	$8.818	
Number of accumulation units outstanding at end of period	10,934	15,700	8,360	3,371	2,253	1,733	989	
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$15.39	$14.65	$13.688	$12.740	$11.760	$11.990	$11.283	
Value at end of period	$15.95	$15.39	$14.65	$13.688	$12.740	$11.760	$11.990	
Number of accumulation units outstanding at end of period	48,088	80,736	61,947	50,804	28,921	26,798	23,608	
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$8.17	$6.27	$8.648	$11.499	$14.606	$9.768	$9.973	
Value at end of period	$9.46	$8.17	$6.27	$8.648	$11.499	$14.606	$9.768	
Number of accumulation units outstanding at end of period	1,713	5,978	4,120	1,171	1,244	354	123	
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.25	$7.98	$10.15					
Value at end of period	$11.89	$10.25	$7.98					
Number of accumulation units outstanding at end of period	3,069	1,309	102					
ING VP MAGNACAP PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$8.84	$6.83	$7.19					
Value at end of period	$9.53	$8.84	$6.83					
Number of accumulation units outstanding at end of period	88	729	50					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$9.35	$6.92	$7.26					
Value at end of period	$10.30	$9.35	$6.92					
Number of accumulation units outstanding at end of period	761	815	0					
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$12.50	$12.54	$12.488	$12.161	$11.569	$11.143	$10.761	
Value at end of period	$12.48	$12.50	$12.54	$12.488	$12.161	$11.569	$11.143	
Number of accumulation units outstanding at end of period	48,216	101,501	92,376	51,519	45,352	40,450	15,147	
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$13.06	$10.12	$10.465	$12.600	$10.772	$9.556	$11.980	
Value at end of period	$14.53	$13.06	$10.12	$10.465	$12.600	$10.772	$9.556	
Number of accumulation units outstanding at end of period	378	2,506	3,184	4,777	2,780	2,437	2,826	

CFI - 172

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$12.74							
Value at end of period	$13.89							
Number of accumulation units outstanding at end of period	291							
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$19.69	$14.50	$19.115	$18.603	$17.641	$13.645	$14.380	
Value at end of period	$22.26	$19.69	$14.50	$19.115	$18.603	$17.641	$13.645	
Number of accumulation units outstanding at end of period	16,680	45,397	26,984	15,471	13,068	18,254	24,930	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during February 2002)								
Value at beginning of period	$6.83	$4.99	$7.92					
Value at end of period	$7.43	$6.83	$4.99					
Number of accumulation units outstanding at end of period	2,397	1,953	840					
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$14.17	$12.01	$13.432	$14.617	$14.732	$13.528	$12.915	
Value at end of period	$15.44	$14.17	$12.01	$13.432	$14.617	$14.732	$13.528	
Number of accumulation units outstanding at end of period	12,416	327,871	338,865	352,350	371,913	436,389	499,874	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$14.19	$11.55	$13.553	$15.508	$15.799	$13.983	$13.587	
Value at end of period	$15.70	$14.19	$11.55	$13.553	$15.508	$15.799	$13.983	
Number of accumulation units outstanding at end of period	14,379	54,981	44,482	39,012	39,098	47,132	90,247	
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$14.60	$13.00	$13.758	$14.264	$13.773	$13.015	$12.606	
Value at end of period	$15.58	$14.60	$13.00	$13.758	$14.264	$13.773	$13.015	
Number of accumulation units outstanding at end of period	5,634	20,711	20,360	17,388	17,253	27,715	61,973	
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$16.60	$13.48	$18.432	$20.641	$18.956	$16.044	$14.033	
Value at end of period	$18.07	$16.60	$13.48	$18.432	$20.641	$18.956	$16.044	
Number of accumulation units outstanding at end of period	30,067	36,247	24,869	14,691	7,678	12,127	12,115	
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$21.06	$18.69	$20.218	$21.474	$22.228	$17.747	$14.246	
Value at end of period	$22.58	$21.06	$18.69	$20.218	$21.474	$22.228	$17.747	
Number of accumulation units outstanding at end of period	40,487	87,775	72,160	44,270	32,903	22,044	21,105	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$16.68	$15.87	$14.538	$13.658	$13.008	$12.958	$12.212	
Value at end of period	$17.14	$16.68	$15.87	$14.538	$13.658	$13.008	$12.958	
Number of accumulation units outstanding at end of period	19,866	36,471	26,637	14,538	9,742	6,648	13,990	
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$14.92	$11.47	$15.789	$21.234	$25.148	$17.677	$14.218	
Value at end of period	$15.41	$14.92	$11.47	$15.789	$21.234	$25.148	$17.677	
Number of accumulation units outstanding at end of period	11,320	74,901	66,646	49,170	46,995	32,113	19,754	
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$11.96	$8.96	$12.586	$21.039	$31.229	$14.022	$10.956	
Value at end of period	$14.27	$11.96	$8.96	$12.586	$21.039	$31.229	$14.022	
Number of accumulation units outstanding at end of period	45,237	176,183	156,101	103,448	85,842	67,583	43,050	
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.33	$13.33	$18.109	$23.632	$28.360	$17.453	$13.701	$13.856
Value at end of period	$16.91	$16.33	$13.33	$18.109	$23.632	$28.360	$17.453	$13.701
Number of accumulation units outstanding at end of period	35,849	121,605	104,749	79,146	64,986	50,750	46,824	27
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during March 2002)								
Value at beginning of period	$10.17	$7.86	$9.92					
Value at end of period	$11.33	$10.17	$7.86					
Number of accumulation units outstanding at end of period	28,090	19,788	2,572					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.27	$8.33	$8.14					
Value at end of period	$12.58	$10.27	$8.33					
Number of accumulation units outstanding at end of period	25,033	11,066	1,427					
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$10.71							
Value at end of period	$11.32							
Number of accumulation units outstanding at end of period	143							
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$21.55							
Value at end of period	$28.86							
Number of accumulation units outstanding at end of period	616							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during February 1999)								
Value at beginning of period	$15.40	$10.90	$14.163	$16.297	$15.694	$9.897		
Value at end of period	$18.13	$15.40	$10.90	$14.163	$16.297	$15.694		
Number of accumulation units outstanding at end of period	32,120	63,076	29,112	7,919	3,943	132		
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$13.08	$11.22	$10.565	$10.199	$10.057	$9.898	$9.905	
Value at end of period	$14.05	$13.08	$11.22	$10.565	$10.199	$10.057	$9.898	
Number of accumulation units outstanding at end of period	2,817	6,094	2,801	1,929	334	89	57	
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$10.16							
Value at end of period	$10.59							
Number of accumulation units outstanding at end of period	902							
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$10.43							
Value at end of period	$10.79							
Number of accumulation units outstanding at end of period	401							
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$9.69	$7.99	$7.62					
Value at end of period	$11.14	$9.69	$7.99					
Number of accumulation units outstanding at end of period	3,624	2,141	387					
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$9.22	$7.54	$9.26					
Value at end of period	$10.13	$9.22	$7.54					
Number of accumulation units outstanding at end of period	772	468	224					
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$10.64							
Value at end of period	$10.65							
Number of accumulation units outstanding at end of period	6							
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during February 2002)								
Value at beginning of period	$11.87	$8.74	$9.88					
Value at end of period	$14.33	$11.87	$8.74					
Number of accumulation units outstanding at end of period	$3,534	2,282	874					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$10.35							
Value at end of period	$11.61							
Number of accumulation units outstanding at end of period	72							
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$9.79							
Value at end of period	$10.82							
Number of accumulation units outstanding at end of period	3,356							
WANGER SELECT								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$9.72							
Value at end of period	$11.41							
Number of accumulation units outstanding at end of period	620							
WASHINGTON MUTUAL INVESTORS FUND^{SM}								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$10.09							
Value at end of period	$10.82							
Number of accumulation units outstanding at end of period	4,346							

CONDENSED FINANCIAL INFORMATION

TABLE XXI
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.35%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$8.72	$6.82	$9.143	$12.081	$14.449
Value at end of period	$9.17	$8.72	$6.82	$9.143	$12.081
Number of accumulation units outstanding at end of period	4,017	3,007	1,290	1,035	91
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$7.68	$6.26	$7.513	$9.870	$11.204
Value at end of period	$8.26	$7.68	$6.26	$7.513	$9.870
Number of accumulation units outstanding at end of period	4,625	3,571	1,872	1,187	32
AIM V.I. GROWTH FUND					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$5.44	$4.20	$6.171	$9.461	$12.477
Value at end of period	$5.81	$5.44	$4.20	$6.171	$9.461
Number of accumulation units outstanding at end of period	3,415	2,360	1,753	1,346	67
AIM V.I. PREMIER EQUITY FUND					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$7.09	$5.75	$8.352	$9.683	$11.307
Value at end of period	$7.40	$7.09	$5.75	$8.352	$9.683
Number of accumulation units outstanding at end of period	11,894	8,893	6,783	5,423	165
CALVERT SOCIAL BALANCED PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$14.68	$12.47	$14.386	$15.670	$15.730
Value at end of period	$15.68	$14.68	$12.47	$14.386	$15.670
Number of accumulation units outstanding at end of period	3,526	3,005	1,649	1,719	170
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during November 2004)					
Value at beginning of period	$11.05				
Value at end of period	$11.44				
Number of accumulation units outstanding at end of period	1,297				
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$15.67				
Value at end of period	$18.11				
Number of accumulation units outstanding at end of period	19				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$19.52	$15.40	$17.221	$19.892	$20.986
Value at end of period	$22.24	$19.52	$15.40	$17.221	$19.892
Number of accumulation units outstanding at end of period	19,628	6,046	161	200	110
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$16.65	$12.95	$15.805	$16.856	$13.910
Value at end of period	$18.32	$16.65	$12.95	$15.805	$16.856
Number of accumulation units outstanding at end of period	11,385	6,516	1,835	1,669	79
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$15.15	$11.56	$16.765	$20.637	$23.491
Value at end of period	$15.45	$15.15	$11.56	$16.765	$20.637
Number of accumulation units outstanding at end of period	28,242	15,080	1,966	2,316	569
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$12.65	$8.95	$11.373	$14.625	$17.843
Value at end of period	$14.19	$12.65	$8.95	$11.373	$14.625
Number of accumulation units outstanding at end of period	2,331	968	226	121	14
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$12.01	$9.12			
Value at end of period	$14.66	$12.01			
Number of accumulation units outstanding at end of period	445	637			
ING AMERICAN CENTURY SELECT PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$8.41				
Value at end of period	$8.88				
Number of accumulation units outstanding at end of period	192				
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$12.98				
Value at end of period	$13.79				
Number of accumulation units outstanding at end of period	287				
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$10.80	$7.72			
Value at end of period	$12.93	$10.80			
Number of accumulation units outstanding at end of period	1,121	126			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$11.43	$8.68	$8.89		
Value at end of period	$14.43	$11.43	$8.68		
Number of accumulation units outstanding at end of period	6,600	2,464	1		
ING FUNDAMENTAL RESEARCH PORTFOLIO					
(Funds were first received in this option during October 2002)					
Value at beginning of period	$7.79	$6.20	$6.27		
Value at end of period	$8.45	$7.79	$6.20		
Number of accumulation units outstanding at end of period	2,380	66	15		
ING GOLMAN SACHS® CAPITAL GROWTH PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$10.06	$8.15			
Value at end of period	$10.80	$10.06			
Number of accumulation units outstanding at end of period	747	123			
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$12.41	$9.71	$12.020	$15.807	
Value at end of period	$14.55	$12.41	$9.71	$12.020	
Number of accumulation units outstanding at end of period	2,111	1,441	341	224	
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during June 2003)					
Value at beginning of period	$11.76	$10.37			
Value at end of period	$13.99	$11.76			
Number of accumulation units outstanding at end of period	4,854	1,778			
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$13.68	$10.82	$15.711	$21.165	$24.002
Value at end of period	$15.23	$13.68	$10.82	$15.711	$21.165
Number of accumulation units outstanding at end of period	2,100	1,051	889	597	32
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$11.95	$11.58			
Value at end of period	$13.10	$11.95			
Number of accumulation units outstanding at end of period	779	53			
ING OPCAP BALANCED VALUE PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$12.37	$12.12			
Value at end of period	$13.46	$12.37			
Number of accumulation units outstanding at end of period	285	1			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during August 2003)					
Value at beginning of period	$10.81	$9.30			
Value at end of period	$12.27	$10.81			
Number of accumulation units outstanding at end of period	74	97			
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during February 2003)					
Value at beginning of period	$10.99	$10.75			
Value at end of period	$11.32	$10.99			
Number of accumulation units outstanding at end of period	8,418	3,594			
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during January 2000 and January 2003)					
Value at beginning of period	$8.48	$6.30	$9.749	$13.213	$17.600
Value at end of period	$9.18	$8.48	$6.78	$9.749	$13.213
Number of accumulation units outstanding at end of period	3,827	1,737	0	296	199
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$16.49	$16.10			
Value at end of period	$17.65	$16.49			
Number of accumulation units outstanding at end of period	114	1			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during November 2003)					
Value at beginning of period	$7.15	$7.07			
Value at end of period	$7.66	$7.15			
Number of accumulation units outstanding at end of period	775	2			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$12.86				
Value at end of period	$14.65				
Number of accumulation units outstanding at end of period	78				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$17.18	$13.30	$17.579	$19.847	$19.539
Value at end of period	$18.65	$17.18	$13.30	$17.579	$19.847
Number of accumulation units outstanding at end of period	5,537	2,783	374	347	88
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$8.37	$7.02	$9.470	$12.133	$12.502
Value at end of period	$9.79	$8.37	$7.02	$9.470	$12.133
Number of accumulation units outstanding at end of period	1,012	0	341	248	49

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$10.62	$8.54			
Value at end of period	$12.23	$10.62			
Number of accumulation units outstanding at end of period	1,467	236			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$28.86				
Value at end of period	$32.22				
Number of accumulation units outstanding at end of period	11				
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$16.35	$13.94	$15.752	$16.670	$16.663
Value at end of period	$17.65	$16.35	$13.94	$15.752	$16.670
Number of accumulation units outstanding at end of period	4,331	1,104	519	531	74
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during February 2001)					
Value at beginning of period	$3.68	$2.56	$4.426	$5.893	
Value at end of period	$3.58	$3.68	$2.56	$4.426	
Number of accumulation units outstanding at end of period	9,089	7,676	1,865	765	
ING VP GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$12.49	$10.04	$13.565	$16.851	$18.079
Value at end of period	$13.35	$12.49	$10.04	$13.565	$16.851
Number of accumulation units outstanding at end of period	4,384	8,525	417	262	66
ING VP GROWTH PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$13.42	$10.43	$14.882	$20.684	$23.242
Value at end of period	$14.19	$13.42	$10.43	$14.882	$20.684
Number of accumulation units outstanding at end of period	2,078	1,336	857	789	194
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$16.86	$13.54	$17.494	$20.530	$21.210
Value at end of period	$18.39	$16.86	$13.54	$17.494	$20.530
Number of accumulation units outstanding at end of period	18,809	7,273	880	593	167
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$16.23	$12.42	$14.321	$14.712	$12.420
Value at end of period	$18.67	$16.23	$12.42	$14.321	$14.712
Number of accumulation units outstanding at end of period	8,428	4,942	895	1,324	101

	2004	2003	2002	2001	2000
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$12.12	$9.02	$10.540	$10.433	$9.777
Value at end of period	$14.60	$12.12	$9.02	$10.540	$10.433
Number of accumulation units outstanding at end of period	4,883	2,683	583	228	15
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$15.21	$14.51	$13.573	$12.652	$11.769
Value at end of period	$15.74	$15.21	$14.51	$13.573	$12.652
Number of accumulation units outstanding at end of period	11,955	9,277	436	480	58
ING VP INTERNATIONAL EQUITY PORTFOLIO					
(Funds were first received in this option during February 2000 and April 2003)					
Value at beginning of period	$8.11	$6.13		$11.453	$15.783
Value at end of period	$9.37	$8.11		$8.150	$11.453
Number of accumulation units outstanding at end of period	704	621		0	7
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$10.21	$7.76			
Value at end of period	$11.82	$10.21			
Number of accumulation units outstanding at end of period	937	170			
ING VP MAGNACAP PORTFOLIO					
(Funds were first received in this option during October 2003)					
Value at beginning of period	$8.82	$8.15			
Value at end of period	$9.49	$8.82			
Number of accumulation units outstanding at end of period	304	29			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$9.31	$7.52			
Value at end of period	$10.25	$9.31			
Number of accumulation units outstanding at end of period	311	72			
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$12.36	$12.42	$12.383	$12.077	$11.577
Value at end of period	$12.32	$12.36	$12.42	$12.383	$12.077
Number of accumulation units outstanding at end of period	19,620	10,100	5,344	5,210	47
ING VP NATURAL RESOURCES TRUST					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$11.93				
Value at end of period	$14.35				
Number of accumulation units outstanding at end of period	153				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VP REAL ESTATE PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$11.11				
Value at end of period	$13.87				
Number of accumulation units outstanding at end of period	30				
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$19.50	$14.38	$18.979	$18.499	$22.460
Value at end of period	$22.00	$19.50	$14.38	$18.979	$18.499
Number of accumulation units outstanding at end of period	2,135	813	3	372	132
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$6.80	$4.95			
Value at end of period	$7.39	$6.80			
Number of accumulation units outstanding at end of period	639	1			
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO					
(Funds were first received in this option during February 2000 and August 2003)					
Value at beginning of period	$14.01	$13.01		$14.516	$14.793
Value at end of period	$15.24	$14.01		$14.082	$14.516
Number of accumulation units outstanding at end of period	5,024	32		0	4
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$14.03	$11.43	$13.439	$15.400	$16.103
Value at end of period	$15.50	$14.03	$11.43	$13.439	$15.400
Number of accumulation units outstanding at end of period	2,284	227	9	9	13
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO					
(Funds were first received in this option during April 2001)					
Value at beginning of period	$14.44	$12.87	$13.642	$13.694	
Value at end of period	$15.38	$14.44	$12.87	$13.642	
Number of accumulation units outstanding at end of period	186	137	3	3	
ING VP VALUE OPPORTUNITY PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$16.43	$13.37	$18.302	$20.526	$17.510
Value at end of period	$17.86	$16.43	$13.37	$18.302	$20.526
Number of accumulation units outstanding at end of period	2,965	1,853	139	165	28
JANUS ASPEN BALANCED PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$20.82	$18.50	$20.048	$21.325	$21.906
Value at end of period	$22.29	$20.82	$18.50	$20.048	$21.325
Number of accumulation units outstanding at end of period	17,914	16,095	1,036	1,251	374

	2004	2003	2002	2001	2000
JANUS ASPEN FLEXIBLE BOND PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$16.49	$15.71	$14.416	$13.563	$13.025
Value at end of period	$16.92	$16.49	$15.71	$14.416	$13.563
Number of accumulation units outstanding at end of period	8,610	3,816	1,440	1,068	90
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during February 2000)					
Value at beginning of period	$14.75	$11.35	$15.656	$21.086	$24.785
Value at end of period	$15.21	$14.75	$11.35	$15.656	$21.086
Number of accumulation units outstanding at end of period	6,770	2,881	1,244	1,405	385
JANUS ASPEN MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2000)					
Value at beginning of period	$11.83	$8.87	$12.479	$20.893	$30.334
Value at end of period	$14.09	$11.83	$8.87	$12.479	$20.893
Number of accumulation units outstanding at end of period	29,900	28,486	3,786	5,094	1,476
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO					
(Funds were first received in this option during January 2000)					
Value at beginning of period	$16.14	$13.20	$17.957	$23.468	$27.255
Value at end of period	$16.69	$16.14	$13.20	$17.957	$23.468
Number of accumulation units outstanding at end of period	16,806	11,144	3,090	3,171	503
LORD ABBETT SERIES FUND – GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$10.14	$8.16			
Value at end of period	$11.27	$10.14			
Number of accumulation units outstanding at end of period	3,821	2,810			
LORD ABBETT SERIES FUND – MID-CAP VALUE PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$10.23	$7.74			
Value at end of period	$12.52	$10.23			
Number of accumulation units outstanding at end of period	5,107	1,170			
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$9.90				
Value at end of period	$11.31				
Number of accumulation units outstanding at end of period	21				
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$22.02				
Value at end of period	$28.67				
Number of accumulation units outstanding at end of period	49				

	2004	2003	2002	2001	2000
OPPENHEIMER GLOBAL SECURITIES FUND/VA					
(Funds were first received in this option during January 2000)					
Value at beginning of period	$15.27	$10.82	$14.085	$16.231	$15.714
Value at end of period	$17.95	$15.27	$10.82	$14.085	$16.231
Number of accumulation units outstanding at end of period	9,197	3,503	902	1,170	106
OPPENHEIMER STRATEGIC BOND FUND/VA					
(Funds were first received in this option during March 2001)					
Value at beginning of period	$12.97	$11.14	$10.507	$10.562	
Value at end of period	$13.91	$12.97	$11.14	$10.507	
Number of accumulation units outstanding at end of period	3,875	3,121	101	32	
PAX WORLD BALANCED FUND, INC.					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$9.69				
Value at end of period	$10.52				
Number of accumulation units outstanding at end of period	8				
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$10.51				
Value at end of period	$10.78				
Number of accumulation units outstanding at end of period	1,575				
PIONEER EQUITY INCOME VCT PORTFOLIO					
(Funds were first received in this option during November 2003)					
Value at beginning of period	$9.65	$9.15			
Value at end of period	$11.08	$9.65			
Number of accumulation units outstanding at end of period	1,606	11			
PIONEER FUND VCT PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$9.29				
Value at end of period	$10.08				
Number of accumulation units outstanding at end of period	462				
PIONEER HIGH YIELD VCT PORTFOLIO					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$10.14				
Value at end of period	$10.64				
Number of accumulation units outstanding at end of period	13				
PIONEER MID CAP VALUE VCT PORTFOLIO					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$11.83	$8.48			
Value at end of period	$14.25	$11.83			
Number of accumulation units outstanding at end of period	2,366	46			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
TEMPLETON GLOBAL BOND FUND					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$10.29				
Value at end of period	$11.60				
Number of accumulation units outstanding at end of period	30				
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$9.71				
Value at end of period	$10.81				
Number of accumulation units outstanding at end of period	55				
WASHINGTON MUTUAL INVESTORS FUND^{SM}					
(Funds were first received in this option during September 2004)					
Value at beginning of period	$10.25				
Value at end of period	$10.81				
Number of accumulation units outstanding at end of period	691				

CFI 186

CONDENSED FINANCIAL INFORMATION

TABLE XXII
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.45%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003
AIM V.I. CAPITAL APPRECIATION FUND		
(Funds were first received in this option during May 2004)		
Value at beginning of period	$8.49	
Value at end of period	$9.12	
Number of accumulation units outstanding at end of period	3,526	
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during November 2003)		
Value at beginning of period	$7.65	$7.22
Value at end of period	$8.21	$7.65
Number of accumulation units outstanding at end of period	3,198	2,679
AIM V.I. GROWTH FUND		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$5.42	$5.09
Value at end of period	$5.78	$5.42
Number of accumulation units outstanding at end of period	1,707	26
AIM V.I. PREMIER EQUITY FUND		
(Funds were first received in this option during May 2004)		
Value at beginning of period	$6.98	
Value at end of period	$7.36	
Number of accumulation units outstanding at end of period	554	
CALVERT SOCIAL BALANCED PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$14.57	$13.96
Value at end of period	$15.54	$14.57
Number of accumulation units outstanding at end of period	918	1,008
EUROPACIFIC GROWTH FUND®		
(Funds were first received in this option during September 2004)		
Value at beginning of period	$9.91	
Value at end of period	$11.43	
Number of accumulation units outstanding at end of period	339	
EVERGREEN SPECIAL VALUES FUND		
(Funds were first received in this option during July 2004)		
Value at beginning of period	$15.79	
Value at end of period	$18.03	
Number of accumulation units outstanding at end of period	329	

Condensed Financial Information (continued)

	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$19.37	$17.06
Value at end of period	$22.05	$19.37
Number of accumulation units outstanding at end of period	6,547	2,821
FIDELITY® VIP EQUITY-INCOME PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$16.53	$14.45
Value at end of period	$18.17	$16.53
Number of accumulation units outstanding at end of period	5,408	1,685
FIDELITY® VIP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$15.04	$13.25
Value at end of period	$15.32	$15.04
Number of accumulation units outstanding at end of period	4,573	84
FIDELITY® VIP OVERSEAS PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$12.56	$10.18
Value at end of period	$14.06	$12.56
Number of accumulation units outstanding at end of period	1,539	9
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$11.98	$10.79
Value at end of period	$14.61	$11.98
Number of accumulation units outstanding at end of period	2,065	8
ING AMERICAN CENTURY SELECT PORTFOLIO		
(Funds were first received in this option during March 2004)		
Value at beginning of period	$8.35	
Value at end of period	$8.86	
Number of accumulation units outstanding at end of period	23	
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO		
(Funds were first received in this option during May 2004)		
Value at beginning of period	$12.39	
Value at end of period	$13.75	
Number of accumulation units outstanding at end of period	14	
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$10.78	$9.86
Value at end of period	$12.89	$10.78
Number of accumulation units outstanding at end of period	210	14

	2004	2003
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during February 2004)		
Value at beginning of period	$11.93	
Value at end of period	$14.39	
Number of accumulation units outstanding at end of period	1,717	
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$10.04	$9.49
Value at end of period	$10.76	$10.04
Number of accumulation units outstanding at end of period	736	605
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$12.31	$11.11
Value at end of period	$14.43	$12.31
Number of accumulation units outstanding at end of period	1,184	1,148
ING JPMORGAN MID CAP VALUE PORTFOLIO		
(Funds were first received in this option during March 2004)		
Value at beginning of period	$12.04	
Value at end of period	$13.95	
Number of accumulation units outstanding at end of period	117	
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during June 2004)		
Value at beginning of period	$13.89	
Value at end of period	$15.10	
Number of accumulation units outstanding at end of period	18	
ING MFS TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$11.94	$11.52
Value at end of period	$13.08	$11.94
Number of accumulation units outstanding at end of period	1,516	3
ING OPCAP BALANCED VALUE PORTFOLIO		
(Funds were first received in this option during May 2004)		
Value at beginning of period	$12.32	
Value at end of period	$13.42	
Number of accumulation units outstanding at end of period	42	
ING OPPENHEIMER GLOBAL SECURITIES FUND		
(Funds were first received in this option during May 2004)		
Value at beginning of period	$10.43	
Value at end of period	$12.23	
Number of accumulation units outstanding at end of period	197	

CFI - 189

Condensed Financial Information (continued)

	2004	2003
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$10.97	$10.86
Value at end of period	$11.29	$10.97
Number of accumulation units outstanding at end of period	637	792
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$8.42	$7.48
Value at end of period	$9.10	$8.42
Number of accumulation units outstanding at end of period	1,028	26
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO		
(Funds were first received in this option during May 2004)		
Value at beginning of period	$16.12	
Value at end of period	$17.59	
Number of accumulation units outstanding at end of period	13	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during March 2004)		
Value at beginning of period	$7.02	
Value at end of period	$7.63	
Number of accumulation units outstanding at end of period	1,173	
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO		
(Funds were first received in this option during March 2004)		
Value at beginning of period	$12.80	
Value at end of period	$14.63	
Number of accumulation units outstanding at end of period	24	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$17.05	$15.23
Value at end of period	$18.49	$17.05
Number of accumulation units outstanding at end of period	1,364	357
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO		
(Funds were first received in this option during March 2004)		
Value at beginning of period	$8.53	
Value at end of period	$9.71	
Number of accumulation units outstanding at end of period	1,075	
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.60	$10.38
Value at end of period	$12.20	$10.60
Number of accumulation units outstanding at end of period	139	29

Condensed Financial Information (continued)

	2004	2003
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO		
(Funds were first received in this option during May 2004)		
Value at beginning of period	$28.88	
Value at end of period	$32.12	
Number of accumulation units outstanding at end of period	4	
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$16.22	$14.94
Value at end of period	$17.50	$16.22
Number of accumulation units outstanding at end of period	1,709	10
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO		
(Funds were first received in this option during May 2004)		
Value at beginning of period	$3.32	
Value at end of period	$3.57	
Number of accumulation units outstanding at end of period	704	
ING VP GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$12.39	$10.98
Value at end of period	$13.24	$12.39
Number of accumulation units outstanding at end of period	400	121
ING VP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$13.33	$11.95
Value at end of period	$14.08	$13.33
Number of accumulation units outstanding at end of period	1,479	1,401
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$16.73	$14.93
Value at end of period	$18.24	$16.73
Number of accumulation units outstanding at end of period	3,150	534
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$16.14	$15.11
Value at end of period	$18.54	$16.14
Number of accumulation units outstanding at end of period	7,191	542
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$12.05	$11.22
Value at end of period	$14.50	$12.05
Number of accumulation units outstanding at end of period	2,461	217

Condensed Financial Information (continued)

	2004	2003
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$15.10	$14.61
Value at end of period	$15.61	$15.10
Number of accumulation units outstanding at end of period	5,026	3,099
ING VP INTERNATIONAL EQUITY PORTFOLIO		
(Funds were first received in this option during March 2004)		
Value at beginning of period	$7.98	
Value at end of period	$9.31	
Number of accumulation units outstanding at end of period	46	
ING VP INTERNATIONAL VALUE PORTFOLIO		
(Funds were first received in this option during February 2004)		
Value at beginning of period	$10.51	
Value at end of period	$11.78	
Number of accumulation units outstanding at end of period	867	
ING VP MAGNACAP PORTFOLIO		
(Funds were first received in this option during May 2004)		
Value at beginning of period	$8.56	
Value at end of period	$9.46	
Number of accumulation units outstanding at end of period	5	
ING VP MIDCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$9.29	$8.80
Value at end of period	$10.21	$9.29
Number of accumulation units outstanding at end of period	1,228	40
ING VP MONEY MARKET PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$12.26	$12.28
Value at end of period	$12.22	$12.26
Number of accumulation units outstanding at end of period	8,448	3,540
ING VP NATURAL RESOURCES TRUST		
(Funds were first received in this option during December 2004)		
Value at beginning of period	$13.95	
Value at end of period	$14.22	
Number of accumulation units outstanding at end of period	18	
ING VP REAL ESTATE PORTFOLIO		
(Funds were first received in this option during December 2004)		
Value at beginning of period	$13.71	
Value at end of period	$13.87	
Number of accumulation units outstanding at end of period	0	

Condensed Financial Information (continued)

	2004	2003
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$19.37	$16.85
Value at end of period	$21.83	$19.37
Number of accumulation units outstanding at end of period	2,451	1,117
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO		
(Funds were first received in this option during November 2003)		
Value at beginning of period	$6.79	$6.78
Value at end of period	$7.37	$6.79
Number of accumulation units outstanding at end of period	294	56
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$13.90	$12.71
Value at end of period	$15.11	$13.90
Number of accumulation units outstanding at end of period	660	198
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$13.92	$12.51
Value at end of period	$15.37	$13.92
Number of accumulation units outstanding at end of period	1,151	929
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$14.33	$13.38
Value at end of period	$15.25	$14.33
Number of accumulation units outstanding at end of period	2,374	102
ING VP VALUE OPPORTUNITY PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$16.32	$14.55
Value at end of period	$17.72	$16.32
Number of accumulation units outstanding at end of period	1,021	220
JANUS ASPEN BALANCED PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$20.66	$19.22
Value at end of period	$22.10	$20.66
Number of accumulation units outstanding at end of period	5,604	2,119
JANUS ASPEN FLEXIBLE BOND PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$16.37	$15.91
Value at end of period	$16.77	$16.37
Number of accumulation units outstanding at end of period	3,732	179

Condensed Financial Information (continued)

	2004	2003
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$14.64	$12.90
Value at end of period	$15.08	$14.64
Number of accumulation units outstanding at end of period	1,147	28
JANUS ASPEN MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$11.74	$10.35
Value at end of period	$13.97	$11.74
Number of accumulation units outstanding at end of period	2,240	1,673
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$16.02	$14.07
Value at end of period	$16.55	$16.02
Number of accumulation units outstanding at end of period	2,766	1,524
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$10.11	$9.25
Value at end of period	$11.23	$10.11
Number of accumulation units outstanding at end of period	4,484	556
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$10.20	$9.32
Value at end of period	$12.47	$10.20
Number of accumulation units outstanding at end of period	2,539	1,851
OPPENHEIMER DEVELOPING MARKETS FUND		
(Funds were first received in this option during September 2004)		
Value at beginning of period	$22.26	
Value at end of period	$28.54	
Number of accumulation units outstanding at end of period	121	
OPPENHEIMER GLOBAL SECURITIES FUND/VA		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$15.18	$13.89
Value at end of period	$17.83	$15.18
Number of accumulation units outstanding at end of period	4,070	869
OPPENHEIMER STRATEGIC BOND FUND/VA		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$12.90	$11.82
Value at end of period	$13.82	$12.90
Number of accumulation units outstanding at end of period	3,448	60

Condensed Financial Information (continued)

	2004	2003
PAX WORLD BALANCED FUND		
(Funds were first received in this option during September 2004)		
Value at beginning of period	$9.49	
Value at end of period	$10.47	
Number of accumulation units outstanding at end of period	137	
PIMCO VIT REAL RETURN PORTFOLIO		
(Funds were first received in this option during September 2004)		
Value at beginning of period	$10.50	
Value at end of period	$10.77	
Number of accumulation units outstanding at end of period	146	
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during October 2003)		
Value at beginning of period	$9.63	$8.87
Value at end of period	$11.04	$9.63
Number of accumulation units outstanding at end of period	1,212	939
PIONEER MID CAP VALUE VCT PORTFOLIO		
(Funds were first received in this option during February 2004)		
Value at beginning of period	$12.41	
Value at end of period	$14.20	
Number of accumulation units outstanding at end of period	5,359	
TEMPLETON GLOBAL BOND FUND		
(Funds were first received in this option during November 2004)		
Value at beginning of period	$10.85	
Value at end of period	$11.59	
Number of accumulation units outstanding at end of period	317	
THE GROWTH FUND OF AMERICA®		
(Funds were first received in this option during July 2004)		
Value at beginning of period	$9.86	
Value at end of period	$10.80	
Number of accumulation units outstanding at end of period	983	
WASHINGTON MUTUAL INVESTORS FUND^SM		
(Funds were first received in this option during November 2004)		
Value at beginning of period	$10.22	
Value at end of period	$10.80	
Number of accumulation units outstanding at end of period	837	

CONDENSED FINANCIAL INFORMATION

TABLE XXIII
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during December 1999)								
Value at beginning of period	$8.76	$6.85	$9.168	$12.101	$13.753	$12.638		
Value at end of period	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753		
Number of accumulation units outstanding at end of period	22,247	23,114	15,396	8,718	4,931	17		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during October 1999)								
Value at beginning of period	$7.72	$6.28	$7.534	$9.887	$11.716	$9.470		
Value at end of period	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716		
Number of accumulation units outstanding at end of period	36,651	36,257	29,057	19,324	7,623	22		
AIM V.I. GROWTH FUND								
(Funds were first received in this option during October 1999)								
Value at beginning of period	$5.47	$4.22	$6.188	$9.477	$12.069	$9.783		
Value at end of period	$5.84	$5.47	$4.22	$6.188	$9.477	$12.069		
Number of accumulation units outstanding at end of period	30,868	35,695	26,595	16,456	7,192	23		
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during January 2000)								
Value at beginning of period	$7.12	$5.77	$8.375	$9.699	$10.796			
Value at end of period	$7.44	$7.12	$5.77	$8.375	$9.699			
Number of accumulation units outstanding at end of period	35,279	34,316	27,360	23,859	16,464			
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$14.79	$12.55	$14.468	$15.743	$16.455	$14.847	$12.930	$12.790
Value at end of period	$15.81	$14.79	$12.55	$14.468	$15.743	$16.455	$14.847	$12.930
Number of accumulation units outstanding at end of period	16,388	11,778	8,571	3,686	999	270	51	6
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$9.95							
Value at end of period	$11.45							
Number of accumulation units outstanding at end of period	3,553							
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$16.20							
Value at end of period	$18.19							
Number of accumulation units outstanding at end of period	6,364							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during May 1997)								
Value at beginning of period	$19.67	$15.50	$17.319	$19.985	$21.670	$17.659	$13.757	$11.902
Value at end of period	$22.43	$19.67	$15.50	$17.319	$19.985	$21.670	$17.659	$13.757
Number of accumulation units outstanding at end of period	129,478	74,453	41,896	27,983	18,640	13,062	11,737	390
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$16.78	$13.04	$15.894	$16.935	$15.815	$15.061	$13.661	$13.299
Value at end of period	$18.48	$16.78	$13.04	$15.894	$16.935	$15.815	$15.061	$13.661
Number of accumulation units outstanding at end of period	109,939	77,041	45,787	25,563	15,146	11,533	8,741	6
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$15.27	$11.64	$16.860	$20.733	$23.581	$17.374	$12.612	$11.704
Value at end of period	$15.59	$15.27	$11.64	$16.860	$20.733	$23.581	$17.374	$12.612
Number of accumulation units outstanding at end of period	108,714	100,006	69,331	47,070	33,790	23,472	9,906	214
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during September 1997)								
Value at beginning of period	$12.75	$9.00	$11.438	$14.693	$18.391	$13.056	$11.726	$12.512
Value at end of period	$14.31	$12.75	$9.00	$11.438	$14.693	$18.391	$13.056	$11.726
Number of accumulation units outstanding at end of period	15,876	12,355	11,033	9,531	8,005	6,718	688	22
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during April 2002)								
Value at beginning of period	$12.04	$9.22	$11.64					
Value at end of period	$14.71	$12.04	$9.22					
Number of accumulation units outstanding at end of period	24,929	9,229	2,036					
ING AMERICAN CENTURY SELECT PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$8.62	$6.50	$7.58					
Value at end of period	$8.91	$8.62	$6.50					
Number of accumulation units outstanding at end of period	4,813	2,792	742					
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$10.81	$8.08	$9.75					
Value at end of period	$12.96	$10.81	$8.08					
Number of accumulation units outstanding at end of period	6,474	1,134	126					
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$12.73	$9.81	$10.12					
Value at end of period	$13.83	$12.73	$9.81					
Number of accumulation units outstanding at end of period	4,607	2,345	730					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$11.45	$8.69	$9.36					
Value at end of period	$14.47	$11.45	$8.69					
Number of accumulation units outstanding at end of period	15,184	6,758	180					
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during September 2002)								
Value at beginning of period	$7.80	$6.20	$6.19					
Value at end of period	$8.47	$7.80	$6.20					
Number of accumulation units outstanding at end of period	1,350	492	63					
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$10.09	$8.26	$8.72					
Value at end of period	$10.83	$10.09	$8.26					
Number of accumulation units outstanding at end of period	1,406	259	1					
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.50	$9.78	$12.088	$16.752	$21.096	$13.485	$11.465	$11.323
Value at end of period	$14.68	$12.50	$9.78	$12.088	$16.752	$21.096	$13.485	$11.465
Number of accumulation units outstanding at end of period	14,207	9,373	7,122	7,772	6,896	3,170	2,493	189
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during September 2002)								
Value at beginning of period	$11.78	$9.17	$8.85					
Value at end of period	$14.02	$11.78	$9.17					
Number of accumulation units outstanding at end of period	6,702	1,085	16					
ING JULIUS BAER FOREIGN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.75							
Value at end of period	$11.68							
Number of accumulation units outstanding at end of period	529							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$13.78	$10.90	$15.800	$21.264	$22.836	$15.541	$12.394	
Value at end of period	$15.36	$13.78	$10.90	$15.800	$21.264	$22.836	$15.541	
Number of accumulation units outstanding at end of period	18,406	20,661	16,371	9,841	6,816	3,709	1,060	
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2003)								
Value at beginning of period	$11.95	$11.13						
Value at end of period	$13.12	$11.95						
Number of accumulation units outstanding at end of period	31,171	1,615						

	2004	2003	2002	2001	2000	1999	1998	1997
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$12.39	$9.63	$10.57					
Value at end of period	$13.50	$12.39	$9.63					
Number of accumulation units outstanding at end of period	11,024	3,840	160					
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during April 2002)								
Value at beginning of period	$10.83	$8.32	$8.51					
Value at end of period	$12.30	$10.83	$8.32					
Number of accumulation units outstanding at end of period	3,838	662	7					
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$11.01	$10.72	$10.14					
Value at end of period	$11.35	$11.01	$10.72					
Number of accumulation units outstanding at end of period	35,513	19,253	4,226					
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$8.55	$6.26	$9.804	$13.274	$18.873	$12.666	$9.891	$10.015
Value at end of period	$9.26	$8.55	$6.26	$9.804	$13.274	$18.873	$12.666	$9.891
Number of accumulation units outstanding at end of period	75,333	66,466	48,155	39,073	32,839	26,072	21,617	99
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$16.53	$11.90	$12.02					
Value at end of period	$17.70	$16.53	$11.90					
Number of accumulation units outstanding at end of period	4,882	1,180	5					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$7.17	$5.02	$5.38					
Value at end of period	$7.68	$7.17	$5.02					
Number of accumulation units outstanding at end of period	8,185	6,235	10					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during August 2003)								
Value at beginning of period	$12.93	$11.34						
Value at end of period	$14.67	$12.93						
Number of accumulation units outstanding at end of period	5,534	773						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$17.32	$13.39	$17.679	$19.939	$20.196	$16.718	$13.156	
Value at end of period	$18.81	$17.32	$13.39	$17.679	$19.939	$20.196	$16.718	
Number of accumulation units outstanding at end of period	43,781	28,395	15,100	7,849	2,906	1,434	1,239	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$8.72	$7.06	$9.524	$12.190	$12.922	$10.549	$8.597	
Value at end of period	$9.88	$8.72	$7.06	$9.524	$12.190	$12.922	$10.549	
Number of accumulation units outstanding at end of period	27,297	14,768	10,578	8,680	4,913	3,583	3,244	
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.64	$8.31	$8.58					
Value at end of period	$12.26	$10.64	$8.31					
Number of accumulation units outstanding at end of period	25,515	4,065	758					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO								
(Funds were first received in this option during April 2003)								
Value at beginning of period	$29.59	$23.85						
Value at end of period	$32.32	$29.59						
Number of accumulation units outstanding at end of period	1,743	1,126						
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$16.47	$14.03	$15.842	$16.747	$17.052	$15.199	$13.161	$11.921
Value at end of period	$17.80	$16.47	$14.03	$15.842	$16.747	$17.052	$15.199	$13.161
Number of accumulation units outstanding at end of period	97,061	33,013	16,260	7,085	6,532	2,089	1,535	133
ING VP FINANCIAL SERVICES PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.93							
Value at end of period	$11.12							
Number of accumulation units outstanding at end of period	523							
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during June 2000)								
Value at beginning of period	$3.69	$2.57	$4.434	$5.828	$9.934			
Value at end of period	$3.60	$3.69	$2.57	$4.434	$5.828			
Number of accumulation units outstanding at end of period	64,006	50,843	24,372	10,887	2,632			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during May 1997)								
Value at beginning of period	$12.58	$10.10	$13.641	$16.929	$19.253	$16.603	$14.684	$12.851
Value at end of period	$13.47	$12.58	$10.10	$13.641	$16.929	$19.253	$16.603	$14.684
Number of accumulation units outstanding at end of period	126,306	102,355	80,183	75,992	53,513	35,468	35,133	1,646
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$12.876	
Value at end of period	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	
Number of accumulation units outstanding at end of period	27,914	27,790	20,228	14,690	10,084	7,486	5,419	

CFI - 200

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during September 1997)								
Value at beginning of period	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$14.070
Value at end of period	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444
Number of accumulation units outstanding at end of period	116,478	90,606	55,062	34,503	23,353	6,043	594	10
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during March 1999)								
Value at beginning of period	$16.32	$12.48	$14.374	$14.751	$12.455	$10.154		
Value at end of period	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455		
Number of accumulation units outstanding at end of period	104,291	64,629	36,994	9,459	2,019	1,234		
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during April 2000)								
Value at beginning of period	$12.19	$9.07	$10.579	$10.461	$8.614			
Value at end of period	$14.70	$12.19	$9.07	$10.579	$10.461			
Number of accumulation units outstanding at end of period	67,254	41,585	19,031	4,435	693			
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$15.33	$14.60	$13.650	$12.711	$11.738	$11.975	$11.217	
Value at end of period	$15.88	$15.33	$14.60	$13.650	$12.711	$11.738	$11.975	
Number of accumulation units outstanding at end of period	63,863	53,049	44,358	28,418	9,827	521	1,197	
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during March 1999)								
Value at beginning of period	$8.15	$6.25	$8.632	$11.484	$14.594	$10.086		
Value at end of period	$9.43	$8.15	$6.25	$8.632	$11.484	$14.594		
Number of accumulation units outstanding at end of period	14,064	10,368	6,407	3,881	1,174	126		
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during April 2002)								
Value at beginning of period	$10.23	$7.97	$9.93					
Value at end of period	$11.87	$10.23	$7.97					
Number of accumulation units outstanding at end of period	12,652	6,812	2,895					
ING VP MAGNACAP PORTFOLIO								
(Funds were first received in this option during September 2002)								
Value at beginning of period	$8.83	$6.83	$6.79					
Value at end of period	$9.52	$8.83	$6.83					
Number of accumulation units outstanding at end of period	2,700	2,286	118					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$9.33	$6.92	$8.84					
Value at end of period	$10.28	$9.33	$6.92					
Number of accumulation units outstanding at end of period	5,605	2,261	197					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during February 1998)								
Value at beginning of period	$12.45	$12.50	$12.453	$12.133	$11.548	$11.128	$10.746	
Value at end of period	$12.43	$12.45	$12.50	$12.453	$12.133	$11.548	$11.128	
Number of accumulation units outstanding at end of period	130,565	85,894	68,473	31,487	24,433	11,404	6,649	
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during January 2001 and June 1997)								
Value at beginning of period	$13.01	$10.09	$10.436	$11.497	$10.753	$9.543	$12.022	$11.717
Value at end of period	$14.47	$13.01	$10.09	$10.436	$11.832	$10.753	$9.543	$12.022
Number of accumulation units outstanding at end of period	1,532	106	99	40	0	71	53	35
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$11.22							
Value at end of period	$13.88							
Number of accumulation units outstanding at end of period	3,731							
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	$13.203	
Value at end of period	$22.17	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	
Number of accumulation units outstanding at end of period	38,794	36,393	26,952	15,435	9,885	8,928	7,548	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during March 2002)								
Value at beginning of period	$6.82	$4.98	$7.76					
Value at end of period	$7.42	$6.82	$4.98					
Number of accumulation units outstanding at end of period	8,830	4,177	1,120					
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$14.12	$11.97	$13.395	$14.584	$14.705	$13.510	$12.917	$12.024
Value at end of period	$15.37	$14.12	$11.97	$13.395	$14.584	$14.705	$13.510	$12.917
Number of accumulation units outstanding at end of period	28,210	21,897	14,720	13,693	11,050	9,107	8,075	93
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$14.13	$11.51	$13.515	$15.472	$15.770	$13.965	$13.557	$12.564
Value at end of period	$15.64	$14.13	$11.51	$13.515	$15.472	$15.770	$13.965	$13.557
Number of accumulation units outstanding at end of period	20,916	14,993	9,024	8,645	4,619	1,617	1,249	253
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during October 1997)								
Value at beginning of period	$14.55	$12.96	$13.720	$14.231	$13.748	$12.998	$12.308	$12.362
Value at end of period	$15.51	$14.55	$12.96	$13.720	$14.231	$13.748	$12.998	$12.308
Number of accumulation units outstanding at end of period	13,525	8,080	9,559	8,425	7,350	5,897	5,866	2

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	$12.844	
Value at end of period	$18.00	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	
Number of accumulation units outstanding at end of period	32,827	31,378	20,086	7,402	1,988	2,022	1,234	
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$20.98	$18.63	$20.161	$21.424	$22.188	$17.724	$13.370	
Value at end of period	$22.49	$20.98	$18.63	$20.161	$21.424	$22.188	$17.724	
Number of accumulation units outstanding at end of period	107,355	93,301	55,959	29,572	18,356	7,932	798	
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$16.62	$15.82	$14.497	$13.626	$12.985	$12.940	$12.112	
Value at end of period	$17.06	$16.62	$15.82	$14.497	$13.626	$12.985	$12.940	
Number of accumulation units outstanding at end of period	36,460	36,940	20,938	10,488	6,997	1,754	126	
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during September 1997)								
Value at beginning of period	$14.87	$11.43	$15.745	$21.184	$25.103	$17.653	$13.177	$13.270
Value at end of period	$15.34	$14.87	$11.43	$15.745	$21.184	$25.103	$17.653	$13.177
Number of accumulation units outstanding at end of period	54,887	65,450	53,355	39,970	25,076	9,890	5,365	32
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$11.92	$8.93	$12.550	$20.990	$31.172	$14.003	$10.561	$9.646
Value at end of period	$14.21	$11.92	$8.93	$12.550	$20.990	$31.172	$14.003	$10.561
Number of accumulation units outstanding at end of period	118,948	130,328	102,069	72,228	41,375	17,486	4,812	262
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.27	$13.29	$18.058	$23.577	$28.308	$17.430	$13.690	$13.125
Value at end of period	$16.83	$16.27	$13.29	$18.058	$23.577	$28.308	$17.430	$13.690
Number of accumulation units outstanding at end of period	69,875	80,106	66,041	51,271	32,758	19,060	10,441	273
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during January 2001)								
Value at beginning of period	$10.16	$7.85	$9.703	$9.427				
Value at end of period	$11.31	$10.16	$7.85	$9.703				
Number of accumulation units outstanding at end of period	85,276	30,858	4,069	4				
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$10.25	$8.32	$9.68					
Value at end of period	$12.56	$10.25	$8.32					
Number of accumulation units outstanding at end of period	33,044	13,050	4,185					

CFI - 203

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.09							
Value at end of period	$11.32							
Number of accumulation units outstanding at end of period	5,595							
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$21.29							
Value at end of period	$28.79							
Number of accumulation units outstanding at end of period	3,753							
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during August 1999)								
Value at beginning of period	$15.35	$10.87	$14.137	$16.275	$15.681	$11.614		
Value at end of period	$18.07	$15.35	$10.87	$14.137	$16.275	$15.681		
Number of accumulation units outstanding at end of period	124,006	71,069	35,587	11,458	3,912	8		
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during January 1999)								
Value at beginning of period	$13.05	$11.19	$10.545	$10.185	$10.048	$9.869		
Value at end of period	$14.00	$13.05	$11.19	$10.545	$10.185	$10.048		
Number of accumulation units outstanding at end of period	29,773	10,023	5,514	2,707	2,119	9		
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$9.65							
Value at end of period	$10.56							
Number of accumulation units outstanding at end of period	8,390							
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$10.45							
Value at end of period	$10.78							
Number of accumulation units outstanding at end of period	6,280							
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$9.67	$7.99	$9.34					
Value at end of period	$11.12	$9.67	$7.99					
Number of accumulation units outstanding at end of period	19,643	5,906	1,075					
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$9.21	$7.53	$7.93					
Value at end of period	$10.12	$9.21	$7.53					
Number of accumulation units outstanding at end of period	9,394	7,854	239					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$9.97							
Value at end of period	$10.65							
Number of accumulation units outstanding at end of period	3,419							
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during April 2002)								
Value at beginning of period	$11.86	$8.73	$10.38					
Value at end of period	$14.30	$11.86	$8.73					
Number of accumulation units outstanding at end of period	20,922	5,002	316					
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$9.98							
Value at end of period	$11.61							
Number of accumulation units outstanding at end of period	9,002							
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.02							
Value at end of period	$10.82							
Number of accumulation units outstanding at end of period	29,615							
WANGER SELECT								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.93							
Value at end of period	$11.41							
Number of accumulation units outstanding at end of period	3,245							
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.25							
Value at end of period	$11.57							
Number of accumulation units outstanding at end of period	2,505							
WASHINGTON MUTUAL INVESTORS FUND[SM]								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.05							
Value at end of period	$10.82							
Number of accumulation units outstanding at end of period	25,186							

CONDENSED FINANCIAL INFORMATION

TABLE XXIV
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.30%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during October 1999)								
Value at beginning of period	$8.74	$6.84	$9.155	$12.091	$13.748	$9.857		
Value at end of period	$9.20	$8.74	$6.84	$9.155	$12.091	$13.748		
Number of accumulation units outstanding at end of period	4,187	3,132	1,967	1,797	640	54		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during November 1999)								
Value at beginning of period	$7.70	$6.27	$7.523	$9.878	$11.712	$10.636		
Value at end of period	$8.28	$7.70	$6.27	$7.523	$9.878	$11.712		
Number of accumulation units outstanding at end of period	436	6,389	12,359	9,769	4,846	893		
AIM V.I. GROWTH FUND								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$5.45	$4.21	$6.179	$9.469	$12.064	$9.916		
Value at end of period	$5.83	$5.45	$4.21	$6.179	$9.469	$12.064		
Number of accumulation units outstanding at end of period	711	1,069	385	2,225	961	105		
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during November 2000)								
Value at beginning of period	$7.11	$5.76	$8.363	$9.691	$11.502	$10.847		
Value at end of period	$7.42	$7.11	$5.76	$8.363	$9.691	$11.494		
Number of accumulation units outstanding at end of period	765	2,612	1,543	1,317	1,329	10		
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$14.73	$12.51	$14.427	$15.707	$16.426	$14.827	$12.919	$11.742
Value at end of period	$15.75	$14.73	$12.51	$14.427	$15.707	$16.426	$14.827	$12.919
Number of accumulation units outstanding at end of period	2,160	4,323	2,163	1,989	1,433	44	13	44
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$19.60	$15.45	$17.270	$19.938	$21.631	$17.636	$13.746	$11.031
Value at end of period	$22.34	$19.60	$15.45	$17.270	$19.938	$21.631	$17.636	$13.746
Number of accumulation units outstanding at end of period	5,932	4,024	4,346	6,241	10,383	12,867	10,681	7,728
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$16.72	$12.99	$15.850	$16.896	$15.786	$15.041	$13.650	$10.942
Value at end of period	$18.40	$16.72	$12.99	$15.850	$16.896	$15.786	$15.041	$13.650
Number of accumulation units outstanding at end of period	4,708	15,625	10,472	8,325	6,031	4,118	3,612	7,817

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during May 1997)								
Value at beginning of period	$15.21	$11.60	$16.812	$20.684	$23.538	$17.351	$12.601	$10.724
Value at end of period	$15.52	$15.21	$11.60	$16.812	$20.684	$23.538	$17.351	$12.601
Number of accumulation units outstanding at end of period	20,564	26,754	15,963	14,252	23,713	7,251	2,636	2,031
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during May 1997)								
Value at beginning of period	$12.70	$8.97	$11.406	$14.659	$18.357	$13.039	$11.716	$11.785
Value at end of period	$14.25	$12.70	$8.97	$11.406	$14.659	$18.357	$13.039	$11.716
Number of accumulation units outstanding at end of period	5,756	3,721	2,003	1,871	2,481	469	408	348
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$12.02	$9.22	$11.46					
Value at end of period	$14.68	$12.02	$9.22					
Number of accumulation units outstanding at end of period	2,749	42	111					
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$13.81							
Value at end of period	$13.81							
Number of accumulation units outstanding at end of period	123							
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.62							
Value at end of period	$14.45							
Number of accumulation units outstanding at end of period	1,537							
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during August 2003)								
Value at beginning of period	$7.79	$6.90						
Value at end of period	$8.46	$7.79						
Number of accumulation units outstanding at end of period	270	70						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.45	$9.75	$12.054	$16.714	$21.057	$13.467	$11.456	$11.314
Value at end of period	$14.62	$12.45	$9.75	$12.054	$16.714	$21.057	$13.467	$11.456
Number of accumulation units outstanding at end of period	476	98	505	503	1,108	462	313	200
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$13.73	$10.86	$15.755	$21.214	$22.794	$15.520	$12.406	$12.230
Value at end of period	$15.30	$13.73	$10.86	$15.755	$21.214	$22.794	$15.520	$12.406
Number of accumulation units outstanding at end of period	835	1,999	2,413	3,331	2,742	4,032	1,074	237

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during August 2003)								
Value at beginning of period	$11.95	$10.96						
Value at end of period	$13.11	$11.95						
Number of accumulation units outstanding at end of period	1,368	169						
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during August 2003)								
Value at beginning of period	$12.38	$11.06						
Value at end of period	$13.48	$12.38						
Number of accumulation units outstanding at end of period	643	137						
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$11.00	$10.71	$10.35					
Value at end of period	$11.33	$11.00	$10.71					
Number of accumulation units outstanding at end of period	7,999	4,202	639					
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$8.51	$6.24	$9.776	$13.244	$18.838	$12.649	$9.883	$10.007
Value at end of period	$9.22	$8.51	$6.24	$9.776	$13.244	$18.838	$12.649	$9.883
Number of accumulation units outstanding at end of period	4,455	7,087	1,042	2,994	11,429	7,480	5,462	3,595
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$17.05							
Value at end of period	$17.67							
Number of accumulation units outstanding at end of period	412							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during October 2003)								
Value at beginning of period	$7.16	$6.77						
Value at end of period	$7.67	$7.16						
Number of accumulation units outstanding at end of period	39	65						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$17.25	$13.35	$17.629	$19.893	$20.160	$16.696	$13.256	$12.991
Value at end of period	$18.73	$17.25	$13.35	$17.629	$19.893	$20.160	$16.696	$13.256
Number of accumulation units outstanding at end of period	3,745	5,379	223	559	5,083	3,215	2,748	1,649
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$8.68	$7.04	$9.497	$12.162	$12.898	$10.535	$8.677	$8.848
Value at end of period	$9.84	$8.68	$7.04	$9.497	$12.162	$12.898	$10.535	$8.677
Number of accumulation units outstanding at end of period	506	1,817	1,314	642	2,272	6,221	5,146	1,788

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during August 2003)								
Value at beginning of period	$10.63	$9.28						
Value at end of period	$12.25	$10.63						
Number of accumulation units outstanding at end of period	97	388						
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.41	$13.99	$15.797	$16.708	$17.021	$15.179	$13.150	$11.717
Value at end of period	$17.72	$16.41	$13.99	$15.797	$16.708	$17.021	$15.179	$13.150
Number of accumulation units outstanding at end of period	2,785	894	468	3,721	4,388	113	8	459
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during July 2000)								
Value at beginning of period	$3.69	$2.57	$4.430	$5.826	$10.134			
Value at end of period	$3.59	$3.69	$2.57	$4.430	$5.826			
Number of accumulation units outstanding at end of period	971	133	2,978	2,131	857			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during May 1997)								
Value at beginning of period	$12.53	$10.07	$13.603	$16.890	$19.218	$16.581	$14.672	$12.519
Value at end of period	$13.41	$12.53	$10.07	$13.603	$16.890	$19.218	$16.581	$14.672
Number of accumulation units outstanding at end of period	7,112	10,759	1,236	10,253	12,706	4,575	2,880	3,082
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during February 1999)								
Value at beginning of period	$13.46	$10.46	$14.918	$20.723	$23.843	$18.880		
Value at end of period	$14.25	$13.46	$10.46	$14.918	$20.723	$23.843		
Number of accumulation units outstanding at end of period	8,045	8,072	5,414	4,067	6,817	318		
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$16.92	$13.59	$17.541	$20.574	$23.006	$18.751	$14.435	$11.470
Value at end of period	$18.46	$16.92	$13.59	$17.541	$20.574	$23.006	$18.751	$14.435
Number of accumulation units outstanding at end of period	13,198	16,186	16,377	12,543	18,316	14,317	12,423	8,665
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during November 1998)								
Value at beginning of period	$16.28	$12.45	$14.348	$14.731	$12.445	$10.887	$9.805	
Value at end of period	$18.73	$16.28	$12.45	$14.348	$14.731	$12.445	$10.887	
Number of accumulation units outstanding at end of period	12,306	12,239	11,165	1,285	1,744	385	41	
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during November 1998)								
Value at beginning of period	$12.16	$9.05	$10.559	$10.447	$9.637	$8.812	$8.198	
Value at end of period	$14.65	$12.16	$9.05	$10.559	$10.447	$9.637	$8.812	
Number of accumulation units outstanding at end of period	627	390	1,406	172	22	468	49	

CFI - 209

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during May 1997)								
Value at beginning of period	$15.27	$14.56	$13.611	$12.681	$11.717	$11.959	$11.203	$10.974
Value at end of period	$15.81	$15.27	$14.56	$13.611	$12.681	$11.717	$11.959	$11.203
Number of accumulation units outstanding at end of period	8,586	9,239	8,314	4,921	7,648	36,650	59,443	279
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during October 1999)								
Value at beginning of period		$6.24	$8.616	$11.468	$14.582	$10.019		
Value at end of period		$7.72	$6.24	$8.616	$11.468	$14.582		
Number of accumulation units outstanding at end of period		0	51	92	174	149		
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.22	$7.97	$9.86					
Value at end of period	$11.85	$10.22	$7.97					
Number of accumulation units outstanding at end of period	1,542	432	15					
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$10.28							
Value at end of period	$10.26							
Number of accumulation units outstanding at end of period	30							
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$12.41	$12.46	$12.418	$12.105	$11.527	$11.114	$10.676	$10.358
Value at end of period	$12.38	$12.41	$12.46	$12.418	$12.105	$11.527	$11.114	$10.676
Number of accumulation units outstanding at end of period	20,307	20,580	18,597	17,088	11,514	5,569	13,000	8,302
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during April 1997 and November 2003)								
Value at beginning of period	$12.96	$11.20					$12.012	$10.678
Value at end of period	$14.41	$12.96					$9.340	$12.012
Number of accumulation units outstanding at end of period	537	60					0	5
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$12.01							
Value at end of period	$13.88							
Number of accumulation units outstanding at end of period	468							
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during April 2000)								
Value at beginning of period	$19.56	$14.42	$19.024	$18.534	$21.056			
Value at end of period	$22.09	$19.56	$14.42	$19.024	$18.534			
Number of accumulation units outstanding at end of period	7,600	7,535	6,069	4,254	14,212			

CFI - 210

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during April 2003)								
Value at beginning of period	$6.81	$4.77						
Value at end of period	$6.99	$6.81						
Number of accumulation units outstanding at end of period	0	82						
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO								
(Funds were first received in this option during May 1997)								
Value at beginning of period	$14.07	$11.93	$13.357	$14.550	$14.679	$13.492	$12.906	$11.380
Value at end of period	$15.30	$14.07	$11.93	$13.357	$14.550	$14.679	$13.492	$12.906
Number of accumulation units outstanding at end of period	9,612	4,870	5,796	5,657	14,624	870	521	641
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during May 1997)								
Value at beginning of period	$14.08	$11.47	$13.477	$15.436	$15.742	$13.946	$13.546	$11.759
Value at end of period	$15.57	$14.08	$11.47	$13.477	$15.436	$15.742	$13.946	$13.546
Number of accumulation units outstanding at end of period	17,515	5,547	8,197	7,857	12,799	2,120	1,424	855
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$14.49	$12.92	$13.681	$14.198	$13.723	$12.981	$12.298	$11.401
Value at end of period	$15.45	$14.49	$12.92	$13.681	$14.198	$13.723	$12.981	$12.298
Number of accumulation units outstanding at end of period	5,870	2,876	2,236	2,683	6,774	1,546	30,755	74
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$16.49	$13.41	$18.345	$20.564	$18.904	$16.016	$15.827	
Value at end of period	$17.93	$16.49	$13.41	$18.345	$20.564	$18.904	$16.016	
Number of accumulation units outstanding at end of period	7,192	6,566	4,993	1,796	8,401	192	88	
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$20.90	$18.57	$20.104	$21.374	$22.147	$17.701	$13.354	$12.113
Value at end of period	$22.39	$20.90	$18.57	$20.104	$21.374	$22.147	$17.701	$13.354
Number of accumulation units outstanding at end of period	8,067	12,879	11,296	14,744	11,435	2,769	668	369
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during March 1998)								
Value at beginning of period	$16.56	$15.76	$14.457	$13.595	$12.961	$12.923	$12.225	
Value at end of period	$16.99	$16.56	$15.76	$14.457	$13.595	$12.961	$12.923	
Number of accumulation units outstanding at end of period	1,802	2,115	3,824	773	1,972	4,549	8,960	
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$14.81	$11.39	$15.701	$21.135	$25.057	$17.630	$13.166	$10.962
Value at end of period	$15.28	$14.81	$11.39	$15.701	$21.135	$25.057	$17.630	$13.166
Number of accumulation units outstanding at end of period	5,194	6,559	11,318	10,657	11,631	4,722	911	637

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during May 1997)								
Value at beginning of period	$11.87	$8.90	$12.515	$20.942	$31.116	$13.985	$10.552	$8.944
Value at end of period	$14.15	$11.87	$8.90	$12.515	$20.942	$31.116	$13.985	$10.552
Number of accumulation units outstanding at end of period	7,648	16,830	19,223	18,927	25,985	9,014	3,586	2,527
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$16.21	$13.24	$18.008	$23.522	$28.257	$17.407	$13.679	$11.961
Value at end of period	$16.76	$16.21	$13.24	$18.008	$23.522	$28.257	$17.407	$13.679
Number of accumulation units outstanding at end of period	7,636	11,024	7,372	12,768	22,895	14,291	6,473	2,018
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during May 2003)								
Value at beginning of period	$10.15	$8.32						
Value at end of period	$11.29	$10.15						
Number of accumulation units outstanding at end of period	9,718	879						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2003)								
Value at beginning of period	$10.24	$8.79						
Value at end of period	$12.54	$10.24						
Number of accumulation units outstanding at end of period	8,043	799						
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during August 2004)								
Value at beginning of period	$21.93							
Value at end of period	$28.73							
Number of accumulation units outstanding at end of period	1,423							
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during December 1998)								
Value at beginning of period	$15.31	$10.85	$14.111	$16.253	$15.668	$10.015	$9.965	
Value at end of period	$18.01	$15.31	$10.85	$14.111	$16.253	$15.668	$10.015	
Number of accumulation units outstanding at end of period	13,046	8,643	4,249	1,535	526	31	139	
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during July 2000)								
Value at beginning of period	$13.01	$11.16	$10.526	$10.172	$10.252			
Value at end of period	$13.96	$13.01	$11.16	$10.526	$10.172			
Number of accumulation units outstanding at end of period	7,448	3,557	2,281	133	171			
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$9.66	$7.98	$8.35					
Value at end of period	$11.10	$9.66	$7.98					
Number of accumulation units outstanding at end of period	3,199	631	65					

CFI - 212

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during February 2003)								
Value at beginning of period	$11.84	$8.17						
Value at end of period	$14.28	$11.84						
Number of accumulation units outstanding at end of period	4,805	886						
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$10.65							
Value at end of period	$11.61							
Number of accumulation units outstanding at end of period	1,853							
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.71							
Value at end of period	$10.81							
Number of accumulation units outstanding at end of period	547							

CONDENSED FINANCIAL INFORMATION

TABLE XXV

FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.40%

(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998
AIM V.I. CAPITAL APPRECIATION FUND							
(Funds were first received in this option during February 2000)							
Value at beginning of period	$8.70	$6.81	$9.131	$12.070	$14.449		
Value at end of period	$9.15	$8.70	$6.81	$9.131	$12.070		
Number of accumulation units outstanding at end of period	14,390	12,366	14,842	10,570	4,731		
AIM V.I. CORE EQUITY FUND							
(Funds were first received in this option during February 2000)							
Value at beginning of period	$7.66	$6.25	$7.503	$9.862	$11.707		
Value at end of period	$8.23	$7.66	$6.25	$7.503	$9.862		
Number of accumulation units outstanding at end of period	22,296	22,662	24,026	16,420	5,051		
AIM V.I. GROWTH FUND							
(Funds were first received in this option during November 1999)							
Value at beginning of period	$5.43	$4.19	$6.163	$9.453	$12.056	$10.959	
Value at end of period	$5.79	$5.43	$4.19	$6.163	$9.453	$12.056	
Number of accumulation units outstanding at end of period	24,266	28,201	22,780	10,441	2,382	3	
AIM V.I. PREMIER EQUITY FUND							
(Funds were first received in this option during August 1999)							
Value at beginning of period	$7.07	$5.74	$8.341	$9.675	$11.494	$10.003	
Value at end of period	$7.38	$7.07	$5.74	$8.341	$9.675	$11.486	
Number of accumulation units outstanding at end of period	16,723	13,707	10,687	4,552	1,954	507	
CALVERT SOCIAL BALANCED PORTFOLIO							
(Funds were first received in this option during February 1999)							
Value at beginning of period	$14.62	$12.43	$14.346	$15.634	$16.366	$14.950	
Value at end of period	$15.61	$14.62	$12.43	$14.346	$15.634	$16.366	
Number of accumulation units outstanding at end of period	14,456	14,376	9,985	4,471	1,624	508	
EUROPACIFIC GROWTH FUND®							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$9.98						
Value at end of period	$11.44						
Number of accumulation units outstanding at end of period	2,666						
EVERGREEN SPECIAL VALUES FUND							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$16.03						
Value at end of period	$18.07						
Number of accumulation units outstanding at end of period	3,377						

	2004	2003	2002	2001	2000	1999	1998
FIDELITY® VIP CONTRAFUND® PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$19.45	$15.35	$17.173	$19.846	$21.552	$17.590	$15.738
Value at end of period	$22.14	$19.45	$15.35	$17.173	$19.846	$21.552	$17.590
Number of accumulation units outstanding at end of period	48,132	40,920	32,586	24,304	9,052	3,062	1,990
FIDELITY® VIP EQUITY-INCOME PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$16.59	$12.91	$15.760	$16.817	$15.729	$15.001	$15.124
Value at end of period	$18.24	$16.59	$12.91	$15.760	$16.817	$15.729	$15.001
Number of accumulation units outstanding at end of period	58,807	61,026	41,444	18,022	1,913	1,189	2,077
FIDELITY® VIP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$15.09	$11.52	$16.718	$20.589	$23.453	$17.305	$14.386
Value at end of period	$15.39	$15.09	$11.52	$16.718	$20.589	$23.453	$17.305
Number of accumulation units outstanding at end of period	74,235	76,228	67,276	51,222	10,224	6,554	4,116
FIDELITY® VIP OVERSEAS PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$12.60	$8.92	$11.341	$14.591	$18.291	$13.005	$13.828
Value at end of period	$14.12	$12.60	$8.92	$11.341	$14.591	$18.291	$13.005
Number of accumulation units outstanding at end of period	6,900	4,455	3,642	2,208	626	156	113
FRANKLIN SMALL CAP VALUE SECURITIES FUND							
(Funds were first received in this option during February 2002)							
Value at beginning of period	$11.99	$9.20	$10.23				
Value at end of period	$14.63	$11.99	$9.20				
Number of accumulation units outstanding at end of period	5,835	1,647	376				
ING AMERICAN CENTURY SELECT PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$8.59	$6.48	$6.83				
Value at end of period	$8.87	$8.59	$6.48				
Number of accumulation units outstanding at end of period	678	618	43				
ING AMERICAN CENTRUY SMALL CAP VALUE PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$10.79	$8.07	$8.29				
Value at end of period	$12.91	$10.79	$8.07				
Number of accumulation units outstanding at end of period	6,038	3,999	2,784				
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$12.69	$9.80	$12.30				
Value at end of period	$13.77	$12.69	$9.80				
Number of accumulation units outstanding at end of period	1,395	974	80				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING BARON SMALL CAP GROWTH PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$11.42	$8.68	$7.86				
Value at end of period	$14.41	$11.42	$8.68				
Number of accumulation units outstanding at end of period	4,659	2,488	1,267				
ING FUNDAMENTAL RESEARCH PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$7.78	$6.19	$6.33				
Value at end of period	$8.43	$7.78	$6.19				
Number of accumulation units outstanding at end of period	876	359	100				
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$10.05	$8.25	$7.46				
Value at end of period	$10.78	$10.05	$8.25				
Number of accumulation units outstanding at end of period	840	534	67				
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$12.36	$9.68	$11.986	$16.636	$20.981	$13.431	$13.542
Value at end of period	$14.49	$12.36	$9.68	$11.986	$16.636	$20.981	$13.431
Number of accumulation units outstanding at end of period	7,761	5,543	5,015	4,501	1,838	182	125
ING JPMORGAN MID CAP VALUE PORTFOLIO							
(Funds were first received in this option during July 2002)							
Value at beginning of period	$11.75	$9.16	$8.89				
Value at end of period	$13.97	$11.75	$9.16				
Number of accumulation units outstanding at end of period	2,996	450	56				
ING JULIUS BAER FOREIGN PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$9.75						
Value at end of period	$11.67						
Number of accumulation units outstanding at end of period	17						
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$13.63	$10.79	$15.667	$21.116	$22.712	$15.479	$14.631
Value at end of period	$15.17	$13.63	$10.79	$15.667	$21.116	$22.712	$15.479
Number of accumulation units outstanding at end of period	24,275	17,.906	13,651	10,076	1,603	95	46
ING MFS TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during October 2003)							
Value at beginning of period	$11.95	$11.38					
Value at end of period	$13.09	$11.95					
Number of accumulation units outstanding at end of period	13,581	1,227					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING OPCAP BALANCED VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$12.35	$9.61	$11.10				
Value at end of period	$13.44	$12.35	$9.61				
Number of accumulation units outstanding at end of period	2,355	940	106				
ING OPPENHEIMER GLOBAL PORTFOLIO							
(Funds were first received in this option during December 2002)							
Value at beginning of period	$10.80	$8.31	$8.36				
Value at end of period	$12.25	$10.80	$8.31				
Number of accumulation units outstanding at end of period	253	386	1				
ING PIMCO TOTAL RETURN PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.98	$10.70	$10.11				
Value at end of period	$11.30	$10.98	$10.70				
Number of accumulation units outstanding at end of period	21,365	7,014	2,706				
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$8.45	$6.20	$9.721	$13.182	$18.770	$12.616	$11.707
Value at end of period	$9.14	$8.45	$6.20	$9.721	$13.182	$18.770	$12.616
Number of accumulation units outstanding at end of period	28,925	22,622	23,926	20,142	3,932	1,615	928
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO							
(Funds were first received in this option during January 2003)							
Value at beginning of period	$16.48	$12.46					
Value at end of period	$17.62	$16.48					
Number of accumulation units outstanding at end of period	1,012	612					
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$7.14	$5.01	$4.57				
Value at end of period	$7.65	$7.14	$5.01				
Number of accumulation units outstanding at end of period	3,195	4,213	76				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO							
(Funds were first received in this option during July 2003)							
Value at beginning of period	$12.92	$11.34					
Value at end of period	$14.64	$12.92					
Number of accumulation units outstanding at end of period	5,058	59					
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$17.12	$13.26	$17.530	$19.801	$20.086	$16.652	$15.190
Value at end of period	$18.57	$17.12	$13.26	$17.530	$19.801	$20.086	$16.652
Number of accumulation units outstanding at end of period	22,725	19,593	19,639	11,447	2,103	2,478	1,525

	2004	2003	2002	2001	2000	1999	1998
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$8.62	$6.99	$9.443	$12.105	$12.851	$10.507	$9.977
Value at end of period	$9.75	$8.62	$6.99	$9.443	$12.105	$12.851	$10.507
Number of accumulation units outstanding at end of period	7,714	5,696	7,524	6,502	3,599	406	220
ING VAN KAMPEN COMSTOCK PORTFOLIO							
(Funds were first received in this option during August 2002)							
Value at beginning of period	$10.61	$8.30	$8.42				
Value at end of period	$12.21	$10.61	$8.30				
Number of accumulation units outstanding at end of period	3,282	1,449	382				
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO							
(Funds were first received in this option during December 2002)							
Value at beginning of period	$29.49	$23.54	$23.54				
Value at end of period	$32.17	$29.49	$23.54				
Number of accumulation units outstanding at end of period	1,341	139	8				
ING VP BALANCED PORTFOLIO, INC.							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$16.28	$13.89	$15.708	$16.631	$16.960	$15.139	$14.278
Value at end of period	$17.57	$16.28	$13.89	$15.708	$16.631	$16.960	$15.139
Number of accumulation units outstanding at end of period	27,060	25,464	22,210	11,109	3,655	1,122	533
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO							
(Funds were first received in this option during July 2000)							
Value at beginning of period	$3.67	$2.56	$4.422	$5.822	$10.067		
Value at end of period	$3.58	$3.67	$2.56	$4.422	$5.822		
Number of accumulation units outstanding at end of period	30,281	20,643	16,998	9,124	2,174		
ING VP GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$12.44	$10.00	$13.526	$16.812	$19.148	$16.537	$16.562
Value at end of period	$13.29	$12.44	$10.00	$13.526	$16.812	$19.148	$16.537
Number of accumulation units outstanding at end of period	33,486	40,201	50,158	43,851	23,600	2,977	934
ING VP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$13.37	$10.40	$14.847	$20.646	$23.778	$17.865	$15.724
Value at end of period	$14.14	$13.37	$10.40	$14.847	$20.646	$23.778	$17.865
Number of accumulation units outstanding at end of period	13,958	13,147	12,192	8,808	2,989	746	211
ING VP INDEX PLUS LARGECAP PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$16.79	$13.50	$17.448	$20.486	$22.930	$18.708	$16.556
Value at end of period	$18.31	$16.79	$13.50	$17.448	$20.486	$22.930	$18.708
Number of accumulation units outstanding at end of period	65,982	63,684	57,597	41,188	9,814	1,399	173

	2004	2003	2002	2001	2000	1999	1998
ING VP INDEX PLUS MIDCAP PORTFOLIO							
(Funds were first received in this option during February 2000)							
Value at beginning of period	$16.18	$12.39	$14.295	$14.692	$12.564		
Value at end of period	$18.61	$16.18	$12.39	$14.295	$14.692		
Number of accumulation units outstanding at end of period	50,146	40,269	29,652	10,547	1,017		
ING VP INDEX PLUS SMALLCAP PORTFOLIO							
(Funds were first received in this option during February 2000)							
Value at beginning of period	$12.09	$9.00	$10.520	$10.419	$9.746		
Value at end of period	$14.55	$12.09	$9.00	$10.520	$10.419		
Number of accumulation units outstanding at end of period	21,398	21,695	15,568	7,760	2,255		
ING VP INTERMEDIATE BOND PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$15.16	$14.46	$13.535	$12.623	$11.674	$11.927	$11.423
Value at end of period	$15.67	$15.16	$14.46	$13.535	$12.623	$11.674	$11.927
Number of accumulation units outstanding at end of period	36,295	35,550	25,842	10,134	3,130	324	189
ING VP INTERNATIONAL EQUITY PORTFOLIO							
(Funds were first received in this option during July 1999)							
Value at beginning of period	$8.08	$6.21	$8.584	$11.437	$14.557	$10.925	
Value at end of period	$9.34	$8.08	$6.21	$8.584	$11.437	$14.557	
Number of accumulation units outstanding at end of period	6,565	5,218	4,758	3,041	423	21	
ING VP INTERNATIONAL VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.20	$7.96	$9.87				
Value at end of period	$11.80	$10.20	$7.96				
Number of accumulation units outstanding at end of period	5,530	1,188	221				
ING VP MAGNACAP PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$8.81	$6.82	$7.09				
Value at end of period	$9.48	$8.81	$6.82				
Number of accumulation units outstanding at end of period	144	49	26				
ING VP MIDCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during September 2002)							
Value at beginning of period	$9.30	$6.90	$6.99				
Value at end of period	$10.23	$9.30	$6.90				
Number of accumulation units outstanding at end of period	2,401	738	27				
ING VP MONEY MARKET PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$12.31	$12.37	$12.348	$12.049	$11.485	$11.084	$10.821
Value at end of period	$12.27	$12.31	$12.37	$12.348	$12.049	$11.485	$11.084
Number of accumulation units outstanding at end of period	45,730	54,737	44,831	28,987	6,042	441	161

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
ING VP NATURAL RESOURCES TRUST							
(Funds were first received in this option during April 2001)							
Value at beginning of period	$12.86	$9.99	$10.348	$11.955			
Value at end of period	$14.29	$12.86	$9.99	$10.348			
Number of accumulation units outstanding at end of period	1,128	141	112	82			
ING VP REAL ESTATE PORTFOLIO							
(Funds were first received in this option during August 2004)							
Value at beginning of period	$11.46						
Value at end of period	$13.87						
Number of accumulation units outstanding at end of period	1,376						
ING VP SMALL COMPANY PORTFOLIO							
(Funds were first received in this option during September 1998)							
Value at beginning of period	$19.43	$14.33	$18.935	$18.465	$17.545	$13.598	$11.872
Value at end of period	$21.92	$19.43	$14.33	$18.935	$18.465	$17.545	$13.598
Number of accumulation units outstanding at end of period	26,280	22,131	16,365	8,634	2,612	283	72
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO							
(Funds were first received in this option during October 2002)							
Value at beginning of period	$6.80	$4.97	$4.83				
Value at end of period	$7.38	$6.80	$4.97				
Number of accumulation units outstanding at end of period	3,100	2,828	95				
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$13.96	$11.85	$13.282	$14.483	$14.625	$13.457	$13.846
Value at end of period	$15.17	$13.96	$11.85	$13.282	$14.483	$14.625	$13.457
Number of accumulation units outstanding at end of period	17,915	25,055	16,363	11,787	4,151	1,479	501
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$13.97	$11.40	$13.401	$15.365	$15.685	$13.910	$14.731
Value at end of period	$15.43	$13.97	$11.40	$13.401	$15.365	$15.685	$13.910
Number of accumulation units outstanding at end of period	22,433	11,677	8,357	5,179	3,008	457	136
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO							
(Funds were first received in this option during March 1999)							
Value at beginning of period	$14.38	$12.83	$13.604	$14.132	$13.673	$12.666	
Value at end of period	$15.31	$14.38	$12.83	$13.604	$14.132	$13.673	
Number of accumulation units outstanding at end of period	6,277	7,472	4,846	2,548	1,038	125	
ING VP VALUE OPPORTUNITY PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$16.38	$13.33	$18.258	$20.488	$18.852	$15.988	$15.181
Value at end of period	$17.79	$16.38	$13.33	$18.258	$20.488	$18.852	$15.988
Number of accumulation units outstanding at end of period	15,602	19,927	13,590	5,534	1,417	136	39

	2004	2003	2002	2001	2000	1999	1998
JANUS ASPEN BALANCED PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$20.74	$18.44	$19.991	$21.276	$22.067	$17.654	$15.102
Value at end of period	$22.20	$20.74	$18.44	$19.991	$21.276	$22.067	$17.654
Number of accumulation units outstanding at end of period	56,850	56,454	58,868	46,953	23,489	1,224	564
JANUS ASPEN FLEXIBLE BOND PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$16.43	$15.66	$14.375	$13.532	$12.914	$12.889	$12.375
Value at end of period	$16.84	$16.43	$15.66	$14.375	$13.532	$12.914	$12.889
Number of accumulation units outstanding at end of period	23,430	20,452	19,587	13,733	5,876	169	30
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO							
(Funds were first received in this option during May 1998)							
Value at beginning of period	$14.70	$11.31	$15.612	$21.038	$24.966	$17.584	$15.123
Value at end of period	$15.15	$14.70	$11.31	$15.612	$21.038	$24.966	$17.584
Number of accumulation units outstanding at end of period	30,588	26,960	29,468	24,527	6,689	3,143	2,368
JANUS ASPEN MID CAP GROWTH PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$11.78	$8.84	$12.444	$20.845	$31.003	$13.948	$11.943
Value at end of period	$14.03	$11.78	$8.84	$12.444	$20.845	$31.003	$13.948
Number of accumulation units outstanding at end of period	78,427	81,861	80,916	61,718	18,685	2,357	1,441
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO							
(Funds were first received in this option during April 1998)							
Value at beginning of period	$16.08	$13.15	$17.906	$23.414	$28.154	$17.361	$16.231
Value at end of period	$16.62	$16.08	$13.15	$17.906	$23.414	$28.154	$17.361
Number of accumulation units outstanding at end of period	55,160	63,635	62,240	49,761	18,965	2,148	649
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO							
(Funds were first received in this option during September 2001)							
Value at beginning of period	$10.12	$7.84	$9.696	$8.366			
Value at end of period	$11.25	$10.12	$7.84	$9.696			
Number of accumulation units outstanding at end of period	31,921	15,854	2,197	60			
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$10.22	$8.30	$9.71				
Value at end of period	$12.50	$10.22	$8.30				
Number of accumulation units outstanding at end of period	14,769	10,530	1,689				
NEW PERSPECTIVE FUND®							
(Funds were first received in this option during August 2004)							
Value at beginning of period	$9.87						
Value at end of period	$11.31						
Number of accumulation units outstanding at end of period	557						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
OPPENHEIMER DEVELOPING MARKETS FUND							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$21.38						
Value at end of period	$28.60						
Number of accumulation units outstanding at end of period	1,040						
OPPENHEIMER GLOBAL SECURITIES FUND/VA							
(Funds were first received in this option during July 1998)							
Value at beginning of period	$15.22	$10.79	$14.059	$16.210	$15.641	$10.008	$10.041
Value at end of period	$17.89	$15.22	$10.79	$14.059	$16.210	$15.641	$10.008
Number of accumulation units outstanding at end of period	55,453	44,561	24,847	8,512	1,536	31	14
OPPENHEIMER STRATEGIC BOND FUND/VA							
(Funds were first received in this option during February 2000)							
Value at beginning of period	$12.94	$11.11	$10.487	$10.144	$10.064		
Value at end of period	$13.86	$12.94	$11.11	$10.487	$10.144		
Number of accumulation units outstanding at end of period	13,616	6,513	4,167	2,048	710		
PAX WORLD BALANCED FUND, INC.							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$9.53						
Value at end of period	$10.49						
Number of accumulation units outstanding at end of period	3,534						
PIMCO VIT REAL RETURN PORTFOLIO							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$10.24						
Value at end of period	$10.77						
Number of accumulation units outstanding at end of period	1,184						
PIONEER EQUITY INCOME VCT PORTFOLIO							
(Funds were first received in this option during September 2001)							
Value at beginning of period	$9.64	$7.97	$9.603	$9.055			
Value at end of period	$11.06	$9.64	$7.97	$9.603			
Number of accumulation units outstanding at end of period	3,626	2,254	569	63			
PIONEER FUND VCT PORTFOLIO							
(Funds were first received in this option during September 2001)							
Value at beginning of period	$9.17	$7.52	$9.414	$8.475			
Value at end of period	$10.06	$9.17	$7.52	$9.414			
Number of accumulation units outstanding at end of period	145	657	18	3			
PIONEER HIGH YIELD VCT PORTFOLIO							
(Funds were first received in this option during September 2004)							
Value at beginning of period	$10.30						
Value at end of period	$10.64						
Number of accumulation units outstanding at end of period	1,189						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998
PIONEER MID CAP VALUE VCT PORTFOLIO							
(Funds were first received in this option during May 2002)							
Value at beginning of period	$11.81	$8.72	$10.52				
Value at end of period	$14.23	$11.81	$8.72				
Number of accumulation units outstanding at end of period	8,140	4,470	109				
TEMPLETON GLOBAL BOND FUND							
(Funds were first received in this option during August 2004)							
Value at beginning of period	$10.09						
Value at end of period	$11.60						
Number of accumulation units outstanding at end of period	1,202						
THE GROWTH FUND OF AMERICA®							
(Funds were first received in this option during June 2004)							
Value at beginning of period	$10.13						
Value at end of period	$10.81						
Number of accumulation units outstanding at end of period	4,306						
WANGER SELECT							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$9.92						
Value at end of period	$11.40						
Number of accumulation units outstanding at end of period	133						
WANGER U.S. SMALLER COMPANIES							
(Funds were first received in this option during August 2004)							
Value at beginning of period	$9.90						
Value at end of period	$11.56						
Number of accumulation units outstanding at end of period	10						
WASHINGTON MUTUAL INVESTORS FUND℠							
(Funds were first received in this option during July 2004)							
Value at beginning of period	$10.02						
Value at end of period	$10.80						
Number of accumulation units outstanding at end of period	1,766						

CONDENSED FINANCIAL INFORMATION

TABLE XXVI
FOR CONTRACTS ISSUED UNDER 403(b), 401(a) AND 401(k) PLANS ISSUED SINCE 1996
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
AIM V.I. CAPITAL APPRECIATION FUND									
(Funds were first received in this option during January 2000)									
Value at beginning of period	$8.66	$6.79	$9.106	$12.050	$14.116				
Value at end of period	$9.09	$8.66	$6.79	$9.106	$12.050				
Number of accumulation units outstanding at end of period	11,909	7,895	4,963	2,667	1,233				
AIM V.I. CORE EQUITY FUND									
(Funds were first received in this option during October 1999)									
Value at beginning of period	$7.63	$6.22	$7.483	$9.845	$11.695	$9.550			
Value at end of period	$8.19	$7.63	$6.22	$7.483	$9.845	$11.695			
Number of accumulation units outstanding at end of period	13,407	6,078	4,301	3,567	3,046	22			
AIM V.I. GROWTH FUND									
(Funds were first received in this option during July 1999)									
Value at beginning of period	$5.40	$4.18	$6.146	$9.437	$12.048	$9.898			
Value at end of period	$5.76	$5.40	$4.18	$6.146	$9.437	$12.048			
Number of accumulation units outstanding at end of period	10,115	3,623	2,014	905	343	135			
AIM V.I. PREMIER EQUITY FUND									
(Funds were first received in this option during November 1999)									
Value at beginning of period	$7.04	$5.71	$8.318	$9.658	$11.486	$10.442			
Value at end of period	$7.34	$7.04	$5.71	$8.318	$9.658	$11.502			
Number of accumulation units outstanding at end of period	3,819	3,091	2,096	1,183	588	67			
CALVERT SOCIAL BALANCED PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$14.51	$12.35	$14.265	$15.562	$16.306	$14.749	$12.877	$10.955	
Value at end of period	$15.48	$14.51	$12.35	$14.265	$15.562	$16.306	$14.749	$12.877	
Number of accumulation units outstanding at end of period	2,059	720	1,029	371	148	3,026	1,709	1,007	
EUROPACIFIC GROWTH FUND®									
(Funds were first received in this option during December 2004)									
Value at beginning of period	$11.43								
Value at end of period	$11.43								
Number of accumulation units outstanding at end of period	3								
EVERGREEN SPECIAL VALUES FUND									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$15.35								
Value at end of period	$17.99								
Number of accumulation units outstanding at end of period	83								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
FIDELITY® VIP CONTRAFUND® PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$19.30	$15.25	$17.076	$19.755	$21.474	$17.543	$13.701	$11.436	
Value at end of period	$21.95	$19.30	$15.25	$17.076	$19.755	$21.474	$17.543	$13.701	
Number of accumulation units outstanding at end of period	20,847	15,543	11,482	9,811	11,468	14,452	11,751	8,704	
FIDELITY® VIP EQUITY-INCOME PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$16.46	$12.82	$15.672	$16.740	$15.672	$14.961	$13.606	$10.905	
Value at end of period	$18.09	$16.46	$12.82	$15.672	$16.740	$15.672	$14.961	$13.606	
Number of accumulation units outstanding at end of period	9,873	9,402	7,109	4,805	4,922	11,235	9,414	9,207	
FIDELITY® VIP GROWTH PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$14.98	$11.45	$16.624	$20.494	$23.368	$17.259	$12.560	$10.537	
Value at end of period	$15.25	$14.98	$11.45	$16.624	$20.494	$23.368	$17.259	$12.560	
Number of accumulation units outstanding at end of period	18,809	17,712	13,681	4,427	5,157	30,213	12,956	2,793	
FIDELITY® VIP OVERSEAS PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$12.51	$8.86	$11.278	$14.523	$18.224	$12.971	$11.678	$10.566	
Value at end of period	$14.00	$12.51	$8.86	$11.278	$14.523	$18.224	$12.971	$11.678	
Number of accumulation units outstanding at end of period	1,862	3,208	929	37	28	956	468	107	
FRANKLIN SMALL CAP VALUE SECURITIES FUND									
(Funds were first received in this option during August 2001)									
Value at beginning of period	$11.96	$9.19	$10.282	$9.925					
Value at end of period	$14.58	$11.96	$9.19	$10.282					
Number of accumulation units outstanding at end of period	1,132	123	244	17					
ING AMERICAN CENTURY SELECT PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$8.57	$6.25							
Value at end of period	$8.84	$8.57							
Number of accumulation units outstanding at end of period	167	1,835							
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO									
(Funds were first received in this option during June 2003)									
Value at beginning of period	$10.77	$9.11							
Value at end of period	$12.87	$10.77							
Number of accumulation units outstanding at end of period	46	174							
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO									
(Funds were first received in this option during March 2003)									
Value at beginning of period	$12.66	$9.61							
Value at end of period	$13.72	$12.66							
Number of accumulation units outstanding at end of period	80	251							

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING BARON SMALL CAP GROWTH PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$11.40	$8.72							
Value at end of period	$14.37	$11.40							
Number of accumulation units outstanding at end of period	1,075	533							
ING FUNDAMENTAL RESEARCH PORTFOLIO									
(Funds were first received in this option during June 2003)									
Value at beginning of period	$7.76	$7.09							
Value at end of period	$8.41	$7.76							
Number of accumulation units outstanding at end of period	92	72							
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO									
(Funds were first received in this option during March 2003)									
Value at beginning of period	$10.03	$7.77							
Value at end of period	$10.75	$10.03							
Number of accumulation units outstanding at end of period	774	475							
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$12.27	$9.62	$11.919	$16.559	$20.905	$13.396	$11.418	$11.279	
Value at end of period	$14.37	$12.27	$9.62	$11.919	$16.559	$20.905	$13.396	$11.418	
Number of accumulation units outstanding at end of period	3,061	3,713	2,929	2,880	2,838	3,469	3,208	2,665	
ING JPMORGAN MID CAP VALUE PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$11.73	$9.15	$9.36						
Value at end of period	$13.93	$11.73	$9.15						
Number of accumulation units outstanding at end of period	1,297	377	10						
ING JULIUS BAER FOREIGN PORTOLIO									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$9.80								
Value at end of period	$11.66								
Number of accumulation units outstanding at end of period	402								
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$13.52	$10.72	$15.579	$21.019	$22.629	$15.438	$12.365	$12.192	
Value at end of period	$15.04	$13.52	$10.72	$15.579	$21.019	$22.629	$15.438	$12.365	
Number of accumulation units outstanding at end of period	3,059	4,476	4,712	1,302	1,517	1,541	1,256	80	
ING MFS TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during January 2004)									
Value at beginning of period	$12.19								
Value at end of period	$13.07								
Number of accumulation units outstanding at end of period	1,032								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING OPCAP BALANCED VALUE PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$12.33	$9.60	$10.14						
Value at end of period	$13.39	$12.33	$9.60						
Number of accumulation units outstanding at end of period	455	115	40						
ING OPPENHEIMER GLOBAL PORTFOLIO									
(Funds were first received in this option during June 2003)									
Value at beginning of period	$10.78	$9.02							
Value at end of period	$12.22	$10.78							
Number of accumulation units outstanding at end of period	499	169							
ING PIMCO TOTAL RETURN PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$10.97	$10.70	$10.13						
Value at end of period	$11.27	$10.97	$10.70						
Number of accumulation units outstanding at end of period	10,279	4,380	855						
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$8.39	$6.16	$9.666	$13.121	$18.702	$12.582	$9.850	$9.976	
Value at end of period	$9.06	$8.39	$6.16	$9.666	$13.121	$18.702	$12.582	$9.850	
Number of accumulation units outstanding at end of period	13,214	11,485	8,558	7,301	6,877	7,942	5,349	2,413	
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO									
(Funds were first received in this option during November 2002)									
Value at beginning of period	$16.44	$11.86	$12.83						
Value at end of period	$17.56	$16.44	$11.86						
Number of accumulation units outstanding at end of period	451	276	5						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO									
(Funds were first received in this option during April 2003)									
Value at beginning of period	$7.13	$5.10							
Value at end of period	$7.62	$7.13							
Number of accumulation units outstanding at end of period	413	495							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO									
(Funds were first received in this option during May 2004)									
Value at beginning of period	$12.84								
Value at end of period	$14.62								
Number of accumulation units outstanding at end of period	206								
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$16.99	$13.17	$17.431	$19.710	$20.013	$16.608	$13.212	$12.951	
Value at end of period	$18.41	$16.99	$13.17	$17.431	$19.710	$20.013	$16.608	$13.212	
Number of accumulation units outstanding at end of period	2,874	1,848	841	517	981	7,740	5,824	3,802	

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO									
(Funds were first received in this option during November 1997)									
Value at beginning of period	$8.55	$6.95	$9.390	$12.049	$12.805	$10.479	$8.649	$8.821	
Value at end of period	$9.67	$8.55	$6.95	$9.390	$12.049	$12.805	$10.479	$8.649	
Number of accumulation units outstanding at end of period	4,027	3,955	1,840	1,483	5,882	1,992	1,814	442	
ING VAN KAMPEN COMSTOCK PORTFOLIO									
(Funds were first received in this option during March 2003)									
Value at beginning of period	$10.59	$8.22							
Value at end of period	$12.18	$10.59							
Number of accumulation units outstanding at end of period	1,414	258							
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO									
(Funds were first received in this option during January 2003)									
Value at beginning of period	$29.43	$24.80							
Value at end of period	$32.07	$29.43							
Number of accumulation units outstanding at end of period	116	65							
ING VP BALANCED PORTFOLIO, INC.									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$16.16	$13.80	$15.620	$16.554	$16.898	$15.099	$13.107	$11.009	
Value at end of period	$17.42	$16.16	$13.80	$15.620	$16.554	$16.898	$15.099	$13.107	
Number of accumulation units outstanding at end of period	2,449	4,502	1,841	1,077	409	10,946	9,091	7,997	
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO									
(Funds were first received in this option during July 2000)									
Value at beginning of period	$3.66	$2.55	$4.414	$5.818	$10.630				
Value at end of period	$3.56	$3.66	$2.55	$4.414	$5.818				
Number of accumulation units outstanding at end of period	3,422	4,834	1,513	297	7				
ING VP GROWTH AND INCOME PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$12.34	$9.94	$13.450	$16.734	$19.078	$16.493	$14.624	$11.429	$10.000
Value at end of period	$13.18	$12.34	$9.94	$13.450	$16.734	$19.078	$16.493	$14.624	$11.429
Number of accumulation units outstanding at end of period	10,520	15,853	12,590	9,105	13,522	55,797	47,950	40,309	5
ING VP GROWTH PORTFOLIO									
(Funds were first received in this option during January 1998)									
Value at beginning of period	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	$13.027		
Value at end of period	$14.03	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834		
Number of accumulation units outstanding at end of period	4,399	6,483	5,243	4,078	5,215	5,473	3,470		

CFI - 228

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP INDEX PLUS LARGECAP PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$16.67	$13.42	$17.356	$20.399	$22.855	$18.665	$14.397	$11.374	
Value at end of period	$18.16	$16.67	$13.42	$17.356	$20.399	$22.855	$18.665	$14.397	
Number of accumulation units outstanding at end of period	10,028	12,701	8,926	5,902	6,603	22,097	16,814	3,156	
ING VP INDEX PLUS MIDCAP PORTFOLIO									
(Funds were first received in this option during August 1998)									
Value at beginning of period	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	$9.216		
Value at end of period	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872		
Number of accumulation units outstanding at end of period	10,138	7,103	3,356	918	341	161	45		
ING VP INDEX PLUS SMALLCAP PORTFOLIO									
(Funds were first received in this option during August 1998)									
Value at beginning of period	$12.02	$8.96	$10.481	$10.391	$9.604	$8.800	$7.150		
Value at end of period	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604	$8.800		
Number of accumulation units outstanding at end of period	2,042	5,706	1,210	92	117	233	78		
ING VP INTERMEDIATE BOND PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$15.04	$14.36	$13.459	$12.564	$11.632	$11.896	$11.166	$10.442	
Value at end of period	$15.54	$15.04	$14.36	$13.459	$12.564	$11.632	$11.896	$11.166	
Number of accumulation units outstanding at end of period	8,669	15,265	7,603	1,612	695	6,253	27,680	2,940	
ING VP INTERNATIONAL EQUITY PORTFOLIO									
(Funds were first received in this option during January 1999)									
Value at beginning of period	$8.04	$6.18	$8.553	$11.407	$14.532	$10.050			
Value at end of period	$9.28	$8.04	$6.18	$8.553	$11.407	$14.532			
Number of accumulation units outstanding at end of period	1,833	2,052	1,150	588	232	36			
ING VP INTERNATIONAL VALUE PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$10.17	$7.95	$9.30						
Value at end of period	$11.76	$10.17	$7.95						
Number of accumulation units outstanding at end of period	1,089	1,101	20						
ING VP MAGNACAP PORTFOLIO									
(Funds were first received in this option during June 2003)									
Value at beginning of period	$8.80	$7.73							
Value at end of period	$9.45	$8.80							
Number of accumulation units outstanding at end of period	791	8							
ING VP MIDCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$9.28	$6.89	$8.56						
Value at end of period	$10.19	$9.28	$6.89						
Number of accumulation units outstanding at end of period	593	489	21						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP MONEY MARKET PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$12.22	$12.29	$12.279	$11.993	$11.443	$11.055	$10.641	$10.249	
Value at end of period	$12.16	$12.22	$12.29	$12.279	$11.993	$11.443	$11.055	$10.641	
Number of accumulation units outstanding at end of period	11,324	16,499	15,705	4,959	1,424	14,503	13,218	13,868	
ING VP NATURAL RESOURCES TRUST									
(Funds were first received in this option during January 1997)									
Value at beginning of period					$10.655	$9.480	$11.973	$11.712	
Value at end of period					$10.674	$10.655	$9.480	$11.973	
Number of accumulation units outstanding at end of period					0	147	318	627	
ING VP REAL ESTATE PORTFOLIO									
(Funds were first received in this option during June 2004)									
Value at beginning of period	$10.74								
Value at end of period	$13.86								
Number of accumulation units outstanding at end of period	855								
ING VP SMALL COMPANY PORTFOLIO									
(Funds were first received in this option during September 1997)									
Value at beginning of period	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.629	$13.952	
Value at end of period	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.629	
Number of accumulation units outstanding at end of period	5,623	6,128	3,557	2,243	1,486	3,951	3,581	47	
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$6.78	$4.96	$5.57						
Value at end of period	$7.36	$6.78	$4.96						
Number of accumulation units outstanding at end of period	1,646	1,629	19						
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$13.85	$11.77	$13.207	$14.416	$14.572	$13.421	$12.864	$11.093	
Value at end of period	$15.04	$13.85	$11.77	$13.207	$14.416	$14.572	$13.421	$12.864	
Number of accumulation units outstanding at end of period	11,097	6,057	957	842	472	15,405	22,768	30,806	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$13.87	$11.32	$13.326	$15.294	$15.628	$13.873	$13.502	$11.422	
Value at end of period	$15.30	$13.87	$11.32	$13.326	$15.294	$15.628	$13.873	$13.502	
Number of accumulation units outstanding at end of period	4,965	9,371	5,892	4,550	671	12,770	14,280	9,985	
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$14.27	$12.75	$13.527	$14.067	$13.623	$12.913	$12.257	$10.835	
Value at end of period	$15.18	$14.27	$12.75	$13.527	$14.067	$13.623	$12.913	$12.257	
Number of accumulation units outstanding at end of period	1,064	1,231	431	189	370	7,896	14,097	14,983	

CFI - 230

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
ING VP VALUE OPPORTUNITY PORTFOLIO									
(Funds were first received in this option during July 1997)									
Value at beginning of period	$16.27	$13.25	$18.172	$20.412	$18.801	$15.960	$13.237	$12.103	
Value at end of period	$17.65	$16.27	$13.25	$18.172	$20.412	$18.801	$15.960	$13.237	
Number of accumulation units outstanding at end of period	3,316	3,258	1,899	906	461	2,344	2,432	795	
JANUS ASPEN BALANCED PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$20.58	$18.32	$19.879	$21.177	$21.987	$17.607	$13.310	$11.136	
Value at end of period	$22.01	$20.58	$18.32	$19.879	$21.177	$21.987	$17.607	$13.310	
Number of accumulation units outstanding at end of period	7,456	16,935	12,591	3,646	11,525	31,263	20,319	2,801	
JANUS ASPEN FLEXIBLE BOND PORTFOLIO									
(Funds were first received in this option during April 1997)									
Value at beginning of period	$16.31	$15.56	$14.294	$13.469	$12.867	$12.855	$11.960	$10.955	
Value at end of period	$16.70	$16.31	$15.56	$14.294	$13.469	$12.867	$12.855	$11.960	
Number of accumulation units outstanding at end of period	4,474	8,331	3,758	820	637	669	248	118	
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$14.58	$11.24	$15.524	$20.940	$24.875	$17.537	$13.123	$11.002	
Value at end of period	$15.02	$14.58	$11.24	$15.524	$20.940	$24.875	$17.537	$13.123	
Number of accumulation units outstanding at end of period	9,888	16,359	10,147	6,365	5,216	10,931	8,842	5,724	
JANUS ASPEN MID CAP GROWTH PORTFOLIO									
(The initial accumulation unit value was established during May 1996 when the fund became available under the contract, when funds were first received in this option or when the applicable daily asset charge was first utilized)									
Value at beginning of period	$11.69	$8.78	$12.374	$20.748	$30.890	$13.911	$10.518	$9.477	$10.000
Value at end of period	$13.91	$11.69	$8.78	$12.374	$20.748	$30.890	$13.911	$10.518	$9.477
Number of accumulation units outstanding at end of period	23,491	29,900	23,241	13,963	12,541	19,942	13,650	12,648	9
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO									
(Funds were first received in this option during January 1997)									
Value at beginning of period	$15.96	$13.07	$17.806	$23.305	$28.052	$17.315	$13.634	$11.483	
Value at end of period	$16.47	$15.96	$13.07	$17.806	$23.305	$28.052	$17.315	$13.634	
Number of accumulation units outstanding at end of period	19,870	21,793	18,919	12,161	16,550	34,244	23,085	16,828	
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$10.10	$7.83	$8.71						
Value at end of period	$11.21	$10.10	$7.83						
Number of accumulation units outstanding at end of period	24,465	17,999	1,173						

CFI - 231

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO									
(Funds were first received in this option during June 2002)									
Value at beginning of period	$10.19	$8.29	$9.38						
Value at end of period	$12.45	$10.19	$8.29						
Number of accumulation units outstanding at end of period	3,920	2,013	14						
NEW PERSPECTIVE FUND®									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$10.11								
Value at end of period	$11.30								
Number of accumulation units outstanding at end of period	523								
OPPENHEIMER DEVELOPING MARKETS FUND									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$21.02								
Value at end of period	$28.48								
Number of accumulation units outstanding at end of period	189								
OPPENHEIMER GLOBAL SECURITIES FUND/VA									
(Funds were first received in this option during January 2000)									
Value at beginning of period	$15.14	$10.74	$14.007	$16.166	$15.883				
Value at end of period	$17.77	$15.14	$10.74	$14.007	$16.166				
Number of accumulation units outstanding at end of period	11,635	5,011	2,334	611	508				
OPPENHEIMER STRATEGIC BOND FUND/VA									
(Funds were first received in this option during May 1998)									
Value at beginning of period	$12.86	$11.06	$10.449	$10.117	$10.006	$9.878	$9.973		
Value at end of period	$13.77	$12.86	$11.06	$10.449	$10.117	$10.006	$9.878		
Number of accumulation units outstanding at end of period	1,034	601	298	201	134	69	3		
PIMCO VIT REAL RETURN PORTFOLIO									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$10.43								
Value at end of period	$10.76								
Number of accumulation units outstanding at end of period	247								
PIONEER EQUITY INCOME VCT PORTFOLIO									
(Funds were first received in this option during July 2002)									
Value at beginning of period	$9.61	$7.96	$8.05						
Value at end of period	$11.02	$9.61	$7.96						
Number of accumulation units outstanding at end of period	384	196	15						
PIONEER FUND VCT PORTFOLIO									
(Funds were first received in this option during August 2004)									
Value at beginning of period	$8.85								
Value at end of period	$10.03								
Number of accumulation units outstanding at end of period	2								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996
PIONEER HIGH YIELD VCT PORTFOLIO									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$9.89								
Value at end of period	$10.63								
Number of accumulation units outstanding at end of period	41								
PIONEER MID CAP VALUE VCT PORTFOLIO									
(Funds were first received in this option during August 2001)									
Value at beginning of period	$11.79	$8.70	$9.949	$9.832					
Value at end of period	$14.18	$11.79	$8.70	$9.949					
Number of accumulation units outstanding at end of period	1,109	763	1,207	271					
TEMPLETON GLOBAL BOND FUND									
(Funds were first received in this option during December 2004)									
Value at beginning of period	$11.45								
Value at end of period	$11.59								
Number of accumulation units outstanding at end of period	209								
THE GROWTH FUND OF AMERICA®									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$9.56								
Value at end of period	$10.80								
Number of accumulation units outstanding at end of period	476								
WANGER SELECT									
(Funds were first received in this option during November 2004)									
Value at beginning of period	$11.03								
Value at end of period	$11.39								
Number of accumulation units outstanding at end of period	430								
WANGER U.S. SMALLER COMPANIES									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$9.56								
Value at end of period	$11.55								
Number of accumulation units outstanding at end of period	442								
WASHINGTON MUTUAL INVESTORS FUND℠									
(Funds were first received in this option during July 2004)									
Value at beginning of period	$9.98								
Value at end of period	$10.80								
Number of accumulation units outstanding at end of period	380								

CONDENSED FINANCIAL INFORMATION

TABLE XXVII
FOR CONTRACTS ISSUED UNDER 401(a) PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.87%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$8.90	$6.93	$9.248	$12.160	$14.837
Value at end of period	$9.41	$8.90	$6.93	$9.248	$12.160
Number of accumulation units outstanding at end of period	96,590	83,843	59,703	34,825	11,676
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$7.84	$6.36	$7.599	$9.935	$11.807
Value at end of period	$8.48	$7.84	$6.36	$7.599	$9.935
Number of accumulation units outstanding at end of period	54,407	52,534	40,518	28,283	15,235
AIM V.I. GROWTH FUND					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$5.56	$4.27	$6.242	$9.524	$12.619
Value at end of period	$5.96	$5.56	$4.27	$6.242	$9.524
Number of accumulation units outstanding at end of period	58,065	50,869	39,204	24,342	9,126
AIM V.I. PREMIER EQUITY FUND					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$7.24	$5.84	$8.448	$9.746	$11.438
Value at end of period	$7.60	$7.24	$5.84	$8.448	$9.746
Number of accumulation units outstanding at end of period	84,882	83,509	73,360	51,883	27,162
CALVERT SOCIAL BALANCED PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$15.15	$12.80	$14.702	$15.937	$16.973
Value at end of period	$16.26	$15.15	$12.80	$14.702	$15.937
Number of accumulation units outstanding at end of period	29,889	29,408	22,236	23,099	20,994
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$10.29				
Value at end of period	$11.96				
Number of accumulation units outstanding at end of period	27,480				
EVERGREEN SPECIAL VALUES FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$16.34				
Value at end of period	$18.50				
Number of accumulation units outstanding at end of period	6,804				

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$20.14	$15.82	$17.599	$20.231	$21.474
Value at end of period	$23.06	$20.14	$15.82	$17.599	$20.231
Number of accumulation units outstanding at end of period	257,773	205,147	164,571	145,752	139,446
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$17.18	$13.30	$16.152	$17.143	$15.457
Value at end of period	$19.00	$17.18	$13.30	$16.152	$17.143
Number of accumulation units outstanding at end of period	159,398	139,461	128,462	96,375	74,096
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$15.63	$11.87	$17.133	$20.988	$24.889
Value at end of period	$16.03	$15.63	$11.87	$17.133	$20.988
Number of accumulation units outstanding at end of period	329,860	307,462	252,527	199,671	158,991
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$13.06	$9.19	$11.623	$14.874	$17.531
Value at end of period	$14.71	$13.06	$9.19	$11.623	$14.874
Number of accumulation units outstanding at end of period	47,940	39,231	29,083	25,656	21,267
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$12.15	$9.27	$11.39		
Value at end of period	$14.91	$12.15	$9.27		
Number of accumulation units outstanding at end of period	72,778	23,921	17,423		
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$12.83	$9.86	$11.27		
Value at end of period	$14.00	$12.83	$9.86		
Number of accumulation units outstanding at end of period	6,090	6,384	2,998		
ING AMERICAN CENTURY SELECT PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$8.69	$6.52	$6.66		
Value at end of period	$9.02	$8.69	$6.52		
Number of accumulation units outstanding at end of period	1,851	1,440	266		
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$10.88	$8.10	$9.96		
Value at end of period	$13.10	$10.88	$8.10		
Number of accumulation units outstanding at end of period	10,578	3,821	582		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$11.52	$8.71	$9.98		
Value at end of period	$14.62	$11.52	$8.71		
Number of accumulation units outstanding at end of period	189,904	10,787	2,214		
ING FUNDAMENTAL RESEARCH PORTFOLIO					
(Funds were first received in this option during July 2003)					
Value at beginning of period	$7.87	$7.13			
Value at end of period	$8.58	$7.87			
Number of accumulation units outstanding at end of period	845	30			
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO					
(Funds were first received in this option during July 2002)					
Value at beginning of period	$10.17	$8.30	$7.96		
Value at end of period	$10.96	$10.17	$8.30		
Number of accumulation units outstanding at end of period	2,792	2,095	283		
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$12.80	$9.98	$12.284	$16.959	$19.321
Value at end of period	$15.09	$12.80	$9.98	$12.284	$16.959
Number of accumulation units outstanding at end of period	41,211	39,739	36,269	37,912	39,738
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$11.85	$9.19	$9.97		
Value at end of period	$14.17	$11.85	$9.19		
Number of accumulation units outstanding at end of period	13,829	4,366	246		
ING JULIUS BAER FOREIGN PORTFOLIO					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$10.47				
Value at end of period	$12.27				
Number of accumulation units outstanding at end of period	513				
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$14.11	$11.12	$16.056	$21.526	$24.748
Value at end of period	$15.80	$14.11	$11.12	$16.056	$21.526
Number of accumulation units outstanding at end of period	48,730	53,129	46,446	50,046	45,922
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during July 2003)					
Value at beginning of period	$11.32	$10.57			
Value at end of period	$12.47	$11.32			
Number of accumulation units outstanding at end of period	16,527	16,754			

	2004	2003	2002	2001	2000
ING OPCAP BALANCED VALUE PORTFOLIO					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$12.49	$10.32			
Value at end of period	$13.67	$12.49			
Number of accumulation units outstanding at end of period	8,656	7,773			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during February 2003)					
Value at beginning of period	$10.90	$7.98			
Value at end of period	$12.43	$10.90			
Number of accumulation units outstanding at end of period	6,454	2,349			
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$11.08	$10.74	$10.01		
Value at end of period	$11.46	$11.08	$10.74		
Number of accumulation units outstanding at end of period	32,633	14,594	2,299		
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$8.75	$6.39	$9.963	$13.438	$19.145
Value at end of period	$9.52	$8.75	$6.39	$9.963	$13.438
Number of accumulation units outstanding at end of period	217,272	245,112	218,551	201,762	202,745
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$16.66	$11.95	$11.50		
Value at end of period	$17.92	$16.66	$11.95		
Number of accumulation units outstanding at end of period	10,106	3,073	41		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$7.22	$5.04	$6.64		
Value at end of period	$7.78	$7.22	$5.04		
Number of accumulation units outstanding at end of period	17,676	27,550	363		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during May 2003)					
Value at beginning of period	$12.21	$10.28			
Value at end of period	$13.90	$12.21			
Number of accumulation units outstanding at end of period	2,486	1,222			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$17.73	$13.66	$17.965	$20.185	$21.893
Value at end of period	$19.34	$17.73	$13.66	$17.965	$20.185
Number of accumulation units outstanding at end of period	113,343	113,727	90,221	95,738	86,755

CFI - 237

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$8.93	$7.21	$9.678	$12.340	$13.783
Value at end of period	$10.16	$8.93	$7.21	$9.678	$12.340
Number of accumulation units outstanding at end of period	160,196	158,490	145,709	135,544	134,121
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$10.71	$8.83	$10.12		
Value at end of period	$12.39	$10.71	$8.83		
Number of accumulation units outstanding at end of period	128,476	76,703	41,039		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO					
(Funds were first received in this option during September 2002)					
Value at beginning of period	$29.83	$23.69	$24.52		
Value at end of period	$32.72	$29.83	$23.69		
Number of accumulation units outstanding at end of period	320	150	12		
ING VP BALANCED PORTFOLIO, INC.					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$16.87	$14.31	$16.098	$16.953	$17.735
Value at end of period	$18.30	$16.87	$14.31	$16.098	$16.953
Number of accumulation units outstanding at end of period	329,121	324,731	324,476	338,782	348,078
ING VP FINANCIAL SERVICES PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.25				
Value at end of period	$11.35				
Number of accumulation units outstanding at end of period	117				
ING VP INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$15.70	$14.90	$13.871	$12.867	$12.155
Value at end of period	$16.32	$15.70	$14.90	$13.871	$12.867
Number of accumulation units outstanding at end of period	178,081	159,752	160,288	158,919	165,139
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$3.75	$2.60	$4.461	$5.842	$9.939
Value at end of period	$3.67	$3.75	$2.60	$4.461	$5.842
Number of accumulation units outstanding at end of period	196,035	179,378	100,645	78,903	18,107
ING VP GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$12.88	$10.31	$13.862	$17.138	$19.041
Value at end of period	$13.85	$12.88	$10.31	$13.862	$17.138
Number of accumulation units outstanding at end of period	1,098,790	1,122,705	1,120,644	1,142,704	1,179,341

CFI - 238

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$13.80	$10.68	$15.161	$20.969	$26.062
Value at end of period	$14.67	$13.80	$10.68	$15.161	$20.969
Number of accumulation units outstanding at end of period	62,104	75,902	68,948	61,211	59,7,69
ING VP INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$17.37	$13.89	$17.857	$20.854	$23.001
Value at end of period	$19.04	$17.37	$13.89	$17.857	$20.854
Number of accumulation units outstanding at end of period	131,731	111,794	99,296	88,176	83,050
ING VP INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$16.63	$12.67	$14.536	$14.860	$14.131
Value at end of period	$19.23	$16.63	$12.67	$14.536	$14.860
Number of accumulation units outstanding at end of period	166,285	144,460	102,598	37,986	8,616
ING VP INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$12.42	$9.20	$10.698	$10.538	$9.929
Value at end of period	$15.04	$12.42	$9.20	$10.698	$10.538
Number of accumulation units outstanding at end of period	91,648	61,797	34,612	10,634	1,305
ING VP INTERNATIONAL EQUITY PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$8.31	$6.34	$8.729	$11.568	$14.803
Value at end of period	$9.65	$8.31	$6.34	$8.729	$11.568
Number of accumulation units outstanding at end of period	22,319	18,617	13,962	11,003	11,241
ING VP INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$10.33	$8.02	$10.18		
Value at end of period	$12.02	$10.33	$8.02		
Number of accumulation units outstanding at end of period	39,381	22,552	20,079		
ING VP MAGNACAP PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$8.89	$6.85	$8.73		
Value at end of period	$9.62	$8.89	$6.85		
Number of accumulation units outstanding at end of period	11,771	13,397	729		
ING VP MIDCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$9.42	$6.95	$8.46		
Value at end of period	$10.42	$9.42	$6.95		
Number of accumulation units outstanding at end of period	11,118	9,077	1,705		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VP MONEY MARKET PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$12.75	$12.75	$12.655	$12.282	$11.938
Value at end of period	$12.78	$12.75	$12.75	$12.655	$12.282
Number of accumulation units outstanding at end of period	139,078	146,479	153,168	143,580	119,289
ING VP NATURAL RESOURCES TRUST					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$13.32	$10.29	$10.605	$12.726	$11.307
Value at end of period	$14.88	$13.32	$10.29	$10.605	$12.726
Number of accumulation units outstanding at end of period	12,758	7,396	7,621	6,888	6,520
ING VP REAL ESTATE PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.47				
Value at end of period	$13.58				
Number of accumulation units outstanding at end of period	84,960				
ING VP SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$20.05	$14.71	$19.334	$18.754	$20.872
Value at end of period	$22.74	$20.05	$14.71	$19.334	$18.754
Number of accumulation units outstanding at end of period	79,181	94,805	79,164	79,782	68,242
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$6.88	$5.01	$6.75		
Value at end of period	$7.52	$6.88	$5.01		
Number of accumulation units outstanding at end of period	16,951	19,479	8,794		
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$14.46	$12.21	$13.611	$14.763	$14.969
Value at end of period	$15.80	$14.46	$12.21	$13.611	$14.763
Number of accumulation units outstanding at end of period	9,822	7,691	6,581	7,214	6,471
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$14.47	$11.74	$13.734	$15.662	$16.192
Value at end of period	$16.07	$14.47	$11.74	$13.734	$15.662
Number of accumulation units outstanding at end of period	25,787	23,106	20,535	18,369	15,300
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$14.89	$13.22	$13.942	$14.406	$14.232
Value at end of period	$15.95	$14.89	$13.22	$13.942	$14.406
Number of accumulation units outstanding at end of period	4,794	3,842	3,767	2,429	1,444

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VP VALUE OPPORTUNITY PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$16.90	$13.68	$18.644	$20.809	$19.863
Value at end of period	$18.46	$16.90	$13.68	$18.644	$20.809
Number of accumulation units outstanding at end of period	41,036	45,412	57,926	49,203	8,034
JANUS ASPEN BALANCED PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$21.48	$19.00	$20.487	$21.688	$22.439
Value at end of period	$23.12	$21.48	$19.00	$20.487	$21.688
Number of accumulation units outstanding at end of period	141,347	156,124	157,507	120,125	90,307
JANUS ASPEN FLEXIBLE BOND PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$17.02	$16.13	$14.732	$13.794	$13.199
Value at end of period	$17.54	$17.02	$16.13	$14.732	$13.794
Number of accumulation units outstanding at end of period	40,554	38,676	35,934	26,491	21,144
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$15.22	$11.66	$16.000	$21.445	$25.641
Value at end of period	$15.78	$15.22	$11.66	$16.000	$21.445
Number of accumulation units outstanding at end of period	112,201	123,990	113,817	105,687	84,667
JANUS ASPEN MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$12.20	$9.11	$12.754	$21.249	$31.793
Value at end of period	$14.61	$12.20	$9.11	$12.754	$21.249
Number of accumulation units outstanding at end of period	370,419	373,030	363,786	336,511	331,173
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$16.66	$13.55	$18.351	$23.867	$29.012
Value at end of period	$17.31	$16.66	$13.55	$18.351	$23.867
Number of accumulation units outstanding at end of period	250,241	270,272	262,434	254,990	251,658
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$10.26	$7.90	$9.54		
Value at end of period	$11.46	$10.26	$7.90		
Number of accumulation units outstanding at end of period	56,108	30,407	1,250		
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$10.35	$8.37	$9.67		
Value at end of period	$12.73	$10.35	$8.37		
Number of accumulation units outstanding at end of period	112,315	40,659	8,926		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.56				
Value at end of period	$11.66				
Number of accumulation units outstanding at end of period	11,504				
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$21.39				
Value at end of period	$29.28				
Number of accumulation units outstanding at end of period	15,218				
OPPENHEIMER GLOBAL SECURITIES FUND/VA					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$15.65	$11.04	$14.296	$16.395	$17.346
Value at end of period	$18.49	$15.65	$11.04	$14.296	$16.395
Number of accumulation units outstanding at end of period	167,982	149,156	105,832	62,870	18,702
OPPENHEIMER STRATEGIC BOND FUND/VA					
(Funds were first received in this option during June 2000)					
Value at beginning of period	$13.30	$11.36	$10.664	$10.260	$10.217
Value at end of period	$14.33	$13.30	$11.36	$10.664	$10.260
Number of accumulation units outstanding at end of period	29,980	16,000	7,628	9,974	8,349
PAX WORLD BALANCED FUND, INC.					
(Funds were first received in this option during July 2004)					
Value at beginning of period	$9.76				
Value at end of period	$10.74				
Number of accumulation units outstanding at end of period	9,176				
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during May 2004)					
Value at beginning of period	$9.94				
Value at end of period	$10.60				
Number of accumulation units outstanding at end of period	3,201				
PIONEER EQUITY INCOME VCT PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$9.76	$8.03	$9.63		
Value at end of period	$11.27	$9.76	$8.03		
Number of accumulation units outstanding at end of period	16,599	2,882	356		
PIONEER FUND VCT PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$9.29	$7.57	$9.29		
Value at end of period	$10.25	$9.29	$7.57		
Number of accumulation units outstanding at end of period	2,096	1,680	21		

CFI - 242

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
PIONEER HIGH YIELD VCT PORTFOLIO					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.12				
Value at end of period	$11.03				
Number of accumulation units outstanding at end of period	2,505				
PIONEER MID CAP VALUE VCT PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$11.97	$8.78	$10.47		
Value at end of period	$14.49	$11.97	$8.78		
Number of accumulation units outstanding at end of period	28,503	7,483	1,048		
TEMPLETON GLOBAL BOND FUND					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$10.49				
Value at end of period	$11.83				
Number of accumulation units outstanding at end of period	1,966				
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.36				
Value at end of period	$11.14				
Number of accumulation units outstanding at end of period	29,127				
WANGER SELECT					
(Funds were first received in this option during August 2004)					
Value at beginning of period	$9.73				
Value at end of period	$11.79				
Number of accumulation units outstanding at end of period	2,120				
WANGER U.S. SMALLER COMPANIES					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.45				
Value at end of period	$11.80				
Number of accumulation units outstanding at end of period	4,185				
WASHINGTON MUTUAL INVESTORS FUND℠					
(Funds were first received in this option during June 2004)					
Value at beginning of period	$10.38				
Value at end of period	$11.08				
Number of accumulation units outstanding at end of period	33,351				

CONDENSED FINANCIAL INFORMATION

TABLE XXVIII
FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$8.76	$6.85	$9.168	$12.101	$13.753	$10.217				
Value at end of period	$9.22	$8.76	$6.85	$9.168	$12.101	$13.753				
Number of accumulation units outstanding at end of period	942,382	1,061,605	1,036,027	1,022,141	1,020,762	77,470				
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$7.72	$6.28	$7.534	$9.887	$11.716	$9.627				
Value at end of period	$8.31	$7.72	$6.28	$7.534	$9.887	$11.716				
Number of accumulation units outstanding at end of period	2,137,810	2,531,856	2,594,514	2,942,079	2,698,140	470,277				
AIM V.I. GROWTH FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$5.47	$4.22	$6.188	$9.477	$12.069	$9.513				
Value at end of period	$5.84	$5.47	$4.22	$6.188	$9.477	$12.069				
Number of accumulation units outstanding at end of period	1,324,872	1,388,622	1,261,471	1,216,675	1,068,221	240,556				
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during May 1999)										
Value at beginning of period	$7.12	$5.77	$8.375	$9.699	$11.506	$9.747				
Value at end of period	$7.44	$7.12	$5.77	$8.375	$9.699	$11.506				
Number of accumulation units outstanding at end of period	939,735	1,091,485	1,084,132	1,044,830	862,416	405,286				

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
CALVERT SOCIAL BALANCED PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$20.41	$17.32	$19.962	$21.722	$22.705	$20.485	$17.840	$15.044	$13.527	$10.554
Value at end of period	$21.82	$20.41	$17.32	$19.962	$21.722	$22.705	$20.485	$17.840	$15.044	$13.527
Number of accumulation units outstanding at end of period	939,747	937,301	889,478	947,780	1,065,388	1,118,008	1,306,652	1,499,989	1,313,324	966,098
EUROPACIFIC GROWTH FUND® (Funds were first received in this option during May 2004)										
Value at beginning of period	$9.45									
Value at end of period	$11.45									
Number of accumulation units outstanding at end of period	589,758									
EVERGREEN SPECIAL VALUES FUND (Funds were first received in this option during May 2004)										
Value at beginning of period	$15.26									
Value at end of period	$18.19									
Number of accumulation units outstanding at end of period	460,932									
FIDELITY® VIP CONTRAFUND® PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$21.83	$17.21	$19.223	$22.182	$24.053	$19.601	$15.270	$12.455	$10.397	$10.000
Value at end of period	$24.90	$21.83	$17.21	$19.223	$22.182	$24.053	$19.601	$15.270	$12.455	$10.397
Number of accumulation units outstanding at end of period	10,166,479	9,251,982	8,483,150	8,115,293	8,555,653	9,498,614	9,575,608	11,399,666	6,812,870	2,116,732
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$19.45	$15.11	$18.426	$19.632	$18.334	$17.459	$15.837	$12.518	$11.092	$10.000
Value at end of period	$21.43	$19.45	$15.11	$18.426	$19.632	$18.334	$17.459	$15.837	$12.518	$11.092
Number of accumulation units outstanding at end of period	6,238,986	5,980,707	5,512,953	5,040,744	4,252,752	5,366,553	6,281,077	7,111,490	5,007,706	1,660,304
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402	$10.066	$10.000
Value at end of period	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$11.402	$10.066
Number of accumulation units outstanding at end of period	9,263,906	10,095,142	9,741,645	9,927,690	10,298,747	9,652,436	7,144,438	6,586,698	5,171,098	1,833,794

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
FIDELITY® VIP OVERSEAS PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.34	$9.42	$11.968	$15.374	$19.243	$13.662	$12.269	$11.137	$9.961	$10.000
Value at end of period	$14.97	$13.34	$9.42	$11.968	$15.374	$19.243	$13.662	$12.269	$11.137	$9.961
Number of accumulation units outstanding at end of period	1,258,870	1,102,295	655,914	619,427	655,335	676,303	651,566	718,565	487,709	196,090
FRANKLIN SMALL CAP VALUE SECURITIES FUND (Funds were first received in this option during September 2001)										
Value at beginning of period	$12.04	$9.22	$10.293	$8.108						
Value at end of period	$14.71	$12.04	$9.22	$10.293						
Number of accumulation units outstanding at end of period	1,190,343	503,485	327,493	9,279						
ING AMERICAN CENTURY SELECT PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$8.62	$6.50	$8.86							
Value at end of period	$8.91	$8.62	$6.50							
Number of accumulation units outstanding at end of period	109,784	112,673	19,747							
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$10.81	$8.08	$10.13							
Value at end of period	$12.96	$10.81	$8.08							
Number of accumulation units outstanding at end of period	546,581	347,202	163,145							
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$12.73	$9.81	$12.13							
Value at end of period	$13.83	$12.73	$9.81							
Number of accumulation units outstanding at end of period	205,507	166,130	22,805							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING BARON SMALL CAP GROWTH PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$11.45	$8.69	$10.00							
Value at end of period	$14.47	$11.45	$8.69							
Number of accumulation units outstanding at end of period	1,308,859	640,335	223,645							
ING FUNDAMENTAL RESEARCH PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$7.80	$6.20	$7.73							
Value at end of period	$8.47	$7.80	$6.20							
Number of accumulation units outstanding at end of period	97,566	51,191	10,497							
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$10.09	$8.26	$10.28							
Value at end of period	$10.83	$10.09	$8.26							
Number of accumulation units outstanding at end of period	47,393	26,246	13,555							
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$18.52	$14.49	$17.910	$24.820	$31.255	$19.978	$16.986	$16.776		
Value at end of period	$21.75	$18.52	$14.49	$17.910	$24.820	$31.255	$19.978	$16.986		
Number of accumulation units outstanding at end of period	1,943,759	2,190,759	2,328,539	2,680,991	3,143,512	3,509,645	4,030,904	6,242,299		
ING JPMORGAN MID CAP VALUE PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$11.78	$9.17	$10.06							
Value at end of period	$14.02	$11.78	$9.17							
Number of accumulation units outstanding at end of period	500,885	184,071	63,570							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING JULIUS BAER FOREIGN PORTFOLIO (Funds were first received in this option during May 2004)										
Value at beginning of period	$9.66									
Value at end of period	$11.68									
Number of accumulation units outstanding at end of period	76,582									
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$21.41	$16.93	$24.548	$33.037	$35.480	$24.145	$19.291	$19.016		
Value at end of period	$23.87	$21.41	$16.93	$24.548	$33.037	$35.480	$24.145	$19.291		
Number of accumulation units outstanding at end of period	1,737,723	2,119,819	2,219,659	2,564,561	2,778,966	2,035,825	2,186,996	2,879,845		
ING MFS TOTAL RETURN PORTFOLIO (Funds were first received in this option during May 2003)										
Value at beginning of period	$11.76	$10.48								
Value at end of period	$12.91	$11.76								
Number of accumulation units outstanding at end of period	1,155,823	394,705								
ING OPCAP BALANCED VALUE PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$12.39	$9.63	$11.38							
Value at end of period	$13.50	$12.39	$9.63							
Number of accumulation units outstanding at end of period	709,972	403,314	18,221							
ING OPPENHEIMER GLOBAL PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$10.83	$8.32	$10.06							
Value at end of period	$12.30	$10.83	$8.32							
Number of accumulation units outstanding at end of period	80,312	54,284	7,342							
ING PIMCO TOTAL RETURN PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$11.01	$10.72	$10.00							
Value at end of period	$11.35	$11.01	$10.72							
Number of accumulation units outstanding at end of period	1,556,976	1,363,707	912,688							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$12.90	$9.45	$14.795	$20.033	$28,481	$19.114	$14.927	$15.114		
Value at end of period	$13.98	$12.90	$9.45	$14.795	$20.033	$28.481	$19.114	$14.927		
Number of accumulation units outstanding at end of period	6,351,425	7,469,334	7,376,607	8,308,496	9,202,749	9,740,294	11,377,408	16,549,322		
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$16.53	$11.90	$15.51							
Value at end of period	$17.70	$16.53	$11.90							
Number of accumulation units outstanding at end of period	306,680	319,789	12,554							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during May 2002)										
Value at beginning of period	$7.17	$5.03	$6.60							
Value at end of period	$7.68	$7.17	$5.03							
Number of accumulation units outstanding at end of period	677,904	713,646	63,009							
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during May 2003)										
Value at beginning of period	$12.95	$10.75								
Value at end of period	$14.69	$12.95								
Number of accumulation units outstanding at end of period	548,367	118,665								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400	$14.112		
Value at end of period	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400		
Number of accumulation units outstanding at end of period	5,111,067	5,305,707	4,869,849	5,148,257	5,373,949	5,814,568	6,541,819	8,296,964		
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$13.85	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795	$14.067		
Value at end of period	$15.69	$13.85	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795		
Number of accumulation units outstanding at end of period	4,099,189	4,602,681	4,963,176	5,680,341	6,451,502	7,196,329	8,758,123	11,539,850		
ING VAN KAMPEN COMSTOCK PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$10.64	$8.31	$9.91							
Value at end of period	$12.26	$10.64	$8.31							
Number of accumulation units outstanding at end of period	2,242,751	1,310,404	443,295							
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$29.59	$23.58	$29.42							
Value at end of period	$32.32	$29.59	$23.58							
Number of accumulation units outstanding at end of period	31,479	13,350	8,399							
ING VP BALANCED PORTFOLIO, INC. (Funds have been in this option for more than ten years)										
Value at beginning of period	$23.54	$20.06	$22.642	$23.936	$24.372	$21.723	$18.811	$15.551	$13.673	$10.868
Value at end of period	$25.44	$23.54	$20.06	$22.642	$23.936	$24.372	$21.723	$18.811	$15.551	$13.673
Number of accumulation units outstanding at end of period	11,915,421	12,798,574	13,616,148	15,791,704	18,322,641	21,610,375	25,990,902	34,194,804	36,147,028	38,152,395

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP INTERMEDIATE BOND PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$18.10	$17.24	$16.115	$15.007	$13.859	$14.137	$13.238	$12.377	$12.098	$10.360
Value at end of period	$18.75	$18.10	$17.24	$16.115	$15.007	$13.859	$14.137	$13.238	$12.377	$12.098
Number of accumulation units outstanding at end of period	8,524,985	9,306,487	10,976,890	11,769,149	9,870,708	11,928,359	15,101,998	18,047,780	20,036,622	21,379,976
ING VP FINANCIAL SERVICES PORTFOLIO (Funds were first received in this option during June 2004)										
Value at beginning of period	$10.25									
Value at end of period	$11.12									
Number of accumulation units outstanding at end of period	8,717									
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO (Funds were first received in this option during May 2000)										
Value at beginning of period	$3.70	$2.57	$4.436	$5.831	$9.999					
Value at end of period	$3.60	$3.70	$2.57	$4.436	$5.831					
Number of accumulation units outstanding at end of period	4,468,527	5,560,964	3,646,831	3,252,927	2,082,586					
ING VP GROWTH AND INCOME PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$19.02	$15.27	$20.618	$25.588	$29.100	$25.094	$22.194	$17.302	$14.077	$10.778
Value at end of period	$20.36	$19.02	$15.27	$20.618	$25.588	$29.100	$25.094	$22.194	$17.302	$14.077
Number of accumulation units outstanding at end of period	47,359,132	55,129,400	62,633,801	75,994,481	90,718,317	107,941,232	134,233,828	177,627,474	185,328,132	188,964,022
ING VP GROWTH PORTFOLIO (Funds were first received in this option during June 1997)										
Value at beginning of period	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	$11.635		
Value at end of period	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173		
Number of accumulation units outstanding at end of period	2,540,097	3,045,564	3,134,523	3,666,868	4,162,082	3,505,798	2,395,680	41,928		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP INDEX PLUS LARGECAP PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1996, when the portfolio became available under the contract)										
Value at beginning of period	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924	$10.000	
Value at end of period	$18.54	$16.98	$13.63	$17.587	$20.618	$23.044	$18.772	$14.444	$10.924	
Number of accumulation units outstanding at end of period	12,053,612	12,437,635	11,415,612	11,127,272	10,804,600	10,058,181	7,100,483	4,796,644	879,588	
ING VP INDEX PLUS MIDCAP PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891	$10.107			
Value at end of period	$18.79	$16.32	$12.48	$14.374	$14.751	$12.455	$10.891			
Number of accumulation units outstanding at end of period	5,712,947	5,001,907	4,188,495	2,436,650	1,651,222	395,150	146,921			
ING VP INDEX PLUS SMALLCAP PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815	$9.996			
Value at end of period	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815			
Number of accumulation units outstanding at end of period	3,206,207	2,650,450	2,177,664	1,157,606	528,978	407,203	253,184			
ING VP INTERNATIONAL EQUITY PORTFOLIO (Funds were first received in this option during May 1998)										
Value at beginning of period	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765	$10.182			
Value at end of period	$9.43	$8.15	$6.25	$8.632	$11.484	$14.594	$9.765			
Number of accumulation units outstanding at end of period	632,047	670,636	672,256	715,656	697,215	271,052	97,660			
ING VP INTERNATIONAL VALUE PORTFOLIO (Funds were first received in this option during September 2001)										
Value at beginning of period	$10.23	$7.97	$9.542	$8.697						
Value at end of period	$11.87	$10.23	$7.97	$9.542						
Number of accumulation units outstanding at end of period	845,792	588,086	289,088	359						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP MAGNACAP PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$8.83	$6.83	$8.89							
Value at end of period	$9.52	$8.83	$6.83							
Number of accumulation units outstanding at end of period	100,038	96,658	52,119							
ING VP MIDCAP OPPORTUNITIES PORTFOLIO (Funds were first received in this option during November 2001)										
Value at beginning of period	$9.33	$6.92	$9.446	$8.835						
Value at end of period	$10.28	$9.33	$6.92	$9.446						
Number of accumulation units outstanding at end of period	250,795	214,876	31,362	35						
ING VP MONEY MARKET PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$13.93	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951	$11.473	$11.026	$10.528
Value at end of period	$13.90	$13.93	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951	$11.473	$11.026
Number of accumulation units outstanding at end of period	4,663,196	6,120,534	8,751,582	9,788,389	9,554,319	11,010,659	10,102,496	12,191,085	13,898,826	12,999,680
ING VP NATURAL RESOURCES TRUST (Funds have been in this option for more than ten years)										
Value at beginning of period	$16.81	$13.04	$13.490	$16.250	$13.900	$12.336	$15.541	$14.686	$11.720	$10.154
Value at end of period	$18.71	$16.81	$13.04	$13.490	$16.250	$13.900	$12.336	$15.541	$14.686	$11.720
Number of accumulation units outstanding at end of period	409,378	283,978	313,361	332,944	373,905	489,113	755,984	1,786,409	966,482	711,892
ING VP REAL ESTATE PORTFOLIO (Funds were first received in this option during May 2004)										
Value at beginning of period	$10.00									
Value at end of period	$13.88									
Number of accumulation units outstanding at end of period	659,405									
ING VP SMALL COMPANY PORTFOLIO (Funds were first received in this option during July 1997)										
Value at beginning of period	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654	$12.299		
Value at end of period	$22.17	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654		
Number of accumulation units outstanding at end of period	2,636,926	3,063,779	2,941,313	2,827,320	2,460,640	1,598,682	1,696,714	253,548		

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO (Funds were first received in this option during October 2001)										
Value at beginning of period	$6.82	$4.98	$8.945	$7.835						
Value at end of period	$7.42	$6.82	$4.98	$8.945						
Number of accumulation units outstanding at end of period	261,280	375,296	75,689	2,339						
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$15.80	$13.39	$14.991	$16.322	$16.458	$15.120	$14.456	$12.450	$10.612	$10.000
Value at end of period	$17.20	$15.80	$13.39	$14.991	$16.322	$16.458	$15.120	$14.456	$12.450	$10.612
Number of accumulation units outstanding at end of period	1,643,994	1,738,315	1,772,984	1,945,392	2,083,593	2,306,431	2,863,812	2,469,082	918,336	294,673
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.08	$13.09	$15.374	$17.601	$17.940	$15.886	$15.422	$13.025	$10.673	$10.000
Value at end of period	$17.79	$16.08	$13.09	$15.374	$17.601	$17.940	$15.886	$15.422	$13.025	$10.673
Number of accumulation units outstanding at end of period	2,049,110	2,208,844	2,264,302	2,337,042	2,468,024	2,759,063	3,508,677	3,543,367	1,314,997	393,053
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$15.94	$14.21	$15.039	$15.599	$15.070	$14.248	$13.491	$11.930	$10.580	$10.000
Value at end of period	$17.00	$15.94	$14.21	$15.039	$15.599	$15.070	$14.248	$13.491	$11.930	$10.580
Number of accumulation units outstanding at end of period	758,576	902,310	973,538	1,083,315	1,251,618	1,420,931	11,971,281	1,624,842	513,590	143,637
ING VP VALUE OPPORTUNITY PORTFOLIO (Funds were first received in this option during August 1997)										
Value at beginning of period	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	$13.261	$12.913		
Value at end of period	$18.00	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	$13.261		
Number of accumulation units outstanding at end of period	1,889,965	2,194,151	2,405,598	2,189,268	1,174,458	987,707	1,079,291	100,928		

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
JANUS ASPEN BALANCED PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$23.57	$20.92	$22.646	$24.064	$24.922	$19.908	$15.012	$12.449	$10.850	$10.000
Value at end of period	$25.26	$23.57	$20.92	$22.646	$24.064	$24.922	$19.908	$15.012	$12.449	$10.850
Number of accumulation units outstanding at end of period	5,950,153	7,256,211	7,632,923	7,232,079	6,650,000	5,686,066	3,192,160	1,911,789	996,510	93,304
JANUS ASPEN FLEXIBLE BOND PORTFOLIO (The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$19.89	$18.93	$17.351	$16.308	$15.540	$15.487	$14.373	$13.022	$12.077	$9.873
Value at end of period	$20.42	$19.89	$18.93	$17.351	$16.308	$15.540	$15.487	$14.373	$13.022	$12.077
Number of accumulation units outstanding at end of period	1,416,300	1,837,861	2,165,378	1,460,675	1,096,265	1,078,342	1,213,451	934,053	619,287	315,361
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$12.716	$10.870	$10.000
Value at end of period	$17.95	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$12.716	$10.870
Number of accumulation units outstanding at end of period	4,180,957	5,119,109	5,515,020	6,230,644	6,820,739	5,434,098	2,995,268	3,100,436	2,018,527	259,196
JANUS ASPEN MID CAP GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during October 1994, when the funds were first received in this option)										
Value at beginning of period	$17.83	$13.36	$18.778	$31.406	$46.640	$20.951	$15.801	$14.202	$13.322	$10.581
Value at end of period	$21.26	$17.83	$13.36	$18.778	$31.406	$46.640	$20.951	$15.801	$14.202	$13.322
Number of accumulation units outstanding at end of period	8,889,786	10,733,566	11,370,433	13,156,546	14,665,251	12,224,096	7,536,062	9,271,525	8,835,470	4,887,060
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$19.87	$16.23	$22.056	$28.796	$34.574	$21.288	$16.720	$13.860	$10.877	$10.000
Value at end of period	$20.56	$19.87	$16.23	$22.056	$28.796	$34.574	$21.288	$16.720	$13.860	$10.877
Number of accumulation units outstanding at end of period	8,351,236	11,057,738	12,701,306	14,623,768	16,487,772	15,478,181	14,519,620	17,194,687	8,715,825	1,036,040

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO (Funds were first received in this option during September 2001)										
Value at beginning of period	$10.16	$7.85	$9.703	$8.622						
Value at end of period	$11.31	$10.16	$7.85	$9.703						
Number of accumulation units outstanding at end of period	3,951,616	2,027,719	662,587	119,942						
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO (Funds were first received in this option during September 2001)										
Value at beginning of period	$10.25	$8.32	$9.341	$8.112						
Value at end of period	$12.56	$10.25	$8.32	$9.341						
Number of accumulation units outstanding at end of period	2,159,782	1,056,376	466,937	6,563						
NEW PERSPECTIVE FUND® (Funds were first received in this option during May 2004)										
Value at beginning of period	$9.69									
Value at end of period	$11.32									
Number of accumulation units outstanding at end of period	307,559									
OPPENHEIMER DEVELOPING MARKETS FUND (Funds were first received in this option during August 2001 and May 2004)										
Value at beginning of period	$19.45		$13.823	$13.820						
Value at end of period	$28.79		$15.31	$13.823						
Number of accumulation units outstanding at end of period	475,585		0	11						
OPPENHEIMER GLOBAL SECURITIES FUND/VA (Funds were first received in this option during May 1998)										
Value at beginning of period	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018	$10.079			
Value at end of period	$18.07	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018			
Number of accumulation units outstanding at end of period	6,774,870	4,961,170	3,165,764	1,933,782	1,084,590	184,292	39,441			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
OPPENHEIMER STRATEGIC BOND FUND/VA (Funds were first received in this option during May 1998)										
Value at beginning of period	$13.05	$11.19	$10.545	$10.185	$10.048	$9.895	$10.015			
Value at end of period	$14.00	$13.05	$11.19	$10.545	$10.185	$10.048	$9.895			
Number of accumulation units outstanding at end of period	1,071,573	793,255	405,892	250,140	169,954	90,616	71,074			
PAX WORLD BALANCED FUND, INC. (Funds were first received in this option during June 2002)										
Value at beginning of period	$9.43	$8.14	$8.51							
Value at end of period	$10.56	$9.43	$8.14							
Number of accumulation units outstanding at end of period	436,919	596	208							
PIMCO VIT REAL RETURN PORTFOLIO (Funds were first received in this option during May 2004)										
Value at beginning of period	$10.05									
Value at end of period	$10.78									
Number of accumulation units outstanding at end of period	303,706									
PIONEER EQUITY INCOME VCT PORTFOLIO (Funds were first received in this option during October 2001)										
Value at beginning of period	$9.67	$7.99	$9.610	$9.279						
Value at end of period	$11.12	$9.67	$7.99	$9.610						
Number of accumulation units outstanding at end of period	893,502	396,078	167,518	2,342						
PIONEER FUND VCT PORTFOLIO (Funds were first received in this option during May 2002)										
Value at beginning of period	$9.21	$7.53	$9.26							
Value at end of period	$10.12	$9.21	$7.53							
Number of accumulation units outstanding at end of period	94,149	57,446	19,128							

CFI - 257

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
PIONEER HIGH YIELD VCT PORTFOLIO (Funds were first received in this option during May 2004)										
Value at beginning of period	$9.68									
Value at end of period	$10.65									
Number of accumulation units outstanding at end of period	176,478									
PIONEER MID CAP VALUE VCT PORTFOLIO (Funds were first received in this option during September 2001)										
Value at beginning of period	$11.86	$8.73	$9.961	$8.496						
Value at end of period	$14.30	$11.86	$8.73	$9.961						
Number of accumulation units outstanding at end of period	1,337,054	421,274	94,165	3,545						
TEMPLETON GLOBAL BOND FUND (Funds were first received in this option during May 2004)										
Value at beginning of period	$9.86									
Value at end of period	$11.61									
Number of accumulation units outstanding at end of period	294,872									
THE GROWTH FUND OF AMERICA® (Funds were first received in this option during May 2004)										
Value at beginning of period	$9.80									
Value at end of period	$10.82									
Number of accumulation units outstanding at end of period	1,485,899									
WANGER SELECT (Funds were first received in this option during June 2004)										
Value at beginning of period	$10.12									
Value at end of period	$11.41									
Number of accumulation units outstanding at end of period	71,289									

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
WANGER U.S. SMALLER COMPANIES (Funds were first received in this option during May 2004)										
Value at beginning of period	$9.82									
Value at end of period	$11.57									
Number of accumulation units outstanding at end of period	84,146									
WASHINGTON MUTUAL INVESTORS FUND^{SM} (Funds were first received in this option during May 2004)										
Value at beginning of period	$9.84									
Value at end of period	$10.82									
Number of accumulation units outstanding at end of period	1,204,531									

CONDENSED FINANCIAL INFORMATION

TABLE XXIX
FOR CONTRACTS ISSUED UNDER 403(b) PLANS AND DEFERRED COMPENSATION PLANS
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
(including a 0.25% Administrative Expense Charge Beginning April 7, 1997)
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during August 1999)								
Value at beginning of period	$8.66	$6.79	$9.106	$12.050	$13.729	$10.165		
Value at end of period	$9.09	$8.66	$6.79	$9.106	$12.050	$13.729		
Number of accumulation units outstanding at end of period	20,528	21,152	20,848	24,468	28,018	2,372		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$7.63	$6.22	$7.483	$9.845	$11.695	$9.684		
Value at end of period	$8.19	$7.63	$6.22	$7.483	$9.845	$11.695		
Number of accumulation units outstanding at end of period	42,845	39,056	36,100	38,470	38,374	5,151		
AIM V.I. GROWTH FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$5.40	$4.18	$6.146	$9.437	$12.048	$10.209		
Value at end of period	$5.76	$5.40	$4.18	$6.146	$9.437	$12.048		
Number of accumulation units outstanding at end of period	41,816	45,021	38,466	29,226	25,091	2,771		
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during June 1999)								
Value at beginning of period	$7.04	$5.71	$8.318	$9.658	$11.486	$9.842		
Value at end of period	$7.34	$7.04	$5.71	$8.318	$9.658	$11.486		
Number of accumulation units outstanding at end of period	20,768	21,808	22,963	18,992	9,997	2,077		
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$20.07	$17.07	$19.727	$21.521	$22.550	$20.397	$17.808	$14.934
Value at end of period	$21.40	$20.07	$17.07	$19.727	$21.521	$22.550	$20.397	$17.808
Number of accumulation units outstanding at end of period	37,768	36,324	30,377	28,749	28,518	27,661	24,487	20,521
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.96							
Value at end of period	$11.43							
Number of accumulation units outstanding at end of period	3,097							
EVERGREEN SPCIAL VALUES FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$15.99							
Value at end of period	$17.99							
Number of accumulation units outstanding at end of period	7,700							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$21.47	$16.96	$18.997	$21.977	$23.889	$19.516	$15.242	$12.388
Value at end of period	$24.42	$21.47	$16.96	$18.997	$21.977	$23.889	$19.516	$15.242
Number of accumulation units outstanding at end of period	222,009	185,516	159,118	156,910	157,051	170,565	157,444	146,381
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$19.13	$14.90	$18.209	$19.450	$18.209	$17.384	$15.808	$12.711
Value at end of period	$21.02	$19.13	$14.90	$18.209	$19.450	$18.209	$17.384	$15.808
Number of accumulation units outstanding at end of period	184,225	179,752	150,449	136,762	118,945	145,786	222,658	117,588
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$16.55	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879	$11.373
Value at end of period	$16.86	$16.55	$12.65	$18.369	$22.646	$25.822	$19.072	$13.879
Number of accumulation units outstanding at end of period	246,401	265,559	219,551	211,010	211,306	200,009	228,969	104,982
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$13.12	$9.29	$11.827	$15.231	$19.112	$13.603	$12.247	$11.253
Value at end of period	$14.69	$13.12	$9.29	$11.827	$15.231	$19.112	$13.603	$12.247
Number of accumulation units outstanding at end of period	33,035	25,285	18,351	15,492	13,970	12,105	11,523	8,098
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.96	$9.19	$11.51					
Value at end of period	$14.58	$11.96	$9.19					
Number of accumulation units outstanding at end of period	22,125	7,736	3,027					
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$12.66	$9.94						
Value at end of period	$13.72	$12.66						
Number of accumulation units outstanding at end of period	3,172	1,748						
ING AMERICAN CENTURY SELECT PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$8.57	$6.48	$7.40					
Value at end of period	$8.84	$8.57	$6.48					
Number of accumulation units outstanding at end of period	2,689	1,133	163					
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$10.77	$8.07	$8.44					
Value at end of period	$12.87	$10.77	$8.07					
Number of accumulation units outstanding at end of period	14,510	6,056	1,575					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$11.40	$8.67	$8.79					
Value at end of period	$14.37	$11.40	$8.67					
Number of accumulation units outstanding at end of period	28,782	11,562	4,599					
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$7.76	$6.18	$6.00					
Value at end of period	$8.41	$7.76	$6.18					
Number of accumulation units outstanding at end of period	348	4,373	10					
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$10.03	$8.24	$8.85					
Value at end of period	$10.75	$10.03	$8.24					
Number of accumulation units outstanding at end of period	1,522	276	9					
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$18.21	$14.28	$17.699	$24.590	$31.043	$19.892	$16.955	$16.749
Value at end of period	$21.33	$18.21	$14.28	$17.699	$24.590	$31.043	$19.892	$16.955
Number of accumulation units outstanding at end of period	44,164	51,485	44,371	45,752	51,363	52,692	45,320	48,385
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$11.73	$9.15	$7.83					
Value at end of period	$13.93	$11.73	$9.15					
Number of accumulation units outstanding at end of period	12,238	3,008	91					
ING JULIUS BAER FOREIGN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.88							
Value at end of period	$11.66							
Number of accumulation units outstanding at end of period	738							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$21.06	$16.69	$24.260	$32.731	$35.239	$24.041	$19.256	$18.985
Value at end of period	$23.41	$21.06	$16.69	$24.260	$32.731	$35.239	$24.041	$19.256
Number of accumulation units outstanding at end of period	32,749	34,926	38,660	44,604	41,529	34,760	28,002	25,830
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2003)								
Value at beginning of period	$11.74	$10.93						
Value at end of period	$12.85	$11.74						
Number of accumulation units outstanding at end of period	15,704	1,047						

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during April 2003)								
Value at beginning of period	$12.33	$10.01						
Value at end of period	$13.39	$12.33						
Number of accumulation units outstanding at end of period	15,378	4,378						
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during October 2002)								
Value at beginning of period	$11.03	$8.30	$8.45					
Value at end of period	$12.22	$7.86	$8.30					
Number of accumulation units outstanding at end of period	2,533	0	5,428					
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$10.97	$10.70	$10.10					
Value at end of period	$11.27	$10.97	$10.70					
Number of accumulation units outstanding at end of period	30,623	24,561	11,498					
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.68	$9.32	$14.621	$19.847	$28.288	$19.032	$14.899	$15.090
Value at end of period	$13.71	$12.68	$9.32	$14.621	$19.847	$28.288	$19.032	$14.899
Number of accumulation units outstanding at end of period	121,537	136,528	132,853	137,851	140,183	133,579	135,641	131,565
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$16.44	$12.45						
Value at end of period	$17.56	$16.44						
Number of accumulation units outstanding at end of period	4,496	2,526						
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$7.13	$5.00	$6.20					
Value at end of period	$7.62	$7.13	$5.00					
Number of accumulation units outstanding at end of period	11,545	26,666	140					
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during May 2003)								
Value at beginning of period	$12.93	$11.12						
Value at end of period	$14.63	$12.93						
Number of accumulation units outstanding at end of period	8,750	2,862						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$18.48	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374	$14.090
Value at end of period	$20.03	$18.48	$14.33	$18.964	$21.443	$21.773	$18.068	$14.374
Number of accumulation units outstanding at end of period	113,758	111,932	98,320	91,527	91,561	93,176	91,620	79,799

CFI - 263

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$13.62	$11.06	$14.951	$19.185	$20.388	$16.685	$13.770	$14.044
Value at end of period	$15.39	$13.62	$11.06	$14.951	$19.185	$20.388	$16.685	$13.770
Number of accumulation units outstanding at end of period	99,014	105,875	108,074	120,475	131,412	139,056	146,728	149,523
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.59	$8.29	$8.47					
Value at end of period	$12.18	$10.59	$8.29					
Number of accumulation units outstanding at end of period	23,542	9,550	5,241					
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$29.43	$23.52	$21.42					
Value at end of period	$32.07	$29.43	$23.52					
Number of accumulation units outstanding at end of period	497	264	33					
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$23.15	$19.77	$22.375	$23.714	$24.206	$21.629	$18.776	$15.674
Value at end of period	$24.95	$23.15	$19.77	$22.375	$23.714	$24.206	$21.629	$18.776
Number of accumulation units outstanding at end of period	270,502	265,097	277,477	304,553	317,955	352,495	385,862	478,117
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during May 2000)								
Value at beginning of period	$3.66	$2.55	$4.417	$5.821	$9.738			
Value at end of period	$3.56	$3.66	$2.55	$4.417	$5.821			
Number of accumulation units outstanding at end of period	59,773	62,908	38,675	31,262	41,668			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$18.70	$15.06	$20.376	$25.351	$28.902	$24.986	$22.153	$17.861
Value at end of period	$19.97	$18.70	$15.06	$20.376	$25.351	$28.902	$24.986	$22.153
Number of accumulation units outstanding at end of period	825,239	863,597	920,124	1,096,214	1,314,585	1,449,638	1,587,351	1,699,982
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during December 1997)								
Value at beginning of period	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	$13.149	$12.739
Value at end of period	$14.03	$13.28	$10.34	$14.777	$20.569	$23.713	$17.834	$13.149
Number of accumulation units outstanding at end of period	58,204	55,705	58,093	65,576	74,056	63,831	36,839	3,326
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$16.70	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418	$11.345
Value at end of period	$18.19	$16.70	$13.44	$17.381	$20.427	$22.887	$18.691	$14.418
Number of accumulation units outstanding at end of period	188,039	186,465	162,093	152,444	146,863	118,788	68,841	27,945

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during July 1998)								
Value at beginning of period	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	$9.946	
Value at end of period	$18.48	$16.09	$12.33	$14.242	$14.653	$12.403	$10.872	
Number of accumulation units outstanding at end of period	104,261	87,243	66,409	42,162	22,440	3,733	203	
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$12.02	$8.96	$10.481	$10.391	$9.604	$8.800	$9.775	
Value at end of period	$14.45	$12.02	$8.96	$10.481	$10.391	$9.604	$8.800	
Number of accumulation units outstanding at end of period	68,874	51,117	34,822	18,943	7,534	1,705	598	
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$17.80	$17.00	$15.926	$14.868	$13.764	$14.076	$13.213	$12.302
Value at end of period	$18.39	$17.80	$17.00	$15.926	$14.868	$13.764	$14.076	$13.213
Number of accumulation units outstanding at end of period	182,278	187,469	193,755	176,720	155,214	186,303	199,388	215,650
ING VP INTERNATIONAL EQUITY PORTFOLIO								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$8.04	$6.18	$8.553	$11.407	$14.532	$9.748	$9.737	
Value at end of period	$9.28	$8.04	$6.18	$8.553	$11.407	$14.532	$9.748	
Number of accumulation units outstanding at end of period	13,836	11,565	10,022	8,304	9,524	4,118	1,095	
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.17	$7.95	$8.31					
Value at end of period	$11.76	$10.17	$7.95					
Number of accumulation units outstanding at end of period	12,453	7,503	224					
ING VP MAGNACAP PORTFOLIO								
(Funds were first received in this option during April 2004)								
Value at beginning of period	$8.96							
Value at end of period	$9.45							
Number of accumulation units outstanding at end of period	240							
ING VP MIDCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during January 2003)								
Value at beginning of period	$9.28	$6.96						
Value at end of period	$10.19	$9.28						
Number of accumulation units outstanding at end of period	6,239	6,146						
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$13.70	$13.78	$13.765	$13.445	$12.829	$12.393	$11.929	$11.592
Value at end of period	$13.64	$13.70	$13.78	$13.765	$13.445	$12.829	$12.393	$11.929
Number of accumulation units outstanding at end of period	114,605	120,949	194,182	171,507	131,198	136,761	123,429	176,703

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$16.53	$12.86	$13.331	$16.099	$13.805	$12.283	$15.512	$13.756
Value at end of period	$18.35	$16.53	$12.86	$13.331	$16.099	$13.805	$12.283	$15.512
Number of accumulation units outstanding at end of period	6,013	4,148	5,191	4,743	5,288	10,231	14,342	26,426
ING VP REAL ESTATE PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$11.39							
Value at end of period	$13.86							
Number of accumulation units outstanding at end of period	2,647							
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during December 1997)								
Value at beginning of period	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.629	$13.629
Value at end of period	$21.75	$19.30	$14.25	$18.845	$18.396	$17.497	$13.574	$13.629
Number of accumulation units outstanding at end of period	58,199	63,826	54,716	44,050	40,696	18,033	21,070	82
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$6.78	$4.96	$5.84					
Value at end of period	$7.36	$6.78	$4.96					
Number of accumulation units outstanding at end of period	8,596	10,397	70					
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$15.54	$13.20	$14.814	$16.170	$16.346	$15.055	$14.430	$12.449
Value at end of period	$16.87	$15.54	$13.20	$14.814	$16.170	$16.346	$15.055	$14.430
Number of accumulation units outstanding at end of period	39,291	35,932	32,472	34,726	32,973	32,067	32,997	26,483
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$15.81	$12.91	$15.194	$17.437	$17.818	$15.818	$15.394	$13.020
Value at end of period	$17.45	$15.81	$12.91	$15.194	$17.437	$17.818	$15.818	$15.394
Number of accumulation units outstanding at end of period	37,623	40,616	39,075	36,845	37,681	40,362	38,620	29,840
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$15.68	$14.00	$14.862	$15.454	$14.967	$14.187	$13.467	$11.873
Value at end of period	$16.68	$15.68	$14.00	$14.862	$15.454	$14.967	$14.187	$13.467
Number of accumulation units outstanding at end of period	17,194	18,307	18,117	19,581	17,583	23,515	32,088	14,817
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during May 1998)								
Value at beginning of period	$16.27	$13.25	$18.172	$20.412	$15.960	$13.237	$13.237	
Value at end of period	$17.65	$16.27	$13.25	$18.172	$20.412	$18.801	$15.960	$13.237
Number of accumulation units outstanding at end of period	33,790	35,769	31,865	23,922	12,929	12,803	15,870	84

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$23.17	$20.63	$22.379	$23.841	$24.752	$19.822	$14.984	$12.760
Value at end of period	$24.77	$23.17	$20.63	$22.379	$23.841	$24.752	$19.822	$14.984
Number of accumulation units outstanding at end of period	135,066	136,615	170,122	154,837	149,659	84,774	53,980	19,967
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$19.56	$18.66	$17.147	$16.157	$15.434	$15.420	$14.347	$13.025
Value at end of period	$20.03	$19.56	$18.66	$17.147	$16.157	$15.434	$15.420	$14.347
Number of accumulation units outstanding at end of period	33,592	44,752	49,317	25,090	14,367	13,514	14,524	8,189
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$17.10	$13.18	$18.202	$24.552	$29.166	$20.562	$15.386	$12.975
Value at end of period	$17.61	$17.10	$13.18	$18.202	$24.552	$29.166	$20.562	$15.386
Number of accumulation units outstanding at end of period	108,343	109,008	108,558	129,065	127,708	96,294	56,525	53,182
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$17.53	$13.17	$18.557	$31.115	$46.323	$20.861	$15.773	$12.594
Value at end of period	$20.86	$17.53	$13.17	$18.557	$31.115	$46.323	$20.861	$15.773
Number of accumulation units outstanding at end of period	209,514	225,238	228,222	235,034	230,521	175,442	100,075	85,304
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during April 1997)								
Value at beginning of period	$19.54	$16.00	$21.796	$28.529	$34.339	$21.196	$16.689	$14.439
Value at end of period	$20.17	$19.54	$16.00	$21.796	$28.529	$34.339	$21.196	$16.689
Number of accumulation units outstanding at end of period	197,373	225,471	225,378	248,276	259,044	215,248	182,951	168,191
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$10.10	$7.83	$9.06					
Value at end of period	$11.21	$10.10	$7.83					
Number of accumulation units outstanding at end of period	77,390	39,265	6,513					
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.19	$8.29	$9.65					
Value at end of period	$12.45	$10.19	$8.29					
Number of accumulation units outstanding at end of period	45,281	19,300	4,669					
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.31							
Value at end of period	$11.30							
Number of accumulation units outstanding at end of period	473							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$20.88							
Value at end of period	$28.48							
Number of accumulation units outstanding at end of period	7,721							
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during June 1998)								
Value at beginning of period	$15.14	$10.74	$14.007	$16.166	$15.615	$10.001	$9.728	
Value at end of period	$17.17	$15.14	$10.74	$14.007	$16.166	$15.615	$10.001	
Number of accumulation units outstanding at end of period	143,312	101,424	63,955	38,712	23,682	7,932	152	
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during November 1998)								
Value at beginning of period	$12.86	$11.06	$10.449	$10.117	$10.006	$9.878	$9.666	
Value at end of period	$13.77	$12.86	$11.06	$10.449	$10.117	$10.006	$9.878	
Number of accumulation units outstanding at end of period	24,376	18,171	3,630	2,600	1,311	234	11	
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.52							
Value at end of period	$10.45							
Number of accumulation units outstanding at end of period	3,351							
PIMCO VIT REAL RETURN PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.24							
Value at end of period	$10.76							
Number of accumulation units outstanding at end of period	13,498							
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during June 2002)								
Value at beginning of period	$9.61	$7.96	$8.90					
Value at end of period	$11.02	$9.61	$7.96					
Number of accumulation units outstanding at end of period	7,665	2,457	378					
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during August 2002)								
Value at beginning of period	$9.15	$7.51	$7.96					
Value at end of period	$10.03	$9.15	$7.51					
Number of accumulation units outstanding at end of period	3,273	165	20					
PIONEER HIGH YIELD VCT PORTFOLIO								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.93							
Value at end of period	$10.63							
Number of accumulation units outstanding at end of period	4,159							

CFI - 268

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
PIONEER MID CAP VALUE VCT PORTOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$11.79	$8.70	$10.36					
Value at end of period	$14.18	$11.79	$8.70					
Number of accumulation units outstanding at end of period	37,673	7,037	1,529					
TEMPLETON GLOBAL BOND FUND								
(Funds were first received in this option during June 2004)								
Value at beginning of period	$10.10							
Value at end of period	$11.59							
Number of accumulation units outstanding at end of period	5,198							
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$9.78							
Value at end of period	$10.80							
Number of accumulation units outstanding at end of period	17,915							
WANGER SELECT								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.90							
Value at end of period	$11.39							
Number of accumulation units outstanding at end of period	1,901							
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$9.90							
Value at end of period	$11.55							
Number of accumulation units outstanding at end of period	744							
WASHINGTON MUTUAL INVESTORS FUND^SM								
(Funds were first received in this option during May 2004)								
Value at beginning of period	$9.83							
Value at end of period	$10.80							
Number of accumulation units outstanding at end of period	17,631							

CONDENSED FINANCIAL INFORMATION

TABLE XXX
FOR CONTRACTS CONTAINING LIMITS ON FEES ISSUED UNDER 403(b) PLANS
AND DEFERRED COMPENSATION PLANS
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997
AIM V.I. CAPITAL APPRECIATION FUND								
(Funds were first received in this option during July 1999)								
Value at beginning of period	$8.76	$6.85	$9.172	$12.106	$13.759	$10.649		
Value at end of period	$9.23	$8.76	$6.85	$9.172	$12.106	$13.759		
Number of accumulation units outstanding at end of period	939	817	715	3,533	3,771	2,465		
AIM V.I. CORE EQUITY FUND								
(Funds were first received in this option during September 1999)								
Value at beginning of period	$7.72	$6.28	$7.537	$9.891	$11.721	$9.763		
Value at end of period	$8.31	$7.72	$6.28	$7.537	$9.891	$11.721		
Number of accumulation units outstanding at end of period	2,774	6,715	6,973	12,096	13,778	4,408		
AIM V.I. GROWTH FUND								
(Funds were first received in this option during March 2000)								
Value at beginning of period	$5.47	$4.22	$6.190	$9.481	$14.498			
Value at end of period	$5.85	$5.47	$4.22	$6.190	$9.481			
Number of accumulation units outstanding at end of period	3,351	8,544	8,212	7,892	7,621			
AIM V.I. PREMIER EQUITY FUND								
(Funds were first received in this option during May 1999)								
Value at beginning of period	$7.13	$5.77	$8.378	$9.703	$11.511	$9.778		
Value at end of period	$7.45	$7.13	$5.77	$8.378	$9.703	$11.511		
Number of accumulation units outstanding at end of period	3,890	22,162	22,827	22,233	24,288	27,063		
CALVERT SOCIAL BALANCED PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$20.41	$17.32	$19.962	$21.722	$22.705	$20.485	$17.840	$16.178
Value at end of period	$21.82	$20.41	$17.32	$19.962	$21.722	$22.05	$20.485	$17.840
Number of accumulation units outstanding at end of period	701	718	792	803	969	1,312	3,612	3,576
EUROPACIFIC GROWTH FUND®								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$10.97							
Value at end of period	$11.47							
Number of accumulation units outstanding at end of period	5,731							
EVERGREEN SPECIAL VALUES FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$16.39							
Value at end of period	$18.19							
Number of accumulation units outstanding at end of period	1,248							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
FIDELITY® VIP CONTRAFUND® PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$21.83	$17.21	$19.223	$22.182	$24.053	$19.601	$15.270	$13.443
Value at end of period	$24.90	$21.83	$17.21	$19.223	$22.182	$24.053	$19.601	$15.270
Number of accumulation units outstanding at end of period	25,722	26,962	22,723	15,976	34,734	35,985	31,455	29,35
FIDELITY® VIP EQUITY-INCOME PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$19.45	$15.11	$18.426	$19.632	$18.334	$17.459	$15.837	$14.065
Value at end of period	$21.43	$19.45	$15.11	$18.426	$19.632	$18.334	$17.459	$15.837
Number of accumulation units outstanding at end of period	13,040	17,326	20,155	10,111	33,029	31,846	44,812	49,884
FIDELITY® VIP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904	$12.498
Value at end of period	$17.19	$16.83	$12.83	$18.588	$22.858	$25.999	$19.155	$13.904
Number of accumulation units outstanding at end of period	13,944	29,175	44,288	47,724	62,729	60,970	41,575	31,477
FIDELITY® VIP OVERSEAS PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$13.34	$9.42	$11.968	$15.374	$19.243	$13.662	$12.269	$12.518
Value at end of period	$14.97	$13.34	$9.42	$11.968	$15.374	$19.243	$13.662	$12.269
Number of accumulation units outstanding at end of period	6,644	4,453	1,125	1,364	2,771	1,456	1,816	1,206
FRANKLIN SMALL CAP VALUE SECURITIES FUND								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$12.33							
Value at end of period	$14.71							
Number of accumulation units outstanding at end of period	4,340							
ING AMERICAN CENTURY SELECT PORTFOLIO								
(Funds were first received in this option during September 2003)								
Value at beginning of period	$8.62	$8.12						
Value at end of period	$8.93	$8.62						
Number of accumulation units outstanding at end of period	0	3,316						
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO								
(Funds were first received in this option during October 2003)								
Value at beginning of period	$10.81	$10.08						
Value at end of period	$12.96	$10.81						
Number of accumulation units outstanding at end of period	4,015	1,910						
ING BARON SMALL CAP GROWTH PORTFOLIO								
(Funds were first received in this option during October 2003)								
Value at beginning of period	$11.45	$10.62						
Value at end of period	$14.47	$11.45						
Number of accumulation units outstanding at end of period	2,517	1,067						

CFI - 271

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING FUNDAMENTAL RESEARCH PORTFOLIO								
(Funds were first received in this option during October 2003)								
Value at beginning of period	$7.80	$7.19						
Value at end of period	$8.47	$7.80						
Number of accumulation units outstanding at end of period	793	1,096						
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$18.52	$14.49	$17.910	$24.820	$31.255	$19.978	$16.986	$16.776
Value at end of period	$21.75	$18.52	$14.49	$17.910	$24.820	$31.255	$19.978	$16.986
Number of accumulation units outstanding at end of period	747	936	820	1,569	4,115	6,428	3,855	6,970
ING JPMORGAN MID CAP VALUE PORTFOLIO								
(Funds were first received in this option during September 2003)								
Value at beginning of period	$11.78	$10.85						
Value at end of period	$14.02	$11.78						
Number of accumulation units outstanding at end of period	3,911	2,454						
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$21.41	$16.93	$24.548	$33.037	$35.480	$24.145	$19.291	$19.016
Value at end of period	$23.87	$21.41	$16.93	$24.548	$33.037	$35.480	$24.145	$19.291
Number of accumulation units outstanding at end of period	4,325	2,168	2,694	4,222	9,109	8,425	5,460	7,188
ING MFS TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during October 2003)								
Value at beginning of period	$11.29	$10.79						
Value at end of period	$12.39	$11.29						
Number of accumulation units outstanding at end of period	9,262	12,943						
ING OPCAP BALANCED VALUE PORTFOLIO								
(Funds were first received in this option during September 2003)								
Value at beginning of period	$12.39	$11.58						
Value at end of period	$13.50	$12.39						
Number of accumulation units outstanding at end of period	5,204	4,710						
ING OPPENHEIMER GLOBAL PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$11.91							
Value at end of period	$12.30							
Number of accumulation units outstanding at end of period	1,804							
ING PIMCO TOTAL RETURN PORTFOLIO								
(Funds were first received in this option during November 2002)								
Value at beginning of period	$11.01	$10.72	$10.57					
Value at end of period	$11.35	$11.01	$10.72					
Number of accumulation units outstanding at end of period	2,755	3,555	1,114					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$12.90	$9.45	$14.795	$20.033	$28.481	$19.114	$14.927	$15.114
Value at end of period	$13.98	$12.90	$9.45	$14.795	$20.033	$28.481	$19.114	$14.927
Number of accumulation units outstanding at end of period	8,385	16,316	10,029	12,608	14,666	14,236	40,140	56,819
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO								
(Funds were first received in this option during August 2003)								
Value at beginning of period	$16.53	$14.68						
Value at end of period	$17.70	$16.53						
Number of accumulation units outstanding at end of period	2,518	3,088						
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO								
(Funds were first received in this option during March 2004)								
Value at beginning of period	$12.31							
Value at end of period	$13.81							
Number of accumulation units outstanding at end of period	10,506							
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 2003)								
Value at beginning of period	$7.17	$5.90						
Value at end of period	$7.68	$7.17						
Number of accumulation units outstanding at end of period	0	5,877						
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400	$14.112
Value at end of period	$20.42	$18.80	$14.54	$19.189	$21.643	$21.922	$18.146	$14.400
Number of accumulation units outstanding at end of period	18,169	24,998	18,710	17,503	20,218	24,825	29,384	24,650
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$13.85	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795	$14.067
Value at end of period	$15.69	$13.85	$11.22	$15.129	$19.365	$20.527	$16.758	$13.795
Number of accumulation units outstanding at end of period	83,121	93,468	90,559	99,038	101,085	64,138	56,680	55,233
ING VAN KAMPEN COMSTOCK PORTFOLIO								
(Funds were first received in this option during July 2002)								
Value at beginning of period	$10.64	$8.31	$7.79					
Value at end of period	$12.26	$10.64	$8.31					
Number of accumulation units outstanding at end of period	9,860	4,429	2,891					
ING VP BALANCED PORTFOLIO, INC.								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$23.93	$20.34	$22.902	$24.150	$24.529	$21.808	$18.837	$16.739
Value at end of period	$25.93	$23.93	$20.34	$22.902	$24.150	$24.529	$21.808	$18.837
Number of accumulation units outstanding at end of period	182,702	205,420	239,236	266,176	291,348	343,842	429,954	454,232

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO								
(Funds were first received in this option during May 2000)								
Value at beginning of period	$3.73	$2.59	$4.454	$5.841	$9.365			
Value at end of period	$3.65	$3.73	$2.59	$4.454	$5.841			
Number of accumulation units outstanding at end of period	6,079	13,255	6,770	24,538	22,438			
ING VP GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$19.33	$15.49	$20.855	$25.817	$29.287	$25.193	$22.226	$19.673
Value at end of period	$20.74	$19.33	$15.49	$20.855	$25.817	$29.287	$25.193	$22.226
Number of accumulation units outstanding at end of period	2,484,960	2,901,193	3,285,323	3,760,768	4,335,996	4,958,303	5,670,691	6,093,102
ING VP GROWTH PORTFOLIO								
(Funds were first received in this option during December 1997)								
Value at beginning of period	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173	$12.615
Value at end of period	$14.30	$13.51	$10.49	$14.953	$20.761	$23.875	$17.912	$13.173
Number of accumulation units outstanding at end of period	10,746	31,187	37,975	50,160	55,705	48,373	25,257	1,565
ING VP INDEX PLUS LARGECAP PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$17.09	$13.71	$17.668	$20.692	$23.103	$18.802	$14.452	$12.748
Value at end of period	$18.68	$17.09	$13.71	$17.668	$20.692	$23.103	$18.802	$14.452
Number of accumulation units outstanding at end of period	79,076	70,966	70,072	70,818	90,741	80,552	48,459	13,748
ING VP INDEX PLUS MIDCAP PORTFOLIO								
(Funds were first received in this option during February 2000)								
Value at beginning of period	$16.32	$12.48	$14.374	$14.751	$12.475			
Value at end of period	$18.79	$16.32	$12.48	$14.374	$14.751			
Number of accumulation units outstanding at end of period	21,963	16,748	14,861	7,620	6,140			
ING VP INDEX PLUS SMALLCAP PORTFOLIO								
(Funds were first received in this option during October 1998)								
Value at beginning of period	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815	$6.682	
Value at end of period	$14.70	$12.19	$9.07	$10.579	$10.461	$9.645	$8.815	
Number of accumulation units outstanding at end of period	20,764	12,551	12,354	12,866	66	722	748	
ING VP INTERMEDIATE BOND PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$18.28	$17.39	$16.226	$15.087	$13.912	$14.171	$13.249	$12.629
Value at end of period	$18.96	$18.28	$17.39	$16.226	$15.087	$13.912	$14.171	$13.249
Number of accumulation units outstanding at end of period	202,445	208,942	243,240	259,850	264,385	347,131	421,225	453,723
ING VP INTERNATIONAL VALUE PORTFOLIO								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$11.43							
Value at end of period	$11.87							
Number of accumulation units outstanding at end of period	2,462							

	2004	2003	2002	2001	2000	1999	1998	1997
ING VP MONEY MARKET PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$13.93	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951	$11.674
Value at end of period	$13.90	$13.93	$13.98	$13.929	$13.571	$12.917	$12.447	$11.951
Number of accumulation units outstanding at end of period	206,475	254,937	317,922	391,787	442,560	515,621	553,915	591,901
ING VP NATURAL RESOURCES TRUST								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.81	$13.04	$13.490	$16.250	$13.900	$12.336	$15.541	$15.221
Value at end of period	$18.71	$16.81	$13.04	$13.490	$16.250	$13.900	$12.336	$15.541
Number of accumulation units outstanding at end of period	1,133	718	718	718	877	900	745	8,053
ING VP SMALL COMPANY PORTFOLIO								
(Funds were first received in this option during November 1997)								
Value at beginning of period	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654	$13.092
Value at end of period	$22.17	$19.63	$14.46	$19.070	$18.568	$17.617	$13.633	$13.654
Number of accumulation units outstanding at end of period	8,472	10,494	10,407	10,912	9,443	7,350	4,297	1,779
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO								
(Funds were first received in this option during September 2003)								
Value at beginning of period	$6.82	$6.54						
Value at end of period	$6.52	$6.82						
Number of accumulation units outstanding at end of period	0	2,169						
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.17	$13.66	$15.232	$16.526	$16.607	$15.204	$14.485	$13.199
Value at end of period	$17.66	$16.17	$13.66	$15.232	$16.526	$16.607	$15.204	$14.485
Number of accumulation units outstanding at end of period	10,244	10,242	25,171	28,422	37,614	47,768	50,297	50,297
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.45	$13.35	$15.622	$17.821	$18.102	$15.974	$15.453	$13.971
Value at end of period	$18.26	$16.45	$13.35	$15.622	$17.821	$18.102	$15.974	$15.453
Number of accumulation units outstanding at end of period	683	683	1,085	1,133	1,660	7,679	9,888	10,257
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$16.32	$14.49	$15.281	$15.795	$15.206	$14.327	$13.518	$12.496
Value at end of period	$17.46	$16.32	$14.49	$15.281	$15.795	$15.206	$14.327	$13.518
Number of accumulation units outstanding at end of period	13,824	16,709	18,001	19,598	20,947	22,033	10,684	16,060
ING VP VALUE OPPORTUNITY PORTFOLIO								
(Funds were first received in this option during January 1998)								
Value at beginning of period	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	$12.899	
Value at end of period	$18.00	$16.54	$13.44	$18.388	$20.602	$18.930	$16.030	
Number of accumulation units outstanding at end of period	9,238	13,046	20,736	18,333	8,383	10,011	5,261	

	2004	2003	2002	2001	2000	1999	1998	1997
JANUS ASPEN BALANCED PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$23.57	$20.92	$22.646	$24.064	$24.922	$19.908	$15.012	$13.573
Value at end of period	$25.26	$23.57	$20.92	$22.646	$24.064	$24.922	$19.908	$15.012
Number of accumulation units outstanding at end of period	5,993	15,246	19,824	27,093	41,858	43,805	23,035	8,663
JANUS ASPEN FLEXIBLE BOND PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$19.89	$18.93	$17.351	$16.308	$15.540	$15.487	$14.373	$13.448
Value at end of period	$20.42	$19.89	$18.93	$17.351	$16.308	$15.540	$15.487	$14.373
Number of accumulation units outstanding at end of period	2,897	4,073	3,793	1,231	493	6,227	9,337	323
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414	$13.985
Value at end of period	$17.95	$17.39	$13.37	$18.419	$24.782	$29.366	$20.651	$15.414
Number of accumulation units outstanding at end of period	13,947	17,897	26,043	37,111	48,284	28,974	7,088	6,389
JANUS ASPEN MID CAP GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$17.83	$13.36	$18.778	$31.406	$46.640	$20.951	$15.801	$14.156
Value at end of period	$21.26	$17.83	$13.36	$18.778	$31.406	$46.640	$20.951	$15.801
Number of accumulation units outstanding at end of period	27,191	45,263	46,615	53,202	74,586	63,769	32,182	26,177
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO								
(Funds were first received in this option during June 1997)								
Value at beginning of period	$19.87	$16.23	$22.056	$28.796	$34.574	$21.288	$16.720	$15.828
Value at end of period	$20.56	$19.87	$16.23	$22.056	$28.796	$34.574	$21.288	$16.720
Number of accumulation units outstanding at end of period	36,361	55,481	61,469	63,484	101,799	84,796	67,482	63,534
LORD ABBETT SERIES FUND – GROWTH AND INCOME PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$10.16	$7.85	$9.53					
Value at end of period	$11.31	$10.16	$7.85					
Number of accumulation units outstanding at end of period	18,851	10,786	964					
LORD ABBETT MID-CAP VALUE PORTFOLIO								
(Funds were first received in this option during October 2003)								
Value at beginning of period	$10.25	$9.48						
Value at end of period	$12.56	$10.25						
Number of accumulation units outstanding at end of period	3,638	2,029						
NEW PERSPECTIVE FUND®								
(Funds were first received in this option during December 2004)								
Value at beginning of period	$11.31							
Value at end of period	$11.34							
Number of accumulation units outstanding at end of period	14							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
OPPENHEIMER DEVELOPING MARKETS FUND								
(Funds were first received in this option during October 2004)								
Value at beginning of period	$24.44							
Value at end of period	$28.79							
Number of accumulation units outstanding at end of period	2,971							
OPPENHEIMER GLOBAL SECURITIES FUND/VA								
(Funds were first received in this option during October 1998)								
Value at beginning of period	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018	$8.115	
Value at end of period	$18.07	$15.35	$10.87	$14.137	$16.275	$15.681	$10.018	
Number of accumulation units outstanding at end of period	29,012	15,460	9,482	9,583	14,615	6,425	2,465	
OPPENHEIMER STRATEGIC BOND FUND/VA								
(Funds were first received in this option during March 2001)								
Value at beginning of period	$13.05	$11.19	$10.545	$10.549				
Value at end of period	$14.00	$13.05	$11.19	$10.545				
Number of accumulation units outstanding at end of period	4,063	1,885	272	272				
PAX WORLD BALANCED FUND, INC.								
(Funds were first received in this option during September 2004)								
Value at beginning of period	$9.64							
Value at end of period	$10.56							
Number of accumulation units outstanding at end of period	2,773							
PIONEER FUND VCT PORTFOLIO								
(Funds were first received in this option during January 2004)								
Value at beginning of period	$9.39							
Value at end of period	$10.12							
Number of accumulation units outstanding at end of period	886							
PIONEER EQUITY INCOME VCT PORTFOLIO								
(Funds were first received in this option during May 2002)								
Value at beginning of period	$9.67	$7.99	$9.64					
Value at end of period	$11.13	$9.67	$7.99					
Number of accumulation units outstanding at end of period	0	1,073	952					
PIONEER MID CAP VALUE VCT PORTFOLIO								
(Funds were first received in this option during September 2003)								
Value at beginning of period	$11.86	$10.37						
Value at end of period	$14.30	$11.86						
Number of accumulation units outstanding at end of period	2,026	5						
THE GROWTH FUND OF AMERICA®								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.07							
Value at end of period	$10.83							
Number of accumulation units outstanding at end of period	9,089							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997
WANGER SELECT								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$11.07							
Value at end of period	$11.43							
Number of accumulation units outstanding at end of period	467							
WANGER U.S. SMALLER COMPANIES								
(Funds were first received in this option during November 2004)								
Value at beginning of period	$11.26							
Value at end of period	$11.59							
Number of accumulation units outstanding at end of period	355							
WASHINGTON MUTUAL INVESTORS FUND^{SM}								
(Funds were first received in this option during July 2004)								
Value at beginning of period	$10.11							
Value at end of period	$10.83							
Number of accumulation units outstanding at end of period	8,340							

CONDENSED FINANCIAL INFORMATION

TABLE XXXI
FOR DEFERRED COMPENSATION CONTRACTS WITH DIFFERING
TOTAL SEPARATE ACCOUNT CHARGES
(0.60% for funds with an (*) and 0.75% for all other funds)
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$8.90	$6.93	$9.225	$12.115	$15.281
Value at end of period	$9.42	$8.90	$6.93	$9.225	$12.115
Number of accumulation units outstanding at end of period	16,698	17,453	16,770	16,204	17,938
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$7.84	$6.35	$7.581	$9.898	$11.715
Value at end of period	$8.48	$7.84	$6.35	$7.581	$9.898
Number of accumulation units outstanding at end of period	24,108	21,935	$17,351	14,348	27,070
AIM V.I. GROWTH FUND					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$5.56	$4.27	$6.226	$9.489	$12.051
Value at end of period	$5.97	$5.56	$4.27	$6.226	$9.489
Number of accumulation units outstanding at end of period	14,649	12,573	11,394	11,788	16,053
AIM V.I. PREMIER EQUITY FUND					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$7.24	$5.83	$8.427	$9.711	$10.611
Value at end of period	$7.60	$7.24	$5.83	$8.427	$9.711
Number of accumulation units outstanding at end of period	8,399	9,243	7,551	5,139	2,804
CALVERT SOCIAL BALANCED PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$20.74	$17.51	$20.087	$21.748	$23.113
Value at end of period	$22.29	$20.74	$17.51	$20.087	$21.748
Number of accumulation units outstanding at end of period	5,606	5,754	5,368	5,567	5,528
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$22.19	$17.40	$19.343	$22.209	$23.513
Value at end of period	$25.43	$22.19	$17.40	$19.343	$22.209
Number of accumulation units outstanding at end of period	114,122	94,145	84,274	71,481	77,274
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$19.77	$15.28	$18.541	$19.655	$19.049
Value at end of period	$21.88	$19.77	$15.28	$18.541	$19.655
Number of accumulation units outstanding at end of period	57,825	51,439	43,381	37,991	33,297

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$17.11	$12.98	$18.704	$22.885	$25.914
Value at end of period	$17.55	$17.11	$12.98	$18.704	$22.885
Number of accumulation units outstanding at end of period	200,573	213,268	182,127	179,206	183,299
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$13.56	$9.53	$12.043	$15.392	$16.962
Value at end of period	$15.29	$13.56	$9.53	$12.043	$15.392
Number of accumulation units outstanding at end of period	35,157	20,647	13,839	9,165	8,637
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$12.18	$9.29	$11.57		
Value at end of period	$14.96	$12.18	$9.29		
Number of accumulation units outstanding at end of period	26,961	5,325	2,863		
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$12.86	$10.34			
Value at end of period	$14.05	$12.86			
Number of accumulation units outstanding at end of period	2,086	1,205			
ING AMERICAN CENTURY SELECT PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$8.71	$6.53	$8.19		
Value at end of period	$9.05	$8.71	$6.53		
Number of accumulation units outstanding at end of period	841	1,383	28		
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO					
(Funds were first received in this option during October 2002)					
Value at beginning of period	$10.91	$8.11	$7.78		
Value at end of period	$13.13	$10.91	$8.11		
Number of accumulation units outstanding at end of period	7,023	2,516	259		
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2002)					
Value at beginning of period	$11.54	$8.72	$8.75		
Value at end of period	$14.66	$11.54	$8.72		
Number of accumulation units outstanding at end of period	15,872	2,591	79		
ING FUNDAMENTAL RESEARCH PORTFOLIO					
(Funds were first received in this option during July 2003)					
Value at beginning of period	$7.89	$7.17			
Value at end of period	$8.61	$7.89			
Number of accumulation units outstanding at end of period	1,051	141			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$10.20	$8.14			
Value at end of period	$11.00	$10.20			
Number of accumulation units outstanding at end of period	3,494	2,593			
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$18.83	$14.65	$18.021	$24.850	$25.595
Value at end of period	$22.22	$18.83	$14.65	$18.021	$24.850
Number of accumulation units outstanding at end of period	11,251	11,412	12,531	16,421	16,938
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during September 2002)					
Value at beginning of period	$11.87	$9.20	$9.12		
Value at end of period	$14.21	$11.87	$9.20		
Number of accumulation units outstanding at end of period	12,872	6,076	3,654		
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$21.76	$17.12	$24.702	$33.077	$37.485
Value at end of period	$24.38	$21.76	$17.12	$24.702	$33.077
Number of accumulation units outstanding at end of period	20,235	25,448	27,814	29,740	29,270
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during November 2003)					
Value at beginning of period	$11.33	$10.75			
Value at end of period	$12.49	$11.33			
Number of accumulation units outstanding at end of period	8,553	195			
ING OPCAP BALANCED VALUE PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$12.53	$9.68	$10.66		
Value at end of period	$13.71	$12.53	$9.68		
Number of accumulation units outstanding at end of period	54,210	20,141	30		
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during July 2002)					
Value at beginning of period	$10.92	$8.35	$8.76		
Value at end of period	$12.47	$10.92	$8.35		
Number of accumulation units outstanding at end of period	1,333	1,174	626		
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$11.10	$10.75	$10.11		
Value at end of period	$11.50	$11.10	$10.75		
Number of accumulation units outstanding at end of period	13,376	11,029	6,637		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$13.11	$9.56	$14.888	$20.057	$24.830
Value at end of period	$14.28	$13.11	$9.56	$14.888	$20.057
Number of accumulation units outstanding at end of period	91,393	92,957	87,612	88,671	93,440
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$16.71	$13.06			
Value at end of period	$17.98	$16.71			
Number of accumulation units outstanding at end of period	6,700	9,857			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2002)					
Value at beginning of period	$7.24	$5.05	$5.56		
Value at end of period	$7.80	$7.24	$5.05		
Number of accumulation units outstanding at end of period	17,456	20,464	256		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during December 2003)					
Value at beginning of period	$12.22	$11.61			
Value at end of period	$13.93	$12.22			
Number of accumulation units outstanding at end of period	8,541	35			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$19.10	$14.70	$19.309	$21.669	$23.370
Value at end of period	$20.86	$19.10	$14.70	$19.309	$21.669
Number of accumulation units outstanding at end of period	51,059	55,852	51,250	54,994	68,020
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$14.07	$11.35	$15.224	$19.388	$21.916
Value at end of period	$16.03	$14.07	$11.35	$15.224	$19.388
Number of accumulation units outstanding at end of period	28,335	29,398	32,917	34,516	35,218
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$10.73	$8.34	$9.66		
Value at end of period	$12.43	$10.73	$8.34		
Number of accumulation units outstanding at end of period	13,510	5,030	3,419		
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO					
(Funds were first received in this option during April 2003)					
Value at beginning of period	$29.91	$24.71			
Value at end of period	$32.84	$29.91			
Number of accumulation units outstanding at end of period	605	854			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VP BALANCED PORTFOLIO, INC.*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$24.05	$20.35	$22.825	$23.973	$24.797
Value at end of period	$26.15	$24.05	$20.35	$22.825	$23.973
Number of accumulation units outstanding at end of period	198,331	211,239	212,957	258,874	280,298
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$3.77	$2.61	$4.472	$5.840	$8.891
Value at end of period	$3.70	$3.77	$2.61	$4.472	$5.840
Number of accumulation units outstanding at end of period	75,162	113,617	72,429	44,852	25,944
ING VP GROWTH AND INCOME PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$19.42	$15.50	$20.786	$25.628	$28.038
Value at end of period	$20.93	$19.42	$15.50	$20.786	$25.628
Number of accumulation units outstanding at end of period	517,780	555,079	566,660	671,177	727,721
ING VP GROWTH PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$13.80	$10.65	$15.075	$20.793	$24.462
Value at end of period	$14.70	$13.80	$10.65	$15.075	$20.793
Number of accumulation units outstanding at end of period	59,365	65,888	63,907	63,366	80,897
ING VP INDEX PLUS LARGECAP PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$17.34	$13.83	$17.730	$20.650	$22.482
Value at end of period	$19.06	$17.34	$13.83	$17.730	$20.650
Number of accumulation units outstanding at end of period	133,996	120,188	112,773	105,875	110,804
ING VP INDEX PLUS MIDCAP PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$16.67	$12.66	$14.491	$14.774	$15.067
Value at end of period	$19.32	$16.67	$12.66	$14.491	$14.774
Number of accumulation units outstanding at end of period	98,233	82,714	69,506	41,097	23,200
ING VP INDEX PLUS SMALLCAP PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$12.45	$9.20	$10.665	$10.477	$10.027
Value at end of period	$15.11	$12.45	$9.20	$10.665	$10.477
Number of accumulation units outstanding at end of period	61,798	38,562	27,806	9,998	3,067
ING VP INTERMEDIATE BOND PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$18.49	$17.49	$16.246	$15.030	$14.385
Value at end of period	$19.27	$18.49	$17.49	$16.246	$15.030
Number of accumulation units outstanding at end of period	93,174	95,167	105,461	94,843	59,880

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VP INTERNATIONAL EQUITY PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$8.33	$6.34	$8.702	$11.501	$13.152
Value at end of period	$9.70	$8.33	$6.34	$8.702	$11.501
Number of accumulation units outstanding at end of period	12,019	10,559	8,977	6,894	4,906
ING VP INTERNATIONAL VALUE PORTFOLIO*					
(Funds were first received in this option during July 2002)					
Value at beginning of period	$10.38	$8.04	$9.42		
Value at end of period	$12.12	$10.38	$8.04		
Number of accumulation units outstanding at end of period	10,472	6,382	1,361		
ING VP MAGNACAP PORTFOLIO*					
(Funds were first received in this option during July 2002)					
Value at beginning of period	$8.93	$6.86	$7.15		
Value at end of period	$9.68	$8.93	$6.86		
Number of accumulation units outstanding at end of period	2,125	1,527	28		
ING VP MIDCAP OPPORTUNITIES PORTFOLIO*					
(Funds were first received in this option during July 2002)					
Value at beginning of period	$9.47	$6.97	$6.99		
Value at end of period	$10.50	$9.47	$6.97		
Number of accumulation units outstanding at end of period	4,922	2,901	44		
ING VP MONEY MARKET PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$14.23	$14.18	$14.042	$13.592	$13.398
Value at end of period	$14.29	$14.23	$14.18	$14.042	$13.592
Number of accumulation units outstanding at end of period	49,009	65,925	124,661	125,327	86,231
ING VP NATURAL RESOURCES TRUST*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$17.13	$13.20	$13.574	$16.269	$14.773
Value at end of period	$19.18	$17.13	$13.20	$13.574	$16.269
Number of accumulation units outstanding at end of period	4,020	1,382	1,394	4,187	4,181
ING VP SMALL COMPANY PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$20.05	$14.67	$19.224	$18.597	$19.585
Value at end of period	$22.79	$20.05	$14.67	$19.224	$18.597
Number of accumulation units outstanding at end of period	43,220	38,272	32,961	28,246	23,758
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO*					
(Funds were first received in this option during July 2002)					
Value at beginning of period	$6.92	$5.02	$6.32		
Value at end of period	$7.58	$6.92	$5.02		
Number of accumulation units outstanding at end of period	11,773	19,389	3,419		

	2004	2003	2002	2001	2000
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$16.14	$13.59	$15.113	$16.347	$16.707
Value at end of period	$17.68	$16.14	$13.59	$15.113	$16.347
Number of accumulation units outstanding at end of period	7,085	6,373	5,772	4,885	4,111
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$16.42	$13.29	$15.499	$17.628	$18.231
Value at end of period	$18.28	$16.42	$13.29	$15.499	$17.628
Number of accumulation units outstanding at end of period	13,800	12,205	10,298	9,107	7,890
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$16.28	$14.42	$15.161	$15.623	$15.609
Value at end of period	$17.48	$16.28	$14.42	$15.161	$15.623
Number of accumulation units outstanding at end of period	8,238	7,299	5,172	4,305	3,716
ING VP VALUE OPPORTUNITY PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$16.90	$13.64	$18.538	$20.634	$20.650
Value at end of period	$18.50	$16.90	$13.64	$18.538	$20.634
Number of accumulation units outstanding at end of period	31,548	28,633	24,214	21,307	17,416
JANUS ASPEN BALANCED PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$23.95	$21.16	$22.787	$24.093	$24.658
Value at end of period	$25.80	$23.95	$21.16	$22.787	$24.093
Number of accumulation units outstanding at end of period	177,087	182,293	165,061	147,461	143,009
JANUS ASPEN FLEXIBLE BOND PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$20.22	$19.14	$17.459	$16.328	$15.851
Value at end of period	$20.86	$20.22	$19.14	$17.459	$16.328
Number of accumulation units outstanding at end of period	19,215	19,421	26,445	16,605	7,489
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$17.68	$13.52	$18.534	$24.812	$29.874
Value at end of period	$18.34	$17.68	$13.52	$18.534	$24.812
Number of accumulation units outstanding at end of period	105,125	129,042	125,558	124,839	127,738
JANUS ASPEN MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$18.12	$13.52	$18.895	$31.443	$43.951
Value at end of period	$21.72	$18.12	$13.52	$18.895	$31.443
Number of accumulation units outstanding at end of period	267,173	285,860	269,126	276,563	312,954

	2004	2003	2002	2001	2000
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$20.19	$16.41	$22.193	$28.830	$33.364
Value at end of period	$21.00	$20.19	$16.41	$22.193	$28.830
Number of accumulation units outstanding at end of period	139,748	154,059	166,772	175,568	210,872
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$10.29	$7.91	$9.64		
Value at end of period	$11.50	$10.29	$7.91		
Number of accumulation units outstanding at end of period	75,691	28,022	3,329		
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$10.38	$8.38	$9.73		
Value at end of period	$12.78	$10.38	$8.38		
Number of accumulation units outstanding at end of period	36,588	13,734	1,646		
OPPENHEIMER GLOBAL SECURITIES FUND/VA					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$15.61	$10.99	$14.225	$16.294	$16.764
Value at end of period	$18.46	$15.61	$10.99	$14.225	$16.294
Number of accumulation units outstanding at end of period	90,544	57,639	32,198	25,718	16,614
OPPENHEIMER STRATEGIC BOND FUND/VA					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$13.26	$11.32	$10.611	$10.197	$10.237
Value at end of period	$14.30	$13.26	$11.32	$10.611	$10.197
Number of accumulation units outstanding at end of period	35,152	46,528	9,248	1,762	2,010
PIONEER EQUITY INCOME VCT PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$9.79	$8.05	$9.70		
Value at end of period	$11.31	$9.79	$8.05		
Number of accumulation units outstanding at end of period	15,538	9,226	2,591		
PIONEER FUND VCT PORTFOLIO					
(Funds were first received in this option during November 2003)					
Value at beginning of period	$9.32	$8.92			
Value at end of period	$10.29	$9.32			
Number of accumulation units outstanding at end of period	207	30			
PIONEER MID CAP VALUE VCT PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$12.00	$8.80	$9.93		
Value at end of period	$14.55	$12.00	$8.80		
Number of accumulation units outstanding at end of period	29,821	7,685	86		

TABLE XXXII
FOR DEFERRED COMPENSATION CONTRACTS WITH DIFFERING
TOTAL SEPARATE ACCOUNT CHARGES
(0.75% for funds with an (*) and 0.90% for all other funds)
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000
AIM V.I. CAPITAL APPRECIATION FUND					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$8.86	$6.90	$9.207	$12.110	$14.236
Value at end of period	$9.36	$8.86	$6.90	$9.207	$12.110
Number of accumulation units outstanding at end of period	3,280	4,297	4,711	2,546	660
AIM V.I. CORE EQUITY FUND					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$7.81	$6.33	$7.566	$9.894	$11.140
Value at end of period	$8.43	$7.81	$6.33	$7.566	$9.894
Number of accumulation units outstanding at end of period	17,356	22,411	20,464	24,172	8,540
AIM V.I. GROWTH FUND					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$5.53	$4.25	$6.214	$9.485	$11.267
Value at end of period	$5.93	$5.53	$4.25	$6.214	$9.485
Number of accumulation units outstanding at end of period	16,886	13,662	11,475	10,043	2,055
AIM V.I. PREMIER EQUITY FUND					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$7.21	$5.81	$8.411	$9.707	$10.085
Value at end of period	$7.55	$7.21	$5.81	$8.411	$9.707
Number of accumulation units outstanding at end of period	1,229	2,561	1,801	1,332	114
CALVERT SOCIAL BALANCED PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$20.64	$17.45	$20.048	$21.739	$22.610
Value at end of period	$22.14	$20.64	$17.45	$20.048	$21.739
Number of accumulation units outstanding at end of period	289	24	12	270	227
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$22.08	$17.34	$19.306	$22.199	$22.768
Value at end of period	$25.27	$22.08	$17.34	$19.306	$22.199
Number of accumulation units outstanding at end of period	17,373	12,064	10,018	11,888	7,666

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$19.67	$15.23	$18.505	$19.647	$18.652
Value at end of period	$21.74	$19.67	$15.23	$18.505	$19.647
Number of accumulation units outstanding at end of period	27,716	22,091	22,003	20,834	15,603
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$17.02	$12.93	$18.668	$22.876	$25.026
Value at end of period	$17.44	$17.02	$12.93	$18.668	$22.876
Number of accumulation units outstanding at end of period	44,951	44,850	41,677	42,755	23,381
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$13.49	$9.50	$12.020	$15.386	$16.449
Value at end of period	$15.19	$13.49	$9.50	$12.020	$15.386
Number of accumulation units outstanding at end of period	2,816	2,044	1,269	1,792	1,669
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$12.14	$9.27	$11.653		
Value at end of period	$14.89	$12.14	$9.27		
Number of accumulation units outstanding at end of period	22,676	11,150	11,800		
ING AMERICAN CENTURY SELECT PORTFOLIO					
(Funds were first received in this option during June 2003)					
Value at beginning of period	$8.68	$7.57			
Value at end of period	$9.01	$8.68			
Number of accumulation units outstanding at end of period	109	226			
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO					
(Funds were first received in this option during February 2003)					
Value at beginning of period	$10.88	$7.65			
Value at end of period	$13.08	$10.88			
Number of accumulation units outstanding at end of period	947	39			
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$12.82	$9.56			
Value at end of period	$13.99	$12.82			
Number of accumulation units outstanding at end of period	6,162	4,133			
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$11.51	$8.71	$10.00		
Value at end of period	$14.60	$11.51	$8.71		
Number of accumulation units outstanding at end of period	8,431	2,043	2,753		

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$18.73	$14.60	$17.987	$24.839	$25.253
Value at end of period	$22.07	$18.73	$14.60	$17.987	$24.839
Number of accumulation units outstanding at end of period	1,545	1,853	1,910	1,652	677
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during November 2002)					
Value at beginning of period	$11.84	$9.19	$9.08		
Value at end of period	$14.16	$11.84	$9.19		
Number of accumulation units outstanding at end of period	2,285	1,100	325		
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$21.66	$17.06	$24.654	$33.063	$36.090
Value at end of period	$24.23	$21.66	$17.06	$24.654	$33.063
Number of accumulation units outstanding at end of period	5,174	4,883	4,094	5,483	2,496
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during October 2003)					
Value at beginning of period	$11.31	$10.77			
Value at end of period	$12.46	$11.31			
Number of accumulation units outstanding at end of period	1,127	360			
ING OPCAP BALANCED VALUE PORTFOLIO					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$12.48	$9.57			
Value at end of period	$13.65	$12.48			
Number of accumulation units outstanding at end of period	2,619	2,094			
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during March 2003)					
Value at beginning of period	$10.89	$7.96			
Value at end of period	$12.42	$10.89			
Number of accumulation units outstanding at end of period	12	5			
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during August 2002)					
Value at beginning of period	$11.08	$10.74	$10.30		
Value at end of period	$11.45	$11.08	$10.74		
Number of accumulation units outstanding at end of period	8,977	9,292	15,165		
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$13.05	$9.53	$14.859	$20.048	$22.873
Value at end of period	$14.19	$13.05	$9.53	$14.859	$20.048
Number of accumulation units outstanding at end of period	17,716	20,703	17,102	16,554	6,332

	2004	2003	2002	2001	2000
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$16.65	$12.08			
Value at end of period	$17.90	$16.65			
Number of accumulation units outstanding at end of period	3,101	1,879			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$7.22	$5.04	$6.46		
Value at end of period	$7.77	$7.22	$5.04		
Number of accumulation units outstanding at end of period	4,390	2,662	14		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during September 2003)					
Value at beginning of period	$12.20	$11.11			
Value at end of period	$13.89	$12.20			
Number of accumulation units outstanding at end of period	2,336	478			
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$19.01	$14.65	$19.272	$21.660	$22.363
Value at end of period	$20.73	$19.01	$14.65	$19.272	$21.660
Number of accumulation units outstanding at end of period	27,981	25,227	23,979	26,494	14,653
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$14.01	$11.31	$15.194	$19.380	$21.170
Value at end of period	$15.93	$14.01	$11.31	$15.194	$19.380
Number of accumulation units outstanding at end of period	13,043	13,636	16,871	19,141	18,054
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during July 2003)					
Value at beginning of period	$10.70	$9.42			
Value at end of period	$12.38	$10.70			
Number of accumulation units outstanding at end of period	1,756	683			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO					
(Funds were first received in this option during March 2003)					
Value at beginning of period	$29.81	$22.32			
Value at end of period	$32.68	$29.81			
Number of accumulation units outstanding at end of period	46	46			
ING VP BALANCED PORTFOLIO, INC.*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$23.93	$20.28	$22.781	$23.962	$24.183
Value at end of period	$25.98	$23.93	$20.28	$22.781	$23.962
Number of accumulation units outstanding at end of period	20,569	18,318	23,517	27,462	16,891

CFI - 290

	2004	2003	2002	2001	2000
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$3.76	$2.60	$4.463	$5.837	$7.855
Value at end of period	$3.68	$3.76	$2.60	$4.463	$5.837
Number of accumulation units outstanding at end of period	23,077	16,270	17,726	6,339	381
ING VP GROWTH AND INCOME PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$19.33	$15.44	$20.745	$25.617	$26.982
Value at end of period	$20.79	$19.33	$15.44	$20.745	$25.617
Number of accumulation units outstanding at end of period	75,252	76,221	75,718	85,130	34,056
ING VP GROWTH PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$13.73	$10.61	$15.045	$20.784	$23.388
Value at end of period	$14.61	$13.73	$10.61	$15.045	$20.784
Number of accumulation units outstanding at end of period	17,836	18,942	15,097	13,348	2,394
ING VP INDEX PLUS LARGECAP PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$17.26	$13.78	$17.696	$20.641	$21.677
Value at end of period	$18.94	$17.26	$13.78	$17.696	$20.641
Number of accumulation units outstanding at end of period	31,598	22,932	17,334	24,497	7,168
ING VP INDEX PLUS MIDCAP PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$16.59	$12.62	$14.463	$14.768	$14.459
Value at end of period	$19.20	$16.59	$12.62	$14.463	$14.768
Number of accumulation units outstanding at end of period	32,925	21,077	18,917	13,046	3,480
ING VP INDEX PLUS SMALLCAP PORTFOLIO*					
(Funds were first received in this option during January 2001)					
Value at beginning of period	$12.39	$9.17	$10.644	$10.303	
Value at end of period	$15.01	$12.39	$9.17	$10.644	
Number of accumulation units outstanding at end of period	16,040	10,241	13,466	6,129	
ING VP INTERMEDIATE BOND PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$18.39	$17.43	$16.214	$15.023	$14.416
Value at end of period	$19.15	$18.39	$17.43	$16.214	$15.023
Number of accumulation units outstanding at end of period	31,228	23,127	23,432	46,817	4,465
ING VP INTERNATIONAL EQUITY PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$8.28	$6.32	$8.685	$11.496	$12.586
Value at end of period	$9.63	$8.28	$6.32	$8.685	$11.496
Number of accumulation units outstanding at end of period	382	1,198	303	290	2

	2004	2003	2002	2001	2000
ING VP INTERNATIONAL VALUE PORTFOLIO*					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$10.32	$8.02	$9.99		
Value at end of period	$12.01	$10.32	$8.02		
Number of accumulation units outstanding at end of period	2,899	175	15		
ING VP MAGNACAP PORTFOLIO*					
(Funds were first received in this option during January 2003)					
Value at beginning of period	$8.89	$6.73			
Value at end of period	$9.61	$8.89			
Number of accumulation units outstanding at end of period	106	58			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO*					
(Funds were first received in this option during March 2003)					
Value at beginning of period	$9.41	$6.58			
Value at end of period	$10.41	$9.41			
Number of accumulation units outstanding at end of period	1,494	665			
ING VP MONEY MARKET PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$14.16	$14.14	$14.015	$13.586	$13.409
Value at end of period	$14.20	$14.16	$14.14	$14.015	$13.586
Number of accumulation units outstanding at end of period	39,610	32,059	38,273	37,077	27,084
ING VP NATURAL RESOURCES TRUST*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$17.00	$13.15	$13.548	$16.262	$15.024
Value at end of period	$18.99	$17.00	$13.15	$13.548	$16.262
Number of accumulation units outstanding at end of period	617	643	927	1,208	823
ING VP SMALL COMPANY PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$19.95	$14.62	$19.187	$18.589	$18.318
Value at end of period	$22.65	$19.95	$14.62	$19.187	$18.589
Number of accumulation units outstanding at end of period	10,561	12,997	11,323	9,990	2,705
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO*					
(Funds were first received in this option during December 2002)					
Value at beginning of period	$6.88	$5.01	$5.69		
Value at end of period	$7.51	$6.88	$5.01		
Number of accumulation units outstanding at end of period	1,234	359	269		
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period			$15.083	$16.340	$16.294
Value at end of period			$15.46	$15.083	$16.340
Number of accumulation units outstanding at end of period			0	361	304

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$16.34	$13.24	$15.469	$17.620	$17.673
Value at end of period	$18.17	$16.34	$13.24	$15.469	$17.620
Number of accumulation units outstanding at end of period	320	494	409	628	663
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$16.20	$14.37	$15.131	$15.616	$15.374
Value at end of period	$17.37	$16.20	$14.37	$15.131	$15.616
Number of accumulation units outstanding at end of period	685	499	319	527	966
ING VP VALUE OPPORTUNITY PORTFOLIO*					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$16.81	$13.60	$18.502	$20.625	$20.538
Value at end of period	$18.38	$16.81	$13.60	$18.502	$20.625
Number of accumulation units outstanding at end of period	8,121	7,177	8,415	8,353	591
JANUS ASPEN BALANCED PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$23.83	$21.09	$22.743	$24.083	$24.180
Value at end of period	$25.63	$23.83	$21.09	$22.743	$24.083
Number of accumulation units outstanding at end of period	24,727	20,891	16,895	22,726	6,885
JANUS ASPEN FLEXIBLE BOND PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$20.12	$19.08	$17.425	$16.321	$15.890
Value at end of period	$20.73	$20.12	$19.08	$17.425	$16.321
Number of accumulation units outstanding at end of period	10,197	10,529	7,774	7,647	1,366
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$17.59	$13.47	$18.498	$24.801	$28.180
Value at end of period	$18.22	$17.59	$13.47	$18.498	$24.801
Number of accumulation units outstanding at end of period	22,146	23,826	21,567	22,400	12,973
JANUS ASPEN MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$18.03	$13.47	$18.859	$31.430	$40.992
Value at end of period	$21.58	$18.03	$13.47	$18.859	$31.430
Number of accumulation units outstanding at end of period	76,242	83,227	76,191	75,023	30,076
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$20.10	$16.35	$22.151	$28.818	$32.009
Value at end of period	$20.87	$20.10	$16.35	$22.151	$28.818
Number of accumulation units outstanding at end of period	48,080	58,239	52,902	60,851	24,037

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during July 2002)					
Value at beginning of period	$10.25	$7.89	$8.61		
Value at end of period	$11.44	$10.25	$7.89		
Number of accumulation units outstanding at end of period	11,721	2,908	2,135		
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO					
(Funds were first received in this option during June 2002)					
Value at beginning of period	$10.34	$8.36	$9.43		
Value at end of period	$12.71	$10.34	$8.36		
Number of accumulation units outstanding at end of period	5,810	1,862	491		
OPPENHEIMER GLOBAL SECURITIES FUND/VA					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$15.53	$10.96	$14.198	$16.288	$16.277
Value at end of period	$18.34	$15.53	$10.96	$14.198	$16.288
Number of accumulation units outstanding at end of period	23,658	10,521	9,507	7,948	1,979
OPPENHEIMER STRATEGIC BOND FUND/VA					
(Funds were first received in this option during October 2000)					
Value at beginning of period	$13.20	$11.28	$10.591	$10.193	$10.235
Value at end of period	$14.21	$13.20	$11.28	$10.591	$10.193
Number of accumulation units outstanding at end of period	7,167	2,358	896	636	1
PIONEER EQUITY INCOME VCT PORTFOLIO					
(Funds were first received in this option during October 2002)					
Value at beginning of period	$9.76	$8.03	$7.20		
Value at end of period	$11.25	$9.76	$8.03		
Number of accumulation units outstanding at end of period	7,310	1,090	182		
PIONEER FUND VCT PORTFOLIO					
(Funds were first received in this option during August 2003)					
Value at beginning of period	$9.29	$8.37			
Value at end of period	$9.36	$9.29			
Number of accumulation units outstanding at end of period	0	53			
PIONEER MID CAP VALUE VCT PORTFOLIO					
(Funds were first received in this option during May 2002)					
Value at beginning of period	$11.96	$8.78	$10.47		
Value at end of period	$14.48	$11.96	$8.78		
Number of accumulation units outstanding at end of period	6,801	642	1,260		

CONDENSED FINANCIAL INFORMATION

TABLE XXXIII
FOR DEFERRED COMPENSATION CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES
OF 0.95% EFFECTIVE ON OR AFTER DECEMBER 16, 1996
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
AIM V.I. CAPITAL APPRECIATION FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$8.86	$6.91	$9.218	$12.130	$13.745	$9.660				
Value at end of period	$9.36	$8.86	$6.91	$9.218	$12.130	$13.745				
Number of accumulation units outstanding at end of period	5,426	4,770	12,673	8,512	7,589	42				
AIM V.I. CORE EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$7.81	$6.33	$7.575	$9.911	$11.710	$9.601				
Value at end of period	$8.43	$7.81	$6.33	$7.575	$9.911	$11.710				
Number of accumulation units outstanding at end of period	6,402	5,704	5,554	8,421	3,109	115				
AIM V.I. GROWTH FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$5.55	$4.27	$6.240	$9.529	$12.098	$10.595				
Value at end of period	$5.95	$5.55	$4.27	$6.240	$9.529	$12.098				
Number of accumulation units outstanding at end of period	9,650	7,172	5,235	5,935	2,847	18				
AIM V.I. PREMIER EQUITY FUND										
(Funds were first received in this option during June 1999)										
Value at beginning of period	$7.20	$5.81	$8.417	$9.719	$11.495	$9.845				
Value at end of period	$7.55	$7.20	$5.81	$8.417	$9.719	$11.495				
Number of accumulation units outstanding at end of period	5,023	4,613	8,659	7,627	4,687	674				
CALVERT SOCIAL BALANCED PORTFOLIO										
(Funds have been in this option for more than ten years)										
Value at beginning of period	$20.84	$17.64	$20.267	$21.987	$22.913	$20.612	$17.896	$15.046	$13.527	$10.554
Value at end of period	$22.35	$20.84	$17.64	$20.267	$21.987	$22.913	$20.612	$17.896	$15.046	$13.527
Number of accumulation units outstanding at end of period	2,919	2,888	3,346	5,995	5,812	6,811	37,944	62,328	21,317	966,098
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$22.30	$17.52	$19.516	$22.453	$24.274	$19.722	$15.318	$12.457	$10.397	$10.000
Value at end of period	$25.51	$22.30	$17.52	$19.516	$22.453	$24.274	$19.722	$15.318	$12.457	$10.397
Number of accumulation units outstanding at end of period	36,904	38,784	40,914	43,865	39,966	37,380	187,525	263,159	41,394	2,116,732

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
FIDELITY® VIP EQUITY-INCOME PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$19.87	$15.39	$18.707	$19.871	$18.502	$17.567	$15.887	$12.520	$11.092	$10.000
Value at end of period	$21.95	$19.87	$15.39	$18.707	$19.871	$18.502	$17.567	$15.887	$12.520	$11.092
Number of accumulation units outstanding at end of period	32,807	32,242	33,035	24,295	13,789	14,979	68,970	114,725	27,814	1,660,304
FIDELITY® VIP GROWTH PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$17.19	$13.07	$18.872	$23.137	$26.237	$19.273	$13.948	$11.404	$10.066	$10.000
Value at end of period	$17.61	$17.19	$13.07	$18.872	$23.137	$26.237	$19.273	$13.948	$11.404	$10.066
Number of accumulation units outstanding at end of period	38,369	40,387	61,965	73,611	63,542	43,826	176,188	191,151	60,491	1,833,794
FIDELITY® VIP OVERSEAS PORTFOLIO (The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$13.63	$9.59	$12.151	$15.561	$19.420	$13.746	$12.308	$11.138	$9.961	$10.000
Value at end of period	$15.34	$13.63	$9.59	$12.151	$15.561	$19.420	$13.746	$12.308	$11.138	$9.961
Number of accumulation units outstanding at end of period	8,678	7,677	7,288	4,798	4,699	3,845	17,178	19,949	2,023	196,090
FRANKLIN SMALL CAP VALUE SECURITIES FUND (Funds were first received in this option during June 2002)										
Value at beginning of period	$12.12	$9.26	$10.97							
Value at end of period	$14.86	$12.12	$9.26							
Number of accumulation units outstanding at end of period	4,473	1,392	203							
ING AMERICAN CENTURY SELECT PORTFOLIO (Funds were first received in this option during January 2003)										
Value at beginning of period	$8.67	$6.87								
Value at end of period	$9.00	$8.67								
Number of accumulation units outstanding at end of period	787	583								
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO (Funds were first received in this option during August 2002)										
Value at beginning of period	$10.87	$8.10	$8.35							
Value at end of period	$13.06	$10.87	$8.10							
Number of accumulation units outstanding at end of period	616	231	359							
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO (Funds were first received in this option during July 2003)										
Value at beginning of period	$12.81	$11.50								
Value at end of period	$13.96	$12.81								
Number of accumulation units outstanding at end of period	1,621	1,466								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING BARON SMALL CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$11.50	$8.73								
Value at end of period	$14.58	$11.50								
Number of accumulation units outstanding at end of period	2,376	1,793								
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$10.15	$9.52								
Value at end of period	$10.93	$10.15								
Number of accumulation units outstanding at end of period	687	649								
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$18.92	$14.75	$18.183	$25.123	$31.542	$20.102	$17.040	$16.825		
Value at end of period	$22.28	$18.92	$14.75	$18.183	$25.123	$31.542	$20.102	$17.040		
Number of accumulation units outstanding at end of period	24,860	20,826	30,118	34,445	37,706	35,480	353,311	457,354		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$11.83	$9.19	$9.27							
Value at end of period	$14.14	$11.83	$9.19							
Number of accumulation units outstanding at end of period	703	301	104							
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$21.87	$17.24	$24.923	$33.440	$35.806	$24.294	$19.352	$19.071		
Value at end of period	$24.46	$21.87	$17.24	$24.923	$33.440	$35.806	$24.294	$19.352		
Number of accumulation units outstanding at end of period	18,923	18,852	23,555	26,054	24,245	18,282	171,102	206,191		
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during November 2003)										
Value at beginning of period	$11.31	$10.79								
Value at end of period	$12.45	$11.31								
Number of accumulation units outstanding at end of period	561	477								
ING OPCAP BALANCED VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$12.47	$9.66	$10.86							
Value at end of period	$13.63	$12.47	$9.66							
Number of accumulation units outstanding at end of period	680	590	26							

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during December 2003)										
Value at beginning of period	$10.88	$10.45								
Value at end of period	$12.40	$10.88								
Number of accumulation units outstanding at end of period	776	295								
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during August 2002)										
Value at beginning of period	$11.07	$10.74	$10.30							
Value at end of period	$11.44	$11.07	$10.74							
Number of accumulation units outstanding at end of period	2,390	12,578	1,481							
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO										
(Funds were first received in this option during November 1997)										
Value at beginning of period	$13.18	$9.63	$15.021	$20.277	$28.743	$19.232	$14.974	$15.158		
Value at end of period	$14.32	$13.18	$9.63	$15.021	$20.277	$28.743	$19.232	$14.974		
Number of accumulation units outstanding at end of period	18,931	17,631	60,764	79,163	75,358	73,452	398,717	703,653		
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$16.64	$13.21								
Value at end of period	$17.87	$16.64								
Number of accumulation units outstanding at end of period	486	186								
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2003)										
Value at beginning of period	$7.21	$5.03								
Value at end of period	$7.75	$7.21								
Number of accumulation units outstanding at end of period	1,758	11,140								
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during October 2003)										
Value at beginning of period	$12.20	$11.34								
Value at end of period	$13.88	$12.20								
Number of accumulation units outstanding at end of period	1,688	705								

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$19.20	$14.80	$19.482	$21.907	$22.123	$18.258	$14.445	$14.153		
Value at end of period	$20.92	$19.20	$14.80	$19.482	$21.907	$22.123	$18.258	$14.445		
Number of accumulation units outstanding at end of period	13,139	15,550	15,776	23,775	21,531	19,172	109,123	200,374		
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO (Funds were first received in this option during November 1997)										
Value at beginning of period	$14.14	$11.43	$15.360	$19.601	$20.716	$16.861	$13.839	$14.108		
Value at end of period	$16.08	$14.14	$11.43	$15.360	$19.601	$20.716	$16.861	$13.839		
Number of accumulation units outstanding at end of period	20,498	20,672	41,305	61,575	64,259	66,415	431,603	627,658		
ING VAN KAMPEN COMSTOCK PORTFOLIO (Funds were first received in this option during April 2003)										
Value at beginning of period	$10.69	$8.37								
Value at end of period	$12.36	$10.69								
Number of accumulation units outstanding at end of period	5,083	3,990								
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (Funds were first received in this option during February 2004)										
Value at beginning of period	$30.60									
Value at end of period	$32.63									
Number of accumulation units outstanding at end of period	228									
ING VP BALANCED PORTFOLIO, INC. (Funds have been in this option for more than ten years)										
Value at beginning of period	$24.05	$20.42	$22.987	$24.228	$24.596	$21.857	$18.870	$15.553	$13.673	$10.868
Value at end of period	$26.06	$24.05	$20.42	$22.987	$24.228	$24.596	$21.857	$18.870	$15.553	$13.673
Number of accumulation units outstanding at end of period	56,053	67,625	73,073	85,982	83,252	86,058	771,906	1,144,876	270,688	38,152,395
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO (Funds were first received in this option during June 2000)										
Value at beginning of period	$3.74	$2.59	$4.458	$5.842	$9.950					
Value at end of period	$3.65	$3.74	$2.59	$4.458	$5.842					
Number of accumulation units outstanding at end of period	18,325	20,959	35,654	29,525	21,058					
ING VP GROWTH AND INCOME PORTFOLIO (Funds have been in this option for more than ten years)										
Value at beginning of period	$19.42	$15.55	$20.933	$25.900	$29.367	$25.249	$22.264	$17.304	$14.077	$10.778
Value at end of period	$20.85	$19.42	$15.55	$20.933	$25.900	$29.367	$25.249	$22.264	$17.304	$14.077
Number of accumulation units outstanding at end of period	395,518	428,544	635,531	832,516	878,040	975,160	4,070,904	8,238,898	3,033,655	188,964,022

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP GROWTH PORTFOLIO										
(Funds were first received in this option during December 1997)										
Value at beginning of period	$13.79	$10.68	$15.167	$20.994	$24.071	$18.005	$13.202	$12.912		
Value at end of period	$14.64	$13.79	$10.68	$15.167	$20.994	$24.071	$18.005	$13.202		
Number of accumulation units outstanding at end of period	7,482	6,514	24,734	34,573	38,168	24,434	59,374	7		
ING VP INDEX PLUS LARGECAP PORTFOLIO										
(The initial accumulation unit value was established during December 1996 when the portfolio became available under the contract, when the funds were first received in this option or when the applicable daily asset charge was first utilized)										
Value at beginning of period	$17.34	$13.88	$17.856	$20.870	$23.256	$18.888	$14.489	$10.925	$11.038	
Value at end of period	$18.99	$17.34	$13.88	$17.856	$20.870	$23.256	$18.888	$14.489	$10.925	
Number of accumulation units outstanding at end of period	37,366	42,075	46,170	52,914	43,031	37,025	136,252	293,223	23,856	
ING VP INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during July 2001 and May 1998)										
Value at beginning of period	$16.60	$12.66	$14.534	$14.870	$12.519	$10.913	$9.962			
Value at end of period	$19.18	$16.60	$12.66	$14.534	$14.870	$12.519	$10.913			
Number of accumulation units outstanding at end of period	17,447	19,608	18,873	20,749	19,369	3,069	26,111			
ING VP INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during August 2002 and May 1998)										
Value at beginning of period	$12.40	$9.20	$10.696	$10.545	$9.694	$8.834	$9.876			
Value at end of period	$15.00	$12.40	$9.20	$10.696	$10.545	$9.694	$8.834			
Number of accumulation units outstanding at end of period	18,177	11,492	10,437	9,282	6,766	1,965	26,257			
ING VP INTERMEDIATE BOND PORTFOLIO										
(Funds have been in this option for more than ten years)										
Value at beginning of period	$18.49	$17.56	$16.361	$15.190	$13.986	$14.225	$13.279	$12.379	$12.098	$10.360
Value at end of period	$19.20	$18.49	$17.56	$16.361	$15.190	$13.986	$14.225	$13.279	$12.379	$12.098
Number of accumulation units outstanding at end of period	20,002	15,469	36,087	47,584	101,759	114,359	289,651	553,279	159,594	21,379,976
ING VP INTERNATIONAL EQUITY PORTFOLIO										
(Funds were first received in this option during December 1998)										
Value at beginning of period	$8.29	$6.34	$8.728	$11.576	$14.668	$9.785	$9.974			
Value at end of period	$9.62	$8.29	$6.34	$8.728	$11.576	$14.668	$9.785			
Number of accumulation units outstanding at end of period	2,344	1,629	2,038	1,565	1,094	752	168			
ING VP INTERNATIONAL VALUE PORTFOLIO										
(Funds were first received in this option during July 2002)										
Value at beginning of period	$10.31	$8.01	$9.41							
Value at end of period	$11.99	$10.31	$8.01							
Number of accumulation units outstanding at end of period	7,221	23,604	157							

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$9.30									
Value at end of period	$10.39									
Number of accumulation units outstanding at end of period	82									
ING VP MONEY MARKET PORTFOLIO										
(Funds have been in this option for more than ten years)										
Value at beginning of period	$14.23	$14.23	$14.142	$13.736	$13.035	$12.524	$11.989	$11.475	$11.026	$10.528
Value at end of period	$14.24	$14.23	$14.23	$14.142	$13.736	$13.035	$12.524	$11.989	$11.475	$11.026
Number of accumulation units outstanding at end of period	5,128	25,362	23,654	48,394	82,420	81,149	300,195	477,490	179,361	12,999,680
ING VP NATURAL RESOURCES TRUST										
(Funds have been in this option for more than ten years)										
Value at beginning of period	$17.17	$13.28	$13.696	$16.448	$14.028	$12.412	$15.590	$14.688	$11.720	$10.154
Value at end of period	$19.16	$17.17	$13.28	$13.696	$16.448	$14.028	$12.412	$15.590	$14.688	$11.720
Number of accumulation units outstanding at end of period	5,379	6,922	7,492	9,110	7,372	9,116	38,283	103,604	10,977	711,892
ING VP SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during December 1997)										
Value at beginning of period	$20.03	$14.71	$19.342	$18.777	$17.762	$13.704	$13.684	$13.248		
Value at end of period	$22.69	$20.03	$14.71	$19.342	$18.777	$17.762	$13.704	$13.684		
Number of accumulation units outstanding at end of period	9,938	9,137	19,293	17,879	15,865	9,745	49,514	4,993		
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$6.87	$5.00	$6.86							
Value at end of period	$7.50	$6.87	$5.00							
Number of accumulation units outstanding at end of period	471	1,326	49							
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.14	$13.64	$15.220	$16.521	$16.609	$15.214	$14.501	$12.452	$10.612	$10.000
Value at end of period	$17.62	$16.14	$13.64	$15.220	$16.521	$16.609	$15.214	$14.501	$12.452	$10.612
Number of accumulation units outstanding at end of period	2,775	2,794	8,114	8,972	10,168	14,627	100,734	101,836	9,415	294,673
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.42	$13.33	$15.609	$17.815	$18.105	$15.984	$15.471	$13.027	$10.673	$10.000
Value at end of period	$18.22	$16.42	$13.33	$15.609	$17.815	$18.105	$15.984	$15.471	$13.027	$10.673
Number of accumulation units outstanding at end of period	3,854	3,718	7,223	8,829	8,474	11,315	38,675	86,255	32,497	393,053

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$16.29	$14.47	$15.268	$15.789	$15.208	$14.336	$13.534	$11.932	$10.580	$10.000
Value at end of period	$17.42	$16.29	$14.47	$15.268	$15.789	$15.208	$14.336	$13.534	$11.932	$10.580
Number of accumulation units outstanding at end of period	488	531	3,319	5,920	6,547	7,165	80,907	82,178	7,543	143,637
ING VP VALUE OPPORTUNITY PORTFOLIO										
(Funds were first received in this option during December 1997)										
Value at beginning of period	$16.88	$13.68	$18.651	$20.834	$19.085	$16.113	$13.290	$13.093		
Value at end of period	$18.42	$16.88	$13.68	$18.651	$20.834	$19.085	$16.113	$13.290		
Number of accumulation units outstanding at end of period	3,012	2,780	10,616	9,960	6,153	4,285	32,612	4,910		
JANUS ASPEN BALANCED PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$24.07	$21.31	$22.991	$24.358	$25.151	$20.031	$15.059	$12.451	$10.850	$10.000
Value at end of period	$25.88	$24.07	$21.31	$22.991	$24.358	$25.151	$20.031	$15.059	$12.451	$10.850
Number of accumulation units outstanding at end of period	16,293	18,572	34,556	47,390	35,278	32,085	89,095	78,052	12,340	93,304
JANUS ASPEN FLEXIBLE BOND PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during October 1994, when funds were first received in this option)										
Value at beginning of period	$20.32	$19.28	$17.615	$16.507	$15.683	$15.583	$14.418	$13.024	$12.077	$9.873
Value at end of period	$20.92	$20.32	$19.28	$17.615	$16.507	$15.683	$15.583	$14.418	$13.024	$12.077
Number of accumulation units outstanding at end of period	10,709	8,638	12,829	7,228	5,349	6,316	20,317	13,587	3,861	315,361
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$17.76	$13.61	$18.700	$25.084	$29.635	$20.778	$15.463	$12.718	$10.870	$10.000
Value at end of period	$18.39	$17.76	$13.61	$18.700	$25.084	$29.635	$20.778	$15.463	$12.718	$10.870
Number of accumulation units outstanding at end of period	22,030	22,257	32,578	50,762	42,270	38,376	61,355	93,386	29,696	259,196
JANUS ASPEN MID CAP GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during October 1994, when funds were first received in this option)										
Value at beginning of period	$18.21	$13.61	$19.065	$31.789	$47.068	$21.081	$15.851	$14.204	$13.322	$10.581
Value at end of period	$21.78	$18.21	$13.61	$19.065	$31.789	$47.068	$21.081	$15.851	$14.204	$13.322
Number of accumulation units outstanding at end of period	65,531	65,860	107,839	137,587	118,869	79,376	212,741	294,623	122,154	4,887,060

Condensed Financial Information (continued)

		2003	2002	2001	2000	1999	1998	1997	1996	1995
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO										
(The initial accumulation unit value was established at $10.000 during August 1995, when the fund became available under the contract)										
Value at beginning of period	$20.29	$16.52	$22.392	$29.147	$34,891	$21.419	$16.773	$13.862	$10.877	$10.000
Value at end of period	$21.06	$20.29	$16.52	$22.392	$29.147	$34,891	$21.419	$16.773	$13.862	$10.877
Number of accumulation units outstanding at end of period	48,324	49,570	96,233	119,182	109,139	81,241	301,775	538,281	124,749	1,036,040
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.24	$7.89	$9.25							
Value at end of period	$11.42	$10.24	$7.89							
Number of accumulation units outstanding at end of period	12,474	24,097	663							
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$10.33	$8.36	$9.48							
Value at end of period	$12.69	$10.33	$8.36							
Number of accumulation units outstanding at end of period	5,587	5,785	152							
OPPENHEIMER GLOBAL SECURITIES FUND/VA										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$15.62	$11.02	$14.294	$16.407	$15.760	$10.039	$10.042			
Value at end of period	$18.44	$15.62	$11.02	$14.294	$16.407	$15.760	$10.039			
Number of accumulation units outstanding at end of period	17,930	11,628	14,300	8,813	6,179	329	382			
OPPENHEIMER STRATEGIC BOND FUND/VA										
(Funds were first received in this option during May 1998)										
Value at beginning of period	$13.27	$11.35	$10.663	$10.268	$10.099	$9.915	$9.992			
Value at end of period	$14.29	$13.27	$11.35	$10.663	$10.268	$10.099	$9.915			
Number of accumulation units outstanding at end of period	13,571	5,640	4,323	4,692	3,971	3,113	5,938			
PIONEER EQUITY INCOME VCT PORTFOLIO										
(Funds were first received in this option during January 2003)										
Value at beginning of period	$9.75	$7.61								
Value at end of period	$11.23	$9.75								
Number of accumulation units outstanding at end of period	3,771	55								
PIONEER MID CAP VALUE VCT PORTFOLIO										
(Funds were first received in this option during June 2002)										
Value at beginning of period	$11.95	$8.77	$10.10							
Value at end of period	$14.45	$11.95	$8.77							
Number of accumulation units outstanding at end of period	3,564	1,242	218							

CONDENSED FINANCIAL INFORMATION

TABLE XXXIV
FOR CONTRACTS ISSUED TO MISSOURI MUNICIPAL LEAGUE UNDER DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during January 2000)						
Value at beginning of period	$8.92	$6.94	$9.254	$12.160	$13.372	
Value at end of period	$9.44	$8.92	$6.94	$9.254	$12.160	
Number of accumulation units outstanding at end of period	10,171	10,287	8.626	8,302	38,763	
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during October 1999)						
Value at beginning of period	$7.86	$6.37	$7.605	$9.935	$11.721	$9.727
Value at end of period	$8.50	$7.86	$6.37	$7.605	$9.935	$11.721
Number of accumulation units outstanding at end of period	6,085	5,120	3,866	2,816	11,950	1,867
AIM V.I. GROWTH FUND						
(Funds were first received in this option during December 1999)						
Value at beginning of period	$5.59	$4.29	$6.265	$9.552	$12.110	$11.240
Value at end of period	$6.00	$5.59	$4.29	$6.265	$9.552	$12.110
Number of accumulation units outstanding at end of period	9,981	11,427	7,442	4,499	7,103	2,843
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during January 2000)						
Value at beginning of period	$7.25	$5.85	$8.450	$9.742	$11.036	
Value at end of period	$7.61	$7.25	$5.85	$8.450	$9.742	
Number of accumulation units outstanding at end of period	4,260	3,960	3,362	2,694	18,115	
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$20.99	$17.73	$20.347	$22.040	$22.935	$21.036
Value at end of period	$22.54	$20.99	$17.73	$20.347	$22.040	$22.935
Number of accumulation units outstanding at end of period	3,526	3,121	2,632	3,726	3,041	2,376
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$22.45	$17.62	$19.593	$22.507	$24.296	$21.258
Value at end of period	$25.72	$22.45	$17.62	$19.593	$22.507	$24.296
Number of accumulation units outstanding at end of period	78,803	69,294	64,126	56,333	76,555	82,920
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$20.01	$15.47	$18.780	$19.919	$18.519	$19.392
Value at end of period	$22.13	$20.01	$15.47	$18.780	$19.919	$18.519
Number of accumulation units outstanding at end of period	41,498	37,714	32,379	23,278	25,298	25,382

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$17.31	$13.14	$18.946	$23.193	$26.262	$21.072
Value at end of period	$17.76	$17.31	$13.14	$18.946	$23.193	$26.262
Number of accumulation units outstanding at end of period	110,098	104,176	92,639	76,737	103,625	82,069
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$13.72	$9.65	$12.198	$15.599	$19.438	$14.422
Value at end of period	$15.47	$13.72	$9.65	$12.198	$15.599	$19.438
Number of accumulation units outstanding at end of period	8,504	11,577	5,109	7,544	9,134	7,321
FRANKLIN SMALL CAP VALUE SECURITIES FUND						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$12.17	$9.28	$10.71			
Value at end of period	$14.94	$12.17	$9.28			
Number of accumulation units outstanding at end of period	20,826	6,039	328			
ING AMERICAN CENTURY SELECT PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$8.70	$6.53	$6.72			
Value at end of period	$9.04	$8.70	$6.53			
Number of accumulation units outstanding at end of period	2,195	751	247			
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO						
(Funds were first received in this option during September 2002)						
Value at beginning of period	$10.90	$8.11	$8.26			
Value at end of period	$13.12	$10.90	$8.11			
Number of accumulation units outstanding at end of period	3,944	293	19			
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$12.85	$10.22				
Value at end of period	$14.03	$12.85				
Number of accumulation units outstanding at end of period	398	286				
ING BARON SMALL CAP GROWTH PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$11.53	$8.80				
Value at end of period	$14.64	$11.53				
Number of accumulation units outstanding at end of period	15,658	8,265				
ING FUNDAMENTAL RESEARCH PORTFOLIO						
(Funds were first received in this option during October 2004)						
Value at beginning of period	$7.98					
Value at end of period	$8.59					
Number of accumulation units outstanding at end of period	12					

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO						
(Funds were first received in this option during March 2003)						
Value at beginning of period	$10.18	$8.36				
Value at end of period	$10.99	$10.18				
Number of accumulation units outstanding at end of period	2,245	9				
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$19.05	$14.83	$18.254	$25.184	$31.571	$21.199
Value at end of period	$22.47	$19.05	$14.83	$18.254	$25.184	$31.571
Number of accumulation units outstanding at end of period	25,220	24,847	25,163	30,203	73,935	79,515
ING JPMORGAN MID CAP VALUE PORTFOLIO						
(Funds were first received in this option during August 2002)						
Value at beginning of period	$11.86	$9.20	$9.30			
Value at end of period	$14.19	$11.86	$9.20			
Number of accumulation units outstanding at end of period	2,888	576	99			
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$22.02	$17.33	$25.021	$33.521	$35.839	$27.595
Value at end of period	$24.66	$22.02	$17.33	$25.021	$33.521	$35.839
Number of accumulation units outstanding at end of period	19,335	19,792	20,407	17,946	35,540	23,458
ING MFS TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during August 2003)						
Value at beginning of period	$11.32	$10.44				
Value at end of period	$12.48	$11.32				
Number of accumulation units outstanding at end of period	803	96				
ING OPCAP BALANCED VALUE PORTFOLIO						
(Funds were first received in this option during September 2002)						
Value at beginning of period	$12.51	$9.68	$9.61			
Value at end of period	$13.69	$12.51	$9.68			
Number of accumulation units outstanding at end of period	2,427	1,003	2			
ING OPPENHEIMER GLOBAL PORTFOLIO						
(Funds were first received in this option during September 2003)						
Value at beginning of period	$10.91	$9.71				
Value at end of period	$12.45	$10.91				
Number of accumulation units outstanding at end of period	1,874	43				
ING PIMCO TOTAL RETURN PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$11.10	$10.75	$10.13			
Value at end of period	$11.48	$11.10	$10.75			
Number of accumulation units outstanding at end of period	8,166	5,072	80			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$13.27	$9.68	$15.080	$20.326	$28.769	$20.019
Value at end of period	$14.44	$13.27	$9.68	$15.080	$20.326	$28.769
Number of accumulation units outstanding at end of period	111,023	114,338	109,090	102,235	200,927	194,333
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO						
(Funds were first received in this option during January 2003)						
Value at beginning of period	$16.69	$13.05				
Value at end of period	$17.95	$16.69				
Number of accumulation units outstanding at end of period	1,152	1,609				
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during March 2003)						
Value at beginning of period	$7.23	$5.16				
Value at end of period	$7.79	$7.23				
Number of accumulation units outstanding at end of period	5,289	2,645				
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO						
(Funds were first received in this option during November 2003)						
Value at beginning of period	$12.21	$11.42				
Value at end of period	$13.92	$12.21				
Number of accumulation units outstanding at end of period	1,827	87				
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$19.33	$14.88	$19.559	$21.960	$22.144	$19.112
Value at end of period	$21.10	$19.33	$14.88	$19.559	$21.960	$22.144
Number of accumulation units outstanding at end of period	50,275	48,392	41,814	39,247	55,667	53,724
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$14.24	$11.49	$15.420	$19.648	$20.735	$17.376
Value at end of period	$16.21	$14.24	$11.49	$15.420	$19.648	$20.735
Number of accumulation units outstanding at end of period	37,904	37,740	3,409	39,548	76,323	86,899
ING VAN KAMPEN COMSTOCK PORTFOLIO						
(Funds were first received in this option during August 2002)						
Value at beginning of period	$10.72	$8.33	$8.15			
Value at end of period	$12.41	$10.72	$8.33			
Number of accumulation units outstanding at end of period	4,594	751	17			
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO						
(Funds were first received in this option during February 2004)						
Value at beginning of period	$31.09					
Value at end of period	$32.79					
Number of accumulation units outstanding at end of period	285					

CFI - 307

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$24.21	$20.53	$23.078	$24.286	$24.619	$22.705
Value at end of period	$26.28	$24.21	$20.53	$23.078	$24.286	$24.619
Number of accumulation units outstanding at end of period	81,457	85,541	88,272	95,722	227,797	246,195
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during May 2000)						
Value at beginning of period	$3.76	$2.60	$4.469	$5.848	$8.618	
Value at end of period	$3.68	$3.76	$2.60	$4.469	$5.848	
Number of accumulation units outstanding at end of period	153,745	139,563	81,539	37,135	52,014	
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$19.56	$15.64	$21.015	$25.963	$29.394	$26.736
Value at end of period	$21.03	$19.56	$15.64	$21.015	$25.963	$29.394
Number of accumulation units outstanding at end of period	277,870	286,831	297,219	350,781	868,958	948,654
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$13.88	$10.73	$15.226	$21.045	$24.094	$19.053
Value at end of period	$14.76	$13.88	$10.73	$15.226	$21.045	$24.094
Number of accumulation units outstanding at end of period	35,425	32,605	30,728	37,527	69,862	61,303
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$17.46	$13.95	$17.926	$20.920	$23.277	$20.242
Value at end of period	$19.16	$17.46	$13.95	$17.926	$20.920	$23.277
Number of accumulation units outstanding at end of period	140,917	120,969	97,109	79,445	378,291	309,655
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$16.72	$12.72	$14.592	$14.906	$12.530	$10.927
Value at end of period	$19.34	$16.72	$12.72	$14.92	$14.906	$12.530
Number of accumulation units outstanding at end of period	56,917	47,856	35,828	18,728	46,569	2,027
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$12.49	$9.25	$10.739	$10.571	$9.703	$8.783
Value at end of period	$15.12	$12.49	$9.25	$10.739	$10.571	$9.703
Number of accumulation units outstanding at end of period	20,570	18,770	13,905	5,891	12,341	5,600
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$18.62	$17.65	$16.426	$15.227	$13.999	$14.118
Value at end of period	$19.37	$18.62	$17.65	$16.426	$15.227	$13.999
Number of accumulation units outstanding at end of period	29,875	27,953	25,268	23,648	17,781	23,788

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$8.35	$6.37	$8.763	$11.604	$14.681	$10.489
Value at end of period	$9.71	$8.35	$6.37	$8.763	$11.604	$14.681
Number of accumulation units outstanding at end of period	6,370	5,208	4,091	2,751	2,242	1,250
ING VP INTERNATIONAL VALUE PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$10.35	$8.03	$8.69			
Value at end of period	$12.05	$10.35	$8.03			
Number of accumulation units outstanding at end of period	3,692	1,046	625			
ING VP MAGNACAP PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$8.90	$6.85	$7.17			
Value at end of period	$9.63	$8.90	$6.85			
Number of accumulation units outstanding at end of period	1,187	1,076	761			
ING VP MIDCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during October 2002)						
Value at beginning of period	$9.44	$6.96	$7.08			
Value at end of period	$10.44	$9.44	$6.96			
Number of accumulation units outstanding at end of period	3,321	817	5			
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$14.33	$14.31	$14.197	$13.769	$13.047	$12.707
Value at end of period	$14.36	$14.33	$14.31	$14.197	$13.769	$13.047
Number of accumulation units outstanding at end of period	32,437	39,761	52,594	77,732	117,584	139,150
ING VP NATURAL RESOURCES TRUST						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$17.29	$13.35	$13.750	$16.488	$14.041	$14.452
Value at end of period	$19.33	$17.29	$13.35	$13.750	$16.488	$14.041
Number of accumulation units outstanding at end of period	1,590	2,366	2,676	4,701	3,120	4,390
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$20.17	$14.79	$19.418	$18.822	$17.778	$14.508
Value at end of period	$22.89	$20.17	$14.79	$19.418	$18.822	$17.778
Number of accumulation units outstanding at end of period	26,937	26,385	22,296	17,605	39,273	29,452
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during August 2002)						
Value at beginning of period	$6.90	$5.02	$5.65			
Value at end of period	$7.54	$6.90	$5.02			
Number of accumulation units outstanding at end of period	723	8,231	85			

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$16.25	$13.71	$15.279	$16.561	$16.624	$15.738
Value at end of period	$17.77	$16.25	$13.71	$15.279	$16.561	$16.624
Number of accumulation units outstanding at end of period	6,889	6,848	7,208	5,458	10,579	12,284
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$16.54	$13.41	$15.670	$17.858	$18.122	$16.800
Value at end of period	$18.38	$16.54	$13.41	$15.670	$17.858	$18.122
Number of accumulation units outstanding at end of period	9,323	10,040	9,348	9,376	15,636	14,127
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$16.40	$14.55	$15.328	$15.828	$15.222	$14.711
Value at end of period	$17.57	$16.40	$14.55	$15.328	$15.828	$15.222
Number of accumulation units outstanding at end of period	4,460	4,511	3,078	5,229	55,825	42,489
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$17.00	$13.75	$18.725	$20.884	$19.103	$17.291
Value at end of period	$18.57	$17.00	$13.75	$18.725	$20.884	$19.103
Number of accumulation units outstanding at end of period	25,184	24,442	21,711	20,417	14,448	11,792
JANUS ASPEN BALANCED PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$24.24	$21.42	$23.082	$24.417	$25.174	$22.140
Value at end of period	$26.09	$24.24	$21.42	$23.082	$24.417	$25.174
Number of accumulation units outstanding at end of period	53,776	53,291	49,081	35,056	101,913	80,071
JANUS ASPEN FLEXIBLE BOND PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$20.46	$19.38	$17.685	$16.547	$15.698	$15.603
Value at end of period	$21.10	$20.46	$19.38	$17.685	$16.547	$15.698
Number of accumulation units outstanding at end of period	15,752	17,291	14,367	10,389	9,312	9,552
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$17.89	$13.69	$18.774	$25.145	$29.662	$23.156
Value at end of period	$18.55	$17.89	$13.69	$18.774	$25.145	$29.662
Number of accumulation units outstanding at end of period	68,970	73,651	67,164	58,650	103,000	63,406
JANUS ASPEN MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$18.34	$13.68	$19.140	$31.866	$47.112	$27.003
Value at end of period	$21.97	$18.34	$13.68	$19.140	$31.866	$47.112
Number of accumulation units outstanding at end of period	182,201	183,995	172,570	158,484	299,257	214,523

Condensed Financial Information (continued)

	2004	2003	2002	2001	2000	1999
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$20.44	$16.61	$22.480	$29.217	$34.923	$23.168
Value at end of period	$21.24	$20.44	$16.61	$22.480	$29.217	$34.923
Number of accumulation units outstanding at end of period	105,840	122,074	116,082	115,699	276,228	216,743
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$10.27	$7.91	$7.39			
Value at end of period	$11.48	$10.27	$7.91			
Number of accumulation units outstanding at end of period	48,283	18,706	6,948			
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO						
(Funds were first received in this option during August 2002)						
Value at beginning of period	$10.37	$8.38	$8.61			
Value at end of period	$12.76	$10.37	$8.38			
Number of accumulation units outstanding at end of period	43,373	22,574	1,455			
OPPENHEIMER GLOBAL SECURITIES FUND/VA						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$15.73	$11.08	$14.351	$16.446	$15.775	$10.913
Value at end of period	$18.59	$15.73	$11.08	$14.351	$16.446	$15.775
Number of accumulation units outstanding at end of period	68,358	50,072	37,757	15,528	38,009	14,641
OPPENHEIMER STRATEGIC BOND FUND/VA						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$13.36	$11.41	$10.705	$10.292	$10.108	$9.954
Value at end of period	$14.41	$13.36	$11.41	$10.705	$10.292	$10.108
Number of accumulation units outstanding at end of period	5,768	2,130	1,372	2,751	978	3,895
PIONEER EQUITY INCOME VCT PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$9.78	$8.04	$8.17			
Value at end of period	$11.29	$9.78	$8.04			
Number of accumulation units outstanding at end of period	7,270	2,203	487			
PIONEER FUND VCT PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$9.31	$7.58	$7.80			
Value at end of period	$10.27	$9.31	$7.58			
Number of accumulation units outstanding at end of period	959	821	245			
PIONEER MID CAP VALUE VCT PORTFOLIO						
(Funds were first received in this option during July 2002)						
Value at beginning of period	$11.99	$8.79	$8.88			
Value at end of period	$14.53	$11.99	$8.79			
Number of accumulation units outstanding at end of period	13,050	4,719	634			

CONDENSED FINANCIAL INFORMATION

TABLE XXXV
FOR CONTRACTS ISSUED TO METROPOLITAN UTILITIES DISTRICT UNDER DEFERRED COMPENSATION PLANS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003	2002	2001	2000	1999
AIM V.I. CAPITAL APPRECIATION FUND						
(Funds were first received in this option during February 2000)						
Value at beginning of period		$6.96	$9.262	$12.160	$14.269	
Value at end of period		$8.52	$6.96	$9.262	$12.160	
Number of accumulation units outstanding at end of period		0	54,248	48,530	36,954	
AIM V.I. CORE EQUITY FUND						
(Funds were first received in this option during February 2000)						
Value at beginning of period		$6.38	$7.611	$9.935	$11.815	
Value at end of period		$7.38	$6.38	$7.611	$9.935	
Number of accumulation units outstanding at end of period		0	23,378	15,602	8,936	
AIM V.I. GROWTH FUND						
(Funds were first received in this option during February 2000)						
Value at beginning of period		$4.30	$6.270	$9.552	$12.655	
Value at end of period		$5.39	$4.30	$6.270	$9.552	
Number of accumulation units outstanding at end of period		0	27,805	22,059	18,076	
AIM V.I. PREMIER EQUITY FUND						
(Funds were first received in this option during February 2000)						
Value at beginning of period		$5.86	$8.457	$9.742	$11.754	
Value at end of period		$6.96	$5.86	$8.457	$9.742	
Number of accumulation units outstanding at end of period		0	29,270	26,867	13,459	
CALVERT SOCIAL BALANCED PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$17.80	$20.397	$22.077	$22.973	$21.071
Value at end of period		$20.32	$17.80	$20.397	$22.077	$22.973
Number of accumulation units outstanding at end of period		0	2,558	3,678	3,627	3,697
FIDELITY® VIP CONTRAFUND® PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$17.69	$19.641	$22.544	$24.336	$21.293
Value at end of period		$21.51	$17.69	$19.641	$22.544	$24.336
Number of accumulation units outstanding at end of period		0	150,973	133,618	117,567	111,857
FIDELITY® VIP EQUITY-INCOME PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$15.53	$18.827	$19.952	$18.550	$19.424
Value at end of period		$18.45	$15.53	$18.827	$19.952	$18.550
Number of accumulation units outstanding at end of period		0	72,843	54,503	39,261	37,177

CFI - 312

Condensed Financial Information (condition)

	2004	2003	2002	2001	2000	1999
FIDELITY® VIP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$13.19	$18.993	$23.231	$26.305	$21.107
Value at end of period		$16.87	$13.19	$18.993	$23.231	$26.305
Number of accumulation units outstanding at end of period		0	96,395	96,335	92,855	73,156
FIDELITY® VIP OVERSEAS PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$9.69	$12.229	$15.625	$19.470	$14.446
Value at end of period		$12.92	$9.69	$12.229	$15.625	$19.470
Number of accumulation units outstanding at end of period		0	22,199	17,638	12,808	11,298
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$14.89	$18.299	$25.225	$31.624	$21.234
Value at end of period		$17.59	$14.89	$18.299	$25.225	$31.624
Number of accumulation units outstanding at end of period		0	47,652	48,207	43,700	46,782
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$17.40	$25.083	$33.577	$35.899	$27.641
Value at end of period		$20.97	$17.40	$25.083	$33.577	$35.899
Number of accumulation units outstanding at end of period		0	37,093	38,025	34,743	29,139
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$13.35	$9.72	$15.118	$20.360	$28.817	$20.053
Value at end of period	$14.58	$13.35	$9.72	$15.118	$20.360	$28.817
Number of accumulation units outstanding at end of period	235	235	232,496	217,215	205,501	197,164
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$19.45	$14.94	$19.607	$21.997	$22.181	$19.144
Value at end of period	$21.30	$19.45	$14.94	$19.607	$21.997	$22.181
Number of accumulation units outstanding at end of period	51	51	52,272	55,316	54,355	51,974
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$11.54	$15.459	$19.681	$20.770	$17.405
Value at end of period		$13.58	$11.54	$15.459	$19.681	$20.770
Number of accumulation units outstanding at end of period		0	103,071	105,949	99,464	94,525
ING VP BALANCED PORTFOLIO, INC.						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$20.62	$23.135	$24.327	$24.660	$22.742
Value at end of period		$23.42	$20.62	$23.135	$24.327	$24.660
Number of accumulation units outstanding at end of period		0	89,395	91,052	90,316	89,985

Condensed Financial Information (condition)

	2004	2003	2002	2001	2000	1999
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO						
(Funds were first received in this option during May 2000)						
Value at beginning of period		$2.61	$4.473	$5.848	$9.496	
Value at end of period		$3.64	$2.61	$4.473	$5.848	
Number of accumulation units outstanding at end of period		0	207,449	161,904	93,245	
ING VP GROWTH AND INCOME PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$19.67	$15.70	$21.067	$26.006	$29.443	$26.781
Value at end of period	$21.23	$19.67	$15.70	$21.067	$26.006	$29.443
Number of accumulation units outstanding at end of period	894	894	991,169	1,117,594	1,132,148	1,234,587
ING VP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$10.76	$15.239	$21.045	$24.094	$19.053
Value at end of period		$13.48	$10.76	$15.239	$21.045	$24.094
Number of accumulation units outstanding at end of period		0	147,117	125,992	103,003	72,901
ING VP INDEX PLUS LARGECAP PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$14.00	$17.954	$20.936	$23.294	$20.257
Value at end of period		$16.52	$14.00	$17.954	$20.936	$23.294
Number of accumulation units outstanding at end of period		0	201,219	175,013	142,200	120,481
ING VP INDEX PLUS MIDCAP PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$12.75	$14.603	$14.906	$12.530	$10.927
Value at end of period		$15.82	$12.75	$14.603	$14.906	$12.530
Number of accumulation units outstanding at end of period		0	69,366	38,320	21,104	6,386
ING VP INDEX PLUS SMALLCAP PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$9.27	$10.747	$10.571	$9.703	$8.783
Value at end of period		$11.79	$9.27	$10.747	$10.571	$9.703
Number of accumulation units outstanding at end of period		0	66,033	21,657	9,384	5,603
ING VP INTERMEDIATE BOND PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$17.72	$16.466	$15.252	$14.022	$14.142
Value at end of period		$18.36	$17.72	$16.466	$15.252	$14.022
Number of accumulation units outstanding at end of period		0	76,124	69,345	38,843	74,784
ING VP INTERNATIONAL EQUITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$6.39	$8.770	$11.604	$14.681	$10.489
Value at end of period		$7.85	$6.39	$8.770	$11.604	$14.681
Number of accumulation units outstanding at end of period		0	33,730	28,216	22,821	19,174

Condensed Financial Information (condition)

	2004	2003	2002	2001	2000	1999
ING VP MONEY MARKET PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$14.37	$14.232	$13.792	$13.069	$12.728
Value at end of period		$14.40	$14.37	$14.232	$13.792	$13.069
Number of accumulation units outstanding at end of period		0	118,165	135,176	141,829	124,835
ING VP NATURAL RESOURCES TRUST						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$13.41	$13.784	$16.515	$14.064	$14.476
Value at end of period		$15.29	$13.41	$13.784	$16.515	$14.064
Number of accumulation units outstanding at end of period		0	2,938	2,936	2,572	4,217
ING VP SMALL COMPANY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$14.82	$19.434	$18.822	$17.778	$14.508
Value at end of period		$19.76	$14.82	$19.434	$18.822	$17.778
Number of accumulation units outstanding at end of period		0	68,066	65,181	50,097	37,985
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$16.35	$13.77	$15.317	$16.588	$16.652	$15.764
Value at end of period	$17.94	$16.35	$13.77	$15.317	$16.588	$16.652
Number of accumulation units outstanding at end of period	509	509	11,611	11,974	11,879	12,822
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$16.64	$13.46	$15.709	$17.888	$18.152	$16.828
Value at end of period	$18.55	$16.64	$13.46	$15.709	$17.888	$18.152
Number of accumulation units outstanding at end of period	1,446	1,446	10,986	10,461	10,632	9,510
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$14.60	$15.367	$15.855	$15.248	$14.736
Value at end of period		$15.96	$14.60	$15.367	$15.855	$15.248
Number of accumulation units outstanding at end of period		0	6,150	5,464	5,217	8,034
ING VP VALUE OPPORTUNITY PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$13.78	$18.740	$20.884	$19.103	$17.291
Value at end of period		$16.25	$13.78	$18.740	$20.884	$19.103
Number of accumulation units outstanding at end of period		0	50,820	40,213	26,507	19,132
JANUS ASPEN BALANCED PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$21.51	$23.138	$24.457	$25.216	$22.177
Value at end of period		$23.47	$21.51	$23.138	$24.457	$25.216
Number of accumulation units outstanding at end of period		0	80,613	66,356	57,541	42,380

CFI - 315

Condensed Financial Information (condition)

	2004	2003	2002	2001	2000	1999
JANUS ASPEN FLEXIBLE BOND PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$19.46	$17.728	$16.575	$15.724	$15.629
Value at end of period		$20.24	$19.46	$17.728	$16.575	$15.724
Number of accumulation units outstanding at end of period		0	20,945	9,819	8,757	8,959
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$17.99	$13.74	$18.820	$25.187	$29.712	$23.195
Value at end of period	$18.72	$17.99	$13.74	$18.820	$25.187	$29.712
Number of accumulation units outstanding at end of period	264	264	103,313	96,674	84,429	45,184
JANUS ASPEN MID CAP GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$18.45	$13.74	$19.187	$31.919	$47.190	$27.048
Value at end of period	$22.17	$18.45	$13.74	$19.187	$31.919	$47.190
Number of accumulation units outstanding at end of period	44	44	190,810	183,874	171,176	130,374
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO						
(Funds were first received in this option during May 1999)						
Value at beginning of period	$20.56	$16.68	$22.536	$29.266	$34.982	$23.206
Value at end of period	$21.44	$20.56	$16.68	$22.536	$29.266	$34.982
Number of accumulation units outstanding at end of period	1,018	1,018	205,520	205,808	193,452	158,965
OPPENHEIMER GLOBAL SECURITIES FUND/VA						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$11.11	$14.362	$16.446	$15.775	$10.913
Value at end of period		$14.69	$11.11	$14.362	$16.446	$15.775
Number of accumulation units outstanding at end of period		0	30,183	21,853	16,186	2,690
OPPENHEIMER STRATEGIC BOND FUND/VA						
(Funds were first received in this option during May 1999)						
Value at beginning of period		$11.44	$10.713	$10.292	$10.108	$9.954
Value at end of period		$12.95	$11.44	$10.713	$10.292	$10.108
Number of accumulation units outstanding at end of period		0	13,506	7,367	7,670	483

CONDENSED FINANCIAL INFORMATION

TABLE XXXVI
FOR CONTRACTS ISSUED IN CONNECTION WITH THE SAN BERNARDINO 457(f) PLAN
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2004	2003
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO		
(Funds were first received in this option during May 2003)		
Value at beginning of period	$14.26	$11.06
Value at end of period	$15.38	$14.26
Number of accumulation units outstanding at end of period	0	1,154
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during May 2003)		
Value at beginning of period	$13.00	$10.81
Value at end of period	$14.30	$13.00
Number of accumulation units outstanding at end of period	1,661	1,661

CONDENSED FINANCIAL INFORMATION

TABLE XXXVII
FOR CONTRACTS ISSUED TO COUNTY OF HEN RICO
WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.60%
(Selected data for accumulation units outstanding throughout each period)

	2004
AIM V.I. CAPITAL APPRECIATION FUND	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.18
Value at end of period	$10.35
Number of accumulation units outstanding at end of period	3,212
AIM V.I. CORE EQUITY FUND	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.44
Value at end of period	$11.02
Number of accumulation units outstanding at end of period	2,782
AIM V.I. GROWTH FUND	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$8.93
Value at end of period	$9.12
Number of accumulation units outstanding at end of period	3,837
AIM V.I. PREMIER EQUITY FUND	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$8.83
Value at end of period	$8.98
Number of accumulation units outstanding at end of period	10,833
CALVERT SOCIAL BALANCED PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.47
Value at end of period	$11.85
Number of accumulation units outstanding at end of period	4,209
FIDELITY® VIP CONTRAFUND® PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.66
Value at end of period	$15.14
Number of accumulation units outstanding at end of period	44,362
FIDELITY® VIP EQUITY-INCOME PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.78
Value at end of period	$12.71
Number of accumulation units outstanding at end of period	54,205

Condensed Financial Information (continued)

	2004
FIDELITY® VIP GROWTH PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.75
Value at end of period	$11.35
Number of accumulation units outstanding at end of period	86,510
FIDELITY® VIP OVERSEAS PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.23
Value at end of period	$12.09
Number of accumulation units outstanding at end of period	3,447
FRANKLIN SMALL CAP VALUE SECURITIES FUND	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$12.53
Value at end of period	$15.04
Number of accumulation units outstanding at end of period	2,744
ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$13.55
Value at end of period	$14.12
Number of accumulation units outstanding at end of period	551
ING AMERICAN CENTURY SELECT PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$8.25
Value at end of period	$9.10
Number of accumulation units outstanding at end of period	22
ING AMERICAN CENTURY SMALL CAP VALUE PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.44
Value at end of period	$13.19
Number of accumulation units outstanding at end of period	2,424
ING BARON SMALL CAP GROWTH PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$12.27
Value at end of period	$14.72
Number of accumulation units outstanding at end of period	3,081
ING GOLDMAN SACHS® CAPITAL GROWTH PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.52
Value at end of period	$11.06
Number of accumulation units outstanding at end of period	171

Condensed Financial Information (continued)

	2004
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.79
Value at end of period	$11.16
Number of accumulation units outstanding at end of period	3,836
ING JPMORGAN MID CAP VALUE PORTFOLIO	
(Funds were first received in this option during March 2004)	
Value at beginning of period	$12.37
Value at end of period	$14.27
Number of accumulation units outstanding at end of period	783
ING MFS CAPITAL OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.10
Value at end of period	$10.96
Number of accumulation units outstanding at end of period	15,720
ING MFS TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.62
Value at end of period	$13.29
Number of accumulation units outstanding at end of period	1,394
ING OPCAP BALANCED VALUE PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$13.02
Value at end of period	$13.78
Number of accumulation units outstanding at end of period	1,056
ING OPPENHEIMER GLOBAL PORTFOLIO	
(Funds were first received in this option during May 2004)	
Value at beginning of period	$10.67
Value at end of period	$12.52
Number of accumulation units outstanding at end of period	11
ING PIMCO TOTAL RETURN PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.18
Value at end of period	$11.55
Number of accumulation units outstanding at end of period	7,225
ING SALOMON BROTHERS AGGRESSIVE GROWTH PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.57
Value at end of period	$9.69
Number of accumulation units outstanding at end of period	58,049

Condensed Financial Information (continued)

	2004
ING SALOMON BROTHERS FUNDAMENTAL VALUE PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$17.70
Value at end of period	$18.07
Number of accumulation units outstanding at end of period	113
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO	
(Funds were first received in this option during November 2004)	
Value at beginning of period	$7.56
Value at end of period	$7.84
Number of accumulation units outstanding at end of period	861
ING T. ROW PRICE EQUITY INCOME PORTFOLIO	
(Funds were first received in this option during October 2004)	
Value at beginning of period	$12.63
Value at end of period	$14.86
Number of accumulation units outstanding at end of period	883
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.61
Value at end of period	$12.93
Number of accumulation units outstanding at end of period	53,154
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.66
Value at end of period	$10.41
Number of accumulation units outstanding at end of period	50,894
ING VAN KAMPEN COMSTOCK PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.16
Value at end of period	$12.48
Number of accumulation units outstanding at end of period	2,896
ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO	
(Funds were first received in this option during February 2004)	
Value at beginning of period	$30.97
Value at end of period	$32.99
Number of accumulation units outstanding at end of period	6
ING VP BALANCED PORTFOLIO, INC.	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.93
Value at end of period	$12.98
Number of accumulation units outstanding at end of period	53,350

Condensed Financial Information (continued)

	2004
ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.60
Value at end of period	$8.77
Number of accumulation units outstanding at end of period	14,525
ING VP GROWTH AND INCOME PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.37
Value at end of period	$9.62
Number of accumulation units outstanding at end of period	410,829
ING VP GROWTH PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.14
Value at end of period	$9.51
Number of accumulation units outstanding at end of period	13,130
ING VP INDEX PLUS LARGECAP PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.96
Value at end of period	$11.60
Number of accumulation units outstanding at end of period	74,963
ING VP INDEX PLUS MIDCAP PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$12.19
Value at end of period	$20.08
Number of accumulation units outstanding at end of period	23,444
ING VP INDEX PLUS SMALLCAP PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$12.66
Value at end of period	$15.97
Number of accumulation units outstanding at end of period	15,909
ING VP INTERMEDIATE BOND PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.68
Value at end of period	$14.49
Number of accumulation units outstanding at end of period	39,466
ING VP INTERNATIONAL EQUITY PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.69
Value at end of period	$10.94
Number of accumulation units outstanding at end of period	202

Condensed Financial Information (continued)

	2004
ING VP INTERNATIONAL VALUE PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.49
Value at end of period	$12.13
Number of accumulation units outstanding at end of period	4,962
ING VP MAGNACAP PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.20
Value at end of period	$9.68
Number of accumulation units outstanding at end of period	23
ING VP MIDCAP OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.74
Value at end of period	$11.43
Number of accumulation units outstanding at end of period	2,408
ING VP MONEY MARKET PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.21
Value at end of period	$11.95
Number of accumulation units outstanding at end of period	10,830
ING VP NATURAL RESOURCES TRUST	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$12.85
Value at end of period	$14.15
Number of accumulation units outstanding at end of period	848
ING VP SMALL COMPANY PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.53
Value at end of period	$15.50
Number of accumulation units outstanding at end of period	17,191
ING VP SMALLCAP OPPORTUNITIES PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$7.83
Value at end of period	$8.08
Number of accumulation units outstanding at end of period	970
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.73
Value at end of period	$11.58
Number of accumulation units outstanding at end of period	11,925

Condensed Financial Information (continued)

	2004
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.62
Value at end of period	$11.41
Number of accumulation units outstanding at end of period	22,076
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.86
Value at end of period	$12.49
Number of accumulation units outstanding at end of period	6,306
ING VP VALUE OPPORTUNITY PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.01
Value at end of period	$12.41
Number of accumulation units outstanding at end of period	14,748
JANUS ASPEN BALANCED PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.77
Value at end of period	$15.57
Number of accumulation units outstanding at end of period	33,226
JANUS ASPEN FLEXIBLE BOND PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.81
Value at end of period	$14.31
Number of accumulation units outstanding at end of period	11,507
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.55
Value at end of period	$10.55
Number of accumulation units outstanding at end of period	27,871
JANUS ASPEN MID CAP GROWTH PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.41
Value at end of period	$12.79
Number of accumulation units outstanding at end of period	112,053
JANUS ASPEN WORLDWIDE GROWTH PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$9.42
Value at end of period	$10.27
Number of accumulation units outstanding at end of period	82,855

Condensed Financial Information (continued)

	2004
LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.87
Value at end of period	$11.85
Number of accumulation units outstanding at end of period	15,217
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.85
Value at end of period	$14.20
Number of accumulation units outstanding at end of period	9,662
OPPENHEIMER GLOBAL SECURITIES FUND/VA	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$11.54
Value at end of period	$18.82
Number of accumulation units outstanding at end of period	30,974
OPPENHEIMER STRATEGIC BOND FUND/VA	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$12.80
Value at end of period	$14.63
Number of accumulation units outstanding at end of period	3,903
PIONEER EQUITY INCOME VCT PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$10.22
Value at end of period	$11.57
Number of accumulation units outstanding at end of period	2,029
PIONEER MID CAP VALUE VCT PORTFOLIO	
(Funds were first received in this option during January 2004)	
Value at beginning of period	$12.58
Value at end of period	$14.69
Number of accumulation units outstanding at end of period	2,094

CONDENSED FINANCIAL INFORMATION

TABLE XXXVIII
FOR CONTRACTS ISSUED TO PENNSYLVANIA ARP
WITH DIFFERING TOTAL SEPARATE ACCOUNT CHARGES
(Selected data for accumulation units outstanding throughout each period)

	2004	2003
AIM V.I. CORE EQUITY FUND		
(Funds were first received in this option during February 2004)		
Value at beginning of period	$10.55	
Value at end of period	$11.55	
Number of accumulation units outstanding at end of period	206	
FIDELITY® VIP CONTRAFUND® PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$11.50	$11.07
Value at end of period	$13.17	$11.50
Number of accumulation units outstanding at end of period	18,405	8,227
FIDELITY® VIP GROWTH PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$9.27	$8.90
Value at end of period	$9.50	$9.27
Number of accumulation units outstanding at end of period	3,972	317
FRANKLIN SMALL CAP VALUE SECURITIES FUND		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$12.28	$10.28
Value at end of period	$15.09	$12.28
Number of accumulation units outstanding at end of period	11,968	2,343
ING AMERICAN CENTURY SELECT PORTFOLIO		
(Funds were first received in this option during September 2003)		
Value at beginning of period	$8.81	$8.11
Value at end of period	$9.19	$8.81
Number of accumulation units outstanding at end of period	777	245
ING BARON SMALL CAP GROWTH PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$11.65	$10.32
Value at end of period	$14.84	$11.65
Number of accumulation units outstanding at end of period	3,430	2,498
ING JPMORGAN FLEMING INTERNATIONAL PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$9.58	$9.14
Value at end of period	$11.29	$9.58
Number of accumulation units outstanding at end of period	1,296	4

Condensed Financial Information (continued)

	2004	2003
ING PIMCO TOTAL RETURN PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$11.20	$10.90
Value at end of period	$11.64	$11.20
Number of accumulation units outstanding at end of period	5,432	3,241
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.37	$9.96
Value at end of period	$11.31	$10.37
Number of accumulation units outstanding at end of period	14,100	691
ING VAN KAMPEN COMSTOCK PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$10.82	$9.72
Value at end of period	$12.58	$10.82
Number of accumulation units outstanding at end of period	4,360	101
ING VP BALANCED PORTFOLIO, INC.		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.74	$10.47
Value at end of period	$11.64	$10.74
Number of accumulation units outstanding at end of period	776	60
ING VP INDEX PLUS LARGECAP PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$9.74	$9.35
Value at end of period	$10.67	$9.74
Number of accumulation units outstanding at end of period	5,766	2,836
ING VP INDEX PLUS MIDCAP PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$11.76	$10.11
Value at end of period	$13.62	$11.76
Number of accumulation units outstanding at end of period	2,316	154
ING VP INDEX PLUS SMALLCAP PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$12.09	$11.74
Value at end of period	$14.62	$12.09
Number of accumulation units outstanding at end of period	2,854	108
ING VP INTERMEDIATE BOND PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$11.70	$11.66
Value at end of period	$12.16	$11.70
Number of accumulation units outstanding at end of period	957	470

Condensed Financial Information (continued)

	2004	2003
ING VP INTERNATIONAL VALUE PORTFOLIO		
Value at beginning of period	$10.33	$8.74
Value at end of period	$12.05	$10.33
Number of accumulation units outstanding at end of period	11,146	1,627
ING VP MONEY MARKET PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.35	$10.35
Value at end of period	$10.36	$10.35
Number of accumulation units outstanding at end of period	1,244	5
ING VP SMALL COMPANY PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.96	$10.56
Value at end of period	$12.41	$10.96
Number of accumulation units outstanding at end of period	368	58
ING VP STRATEGIC ALLOCATION BALANCED PORTFOLIO		
(Funds were first received in this option during January 2004)		
Value at beginning of period	$10.67	
Value at end of period	$11.51	
Number of accumulation units outstanding at end of period	187	
ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.38	$10.04
Value at end of period	$11.52	$10.38
Number of accumulation units outstanding at end of period	1,377	74
ING VP STRATEGIC ALLOCATION INCOME PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.74	$10.53
Value at end of period	$11.49	$10.74
Number of accumulation units outstanding at end of period	1,007	555
ING VP VALUE OPPORTUNITY PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$8.85	$8.50
Value at end of period	$9.66	$8.85
Number of accumulation units outstanding at end of period	24	3
JANUS ASPEN BALANCED PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$10.66	$10.43
Value at end of period	$11.46	$10.66
Number of accumulation units outstanding at end of period	4,921	2,637

Condensed Financial Information (continued)

	2004	2003
JANUS ASPEN FLEXIBLE BOND PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$11.87	$11.82
Value at end of period	$12.23	$11.87
Number of accumulation units outstanding at end of period	1,009	431
JANUS ASPEN LARGE CAP GROWTH PORTFOLIO		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$9.27	$8.99
Value at end of period	$9.60	$9.27
Number of accumulation units outstanding at end of period	220	43
LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$11.65	$10.09
Value at end of period	$14.36	$11.65
Number of accumulation units outstanding at end of period	12,913	2,987
OPPENHEIMER GLOBAL SECURITIES FUND/VA		
(Funds were first received in this option during December 2003)		
Value at beginning of period	$11.06	$10.51
Value at end of period	$13.07	$11.06
Number of accumulation units outstanding at end of period	11,774	1,818
PIONEER EQUITY INCOME VCT PORTFOLIO		
(Funds were first received in this option during August 2003)		
Value at beginning of period	$10.11	$9.05
Value at end of period	$11.69	$10.11
Number of accumulation units outstanding at end of period	18,301	6,272
PIONEER MID CAP VALUE VCT PORTFOLIO		
(Funds were first received in this option during September 2003)		
Value at beginning of period	$12.24	$10.82
Value at end of period	$14.86	$12.24
Number of accumulation units outstanding at end of period	1,094	84

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of an Account C prospectus dated April 29, 2005, as well as all current prospectuses for the funds available under the Contracts.

_____ Please send an Account C Statement of Additional Information (Form No. SAI.01107-05) dated April 29, 2005.

_____ Please send the most recent annual and/or quarterly report of ING Life Insurance and Annuity Company.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.01107-05

VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY

Statement of Additional Information dated April 29, 2005

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus dated April 29, 2005. The contracts offered in connection with the prospectus are group or individual deferred variable annuity contracts funded through Variable Annuity Account C (the "separate account").

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration, TS21
151 Farmington Avenue
Hartford, Connecticut 06156
1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company", "we", "us", "our") is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to May 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

As of December 31, 2004, the Company and its subsidiary life company had $53 billion invested through their products, including $34 billion in their separate accounts (of which the Company, or its management affiliates ING Investment Management Co. and ING Investments, LLC manages or oversees the management of $19 billion). The Company is ranked among the top 5% of all life and health insurance companies rated by A.M. Best Company as of July 16, 2004. The Company is an indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

In addition to serving as the depositor for the separate account, the Company is a registered investment adviser under the Investment Advisers Act of 1940. We provide investment advice to several of the registered management investment companies offered as variable investment options under the contracts funded by the separate account (see "Variable Annuity Account C" below).

Other than the mortality and expense risk charge, administrative expense charge and ING GET Fund guarantee charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Purchase payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds listed below. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

The funds currently available under the contract are as follows*:

The Funds	The Funds (Continued)	The Funds (Continued)
AIM V.I. Capital Appreciation Fund (Series I)	ING Marsico Growth Portfolio (Class S)	ING VP Global Science and Technology Portfolio (Class I)
AIM V.I. Core Equity Fund (Series I)	ING Marsico International Opportunities Portfolio (Class S)	ING VP Growth and Income Portfolio (Class I)
AIM V.I. Growth Fund (Series I)	ING MFS Capital Opportunities Portfolio (Initial Class)	ING VP Growth Portfolio (Class I)
AIM V.I. Premier Equity Fund (Series I)	ING MFS Total Return Portfolio (Class S)	ING VP Index Plus LargeCap Portfolio (Class I)
American Century® Income & Growth Fund (Advisor Class) [1][2]	ING MFS Utilities Portfolio (Class S)	ING VP Index Plus MidCap Portfolio (Class I)
Aquinas Growth Fund [1][3]	ING OpCap Balanced Value Portfolio (Service Class)	ING VP Index Plus SmallCap Portfolio (Class I)
Calvert Social Balanced Portfolio	ING Oppenheimer Global Portfolio (Initial Class)	ING VP Intermediate Bond Portfolio (Class I)**
EuroPacific Growth Fund® (Class R-4) [1]	ING Oppenheimer Main Street Portfolio (Class S)	ING VP International Equity Portfolio (Class I)
Evergreen Special Values Fund (Class A) [1]	ING Oppenheimer Strategic Income Portfolio (Initial Class)	ING VP International Value Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING PIMCO High Yield Portfolio (Class S)	ING VP MagnaCap Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING PIMCO Total Return Portfolio (Service Class)	ING VP MidCap Opportunities Portfolio (Class I)
Fidelity® VIP Growth Portfolio (Initial Class)	ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	ING VP Money Market Portfolio (Class I)
Fidelity® VIP Overseas Portfolio (Initial Class) [4]	ING Salomon Brothers Fundamental Value Portfolio (Service Class)	ING VP Natural Resources Trust
Franklin Small Cap Value Securities Fund (Class 2)	ING Salomon Brothers Large Cap Growth Portfolio (Initial Class)	ING VP Real Estate Portfolio (Class I)
Hibernia Mid Cap Equity Fund (Class A Shares) [1]	ING Solution 2015 Portfolio (Service Class) [6]	ING VP Small Company Portfolio (Class I)
ING Alliance Mid Cap Growth Portfolio (Class S)	ING Solution 2025 Portfolio (Service Class) [6]	ING VP SmallCap Opportunities Portfolio (Class I)
ING American Century Large Company Value Portfolio (Service Class)**	ING Solution 2035 Portfolio (Service Class) [6]	ING VP Strategic Allocation Balanced Portfolio (Class I)
ING American Century Select Portfolio (Initial Class)	ING Solution 2045 Portfolio (Service Class) [6]	ING VP Strategic Allocation Growth Portfolio (Class I)
ING American Century Small Cap Value Portfolio (Service Class)	ING Solution Income Portfolio (Service Class) [6]	ING VP Strategic Allocation Income Portfolio (Class I)
ING Baron Small Cap Growth Portfolio (Service Class)	ING Stock Index Portfolio (Class I)	ING VP Value Opportunity Portfolio (Class I)
ING Evergreen Health Sciences Portfolio (Class S)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)	Lord Abbett Series Fund - Growth and Income Portfolio (Class VC)
ING FMR^SM Diversified Mid Cap Portfolio (Class S)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	Lord Abbett Series Fund - Mid-Cap Value Portfolio (Class VC)
ING Fundamental Research Portfolio (Service Class)**	ING T. Rowe Price Equity Income Portfolio (Class S)	New Perspective Fund® (Class R-4) [1]
ING GET U.S. Core Portfolio	ING T. Rowe Price Growth Equity Portfolio (Initial Class)	Oppenheimer Developing Markets Fund (Class A) [1]
ING Goldman Sachs® Capital Growth Portfolio (Service Class) [5]	ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	Oppenheimer Main Street Small Cap Fund®/VA
ING JPMorgan Emerging Markets Equity Portfolio (Class S)	ING Van Kampen Comstock Portfolio (Service Class)	Pax World Balanced Fund, Inc. [1]
ING JPMorgan Fleming International Portfolio (Initial Class)	ING Van Kampen Equity and Income Portfolio (Initial Class)	PIMCO VIT Real Return Portfolio (Administrative Class)
ING JPMorgan Mid Cap Value Portfolio (Service Class)	ING Van Kampen Growth and Income Portfolio (Class S)	Pioneer Equity Income VCT Portfolio (Class I)
ING JPMorgan Small Cap Equity Portfolio (Class S)	ING VP Balanced Portfolio, Inc. (Class I)	Pioneer Fund VCT Portfolio (Class I)
ING Julius Baer Foreign Portfolio (Class S)	ING VP Financial Services Portfolio (Class I)	Pioneer High Yield VCT Portfolio (Class I)
ING Legg Mason Value Portfolio (Class S)		Pioneer Mid Cap Value VCT Portfolio (Class I)
		Templeton Global Bond Fund (Class A) [1]
		The Growth Fund of America® (Class R-4) [1]
		Wanger Select
		Wanger U.S. Smaller Companies
		Washington Mutual Investors Fund^SM (Class R-4) [1]

* The following funds are only available to a limited number of participants who did not participate in the fund substitution during April, 2005: Janus Aspen Balanced Portfolio (Institutional Shares), Janus Aspen Flexible Bond Portfolio (Institutional Shares), Janus Aspen Forty Portfolio (Service Shares), Janus Aspen Large Cap Portfolio (Institutional Shares), Janus Aspen Mid Cap Growth Portfolio (Institutional Shares), Janus Twenty Fund, Janus Aspen Worldwide Growth Portfolio (Institutional Shares), Oppenheimer Global Securities Fund/VA and Oppenheimer Strategic Bond Fund/VA. Some of these funds have had name changes. See Appendix VI - Description of Underlying Funds in the prospectus for a complete list of former and current fund names.

** This fund has changed its name to the name listed above. See Appendix VI - Description of Underlying Funds in the prospectus for a complete list of former and current fund names.

[1] This fund is available to the general public. See "Additional Risks of Investing in the Funds."

[2] Only available to plans that were offering this fund prior to May 1, 2002.

[3] This Fund is not available for all plans. Availability is subject to plan sponsor approval.

[4] Only available to plans that were offering this fund prior to May 1, 2004.

[5] Goldman Sachs® is a registered service mark of Goldman, Sachs & Co., and it is used by agreement with Goldman, Sachs & Co.

[6] These portfolios are structured as fund of funds that invest directly in shares of underlying funds. See "Fees - Fund Fees and Expenses" for additional information.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectus and statement of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company is the depositor and the Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Contract Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2004, 2003 and 2002 amounted to $33,938,738.36, $32,306,093 and $28,823,475, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = $.9999058^{30}$ (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13. 405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = $.9998663^{30}$.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable

Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 600 Peachtree Street, Suite 2800, Atlanta, GA 30308, is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
ING Life Insurance and Annuity Company
Variable Annuity Account C
Year ended December 31, 2004
with Report of Independent Registered Public Accounting Firm

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ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Financial Statements
Year ended December 31, 2004

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") as of December 31, 2004, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Growth Series:
  AIM Health Sciences Fund - Investor Class
  AIM Mid Cap Core Equity Fund - Class A
  AIM Small Cap Growth Fund - Class A
AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I
  AIM V.I. Core Equity Fund - Series I
  AIM V.I. Growth Fund - Series I
  AIM V.I. Premier Equity Fund - Series I
Alliance Bernstein Variable Products Series Fund, Inc.:
  Alliance Bernstein Growth and Income Fund -
    Class A
  Alliance Bernstein Growth and Income Portfolio
American Balanced Fund® - Class R-3**
American Century® Income & Growth Fund-Advisor
  Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Baron Asset Fund
Baron Growth Fund
Calvert Variable Series, Inc.:
  Calvert Social Balanced Portfolio
EuroPacific Growth Fund® - Class R-3
EuroPacific Growth Fund® - Class R-4
Evergreen Special Values Fund - Class A
Fidelity® Advisor Mid Cap Fund - Class T
Fidelity® Variable Insurance Products:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio-Initial Class
  Fidelity® VIP *Asset Manager*℠ Portfolio - Initial
    Class

Fidelity® Variable Insurance Products (continued):
  Fidelity® VIP Overseas Portfolio-Initial Class
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund-Class 2
The Growth Fund of America® - Class R-3
The Growth Fund of America® - Class R-4
The Income Fund of America® - Class R-3
ING GET Fund:
  ING GET Fund - Series D
  ING GET Fund - Series E
  ING GET Fund - Series G
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
ING Investors Trust:
  ING Julius Baer Foreign Portfolio - Service Class
  ING MFS Total Return Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
ING Partners, Inc.:
  ING Aeltus Enhanced Index Portfolio - Service Class
  ING American Century Select Portfolio - Service
    Class

ING Partners, Inc. (continued):
  ING American Century Small Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth Portfolio - Service Class
  ING Salomon Brothers Fundamental Value Portfolio - Service Class
  ING Salomon Brothers Investors Value Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I
  ING Financial Services Fund - Class A
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET US Core Portfolio - Series 1
  ING GET US Core Portfolio - Series 2
  ING GET US Core Portfolio - Series 3
  ING GET US Core Portfolio - Series 5
  ING GET US Core Portfolio - Series 6
  ING GET US Core Portfolio - Series 7

ING GNMA Income Fund - Class A
ING Intermediate Bond Fund - Class A
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP Growth Opportunities Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio-Class I
  ING VP Real Estate Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio-Class I
ING Real Estate Fund - Class A
Janus Advisor Series Balanced Fund - Class I
Janus Aspen Series:
  Janus Aspen Balanced Portfolio-Institutional Shares
  Janus Aspen Capital Appreciation Portfolio-Service Shares
  Janus Aspen Flexible Income Portfolio-Institutional Shares
  Janus Aspen Growth Portfolio-Institutional Shares
  Janus Aspen Mid Cap Growth Portfolio-Institutional Shares
  Janus Aspen Worldwide Growth Portfolio-Institutional Shares
Janus Twenty Fund
Lord Abbett Affiliated Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Growth and Income Portfolio – Class VC
  Lord Abbett Mid-Cap Value Portfolio-Class VC
  Lord Abbett Mid Cap Value Fund - Class A
  Lord Abbett Small-Cap Value Fund - Class A
Massachusetts Investors Growth Stock Fund - Class A
MFS® Variable Insurance Trust[SM]:
  MFS® Total Return Series-Initial Class
Moderate Allocation Portfolio
Mutual Discovery Fund - Class R
New Perspective Fund® - Class R-3
New Perspective Fund® - Class R-4
Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund - Class A
Oppenheimer Global Fund - Class A
Oppenheimer Main Street Fund® - Class A

Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA
  Oppenheimer Main Street® Small Cap Fund/VA
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.
PIMCO NFJ Small-Cap Value Fund - Class A
PIMCO VIT Real Return Portfolio - Admin Class
Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio-Class I
  Pioneer Fund - Class A
  Pioneer Fund VCT Portfolio-Class I
  Pioneer High Yield VCT Portfolio - Class I
  Pioneer Mid Cap Value VCT Portfolio-Class I

Scudder Equity 500 Index Fund
T. Rowe Price Mid-Cap Value Fund - R Class
Templeton Foreign Fund - Class A
Templeton Growth Fund, Inc. - Class A
Templeton Income Trust:
  Templeton Global Bond Fund - Class A
UBS U.S. Small Cap Growth Fund - Class A
Vanguard® 500 Index Fund - Investor Shares
Vanguard® Variable Insurance Fund - Equity Income
  Portfolio
Wangers Advisors Trust:
  Wanger Select
  Wanger U.S. Smaller Companies
Washington Mutual Investors Fund[SM] - Class R-3
Washington Mutual Investors Fund[SM] - Class R-4

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures also included confirmation of securities owned as of December 31, 2004, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Divisions comprising the ING Life Insurance and Annuity Company Variable Annuity Account C at December 31, 2004, and the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 15, 2005

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	AIM Health Sciences	AIM Mid Cap Core Equity	AIM Small Cap Growth	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth
Assets						
Investments in mutual funds at fair value	$ 21	$ 196	$ -	$ 20,524	$ 38,313	$ 17,595
Total assets	21	196	-	20,524	38,313	17,595
Net assets	$ 21	$ 196	$ -	$ 20,524	$ 38,313	$ 17,595
Net assets						
Accumulation units	$ 21	$ 196	$ -	$ 20,524	$ 38,301	$ 17,595
Contracts in payout (annuitization) period	-	-	-	-	12	-
Total net assets	$ 21	$ 196	$ -	$ 20,524	$ 38,313	$ 17,595
Total number of shares	414	6,857	2	904,542	1,695,267	1,096,276
Cost of shares	$ 19	$ 194	$ -	$ 20,726	$ 41,023	$ 17,571

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	AIM V.I. Premier Equity	Alliance-Bernstein Growth and Income Fund	Alliance-Bernstein Growth and Income Portfolio	American Balanced Fund®	American Century® Income & Growth
Assets					
Investments in mutual funds					
at fair value	$ 19,636	$ 22	$ 50	$ 1,269	$ 4,389
Total assets	19,636	22	50	1,269	4,389
Net assets	$ 19,636	$ 22	$ 50	$ 1,269	$ 4,389
Net assets					
Accumulation units	$ 19,632	$ 22	$ 50	$ 1,269	$ 4,389
Contracts in payout (annuitization)					
period	4	-	-	-	-
Total net assets	$ 19,636	$ 22	$ 50	$ 1,269	$ 4,389
Total number of shares	921,877	5,877	2,064	70,681	143,195
Cost of shares	$ 20,241	$ 20	$ 48	$ 1,240	$ 3,840

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Ariel Appreciation	Ariel	Baron Asset	Baron Growth	Calvert Social Balanced
Assets					
Investments in mutual funds at fair value	$ 192	$ 154	$ 135	$ 392	$ 66,170
Total assets	192	154	135	392	66,170
Net assets	$ 192	$ 154	$ 135	$ 392	$ 66,170
Net assets					
Accumulation units	$ 192	$ 154	$ 135	$ 392	$ 66,170
Contracts in payout (annuitization) period	-	-	-	-	-
Total net assets	$ 192	$ 154	$ 135	$ 392	$ 66,170
Total number of shares	4,037	2,898	2,564	8,870	35,347,158
Cost of shares	$ 181	$ 147	$ 129	$ 344	$ 68,763

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values	Fidelity® Advisor Mid Cap	Fidelity® VIP Contrafund®
Assets					
Investments in mutual funds					
at fair value	$ 553	$ 16,360	$ 47,554	$ 423	$ 743,262
Total assets	553	16,360	47,554	423	743,262
Net assets	$ 553	$ 16,360	$ 47,554	$ 423	$ 743,262
Net assets					
Accumulation units	$ 553	$ 16,360	$ 47,554	$ 423	$ 741,643
Contracts in payout (annuitization)					
period	-	-	-	-	1,619
Total net assets	$ 553	$ 16,360	$ 47,554	$ 423	$ 743,262
Total number of shares	15,680	463,995	1,730,508	16,763	27,921,192
Cost of shares	$ 500	$ 14,989	$ 40,703	$ 380	$ 603,027

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Index 500
Assets					
Investments in mutual funds					
at fair value	$ 405,088	$ 377,338	$ 5,210	$ 20,327	$ 116,763
Total assets	405,088	377,338	5,210	20,327	116,763
Net assets	$ 405,088	$ 377,338	$ 5,210	$ 20,327	$ 116,763
Net assets					
Accumulation units	$ 404,293	$ 376,917	$ 5,117	$ 20,327	$ 116,763
Contracts in payout (annuitization)					
period	795	421	93	-	-
Total net assets	$ 405,088	$ 377,338	$ 5,210	$ 20,327	$ 116,763
Total number of shares	15,967,213	11,788,138	744,340	1,368,853	847,641
Cost of shares	$ 360,265	$ 473,572	$ 4,992	$ 20,453	$ 114,106

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Fidelity® VIP Overseas	Franklin Small-Mid Cap Growth	Franklin Small Cap Value Securities	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 41,057	$ 70	$ 50,132	$ 1,320	$ 51,341
Total assets	41,057	70	50,132	1,320	51,341
Net assets	$ 41,057	$ 70	$ 50,132	$ 1,320	$ 51,341
Net assets					
Accumulation units	$ 41,057	$ 70	$ 49,829	$ 1,320	$ 51,341
Contracts in payout (annuitization)					
period	-	-	303	-	-
Total net assets	$ 41,057	$ 70	$ 50,132	$ 1,320	$ 51,341
Total number of shares	2,343,408	2,041	3,203,324	48,724	1,885,457
Cost of shares	$ 36,421	$ 62	$ 42,958	$ 1,235	$ 47,803

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	The Income Fund of America® - Class R-3	ING GET Fund - Series H	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K
Assets					
Investments in mutual funds					
at fair value	$ 110	$ 13,499	$ 770	$ 351	$ 1,349
Total assets	110	13,499	770	351	1,349
Net assets	$ 110	$ 13,499	$ 770	$ 351	$ 1,349
Net assets					
Accumulation units	$ 110	$ 13,499	$ 770	$ 351	$ 1,349
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 110	$ 13,499	$ 770	$ 351	$ 1,349
Total number of shares	5,936	1,388,751	78,920	36,466	136,680
Cost of shares	$ 105	$ 13,999	$ 795	$ 366	$ 1,382

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series L	ING GET Fund - Series Q	ING GET Fund - Series S	ING VP Balanced	ING VP Emerging Markets
Assets					
Investments in mutual funds at fair value	$ 696	$ 3,849	$ 23,958	$ 692,148	$ 10,509
Total assets	696	3,849	23,958	692,148	10,509
Net assets	$ 696	$ 3,849	$ 23,958	$ 692,148	$ 10,509
Net assets					
Accumulation units	$ 696	$ 3,849	$ 23,958	$ 664,329	$ 10,509
Contracts in payout (annuitization) period	-	-	-	27,819	-
Total net assets	$ 696	$ 3,849	$ 23,958	$ 692,148	$ 10,509
Total number of shares	71,450	371,157	2,288,298	51,652,804	1,323,603
Cost of shares	$ 719	$ 3,718	$ 22,968	$ 743,884	$ 9,273

The accompanying notes are an integral part of these financial statements.

11

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP Intermediate Bond	ING VP Money Market	ING VP Natural Resources	ING Julius Baer Foreign	ING MFS Total Return
Assets					
Investments in mutual funds					
at fair value	$ 407,745	$ 216,952	$ 20,790	$ 1,428	$ 29,119
Total assets	407,745	216,952	20,790	1,428	29,119
Net assets	$ 407,745	$ 216,952	$ 20,790	$ 1,428	$ 29,119
Net assets					
Accumulation units	$ 402,003	$ 216,363	$ 20,790	$ 1,428	$ 29,119
Contracts in payout (annuitization)					
period	5,742	589	-	-	-
Total net assets	$ 407,745	$ 216,952	$ 20,790	$ 1,428	$ 29,119
Total number of shares	31,030,784	16,768,617	1,177,878	116,857	1,550,554
Cost of shares	$ 416,294	$ 216,127	$ 17,180	$ 1,328	$ 27,098

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING T. Rowe Price Equity Income	ING Aeltus Enhanced Index	ING American Century Select	ING American Century Small Cap Value	ING Baron Small Cap Growth
Assets					
Investments in mutual funds					
at fair value	$ 30,123	$ 1,536	$ 2,070	$ 25,577	$ 58,317
Total assets	30,123	1,536	2,070	25,577	58,317
Net assets	$ 30,123	$ 1,536	$ 2,070	$ 25,577	$ 58,317
Net assets					
Accumulation units	$ 30,123	$ 1,536	$ 2,070	$ 25,536	$ 58,205
Contracts in payout (annuitization)					
period	-	-	-	41	112
Total net assets	$ 30,123	$ 1,536	$ 2,070	$ 25,577	$ 58,317
Total number of shares	2,192,350	176,556	223,317	2,093,007	3,898,183
Cost of shares	$ 27,506	$ 1,405	$ 1,975	$ 23,715	$ 48,529

The accompanying notes are an integral part of these financial statements.

13

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Goldman Sachs® Capital Growth	ING JPMorgan International	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING OpCap Balanced Value
Assets					
Investments in mutual funds					
at fair value	$ 1,490	$ 138,552	$ 14,426	$ 143,585	$ 20,474
Total assets	1,490	138,552	14,426	143,585	20,474
Net assets	$ 1,490	$ 138,552	$ 14,426	$ 143,585	$ 20,474
Net assets					
Accumulation units	$ 1,490	$ 138,383	$ 14,377	$ 143,334	$ 20,256
Contracts in payout (annuitization)					
period	-	169	49	251	218
Total net assets	$ 1,490	$ 138,552	$ 14,426	$ 143,585	$ 20,474
Total number of shares	132,330	11,264,363	1,038,617	5,278,849	1,524,496
Cost of shares	$ 1,317	$ 105,794	$ 13,017	$ 208,378	$ 18,666

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Oppenheimer Global	ING PIMCO Total Return	ING Salomon Brothers Aggressive Growth - Initial Class	ING Salomon Brothers Aggressive Growth - Service Class	ING Salomon Brothers Fundamental Value
Assets					
Investments in mutual funds at fair value	$ 2,264	$ 43,692	$ 228,353	$ 16	$ 10,359
Total assets	2,264	43,692	228,353	16	10,359
Net assets	$ 2,264	$ 43,692	$ 228,353	$ 16	$ 10,359
Net assets					
Accumulation units	$ 2,244	$ 43,536	$ 228,277	$ 16	$ 10,304
Contracts in payout (annuitization) period	20	156	76	-	55
Total net assets	$ 2,264	$ 43,692	$ 228,353	$ 16	$ 10,359
Total number of shares	179,994	3,986,466	5,715,964	414	575,803
Cost of shares	$ 2,057	$ 42,897	$ 282,700	$ 16	$ 9,194

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Salomon Brothers Investors Value	ING T. Rowe Price Diversified Mid Cap Growth - Service Class	ING T. Rowe Price Growth Equity - Initial Class	ING T. Rowe Price Growth Equity - Service Class	ING UBS U.S. Large Cap Equity
Assets					
Investments in mutual funds at fair value	$ 5,760	$ 9,594	$ 291,385	$ 219	$ 135,468
Total assets	5,760	9,594	291,385	219	135,468
Net assets	$ 5,760	$ 9,594	$ 291,385	$ 219	$ 135,468
Net assets					
Accumulation units	$ 5,760	$ 9,585	$ 290,763	$ 219	$ 134,912
Contracts in payout (annuitization) period	-	9	622	-	556
Total net assets	$ 5,760	$ 9,594	$ 291,385	$ 219	$ 135,468
Total number of shares	406,498	1,200,745	5,849,933	4,429	15,788,780
Cost of shares	$ 5,190	$ 8,948	$ 279,505	$ 199	$ 159,100

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Van Kampen Comstock	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income
Assets					
Investments in mutual funds					
at fair value	$ 71,730	$ 2,372	$ 70,666	$ 81,653	$ 36,460
Total assets	71,730	2,372	70,666	81,653	36,460
Net assets	$ 71,730	$ 2,372	$ 70,666	$ 81,653	$ 36,460
Net assets					
Accumulation units	$ 70,654	$ 2,372	$ 70,261	$ 81,369	$ 36,313
Contracts in payout (annuitization)					
period	1,076	-	405	284	147
Total net assets	$ 71,730	$ 2,372	$ 70,666	$ 81,653	$ 36,460
Total number of shares	5,836,492	71,072	5,080,208	5,532,074	2,795,991
Cost of shares	$ 60,848	$ 2,196	$ 66,138	$ 76,959	$ 34,093

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING Financial Services	ING VP Growth and Income	ING GET US Core - Series 1	ING GET US Core - Series 2	ING GET US Core - Series 3
Assets					
Investments in mutual funds					
at fair value	$ 9	$ 2,182,323	$ 2,224	$ 18,726	$ 52,924
Total assets	9	2,182,323	2,224	18,726	52,924
Net assets	$ 9	$ 2,182,323	$ 2,224	$ 18,726	$ 52,924
Net assets					
Accumulation units	$ 9	$ 2,021,342	$ 2,224	$ 18,726	$ 52,924
Contracts in payout (annuitization)					
period	-	160,981	-	-	-
Total net assets	$ 9	$ 2,182,323	$ 2,224	$ 18,726	$ 52,924
Total number of shares	410	112,781,554	209,453	1,793,647	5,224,462
Cost of shares	$ 9	$ 3,237,586	$ 2,096	$ 17,947	$ 52,281

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING GET US Core - Series 5	ING GET US Core - Series 6	ING GET US Core - Series 7	ING GNMA Income	ING Intermediate Bond
Assets					
Investments in mutual funds					
at fair value	$ 696	$ 5,605	$ 4,017	$ 404	$ 535
Total assets	696	5,605	4,017	404	535
Net assets	$ 696	$ 5,605	$ 4,017	$ 404	$ 535
Net assets					
Accumulation units	$ 696	$ 5,605	$ 4,017	$ 404	$ 535
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 696	$ 5,605	$ 4,017	$ 404	$ 535
Total number of shares	65,822	553,811	401,309	46,714	51,245
Cost of shares	$ 659	$ 5,538	$ 4,014	$ 405	$ 536

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP Global Science and Technology	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap
Assets					
Investments in mutual funds					
at fair value	$ 40,737	$ 89,883	$ 562,520	$ 361,470	$ 158,486
Total assets	40,737	89,883	562,520	361,470	158,486
Net assets	$ 40,737	$ 89,883	$ 562,520	$ 361,470	$ 158,486
Net assets					
Accumulation units	$ 40,737	$ 89,673	$ 558,199	$ 360,442	$ 157,892
Contracts in payout (annuitization)					
period	-	210	4,321	1,028	594
Total net assets	$ 40,737	$ 89,883	$ 562,520	$ 361,470	$ 158,486
Total number of shares	10,664,217	9,401,996	37,956,839	19,904,753	9,669,699
Cost of shares	$ 37,951	$ 123,090	$ 604,721	$ 284,666	$ 121,084

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity	ING VP Financial Services	ING VP International Value
Assets					
Investments in mutual funds					
at fair value	$ 14,340	$ 175,779	$ 110,369	$ 194	$ 58,379
Total assets	14,340	175,779	110,369	194	58,379
Net assets	$ 14,340	$ 175,779	$ 110,369	$ 194	$ 58,379
Net assets					
Accumulation units	$ 14,317	$ 175,294	$ 110,369	$ 194	$ 58,092
Contracts in payout (annuitization)					
period	23	485	-	-	287
Total net assets	$ 14,340	$ 175,779	$ 110,369	$ 194	$ 58,379
Total number of shares	1,640,756	8,815,382	8,367,596	17,586	4,575,178
Cost of shares	$ 12,583	$ 126,771	$ 103,976	$ 181	$ 47,718

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	ING VP MagnaCap		ING VP MidCap Opportunities		ING VP Real Estate		ING VP SmallCap Opportunities		ING Real Estate	
Assets										
Investments in mutual funds										
at fair value	$	1,748	$	5,546	$	27,225	$	8,178	$	282
Total assets		1,748		5,546		27,225		8,178		282
Net assets	$	1,748	$	5,546	$	27,225	$	8,178	$	282
Net assets										
Accumulation units	$	1,748	$	5,546	$	27,225	$	8,178	$	282
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	1,748	$	5,546	$	27,225	$	8,178	$	282
Total number of shares		184,189		808,417		1,998,895		502,950		18,764
Cost of shares	$	1,486	$	5,022	$	23,927	$	7,210	$	263

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Janus Advisor Series Balanced	Janus Aspen Balanced	Janus Aspen Capital Appreciation	Janus Aspen Flexible Income	Janus Aspen Growth
Assets					
Investments in mutual funds at fair value	$ -	$ 356,943	$ 3,238	$ 78,169	$ 199,501
Total assets	-	356,943	3,238	78,169	199,501
Net assets	$ -	$ 356,943	$ 3,238	$ 78,169	$ 199,501
Net assets					
Accumulation units	$ -	$ 356,685	$ 3,238	$ 78,169	$ 199,142
Contracts in payout (annuitization) period	-	258	-	-	359
Total net assets	$ -	$ 356,943	$ 3,238	$ 78,169	$ 199,501
Total number of shares	4	14,634,819	132,772	6,438,970	9,940,264
Cost of shares	$ -	$ 349,136	$ 2,497	$ 79,222	$ 283,015

The accompanying notes are an integral part of these financial statements.

23

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Janus Twenty	Lord Abbett Affiliated	Lord Abbett Growth and Income
Assets					
Investments in mutual funds at fair value	$ 458,336	$ 425,591	$ 730	$ 221	$ 109,667
Total assets	458,336	425,591	730	221	109,667
Net assets	$ 458,336	$ 425,591	$ 730	$ 221	$ 109,667
Net assets					
Accumulation units	$ 458,336	$ 425,071	$ 730	$ 221	$ 108,984
Contracts in payout (annuitization) period	-	520	-	-	683
Total net assets	$ 458,336	$ 425,591	$ 730	$ 221	$ 109,667
Total number of shares	17,737,450	15,892,122	16,304	15,399	4,034,847
Cost of shares	$ 766,800	$ 601,444	$ 574	$ 205	$ 93,329

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Lord Abbett Mid-Cap Value - Class VC	Lord Abbett Mid Cap Value - Class A	Lord Abbett Small-Cap Value	Massachusetts Investors Growth Stock	MFS® Total Return
Assets					
Investments in mutual funds					
at fair value	$ 96,241	$ 290	$ 530	$ 180	$ 74,758
Total assets	96,241	290	530	180	74,758
Net assets	$ 96,241	$ 290	$ 530	$ 180	$ 74,758
Net assets					
Accumulation units	$ 96,041	$ 290	$ 530	$ 180	$ 74,758
Contracts in payout (annuitization)					
period	200	-	-	-	-
Total net assets	$ 96,241	$ 290	$ 530	$ 180	$ 74,758
Total number of shares	4,629,186	12,793	19,235	14,557	3,488,463
Cost of shares	$ 80,164	$ 269	$ 517	$ 164	$ 64,007

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Moderate Allocation		Mutual Discovery		New Perspective Fund® - Class R-3		New Perspective - Fund® - Class R-4		Oppenheimer Capital Appreciation	
Assets										
Investments in mutual funds										
at fair value	$	63	$	186	$	204	$	8,638	$	217
Total assets		63		186		204		8,638		217
Net assets	$	63	$	186	$	204	$	8,638	$	217
Net assets										
Accumulation units	$	63	$	186	$	204	$	8,638	$	217
Contracts in payout (annuitization)										
period		-		-		-		-		-
Total net assets	$	63	$	186	$	204	$	8,638	$	217
Total number of shares		4,397		7,756		7,438		313,181		5,271
Cost of shares	$	55	$	167	$	188	$	7,854	$	202

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Oppenheimer Developing Markets	Oppenheimer Global	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth	Oppenheimer Global Securities
Assets					
Investments in mutual funds					
at fair value	$ 37,377	$ 4	$ 13	$ 3	$ 410,368
Total assets	37,377	4	13	3	410,368
Net assets	$ 37,377	$ 4	$ 13	$ 3	$ 410,368
Net assets					
Accumulation units	$ 37,377	$ 4	$ 13	$ -	$ 409,412
Contracts in payout (annuitization)					
period	-	-	-	3	956
Total net assets	$ 37,377	$ 4	$ 13	$ 3	$ 410,368
Total number of shares	1,390,528	69	364	77	13,906,064
Cost of shares	$ 31,976	$ 4	$ 12	$ 3	$ 316,956

The accompanying notes are an integral part of these financial statements.

27

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Oppenheimer Main Street® Fund/VA	Oppenheimer Main Street® Small Cap	Oppenheimer Strategic Bond	Pax World Balanced	PIMCO NFJ Small-Cap Value
Assets					
Investments in mutual funds					
at fair value	$ 43	$ 5	$ 47,078	$ 16,523	$ 53
Total assets	43	5	47,078	16,523	53
Net assets	$ 43	$ 5	$ 47,078	$ 16,523	$ 53
Net assets					
Accumulation units	$ -	$ 5	$ 46,992	$ 16,523	$ 53
Contracts in payout (annuitization)					
period	43	-	86	-	-
Total net assets	$ 43	$ 5	$ 47,078	$ 16,523	$ 53
Total number of shares	2,073	283	9,036,108	711,594	1,821
Cost of shares	$ 38	$ 4	$ 43,768	$ 15,263	$ 48

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	PIMCO VIT Real Return	Pioneer High Yield	Pioneer Equity Income VCT	Pioneer Fund	Pioneer Fund VCT
Assets					
Investments in mutual funds					
at fair value	$ 9,519	$ 437	$ 28,279	$ 1	$ 2,601
Total assets	9,519	437	28,279	1	2,601
Net assets	$ 9,519	$ 437	$ 28,279	$ 1	$ 2,601
Net assets					
Accumulation units	$ 9,519	$ 437	$ 28,130	$ 1	$ 2,601
Contracts in payout (annuitization)					
period	-	-	149	-	-
Total net assets	$ 9,519	$ 437	$ 28,279	$ 1	$ 2,601
Total number of shares	736,747	37,661	1,374,112	33	126,437
Cost of shares	$ 9,577	$ 438	$ 25,017	$ 1	$ 2,262

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Pioneer High Yield VCT		Pioneer Mid Cap Value VCT		Scudder Equity 500 Index		T. Rowe Price Mid-Cap Value		Templeton Foreign	
Assets										
Investments in mutual funds										
at fair value	$	4,468	$	49,664	$	2	$	619	$	450
Total assets		4,468		49,664		2		619		450
Net assets	$	4,468	$	49,664	$	2	$	619	$	450
Net assets										
Accumulation units	$	4,468	$	49,397	$	2	$	619	$	450
Contracts in payout (annuitization)										
period		-		267		-		-		-
Total net assets	$	4,468	$	49,664	$	2	$	619	$	450
Total number of shares		382,894		2,013,128		13		27,179		36,589
Cost of shares	$	4,403	$	42,268	$	2	$	592	$	403

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Templeton Growth	Templeton Global Bond	UBS U.S. Small Cap Growth	Vanguard® 500 Index	Vanguard® Variable Insurance
Assets					
Investments in mutual funds					
at fair value	$ 61	$ 6,775	$ 48	$ 13	$ 208
Total assets	61	6,775	48	13	208
Net assets	$ 61	$ 6,775	$ 48	$ 13	$ 208
Net assets					
Accumulation units	$ 61	$ 6,775	$ 48	$ 13	$ 208
Contracts in payout (annuitization)					
period	-	-	-	-	-
Total net assets	$ 61	$ 6,775	$ 48	$ 13	$ 208
Total number of shares	2,677	608,714	3,543	170	10,671
Cost of shares	$ 58	$ 6,407	$ 43	$ 12	$ 191

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Assets and Liabilities
December 31, 2004
(Dollars in thousands)

	Wanger Select	Wanger U.S. Smaller Companies	Washington Mutual Investors[SM] - Class R-3	Washington Mutual Investors[SM] - Class R-4
Assets				
Investments in mutual funds				
at fair value	$ 2,227	$ 2,155	$ 1,232	$ 35,859
Total assets	2,227	2,155	1,232	35,859
Net assets	$ 2,227	$ 2,155	$ 1,232	$ 35,859
Net assets				
Accumulation units	$ 2,227	$ 2,155	$ 1,232	$ 35,859
Contracts in payout (annuitization)				
period	-	-	-	-
Total net assets	$ 2,227	$ 2,155	$ 1,232	$ 35,859
Total number of shares	100,725	68,696	40,175	1,167,672
Cost of shares	$ 2,137	$ 1,919	$ 1,178	$ 34,397

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	AIM Health Sciences	AIM Mid Cap Core Equity	AIM Small Cap Growth	AIM V.I. Capital Appreciation	AIM V.I. Core Equity	AIM V.I. Growth
Net investment income (loss)						
Income:						
Dividends	$ -	$ -	$ -	$ -	$ 367	$ -
Total investment income	-	-	-	-	367	-
Expenses:						
Mortality and expense risk and						
other charges	-	-	-	213	432	186
Total expenses	-	-	-	213	432	186
Net investment income (loss)	-	-	-	(213)	(65)	(186)
Realized and unrealized gain (loss)						
on investments						
Net realized gain (loss) on investments	-	-	-	(2,335)	(4,988)	(3,438)
Capital gains distributions	-	13	-	-	-	-
Total realized gain (loss) on investments						
and capital gains distributions	-	13	-	(2,335)	(4,988)	(3,438)
Net unrealized appreciation						
(depreciation) of investments	2	2	-	3,580	7,928	4,751
Net increase (decrease) in net assets						
resulting from operations	$ 2	$ 15	$ -	$ 1,032	$ 2,875	$ 1,127

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	AIM V.I. Premier Equity	Alliance-Bernstein Growth and Income Fund	Alliance-Bernstein Growth and Income Portfolio	American Balanced Fund®	American Century® Income & Growth
Net investment income (loss)					
Income:					
Dividends	$ 90	$ -	$ -	$ 7	$ 63
Total investment income	90	-	-	7	63
Expenses:					
Mortality and expense risk and					
other charges	204	-	-	3	32
Total expenses	204	-	-	3	32
Net investment income (loss)	(114)	-	-	4	31
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(2,219)	-	-	-	156
Capital gains distributions	-	-	-	29	-
Total realized gain (loss) on investments					
and capital gains distributions	(2,219)	-	-	29	156
Net unrealized appreciation					
(depreciation) of investments	3,175	2	2	29	212
Net increase (decrease) in net assets					
resulting from operations	$ 842	$ 2	$ 2	$ 62	$ 399

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Ariel Appreciation	Ariel	Baron Asset	Baron Growth	Calvert Social Balanced
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 1,082
Total investment income	-	-	-	-	1,082
Expenses:					
Mortality and expense risk and					
other charges	1	-	-	1	647
Total expenses	1	-	-	1	647
Net investment income (loss)	(1)	-	-	(1)	435
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	-	-	(115)
Capital gains distributions	4	5	3	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4	5	3	-	(115)
Net unrealized appreciation					
(depreciation) of investments	11	7	6	42	4,096
Net increase (decrease) in net assets					
resulting from operations	$ 14	$ 12	$ 9	$ 41	$ 4,416

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values	Fidelity® Advisor Mid Cap	Fidelity® VIP Contrafund®
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 227	$ 309	$ -	$ 2,008
Total investment income	7	227	309	-	2,008
Expenses:					
Mortality and expense risk and					
other charges	1	43	285	1	6,532
Total expenses	1	43	285	1	6,532
Net investment income (loss)	6	184	24	(1)	(4,524)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	(5)	368	-	6,291
Capital gains distributions	-	-	1,784	11	-
Total realized gain (loss) on investments					
and capital gains distributions	1	(5)	2,152	11	6,291
Net unrealized appreciation					
(depreciation) of investments	53	1,371	3,909	43	87,085
Net increase (decrease) in net assets					
resulting from operations	$ 60	$ 1,550	$ 6,085	$ 53	$ 88,852

The accompanying notes are an integral part of these financial statements.

36

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Fidelity® VIP Equity-Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*^{SM}	Fidelity® VIP Index 500
Net investment income (loss)					
Income:					
Dividends	$ 5,241	$ 997	$ 569	$ 588	$ 1,349
Total investment income	5,241	997	569	588	1,349
Expenses:					
Mortality and expense risk and					
other charges	3,760	4,026	60	217	1,087
Total expenses	3,760	4,026	60	217	1,087
Net investment income (loss)	1,481	(3,029)	509	371	262
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(52)	(5,418)	(63)	(1,138)	(1,689)
Capital gains distributions	1,252	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,200	(5,418)	(63)	(1,138)	(1,689)
Net unrealized appreciation					
(depreciation) of investments	34,754	15,744	(18)	1,644	11,434
Net increase (decrease) in net assets					
resulting from operations	$ 37,435	$ 7,297	$ 428	$ 877	$ 10,007

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Fidelity® VIP Overseas	Franklin Small-Mid Cap Growth	Franklin Small Cap Value Securities	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 394	$ -	$ 42	$ 3	$ 234
Total investment income	394	-	42	3	234
Expenses:					
Mortality and expense risk and					
other charges	393	-	292	3	133
Total expenses	393	-	292	3	133
Net investment income (loss)	1	-	(250)	-	101
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,313	-	1,628	-	1
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,313	-	1,628	-	1
Net unrealized appreciation					
(depreciation) of investments	1,946	8	5,351	85	3,538
Net increase (decrease) in net assets					
resulting from operations	$ 4,260	$ 8	$ 6,729	$ 85	$ 3,640

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	The Income Fund of America® - Class R-3	ING GET Fund - Series D	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 5,799	$ 5,062	$ 1,644	$ 746
Total investment income	1	5,799	5,062	1,644	746
Expenses:					
Mortality and expense risk and other charges	-	192	681	271	221
Total expenses	-	192	681	271	221
Net investment income (loss)	1	5,607	4,381	1,373	525
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(18,597)	(7,517)	(1,944)	(141)
Capital gains distributions	1	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	(18,597)	(7,517)	(1,944)	(141)
Net unrealized appreciation (depreciation) of investments	5	12,860	2,594	530	(368)
Net increase (decrease) in net assets resulting from operations	$ 7	$ (130)	$ (542)	$ (41)	$ 16

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series I	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q
Net investment income (loss)					
Income:					
Dividends	$ 36	$ 17	$ 56	$ 37	$ 150
Total investment income	36	17	56	37	150
Expenses:					
Mortality and expense risk and					
other charges	15	6	20	11	52
Total expenses	15	6	20	11	52
Net investment income (loss)	21	11	36	26	98
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4)	(1)	(2)	(4)	26
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(4)	(1)	(2)	(4)	26
Net unrealized appreciation					
(depreciation) of investments	(22)	(12)	(45)	(26)	(98)
Net increase (decrease) in net assets					
resulting from operations	$ (5)	$ (2)	$ (11)	$ (4)	$ 26

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET Fund - Series S	ING VP Balanced	ING VP Emerging Markets	ING VP Intermediate Bond	ING VP Money Market
Net investment income (loss)					
Income:					
Dividends	$ 749	$ 13,461	$ 78	$ 32,360	$ 2,594
Total investment income	749	13,461	78	32,360	2,594
Expenses:					
Mortality and expense risk and					
other charges	362	7,315	99	4,382	2,242
Total expenses	362	7,315	99	4,382	2,242
Net investment income (loss)	387	6,146	(21)	27,978	352
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	467	(10,010)	869	6,351	(180)
Capital gains distributions	432	-	-	16,340	-
Total realized gain (loss) on investments					
and capital gains distributions	899	(10,010)	869	22,691	(180)
Net unrealized appreciation					
(depreciation) of investments	(940)	57,025	674	(36,125)	27
Net increase (decrease) in net assets					
resulting from operations	$ 346	$ 53,161	$ 1,522	$ 14,544	$ 199

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Natural Resources	ING Julius Baer Foreign	ING MFS Total Return	ING T. Rowe Price Equity Income	ING Aeltus Enhanced Index
Net investment income (loss)					
Income:					
Dividends	$ 143	$ 1	$ 513	$ 239	$ 8
Total investment income	143	1	513	239	8
Expenses:					
Mortality and expense risk and other charges	157	4	187	167	14
Total expenses	157	4	187	167	14
Net investment income (loss)	(14)	(3)	326	72	(6)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,406	41	74	111	81
Capital gains distributions	-	7	-	142	-
Total realized gain (loss) on investments and capital gains distributions	1,406	48	74	253	81
Net unrealized appreciation (depreciation) of investments	421	100	1,618	2,450	48
Net increase (decrease) in net assets resulting from operations	$ 1,813	$ 145	$ 2,018	$ 2,775	$ 123

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING American Century Select	ING American Century Small Cap Value	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth	ING JPMorgan International
Net investment income (loss)					
Income:					
Dividends	$ -	$ 7	$ -	$ 1	$ 1,453
Total investment income	-	7	-	1	1,453
Expenses:					
Mortality and expense risk and other charges	27	171	350	12	1,322
Total expenses	27	171	350	12	1,322
Net investment income (loss)	(27)	(164)	(350)	(11)	131
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	209	863	1,811	32	7,586
Capital gains distributions	-	1,573	-	-	-
Total realized gain (loss) on investments and capital gains distributions	209	2,436	1,811	32	7,586
Net unrealized appreciation (depreciation) of investments	(140)	931	7,495	74	13,567
Net increase (decrease) in net assets resulting from operations	$ 42	$ 3,203	$ 8,956	$ 95	$ 21,284

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING JPMorgan Mid Cap Value	ING MFS Capital Opportunities	ING OpCap Balanced Value	ING Oppenheimer Global	ING PIMCO Total Return
Net investment income (loss)					
Income:					
Dividends	$ 20	$ 643	$ 161	$ -	$ -
Total investment income	20	643	161	-	-
Expenses:					
Mortality and expense risk and					
other charges	93	1,501	176	18	397
Total expenses	93	1,501	176	18	397
Net investment income (loss)	(73)	(858)	(15)	(18)	(397)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	504	(26,049)	339	140	(143)
Capital gains distributions	420	-	-	18	368
Total realized gain (loss) on investments					
and capital gains distributions	924	(26,049)	339	158	225
Net unrealized appreciation					
(depreciation) of investments	898	42,459	1,098	96	1,349
Net increase (decrease) in net assets					
resulting from operations	$ 1,749	$ 15,552	$ 1,422	$ 236	$ 1,177

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING Salomon Brothers Aggressive Growth - Initial Class	ING Salomon Brothers Aggressive Growth - Service Class	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value	ING T. Rowe Price Diversified Mid Cap Growth - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 45	$ -
Total investment income	-	-	-	45	-
Expenses:					
Mortality and expense risk and					
other charges	2,437	-	123	63	-
Total expenses	2,437	-	123	63	-
Net investment income (loss)	(2,437)	-	(123)	(18)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(6,887)	1	485	392	4
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(6,887)	1	485	392	4
Net unrealized appreciation					
(depreciation) of investments	27,553	-	269	13	(3)
Net increase (decrease) in net assets					
resulting from operations	$ 18,229	$ 1	$ 631	$ 387	$ 1

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth - Service Class	ING T. Rowe Price Growth Equity - Initial Class	ING T. Rowe Price Growth Equity - Service Class	ING UBS U.S. Large Cap Equity	ING Van Kampen Comstock
Net investment income (loss)					
Income:					
Dividends	$ -	$ 432	$ -	$ 1,029	$ -
Total investment income	-	432	-	1,029	-
Expenses:					
Mortality and expense risk and					
other charges	118	2,811	-	1,392	525
Total expenses	118	2,811	-	1,392	525
Net investment income (loss)	(118)	(2,379)	-	(363)	(525)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	726	1,108	-	(4,373)	1,016
Capital gains distributions	-	-	-	-	249
Total realized gain (loss) on investments					
and capital gains distributions	726	1,108	-	(4,373)	1,265
Net unrealized appreciation					
(depreciation) of investments	(158)	24,701	20	21,134	7,283
Net increase (decrease) in net assets					
resulting from operations	$ 450	$ 23,430	$ 20	$ 16,398	$ 8,023

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING Financial Services
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 804	$ 794	$ 635	$ -
Total investment income	6	804	794	635	-
Expenses:					
Mortality and expense risk and					
other charges	18	682	795	361	-
Total expenses	18	682	795	361	-
Net investment income (loss)	(12)	122	(1)	274	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	99	(563)	(482)	52	-
Capital gains distributions	-	-	-	-	1
Total realized gain (loss) on investments					
and capital gains distributions	99	(563)	(482)	52	1
Net unrealized appreciation					
(depreciation) of investments	64	6,282	8,330	2,011	-
Net increase (decrease) in net assets					
resulting from operations	$ 151	$ 5,841	$ 7,847	$ 2,337	$ 1

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Growth and Income	ING GET US Core - Series 1	ING GET US Core - Series 2	ING GET US Core - Series 3	ING GET US Core - Series 5
Net investment income (loss)					
Income:					
Dividends	$ 52,069	$ 16	$ 21	$ 1	$ -
Total investment income	52,069	16	21	1	-
Expenses:					
Mortality and expense risk and					
other charges	24,646	28	251	746	4
Total expenses	24,646	28	251	746	4
Net investment income (loss)	27,423	(12)	(230)	(745)	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(285,303)	9	67	(168)	-
Capital gains distributions	-	2	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(285,303)	11	67	(168)	-
Net unrealized appreciation					
(depreciation) of investments	406,325	49	625	643	37
Net increase (decrease) in net assets					
resulting from operations	$ 148,445	$ 48	$ 462	$ (270)	$ 33

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING GET US Core - Series 6	ING GET US Core - Series 7	ING GNMA Income	ING Intermediate Bond	ING VP Global Science and Technology
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 5	$ 4	$ -
Total investment income	-	-	5	4	-
Expenses:					
Mortality and expense risk and other charges	23	2	1	1	439
Total expenses	23	2	1	1	439
Net investment income (loss)	(23)	(2)	4	3	(439)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2	-	-	-	3,927
Capital gains distributions	-	-	-	2	-
Total realized gain (loss) on investments and capital gains distributions	2	-	-	2	3,927
Net unrealized appreciation (depreciation) of investments	67	3	(1)	(1)	(5,231)
Net increase (decrease) in net assets resulting from operations	$ 46	$ 1	$ 3	$ 4	$ (1,743)

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Growth	ING VP Index Plus LargeCap	ING VP Index Plus MidCap	ING VP Index Plus SmallCap	ING VP International Equity
Net investment income (loss)					
Income:					
Dividends	$ 116	$ 5,298	$ 1,204	$ 187	$ 158
Total investment income	116	5,298	1,204	187	158
Expenses:					
Mortality and expense risk and					
other charges	934	5,474	2,918	1,211	131
Total expenses	934	5,474	2,918	1,211	131
Net investment income (loss)	(818)	(176)	(1,714)	(1,024)	27
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(12,208)	(14,980)	649	1,259	1,606
Capital gains distributions	-	-	-	647	-
Total realized gain (loss) on investments					
and capital gains distributions	(12,208)	(14,980)	649	1,906	1,606
Net unrealized appreciation					
(depreciation) of investments	18,062	63,400	46,443	24,020	371
Net increase (decrease) in net assets					
resulting from operations	$ 5,036	$ 48,244	$ 45,378	$ 24,902	$ 2,004

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP Small Company	ING VP Value Opportunity	ING VP Financial Services	ING VP Growth Opportunities	ING VP International Value
Net investment income (loss)					
Income:					
Dividends	$ 484	$ 972	$ 1	$ -	$ 561
Total investment income	484	972	1	-	561
Expenses:					
Mortality and expense risk and					
other charges	1,706	1,190	1	5	433
Total expenses	1,706	1,190	1	5	433
Net investment income (loss)	(1,222)	(218)	-	(5)	128
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5,232	(9,363)	-	162	1,986
Capital gains distributions	-	-	2	-	-
Total realized gain (loss) on investments					
and capital gains distributions	5,232	(9,363)	2	162	1,986
Net unrealized appreciation					
(depreciation) of investments	16,525	19,282	13	(100)	5,361
Net increase (decrease) in net assets					
resulting from operations	$ 20,535	$ 9,701	$ 15	$ 57	$ 7,475

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	ING VP MagnaCap	ING VP MidCap Opportunities	ING VP Real Estate	ING VP SmallCap Opportunities	ING Real Estate
Net investment income (loss)					
Income:					
Dividends	$ 27	$ -	$ 334	$ -	$ 4
Total investment income	27	-	334	-	4
Expenses:					
Mortality and expense risk and					
other charges	19	57	74	66	1
Total expenses	19	57	74	66	1
Net investment income (loss)	8	(57)	260	(66)	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	111	403	21	571	-
Capital gains distributions	-	-	285	-	15
Total realized gain (loss) on investments					
and capital gains distributions	111	403	306	571	15
Net unrealized appreciation					
(depreciation) of investments	5	53	3,298	177	19
Net increase (decrease) in net assets					
resulting from operations	$ 124	$ 399	$ 3,864	$ 682	$ 37

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Janus Advisor Series Balanced	Janus Aspen Balanced	Janus Aspen Capital Appreciation	Janus Aspen Flexible Income	Janus Aspen Growth
Net investment income (loss)					
Income:					
Dividends	$ -	$ 8,054	$ 1	$ 4,666	$ 292
Total investment income	-	8,054	1	4,666	292
Expenses:					
Mortality and expense risk and					
other charges	-	3,832	33	833	2,254
Total expenses	-	3,832	33	833	2,254
Net investment income (loss)	-	4,222	(32)	3,833	(1,962)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(2,816)	181	1,064	(24,092)
Capital gains distributions	-	-	-	656	-
Total realized gain (loss) on investments					
and capital gains distributions	-	(2,816)	181	1,720	(24,092)
Net unrealized appreciation					
(depreciation) of investments	-	24,167	326	(3,208)	31,387
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 25,573	$ 475	$ 2,345	$ 5,333

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Janus Twenty	Lord Abbett Affiliated	Lord Abbett Growth and Income
Net investment income (loss)					
Income:					
Dividends	$ -	$ 4,550	$ -	$ 1	$ 857
Total investment income	-	4,550	-	1	857
Expenses:					
Mortality and expense risk and					
other charges	4,706	4,958	6	1	857
Total expenses	4,706	4,958	6	1	857
Net investment income (loss)	(4,706)	(408)	(6)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(86,576)	(19,474)	(13)	-	40
Capital gains distributions	-	-	-	3	871
Total realized gain (loss) on investments					
and capital gains distributions	(86,576)	(19,474)	(13)	3	911
Net unrealized appreciation					
(depreciation) of investments	170,273	32,506	152	10	9,290
Net increase (decrease) in net assets					
resulting from operations	$ 78,991	$ 12,624	$ 133	$ 13	$ 10,201

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Lord Abbett Mid-Cap Value - Class VC	Lord Abbett Mid Cap Value - Class A	Lord Abbett Small-Cap Value	Massachusetts Investors Growth Stock	MFS® Total Return
Net investment income (loss)					
Income:					
Dividends	$ 251	$ 1	$ -	$ 1	$ 1,034
Total investment income	251	1	-	1	1,034
Expenses:					
Mortality and expense risk and					
other charges	594	1	1	1	676
Total expenses	594	1	1	1	676
Net investment income (loss)	(343)	-	(1)	-	358
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	628	-	1	-	257
Capital gains distributions	1,278	8	43	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1,906	8	44	-	257
Net unrealized appreciation					
(depreciation) of investments	12,041	21	13	16	5,989
Net increase (decrease) in net assets					
resulting from operations	$ 13,604	$ 29	$ 56	$ 16	$ 6,604

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Moderate Allocation	Mutual Discovery	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	Oppenheimer Capital Appreciation
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ 1	$ 83	$ -
Total investment income	-	3	1	83	-
Expenses:					
Mortality and expense risk and					
other charges	-	-	-	24	1
Total expenses	-	-	-	24	1
Net investment income (loss)	-	3	1	59	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	-	1	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	-	-	1	-
Net unrealized appreciation					
(depreciation) of investments	63	19	16	784	15
Net increase (decrease) in net assets					
resulting from operations	$ 63	$ 22	$ 17	$ 844	$ 14

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Oppenheimer Developing Markets	Oppenheimer Global	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth	Oppenheimer Global Securities
Net investment income (loss)					
Income:					
Dividends	$ 458	$ -	$ -	$ -	$ 3,624
Total investment income	458	-	-	-	3,624
Expenses:					
Mortality and expense risk and					
other charges	134	-	-	-	3,222
Total expenses	134	-	-	-	3,222
Net investment income (loss)	324	-	-	-	402
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	640	-	-	-	218
Capital gains distributions	159	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	799	-	-	-	218
Net unrealized appreciation					
(depreciation) of investments	4,988	-	1	-	58,591
Net increase (decrease) in net assets					
resulting from operations	$ 6,111	$ -	$ 1	$ -	$ 59,211

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Oppenheimer Main Street® Fund/VA	Oppenheimer Main Street® Small Cap	Oppenheimer Strategic Bond	Pax World Balanced	PIMCO NFJ Small-Cap Value
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1,770	$ 97	$ 1
Total investment income	-	-	1,770	97	1
Expenses:					
Mortality and expense risk and					
other charges	-	-	389	72	-
Total expenses	-	-	389	72	-
Net investment income (loss)	-	-	1,381	25	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	788	189	-
Capital gains distributions	-	-	-	-	3
Total realized gain (loss) on investments					
and capital gains distributions	-	-	788	189	3
Net unrealized appreciation					
(depreciation) of investments	3	1	899	1,039	5
Net increase (decrease) in net assets					
resulting from operations	$ 3	$ 1	$ 3,068	$ 1,253	$ 9

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	PIMCO VIT Real Return	Pioneer High Yield	Pioneer Equity Income VCT	Pioneer Fund	Pioneer Fund VCT
Net investment income (loss)					
Income:					
Dividends	$ 33	$ 6	$ 423	$ -	$ 24
Total investment income	33	6	423	-	24
Expenses:					
Mortality and expense risk and					
other charges	26	1	164	-	21
Total expenses	26	1	164	-	21
Net investment income (loss)	7	5	259	-	3
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	40	-	551	-	85
Capital gains distributions	272	10	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	312	10	551	-	85
Net unrealized appreciation					
(depreciation) of investments	(58)	(1)	1,984	-	136
Net increase (decrease) in net assets					
resulting from operations	$ 261	$ 14	$ 2,794	$ -	$ 224

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Pioneer High Yield VCT	Pioneer Mid Cap Value VCT	Scudder Equity 500 Index	T. Rowe Price Mid-Cap Value	Templeton Foreign
Net investment income (loss)					
Income:					
Dividends	$ 61	$ 83	$ -	$ 1	$ 7
Total investment income	61	83	-	1	7
Expenses:					
Mortality and expense risk and					
other charges	13	284	-	1	1
Total expenses	13	284	-	1	1
Net investment income (loss)	48	(201)	-	-	6
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	59	405	-	-	-
Capital gains distributions	-	218	-	34	1
Total realized gain (loss) on investments					
and capital gains distributions	59	623	-	34	1
Net unrealized appreciation					
(depreciation) of investments	65	5,908	-	27	47
Net increase (decrease) in net assets					
resulting from operations	$ 172	$ 6,330	$ -	$ 61	$ 54

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Templeton Growth	Templeton Global Bond	UBS U.S. Small Cap Growth	Vanguard® 500 Index	Vanguard® Variable Insurance
Net investment income (loss)					
Income:					
Dividends	$ 1	$ 71	$ -	$ -	$ -
Total investment income	1	71	-	-	-
Expenses:					
Mortality and expense risk and					
other charges	-	14	-	-	1
Total expenses	-	14	-	-	1
Net investment income (loss)	1	57	-	-	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	8	-	-	-
Capital gains distributions	2	-	1	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2	8	1	-	-
Net unrealized appreciation					
(depreciation) of investments	3	368	5	(5)	17
Net increase (decrease) in net assets					
resulting from operations	$ 6	$ 433	$ 6	$ (5)	$ 16

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Operations
For the year ended December 31, 2004
(Dollars in thousands)

	Wanger Select	Wanger U.S. Smaller Companies	Washington Mutual Investors^{SM} - Class R-3	Washington Mutual Investors^{SM} - Class R-4
Net investment income (loss)				
Income:				
Dividends	$ -	$ -	$ 8	$ 218
Total investment income	-	-	8	218
Expenses:				
Mortality and expense risk and				
other charges	8	7	3	94
Total expenses	8	7	3	94
Net investment income (loss)	(8)	(7)	5	124
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	205	(9)	-	-
Capital gains distributions	-	-	10	299
Total realized gain (loss) on investments				
and capital gains distributions	205	(9)	10	299
Net unrealized appreciation				
(depreciation) of investments	90	236	54	1,462
Net increase (decrease) in net assets				
resulting from operations	$ 287	$ 220	$ 69	$ 1,885

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	AIM Health Sciences	AIM Mid Cap Core Equity	AIM Small Cap Growth	AIM V.I. Capital Appreciation	AIM V.I. Core Equity
Net assets at January 1, 2003	$ -	$ -	$ -	$ 15,302	$ 34,728
Increase (decrease) in net assets from operations					
Operations:					
Net investment income (loss)	-	-	-	(186)	(19)
Net realized gain (loss) on investments and capital gains distributions	-	-	-	(3,465)	(2,551)
Net unrealized appreciation (depreciation) during the year	-	-	-	8,085	10,595
Net increase (decrease) in net assets from operations	-	-	-	4,434	8,025
Changes from principal transactions:					
Total unit transactions	-	-	-	826	(231)
Net increase (decrease) in assets derived from principal transactions	-	-	-	826	(231)
Total increase (decrease) in net assets	-	-	-	5,260	7,794
Net assets at December 31, 2003	-	-	-	20,562	42,522
Increase (decrease) in net assets from operations					
Operations:					
Net investment income (loss)	-	-	-	(213)	(65)
Net realized gain (loss) on investments and capital gains distributions	-	13	-	(2,335)	(4,988)
Net unrealized appreciation (depreciation) during the year	2	2	-	3,580	7,928
Net increase (decrease) in net assets from operations	2	15	-	1,032	2,875
Changes from contract transactions:					
Total unit transactions	19	181	-	(1,070)	(7,084)
Net increase (decrease) in assets derived from principal transactions	19	181	-	(1,070)	(7,084)
Total increase (decrease) in net assets	21	196	-	(38)	(4,209)
Net assets at December 31, 2004	$ 21	$ 196	$ -	$ 20,524	$ 38,313

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	AIM V.I. Growth	AIM V.I. Premier Equity	Alliance-Bernstein Growth and Income Fund	Alliance-Bernstein Growth and Income Portfolio
Net assets at January 1, 2003	$ 11,403	$ 15,977	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(152)	(129)	-	-
Net realized gain (loss) on investments and capital gains				
distributions	(2,355)	(1,545)	-	-
Net unrealized appreciation (depreciation) during the year	6,249	5,662	-	-
Net increase (decrease) in net assets from operations	3,742	3,988	-	-
Changes from principal transactions:				
Total unit transactions	1,910	1,076	-	-
Net increase (decrease) in assets derived from				
principal transactions	1,910	1,076	-	-
Total increase (decrease) in net assets	5,652	5,064	-	-
Net assets at December 31, 2003	17,055	21,041	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(186)	(114)	-	-
Net realized gain (loss) on investments and capital gains				
distributions	(3,438)	(2,219)	-	-
Net unrealized appreciation (depreciation) during the year	4,751	3,175	2	2
Net increase (decrease) in net assets from operations	1,127	842	2	2
Changes from contract transactions:				
Total unit transactions	(587)	(2,247)	20	48
Net increase (decrease) in assets derived from				
principal transactions	(587)	(2,247)	20	48
Total increase (decrease) in net assets	540	(1,405)	22	50
Net assets at December 31, 2004	$ 17,595	$ 19,636	$ 22	$ 50

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	American Balanced Fund®	American Century® Income & Growth	Ariel Appreciation	Ariel
Net assets at January 1, 2003	$ -	$ 1,152	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	10	-	-
Net realized gain (loss) on investments and capital gains distributions	-	(1)	-	-
Net unrealized appreciation (depreciation) during the year	-	440	-	-
Net increase (decrease) in net assets from operations	-	449	-	-
Changes from principal transactions:				
Total unit transactions	-	890	-	-
Net increase (decrease) in assets derived from principal transactions	-	890	-	-
Total increase (decrease) in net assets	-	1,339	-	-
Net assets at December 31, 2003	-	2,491	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	31	(1)	-
Net realized gain (loss) on investments and capital gains distributions	29	156	4	5
Net unrealized appreciation (depreciation) during the year	29	212	11	7
Net increase (decrease) in net assets from operations	62	399	14	12
Changes from contract transactions:				
Total unit transactions	1,207	1,499	178	142
Net increase (decrease) in assets derived from principal transactions	1,207	1,499	178	142
Total increase (decrease) in net assets	1,269	1,898	192	154
Net assets at December 31, 2004	$ 1,269	$ 4,389	$ 192	$ 154

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Baron Asset	Baron Growth	Calvert Social Balanced	EuroPacific Growth Fund® - Class R-3
Net assets at January 1, 2003	$ -	$ -	$ 49,766	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	520	-
Net realized gain (loss) on investments and capital gains distributions	-	-	(538)	-
Net unrealized appreciation (depreciation) during the year	-	-	9,048	-
Net increase (decrease) in net assets from operations	-	-	9,030	-
Changes from principal transactions:				
Total unit transactions	-	-	1,780	-
Net increase (decrease) in assets derived from principal transactions	-	-	1,780	-
Total increase (decrease) in net assets	-	-	10,810	-
Net assets at December 31, 2003	-	-	60,576	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1)	435	6
Net realized gain (loss) on investments and capital gains distributions	3	-	(115)	1
Net unrealized appreciation (depreciation) during the year	6	42	4,096	53
Net increase (decrease) in net assets from operations	9	41	4,416	60
Changes from contract transactions:				
Total unit transactions	126	351	1,178	493
Net increase (decrease) in assets derived from principal transactions	126	351	1,178	493
Total increase (decrease) in net assets	135	392	5,594	553
Net assets at December 31, 2004	$ 135	$ 392	$ 66,170	$ 553

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Evergreen Special Values	Fidelity® Advisor Mid Cap	Fidelity® VIP Contrafund®
Net assets at January 1, 2003	$ -	$ 9,367	$ -	$ 382,356
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(118)	-	(2,805)
Net realized gain (loss) on investments and capital gains distributions	-	(267)	-	2,957
Net unrealized appreciation (depreciation) during the year	-	4,137	-	112,756
Net increase (decrease) in net assets from operations	-	3,752	-	112,908
Changes from principal transactions:				
Total unit transactions	-	4,019	-	69,108
Net increase (decrease) in assets derived from principal transactions	-	4,019	-	69,108
Total increase (decrease) in net assets	-	7,771	-	182,016
Net assets at December 31, 2003	-	17,138	-	564,372
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	184	24	(1)	(4,524)
Net realized gain (loss) on investments and capital gains distributions	(5)	2,152	11	6,291
Net unrealized appreciation (depreciation) during the year	1,371	3,909	43	87,085
Net increase (decrease) in net assets from operations	1,550	6,085	53	88,852
Changes from contract transactions:				
Total unit transactions	14,810	24,331	370	90,038
Net increase (decrease) in assets derived from principal transactions	14,810	24,331	370	90,038
Total increase (decrease) in net assets	16,360	30,416	423	178,890
Net assets at December 31, 2004	$ 16,360	$ 47,554	$ 423	$ 743,262

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP Equity- Income	Fidelity® VIP Growth	Fidelity® VIP High Income	Fidelity® VIP *Asset Manager*^{SM}
Net assets at January 1, 2003	$ 226,895	$ 277,744	$ 3,569	$ 18,235
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,598	(2,540)	229	495
Net realized gain (loss) on investments and capital gains				
distributions	(2,223)	(8,623)	942	(405)
Net unrealized appreciation (depreciation) during the year	70,405	98,646	154	3,010
Net increase (decrease) in net assets from operations	69,780	87,483	1,325	3,100
Changes from principal transactions:				
Total unit transactions	31,145	14,969	2,398	392
Net increase (decrease) in assets derived from				
principal transactions	31,145	14,969	2,398	392
Total increase (decrease) in net assets	100,925	102,452	3,723	3,492
Net assets at December 31, 2003	327,820	380,196	7,292	21,727
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,481	(3,029)	509	371
Net realized gain (loss) on investments and capital gains				
distributions	1,200	(5,418)	(63)	(1,138)
Net unrealized appreciation (depreciation) during the year	34,754	15,744	(18)	1,644
Net increase (decrease) in net assets from operations	37,435	7,297	428	877
Changes from contract transactions:				
Total unit transactions	39,833	(10,155)	(2,510)	(2,277)
Net increase (decrease) in assets derived from				
principal transactions	39,833	(10,155)	(2,510)	(2,277)
Total increase (decrease) in net assets	77,268	(2,858)	(2,082)	(1,400)
Net assets at December 31, 2004	$ 405,088	$ 377,338	$ 5,210	$ 20,327

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Fidelity® VIP Index 500	Fidelity® VIP Overseas	Franklin Small-Mid Cap Growth	Franklin Small Cap Value Securities
Net assets at January 1, 2003	$ 72,668	$ 14,076	$ -	$ 7,951
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	319	(91)	-	(93)
Net realized gain (loss) on investments and capital gains				
distributions	(4,305)	6,761	-	452
Net unrealized appreciation (depreciation) during the year	24,674	2,791	-	2,979
Net increase (decrease) in net assets from operations	20,688	9,461	-	3,338
Changes from principal transactions:				
Total unit transactions	7,690	6,804	-	4,594
Net increase (decrease) in assets derived from				
principal transactions	7,690	6,804	-	4,594
Total increase (decrease) in net assets	28,378	16,265	-	7,932
Net assets at December 31, 2003	101,046	30,341	-	15,883
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	262	1	-	(250)
Net realized gain (loss) on investments and capital gains				
distributions	(1,689)	2,313	-	1,628
Net unrealized appreciation (depreciation) during the year	11,434	1,946	8	5,351
Net increase (decrease) in net assets from operations	10,007	4,260	8	6,729
Changes from contract transactions:				
Total unit transactions	5,710	6,456	62	27,520
Net increase (decrease) in assets derived from				
principal transactions	5,710	6,456	62	27,520
Total increase (decrease) in net assets	15,717	10,716	70	34,249
Net assets at December 31, 2004	$ 116,763	$ 41,057	$ 70	$ 50,132

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Income Fund of America® - Class R-3	ING GET Fund - Series D
Net assets at January 1, 2003	$ -	$ -	$ -	$ 234,066
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	5,189
Net realized gain (loss) on investments and capital gains distributions	-	-	-	(7,603)
Net unrealized appreciation (depreciation) during the year	-	-	-	2,750
Net increase (decrease) in net assets from operations	-	-	-	336
Changes from principal transactions:				
Total unit transactions	-	-	-	(81,633)
Net increase (decrease) in assets derived from principal transactions	-	-	-	(81,633)
Total increase (decrease) in net assets	-	-	-	(81,297)
Net assets at December 31, 2003	-	-	-	152,769
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	101	1	5,607
Net realized gain (loss) on investments and capital gains distributions	-	1	1	(18,597)
Net unrealized appreciation (depreciation) during the year	85	3,538	5	12,860
Net increase (decrease) in net assets from operations	85	3,640	7	(130)
Changes from contract transactions:				
Total unit transactions	1,235	47,701	103	(152,639)
Net increase (decrease) in assets derived from principal transactions	1,235	47,701	103	(152,639)
Total increase (decrease) in net assets	1,320	51,341	110	(152,769)
Net assets at December 31, 2004	$ 1,320	$ 51,341	$ 110	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series E	ING GET Fund - Series G	ING GET Fund - Series H	ING GET Fund - Series I
Net assets at January 1, 2003	$ 104,443	$ 29,756	$ 23,282	$ 1,190
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2,544	724	563	19
Net realized gain (loss) on investments and capital gains distributions	(905)	(150)	(25)	-
Net unrealized appreciation (depreciation) during the year	(405)	(350)	(191)	(4)
Net increase (decrease) in net assets from operations	1,234	224	347	15
Changes from principal transactions:				
Total unit transactions	(26,021)	(6,149)	(5,094)	(113)
Net increase (decrease) in assets derived from principal transactions	(26,021)	(6,149)	(5,094)	(113)
Total increase (decrease) in net assets	(24,787)	(5,925)	(4,747)	(98)
Net assets at December 31, 2003	79,656	23,831	18,535	1,092
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4,381	1,373	525	21
Net realized gain (loss) on investments and capital gains distributions	(7,517)	(1,944)	(141)	(4)
Net unrealized appreciation (depreciation) during the year	2,594	530	(368)	(22)
Net increase (decrease) in net assets from operations	(542)	(41)	16	(5)
Changes from contract transactions:				
Total unit transactions	(79,114)	(23,790)	(5,052)	(317)
Net increase (decrease) in assets derived from principal transactions	(79,114)	(23,790)	(5,052)	(317)
Total increase (decrease) in net assets	(79,656)	(23,831)	(5,036)	(322)
Net assets at December 31, 2004	$ -	$ -	$ 13,499	$ 770

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series J	ING GET Fund - Series K	ING GET Fund - Series L	ING GET Fund - Series Q
Net assets at January 1, 2003	$ 394	$ 2,048	$ 1,187	$ 5,031
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	34	27	(61)
Net realized gain (loss) on investments and capital gains distributions	(1)	7	-	30
Net unrealized appreciation (depreciation) during the year	(2)	(23)	(3)	213
Net increase (decrease) in net assets from operations	4	18	24	182
Changes from principal transactions:				
Total unit transactions	(12)	(330)	(162)	(828)
Net increase (decrease) in assets derived from principal transactions	(12)	(330)	(162)	(828)
Total increase (decrease) in net assets	(8)	(312)	(138)	(646)
Net assets at December 31, 2003	386	1,736	1,049	4,385
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	11	36	26	98
Net realized gain (loss) on investments and capital gains distributions	(1)	(2)	(4)	26
Net unrealized appreciation (depreciation) during the year	(12)	(45)	(26)	(98)
Net increase (decrease) in net assets from operations	(2)	(11)	(4)	26
Changes from contract transactions:				
Total unit transactions	(33)	(376)	(349)	(562)
Net increase (decrease) in assets derived from principal transactions	(33)	(376)	(349)	(562)
Total increase (decrease) in net assets	(35)	(387)	(353)	(536)
Net assets at December 31, 2004	$ 351	$ 1,349	$ 696	$ 3,849

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET Fund - Series S	ING VP Balanced	ING VP Emerging Markets	ING VP Intermediate Bond
Net assets at January 1, 2003	$ 46,558	$ 597,925	$ 5,020	$ 458,178
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(465)	5,590	(61)	2,655
Net realized gain (loss) on investments and capital gains				
distributions	381	(20,852)	1,993	6,513
Net unrealized appreciation (depreciation) during the year	1,679	114,905	669	12,637
Net increase (decrease) in net assets from operations	1,595	99,643	2,601	21,805
Changes from principal transactions:				
Total unit transactions	(15,492)	(38,198)	551	(71,798)
Net increase (decrease) in assets derived from				
principal transactions	(15,492)	(38,198)	551	(71,798)
Total increase (decrease) in net assets	(13,897)	61,445	3,152	(49,993)
Net assets at December 31, 2003	32,661	659,370	8,172	408,185
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	387	6,146	(21)	27,978
Net realized gain (loss) on investments and capital gains				
distributions	899	(10,010)	869	22,691
Net unrealized appreciation (depreciation) during the year	(940)	57,025	674	(36,125)
Net increase (decrease) in net assets from operations	346	53,161	1,522	14,544
Changes from contract transactions:				
Total unit transactions	(9,049)	(20,383)	815	(14,984)
Net increase (decrease) in assets derived from				
principal transactions	(9,049)	(20,383)	815	(14,984)
Total increase (decrease) in net assets	(8,703)	32,778	2,337	(440)
Net assets at December 31, 2004	$ 23,958	$ 692,148	$ 10,509	$ 407,745

The accompanying notes are an integral part of these financial statements.

73

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Money Market	ING VP Natural Resources	ING Julius Baer Foreign	ING MFS Total Return
Net assets at January 1, 2003	$ 368,846	$ 11,897	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2,594	(123)	-	16
Net realized gain (loss) on investments and capital gains				
distributions	(2,912)	(744)	-	(1)
Net unrealized appreciation (depreciation) during the year	151	4,001	-	403
Net increase (decrease) in net assets from operations	(167)	3,134	-	418
Changes from principal transactions:				
Total unit transactions	(111,202)	(1,060)	-	7,871
Net increase (decrease) in assets derived from				
principal transactions	(111,202)	(1,060)	-	7,871
Total increase (decrease) in net assets	(111,369)	2,074	-	8,289
Net assets at December 31, 2003	257,477	13,971	-	8,289
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	352	(14)	(3)	326
Net realized gain (loss) on investments and capital gains				
distributions	(180)	1,406	48	74
Net unrealized appreciation (depreciation) during the year	27	421	100	1,618
Net increase (decrease) in net assets from operations	199	1,813	145	2,018
Changes from contract transactions:				
Total unit transactions	(40,724)	5,006	1,283	18,812
Net increase (decrease) in assets derived from				
principal transactions	(40,724)	5,006	1,283	18,812
Total increase (decrease) in net assets	(40,525)	6,819	1,428	20,830
Net assets at December 31, 2004	$ 216,952	$ 20,790	$ 1,428	$ 29,119

The accompanying notes are an integral part of these financial statements.

74

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING T. Rowe Price Equity Income	ING Aeltus Enhanced Index	ING American Century Select	ING American Century Small Cap Value
Net assets at January 1, 2003	$ -	$ 126	$ 255	$ 1,834
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(1)	(11)	(33)
Net realized gain (loss) on investments and capital gains distributions	25	16	47	201
Net unrealized appreciation (depreciation) during the year	167	85	249	960
Net increase (decrease) in net assets from operations	190	100	285	1,128
Changes from principal transactions:				
Total unit transactions	1,953	574	1,654	3,345
Net increase (decrease) in assets derived from principal transactions	1,953	574	1,654	3,345
Total increase (decrease) in net assets	2,143	674	1,939	4,473
Net assets at December 31, 2003	2,143	800	2,194	6,307
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	72	(6)	(27)	(164)
Net realized gain (loss) on investments and capital gains distributions	253	81	209	2,436
Net unrealized appreciation (depreciation) during the year	2,450	48	(140)	931
Net increase (decrease) in net assets from operations	2,775	123	42	3,203
Changes from contract transactions:				
Total unit transactions	25,205	613	(166)	16,067
Net increase (decrease) in assets derived from principal transactions	25,205	613	(166)	16,067
Total increase (decrease) in net assets	27,980	736	(124)	19,270
Net assets at December 31, 2004	$ 30,123	$ 1,536	$ 2,070	$ 25,577

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Baron Small Cap Growth	ING Goldman Sachs® Capital Growth	ING JPMorgan International	ING JPMorgan Mid Cap Value
Net assets at January 1, 2003	$ 3,239	$ 347	$ 107,839	$ 1,038
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(87)	(6)	5	(12)
Net realized gain (loss) on investments and capital gains distributions	175	10	13,443	93
Net unrealized appreciation (depreciation) during the year	2,280	112	19,848	486
Net increase (decrease) in net assets from operations	2,368	116	33,296	567
Changes from principal transactions:				
Total unit transactions	9,650	364	(14,631)	2,394
Net increase (decrease) in assets derived from principal transactions	9,650	364	(14,631)	2,394
Total increase (decrease) in net assets	12,018	480	18,665	2,961
Net assets at December 31, 2003	15,257	827	126,504	3,999
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(350)	(11)	131	(73)
Net realized gain (loss) on investments and capital gains distributions	1,811	32	7,586	924
Net unrealized appreciation (depreciation) during the year	7,495	74	13,567	898
Net increase (decrease) in net assets from operations	8,956	95	21,284	1,749
Changes from contract transactions:				
Total unit transactions	34,104	568	(9,236)	8,678
Net increase (decrease) in assets derived from principal transactions	34,104	568	(9,236)	8,678
Total increase (decrease) in net assets	43,060	663	12,048	10,427
Net assets at December 31, 2004	$ 58,317	$ 1,490	$ 138,552	$ 14,426

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING MFS Capital Opportunities	ING OpCap Balanced Value	ING Oppenheimer Global	ING PIMCO Total Return
Net assets at January 1, 2003	$ 129,150	$ 515	$ 202	$ 16,279
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,132)	43	(7)	563
Net realized gain (loss) on investments and capital gains				
distributions	(9,998)	69	99	834
Net unrealized appreciation (depreciation) during the year	43,736	692	116	(744)
Net increase (decrease) in net assets from operations	32,606	804	208	653
Changes from principal transactions:				
Total unit transactions	(10,259)	7,864	884	14,295
Net increase (decrease) in assets derived from				
principal transactions	(10,259)	7,864	884	14,295
Total increase (decrease) in net assets	22,347	8,668	1,092	14,948
Net assets at December 31, 2003	151,497	9,183	1,294	31,227
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(858)	(15)	(18)	(397)
Net realized gain (loss) on investments and capital gains				
distributions	(26,049)	339	158	225
Net unrealized appreciation (depreciation) during the year	42,459	1,098	96	1,349
Net increase (decrease) in net assets from operations	15,552	1,422	236	1,177
Changes from contract transactions:				
Total unit transactions	(23,464)	9,869	734	11,288
Net increase (decrease) in assets derived from				
principal transactions	(23,464)	9,869	734	11,288
Total increase (decrease) in net assets	(7,912)	11,291	970	12,465
Net assets at December 31, 2004	$ 143,585	$ 20,474	$ 2,264	$ 43,692

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING Salomon Brothers Aggressive Growth - Initial Class	ING Salomon Brothers Aggressive Growth - Service Class	ING Salomon Brothers Fundamental Value	ING Salomon Brothers Investors Value
Net assets at January 1, 2003	$ 175,927	$ -	$ 244	$ 635
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,138)	-	26	(8)
Net realized gain (loss) on investments and capital gains distributions	(11,102)	-	209	25
Net unrealized appreciation (depreciation) during the year	76,768	-	900	574
Net increase (decrease) in net assets from operations	63,528	-	1,135	591
Changes from principal transactions:				
Total unit transactions	329	-	8,035	2,793
Net increase (decrease) in assets derived from principal transactions	329	-	8,035	2,793
Total increase (decrease) in net assets	63,857	-	9,170	3,384
Net assets at December 31, 2003	239,784	-	9,414	4,019
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,437)	-	(123)	(18)
Net realized gain (loss) on investments and capital gains distributions	(6,887)	1	485	392
Net unrealized appreciation (depreciation) during the year	27,553	-	269	13
Net increase (decrease) in net assets from operations	18,229	1	631	387
Changes from contract transactions:				
Total unit transactions	(29,660)	15	314	1,354
Net increase (decrease) in assets derived from principal transactions	(29,660)	15	314	1,354
Total increase (decrease) in net assets	(11,431)	16	945	1,741
Net assets at December 31, 2004	$ 228,353	$ 16	$ 10,359	$ 5,760

The accompanying notes are an integral part of these financial statements.

78

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth - Service Class	ING T. Rowe Price Growth Equity - Initial Class	ING T. Rowe Price Growth Equity - Service Class
Net assets at January 1, 2003	$ -	$ 902	$ 169,889	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(41)	(1,770)	-
Net realized gain (loss) on investments and capital gains distributions	3	306	(1,850)	-
Net unrealized appreciation (depreciation) during the year	3	848	55,811	-
Net increase (decrease) in net assets from operations	6	1,113	52,191	-
Changes from principal transactions:				
Total unit transactions	10	7,405	24,523	-
Net increase (decrease) in assets derived from principal transactions	10	7,405	24,523	-
Total increase (decrease) in net assets	16	8,518	76,714	-
Net assets at December 31, 2003	16	9,420	246,603	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(118)	(2,379)	-
Net realized gain (loss) on investments and capital gains distributions	4	726	1,108	-
Net unrealized appreciation (depreciation) during the year	(3)	(158)	24,701	20
Net increase (decrease) in net assets from operations	1	450	23,430	20
Changes from contract transactions:				
Total unit transactions	(17)	(276)	21,352	199
Net increase (decrease) in assets derived from principal transactions	(17)	(276)	21,352	199
Total increase (decrease) in net assets	(16)	174	44,782	219
Net assets at December 31, 2004	$ -	$ 9,594	$ 291,385	$ 219

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity	ING Van Kampen Comstock	ING Van Kampen Equity and Income	ING VP Strategic Allocation Balanced
Net assets at January 1, 2003	$ 114,492	$ 8,175	$ 474	$ 47,846
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(573)	12	(6)	226
Net realized gain (loss) on investments and capital gains				
distributions	(8,730)	454	42	(840)
Net unrealized appreciation (depreciation) during the year	34,528	3,979	116	9,405
Net increase (decrease) in net assets from operations	25,225	4,445	152	8,791
Changes from principal transactions:				
Total unit transactions	(11,642)	19,398	285	1,809
Net increase (decrease) in assets derived from				
principal transactions	(11,642)	19,398	285	1,809
Total increase (decrease) in net assets	13,583	23,843	437	10,600
Net assets at December 31, 2003	128,075	32,018	911	58,446
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(363)	(525)	(12)	122
Net realized gain (loss) on investments and capital gains				
distributions	(4,373)	1,265	99	(563)
Net unrealized appreciation (depreciation) during the year	21,134	7,283	64	6,282
Net increase (decrease) in net assets from operations	16,398	8,023	151	5,841
Changes from contract transactions:				
Total unit transactions	(9,005)	31,689	1,310	6,379
Net increase (decrease) in assets derived from				
principal transactions	(9,005)	31,689	1,310	6,379
Total increase (decrease) in net assets	7,393	39,712	1,461	12,220
Net assets at December 31, 2004	$ 135,468	$ 71,730	$ 2,372	$ 70,666

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Strategic Allocation Growth	ING VP Strategic Allocation Income	ING Financial Services	ING VP Growth and Income
Net assets at January 1, 2003	$ 56,046	$ 31,610	$ -	$ 2,141,418
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(107)	411	-	(23,918)
Net realized gain (loss) on investments and capital gains distributions	(1,375)	(527)	-	(425,719)
Net unrealized appreciation (depreciation) during the year	14,356	3,834	-	928,479
Net increase (decrease) in net assets from operations	12,874	3,718	-	478,842
Changes from principal transactions:				
Total unit transactions	913	(1,491)	-	(309,293)
Net increase (decrease) in assets derived from principal transactions	913	(1,491)	-	(309,293)
Total increase (decrease) in net assets	13,787	2,227	-	169,549
Net assets at December 31, 2003	69,833	33,837	-	2,310,967
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	274	-	27,423
Net realized gain (loss) on investments and capital gains distributions	(482)	52	1	(285,303)
Net unrealized appreciation (depreciation) during the year	8,330	2,011	-	406,325
Net increase (decrease) in net assets from operations	7,847	2,337	1	148,445
Changes from contract transactions:				
Total unit transactions	3,973	286	8	(277,089)
Net increase (decrease) in assets derived from principal transactions	3,973	286	8	(277,089)
Total increase (decrease) in net assets	11,820	2,623	9	(128,644)
Net assets at December 31, 2004	$ 81,653	$ 36,460	$ 9	$ 2,182,323

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET US Core - Series 1	ING GET US Core - Series 2	ING GET US Core - Series 3	ING GET US Core - Series 5
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(11)	(24)	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	79	154	-	-
Net increase (decrease) in net assets from operations	68	130	-	-
Changes from principal transactions:				
Total unit transactions	2,310	20,509	207	-
Net increase (decrease) in assets derived from principal transactions	2,310	20,509	207	-
Total increase (decrease) in net assets	2,378	20,639	207	-
Net assets at December 31, 2003	2,378	20,639	207	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(12)	(230)	(745)	(4)
Net realized gain (loss) on investments and capital gains distributions	11	67	(168)	-
Net unrealized appreciation (depreciation) during the year	49	625	643	37
Net increase (decrease) in net assets from operations	48	462	(270)	33
Changes from contract transactions:				
Total unit transactions	(202)	(2,375)	52,987	663
Net increase (decrease) in assets derived from principal transactions	(202)	(2,375)	52,987	663
Total increase (decrease) in net assets	(154)	(1,913)	52,717	696
Net assets at December 31, 2004	$ 2,224	$ 18,726	$ 52,924	$ 696

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING GET US Core - Series 6	ING GET US Core - Series 7	ING GNMA Income	ING Intermediate Bond
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2003	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(23)	(2)	4	3
Net realized gain (loss) on investments and capital gains distributions	2	-	-	2
Net unrealized appreciation (depreciation) during the year	67	3	(1)	(1)
Net increase (decrease) in net assets from operations	46	1	3	4
Changes from contract transactions:				
Total unit transactions	5,559	4,016	401	531
Net increase (decrease) in assets derived from principal transactions	5,559	4,016	401	531
Total increase (decrease) in net assets	5,605	4,017	404	535
Net assets at December 31, 2004	$ 5,605	$ 4,017	$ 404	$ 535

The accompanying notes are an integral part of these financial statements.

83

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Global Science and Technology		ING VP Growth		ING VP Index Plus LargeCap		ING VP Index Plus MidCap	
Net assets at January 1, 2003	$	23,001	$	76,539	$	378,460	$	144,261
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(329)		(881)		144		(1,031)
Net realized gain (loss) on investments and capital gains								
distributions		(1,973)		(11,268)		(12,981)		(2,145)
Net unrealized appreciation (depreciation) during the year		13,749		34,025		110,816		52,581
Net increase (decrease) in net assets from operations		11,447		21,876		97,979		49,405
Changes from principal transactions:								
Total unit transactions		12,847		(2,443)		26,982		40,095
Net increase (decrease) in assets derived from								
principal transactions		12,847		(2,443)		26,982		40,095
Total increase (decrease) in net assets		24,294		19,433		124,961		89,500
Net assets at December 31, 2003		47,295		95,972		503,421		233,761
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(439)		(818)		(176)		(1,714)
Net realized gain (loss) on investments and capital gains								
distributions		3,927		(12,208)		(14,980)		649
Net unrealized appreciation (depreciation) during the year		(5,231)		18,062		63,400		46,443
Net increase (decrease) in net assets from operations		(1,743)		5,036		48,244		45,378
Changes from contract transactions:								
Total unit transactions		(4,815)		(11,125)		10,855		82,331
Net increase (decrease) in assets derived from								
principal transactions		(4,815)		(11,125)		10,855		82,331
Total increase (decrease) in net assets		(6,558)		(6,089)		59,099		127,709
Net assets at December 31, 2004	$	40,737	$	89,883	$	562,520	$	361,470

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Index Plus SmallCap	ING VP International Equity	ING VP Small Company	ING VP Value Opportunity
Net assets at January 1, 2003	$ 54,579	$ 8,248	$ 115,085	$ 115,345
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(559)	3	(998)	(277)
Net realized gain (loss) on investments and capital gains				
distributions	(56)	1,452	(9,972)	(8,337)
Net unrealized appreciation (depreciation) during the year	21,801	1,316	52,820	34,754
Net increase (decrease) in net assets from operations	21,186	2,771	41,850	26,140
Changes from principal transactions:				
Total unit transactions	18,166	914	10,497	(8,309)
Net increase (decrease) in assets derived from				
principal transactions	18,166	914	10,497	(8,309)
Total increase (decrease) in net assets	39,352	3,685	52,347	17,831
Net assets at December 31, 2003	93,931	11,933	167,432	133,176
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,024)	27	(1,222)	(218)
Net realized gain (loss) on investments and capital gains				
distributions	1,906	1,606	5,232	(9,363)
Net unrealized appreciation (depreciation) during the year	24,020	371	16,525	19,282
Net increase (decrease) in net assets from operations	24,902	2,004	20,535	9,701
Changes from contract transactions:				
Total unit transactions	39,653	403	(12,188)	(32,508)
Net increase (decrease) in assets derived from				
principal transactions	39,653	403	(12,188)	(32,508)
Total increase (decrease) in net assets	64,555	2,407	8,347	(22,807)
Net assets at December 31, 2004	$ 158,486	$ 14,340	$ 175,779	$ 110,369

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP Financial Services	ING VP Growth Opportunities	ING VP International Value	ING VP MagnaCap
Net assets at January 1, 2003	$ -	$ 158	$ 12,825	$ 544
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(6)	70	1
Net realized gain (loss) on investments and capital gains distributions	-	38	(610)	(41)
Net unrealized appreciation (depreciation) during the year	-	123	6,551	315
Net increase (decrease) in net assets from operations	-	155	6,011	275
Changes from principal transactions:				
Total unit transactions	-	984	13,755	752
Net increase (decrease) in assets derived from principal transactions	-	984	13,755	752
Total increase (decrease) in net assets	-	1,139	19,766	1,027
Net assets at December 31, 2003	-	1,297	32,591	1,571
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(5)	128	8
Net realized gain (loss) on investments and capital gains distributions	2	162	1,986	111
Net unrealized appreciation (depreciation) during the year	13	(100)	5,361	5
Net increase (decrease) in net assets from operations	15	57	7,475	124
Changes from contract transactions:				
Total unit transactions	179	(1,354)	18,313	53
Net increase (decrease) in assets derived from principal transactions	179	(1,354)	18,313	53
Total increase (decrease) in net assets	194	(1,297)	25,788	177
Net assets at December 31, 2004	$ 194	$ -	$ 58,379	$ 1,748

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	ING VP MidCap Opportunities		ING VP Real Estate		ING VP SmallCap Opportunities		ING Real Estate	
Net assets at January 1, 2003	$	457	$	-	$	2,239	$	-
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(23)		-		(30)		-
Net realized gain (loss) on investments and capital gains distributions		155		-		(356)		-
Net unrealized appreciation (depreciation) during the year		495		-		1,518		-
Net increase (decrease) in net assets from operations		627		-		1,132		-
Changes from principal transactions:								
Total unit transactions		3,107		-		4,674		-
Net increase (decrease) in assets derived from principal transactions		3,107		-		4,674		-
Total increase (decrease) in net assets		3,734		-		5,806		-
Net assets at December 31, 2003		4,191		-		8,045		-
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		(57)		260		(66)		3
Net realized gain (loss) on investments and capital gains distributions		403		306		571		15
Net unrealized appreciation (depreciation) during the year		53		3,298		177		19
Net increase (decrease) in net assets from operations		399		3,864		682		37
Changes from contract transactions:								
Total unit transactions		956		23,361		(549)		245
Net increase (decrease) in assets derived from principal transactions		956		23,361		(549)		245
Total increase (decrease) in net assets		1,355		27,225		133		282
Net assets at December 31, 2004	$	5,546	$	27,225	$	8,178	$	282

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Janus Advisor Series Balanced	Janus Aspen Balanced	Janus Aspen Capital Appreciation	Janus Aspen Flexible Income
Net assets at January 1, 2003	$ -	$ 353,540	$ 2,019	$ 92,271
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	4,325	(22)	3,431
Net realized gain (loss) on investments and capital gains distributions	-	4,890	(25)	2,292
Net unrealized appreciation (depreciation) during the year	-	36,186	573	(960)
Net increase (decrease) in net assets from operations	-	45,401	526	4,763
Changes from principal transactions:				
Total unit transactions	-	(13,847)	632	(7,040)
Net increase (decrease) in assets derived from principal transactions	-	(13,847)	632	(7,040)
Total increase (decrease) in net assets	-	31,554	1,158	(2,277)
Net assets at December 31, 2003	-	385,094	3,177	89,994
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	4,222	(32)	3,833
Net realized gain (loss) on investments and capital gains distributions	-	(2,816)	181	1,720
Net unrealized appreciation (depreciation) during the year	-	24,167	326	(3,208)
Net increase (decrease) in net assets from operations	-	25,573	475	2,345
Changes from contract transactions:				
Total unit transactions	-	(53,724)	(414)	(14,170)
Net increase (decrease) in assets derived from principal transactions	-	(53,724)	(414)	(14,170)
Total increase (decrease) in net assets	-	(28,151)	61	(11,825)
Net assets at December 31, 2004	$ -	$ 356,943	$ 3,238	$ 78,169

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Janus Aspen Growth	Janus Aspen Mid Cap Growth	Janus Aspen Worldwide Growth	Janus Twenty
Net assets at January 1, 2003	$ 199,166	$ 369,184	$ 513,443	$ 383
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,049)	(4,273)	277	(2)
Net realized gain (loss) on investments and capital gains				
distributions	(15,905)	(55,409)	(17,365)	(39)
Net unrealized appreciation (depreciation) during the year	76,212	179,054	123,499	143
Net increase (decrease) in net assets from operations	58,258	119,372	106,411	102
Changes from principal transactions:				
Total unit transactions	(17,436)	(29,315)	(83,666)	78
Net increase (decrease) in assets derived from				
principal transactions	(17,436)	(29,315)	(83,666)	78
Total increase (decrease) in net assets	40,822	90,057	22,745	180
Net assets at December 31, 2003	239,988	459,241	536,188	563
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,962)	(4,706)	(408)	(6)
Net realized gain (loss) on investments and capital gains				
distributions	(24,092)	(86,576)	(19,474)	(13)
Net unrealized appreciation (depreciation) during the year	31,387	170,273	32,506	152
Net increase (decrease) in net assets from operations	5,333	78,991	12,624	133
Changes from contract transactions:				
Total unit transactions	(45,820)	(79,896)	(123,221)	34
Net increase (decrease) in assets derived from				
principal transactions	(45,820)	(79,896)	(123,221)	34
Total increase (decrease) in net assets	(40,487)	(905)	(110,597)	167
Net assets at December 31, 2004	$ 199,501	$ 458,336	$ 425,591	$ 730

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Lord Abbett Affiliated	Lord Abbett Growth and Income	Lord Abbett Mid-Cap Value - Class VC	Lord Abbett Mid Cap Value - Class A
Net assets at January 1, 2003	$ -	$ 12,172	$ 10,124	$ 21
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	16	(52)	-
Net realized gain (loss) on investments and capital gains distributions	-	(40)	33	(2)
Net unrealized appreciation (depreciation) during the year	-	7,960	4,466	-
Net increase (decrease) in net assets from operations	-	7,936	4,447	(2)
Changes from principal transactions:				
Total unit transactions	-	30,424	13,938	(19)
Net increase (decrease) in assets derived from principal transactions	-	30,424	13,938	(19)
Total increase (decrease) in net assets	-	38,360	18,385	(21)
Net assets at December 31, 2003	-	50,532	28,509	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(343)	-
Net realized gain (loss) on investments and capital gains distributions	3	911	1,906	8
Net unrealized appreciation (depreciation) during the year	10	9,290	12,041	21
Net increase (decrease) in net assets from operations	13	10,201	13,604	29
Changes from contract transactions:				
Total unit transactions	208	48,934	54,128	261
Net increase (decrease) in assets derived from principal transactions	208	48,934	54,128	261
Total increase (decrease) in net assets	221	59,135	67,732	290
Net assets at December 31, 2004	$ 221	$ 109,667	$ 96,241	$ 290

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Lord Abbett Small-Cap Value	Massachusetts Investors Growth Stock	MFS® Total Return	Moderate Allocation
Net assets at January 1, 2003	$ -	$ -	$ 39,338	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	294	-
Net realized gain (loss) on investments and capital gains distributions	-	-	(263)	-
Net unrealized appreciation (depreciation) during the year	-	-	7,216	-
Net increase (decrease) in net assets from operations	-	-	7,247	-
Changes from principal transactions:				
Total unit transactions	-	-	11,448	-
Net increase (decrease) in assets derived from principal transactions	-	-	11,448	-
Total increase (decrease) in net assets	-	-	18,695	-
Net assets at December 31, 2003	-	-	58,033	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	358	-
Net realized gain (loss) on investments and capital gains distributions	44	-	257	-
Net unrealized appreciation (depreciation) during the year	13	16	5,989	63
Net increase (decrease) in net assets from operations	56	16	6,604	63
Changes from contract transactions:				
Total unit transactions	474	164	10,121	-
Net increase (decrease) in assets derived from principal transactions	474	164	10,121	-
Total increase (decrease) in net assets	530	180	16,725	63
Net assets at December 31, 2004	$ 530	$ 180	$ 74,758	$ 63

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Mutual Discovery	New Perspective Fund® - Class R-3	New Perspective Fund® - Class R-4	Oppenheimer Capital Appreciation
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2003	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	1	59	(1)
Net realized gain (loss) on investments and capital gains distributions	-	-	1	-
Net unrealized appreciation (depreciation) during the year	19	16	784	15
Net increase (decrease) in net assets from operations	22	17	844	14
Changes from contract transactions:				
Total unit transactions	164	187	7,794	203
Net increase (decrease) in assets derived from principal transactions	164	187	7,794	203
Total increase (decrease) in net assets	186	204	8,638	217
Net assets at December 31, 2004	$ 186	$ 204	$ 8,638	$ 217

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Oppenheimer Developing Markets	Oppenheimer Global	Oppenheimer Main Street Fund® - Class A	Oppenheimer Aggressive Growth
Net assets at January 1, 2003	$ 1,294	$ -	$ -	$ 3
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	146	-	-	-
Net realized gain (loss) on investments and capital gains distributions	1,051	-	-	-
Net unrealized appreciation (depreciation) during the year	383	-	-	1
Net increase (decrease) in net assets from operations	1,580	-	-	1
Changes from principal transactions:				
Total unit transactions	3,374	-	-	-
Net increase (decrease) in assets derived from principal transactions	3,374	-	-	-
Total increase (decrease) in net assets	4,954	-	-	1
Net assets at December 31, 2003	6,248	-	-	4
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	324	-	-	-
Net realized gain (loss) on investments and capital gains distributions	799	-	-	-
Net unrealized appreciation (depreciation) during the year	4,988	-	1	-
Net increase (decrease) in net assets from operations	6,111	-	1	-
Changes from contract transactions:				
Total unit transactions	25,018	4	12	(1)
Net increase (decrease) in assets derived from principal transactions	25,018	4	12	(1)
Total increase (decrease) in net assets	31,129	4	13	(1)
Net assets at December 31, 2004	$ 37,377	$ 4	$ 13	$ 3

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Oppenheimer Global Securities	Oppenheimer Main Street® Fund/VA	Oppenheimer Main Street® Small Cap	Oppenheimer Strategic Bond
Net assets at January 1, 2003	$ 117,400	$ 28	$ -	$ 16,662
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(560)	-	-	1,110
Net realized gain (loss) on investments and capital gains distributions	(6,014)	-	-	969
Net unrealized appreciation (depreciation) during the year	67,124	7	-	1,931
Net increase (decrease) in net assets from operations	60,550	7	-	4,010
Changes from principal transactions:				
Total unit transactions	73,093	(3)	-	11,935
Net increase (decrease) in assets derived from principal transactions	73,093	(3)	-	11,935
Total increase (decrease) in net assets	133,643	4	-	15,945
Net assets at December 31, 2003	251,043	32	-	32,607
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	402	-	-	1,381
Net realized gain (loss) on investments and capital gains distributions	218	-	-	788
Net unrealized appreciation (depreciation) during the year	58,591	3	1	899
Net increase (decrease) in net assets from operations	59,211	3	1	3,068
Changes from contract transactions:				
Total unit transactions	100,114	8	4	11,403
Net increase (decrease) in assets derived from principal transactions	100,114	8	4	11,403
Total increase (decrease) in net assets	159,325	11	5	14,471
Net assets at December 31, 2004	$ 410,368	$ 43	$ 5	$ 47,078

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Pax World Balanced	PIMCO NFJ Small-Cap Value	PIMCO VIT Real Return	Pioneer High Yield
Net assets at January 1, 2003	$ 1,605	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	-	-	-
Net realized gain (loss) on investments and capital gains distributions	(35)	-	-	-
Net unrealized appreciation (depreciation) during the year	385	-	-	-
Net increase (decrease) in net assets from operations	356	-	-	-
Changes from principal transactions:				
Total unit transactions	1,644	-	-	-
Net increase (decrease) in assets derived from principal transactions	1,644	-	-	-
Total increase (decrease) in net assets	2,000	-	-	-
Net assets at December 31, 2003	3,605	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	25	1	7	5
Net realized gain (loss) on investments and capital gains distributions	189	3	312	10
Net unrealized appreciation (depreciation) during the year	1,039	5	(58)	(1)
Net increase (decrease) in net assets from operations	1,253	9	261	14
Changes from contract transactions:				
Total unit transactions	11,665	44	9,258	423
Net increase (decrease) in assets derived from principal transactions	11,665	44	9,258	423
Total increase (decrease) in net assets	12,918	53	9,519	437
Net assets at December 31, 2004	$ 16,523	$ 53	$ 9,519	$ 437

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Pioneer Equity Income VCT	Pioneer Fund	Pioneer Fund VCT	Pioneer High Yield VCT
Net assets at January 1, 2003	$ 3,782	$ -	$ 432	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	105	-	2	-
Net realized gain (loss) on investments and capital gains				
distributions	(9)	-	(3)	-
Net unrealized appreciation (depreciation) during the year	1,446	-	219	-
Net increase (decrease) in net assets from operations	1,542	-	218	-
Changes from principal transactions:				
Total unit transactions	5,367	-	872	-
Net increase (decrease) in assets derived from				
principal transactions	5,367	-	872	-
Total increase (decrease) in net assets	6,909	-	1,090	-
Net assets at December 31, 2003	10,691	-	1,522	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	259	-	3	48
Net realized gain (loss) on investments and capital gains				
distributions	551	-	85	59
Net unrealized appreciation (depreciation) during the year	1,984	-	136	65
Net increase (decrease) in net assets from operations	2,794	-	224	172
Changes from contract transactions:				
Total unit transactions	14,794	1	855	4,296
Net increase (decrease) in assets derived from				
principal transactions	14,794	1	855	4,296
Total increase (decrease) in net assets	17,588	1	1,079	4,468
Net assets at December 31, 2004	$ 28,279	$ 1	$ 2,601	$ 4,468

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Pioneer Mid Cap Value VCT	Scudder Equity 500 Index	T. Rowe Price Mid-Cap Value	Templeton Foreign
Net assets at January 1, 2003	$ 2,143	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(38)	-	-	(6)
Net realized gain (loss) on investments and capital gains distributions	85	-	-	-
Net unrealized appreciation (depreciation) during the year	1,583	-	-	-
Net increase (decrease) in net assets from operations	1,630	-	-	(6)
Changes from principal transactions:				
Total unit transactions	7,962	-	-	6
Net increase (decrease) in assets derived from principal transactions	7,962	-	-	6
Total increase (decrease) in net assets	9,592	-	-	-
Net assets at December 31, 2003	11,735	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(201)	-	-	6
Net realized gain (loss) on investments and capital gains distributions	623	-	34	1
Net unrealized appreciation (depreciation) during the year	5,908	-	27	47
Net increase (decrease) in net assets from operations	6,330	-	61	54
Changes from contract transactions:				
Total unit transactions	31,599	2	558	396
Net increase (decrease) in assets derived from principal transactions	31,599	2	558	396
Total increase (decrease) in net assets	37,929	2	619	450
Net assets at December 31, 2004	$ 49,664	$ 2	$ 619	$ 450

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Templeton Growth	Templeton Global Bond	UBS U.S. Small Cap Growth	Vanguard® 500 Index
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2003	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	57	-	-
Net realized gain (loss) on investments and capital gains distributions	2	8	1	-
Net unrealized appreciation (depreciation) during the year	3	368	5	(5)
Net increase (decrease) in net assets from operations	6	433	6	(5)
Changes from contract transactions:				
Total unit transactions	55	6,342	42	18
Net increase (decrease) in assets derived from principal transactions	55	6,342	42	18
Total increase (decrease) in net assets	61	6,775	48	13
Net assets at December 31, 2004	$ 61	$ 6,775	$ 48	$ 13

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Vanguard® Variable Insurance	Wanger Select	Wanger U.S. Smaller Companies	Washington Mutual Investors[SM] - Class R-3
Net assets at January 1, 2003	$ -	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) during the year	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Total unit transactions	-	-	-	-
Net increase (decrease) in assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2003	-	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	(8)	(7)	5
Net realized gain (loss) on investments and capital gains distributions	-	205	(9)	10
Net unrealized appreciation (depreciation) during the year	17	90	236	54
Net increase (decrease) in net assets from operations	16	287	220	69
Changes from contract transactions:				
Total unit transactions	192	1,940	1,935	1,163
Net increase (decrease) in assets derived from principal transactions	192	1,940	1,935	1,163
Total increase (decrease) in net assets	208	2,227	2,155	1,232
Net assets at December 31, 2004	$ 208	$ 2,227	$ 2,155	$ 1,232

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Statements of Changes in Net Assets
For the years ended December 31, 2004 and 2003
(Dollars in thousands)

	Washington Mutual Investors[SM] - Class R-4
Net assets at January 1, 2003	$ -
Increase (decrease) in net assets from operations	
Operations:	
Net investment income (loss)	-
Net realized gain (loss) on investments and capital gains distributions	-
Net unrealized appreciation (depreciation) during the year	-
Net increase (decrease) in net assets from operations	-
Changes from principal transactions:	
Total unit transactions	-
Net increase (decrease) in assets derived from principal transactions	-
Total increase (decrease) in net assets	-
Net assets at December 31, 2003	-
Increase (decrease) in net assets from operations	
Operations:	
Net investment income (loss)	124
Net realized gain (loss) on investments and capital gains distributions	299
Net unrealized appreciation (depreciation) during the year	1,462
Net increase (decrease) in net assets from operations	1,885
Changes from contract transactions:	
Total unit transactions	33,974
Net increase (decrease) in assets derived from principal transactions	33,974
Total increase (decrease) in net assets	35,859
Net assets at December 31, 2004	$ 35,859

The accompanying notes are an integral part of these financial statements.

1.   Organization

ING Life Insurance and Annuity Company Variable Annuity Account C (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is a wholly-owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is a wholly-owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the Contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2004, the Account had 145 investment divisions (the "Divisions"), 81 of which invest in independently managed mutual funds and 64 of which invest in mutual funds managed by affiliates, either ING Investments, LLC or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions at December 31, 2004 and related Trusts are as follows:

AIM Growth Series:
   AIM Health Sciences Fund - Investor Class**
   AIM Mid Cap Core Equity Fund - Class A**
   AIM Small Cap Growth Fund - Class A**
AIM Variable Insurance Funds:
   AIM V.I. Capital Appreciation Fund - Series I
   AIM V.I. Core Equity Fund - Series I
   AIM V.I. Growth Fund - Series I
   AIM V.I. Premier Equity Fund - Series I
Alliance Bernstein Variable Products Series Fund, Inc.:
   Alliance Bernstein Growth and Income Fund - Class A**
   Alliance Bernstein Growth and Income Portfolio**
American Balanced Fund® - Class R-3**
American Century® Income & Growth Fund-Advisor Class
Ariel Investment Trust:
   Ariel Appreciation Fund**
   Ariel Fund**

Baron Asset Fund**
Baron Growth Fund*
Calvert Variable Series, Inc.:
   Calvert Social Balanced Portfolio
EuroPacific Growth Fund® - Class R-3**
EuroPacific Growth Fund® - Class R-4**
Evergreen Special Values Fund - Class A
Fidelity® Advisor Mid Cap Fund - Class T**
Fidelity® Variable Insurance Products:
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Growth Portfolio - Initial Class
   Fidelity® VIP High Income Portfolio-Initial Class
   Fidelity® VIP *Asset Manager*℠ Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio-Initial Class
   Fidelity® VIP Overseas Portfolio-Initial Class

Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A**
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund- Class 2
The Growth Fund of America® - Class R-3**
The Growth Fund of America® - Class R-4**
The Income Fund of America® - Class R-3**
ING GET Fund:
  ING GET Fund - Series H
  ING GET Fund - Series I
  ING GET Fund - Series J
  ING GET Fund - Series K
  ING GET Fund - Series L
  ING GET Fund - Series Q
  ING GET Fund - Series S
ING VP Balanced Portfolio, Inc. - Class I
ING VP Emerging Markets Fund
ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust
ING Investors Trust:
  ING Julius Baer Foreign Portfolio - Service Class**
  ING MFS Total Return Portfolio - Service Class*
  ING T. Rowe Price Equity Income Portfolio - Service Class*
ING Partners, Inc.:
  ING Aeltus Enhanced Index Portfolio - Service Class*
  ING American Century Select Portfolio - Service Class**
  ING American Century Small Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING MFS Capital Opportunities Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Service Class**
  ING PIMCO Total Return Portfolio - Service Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Salomon Brothers Aggressive Growth Portfolio - Service Class**
  ING Salomon Brothers Fundamental Value Portfolio - Service Class
  ING Salomon Brothers Investors Value Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class**
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I
  ING Financial Services Fund - Class A**
ING Variable Funds:
  ING VP Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET US Core Portfolio - Series 1*
  ING GET US Core Portfolio - Series 2*
  ING GET US Core Portfolio - Series 3*
  ING GET US Core Portfolio - Series 5**
  ING GET US Core Portfolio - Series 6**
  ING GET US Core Portfolio - Series 7**
ING GNMA Income Fund - Class A**
ING Intermediate Bond Fund - Class A**
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Growth Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I**
  ING VP International Value Portfolio - Class I

ING Variable Products Trust (continued):
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio-Class I
  ING VP Real Estate Portfolio - Class I**
  ING VP SmallCap Opportunities Portfolio-
    Class I
ING Real Estate Fund - Class A**
Janus Advisor Series Balanced Fund - Class I**
Janus Aspen Series:
  Janus Aspen Balanced Portfolio-Institutional
    Shares
  Janus Aspen Capital Appreciation Portfolio-
    Service Shares
  Janus Aspen Flexible Income Portfolio-
    Institutional Shares
  Janus Aspen Growth Portfolio-Institutional
    Shares
  Janus Aspen Mid Cap Growth Portfolio-
    Institutional Shares
  Janus Aspen Worldwide Growth Portfolio-
    Institutional Shares
Janus Twenty Fund
Lord Abbett Affiliated Fund - Class A**
Lord Abbett Series Fund, Inc.:
  Lord Abbett Growth and Income Portfolio –
    Class VC
  Lord Abbett Mid-Cap Value Portfolio-Class VC
  Lord Abbett Mid Cap Value Fund - Class A**
  Lord Abbett Small-Cap Value Fund - Class A**
Massachusetts Investors Growth Stock Fund -
  Class A**
MFS® Variable Insurance Trust℠:
  MFS® Total Return Series-Initial Class
Moderate Allocation Portfolio**
Mutual Discovery Fund - Class R**
New Perspective Fund® - Class R-3**
New Perspective Fund® - Class R-4**
Oppenheimer Capital Appreciation Fund -
  Class A**
Oppenheimer Developing Markets Fund - Class A

Oppenheimer Global Fund - Class A**
Oppenheimer Main Street Fund® - Class A**
Oppenheimer Variable Account Funds:
  Oppenheimer Aggressive Growth Fund/VA
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street® Fund/VA
  Oppenheimer Main Street® Small Cap
    Fund/VA**
  Oppenheimer Strategic Bond Fund/VA
Pax World Balanced Fund, Inc.
PIMCO NFJ Small-Cap Value Fund - Class A**
PIMCO VIT Real Return Portfolio - Admin Class**
Pioneer High Yield Fund - Class A**
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio-Class I
  Pioneer Fund - Class A**
  Pioneer Fund VCT Portfolio-Class I
  Pioneer High Yield VCT Portfolio - Class I**
  Pioneer Mid Cap Value VCT Portfolio-Class I
Scudder Equity 500 Index Fund**
T. Rowe Price Mid-Cap Value Fund - R Class**
Templeton Foreign Fund - Class A**
Templeton Growth Fund, Inc. - Class A**
Templeton Income Trust:
  Templeton Global Bond Fund - Class A**
UBS U.S. Small Cap Growth Fund - Class A**
Vanguard® 500 Index Fund - Investor Shares**
Vanguard® Variable Insurance Fund - Equity
  Income Portfolio**
Wangers Advisors Trust:
  Wanger Select**
  Wanger U.S. Smaller Companies**
Washington Mutual Investors Fund℠ - Class R-3**
Washington Mutual Investors Fund℠ - Class R-4**

*   Investment Division added in 2003
** Investment Division added in 2004

The names of certain Divisions were changed during 2004. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING VP Balanced Portfolio, Inc. - Class I	ING VP Balanced Portfolio, Inc. - Class R
ING VP Intermediate Bond Portfolio - Class I	ING VP Bond Portfolio - Class R
ING VP Money Market Portfolio - Class I	ING VP Money Market Portfolio - Class R
ING Partners, Inc.:	ING Partners, Inc.:
ING Aeltus Enhanced Index Portfolio - Service Class	ING DSI Enhanced Index Portfolio - Service Class
ING JP Morgan International Portfolio - Initial Class	ING JP Morgan Fleming International Portfolio - Initial Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING Alger Aggressive Growth - Initial Class
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING Alger Aggressive Growth - Service Class
ING Van Kampen Equity and Income Portfolio - Service Class	ING UBS Tactical Asset Allocation Portfolio - Service Class
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING MFS Research Equity Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:	ING Strategic Allocation Portfolios, Inc.:
ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Balanced Portfolio - Class R
ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class R
ING VP Strategic Allocation Income Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class R
ING Variable Funds:	ING Variable Funds:
ING VP Growth and Income Portfolio - Class I	ING VP Growth and Income Portfolio - Class R
ING Variable Portfolios, Inc.:	ING Variable Portfolios, Inc.:
ING VP Growth Portfolio - Class I	ING VP Growth Portfolio - Class R
ING VP Index Plus LargeCap Portfolio - Class I	ING VP Index Plus LargeCap Portfolio - Class R
ING VP Index Plus MidCap Portfolio - Class I	ING VP Index Plus MidCap Portfolio - Class R
ING VP Index Plus SmallCap Portfolio - Class I	ING VP Index Plus SmallCap Portfolio - Class R
ING VP International Equity Portfolio - Class I	ING VP International Equity Portfolio - Class R
ING VP Small Company Portfolio - Class I	ING VP Small Company Portfolio - Class R
ING VP Value Opportunity Portfolio - Class I	ING VP Value Opportunity Portfolio - Class R
ING VP Global Science and Technology Portfolio - Class I	ING VP Technology Portfolio - Class R
ING Variable Products Trust:	ING Variable Products Trust:
ING Growth Opportunities Portfolio - Class I	ING Growth Opportunities Portfolio - Class R
ING VP International Value Portfolio - Class I	ING VP International Value Portfolio - Class R
ING VP MagnaCap Portfolio - Class I	ING VP MagnaCap Portfolio - Class R
ING VP MidCap Opportunities Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class R
ING VP SmallCap Opportunities Portfolio - Class I	ING VP SmallCap Opportunities Portfolio - Class R

During 2004, the following Divisions were closed to Contractowners:

ING GET Fund - Series D	ING T. Rowe Price Diversified Mid Cap Growth
ING GET Fund - Series E	Portfolio - Initial Class
ING GET Fund - Series G	ING VP Growth Opportunities Portfolio - Class I

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the trade date. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis. The difference between cost and current market value on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the Contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Variable Annuity Reserves

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves are equal to the aggregate account values of the Contractowners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the 1983a Individual Annuitant Mortality Table. The assumed investment return is 3.5% unless the Contractowner elects otherwise, in which case the rate may vary from 3.5% to 7%, as regulated by the laws of the respective states. The mortality risk is fully borne by ILIAC and may result in additional amounts being transferred into the Account by ILIAC to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

3.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contract.

Administrative Charges

A daily charge at an annual rate of up to 0.25% of the assets attributable to the Contracts is deducted, as specified in the Contract, for administrative charges related to the Account.

Contract Maintenance Charges

For certain Contracts, an annual Contract maintenance fee of up to $30 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge is imposed as a percentage of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, and currently ranges up to 7%, as specified in the Contract.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the Contractowner's state of residence and currently ranges up to 4.0% of premiums.

4.   Related Party Transactions

During the year ended December 31, 2004, management and service fees were paid indirectly to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to the ING GET Fund, ING GNMA Income Fund, ING Intermediate Bond Fund, ING VP Intermediate Bond Portfolio, ING VP Money Market Portfolio, ING VP Balanced Portfolio, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., ING VP Emerging Markets Fund, ING VP Natural Resources Trust, ING Strategic Allocation Portfolios, Inc., ING VP Growth and Income Portfolio, ING Variable Products Trust, and ING Real Estate Fund. The annual fee rate ranged from 0.25% to 1.00% of the average net assets of each respective Fund or Fund of the Trust. In addition, management fees were paid to ING Life Insurance and Annuity Company, an affiliate, in its capacity as investment adviser to ING Partners, Inc. The annual fee rate ranged from 0.50% to 0.90% of the average net assets of each respective Fund of the Trust. Management fees were also paid indirectly to Directed Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for a fee at an annual rate ranging from 0.63% to 0.94% of the average net assets of each respective Portfolio.

5.   Funds of Funds

The Account had one Lifestyle Fund at December 31, 2004. The Lifestyle Fund invests in other Divisions of the Account (the "Underlying Funds"), as well as in fixed interest divisions, which are not part of the Account. The Lifestyle Fund's percentage ownership in Underlying Funds and fixed interest divisions at December 31, 2004, was as follows:

Underlying Fund	Moderate Allocation
Baron Growth Fund	10%
ING Index Plus MidCap Fund - Class R	10%
ING Intermediate Bond Fund - Class I	15%
ING International SmallCap Growth Fund - Class A	5%
Lord Abbett Affiliated Fund - Class A	10%
The Growth Fund of America® - Class A	15%
Vanguard® 500 Index Fund - Investor Shares	10%
Fixed interest divisions	25%

6. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2004		**2003**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Growth Series:				
AIM Health Sciences	$ 19	$ -	$ -	$ -
AIM Mid Cap Core Equity	197	3	-	-
AIM Small Cap Growth	-	-	-	-
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	1,654	2,937	3,360	2,720
AIM V.I. Core Equity	2,162	9,311	3,229	3,479
AIM V.I. Growth	2,126	2,899	3,261	1,503
AIM V.I. Premier Equity	1,643	4,004	2,727	1,780
Alliance Bernstein Variable Products Series Fund, Inc.:				
Alliance Bernstein Growth and Income Fund	20	-	-	-
Alliance Bernstein Growth and Income Portfolio	57	9	-	-
American Balanced Fund®	1,273	33	-	-
American Century® Income & Growth	2,231	701	1,932	1,032
Ariel Investment Trust:				
Ariel Appreciation	184	3	-	-
Ariel	148	1	-	-
Baron Asset	130	1	-	-
Baron Growth	351	1	130	129
Calvert Variable Series, Inc.:				
Calvert Social Balanced	9,157	7,544	6,802	4,502
EuroPacific Growth Fund® - R-3	524	25	-	-
EuroPacific Growth Fund® - R-4	17,240	2,246	-	-
Evergreen Special Values	28,102	1,963	5,901	2,000
Fidelity® Advisor Mid Cap	385	5	-	-
Fidelity® Variable Insurance Products:				
Fidelity® VIP Contrafund®	107,499	21,985	82,727	16,424
Fidelity® VIP Equity-Income	57,164	14,598	47,066	14,323
Fidelity® VIP Growth	21,802	34,986	35,922	23,493
Fidelity® VIP High Income	5,887	7,888	33,252	30,625
Fidelity® VIP *Asset Manager*^{SM}	4,627	6,533	2,606	1,719
Fidelity® VIP Index 500	11,965	5,993	17,461	9,452
Fidelity® VIP Overseas	26,271	19,814	395,384	388,671
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth	62	-	-	-
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities	35,727	8,457	16,848	12,347

	Year ended December 31			
	2004		2003	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
The Growth Fund of America® - Class R-3	$ 1,249	$ 14	$ -	$ -
The Growth Fund of America® - Class R-4	47,831	29	-	-
The Income Fund of America® - Class R-3	105	-	-	-
ING GET Fund:				
ING GET Fund - Series D	5,798	152,830	9,899	86,343
ING GET Fund - Series E	5,286	80,019	5,190	28,667
ING GET Fund - Series G	1,809	24,226	1,243	6,668
ING GET Fund - Series H	837	5,364	1,175	5,706
ING GET Fund - Series I	36	332	93	187
ING GET Fund - Series J	16	38	69	74
ING GET Fund - Series K	57	397	128	424
ING GET Fund - Series L	36	359	42	177
ING GET Fund - Series Q	150	614	-	889
ING GET Fund - Series S	1,379	9,609	84	16,041
ING VP Balanced	37,540	51,777	37,020	69,628
ING VP Emerging Markets	14,135	13,341	70,319	69,829
ING VP Intermediate Bond	125,882	96,548	33,833	102,976
ING VP Money Market	70,314	110,686	1,131,288	1,239,896
ING VP Natural Resources	10,592	5,600	5,744	6,927
ING Investors Trust:				
ING Julius Baer Foreign	2,216	929	-	-
ING MFS Total Return	19,854	716	7,972	85
ING T. Rowe Price Equity Income	26,224	805	2,306	353
ING Partners, Inc.:				
ING Aeltus Enhanced Index	2,645	2,038	684	111
ING American Century Select	2,189	2,382	2,164	521
ING American Century Small Cap Value	20,538	3,062	3,972	503
ING Baron Small Cap Growth	39,264	5,510	10,703	1,140
ING Goldman Sachs® Capital Growth	761	204	588	230
ING JPMorgan International	27,535	36,640	682,940	697,566
ING JPMorgan Mid Cap Value	10,789	1,764	3,093	684
ING MFS Capital Opportunities	3,975	28,297	7,070	18,461
ING OpCap Balanced Value	11,582	1,728	8,320	413
ING Oppenheimer Global	2,922	2,188	1,857	980
ING PIMCO Total Return	23,537	12,278	35,648	20,611
ING Salomon Brothers Aggressive Growth - Initial Class	8,616	40,713	24,087	25,896
ING Salomon Brothers Aggressive Growth - Service Class	89	74	-	-

| | Year ended December 31 | | | |
| | 2004 | | 2003 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Salomon Brothers Fundamental Value	$ 3,462	$ 3,271	$ 11,986	$ 3,925
ING Salomon Brother Investors Value	3,414	2,078	3,359	574
ING T. Rowe Price Diversified Mid Cap Growth - Initial Class	-	17	111	101
ING T. Rowe Price Diversified Mid Cap Growth - Service Class	5,699	6,093	9,052	1,688
ING T. Rowe Price Growth Equity - Initial Class	34,665	15,692	34,215	11,462
ING T. Rowe Price Growth Equity - Service Class	199	-	-	-
ING UBS U.S. Large Cap Equity	6,956	16,324	5,467	17,682
ING Van Kampen Comstock	37,045	5,632	20,406	485
ING Van Kampen Equity and Income	1,803	505	808	529
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	14,729	8,228	6,498	4,463
ING VP Strategic Allocation Growth	11,072	7,100	5,494	4,688
ING VP Strategic Allocation Income	12,768	12,208	4,504	5,584
ING Financial Services	14	5	-	-
ING Variable Funds:				
ING VP Growth and Income	95,716	345,382	14,919	348,130
ING Variable Insurance Trust:				
ING GET US Core - Series 1	17	229	2,371	72
ING GET US Core - Series 2	163	2,768	20,499	14
ING GET US Core - Series 3	72,277	20,035	207	-
ING GET US Core - Series 5	673	14	-	-
ING GET US Core - Series 6	6,826	1,290	-	-
ING GET US Core - Series 7	4,344	330	-	-
ING GNMA Income	533	128	-	-
ING Intermediate Bond	540	4	-	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology	12,570	17,824	33,815	21,297
ING VP Growth	5,054	16,997	9,981	13,305
ING VP Index Plus LargeCap	60,182	49,503	61,327	34,201
ING VP Index Plus MidCap	85,765	5,148	52,770	13,706
ING VP Index Plus SmallCap	45,854	6,578	33,506	15,899
ING VP International Equity	10,372	9,942	27,126	26,209
ING VP Small Company	14,104	27,514	81,863	72,364
ING VP Value Opportunity	6,785	39,511	10,678	19,264
ING Variable Products Trust:				
ING VP Financial Services	199	18	-	-
ING VP Growth Opportunities	538	1,897	1,325	347
ING VP International Value	28,395	9,954	17,423	3,598
ING VP MagnaCap	574	513	958	205

	Year ended December 31			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust (continued):				
ING VP MidCap Opportunities	$ 3,343	$ 2,444	$ 4,145	$ 1,061
ING VP Real Estate	24,030	124	-	-
ING VP SmallCap Opportunities	2,250	2,865	5,880	1,236
ING Real Estate	264	1	-	-
Janus Advisor Series Balanced	-	-	-	-
Janus Aspen Series:				
Janus Aspen Balanced	18,989	68,491	40,324	49,846
Janus Aspen Capital Appreciation	645	1,091	1,344	734
Janus Aspen Flexible Income	13,791	23,472	27,330	30,939
Janus Aspen Growth	6,738	54,520	11,473	30,958
Janus Aspen Mid Cap Growth	6,887	91,489	26,548	60,136
Janus Aspen Worldwide Growth	15,748	139,377	31,915	115,304
Janus Twenty	98	70	141	65
Lord Abbett Affiliated	211	-	-	-
Lord Abbett Series Fund, Inc.:				
Lord Abbett Growth and Income	50,385	580	30,750	310
Lord Abbett Mid-Cap Value - Class VC	57,843	2,780	17,073	2,921
Lord Abbett Mid Cap Value - Class A	270	1	93	112
Lord Abbett Small-Cap Value	525	9	-	-
Massachusetts Investors Growth Stock	164	-	-	-
MFS® Variable Insurance Trust℠:				
MFS® Total Return	14,888	4,409	15,279	3,537
Moderate Allocation	1	1	-	-
Mutual Discovery	168	1	-	-
New Perspective Fund® - Class R-3	189	1	-	-
New Perspective Fund® - Class R-4	7,868	15	-	-
Oppenheimer Capital Appreciation	203	1	-	-
Oppenheimer Developing Markets	33,022	7,521	24,991	21,471
Oppenheimer Global	4	-	-	-
Oppenheimer Main Street Fund® - Class A	12	-	-	-
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	-	1	1	1
Oppenheimer Global Securities	111,120	10,604	82,514	9,981
Oppenheimer Main Street® - Fund/VA	13	5	-	3
Oppenheimer Main Street® Small Cap	4	-	-	-
Oppenheimer Strategic Bond	21,163	8,379	37,158	24,113

	Year ended December 31			
	2004		2003	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
Pax World Balanced	$ 14,148	$ 2,458	$ 1,863	$ 213
PIMCO NFJ Small-Cap Value	48	-	-	-
PIMCO VIT Real Return	12,094	2,557	-	-
Pioneer High Yield	438	-	-	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income VCT	17,956	2,903	7,522	2,050
Pioneer Fund	1	-	-	-
Pioneer Fund VCT	1,317	459	990	116
Pioneer High Yield VCT	9,849	5,505	-	-
Pioneer Mid Cap Value VCT	32,841	1,225	9,551	1,627
Scudder Equity 500 Index	2	-	-	-
T. Rowe Price Mid-Cap Value	605	13	-	-
Templeton Foreign	404	1	60	60
Templeton Growth	60	2	-	-
Templeton Income Trust:				
Templeton Global Bond	6,516	117	-	-
UBS U.S. Small Cap Growth	48	5	-	-
Vanguard® 500 Index	18	-	-	-
Vanguard® Variable Insurance	193	2	-	-
Wangers Advisors Trust:				
Wanger Select	4,017	2,085	-	-
Wanger U.S. Smaller Companies	3,826	1,898	-	-
Washington Mutual Investors[SM] - Class R-3	1,189	11	-	-
Washington Mutual Investors[SM] - Class R-4	34,398	1	-	-

7.   Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | |
| | 2004 | | | 2003 |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Net Units Issued (Redeemed)
AIM Growth Series:				
AIM Health Sciences	2,121	-	2,121	-
AIM Mid Cap Equity	18,089	363	17,726	-
AIM Small Cap Growth	2	-	2	-
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation	742,209	869,850	(127,641)	121,881
AIM V.I. Core Equity	1,291,268	2,215,263	(923,995)	(30,959)
AIM V.I. Growth	1,145,485	1,259,825	(114,340)	420,791
AIM V.I. Premier Equity	751,710	1,080,717	(329,007)	179,709
Alliance Bernstein Variable Product Series Fund, Inc.:				
Alliance Bernstein Growth and Income Fund	2,045	-	2,045	-
Alliance Bernstein Growth and Income Portfolio	5,250	825	4,425	-
American Balanced Fund®	123,582	3,442	120,140	-
American Century® Income & Growth	235,587	74,839	160,748	112,975
Ariel Investment Trust:				
Ariel Appreciation	17,879	265	17,614	-
Ariel	13,247	55	13,192	-
Baron Asset	11,207	120	11,087	-
Baron Growth	32,446	27	32,419	22
Calvert Variable Series, Inc.:				
Calvert Social Balanced	1,041,397	888,653	152,744	147,970
EuroPacific Growth Fund® - R-3	50,937	3,074	47,863	-
EuroPacific Growth Fund® - R-4	1,797,191	371,265	1,425,926	-
Evergreen Special Values	1,695,681	203,107	1,492,574	299,098
Fidelity® Advisor Mid Cap	37,590	494	37,096	-
Fidelity® Variable Insurance Products:				
Fidelity® VIP Contrafund®	11,489,088	6,904,554	4,584,534	4,004,285
Fidelity® VIP Equity-Income	6,906,749	4,382,178	2,524,571	2,232,358
Fidelity® VIP Growth	7,136,852	7,655,957	(519,105)	1,287,068
Fidelity® VIP High Income	668,003	966,956	(298,953)	337,345
Fidelity® VIP *Asset Manager*℠	243,157	373,104	(129,947)	24,732
Fidelity® VIP Index 500	580,064	318,865	261,199	402,973
Fidelity® VIP Overseas	3,021,891	2,493,825	528,066	789,491
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth	6,429	-	6,429	-

Notes to Financial Statements

	Year Ended December 31			
	2004			2003
	Units Issued	Units Redeemed	Net Increase (Decrease)	Net Units Issued (Redeemed)
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities	3,340,616	1,293,673	2,046,943	452,082
The Growth Fund of America® - Class R-3	124,934	2,755	122,179	-
The Growth Fund of America® - Class R-4	5,160,827	423,312	4,737,515	-
The Income Fund of America® - Class R-3	9,948	-	9,948	-
ING GET Fund:				
ING GET Fund - Series D	173,322	15,121,211	(14,947,889)	(7,959,655)
ING GET Fund - Series E	332,271	7,921,265	(7,588,994)	(2,482,898)
ING GET Fund - Series G	152,141	2,453,706	(2,301,565)	(594,633)
ING GET Fund - Series H	71,808	553,919	(482,111)	(485,782)
ING GET Fund - Series I	391	31,291	(30,900)	(11,016)
ING GET Fund - Series J	-	3,174	(3,174)	(1,059)
ING GET Fund - Series K	-	36,528	(36,528)	(32,282)
ING GET Fund - Series L	-	33,717	(33,717)	(15,766)
ING GET Fund - Series Q	-	53,457	(53,457)	(80,054)
ING GET Fund - Series S	234,100	1,092,787	(858,687)	(1,517,841)
ING VP Balanced	6,444,389	6,836,684	(392,295)	(1,112,753)
ING VP Emerging Markets	1,647,146	1,581,428	65,718	102,010
ING VP Intermediate Bond	8,215,620	8,521,505	(305,885)	(3,323,438)
ING VP Money Market	11,292,974	14,025,254	(2,732,280)	(6,220,704)
ING VP Natural Resources	869,736	542,584	327,152	(81,853)
ING Investors Trust:				
ING Julius Baer Foreign	229,069	107,022	122,047	-
ING MFS Total Return	1,891,673	356,177	1,535,496	700,937
ING T. Rowe Price Equity Income	2,182,364	296,163	1,886,201	165,547
ING Partners, Inc.:				
ING Aeltus Enhanced Index	361,801	283,845	77,956	81,415
ING American Century Select	320,348	343,211	(22,863)	214,030
ING American Century Small Cap Value	1,941,068	562,491	1,378,577	355,593
ING Baron Small Cap Growth	3,819,436	1,181,534	2,637,902	940,630
ING Goldman Sachs® Capital Growth	96,777	41,417	55,360	40,099
ING JPMorgan International	3,086,669	3,493,363	(406,694)	(560,840)
ING JPMorgan Mid Cap Value	1,037,259	353,788	683,471	225,796
ING MFS Capital Opportunities	1,546,673	2,633,769	(1,087,096)	(537,394)
ING OpCap Balanced Value	1,291,880	525,561	766,319	692,988
ING Oppenheimer Global	293,242	230,406	62,836	94,892
ING PIMCO Total Return	3,073,334	2,046,501	1,026,833	1,327,641
ING Salomon Brothers Aggressive Growth -				
Initial Class	5,042,874	7,674,056	(2,631,182)	328,935

| | **Year Ended December 31** | | | |
| | **2004** | | | **2003** |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Net Units Issued (Redeemed)**
ING Partners, Inc. (continued):				
ING Salomon Brothers Aggressive Growth -				
Service Class	8,787	7,198	1,589	-
ING Salomon Brothers Fundamental Value	445,245	420,619	24,626	554,916
ING Salomon Brother Investors Value	374,791	268,450	106,341	253,762
ING T. Rowe Price Diversified Mid Cap				
Growth - Initial Class	-	1,154	(1,154)	1,154
ING T. Rowe Price Diversified Mid Cap				
Growth - Service Class	1,358,272	1,438,664	(80,392)	1,121,316
ING T. Rowe Price Growth Equity - Initial Class	4,770,419	3,524,768	1,245,651	1,554,224
ING T. Rowe Price Growth Equity - Service Class	20,449	78	20,371	-
ING UBS U.S. Large Cap Equity	2,141,739	2,820,470	(678,731)	(918,451)
ING Van Kampen Comstock	4,110,698	1,455,969	2,654,729	1,967,779
ING Van Kampen Equity and Income	93,390	38,374	55,016	7,611
ING Strategic Allocation Portfolios, Inc.:				
ING VP Strategic Allocation Balanced	2,104,345	1,638,746	465,599	108,957
ING VP Strategic Allocation Growth	1,598,014	1,292,531	305,483	98,672
ING VP Strategic Allocation Income	1,184,077	1,140,198	43,879	(108,451)
ING Financial Services	1,357	489	868	-
ING Variable Funds:				
ING VP Growth and Income	14,531,937	27,718,675	(13,186,738)	(17,517,346)
ING Variable Insurance Trust:				
ING GET US Core - Series 1	-	19,657	(19,657)	231,302
ING GET US Core - Series 2	100,626	334,903	(234,277)	2,055,233
ING GET US Core - Series 3	7,854,478	2,575,458	5,279,020	20,674
ING GET US Core - Series 5	67,403	952	66,451	-
ING GET US Core - Series 6	685,757	129,749	556,008	-
ING GET US Core - Series 7	434,458	32,788	401,670	-
ING GNMA Income	52,369	12,638	39,731	-
ING Intermediate Bond	53,075	1,008	52,067	-
ING Variable Portfolios, Inc.:				
ING VP Global Science and Technology	7,185,981	8,826,369	(1,640,388)	3,763,655
ING VP Growth	1,932,974	2,775,140	(842,166)	(183,843)
ING VP Index Plus LargeCap	9,746,045	8,875,064	870,981	2,013,333
ING VP Index Plus MidCap	8,240,855	3,533,221	4,707,634	2,691,961
ING VP Index Plus SmallCap	5,377,363	2,451,264	2,926,099	1,631,088
ING VP International Equity	1,728,037	1,670,535	57,502	135,837
ING VP Small Company	3,283,536	3,946,455	(662,919)	617,906
ING VP Value Opportunity	1,935,086	3,913,217	(1,978,131)	(669,895)

115

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

| | **Year Ended December 31** | | | |
| | **2004** | | | **2003** |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Net Units Issued (Redeemed)**
ING Variable Products Trust:				
ING VP Financial Services	20,421	2,952	17,469	-
ING VP Growth Opportunities	88,916	252,428	(163,512)	137,247
ING VP International Value	3,743,766	2,066,960	1,676,806	1,554,185
ING VP MagnaCap	93,937	88,469	5,468	97,929
ING VP MidCap Opportunities	505,997	417,195	88,802	381,501
ING VP Real Estate	2,146,817	186,905	1,959,912	-
ING VP SmallCap Opportunities	651,403	734,610	(83,207)	723,325
ING Real Estate	22,279	75	22,204	-
Janus Advisor Series Balanced	8	-	8	-
Janus Aspen Series:				
Janus Aspen Balanced	4,861,068	7,327,168	(2,466,100)	(516,201)
Janus Aspen Capital Appreciation	82,616	140,531	(57,915)	96,747
Janus Aspen Flexible Income	1,996,838	2,768,202	(771,364)	(357,321)
Janus Aspen Growth	2,862,869	5,692,269	(2,829,400)	(1,192,449)
Janus Aspen Mid Cap Growth	6,055,797	10,760,444	(4,704,647)	(1,685,384)
Janus Aspen Worldwide Growth	5,649,716	12,560,154	(6,910,438)	(5,189,406)
Janus Twenty	21,684	14,890	6,794	18,414
Lord Abbett Affiliated	20,016	7	20,009	-
Lord Abbett Series Fund, Inc.:				
Lord Abbett Growth and Income	6,435,125	1,805,358	4,629,767	3,406,125
Lord Abbett Mid-Cap Value - Class VC	5,878,996	1,189,943	4,689,053	1,521,794
Lord Abbett Mid Cap Value - Class A	24,133	16	24,117	-
Lord Abbett Small-Cap Value	46,008	1,179	44,829	-
Massachusetts Investors Growth Stock	17,013	6	17,007	-
MFS® Variable Insurance Trust℠:				
MFS® Total Return	1,163,591	418,755	744,836	970,674
Moderate Allocation	5,863	-	5,863	-
Mutual Discovery	16,092	55	16,037	-
New Perspective Fund® - Class R-3	18,425	60	18,365	-
New Perspective Fund® - Class R-4	816,804	55,147	761,657	-
Oppenheimer Capital Appreciation	21,208	190	21,018	-
Oppenheimer Developing Markets	1,653,384	525,460	1,127,924	283,558
Oppenheimer Global	286	-	286	-
Oppenheimer Main Street Fund® - Class A	1,214	-	1,214	-

116

	Year Ended December 31			
	2004			2003
	Units Issued	Units Redeemed	Net Increase (Decrease)	Net Units Issued (Redeemed)
Oppenheimer Variable Account Funds:				
Oppenheimer Aggressive Growth	1	1	-	-
Oppenheimer Global Securities	10,759,811	4,601,582	6,158,229	5,451,438
Oppenheimer Main Street® - Fund/VA	1,481	1,481	-	-
Oppenheimer Main Street® Small Cap	369	-	369	-
Oppenheimer Strategic Bond	2,350,521	1,514,577	835,944	996,074
Pax World Balanced	1,535,363	363,518	1,171,845	182,421
PIMCO NFJ Small-Cap Value	4,379	1	4,378	-
PIMCO VIT Real Return	1,377,653	495,693	881,960	-
Pioneer High Yield	41,804	2	41,802	-
Pioneer Variable Contracts Trust:				
Pioneer Equity Income	2,132,114	757,409	1,374,705	624,038
Pioneer Fund	111	-	111	107,358
Pioneer Fund VCT	182,191	91,003	91,188	-
Pioneer High Yield VCT	1,158,236	739,060	419,176	-
Pioneer Mid Cap Value VCT	3,023,990	605,598	2,418,392	738,490
Scudder Equity 500 Index	148	-	148	-
T. Rowe Price Mid-Cap Value	55,070	1,723	53,347	-
Templeton Foreign Fund	39,458	117	39,341	-
Templeton Growth	5,620	193	5,427	-
Templeton Income Trust:				
Templeton Global Bond	615,626	43,539	572,087	-
UBS U.S. Small Cap Growth	4,985	493	4,492	-
Vanguard® 500 Index	1,177	-	1,177	-
Vanguard® Variable Insurance	18,595	112	18,483	-
Wangers Advisors Trust:				
Wanger Select	394,479	199,589	194,890	-
Wanger U.S. Smaller Companies	379,919	193,959	185,960	-
Washington Mutual Investors℠ - Class R-3	116,876	2,064	114,812	-
Washington Mutual Investors℠ - Class R-4	3,519,330	210,096	3,309,234	-

8.   **Unit Summary**

Division/Contract	Units	Unit Value		Extended Value	
AIM Health Sciences					
Contracts in accumulation period:					
ING MAP PLUS NP17	2,121.300	$	10.00	$	21,213
	2,121.300			$	21,213
AIM Mid Cap Core Equity					
Contracts in accumulation period:					
ING MAP PLUS NP11	17,646.931	$	11.08	$	195,528
ING MAP PLUS NP30	78.708		10.99		865
	17,725.639			$	196,393
AIM Small Cap Growth					
Contracts in accumulation period:					
Qualified XII (1.00)	1.772	$	10.72	$	19
	1.772			$	19

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Capital Appreciation			
Contracts in accumulation period:			
Qualified VI	942,381.562	$ 9.22	$ 8,688,758
Qualified VIII	1,168.872	9.22	10,777
Qualified X (1.15)	5,909.375	9.28	54,839
Qualified X (1.25)	84,155.097	9.22	775,910
Qualified XII (0.05)	15,921.152	9.55	152,047
Qualified XII (0.15)	5,717.524	10.50	60,034
Qualified XII (0.25)	31,699.897	9.77	309,708
Qualified XII (0.30)	23,829.363	9.74	232,098
Qualified XII (0.45)	4,462.902	9.65	43,067
Qualified XII (0.55)	9,070.730	9.60	87,079
Qualified XII (0.60)	16,659.324	10.35	172,424
Qualified XII (0.65)	8,138.638	9.55	77,724
Qualified XII (0.70)	57,773.319	9.52	550,002
Qualified XII (0.75)	42,450.052	9.49	402,851
Qualified XII (0.80)	126,641.544	9.46	1,198,029
Qualified XII (0.85)	111,740.042	9.44	1,054,826
Qualified XII (0.90)	3,820.617	9.41	35,952
Qualified XII (0.95)	76,698.934	9.38	719,436
Qualified XII (1.00)	201,848.611	9.36	1,889,303
Qualified XII (1.05)	30,727.117	9.33	286,684
Qualified XII (1.10)	30,094.624	9.30	279,880
Qualified XII (1.15)	8,932.005	9.28	82,889
Qualified XII (1.20)	4,519.135	9.25	41,802
Qualified XII (1.25)	22,247.072	9.22	205,118
Qualified XII (1.30)	4,186.956	9.20	38,520
Qualified XII (1.35)	4,017.448	9.17	36,840
Qualified XII (1.40)	14,390.164	9.15	131,670
Qualified XII (1.45)	3,526.426	9.12	32,161
Qualified XII (1.50)	11,909.351	9.09	108,256
Qualified XV	5,425.855	9.36	50,786
Qualified XVI	20,528.273	9.09	186,602
Qualified XVII	938.570	9.23	8,663
Qualified XVIII	5,097.616	9.23	47,051
Qualified XXI	10,170.975	9.44	96,014
Qualified XXIV	96,589.692	9.41	908,909
Qualified XXV	16,697.983	9.42	157,295
Qualified XXVI	3,280.128	9.36	30,702
Qualified XXVII	214,415.599	5.77	1,237,178
Qualified XXXII	828.333	10.80	8,946
Qualified XXXIV (0.60)	3,211.594	10.35	33,240
	2,281,822.471		$ 20,524,070

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Core Equity			
Currently payable annuity contracts:			$ 12,309
Contracts in accumulation period:			
Qualified VI	2,137,810.469	$ 8.31	17,765,205
Qualified VIII	726.747	8.30	6,032
Qualified X (1.15)	1,296.886	8.35	10,829
Qualified X (1.25)	143,502.166	8.31	1,192,503
Qualified XII (0.05)	17,499.652	8.60	150,497
Qualified XII (0.15)	2,793.471	11.18	31,231
Qualified XII (0.25)	67,573.947	8.79	593,975
Qualified XII (0.30)	22,710.376	8.77	199,170
Qualified XII (0.45)	11,259.379	8.69	97,844
Qualified XII (0.55)	38,654.513	8.64	333,975
Qualified XII (0.60)	56,091.198	11.02	618,125
Qualified XII (0.65)	4,679.743	8.59	40,199
Qualified XII (0.70)	67,046.908	8.57	574,592
Qualified XII (0.75)	50,383.041	8.55	430,775
Qualified XII (0.80)	279,744.366	8.52	2,383,422
Qualified XII (0.85)	167,903.529	8.50	1,427,180
Qualified XII (0.90)	2,255.372	8.47	19,103
Qualified XII (0.95)	120,403.788	8.45	1,017,412
Qualified XII (1.00)	632,274.703	8.42	5,323,753
Qualified XII (1.05)	106,782.143	8.40	896,970
Qualified XII (1.10)	58,397.852	8.38	489,374
Qualified XII (1.15)	36,127.185	8.35	301,662
Qualified XII (1.20)	4,804.801	8.33	40,024
Qualified XII (1.25)	36,651.023	8.31	304,570
Qualified XII (1.30)	436.232	8.28	3,612
Qualified XII (1.35)	4,625.181	8.26	38,204
Qualified XII (1.40)	22,295.504	8.23	183,492
Qualified XII (1.45)	3,197.686	8.21	26,253
Qualified XII (1.50)	13,406.838	8.19	109,802
Qualified XV	6,401.660	8.43	53,966
Qualified XVI	42,845.422	8.19	350,904
Qualified XVII	2,773.525	8.31	23,048
Qualified XVIII	7,404.572	8.31	61,532
Qualified XXI	6,085.059	8.50	51,723
Qualified XXIV	54,407.429	8.48	461,375
Qualified XXV	24,107.901	8.48	204,435
Qualified XXVI	17,356.109	8.43	146,312
Qualified XXVII	341,503.459	6.65	2,270,998
Qualified XXXII	3,018.638	11.16	33,688
Qualified XXXIII (0.65)	206.009	11.15	2,297
Qualified XXXIV (0.60)	2,782.305	11.02	30,661
	4,620,226.787		$ 38,313,033

120

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Growth			
Contracts in accumulation period:			
Qualified VI	1,324,872.089	$ 5.84	$ 7,737,253
Qualified X (1.15)	1,052.041	5.88	6,186
Qualified X (1.25)	127,838.528	5.84	746,577
Qualified XII (0.05)	8,494.069	6.07	51,559
Qualified XII (0.15)	1,979.049	9.26	18,326
Qualified XII (0.25)	23,934.088	6.19	148,152
Qualified XII (0.30)	22,102.918	6.17	136,375
Qualified XII (0.45)	288.072	6.12	1,763
Qualified XII (0.55)	18,988.487	6.08	115,450
Qualified XII (0.60)	13,198.465	9.12	120,370
Qualified XII (0.65)	11,707.769	6.05	70,832
Qualified XII (0.70)	75,997.679	6.03	458,266
Qualified XII (0.75)	28,167.555	6.01	169,287
Qualified XII (0.80)	183,652.254	5.99	1,100,077
Qualified XII (0.85)	192,221.572	5.98	1,149,485
Qualified XII (0.90)	3,856.879	5.96	22,987
Qualified XII (0.95)	121,858.923	5.94	723,842
Qualified XII (1.00)	276,501.011	5.93	1,639,651
Qualified XII (1.05)	58,460.576	5.91	345,502
Qualified XII (1.10)	45,644.143	5.89	268,844
Qualified XII (1.15)	12,576.190	5.88	73,948
Qualified XII (1.20)	10,063.140	5.86	58,970
Qualified XII (1.25)	30,867.637	5.84	180,267
Qualified XII (1.30)	711.320	5.83	4,147
Qualified XII (1.35)	3,415.491	5.81	19,844
Qualified XII (1.40)	24,265.975	5.79	140,500
Qualified XII (1.45)	1,707.439	5.78	9,869
Qualified XII (1.50)	10,115.104	5.76	58,263
Qualified XV	9,649.748	5.95	57,416
Qualified XVI	41,815.798	5.76	240,859
Qualified XVII	3,350.769	5.85	19,602
Qualified XVIII	4,704.958	5.85	27,524
Qualified XXI	9,981.000	6.00	59,886
Qualified XXIV	58,064.765	5.96	346,066
Qualified XXV	14,648.743	5.97	87,453
Qualified XXVI	16,886.003	5.93	100,134
Qualified XXVII	229,492.601	4.46	1,023,537
Qualified XXXII	1,913.653	11.06	21,165
Qualified XXXIV (0.60)	3,837.062	9.12	34,994
	3,028,883.563		$ 17,595,228

Division/Contract	Units	Unit Value	Extended Value
AIM V.I. Premier Equity			
Currently payable annuity contracts:			$ 4,251
Contracts in accumulation period:			
Qualified VI	939,734.678	$ 7.44	6,991,626
Qualified VIII	4.570	7.44	34
Qualified X (1.15)	9,256.685	7.48	69,240
Qualified X (1.25)	91,125.537	7.44	677,974
Qualified XII (0.05)	6,843.376	7.70	52,694
Qualified XII (0.15)	1,909.550	9.11	17,396
Qualified XII (0.25)	17,822.081	7.88	140,438
Qualified XII (0.30)	20,275.572	7.86	159,366
Qualified XII (0.45)	128,592.683	7.79	1,001,737
Qualified XII (0.55)	36,407.355	7.75	282,157
Qualified XII (0.60)	18,466.704	8.98	165,831
Qualified XII (0.65)	12,647.013	7.70	97,382
Qualified XII (0.70)	106,770.313	7.68	819,996
Qualified XII (0.75)	31,024.805	7.66	237,650
Qualified XII (0.80)	200,397.513	7.64	1,531,037
Qualified XII (0.85)	87,936.400	7.61	669,196
Qualified XII (0.90)	8,499.077	7.59	64,508
Qualified XII (0.95)	145,707.530	7.57	1,103,006
Qualified XII (1.00)	249,070.199	7.55	1,880,480
Qualified XII (1.05)	52,139.043	7.53	392,607
Qualified XII (1.10)	42,708.788	7.51	320,743
Qualified XII (1.15)	9,045.855	7.48	67,663
Qualified XII (1.20)	2,793.968	7.46	20,843
Qualified XII (1.25)	35,279.167	7.44	262,477
Qualified XII (1.30)	764.690	7.42	5,674
Qualified XII (1.35)	11,894.325	7.40	88,018
Qualified XII (1.40)	16,723.307	7.38	123,418
Qualified XII (1.45)	554.076	7.36	4,078
Qualified XII (1.50)	3,819.210	7.34	28,033
Qualified XV	5,023.443	7.55	37,927
Qualified XVI	20,767.574	7.34	152,434
Qualified XVII	3,889.933	7.45	28,980
Qualified XVIII	2,024.832	7.45	15,085
Qualified XXI	4,259.790	7.61	32,417
Qualified XXIV	84,882.500	7.60	645,107
Qualified XXV	8,399.473	7.60	63,836
Qualified XXVI	1,228.610	7.55	9,276
Qualified XXVII	197,458.851	6.44	1,271,635
Qualified XXXII	227.618	10.79	2,456
Qualified XXXIV (0.60)	10,832.740	8.98	97,278
	2,627,209.434		$ 19,635,984

Division/Contract	Units	Unit Value	Extended Value
Alliance Bernstein Growth and Income Fund			
Contracts in accumulation period:			
ING MAP PLUS NP16	2,044.558	$ 10.75	$ 21,979
	2,044.558		$ 21,979
Alliance Bernstein Growth and Income Portfolio			
Contracts in accumulation period:			
Qualified X (1.25)	4,425.201	$ 11.23	$ 49,695
	4,425.201		$ 49,695
American Balanced Fund®			
Contracts in accumulation period:			
ING MAP PLUS NP11	4,474.410	$ 10.59	$ 47,384
ING MAP PLUS NP14	1,203.024	10.58	12,728
ING MAP PLUS NP15	40,987.607	10.57	433,239
ING MAP PLUS NP17	8,141.154	10.57	86,052
ING MAP PLUS NP22	40,105.124	10.54	422,708
ING MAP PLUS NP23	307.305	10.54	3,239
ING MAP PLUS NP26	90.494	10.52	952
ING MAP PLUS NP27	132.605	10.52	1,395
ING MAP PLUS NP29	8,691.246	10.51	91,345
ING MAP PLUS NP30	11.238	10.50	118
ING MAP PLUS NP7	1,265.504	10.61	13,427
ING MAP PLUS NP9	14,730.095	10.60	156,139
	120,139.806		$ 1,268,726
American Century® Income & Growth			
Contracts in accumulation period:			
Qualified XII (1.10)	2,144.937	$ 30.91	$ 66,300
Qualified XXVII	430,968.894	10.03	4,322,618
	433,113.831		$ 4,388,918
Ariel Appreciation			
Contracts in accumulation period:			
ING MAP PLUS NP11	8,011.883	$ 10.94	$ 87,650
ING MAP PLUS NP15	7,898.351	10.92	86,250
ING MAP PLUS NP19	140.918	10.90	1,536
ING MAP PLUS NP22	1,563.236	10.88	17,008
	17,614.388		$ 192,444

Division/Contract	Units	Unit Value		Extended Value	
Ariel					
Contracts in accumulation period:					
ING MAP PLUS NP19	2,340.256	$	11.70	$	27,381
ING MAP PLUS NP22	9,711.130		11.68		113,426
ING MAP PLUS NP26	1,140.995		11.66		13,304
	13,192.381			$	154,111
Baron Asset					
Contracts in accumulation period:					
ING MAP PLUS NP14	3,932.511	$	12.15	$	47,780
ING MAP PLUS NP15	185.761		12.15		2,257
ING MAP PLUS NP16	1,480.066		12.14		17,968
ING MAP PLUS NP17	3,615.486		12.14		43,892
ING MAP PLUS NP22	387.201		12.11		4,689
ING MAP PLUS NP9	1,485.714		12.18		18,096
	11,086.739			$	134,682
Baron Growth					
Contracts in accumulation period:					
ING MAP PLUS NP14	8,181.291	$	12.08	$	98,830
ING MAP PLUS NP15	7,742.053		12.08		93,524
ING MAP PLUS NP16	6,305.633		12.07		76,109
ING MAP PLUS NP17	2,946.562		12.07		35,565
ING MAP PLUS NP19	3,443.781		12.06		41,532
ING MAP PLUS NP22	707.226		12.04		8,515
ING MAP PLUS NP23	1,049.210		12.03		12,622
ING MAP PLUS NP27	16.985		12.01		204
ING MAP PLUS NP7	2,048.515		12.12		24,828
	32,441.256			$	391,729

Division/Contract	Units	Unit Value	Extended Value
Calvert Social Balanced			
Contracts in accumulation period:			
Qualified V	335.057	$ 22.05	$ 7,388
Qualified VI	939,746.700	21.82	20,505,273
Qualified VIII	5,714.084	19.81	113,196
Qualified X (1.15)	1,106.305	11.26	12,457
Qualified X (1.25)	66,551.968	11.18	744,051
Qualified XII (0.05)	3,837.747	22.81	87,539
Qualified XII (0.15)	3,396.934	11.09	37,672
Qualified XII (0.25)	99,891.838	12.13	1,211,688
Qualified XII (0.30)	96,180.645	12.09	1,162,824
Qualified XII (0.40)	91,688.863	16.79	1,539,456
Qualified XII (0.45)	23,627.318	11.97	282,819
Qualified XII (0.55)	10,432.969	11.89	124,048
Qualified XII (0.60)	16,311.814	11.85	193,295
Qualified XII (0.65)	14,260.321	11.82	168,557
Qualified XII (0.70)	171,058.404	11.78	2,015,068
Qualified XII (0.75)	144,238.330	11.74	1,693,358
Qualified XII (0.80)	136,946.385	12.31	1,685,810
Qualified XII (0.85)	204,430.849	16.37	3,346,533
Qualified XII (0.90)	9,190.774	12.14	111,576
Qualified XII (0.95)	52,198.521	16.23	847,182
Qualified XII (1.00)	409,056.374	16.16	6,610,351
Qualified XII (1.05)	39,360.783	16.09	633,315
Qualified XII (1.10)	41,804.182	16.02	669,703
Qualified XII (1.15)	14,502.257	15.95	231,311
Qualified XII (1.20)	11,929.030	15.88	189,433
Qualified XII (1.25)	16,388.046	15.81	259,095
Qualified XII (1.30)	2,160.381	15.75	34,026
Qualified XII (1.35)	3,526.148	15.68	55,290
Qualified XII (1.40)	14,456.054	15.61	225,659
Qualified XII (1.45)	918.211	15.54	14,269
Qualified XII (1.50)	2,058.527	15.48	31,866
Qualified XV	2,919.374	22.35	65,248
Qualified XVI	37,768.458	21.40	808,245
Qualified XVII	700.504	21.82	15,285
Qualified XVIII	9,408.765	11.18	105,190
Qualified XXI	3,525.555	22.54	79,466
Qualified XXIV	29,889.422	16.26	486,002
Qualified XXV	5,605.653	22.29	124,950
Qualified XXVI	289.024	22.14	6,399
Qualified XXVII	578,904.407	29.27	16,944,532
Qualified XXVIII	90,261.018	29.09	2,625,693
Qualified XXXII	1,364.344	10.91	14,885
Qualified XXXIV (0.60)	4,209.114	11.85	49,878
	3,412,151.457		$ 66,169,881

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP11	12,073.466	$ 11.57	$ 139,690
ING MAP PLUS NP14	9,973.333	11.55	115,192
ING MAP PLUS NP15	14,504.069	11.55	167,522
ING MAP PLUS NP19	2,624.631	11.53	30,262
ING MAP PLUS NP23	173.675	11.51	1,999
ING MAP PLUS NP29	3,558.064	11.47	40,811
ING MAP PLUS NP9	4,955.872	11.58	57,389
	47,863.110		$ 552,865
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
Qualified VI	589,758.166	11.45	6,752,731
Qualified XII (0.55)	917.131	11.50	10,547
Qualified XII (0.60)	700.174	11.50	8,052
Qualified XII (0.70)	14,216.710	11.49	163,350
Qualified XII (0.75)	24,395.910	11.49	280,309
Qualified XII (0.80)	295,307.665	11.48	3,390,132
Qualified XII (0.85)	24,648.780	11.48	282,968
Qualified XII (0.90)	754.007	11.48	8,656
Qualified XII (0.95)	29,103.662	11.47	333,819
Qualified XII (1.00)	362,008.195	11.47	4,152,234
Qualified XII (1.05)	11,698.257	11.47	134,179
Qualified XII (1.10)	26,520.419	11.46	303,924
Qualified XII (1.15)	1,515.794	11.46	17,371
Qualified XII (1.20)	214.061	11.45	2,451
Qualified XII (1.25)	3,553.188	11.45	40,684
Qualified XII (1.35)	1,297.290	11.44	14,841
Qualified XII (1.40)	2,665.559	11.44	30,494
Qualified XII (1.45)	339.370	11.43	3,879
Qualified XII (1.50)	2.537	11.43	29
Qualified XVI	3,097.288	11.43	35,402
Qualified XVII	5,731.038	11.47	65,735
Qualified XXIV	27,480.435	11.96	328,666
	1,425,925.636		$ 16,360,453

Division/Contract	Units	Unit Value	Extended Value
Evergreen Special Values			
Contracts in accumulation period:			
ING MAP PLUS NP11	2,719.056	$ 11.65	$ 31,677
ING MAP PLUS NP14	3,008.083	11.63	34,984
ING MAP PLUS NP15	3,045.572	11.63	35,420
ING MAP PLUS NP16	1,597.074	11.62	18,558
ING MAP PLUS NP26	104.581	11.57	1,210
ING MAP PLUS NP27	18.426	11.56	213
ING MAP PLUS NP7	1,888.860	11.67	22,043
Qualified V	317.664	18.06	5,737
Qualified VI	460,931.721	18.19	8,384,348
Qualified XII (0.55)	1,086.354	18.76	20,380
Qualified XII (0.60)	336.378	18.72	6,297
Qualified XII (0.65)	155.514	18.68	2,905
Qualified XII (0.70)	16,062.500	18.64	299,405
Qualified XII (0.75)	3,304.462	18.60	61,463
Qualified XII (0.80)	28,777.790	18.55	533,828
Qualified XII (0.85)	21,368.936	18.51	395,539
Qualified XII (0.90)	491.337	18.47	9,075
Qualified XII (0.95)	48,298.046	18.43	890,133
Qualified XII (1.00)	322,471.343	18.39	5,930,248
Qualified XII (1.05)	12,774.224	18.35	234,407
Qualified XII (1.10)	7,951.611	18.31	145,594
Qualified XII (1.15)	2,723.645	18.27	49,761
Qualified XII (1.20)	1,332.913	18.23	24,299
Qualified XII (1.25)	6,363.936	18.19	115,760
Qualified XII (1.35)	18.774	18.11	340
Qualified XII (1.40)	3,376.591	18.07	61,015
Qualified XII (1.45)	328.841	18.03	5,929
Qualified XII (1.50)	83.102	17.99	1,495
Qualified XVI	7,700.223	17.99	138,527
Qualified XVII	1,247.554	18.19	22,693
Qualified XXIV	6,804.270	18.50	125,879
Qualified XXVII	1,643,534.468	18.22	29,945,198
	2,610,223.849		$ 47,554,360

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® Advisor Mid Cap			
Contracts in accumulation period:			
ING MAP PLUS NP11	5,351.972	$ 11.41	$ 61,066
ING MAP PLUS NP15	9,886.830	11.39	112,611
ING MAP PLUS NP17	1,723.902	11.38	19,618
ING MAP PLUS NP19	3,041.864	11.37	34,586
ING MAP PLUS NP21	854.753	11.36	9,710
ING MAP PLUS NP22	1,876.652	11.35	21,300
ING MAP PLUS NP23	375.771	11.35	4,265
ING MAP PLUS NP26	887.467	11.33	10,055
ING MAP PLUS NP27	20.036	11.33	227
ING MAP PLUS NP30	24.315	11.31	275
ING MAP PLUS NP7	461.330	11.43	5,273
ING MAP PLUS NP9	12,590.718	11.42	143,786
	37,095.610		$ 422,772
Fidelity® VIP Contrafund®			
Currently payable annuity contracts:			$ 1,619,264
Contracts in accumulation period:	-		
ING MAP PLUS NP10	4,841.893	$ 11.41	55,246
ING MAP PLUS NP11	8,558.896	11.41	97,657
ING MAP PLUS NP14	14,324.320	11.39	163,154
ING MAP PLUS NP15	75.242	11.39	857
ING MAP PLUS NP17	7,422.671	11.38	84,470
ING MAP PLUS NP19	3,585.400	11.37	40,766
ING MAP PLUS NP21	1,844.894	11.36	20,958
ING MAP PLUS NP22	26,765.639	11.35	303,790
ING MAP PLUS NP26	655.958	11.33	7,432
ING MAP PLUS NP27	35.393	11.33	401
ING MAP PLUS NP29	7,981.714	11.32	90,353
ING MAP PLUS NP30	107.604	11.31	1,217
ING MAP PLUS NP7	2,226.160	11.43	25,445
ING MAP PLUS NP9	26,855.517	11.42	306,690
Qualified V	6,763.062	24.69	166,980
Qualified VI	10,166,479.076	24.90	253,145,329
Qualified VIII	5,661.557	25.05	141,822
Qualified X (1.15)	94,685.982	28.25	2,674,879
Qualified X (1.25)	896,870.408	27.98	25,094,434
Qualified XII (0.05)	113,204.573	26.02	2,945,583
Qualified XII (0.15)	91,278.804	13.21	1,205,793
Qualified XII (0.25)	756,701.032	15.50	11,728,866
Qualified XII (0.30)	202,143.819	15.45	3,123,122
Qualified XII (0.40)	478,760.059	23.81	11,399,277

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund®			
(continued)			
Qualified XII (0.45)	659,806.737	$ 15.29	$ 10,088,445
Qualified XII (0.55)	241,303.884	15.19	3,665,406
Qualified XII (0.60)	702,963.276	15.14	10,642,864
Qualified XII (0.65)	139,632.604	15.09	2,107,056
Qualified XII (0.70)	855,660.639	15.04	12,869,136
Qualified XII (0.75)	779,689.526	14.99	11,687,546
Qualified XII (0.80)	2,927,046.014	16.43	48,091,366
Qualified XII (0.85)	687,424.806	23.22	15,962,004
Qualified XII (0.90)	102,009.279	15.95	1,627,048
Qualified XII (0.95)	771,059.383	23.02	17,749,787
Qualified XII (1.00)	4,557,462.653	22.92	104,457,044
Qualified XII (1.05)	338,621.779	22.82	7,727,349
Qualified XII (1.10)	198,817.862	22.73	4,519,130
Qualified XII (1.15)	237,826.381	22.63	5,382,011
Qualified XII (1.20)	36,012.472	22.53	811,361
Qualified XII (1.25)	129,477.842	22.43	2,904,188
Qualified XII (1.30)	5,931.602	22.34	132,512
Qualified XII (1.35)	19,628.103	22.24	436,529
Qualified XII (1.40)	48,131.707	22.14	1,065,636
Qualified XII (1.45)	6,547.438	22.05	144,371
Qualified XII (1.50)	20,847.107	21.95	457,594
Qualified XV	36,903.802	25.51	941,416
Qualified XVI	222,008.641	24.42	5,421,451
Qualified XVII	25,722.490	24.90	640,490
Qualified XVIII	30,712.938	27.98	859,348
Qualified XXI	78,803.188	25.72	2,026,818
Qualified XXIV	257,773.113	23.06	5,944,248
Qualified XXV	114,121.982	25.43	2,902,122
Qualified XXVI	17,373.328	25.27	439,024
Qualified XXVII	3,987,862.908	28.47	113,534,457
Qualified XXVIII	1,134,941.060	28.30	32,118,832
Qualified XXXII	46,416.186	11.80	547,711
Qualified XXXIII (0.65)	18,404.935	13.17	242,393
Qualified XXXIV (0.60)	44,362.219	15.14	671,644
	32,399,137.557		$ 743,262,122

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income			
Currently payable annuity contracts:			$ 795,418
Contracts in accumulation period:			
ING MAP PLUS NP14	8,594.220	$ 10.90	93,677
ING MAP PLUS NP15	249.633	10.90	2,721
ING MAP PLUS NP26	37.638	10.84	408
Qualified V	1,472.325	21.03	30,963
Qualified VI	6,238,986.374	21.43	133,701,478
Qualified VIII	6,687.629	21.34	142,714
Qualified X (1.15)	115,108.819	27.10	3,119,449
Qualified X (1.25)	944,028.870	26.81	25,309,414
Qualified XI	1,412.401	22.66	32,005
Qualified XII (0.05)	63,618.446	22.39	1,424,417
Qualified XII (0.15)	86,882.794	11.74	1,020,004
Qualified XII (0.25)	553,783.936	13.01	7,204,729
Qualified XII (0.30)	207,162.577	12.96	2,684,827
Qualified XII (0.40)	365,386.545	19.62	7,168,884
Qualified XII (0.45)	314,974.357	12.83	4,041,121
Qualified XII (0.55)	162,010.588	12.75	2,065,635
Qualified XII (0.60)	825,794.965	12.71	10,495,854
Qualified XII (0.65)	69,693.291	12.67	883,014
Qualified XII (0.70)	493,970.206	12.62	6,233,904
Qualified XII (0.75)	789,312.718	12.58	9,929,554
Qualified XII (0.80)	1,848,160.673	13.68	25,282,838
Qualified XII (0.85)	707,385.311	19.13	13,532,281
Qualified XII (0.90)	55,599.401	13.37	743,364
Qualified XII (0.95)	568,436.320	18.97	10,783,237
Qualified XII (1.00)	1,606,502.117	18.89	30,346,825
Qualified XII (1.05)	229,307.234	18.80	4,310,976
Qualified XII (1.10)	191,321.474	18.72	3,581,538
Qualified XII (1.15)	110,055.150	18.64	2,051,428
Qualified XII (1.20)	27,999.731	18.56	519,675
Qualified XII (1.25)	109,939.069	18.48	2,031,674
Qualified XII (1.30)	4,707.717	18.40	86,622
Qualified XII (1.35)	11,384.989	18.32	208,573
Qualified XII (1.40)	58,806.908	18.24	1,072,638
Qualified XII (1.45)	5,407.925	18.17	98,262
Qualified XII (1.50)	9,873.411	18.09	178,610
Qualified XV	32,806.515	21.95	720,103
Qualified XVI	184,225.452	21.02	3,872,419
Qualified XVII	13,039.664	21.43	279,440
Qualified XVIII	25,554.457	26.81	685,115
Qualified XXI	41,497.741	22.13	918,345

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income			
(continued)			
Qualified XXIV	159,398.368	$ 19.00	$ 3,028,569
Qualified XXV	57,825.137	21.88	1,265,214
Qualified XXVI	27,716.192	21.74	602,550
Qualified XXVII	2,369,316.975	22.68	53,736,109
Qualified XXVIII	1,226,563.443	22.54	27,646,740
Qualified XXXII	37,708.564	11.56	435,911
Qualified XXXIV (0.60)	54,204.721	12.71	688,942
	21,023,912.991		$ 405,088,188
Fidelity® VIP Growth			
Currently payable annuity contracts:			$ 420,537
Contracts in accumulation period:			
ING MAP PLUS NP17	2,107.419	$ 9.84	20,737
ING MAP PLUS NP26	49.081	9.80	481
Qualified V	1,073.396	17.14	18,398
Qualified VI	9,263,905.992	17.19	159,246,544
Qualified VIII	10,663.694	17.38	185,335
Qualified X (1.15)	128,759.603	24.16	3,110,832
Qualified X (1.25)	1,100,525.774	23.90	26,302,566
Qualified XII (0.05)	32,419.098	17.96	582,247
Qualified XII (0.15)	94,933.893	9.53	904,720
Qualified XII (0.25)	658,026.615	11.61	7,639,689
Qualified XII (0.30)	175,324.200	11.57	2,028,501
Qualified XII (0.45)	559,932.809	11.46	6,416,830
Qualified XII (0.55)	241,508.084	11.38	2,748,362
Qualified XII (0.60)	552,845.198	11.35	6,274,793
Qualified XII (0.65)	147,326.349	11.31	1,666,261
Qualified XII (0.70)	813,946.850	11.27	9,173,181
Qualified XII (0.75)	1,072,839.091	11.23	12,047,983
Qualified XII (0.80)	2,136,201.060	12.27	26,211,187
Qualified XII (0.85)	1,247,419.827	16.14	20,133,356
Qualified XII (0.90)	88,223.886	11.89	1,048,982
Qualified XII (0.95)	707,614.250	16.00	11,321,828
Qualified XII (1.00)	2,761,409.165	15.93	43,989,248
Qualified XII (1.05)	395,235.876	15.86	6,268,441
Qualified XII (1.10)	252,036.606	15.79	3,979,658
Qualified XII (1.15)	105,129.198	15.72	1,652,631
Qualified XII (1.20)	49,507.663	15.66	775,290
Qualified XII (1.25)	108,714.240	15.59	1,694,855
Qualified XII (1.30)	20,564.498	15.52	319,161
Qualified XII (1.35)	28,241.554	15.45	436,332
Qualified XII (1.40)	74,235.217	15.39	1,142,480

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth			
(continued)			
Qualified XII (1.45)	4,572.650	$ 15.32	$ 70,053
Qualified XII (1.50)	18,808.852	15.25	286,835
Qualified XV	38,369.449	17.61	675,686
Qualified XVI	246,400.949	16.86	4,154,320
Qualified XVII	13,943.630	17.19	239,691
Qualified XVIII	42,612.552	23.90	1,018,440
Qualified XXI	110,098.029	17.76	1,955,341
Qualified XXIV	329,860.325	16.03	5,287,661
Qualified XXV	200,572.706	17.55	3,520,051
Qualified XXVI	44,951.434	17.44	783,953
Qualified XXXII	53,573.460	10.55	565,200
Qualified XXXIII (0.65)	3,972.211	9.50	37,736
Qualified XXXIV (0.60)	86,510.132	11.35	981,890
	24,024,966.565		$ 377,338,303
Fidelity® VIP High Income			
Currently payable annuity contracts:			$ 92,642
Contracts in accumulation period:			
Qualified XXVII	424,740.088	$ 9.03	3,835,403
Qualified XXVIII	142,798.663	8.98	1,282,332
	567,538.751		$ 5,210,377
Fidelity® VIP Asset Manager^SM			
Contracts in accumulation period:			
Qualified XXVII	1,017,630.719	$ 18.23	$ 18,551,408
Qualified XXVIII	98,070.238	18.11	1,776,052
	1,115,700.957		$ 20,327,460
Fidelity® VIP Index 500			
Contracts in accumulation period:			
Qualified XXVII	4,392,230.429	$ 23.53	$ 103,349,182
Qualified XXVIII	573,710.265	23.38	13,413,346
	4,965,940.694		$ 116,762,528

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas			
Contracts in accumulation period:			
Qualified V	242.915	$ 14.75	$ 3,583
Qualified VI	1,258,870.073	14.97	18,845,285
Qualified VIII	795.521	14.96	11,901
Qualified X (1.15)	21,470.686	15.59	334,728
Qualified X (1.25)	148,158.885	15.42	2,284,610
Qualified XII (0.05)	20,316.677	15.65	317,956
Qualified XII (0.15)	6,556.235	12.27	80,445
Qualified XII (0.25)	109,081.091	11.00	1,199,892
Qualified XII (0.30)	39,274.658	10.97	430,843
Qualified XII (0.45)	44,140.423	10.86	479,365
Qualified XII (0.55)	13,036.700	10.79	140,666
Qualified XII (0.60)	66,264.351	12.09	801,136
Qualified XII (0.65)	28,070.336	10.72	300,914
Qualified XII (0.70)	70,857.865	10.68	756,762
Qualified XII (0.75)	45,057.089	10.65	479,858
Qualified XII (0.80)	225,460.624	11.86	2,673,963
Qualified XII (0.85)	78,255.705	14.81	1,158,967
Qualified XII (0.90)	6,521.525	11.80	76,954
Qualified XII (0.95)	91,363.624	14.68	1,341,218
Qualified XII (1.00)	193,880.027	14.62	2,834,526
Qualified XII (1.05)	29,915.728	14.56	435,573
Qualified XII (1.10)	27,191.724	14.50	394,280
Qualified XII (1.15)	26,652.876	14.43	384,601
Qualified XII (1.20)	7,734.795	14.37	111,149
Qualified XII (1.25)	15,875.681	14.31	227,181
Qualified XII (1.30)	5,755.649	14.25	82,018
Qualified XII (1.35)	2,330.655	14.19	33,072
Qualified XII (1.40)	6,899.504	14.12	97,421
Qualified XII (1.45)	1,539.189	14.06	21,641
Qualified XII (1.50)	1,862.428	14.00	26,074
Qualified XV	8,677.510	15.34	133,113
Qualified XVI	33,035.398	14.69	485,290
Qualified XVII	6,644.422	14.97	99,467
Qualified XVIII	4,480.091	15.42	69,083
Qualified XXI	8,503.685	15.47	131,552
Qualified XXIV	47,940.381	14.71	705,203
Qualified XXV	35,156.835	15.29	537,548
Qualified XXVI	2,815.997	15.19	42,775
Qualified XXVII	289,347.059	8.33	2,410,261
Qualified XXXII	2,875.952	11.81	33,965
Qualified XXXIV (0.60)	3,446.815	12.09	41,672
	3,036,357.384		$ 41,056,511

Division/Contract	Units	Unit Value	Extended Value
Franklin Small-Mid Cap Growth			
Contracts in accumulation period:			
ING MAP PLUS NP15	137.305	$ 10.91	$ 1,498
ING MAP PLUS NP23	261.637	10.87	2,844
ING MAP PLUS NP29	6,030.074	10.84	65,366
	6,429.016		$ 69,708
Franklin Small Cap Value Securities			
Currently payable annuity contracts:			$ 303,235
Contracts in accumulation period:			
ING MAP PLUS NP26	17.628	$ 12.14	214
ING MAP PLUS NP30	42.361	12.11	513
NYSUT 457	212,287.753	16.33	3,466,659
Qualified V	86.330	14.63	1,263
Qualified VI	1,190,342.692	14.71	17,509,941
Qualified X (1.15)	34,216.125	14.76	505,030
Qualified X (1.25)	144,474.167	14.71	2,125,215
Qualified XI	1,402.694	15.22	21,349
Qualified XII (0.45)	488.426	15.12	7,385
Qualified XII (0.55)	32,876.576	15.07	495,450
Qualified XII (0.60)	36,672.141	15.04	551,549
Qualified XII (0.65)	21,695.673	15.02	325,869
Qualified XII (0.70)	95,936.491	14.99	1,438,088
Qualified XII (0.75)	20,723.463	14.96	310,023
Qualified XII (0.80)	124,155.957	14.94	1,854,890
Qualified XII (0.85)	164,023.005	14.91	2,445,583
Qualified XII (0.90)	4,281.464	14.89	63,751
Qualified XII (0.95)	113,358.412	14.86	1,684,506
Qualified XII (1.00)	602,591.846	14.84	8,942,463
Qualified XII (1.05)	34,478.258	14.81	510,623
Qualified XII (1.10)	24,913.938	14.78	368,228

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities			
(continued)			
Qualified XII (1.15)	10,292.141	$ 14.76	$ 151,912
Qualified XII (1.20)	2,443.788	14.73	35,997
Qualified XII (1.25)	24,928.620	14.71	366,700
Qualified XII (1.30)	2,748.569	14.68	40,349
Qualified XII (1.35)	445.157	14.66	6,526
Qualified XII (1.40)	5,835.338	14.63	85,371
Qualified XII (1.45)	2,065.229	14.61	30,173
Qualified XII (1.50)	1,131.687	14.58	16,500
Qualified XV	4,472.678	14.86	66,464
Qualified XVI	22,125.377	14.58	322,588
Qualified XVII	4,340.381	14.71	63,847
Qualified XVIII	7,755.677	14.71	114,086
Qualified XXI	20,825.636	14.94	311,135
Qualified XXIV	72,777.934	14.91	1,085,119
Qualified XXV	26,961.230	14.96	403,340
Qualified XXVI	22,676.092	14.89	337,647
Qualified XXVIII	250,383.143	14.00	3,505,364
Qualified XXXII	2,781.976	12.65	35,192
Qualified XXXIII (0.65)	11,968.058	15.09	180,598
Qualified XXXIV (0.60)	2,744.282	15.04	41,274
	3,358,768.393		$ 50,132,009
The Growth Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP11	19,476.753	$ 10.84	$ 211,128
ING MAP PLUS NP14	9,748.336	10.82	105,477
ING MAP PLUS NP15	37,891.035	10.82	409,981
ING MAP PLUS NP16	3,833.210	10.81	41,437
ING MAP PLUS NP17	13,508.789	10.81	146,030
ING MAP PLUS NP19	4,723.704	10.80	51,016
ING MAP PLUS NP21	1,764.041	10.79	19,034
ING MAP PLUS NP22	10,740.167	10.78	115,779
ING MAP PLUS NP23	2,079.592	10.78	22,418
ING MAP PLUS NP26	2,617.194	10.76	28,161
ING MAP PLUS NP29	14,356.465	10.75	154,332
ING MAP PLUS NP30	54.469	10.74	585
ING MAP PLUS NP7	1,384.899	10.86	15,040
	122,178.654		$ 1,320,418

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4			
Contracts in accumulation period:			
Qualified V	1,154.209	$ 10.81	$ 12,477
Qualified VI	1,485,898.521	10.82	16,077,422
Qualified XII (0.45)	410.120	10.87	4,458
Qualified XII (0.55)	12,419.320	10.87	134,998
Qualified XII (0.60)	13,838.029	10.86	150,281
Qualified XII (0.65)	4,320.350	10.86	46,919
Qualified XII (0.70)	66,111.234	10.86	717,968
Qualified XII (0.75)	82,378.157	10.85	893,803
Qualified XII (0.80)	1,633,839.262	10.85	17,727,156
Qualified XII (0.85)	128,792.995	10.85	1,397,404
Qualified XII (0.90)	6,068.634	10.84	65,784
Qualified XII (0.95)	65,090.037	10.84	705,576
Qualified XII (1.00)	1,026,654.479	10.83	11,118,668
Qualified XII (1.05)	66,318.375	10.83	718,228
Qualified XII (1.10)	39,555.217	10.83	428,383
Qualified XII (1.15)	9,196.858	10.82	99,510
Qualified XII (1.20)	3,356.008	10.82	36,312
Qualified XII (1.25)	29,614.787	10.82	320,432
Qualified XII (1.30)	546.716	10.81	5,910
Qualified XII (1.35)	54.949	10.81	594
Qualified XII (1.40)	4,306.383	10.81	46,552
Qualified XII (1.45)	983.334	10.80	10,620
Qualified XII (1.50)	476.203	10.80	5,143
Qualified XVI	17,915.463	10.80	193,487
Qualified XVII	9,088.551	10.83	98,429
Qualified XXIV	29,126.840	11.14	324,473
	4,737,515.031		$ 51,340,987
The Income Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP14	1,987.421	$ 11.05	$ 21,961
ING MAP PLUS NP19	1,293.648	11.02	14,256
ING MAP PLUS NP21	1,179.837	11.01	12,990
ING MAP PLUS NP26	365.423	10.99	4,016
ING MAP PLUS NP29	77.849	10.97	854
ING MAP PLUS NP7	2,662.815	11.08	29,504
ING MAP PLUS NP9	2,380.668	11.07	26,354
	9,947.661		$ 109,935

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series H			
Contracts in accumulation period:			
Qualified VI	596,188.084	$ 10.49	$ 6,254,013
Qualified X (1.15)	44,603.185	10.36	462,089
Qualified X (1.25)	123,131.371	10.36	1,275,641
Qualified XII (0.15)	11,768.281	10.94	128,745
Qualified XII (0.30)	3,361.843	10.85	36,476
Qualified XII (0.50)	330.734	11.03	3,648
Qualified XII (0.80)	2,626.427	10.86	28,523
Qualified XII (0.85)	2,826.994	10.78	30,475
Qualified XII (0.90)	1,482.979	10.81	16,031
Qualified XII (0.95)	5,487.198	10.78	59,152
Qualified XII (1.00)	28,935.721	10.75	311,059
Qualified XII (1.05)	48,866.729	10.73	524,340
Qualified XII (1.10)	16,156.448	10.70	172,874
Qualified XII (1.20)	10,485.822	10.65	111,674
Qualified XII (1.25)	146,404.425	10.62	1,554,815
Qualified XII (1.30)	1,264.022	10.59	13,386
Qualified XII (1.35)	9,442.385	10.57	99,806
Qualified XII (1.40)	5,909.678	10.54	62,288
Qualified XV	500.657	10.65	5,332
Qualified XVI	5,812.270	10.35	60,157
Qualified XVII	3,321.735	10.49	34,845
Qualified XVIII	47,238.803	10.36	489,394
Qualified XXI	1,214.259	10.73	13,029
Qualified XXV	297.032	10.78	3,202
Qualified XXVI	1,931.373	10.71	20,685
Qualified XXVII	153,925.094	10.60	1,631,606
Qualified XXXII	9,518.164	10.02	95,372
	1,283,031.713		$ 13,498,657
ING GET Fund - Series I			
Contracts in accumulation period:			
Qualified X (1.15)	376.540	$ 10.23	$ 3,852
Qualified X (1.25)	69,911.535	10.23	715,195
Qualified XVIII	2,524.242	10.23	25,823
Qualified XXXII	2,548.896	9.96	25,387
	75,361.213		$ 770,257

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series J			
Contracts in accumulation period:			
Qualified X (1.25)	23,675.371	$ 10.11	$ 239,358
Qualified XVIII	6,626.410	10.11	66,993
Qualified XXXII	4,504.020	9.95	44,815
	34,805.801		$ 351,166
ING GET Fund - Series K			
Contracts in accumulation period:			
Qualified X (1.25)	5,403.363	$ 10.11	$ 54,628
Qualified XXVII	122,897.966	10.32	1,268,307
Qualified XXXII	2,636.061	9.90	26,097
	130,937.390		$ 1,349,032
ING GET Fund - Series L			
Contracts in accumulation period:			
Qualified XXVII	67,762.512	$ 10.27	$ 695,921
	67,762.512		$ 695,921
ING GET Fund - Series Q			
Contracts in accumulation period:			
Qualified XXVII	364,133.775	$ 10.57	$ 3,848,894
	364,133.775		$ 3,848,894

Division/Contract	Units	Unit Value	Extended Value
ING GET Fund - Series S			
Contracts in accumulation period:			
Qualified VI	834,098.680	$ 10.61	$ 8,849,787
Qualified X (1.15)	35,466.635	10.61	376,301
Qualified X (1.25)	158,296.324	10.61	1,679,524
Qualified XII (0.15)	5,819.560	10.89	63,375
Qualified XII (0.50)	78,122.426	10.88	849,972
Qualified XII (0.80)	5,126.204	10.80	55,363
Qualified XII (0.85)	7,952.734	10.79	85,810
Qualified XII (0.85)	8,175.903	10.79	88,218
Qualified XII (0.95)	11,736.245	10.76	126,282
Qualified XII (1.00)	49,275.512	10.74	529,219
Qualified XII (1.05)	290,384.716	10.73	3,115,828
Qualified XII (1.10)	65,559.944	10.71	702,147
Qualified XII (1.20)	8,208.520	10.68	87,667
Qualified XII (1.25)	326,573.571	10.67	3,484,540
Qualified XII (1.30)	380.113	10.66	4,052
Qualified XII (1.35)	8,832.707	10.64	93,980
Qualified XII (1.40)	34,019.567	10.63	361,628
Qualified XII (1.50)	526.981	10.60	5,586
Qualified XII (1.55)	615.392	10.59	6,517
Qualified XII (1.65)	127.746	10.56	1,349
Qualified XV	390.926	10.69	4,179
Qualified XVI	11,953.701	10.54	125,992
Qualified XVII	8,895.574	10.62	94,471
Qualified XVIII	15,651.978	10.62	166,224
Qualified XXI	174.371	10.73	1,871
Qualified XXIV	2,544.310	10.72	27,275
Qualified XXV	559.963	10.79	6,042
Qualified XXVII	276,332.303	10.68	2,951,229
Qualified XXXII	1,379.863	10.18	14,047
	2,247,182.469		$ 23,958,475

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced			
Currently payable annuity contracts:			$ 27,818,977
Contracts in accumulation period:			
Qualified I	29,769.099	$ 33.72	1,003,814
Qualified V	554.958	25.11	13,935
Qualified VI	11,915,420.991	25.44	303,128,310
Qualified VII	165,157.306	24.57	4,057,915
Qualified VIII	3,937.103	23.61	92,955
Qualified IX	1,699.264	24.46	41,564
Qualified X (1.15)	178,408.667	25.73	4,590,455
Qualified X (1.25)	2,436,695.794	25.44	61,989,541
Qualified XII (0.00)	81,056.849	11.68	946,744
Qualified XII (0.05)	108,461.752	26.59	2,883,998
Qualified XII (0.25)	1,049,384.036	13.28	13,935,820
Qualified XII (0.30)	389,944.487	13.24	5,162,865
Qualified XII (0.40)	174,003.388	18.89	3,286,924
Qualified XII (0.45)	113,110.297	13.11	1,482,876
Qualified XII (0.55)	166,906.451	13.02	2,173,122
Qualified XII (0.60)	839,644.453	12.98	10,898,585
Qualified XII (0.65)	82,473.030	12.94	1,067,201
Qualified XII (0.70)	958,541.350	12.89	12,355,598
Qualified XII (0.75)	822,427.082	12.85	10,568,188
Qualified XII (0.80)	2,530,872.202	13.67	34,597,023
Qualified XII (0.85)	1,211,756.213	18.43	22,332,667
Qualified XII (0.90)	30,371.439	13.34	405,155
Qualified XII (0.95)	349,405.364	18.27	6,383,636
Qualified XII (1.00)	3,044,880.209	18.19	55,386,371
Qualified XII (1.05)	219,419.602	18.11	3,973,689
Qualified XII (1.10)	266,424.015	18.03	4,803,625
Qualified XII (1.15)	156,015.655	17.95	2,800,481
Qualified XII (1.20)	34,210.403	17.88	611,682
Qualified XII (1.25)	97,061.348	17.80	1,727,692
Qualified XII (1.30)	2,785.497	17.72	49,359
Qualified XII (1.35)	4,330.538	17.65	76,434
Qualified XII (1.40)	27,060.387	17.57	475,451
Qualified XII (1.45)	1,709.028	17.50	29,908
Qualified XII (1.50)	2,449.139	17.42	42,664
Qualified XV	56,053.339	26.06	1,460,750

Division/Contract	Units	Unit Value	Extended Value
ING VP Balanced (continued)			
Qualified XVI	270,501.844	$ 24.95	$ 6,749,021
Qualified XVII	182,701.812	25.93	4,737,458
Qualified XVIII	290,470.228	25.93	7,531,893
Qualified XIX	13,512.282	34.36	464,282
Qualified XX	50,974.559	34.04	1,735,174
Qualified XXI	81,456.888	26.28	2,140,687
Qualified XXIV	329,121.202	18.30	6,022,918
Qualified XXV	198,331.357	26.15	5,186,365
Qualified XXVI	20,568.514	25.98	534,370
Qualified XXVII	1,212,176.007	33.76	40,923,062
Qualified XXVIII	126,464.171	33.66	4,256,784
Qualified XXIX	776.175	33.41	25,932
Qualified XXX	90,351.225	33.07	2,987,915
Qualified XXXII	497,214.570	11.05	5,494,221
Qualified XXXIII (0.65)	776.375	11.64	9,037
Qualified XXXIV (0.60)	53,349.923	12.98	692,482
	30,971,147.867		$ 692,147,575
ING VP Emerging Markets			
Contracts in accumulation period:			
Qualified XXVII	716,974.433	$ 10.13	$ 7,262,951
Qualified XXVIII	321,431.089	10.10	3,246,454
	1,038,405.522		$ 10,509,405
ING VP Intermediate Bond			
Currently payable annuity contracts:			$ 5,741,761
Contracts in accumulation period:			
ING MAP PLUS NP11	1,029.155	$ 10.29	10,590
ING MAP PLUS NP15	8,232.717	10.27	84,550
ING MAP PLUS NP17	1,500.000	10.26	15,390
ING MAP PLUS NP27	41.096	10.22	420
ING MAP PLUS NP29	2,018.217	10.21	20,606
ING MAP PLUS NP7	3,382.347	10.31	34,872
Qualified I	8,904.915	73.85	657,628
Qualified V	331.450	18.76	6,218
Qualified VI	8,524,984.533	18.75	159,843,460
Qualified VII	103,209.190	17.41	1,796,872
Qualified VIII	12,736.580	17.25	219,706

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Intermediate Bond (continued)			
Qualified IX	644.710	$ 17.96	$ 11,579
Qualified X (1.15)	154,322.837	18.96	2,925,961
Qualified X (1.25)	1,303,622.986	18.75	24,442,931
Qualified XII (0.00)	83,757.412	12.21	1,022,678
Qualified XII (0.05)	43,381.317	19.59	849,840
Qualified XII (0.25)	351,224.343	14.83	5,208,657
Qualified XII (0.30)	201,253.518	14.78	2,974,527
Qualified XII (0.45)	172,293.921	14.64	2,522,383
Qualified XII (0.55)	80,640.027	14.54	1,172,506
Qualified XII (0.60)	389,306.142	14.49	5,641,046
Qualified XII (0.65)	139,709.412	14.45	2,018,801
Qualified XII (0.70)	536,524.722	14.40	7,725,956
Qualified XII (0.75)	563,725.296	14.35	8,089,458
Qualified XII (0.80)	1,137,508.270	14.51	16,505,245
Qualified XII (0.85)	1,003,279.379	16.44	16,493,913
Qualified XII (0.90)	35,058.350	14.43	505,892
Qualified XII (0.95)	526,518.895	16.30	8,582,258
Qualified XII (1.00)	2,467,063.894	16.23	40,040,447
Qualified XII (1.05)	259,919.740	16.16	4,200,303
Qualified XII (1.10)	147,950.590	16.09	2,380,525
Qualified XII (1.15)	65,146.005	16.02	1,043,639
Qualified XII (1.20)	48,087.712	15.95	766,999
Qualified XII (1.25)	63,862.909	15.88	1,014,143
Qualified XII (1.30)	8,586.401	15.81	135,751
Qualified XII (1.35)	11,955.273	15.74	188,176
Qualified XII (1.40)	36,295.086	15.67	568,744
Qualified XII (1.45)	5,026.457	15.61	78,463
Qualified XII (1.50)	8,668.919	15.54	134,715
Qualified XV	20,001.667	19.20	384,032
Qualified XVI	182,277.923	18.39	3,352,091
Qualified XVII	202,445.358	18.96	3,838,364
Qualified XVIII	331,474.420	18.96	6,284,755
Qualified XIX	2,028.246	74.70	151,510
Qualified XX	9,414.064	73.52	692,122
Qualified XXI	29,874.600	19.37	578,671
Qualified XXIV	178,080.883	16.32	2,906,280
Qualified XXV	93,173.586	19.27	1,795,455
Qualified XXVI	31,228.407	19.15	598,024
Qualified XXVII	623,552.661	73.47	45,812,414
Qualified XXVIII	167,294.675	73.24	12,252,662
Qualified XXIX	1,321.984	72.69	96,095
Qualified XXX	18,456.351	71.96	1,328,119
Qualified XXXII	135,976.323	10.39	1,412,794
Qualified XXXIII (0.65)	957.401	12.16	11,642
Qualified XXXIV (0.60)	39,466.252	14.49	571,866
	20,578,729.524		$ 407,744,505

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market			
Currently payable annuity contracts:			$ 589,297
Contracts in accumulation period:			
Qualified I	4,406.374	$ 48.79	214,987
Qualified V	5,685.965	13.68	77,784
Qualified VI	4,663,196.115	13.90	64,818,426
Qualified VII	140,462.338	13.86	1,946,808
Qualified VIII	3,497.459	13.38	46,796
Qualified IX	1,133.143	14.00	15,864
Qualified X (1.15)	122,425.818	14.06	1,721,307
Qualified X (1.25)	1,060,820.000	13.90	14,745,398
Qualified XII (0.00)	14,919.981	10.41	155,317
Qualified XII (0.05)	28,735.926	14.53	417,533
Qualified XII (0.25)	405,782.502	12.23	4,962,720
Qualified XII (0.30)	145,180.558	12.19	1,769,751
Qualified XII (0.45)	99,433.057	12.07	1,200,157
Qualified XII (0.55)	161,940.033	11.99	1,941,661
Qualified XII (0.60)	89,012.803	11.95	1,063,703
Qualified XII (0.65)	127,471.369	11.91	1,518,184
Qualified XII (0.70)	729,217.677	11.88	8,663,106
Qualified XII (0.75)	629,605.321	11.84	7,454,527
Qualified XII (0.80)	1,281,038.410	11.95	15,308,409
Qualified XII (0.85)	556,901.631	12.87	7,167,324
Qualified XII (0.90)	26,477.702	11.84	313,496
Qualified XII (0.95)	410,423.433	12.76	5,237,003
Qualified XII (1.00)	1,795,249.370	12.70	22,799,667
Qualified XII (1.05)	265,396.363	12.65	3,357,264
Qualified XII (1.10)	206,605.084	12.59	2,601,158
Qualified XII (1.15)	103,758.852	12.54	1,301,136
Qualified XII (1.20)	48,216.266	12.48	601,739
Qualified XII (1.25)	130,565.406	12.43	1,622,928
Qualified XII (1.30)	20,306.786	12.38	251,398
Qualified XII (1.35)	19,620.373	12.32	241,723
Qualified XII (1.40)	45,730.317	12.27	561,111
Qualified XII (1.45)	8,447.545	12.22	103,229
Qualified XII (1.50)	11,323.766	12.16	137,697
Qualified XV	5,127.669	14.24	73,018
Qualified XVI	114,605.499	13.64	1,563,219
Qualified XVII	206,474.892	13.90	2,870,001
Qualified XVIII	355,704.748	13.90	4,944,296
Qualified XIX	1,744.661	48.79	85,122
Qualified XX	17,746.931	47.90	850,078
Qualified XXI	32,436.978	14.36	465,795

Division/Contract	Units	Unit Value	Extended Value
ING VP Money Market (continued)			
Qualified XXIV	139,078.326	$ 12.78	$ 1,777,421
Qualified XXV	49,009.027	14.29	700,339
Qualified XXVI	39,609.719	14.20	562,458
Qualified XXVII	384,114.659	50.07	19,232,621
Qualified XXVIII	162,901.873	49.11	8,000,111
Qualified XXIX	1,059.750	47.90	50,762
Qualified XXX	5,702.721	47.41	270,366
Qualified XXXII	43,671.743	9.98	435,844
Qualified XXXIII (0.65)	1,243.726	10.36	12,885
Qualified XXXIV (0.60)	10,830.209	11.95	129,421
	14,934,050.874		$ 216,952,365

Division/Contract	Units	Unit Value	Extended Value
ING VP Natural Resources			
Contracts in accumulation period:			
Qualified V	13.242	$ 19.03	$ 252
Qualified VI	409,377.712	18.71	7,659,457
Qualified VIII	1,078.470	16.21	17,482
Qualified XII (0.05)	854.936	19.55	16,714
Qualified XII (0.15)	2,849.930	14.36	40,925
Qualified XII (0.25)	43,485.197	12.43	540,521
Qualified XII (0.45)	9,203.667	12.27	112,929
Qualified XII (0.55)	4,652.174	12.19	56,710
Qualified XII (0.60)	23,480.990	14.15	332,256
Qualified XII (0.65)	138.398	12.11	1,676
Qualified XII (0.70)	57,544.159	12.07	694,558
Qualified XII (0.75)	28,002.078	12.03	336,865
Qualified XII (0.80)	118,516.095	13.11	1,553,746
Qualified XII (0.85)	39,847.129	14.98	596,910
Qualified XII (0.90)	1,051.573	13.03	13,702
Qualified XII (0.95)	20,992.727	14.85	311,742
Qualified XII (1.00)	99,144.557	14.79	1,466,348
Qualified XII (1.05)	9,988.926	14.72	147,037
Qualified XII (1.10)	9,792.565	14.66	143,559
Qualified XII (1.15)	4,217.946	14.60	61,582
Qualified XII (1.20)	378.114	14.53	5,494
Qualified XII (1.25)	1,532.343	14.47	22,173
Qualified XII (1.30)	537.335	14.41	7,743
Qualified XII (1.35)	152.822	14.35	2,193
Qualified XII (1.40)	1,128.481	14.29	16,126
Qualified XII (1.45)	17.862	14.22	254
Qualified XV	5,379.437	19.16	103,070
Qualified XVI	6,012.861	18.35	110,336
Qualified XVII	1,132.710	18.71	21,193
Qualified XXI	1,589.654	19.33	30,728
Qualified XXIV	12,758.132	14.88	189,841
Qualified XXV	4,019.604	19.18	77,096
Qualified XXVI	617.325	18.99	11,723
Qualified XXVII	274,150.285	17.52	4,803,113
Qualified XXVIII	72,781.282	17.47	1,271,489
Qualified XXXIV (0.60)	847.915	14.15	11,998
	1,267,268.633		$ 20,789,541

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Julius Baer Foreign			
Contracts in accumulation period:			
Qualified VI	76,582.192	$ 11.68	$ 894,480
Qualified X (1.25)	2,771.476	12.13	33,618
Qualified XII (0.70)	1,272.635	11.73	14,928
Qualified XII (0.80)	543.516	11.72	6,370
Qualified XII (0.85)	3,998.207	11.71	46,819
Qualified XII (0.95)	6,606.405	11.71	77,361
Qualified XII (1.00)	25,373.334	11.70	296,868
Qualified XII (1.05)	1,199.145	11.70	14,030
Qualified XII (1.10)	980.838	11.69	11,466
Qualified XII (1.15)	520.958	11.69	6,090
Qualified XII (1.25)	529.195	11.68	6,181
Qualified XII (1.40)	16.795	11.67	196
Qualified XII (1.50)	401.973	11.66	4,687
Qualified XVI	737.907	11.66	8,604
Qualified XXIV	512.714	12.27	6,291
	122,047.290		$ 1,427,989

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return			
Contracts in accumulation period:			
ING MAP PLUS NP15	45.572	$ 10.84	$ 494
Qualified V	230.259	12.36	2,846
Qualified VI	1,155,822.696	12.91	14,921,671
Qualified X (1.25)	6,617.834	10.99	72,730
Qualified XII (0.55)	16,879.925	13.30	224,503
Qualified XII (0.60)	11,788.036	13.29	156,663
Qualified XII (0.65)	4,965.060	13.28	65,936
Qualified XII (0.70)	30,503.542	13.27	404,782
Qualified XII (0.75)	6,295.928	13.26	83,484
Qualified XII (0.80)	130,323.432	13.23	1,724,179
Qualified XII (0.85)	24,847.728	13.20	327,990
Qualified XII (0.90)	1,006.894	13.20	13,291
Qualified XII (0.95)	72,199.469	13.18	951,589
Qualified XII (1.00)	570,444.799	13.17	7,512,758
Qualified XII (1.05)	19,754.408	13.16	259,968
Qualified XII (1.10)	61,817.871	13.15	812,905
Qualified XII (1.15)	17,416.439	13.14	228,852
Qualified XII (1.20)	2,098.934	13.13	27,559
Qualified XII (1.25)	31,170.960	13.12	408,963
Qualified XII (1.30)	1,367.506	13.11	17,928
Qualified XII (1.35)	778.550	13.10	10,199
Qualified XII (1.40)	13,580.596	13.09	177,770
Qualified XII (1.45)	1,515.749	13.08	19,826
Qualified XII (1.50)	1,031.752	13.07	13,485
Qualified XV	560.723	12.45	6,981
Qualified XVI	15,704.125	12.85	201,798
Qualified XVII	9,261.663	12.39	114,752
Qualified XXI	802.724	12.48	10,018
Qualified XXIV	16,526.543	12.47	206,086
Qualified XXV	8,552.922	12.49	106,826
Qualified XXVI	1,126.966	12.46	14,042
Qualified XXXIV (0.60)	1,393.830	13.29	18,524
	2,236,433.435		$ 29,119,398

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,790.553	$ 11.22	$ 20,090
ING MAP PLUS NP29	10,077.987	11.13	112,168
ING MAP PLUS NP30	122.013	11.13	1,358
ING MAP PLUS NP9	1,884.149	11.23	21,159
Qualified V	4,057.184	13.78	55,908
Qualified VI	548,366.576	14.69	8,055,505
Qualified VIII	341.275	13.81	4,713
Qualified X (1.25)	2,212.875	11.34	25,094
Qualified XII (0.55)	6,154.808	14.87	91,522
Qualified XII (0.60)	3,666.420	14.86	54,483
Qualified XII (0.65)	5,454.680	14.85	81,002
Qualified XII (0.70)	28,421.631	14.84	421,777
Qualified XII (0.75)	5,925.759	14.83	87,879
Qualified XII (0.80)	34,585.125	14.79	511,514
Qualified XII (0.85)	49,270.664	14.76	727,235
Qualified XII (0.90)	733.852	14.77	10,839
Qualified XII (0.95)	47,173.202	14.74	695,333
Qualified XII (1.00)	1,217,761.643	14.73	17,937,629
Qualified XII (1.05)	12,972.691	14.72	190,958
Qualified XII (1.10)	14,048.504	14.70	206,513
Qualified XII (1.15)	8,439.074	14.69	123,970
Qualified XII (1.20)	370.504	14.68	5,439
Qualified XII (1.25)	5,534.220	14.67	81,187
Qualified XII (1.35)	78.088	14.65	1,144
Qualified XII (1.40)	5,057.582	14.64	74,043
Qualified XII (1.45)	23.992	14.63	351
Qualified XII (1.50)	206.224	14.62	3,015
Qualified XV	1,687.608	13.88	23,424
Qualified XVI	8,750.102	14.63	128,014
Qualified XVII	10,505.720	13.81	145,084
Qualified XXI	1,827.227	13.92	25,435
Qualified XXIV	2,485.827	13.90	34,553
Qualified XXV	8,540.703	13.93	118,972
Qualified XXVI	2,336.285	13.89	32,451
Qualified XXXIV (0.60)	883.378	14.86	13,127
	2,051,748.125		$ 30,122,888

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Aeltus Enhanced Index			
Contracts in accumulation period:			
Qualified VI	97,566.115	$ 8.47	$ 826,385
Qualified X (1.15)	2,586.103	11.01	28,473
Qualified X (1.25)	5,884.372	10.43	61,374
Qualified XII (0.60)	1,766.359	8.65	15,279
Qualified XII (0.65)	585.399	8.63	5,052
Qualified XII (0.70)	197.680	8.62	1,704
Qualified XII (0.75)	19.047	8.61	164
Qualified XII (0.80)	13,763.679	8.59	118,230
Qualified XII (0.85)	892.658	8.58	7,659
Qualified XII (0.90)	34.889	8.57	299
Qualified XII (0.95)	5,687.251	8.55	48,626
Qualified XII (1.00)	31,147.658	8.54	266,001
Qualified XII (1.05)	3,990.973	8.53	34,043
Qualified XII (1.10)	5,466.628	8.51	46,521
Qualified XII (1.15)	80.942	8.50	688
Qualified XII (1.20)	884.335	8.49	7,508
Qualified XII (1.25)	1,349.823	8.47	11,433
Qualified XII (1.30)	269.977	8.46	2,284
Qualified XII (1.35)	2,380.474	8.45	20,115
Qualified XII (1.40)	876.038	8.43	7,385
Qualified XII (1.50)	91.558	8.41	770
Qualified XVI	347.562	8.41	2,923
Qualified XVII	793.034	8.47	6,717
Qualified XXI	12.107	8.59	104
Qualified XXIV	844.988	8.58	7,250
Qualified XXV	1,050.987	8.61	9,049
	178,570.636		$ 1,536,036

Division/Contract	Units	Unit Value	Extended Value
ING American Century Select			
Contracts in accumulation period:			
Qualified VI	109,784.288	$ 8.91	$ 978,178
Qualified X (1.15)	2,227.537	9.95	22,164
Qualified X (1.25)	17,368.511	9.40	163,264
Qualified XII (0.55)	3,224.589	9.11	29,376
Qualified XII (0.60)	4,051.318	9.10	36,867
Qualified XII (0.65)	2,913.766	9.08	26,457
Qualified XII (0.70)	9,089.636	9.07	82,443
Qualified XII (0.75)	852.596	9.05	7,716
Qualified XII (0.80)	7,263.164	9.04	65,659
Qualified XII (0.85)	8,849.280	9.03	79,909
Qualified XII (0.90)	44.507	9.01	401
Qualified XII (0.95)	9,414.667	9.00	84,732
Qualified XII (1.00)	31,058.686	8.98	278,907
Qualified XII (1.05)	4,575.251	8.97	41,040
Qualified XII (1.10)	1,750.838	8.95	15,670
Qualified XII (1.15)	1,982.886	8.94	17,727
Qualified XII (1.20)	453.415	8.93	4,049
Qualified XII (1.25)	4,812.570	8.91	42,880
Qualified XII (1.35)	191.554	8.88	1,701
Qualified XII (1.40)	677.903	8.87	6,013
Qualified XII (1.45)	23.024	8.86	204
Qualified XII (1.50)	166.515	8.84	1,472
Qualified XV	786.778	9.00	7,081
Qualified XVI	2,689.140	8.84	23,772
Qualified XXI	2,195.244	9.04	19,845
Qualified XXIV	1,850.776	9.02	16,694
Qualified XXV	840.773	9.05	7,609
Qualified XXVI	108.658	9.01	979
Qualified XXXIII (0.40)	777.149	9.19	7,142
Qualified XXXIV (0.60)	22.198	9.10	202
	230,047.217		$ 2,070,153

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small Cap Value			
Currently payable annuity contracts:			$ 41,331
Contracts in accumulation period:			
ING MAP PLUS NP29	4,406.100	$ 11.64	51,287
ING MAP PLUS NP9	4,741.397	11.74	55,664
Qualified V	5,191.085	12.90	66,965
Qualified VI	546,581.327	12.96	7,083,694
Qualified X (1.15)	20,704.696	12.99	268,954
Qualified X (1.25)	67,909.027	12.96	880,101
Qualified XII (0.05)	15,868.353	13.24	210,097
Qualified XII (0.30)	17,095.410	13.29	227,198
Qualified XII (0.45)	831.420	13.24	11,008
Qualified XII (0.55)	2,258.895	13.21	29,840
Qualified XII (0.60)	4,112.586	13.19	54,245
Qualified XII (0.65)	3,960.288	13.17	52,157
Qualified XII (0.70)	25,834.525	13.15	339,724
Qualified XII (0.75)	3,892.536	13.13	51,109
Qualified XII (0.80)	48,531.631	13.12	636,735
Qualified XII (0.85)	45,338.932	13.10	593,940
Qualified XII (0.90)	2,817.049	13.08	36,847
Qualified XII (0.95)	35,544.793	13.06	464,215
Qualified XII (1.00)	1,020,331.571	13.05	13,315,327
Qualified XII (1.05)	7,977.820	13.03	103,951
Qualified XII (1.10)	8,794.005	13.01	114,410
Qualified XII (1.15)	7,598.999	12.99	98,711
Qualified XII (1.20)	570.955	12.98	7,411
Qualified XII (1.25)	6,473.611	12.96	83,898
Qualified XII (1.35)	1,120.573	12.93	14,489
Qualified XII (1.40)	6,038.497	12.91	77,957
Qualified XII (1.45)	209.930	12.89	2,706
Qualified XII (1.50)	45.843	12.87	590
Qualified XV	615.544	13.06	8,039
Qualified XVI	14,510.334	12.87	186,748
Qualified XVII	4,014.892	12.96	52,033
Qualified XVIII	1,526.130	13.05	19,916
Qualified XXI	3,944.131	13.12	51,747
Qualified XXIV	10,577.634	13.10	138,567
Qualified XXV	7,022.696	13.13	92,208
Qualified XXVI	946.942	13.08	12,386
Qualified XXXII	681.693	12.29	8,378
Qualified XXXIV (0.60)	2,423.957	13.19	31,972
	1,961,045.807		$ 25,576,555

151

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth			
Currently payable annuity contracts:			$ 112,360
Contracts in accumulation period:			
ING MAP PLUS NP15	1,247.947	$ 12.18	15,200
ING MAP PLUS NP29	3,653.179	12.11	44,240
ING MAP PLUS NP30	19.835	12.10	240
NYSUT 457	391,073.046	16.51	6,456,616
Qualified V	4,785.417	14.40	68,910
Qualified VI	1,308,858.535	14.47	18,939,183
Qualified X (1.15)	13,196.485	14.51	191,481
Qualified X (1.25)	94,897.167	14.47	1,373,162
Qualified XII (0.05)	19,456.157	14.78	287,562
Qualified XII (0.30)	16,321.361	14.84	242,209
Qualified XII (0.45)	8.187	14.78	121
Qualified XII (0.55)	5,640.095	14.74	83,135
Qualified XII (0.60)	16,443.682	14.72	242,051
Qualified XII (0.65)	17,254.354	14.70	253,639
Qualified XII (0.70)	20,156.130	14.68	295,892
Qualified XII (0.75)	11,692.701	14.66	171,415
Qualified XII (0.80)	379,717.008	14.64	5,559,057
Qualified XII (0.85)	36,449.727	14.62	532,895
Qualified XII (0.90)	3,585.890	14.60	52,354
Qualified XII (0.95)	56,330.384	14.58	821,297
Qualified XII (1.00)	1,200,899.657	14.56	17,485,099
Qualified XII (1.05)	12,763.549	14.54	185,582
Qualified XII (1.10)	15,391.942	14.52	223,491
Qualified XII (1.15)	16,630.531	14.51	241,309
Qualified XII (1.20)	1,809.455	14.49	26,219
Qualified XII (1.25)	15,183.552	14.47	219,706
Qualified XII (1.30)	1,536.817	14.45	22,207
Qualified XII (1.35)	6,600.000	14.43	95,238
Qualified XII (1.40)	4,658.987	14.41	67,136
Qualified XII (1.45)	1,716.539	14.39	24,701
Qualified XII (1.50)	1,075.018	14.37	15,448
Qualified XV	2,375.994	14.58	34,642
Qualified XVI	28,781.907	14.37	413,596
Qualified XVII	2,516.586	14.47	36,415
Qualified XVIII	723.352	14.56	10,532
Qualified XXI	15,657.855	14.64	229,231
Qualified XXIV	189,904.378	14.62	2,776,402
Qualified XXV	15,872.442	14.66	232,690
Qualified XXVI	8,430.548	14.60	123,086
Qualified XXXII	1,146.404	12.93	14,823
Qualified XXXIII (0.40)	3,429.986	14.84	50,901
Qualified XXXIV (0.60)	3,080.775	14.72	45,349
	3,950,973.561		$ 58,316,822

Division/Contract	Units	Unit Value	Extended Value
ING Goldman Sachs® Capital Growth			
Contracts in accumulation period:			
Qualified VI	47,392.891	$ 10.83	$ 513,265
Qualified X (1.15)	3,504.258	10.57	37,040
Qualified X (1.25)	16,860.542	9.96	167,931
Qualified XII (0.60)	5,979.294	11.06	66,131
Qualified XII (0.65)	1,440.671	11.04	15,905
Qualified XII (0.70)	10,311.978	11.02	113,638
Qualified XII (0.75)	502.272	11.00	5,525
Qualified XII (0.80)	9,063.785	10.99	99,611
Qualified XII (0.85)	4,079.945	10.97	44,757
Qualified XII (0.90)	3,065.479	10.95	33,567
Qualified XII (0.95)	2,307.686	10.93	25,223
Qualified XII (1.00)	13,111.996	10.92	143,183
Qualified XII (1.05)	473.395	10.90	5,160
Qualified XII (1.10)	4,113.419	10.88	44,754
Qualified XII (1.15)	517.939	10.87	5,630
Qualified XII (1.20)	61.475	10.85	667
Qualified XII (1.25)	1,405.540	10.83	15,222
Qualified XII (1.35)	746.945	10.80	8,067
Qualified XII (1.40)	840.353	10.78	9,059
Qualified XII (1.45)	735.966	10.76	7,919
Qualified XII (1.50)	774.418	10.75	8,325
Qualified XV	686.825	10.93	7,507
Qualified XVI	1,521.581	10.75	16,357
Qualified XXI	2,245.314	10.99	24,676
Qualified XXIV	2,791.515	10.96	30,595
Qualified XXV	3,494.000	11.00	38,434
Qualified XXXIV (0.60)	170.615	11.06	1,887
	138,200.097		$ 1,490,035

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan International			
Currently payable annuity contracts:			$ 168,658
Contracts in accumulation period:			
Qualified V	206.729	$ 21.25	4,393
Qualified VI	1,943,759.127	21.75	42,276,761
Qualified VIII	15,393.282	18.31	281,851
Qualified X (1.15)	40,527.922	21.99	891,209
Qualified X (1.25)	249,911.632	21.75	5,435,578
Qualified XII (0.05)	30,799.516	22.73	700,073
Qualified XII (0.15)	26,559.929	11.33	300,924
Qualified XII (0.25)	265,488.800	11.34	3,010,643
Qualified XII (0.30)	173,693.186	11.30	1,962,733
Qualified XII (0.45)	52,044.057	11.19	582,373
Qualified XII (0.55)	45,278.328	11.12	503,495
Qualified XII (0.60)	219,100.986	11.16	2,445,167
Qualified XII (0.65)	16,469.293	11.04	181,821
Qualified XII (0.70)	307,015.531	11.01	3,380,241
Qualified XII (0.75)	257,685.779	10.97	2,826,813
Qualified XII (0.80)	364,379.514	12.35	4,500,087
Qualified XII (0.85)	448,991.842	15.20	6,824,676
Qualified XII (0.90)	15,140.049	12.26	185,617
Qualified XII (0.95)	160,284.727	15.06	2,413,888
Qualified XII (1.00)	1,046,819.133	15.00	15,702,287
Qualified XII (1.05)	94,588.152	14.94	1,413,147
Qualified XII (1.10)	39,743.309	14.87	590,983
Qualified XII (1.15)	38,421.337	14.81	569,020
Qualified XII (1.20)	8,361.262	14.74	123,245
Qualified XII (1.25)	14,206.676	14.68	208,554
Qualified XII (1.30)	476.197	14.62	6,962
Qualified XII (1.35)	2,111.409	14.55	30,721
Qualified XII (1.40)	7,761.353	14.49	112,462
Qualified XII (1.45)	1,183.992	14.43	17,085
Qualified XII (1.50)	3,060.890	14.37	43,985
Qualified XV	24,859.919	22.28	553,879
Qualified XVI	44,164.323	21.33	942,025
Qualified XVII	747.356	21.75	16,255
Qualified XVIII	5,214.713	21.75	113,420
Qualified XXI	25,220.294	22.47	566,700
Qualified XXIV	41,210.934	15.09	621,873
Qualified XXV	11,250.720	22.22	249,991
Qualified XXVI	1,545.220	22.07	34,103
Qualified XXVII	1,495,567.932	22.92	34,278,417
Qualified XXVIII	132,364.551	22.85	3,024,530
Qualified XXXII	32,166.586	12.36	397,579
Qualified XXXIII (0.65)	1,296.369	11.29	14,636
Qualified XXXIV (0.60)	3,836.111	11.16	42,811
	7,708,908.967		$ 138,551,671

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value			
Currently payable annuity contracts:			$ 48,594
Contracts in accumulation period:			
ING MAP PLUS NP14	2,000.086	$ 11.71	23,421
Qualified VI	500,885.022	14.02	7,022,408
Qualified X (1.15)	9,837.980	14.06	138,322
Qualified X (1.25)	103,004.850	14.02	1,444,128
Qualified XII (0.05)	17,020.796	14.33	243,908
Qualified XII (0.45)	3,407.606	14.33	48,831
Qualified XII (0.55)	706.858	14.29	10,101
Qualified XII (0.60)	6,377.856	14.27	91,012
Qualified XII (0.65)	2,589.824	14.25	36,905
Qualified XII (0.70)	38,818.552	14.23	552,388
Qualified XII (0.75)	7,011.049	14.21	99,627
Qualified XII (0.80)	8,974.419	14.19	127,347
Qualified XII (0.85)	35,354.161	14.18	501,322
Qualified XII (0.90)	1,650.918	14.16	23,377
Qualified XII (0.95)	34,195.615	14.14	483,526
Qualified XII (1.00)	157,368.413	14.12	2,222,042
Qualified XII (1.05)	15,657.589	14.10	220,772
Qualified XII (1.10)	6,863.210	14.08	96,634
Qualified XII (1.15)	2,497.155	14.06	35,110
Qualified XII (1.20)	346.439	14.04	4,864
Qualified XII (1.25)	6,702.211	14.02	93,965
Qualified XII (1.35)	4,854.038	13.99	67,908
Qualified XII (1.40)	2,995.776	13.97	41,851
Qualified XII (1.45)	117.420	13.95	1,638
Qualified XII (1.50)	1,296.913	13.93	18,066
Qualified XV	702.900	14.14	9,939
Qualified XVI	12,237.616	13.93	170,470
Qualified XVII	3,910.556	14.02	54,826
Qualified XVIII	291.360	14.12	4,114
Qualified XXI	2,887.738	14.19	40,977
Qualified XXIV	13,829.076	14.17	195,958
Qualified XXV	12,871.569	14.21	182,905
Qualified XXVI	2,285.452	14.16	32,362
Qualified XXXII	2,097.623	12.20	25,591
Qualified XXXIV (0.60)	782.972	14.27	11,173
	1,022,431.618		$ 14,426,382

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING MFS Capital Opportunities			
Currently payable annuity contracts:			$ 251,028
Contracts in accumulation period:			
Qualified V	1,105.902	$ 23.55	26,044
Qualified VI	1,737,722.581	23.87	41,479,438
Qualified VIII	6,676.402	20.51	136,933
Qualified X (1.15)	8,988.517	10.45	93,930
Qualified X (1.25)	216,682.467	10.38	2,249,164
Qualified XII (0.05)	11,799.078	24.95	294,387
Qualified XII (0.15)	15,272.653	9.80	149,672
Qualified XII (0.25)	118,634.403	11.22	1,331,078
Qualified XII (0.30)	111,950.626	11.18	1,251,608
Qualified XII (0.40)	117,534.518	16.31	1,916,988
Qualified XII (0.45)	22,876.243	11.07	253,240
Qualified XII (0.55)	54,131.091	11.00	595,442
Qualified XII (0.60)	103,895.438	10.96	1,138,694
Qualified XII (0.65)	23,224.519	10.93	253,844
Qualified XII (0.70)	271,878.237	10.89	2,960,754
Qualified XII (0.75)	218,187.281	10.85	2,367,332
Qualified XII (0.80)	337,909.313	12.24	4,136,010
Qualified XII (0.85)	409,677.750	15.91	6,517,973
Qualified XII (0.90)	18,050.723	11.77	212,457
Qualified XII (0.95)	171,616.741	15.77	2,706,396
Qualified XII (1.00)	1,163,385.096	15.70	18,265,146
Qualified XII (1.05)	83,153.167	15.63	1,299,684
Qualified XII (1.10)	64,680.861	15.57	1,007,081
Qualified XII (1.15)	32,796.000	15.50	508,338
Qualified XII (1.20)	10,874.854	15.43	167,799
Qualified XII (1.25)	18,406.315	15.36	282,721
Qualified XII (1.30)	835.163	15.30	12,778
Qualified XII (1.35)	2,099.606	15.23	31,977
Qualified XII (1.40)	24,274.885	15.17	368,250
Qualified XII (1.45)	17.616	15.10	266
Qualified XII (1.50)	3,058.777	15.04	46,004
Qualified XV	18,922.731	24.46	462,850
Qualified XVI	32,748.526	23.41	766,643
Qualified XVII	4,325.011	23.87	103,238
Qualified XVIII	4,785.164	10.38	49,670
Qualified XXI	19,334.753	24.66	476,795
Qualified XXIV	48,729.620	15.80	769,928
Qualified XXV	20,235.029	24.38	493,330
Qualified XXVI	5,173.917	24.23	125,364
Qualified XXVII	1,485,047.476	29.32	43,541,592
Qualified XXVIII	145,586.042	29.23	4,255,480
Qualified XXXII	4,770.364	11.54	55,050
Qualified XXXIV (0.60)	15,720.438	10.96	172,296
	7,186,775.894		$ 143,584,692

Division/Contract	Units	Unit Value	Extended Value
ING OpCap Balanced Value			
Currently payable annuity contracts:			$ 217,678
Contracts in accumulation period:			
Qualified VI	709,971.778	$ 13.50	9,584,619
Qualified VIII	891.704	13.50	12,038
Qualified X (1.15)	7,863.512	11.73	92,239
Qualified X (1.25)	130,940.856	11.21	1,467,847
Qualified XII (0.55)	835.724	13.80	11,533
Qualified XII (0.60)	5,634.180	13.78	77,639
Qualified XII (0.65)	3,882.049	13.76	53,417
Qualified XII (0.70)	24,630.713	13.74	338,426
Qualified XII (0.75)	9,328.446	13.71	127,893
Qualified XII (0.80)	63,324.690	13.69	866,915
Qualified XII (0.85)	41,647.257	13.67	569,318
Qualified XII (0.90)	850.476	13.65	11,609
Qualified XII (0.95)	46,041.966	13.63	627,552
Qualified XII (1.00)	329,038.868	13.61	4,478,219
Qualified XII (1.05)	8,685.946	13.59	118,042
Qualified XII (1.10)	15,796.460	13.56	214,200
Qualified XII (1.15)	4,088.922	13.54	55,364
Qualified XII (1.20)	1,498.743	13.52	20,263
Qualified XII (1.25)	11,023.704	13.50	148,820
Qualified XII (1.30)	643.249	13.48	8,671
Qualified XII (1.35)	284.621	13.46	3,831
Qualified XII (1.40)	2,355.060	13.44	31,652
Qualified XII (1.45)	41.729	13.42	560
Qualified XII (1.50)	455.265	13.39	6,096
Qualified XV	680.044	13.63	9,269
Qualified XVI	15,377.969	13.39	205,911
Qualified XVII	5,203.778	13.50	70,251
Qualified XVIII	5,824.214	11.77	68,551
Qualified XXI	2,426.515	13.69	33,219
Qualified XXIV	8,655.962	13.67	118,327
Qualified XXV	54,209.701	13.71	743,215
Qualified XXVI	2,619.341	13.65	35,754
Qualified XXXII	2,714.960	11.23	30,489
Qualified XXXIV (0.60)	1,056.314	13.78	14,556
	1,518,524.716		$ 20,473,983

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global			
Currently payable annuity contracts:			$ 19,957
Contracts in accumulation period:			
Qualified VI	80,311.545	$ 12.30	987,832
Qualified X (1.15)	2,557.421	12.33	31,533
Qualified X (1.25)	37,841.707	12.30	465,453
Qualified XII (0.60)	1,416.773	12.52	17,738
Qualified XII (0.65)	841.520	12.50	10,519
Qualified XII (0.70)	2,317.869	12.48	28,927
Qualified XII (0.75)	718.043	12.47	8,954
Qualified XII (0.80)	677.751	12.45	8,438
Qualified XII (0.85)	8,403.379	12.43	104,454
Qualified XII (0.90)	30.757	12.42	382
Qualified XII (0.95)	6,815.403	12.40	84,511
Qualified XII (1.00)	14,174.556	12.38	175,481
Qualified XII (1.05)	1,822.069	12.37	22,539
Qualified XII (1.10)	3,156.356	12.35	38,981
Qualified XII (1.15)	742.903	12.33	9,160
Qualified XII (1.20)	529.302	12.32	6,521
Qualified XII (1.25)	3,837.805	12.30	47,205
Qualified XII (1.35)	73.838	12.27	906
Qualified XII (1.40)	252.980	12.25	3,099
Qualified XII (1.45)	197.056	12.23	2,410
Qualified XII (1.50)	498.936	12.22	6,097
Qualified XV	776.452	12.40	9,628
Qualified XVI	2,533.061	12.22	30,954
Qualified XVII	1,804.390	12.30	22,194
Qualified XXI	1,874.458	12.45	23,337
Qualified XXIV	6,454.224	12.43	80,226
Qualified XXV	1,332.638	12.47	16,618
Qualified XXVI	11.514	12.42	143
Qualified XXXIV (0.60)	10.543	12.52	132
	182,015.249		$ 2,264,329

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return			
Currently payable annuity contracts:			$ 155,772
Contracts in accumulation period:			
ING MAP PLUS NP10	10,556.214	$ 10.30	108,729
ING MAP PLUS NP11	6,879.224	10.30	70,856
ING MAP PLUS NP14	18.677	10.28	192
ING MAP PLUS NP15	11,972.665	10.28	123,079
ING MAP PLUS NP16	1,268.482	10.28	13,040
ING MAP PLUS NP22	9,380.585	10.25	96,151
ING MAP PLUS NP26	89.248	10.23	913
ING MAP PLUS NP29	8,365.069	10.22	85,491
ING MAP PLUS NP30	193.634	10.21	1,977
ING MAP PLUS NP9	19,012.028	10.31	196,014
NYSUT 457	542,483.476	10.47	5,679,802
Qualified VI	1,556,975.771	11.35	17,671,675
Qualified VIII	551.675	11.34	6,256
Qualified X (1.15)	1,309.226	11.38	14,899
Qualified X (1.25)	166,329.956	11.35	1,887,845
Qualified XII (0.45)	18,867.472	11.59	218,674
Qualified XII (0.55)	13,155.104	11.56	152,073
Qualified XII (0.60)	32,492.987	11.55	375,294
Qualified XII (0.65)	51,418.820	11.53	592,859
Qualified XII (0.70)	82,791.052	11.51	952,925
Qualified XII (0.75)	65,092.000	11.50	748,558
Qualified XII (0.80)	98,497.125	11.48	1,130,747
Qualified XII (0.85)	84,251.002	11.47	966,359
Qualified XII (0.90)	28,670.743	11.45	328,280
Qualified XII (0.95)	222,087.063	11.44	2,540,676
Qualified XII (1.00)	396,237.040	11.42	4,525,027
Qualified XII (1.05)	76,586.679	11.41	873,854
Qualified XII (1.10)	79,788.147	11.39	908,787
Qualified XII (1.15)	25,944.728	11.38	295,251
Qualified XII (1.20)	2,786.004	11.36	31,649
Qualified XII (1.25)	35,512.952	11.35	403,072
Qualified XII (1.30)	7,999.205	11.33	90,631
Qualified XII (1.35)	8,418.110	11.32	95,293
Qualified XII (1.40)	21,364.602	11.30	241,420
Qualified XII (1.45)	637.378	11.29	7,196
Qualified XII (1.50)	10,279.060	11.27	115,845
Qualified XV	2,390.385	11.44	27,346
Qualified XVI	30,622.715	11.27	345,118
Qualified XVII	2,754.890	11.35	31,268
Qualified XVIII	485.639	11.42	5,546

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return (continued)			
Qualified XXI	8,165.766	$ 11.48	$ 93,743
Qualified XXIV	32,633.158	11.46	373,976
Qualified XXV	13,375.739	11.50	153,821
Qualified XXVI	8,977.380	11.45	102,791
Qualified XXVIII	59,773.468	11.42	682,613
Qualified XXXII	2,093.217	10.32	21,602
Qualified XXXIII (0.40)	5,432.388	11.64	63,233
Qualified XXXIV (0.60)	7,225.282	11.55	83,452
	3,872,193.230		$ 43,691,670

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Aggressive Growth - Initial Class			
Currently payable annuity contracts:			$ 75,936
Contracts in accumulation period:			
Qualified V	1,747.353	$ 13.79	24,096
Qualified VI	6,351,424.750	13.98	88,792,918
Qualified VIII	9,713.183	14.64	142,201
Qualified X (1.15)	77,555.092	14.14	1,096,629
Qualified X (1.25)	783,198.999	13.98	10,949,122
Qualified XII (0.05)	108,486.311	14.61	1,584,985
Qualified XII (0.15)	96,866.023	9.83	952,193
Qualified XII (0.25)	532,751.929	8.55	4,555,029
Qualified XII (0.30)	316,413.482	8.53	2,699,007
Qualified XII (0.40)	325,708.749	9.83	3,201,717
Qualified XII (0.45)	89,165.403	8.44	752,556
Qualified XII (0.55)	75,108.343	8.39	630,159
Qualified XII (0.60)	409,066.873	9.69	3,963,858
Qualified XII (0.65)	49,434.574	8.33	411,790
Qualified XII (0.70)	704,952.892	8.30	5,851,109
Qualified XII (0.75)	682,535.387	8.28	5,651,393
Qualified XII (0.80)	1,411,026.516	8.90	12,558,136
Qualified XII (0.85)	913,925.756	9.59	8,764,548
Qualified XII (0.90)	56,375.467	8.56	482,574
Qualified XII (0.95)	498,957.518	9.51	4,745,086
Qualified XII (1.00)	2,680,860.148	9.46	25,360,937
Qualified XII (1.05)	322,443.843	9.42	3,037,421
Qualified XII (1.10)	113,872.601	9.38	1,068,125
Qualified XII (1.15)	96,078.052	9.34	897,369
Qualified XII (1.20)	21,375.806	9.30	198,795
Qualified XII (1.25)	75,333.477	9.26	697,588
Qualified XII (1.30)	4,454.989	9.22	41,075
Qualified XII (1.35)	3,826.689	9.18	35,129
Qualified XII (1.40)	28,924.617	9.14	264,371
Qualified XII (1.45)	1,027.913	9.10	9,354
Qualified XII (1.50)	13,214.128	9.06	119,720
Qualified XV	18,930.726	14.32	271,088
Qualified XVI	121,537.126	13.71	1,666,274
Qualified XVII	8,385.408	13.98	117,228
Qualified XVIII	12,916.953	13.98	180,579
Qualified XXI	111,022.853	14.44	1,603,170
Qualified XXII	235.391	14.58	3,432
Qualified XXIV	217,272.164	9.52	2,068,431
Qualified XXV	91,393.487	14.28	1,305,099
Qualified XXVI	17,716.420	14.19	251,396
Qualified XXVII	1,787,806.040	14.24	25,458,358
Qualified XXVIII	347,655.282	14.20	4,936,705
Qualified XXXII	27,508.071	11.40	313,592
Qualified XXXIV (0.60)	58,049.433	9.69	562,499
	19,676,256.217		$ 228,352,777

Division/Contract	Units	Unit Value		Extended Value
ING Salomon Brothers Aggressive Growth -Service Class				
Contracts in accumulation period:				
ING MAP PLUS NP15	1,589.050	$ 10.32	$	16,399
	1,589.050		$	16,399
ING Salomon Brothers Fundamental Value				
Currently payable annuity contracts:			$	55,048
Contracts in accumulation period:				
Qualified VI	306,680.000	$ 17.70		5,428,236
Qualified X (1.15)	13,555.993	11.43		154,945
Qualified X (1.25)	47,082.464	11.12		523,557
Qualified XII (0.55)	1,372.099	18.10		24,835
Qualified XII (0.60)	2,690.482	18.07		48,617
Qualified XII (0.65)	1,791.519	18.04		32,319
Qualified XII (0.70)	7,819.378	18.01		140,827
Qualified XII (0.75)	2,785.595	17.98		50,085
Qualified XII (0.80)	45,977.381	17.95		825,294
Qualified XII (0.85)	9,257.278	17.93		165,983
Qualified XII (0.90)	411.173	17.90		7,360
Qualified XII (0.95)	19,332.513	17.87		345,472
Qualified XII (1.00)	92,648.262	17.84		1,652,845
Qualified XII (1.05)	5,108.984	17.81		90,991
Qualified XII (1.10)	4,387.296	17.79		78,050
Qualified XII (1.15)	4,549.437	17.76		80,798
Qualified XII (1.20)	607.276	17.73		10,767
Qualified XII (1.25)	4,881.752	17.70		86,407
Qualified XII (1.30)	411.602	17.67		7,273
Qualified XII (1.35)	113.825	17.65		2,009
Qualified XII (1.40)	1,012.259	17.62		17,836
Qualified XII (1.45)	12.621	17.59		222
Qualified XII (1.50)	450.570	17.56		7,912
Qualified XV	485.618	17.87		8,678
Qualified XVI	4,496.128	17.56		78,952
Qualified XVII	2,518.475	17.70		44,577
Qualified XVIII	786.312	11.47		9,019
Qualified XXI	1,151.699	17.95		20,673
Qualified XXIV	10,106.473	17.92		181,108
Qualified XXV	6,699.777	17.98		120,462
Qualified XXVI	3,101.062	17.90		55,509
Qualified XXXIV (0.60)	112.673	18.07		2,036
	602,397.976		$	10,358,702

Division/Contract	Units	Unit Value	Extended Value
ING Salomon Brothers Investors Value			
Contracts in accumulation period:			
Qualified VI	205,506.869	$ 13.83	$ 2,842,160
Qualified X (1.15)	10,591.855	11.05	117,040
Qualified X (1.25)	45,542.830	10.74	489,130
Qualified XII (0.55)	2,305.516	14.14	32,600
Qualified XII (0.60)	5,856.303	14.12	82,691
Qualified XII (0.65)	3,123.901	14.10	44,047
Qualified XII (0.70)	1,362.331	14.07	19,168
Qualified XII (0.75)	6,564.199	14.05	92,227
Qualified XII (0.80)	6,339.273	14.03	88,940
Qualified XII (0.85)	3,688.294	14.01	51,673
Qualified XII (0.90)	1,639.886	13.99	22,942
Qualified XII (0.95)	16,981.877	13.96	237,067
Qualified XII (1.00)	75,959.326	13.94	1,058,873
Qualified XII (1.05)	4,342.026	13.92	60,441
Qualified XII (1.10)	8,955.468	13.90	124,481
Qualified XII (1.15)	683.718	13.88	9,490
Qualified XII (1.20)	716.751	13.85	9,927
Qualified XII (1.25)	4,607.013	13.83	63,715
Qualified XII (1.30)	123.461	13.81	1,705
Qualified XII (1.35)	287.455	13.79	3,964
Qualified XII (1.40)	1,394.989	13.77	19,209
Qualified XII (1.45)	13.891	13.75	191
Qualified XII (1.50)	79.956	13.72	1,097
Qualified XV	1,620.702	13.96	22,625
Qualified XVI	3,172.376	13.72	43,525
Qualified XVIII	630.090	11.10	6,994
Qualified XXI	397.933	14.03	5,583
Qualified XXIV	6,090.214	14.00	85,263
Qualified XXV	2,086.335	14.05	29,313
Qualified XXVI	6,161.902	13.99	86,205
Qualified XXXIV (0.60)	551.487	14.12	7,787
	427,378.227		$ 5,760,073

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth - Service Class			
Currently payable annuity contracts:			$ 8,851
Contracts in accumulation period:			
ING MAP PLUS NP10	2,116.908	$ 10.35	21,910
ING MAP PLUS NP26	18.306	10.27	188
Qualified V	89.528	7.64	684
Qualified VI	677,904.296	7.68	5,206,305
Qualified VIII	676.693	7.68	5,197
Qualified X (1.15)	10,833.570	11.23	121,661
Qualified X (1.25)	69,085.154	10.98	758,555
Qualified XII (0.45)	1,681.599	7.88	13,251
Qualified XII (0.55)	2,690.064	7.85	21,117
Qualified XII (0.60)	11,130.229	7.84	87,261
Qualified XII (0.65)	25,815.198	7.83	202,133
Qualified XII (0.70)	31,561.892	7.82	246,814
Qualified XII (0.75)	53,499.231	7.80	417,294
Qualified XII (0.80)	16,533.248	7.79	128,794
Qualified XII (0.85)	13,063.625	7.78	101,635
Qualified XII (0.90)	3,675.675	7.77	28,560
Qualified XII (0.95)	40,373.935	7.75	312,898
Qualified XII (1.00)	149,479.974	7.74	1,156,975
Qualified XII (1.05)	9,273.997	7.73	71,688
Qualified XII (1.10)	7,459.715	7.72	57,589
Qualified XII (1.15)	3,261.479	7.71	25,146
Qualified XII (1.20)	1,319.895	7.69	10,150
Qualified XII (1.25)	8,184.766	7.68	62,859
Qualified XII (1.30)	39.243	7.67	301
Qualified XII (1.35)	774.543	7.66	5,933
Qualified XII (1.40)	3,195.033	7.65	24,442
Qualified XII (1.45)	1,173.001	7.63	8,950
Qualified XII (1.50)	412.598	7.62	3,144
Qualified XV	1,757.807	7.75	13,623
Qualified XVI	11,544.619	7.62	87,970
Qualified XVIII	715.084	11.27	8,059
Qualified XXI	5,289.345	7.79	41,204
Qualified XXIV	17,675.579	7.78	137,516
Qualified XXV	17,455.769	7.80	136,155
Qualified XXVI	4,389.833	7.77	34,109
Qualified XXXII	1,656.069	11.04	18,283
Qualified XXXIV (0.60)	860.842	7.84	6,749
	1,206,668.342		$ 9,593,953

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity - Initial Class			
Currently payable annuity contracts:			$ 621,714
Contracts in accumulation period:			
Qualified V	5,468.890	$ 20.54	112,331
Qualified VI	5,111,066.504	20.42	104,367,978
Qualified VIII	3,943.954	20.84	82,192
Qualified X (1.15)	45,231.948	23.10	1,044,858
Qualified X (1.25)	526,773.077	22.88	12,052,568
Qualified XII (0.05)	27,427.026	21.35	585,567
Qualified XII (0.15)	35,842.115	11.35	406,808
Qualified XII (0.25)	355,182.691	13.23	4,699,067
Qualified XII (0.30)	113,710.614	13.19	1,499,843
Qualified XII (0.40)	182,857.136	19.97	3,651,657
Qualified XII (0.45)	90,992.644	13.05	1,187,454
Qualified XII (0.55)	61,267.386	12.97	794,638
Qualified XII (0.60)	329,385.460	12.93	4,258,954
Qualified XII (0.65)	73,937.655	12.88	952,317
Qualified XII (0.70)	432,104.673	12.84	5,548,224
Qualified XII (0.75)	504,970.312	12.80	6,463,620
Qualified XII (0.80)	910,197.082	14.05	12,788,269
Qualified XII (0.85)	452,366.017	19.48	8,812,090
Qualified XII (0.90)	35,900.369	13.55	486,450
Qualified XII (0.95)	366,062.558	19.31	7,068,668
Qualified XII (1.00)	1,814,592.616	19.23	34,894,616
Qualified XII (1.05)	141,510.345	19.14	2,708,508
Qualified XII (1.10)	103,950.682	19.06	1,981,300
Qualified XII (1.15)	63,611.855	18.98	1,207,353
Qualified XII (1.20)	12,188.889	18.90	230,370
Qualified XII (1.25)	43,781.393	18.81	823,528
Qualified XII (1.30)	3,744.581	18.73	70,136
Qualified XII (1.35)	5,536.944	18.65	103,264
Qualified XII (1.40)	22,725.471	18.57	422,012
Qualified XII (1.45)	1,364.413	18.49	25,228
Qualified XII (1.50)	2,874.416	18.41	52,918
Qualified XV	13,139.293	20.92	274,874
Qualified XVI	113,758.462	20.03	2,278,582
Qualified XVII	18,169.001	20.42	371,011
Qualified XVIII	17,546.416	22.88	401,462
Qualified XXI	50,275.213	21.10	1,060,807
Qualified XXII	51.361	21.30	1,094

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity - Initial Class			
(continued)			
Qualified XXIV	113,343.071	$ 19.34	$ 2,192,055
Qualified XXV	51,058.964	20.86	1,065,090
Qualified XXVI	27,980.849	20.73	580,043
Qualified XXVII	1,771,555.859	23.81	42,180,745
Qualified XXVIII	836,544.121	23.73	19,851,192
Qualified XXXI	1,660.979	14.30	23,752
Qualified XXXII	22,446.365	11.28	253,195
Qualified XXXIII (0.65)	14,099.912	11.31	159,470
Qualified XXXIV (0.60)	53,153.983	12.93	687,281
	14,985,353.565		$ 291,385,153
ING T. Rowe Price Growth Equity - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP15	1,199.719	$ 10.70	$ 12,837
ING MAP PLUS NP23	1,126.642	10.66	12,010
ING MAP PLUS NP26	10.329	10.65	110
ING MAP PLUS NP27	38.064	10.64	405
ING MAP PLUS NP9	17,524.604	10.73	188,039
Qualified XII (1.00)	471.957	12.16	5,739
	20,371.315		$ 219,140

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity			
Currently payable annuity contracts:			$ 556,022
Contracts in accumulation period:			
Qualified V	1,580.312	$ 15.39	24,321
Qualified VI	4,099,188.783	15.69	64,316,272
Qualified VII	72,406.777	13.28	961,562
Qualified VIII	9,927.362	13.23	131,339
Qualified IX	2,814.803	13.24	37,268
Qualified X (1.15)	17,360.051	15.87	275,504
Qualified X (1.25)	435,084.640	15.69	6,826,478
Qualified XII (0.05)	24,235.610	16.40	397,464
Qualified XII (0.15)	69,111.920	10.57	730,513
Qualified XII (0.25)	316,547.768	10.53	3,333,248
Qualified XII (0.30)	140,200.476	10.50	1,472,105
Qualified XII (0.40)	82,379.504	10.49	864,161
Qualified XII (0.45)	45,064.292	10.39	468,218
Qualified XII (0.55)	39,465.053	10.33	407,674
Qualified XII (0.60)	178,525.265	10.41	1,858,448
Qualified XII (0.65)	73,274.074	10.26	751,792
Qualified XII (0.70)	207,964.090	10.22	2,125,393
Qualified XII (0.75)	230,728.263	10.19	2,351,121
Qualified XII (0.80)	393,586.121	11.24	4,423,908
Qualified XII (0.85)	603,217.106	10.23	6,170,911
Qualified XII (0.90)	19,509.283	10.88	212,261
Qualified XII (0.95)	251,553.748	10.14	2,550,755
Qualified XII (1.00)	924,555.050	10.10	9,338,006
Qualified XII (1.05)	84,091.443	10.05	845,119
Qualified XII (1.10)	61,545.155	10.01	616,067
Qualified XII (1.15)	68,288.666	9.97	680,838
Qualified XII (1.20)	10,417.843	9.92	103,345
Qualified XII (1.25)	27,296.761	9.88	269,692
Qualified XII (1.30)	505.691	9.84	4,976
Qualified XII (1.35)	1,012.360	9.79	9,911
Qualified XII (1.40)	7,714.051	9.75	75,212
Qualified XII (1.45)	1,074.562	9.71	10,434
Qualified XII (1.50)	4,027.198	9.67	38,943
Qualified XV	20,497.885	16.08	329,606
Qualified XVI	99,013.645	15.39	1,523,820

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity (continued)			
Qualified XVII	83,120.714	$ 15.69	$ 1,304,164
Qualified XVIII	19,746.718	15.69	309,826
Qualified XIX	3,809.487	10.33	39,352
Qualified XX	4,784.937	13.61	65,123
Qualified XXI	37,904.318	16.21	614,429
Qualified XXIV	160,196.457	10.16	1,627,596
Qualified XXV	28,334.809	16.03	454,207
Qualified XXVI	13,043.126	15.93	207,777
Qualified XXVII	811,333.643	15.04	12,202,458
Qualified XXVIII	67,043.400	15.00	1,005,651
Qualified XXIX	1,221.748	13.61	16,628
Qualified XXX	49,597.327	13.47	668,076
Qualified XXXII	113,571.989	11.71	1,329,928
Qualified XXXIV (0.60)	50,894.428	10.41	529,811
	10,068,368.712		$ 135,467,733
ING Van Kampen Comstock			
Currently payable annuity contracts:			1,076,022
Contracts in accumulation period:			
ING MAP PLUS NP15	5,138.864	$ 11.27	57,915
ING MAP PLUS NP19	1,437.066	11.25	16,167
ING MAP PLUS NP26	35.772	11.21	401
NYSUT 457	777,785.992	14.42	11,215,674
Qualified VI	2,242,751.305	12.26	27,496,131
Qualified X (1.15)	33,720.081	12.30	414,757
Qualified X (1.25)	199,434.095	12.26	2,445,062
Qualified XII (0.55)	11,573.520	12.50	144,669
Qualified XII (0.60)	14,256.009	12.48	177,915
Qualified XII (0.65)	1,846.870	12.46	23,012
Qualified XII (0.70)	55,048.755	12.45	685,357
Qualified XII (0.75)	74,284.875	12.43	923,361
Qualified XII (0.80)	503,772.039	12.41	6,251,811
Qualified XII (0.85)	71,278.871	12.40	883,858
Qualified XII (0.90)	9,594.507	12.38	118,780
Qualified XII (0.95)	67,853.883	12.36	838,674
Qualified XII (1.00)	1,224,022.834	12.35	15,116,682
Qualified XII (1.05)	42,391.971	12.33	522,693
Qualified XII (1.10)	20,591.145	12.31	253,477
Qualified XII (1.15)	5,506.504	12.30	67,730
Qualified XII (1.20)	798.860	12.28	9,810
Qualified XII (1.25)	25,514.600	12.26	312,809

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock			
(continued)			
Qualified XII (1.30)	97.224	$ 12.25	$ 1,191
Qualified XII (1.35)	1,466.967	12.23	17,941
Qualified XII (1.40)	3,281.818	12.21	40,071
Qualified XII (1.45)	138.934	12.20	1,695
Qualified XII (1.50)	1,414.203	12.18	17,225
Qualified XV	5,083.010	12.36	62,826
Qualified XVI	23,542.447	12.18	286,747
Qualified XVII	9,860.196	12.26	120,886
Qualified XVIII	12,843.724	12.35	158,620
Qualified XXI	4,593.796	12.41	57,009
Qualified XXIV	128,475.948	12.39	1,591,817
Qualified XXV	13,509.734	12.43	167,926
Qualified XXVI	1,756.220	12.38	21,742
Qualified XXXII	3,401.492	12.06	41,022
Qualified XXXIII (0.40)	4,360.255	12.58	54,852
Qualified XXXIV (0.60)	2,896.234	12.48	36,145
	5,605,360.620		$ 71,730,482

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income			
Contracts in accumulation period:			
Qualified VI	31,479.363	$ 32.32	$ 1,017,413
Qualified VIII	1,629.301	32.32	52,659
Qualified X (1.15)	12,362.671	11.01	136,113
Qualified X (1.25)	34,199.425	10.44	357,042
Qualified XII (0.55)	378.481	33.04	12,505
Qualified XII (0.60)	920.218	32.99	30,358
Qualified XII (0.65)	70.128	32.94	2,310
Qualified XII (0.70)	3,253.907	32.89	107,021
Qualified XII (0.75)	747.899	32.84	24,561
Qualified XII (0.80)	3,995.181	32.79	131,002
Qualified XII (0.85)	325.145	32.73	10,642
Qualified XII (0.90)	11.138	32.68	364
Qualified XII (0.95)	3,251.517	32.63	106,097
Qualified XII (1.00)	4,784.131	32.58	155,867
Qualified XII (1.05)	995.297	32.53	32,377
Qualified XII (1.10)	257.297	32.48	8,357
Qualified XII (1.15)	137.404	32.43	4,456
Qualified XII (1.20)	87.214	32.38	2,824
Qualified XII (1.25)	1,742.760	32.32	56,326
Qualified XII (1.35)	10.956	32.22	353
Qualified XII (1.40)	1,340.566	32.17	43,126
Qualified XII (1.45)	4.234	32.12	136
Qualified XII (1.50)	116.277	32.07	3,729
Qualified XV	228.226	32.63	7,447
Qualified XVI	497.350	32.07	15,950
Qualified XVIII	1,012.839	11.06	11,202
Qualified XXI	285.056	32.79	9,347
Qualified XXIV	320.263	32.72	10,479
Qualified XXV	605.298	32.84	19,878
Qualified XXVI	46.297	32.68	1,513
Qualified XXXIV (0.60)	6.365	32.99	210
	105,102.204		$ 2,371,664

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Balanced			
Currently payable annuity contracts:			$ 405,199
Contracts in accumulation period:			
ING MAP PLUS NP11	31.598	$ 10.76	340
ING MAP PLUS NP15	1,233.799	10.74	13,251
ING MAP PLUS NP16	17,697.018	10.73	189,889
ING MAP PLUS NP17	1,747.810	10.73	18,754
ING MAP PLUS NP22	4,658.599	10.70	49,847
ING MAP PLUS NP29	7,268.510	10.67	77,555
ING MAP PLUS NP7	2,235.622	10.78	24,100
Qualified V	71.016	16.94	1,203
Qualified VI	1,643,993.604	17.20	28,276,690
Qualified X (1.15)	10,877.953	17.78	193,410
Qualified X (1.25)	202,176.321	17.61	3,560,325
Qualified XII (0.00)	11,478.546	11.56	132,692
Qualified XII (0.05)	30,762.903	17.98	553,117
Qualified XII (0.25)	93,553.080	11.85	1,108,604
Qualified XII (0.30)	13,536.833	11.81	159,870
Qualified XII (0.40)	225,212.814	16.31	3,673,221
Qualified XII (0.45)	7,731.538	11.70	90,459
Qualified XII (0.55)	10,492.168	11.62	121,919
Qualified XII (0.60)	32,686.702	11.58	378,512
Qualified XII (0.65)	116,259.792	11.54	1,341,638
Qualified XII (0.70)	123,946.568	11.51	1,426,625
Qualified XII (0.75)	291,049.434	11.47	3,338,337
Qualified XII (0.80)	133,840.664	12.05	1,612,780
Qualified XII (0.85)	190,198.303	15.91	3,026,055
Qualified XII (0.90)	878.426	11.82	10,383
Qualified XII (0.95)	75,783.196	15.77	1,195,101
Qualified XII (1.00)	263,767.155	15.71	4,143,782
Qualified XII (1.05)	381,482.609	15.64	5,966,388
Qualified XII (1.10)	74,480.154	15.57	1,159,656
Qualified XII (1.15)	98,751.613	15.50	1,530,650
Qualified XII (1.20)	12,416.451	15.44	191,710
Qualified XII (1.25)	28,210.150	15.37	433,590
Qualified XII (1.30)	9,611.895	15.30	147,062
Qualified XII (1.35)	5,024.016	15.24	76,566
Qualified XII (1.40)	17,914.502	15.17	271,763
Qualified XII (1.45)	660.490	15.11	9,980
Qualified XII (1.50)	11,096.676	15.04	166,894

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Balanced			
(continued)			
Qualified XV	2,775.482	$ 17.62	$ 48,904
Qualified XVI	39,290.990	16.87	662,839
Qualified XVII	10,243.941	17.66	180,908
Qualified XVIII	14,230.420	18.08	257,286
Qualified XXI	6,888.857	17.77	122,415
Qualified XXII	508.974	17.94	9,131
Qualified XXIV	9,822.469	15.80	155,195
Qualified XXV	7,084.559	17.68	125,255
Qualified XXVII	95,248.821	17.39	1,656,377
Qualified XXVIII	125,814.887	17.33	2,180,372
Qualified XXXII	4,380.807	11.15	48,846
Qualified XXXIII (0.65)	186.794	11.51	2,150
Qualified XXXIV (0.60)	11,924.871	11.58	138,090
	4,481,220.400		$ 70,665,685
ING VP Strategic Allocation Growth			
Currently payable annuity contracts:			$ 284,435
Contracts in accumulation period:			
ING MAP PLUS NP11	880.110	$ 10.91	9,602
ING MAP PLUS NP15	549.954	10.89	5,989
ING MAP PLUS NP16	696.969	10.89	7,590
ING MAP PLUS NP17	8,778.125	10.88	95,506
ING MAP PLUS NP19	401.196	10.87	4,361
ING MAP PLUS NP22	539.871	10.86	5,863
ING MAP PLUS NP29	4,155.771	10.83	45,007
ING MAP PLUS NP7	1,152.150	10.93	12,593
Qualified V	24.657	17.52	432
Qualified VI	2,049,109.837	17.79	36,453,664
Qualified VIII	8.610	17.77	153
Qualified X (1.15)	19,820.249	18.47	366,080
Qualified X (1.25)	255,898.250	18.29	4,680,379
Qualified XII (0.00)	6,741.919	11.57	78,004
Qualified XII (0.05)	3,587.359	18.59	66,689
Qualified XII (0.25)	164,165.225	11.33	1,859,992
Qualified XII (0.30)	11,048.804	11.29	124,741
Qualified XII (0.40)	78,332.229	16.60	1,300,315
Qualified XII (0.45)	19,274.866	11.18	215,493
Qualified XII (0.55)	2,406.120	11.11	26,732
Qualified XII (0.60)	32,264.504	11.41	368,138
Qualified XII (0.65)	314,738.587	11.04	3,474,714
Qualified XII (0.70)	176,297.454	11.00	1,939,272

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Growth (continued)			
Qualified XII (0.75)	262,631.752	$ 10.96	$ 2,878,444
Qualified XII (0.80)	160,170.052	11.62	1,861,176
Qualified XII (0.85)	235,562.322	16.19	3,813,754
Qualified XII (0.90)	1,087.170	11.38	12,372
Qualified XII (0.95)	92,191.900	16.05	1,479,680
Qualified XII (1.00)	540,415.582	15.98	8,635,841
Qualified XII (1.05)	137,114.582	15.91	2,181,493
Qualified XII (1.10)	60,402.525	15.84	956,776
Qualified XII (1.15)	77,379.518	15.77	1,220,275
Qualified XII (1.20)	14,378.663	15.70	225,745
Qualified XII (1.25)	20,915.985	15.64	327,126
Qualified XII (1.30)	17,514.644	15.57	272,703
Qualified XII (1.35)	2,284.387	15.50	35,408
Qualified XII (1.40)	22,433.376	15.43	346,147
Qualified XII (1.45)	1,151.269	15.37	17,695
Qualified XII (1.50)	4,965.294	15.30	75,969
Qualified XV	3,854.445	18.22	70,228
Qualified XVI	37,622.865	17.45	656,519
Qualified XVII	682.913	18.26	12,470
Qualified XVIII	3,919.116	18.78	73,601
Qualified XXI	9,322.633	18.38	171,350
Qualified XXII	1,446.200	18.55	26,827
Qualified XXIV	25,787.492	16.07	414,405
Qualified XXV	13,799.617	18.28	252,257
Qualified XXVI	320.473	18.17	5,823
Qualified XXVII	89,601.446	17.98	1,611,034
Qualified XXVIII	125,874.275	17.92	2,255,667
Qualified XXXII	6,059.421	11.41	69,138
Qualified XXXIII (0.65)	1,376.823	11.52	15,861
Qualified XXXIV (0.60)	22,075.986	11.41	251,887
	5,143,215.542		$ 81,653,415
ING VP Strategic Allocation Income			
Currently payable annuity contracts:			$ 147,013
Contracts in accumulation period:			
ING MAP PLUS NP11	234.659	$ 10.56	2,478
ING MAP PLUS NP15	1.802	10.54	19
ING MAP PLUS NP16	482.543	10.54	5,086
ING MAP PLUS NP17	605.224	10.53	6,373
ING MAP PLUS NP19	682.621	10.53	7,188
ING MAP PLUS NP22	871.931	10.51	9,164
ING MAP PLUS NP29	1,571.183	10.48	16,466

Division/Contract	Units	Unit Value	Extended Value
ING VP Strategic Allocation Income (continued)			
ING MAP PLUS NP7	1,270.794	$ 10.58	$ 13,445
Qualified V	7.344	16.75	123
Qualified VI	758,576.176	17.00	12,895,795
Qualified X (1.15)	25,649.710	17.24	442,201
Qualified X (1.25)	169,794.204	17.08	2,900,085
Qualified XII (0.00)	6,987.251	11.53	80,563
Qualified XII (0.05)	22,526.956	17.77	400,304
Qualified XII (0.25)	35,603.600	12.78	455,014
Qualified XII (0.30)	23,074.883	12.74	293,974
Qualified XII (0.40)	65,777.899	16.47	1,083,362
Qualified XII (0.45)	9,123.791	12.61	115,051
Qualified XII (0.55)	11,350.918	12.53	142,227
Qualified XII (0.60)	9,644.355	12.49	120,458
Qualified XII (0.65)	8,025.141	12.45	99,913
Qualified XII (0.70)	78,484.758	12.40	973,211
Qualified XII (0.75)	88,761.085	12.36	1,097,087
Qualified XII (0.80)	123,803.208	12.78	1,582,205
Qualified XII (0.85)	77,211.519	16.06	1,240,017
Qualified XII (0.90)	1,172.662	12.62	14,799
Qualified XII (0.95)	46,656.344	15.92	742,769
Qualified XII (1.00)	283,422.208	15.85	4,492,242
Qualified XII (1.05)	52,553.992	15.78	829,302
Qualified XII (1.10)	47,464.440	15.72	746,141
Qualified XII (1.15)	32,084.217	15.65	502,118
Qualified XII (1.20)	5,634.339	15.58	87,783
Qualified XII (1.25)	13,525.210	15.51	209,776
Qualified XII (1.30)	5,870.162	15.45	90,694
Qualified XII (1.35)	186.346	15.38	2,866
Qualified XII (1.40)	6,276.943	15.31	96,100
Qualified XII (1.45)	2,373.836	15.25	36,201
Qualified XII (1.50)	1,064.361	15.18	16,157
Qualified XV	488.060	17.42	8,502
Qualified XVI	17,194.065	16.68	286,797
Qualified XVII	13,823.998	17.46	241,367
Qualified XVIII	34,734.265	17.54	609,239
Qualified XXI	4,459.875	17.57	78,360
Qualified XXIV	4,794.169	15.95	76,467
Qualified XXV	8,237.986	17.48	144,000
Qualified XXVI	685.032	17.37	11,899
Qualified XXVII	103,950.320	17.19	1,786,906
Qualified XXVIII	62,417.922	17.13	1,069,219
Qualified XXXII	5,609.400	10.85	60,862
Qualified XXXIII (0.65)	1,007.484	11.49	11,576
Qualified XXXIV (0.60)	6,305.925	12.49	78,761
	2,282,117.116		$ 36,459,725

Division/Contract	Units	Unit Value	Extended Value
ING Financial Services			
Contracts in accumulation period:			
ING MAP PLUS NP11	867.802	$ 10.87	$ 9,433
	867.802		$ 9,433
ING VP Growth and Income			
Currently payable annuity contracts:			$ 160,981,298
Contracts in accumulation period:	-		
Qualified I	49,405.214	$ 262.97	12,992,089
Qualified V	833.648	20.12	16,773
Qualified VI	47,359,132.269	20.36	964,231,933
Qualified VII	4,096,241.537	19.26	78,893,612
Qualified VIII	47,574.537	18.89	898,683
Qualified IX	7,968.462	19.50	155,385
Qualified X (1.15)	393,754.325	20.58	8,103,464
Qualified X (1.25)	7,775,013.408	20.36	158,299,273
Qualified XII (0.00)	508,123.771	9.76	4,959,288
Qualified XII (0.05)	312,468.186	21.28	6,649,323
Qualified XII (0.25)	3,746,929.829	8.75	32,785,636
Qualified XII (0.30)	652,353.036	8.73	5,695,042
Qualified XII (0.40)	209,927.202	14.30	3,001,959
Qualified XII (0.45)	445,801.851	8.64	3,851,728
Qualified XII (0.55)	555,941.492	8.58	4,769,978
Qualified XII (0.60)	2,284,440.853	9.62	21,976,321
Qualified XII (0.65)	319,937.398	8.53	2,729,066
Qualified XII (0.70)	1,973,731.412	8.50	16,776,717
Qualified XII (0.75)	3,949,109.682	8.47	33,448,959
Qualified XII (0.80)	5,924,538.769	9.26	54,861,229
Qualified XII (0.85)	4,937,394.476	13.94	68,827,279
Qualified XII (0.90)	198,181.341	8.95	1,773,723
Qualified XII (0.95)	1,979,763.097	13.82	27,360,326
Qualified XII (1.00)	8,778,508.648	13.76	120,792,279
Qualified XII (1.05)	637,201.168	13.70	8,729,656
Qualified XII (1.10)	389,152.713	13.64	5,308,043
Qualified XII (1.15)	307,388.955	13.58	4,174,342
Qualified XII (1.20)	56,739.985	13.53	767,692
Qualified XII (1.25)	126,305.568	13.47	1,701,336
Qualified XII (1.30)	7,111.558	13.41	95,366
Qualified XII (1.35)	4,384.120	13.35	58,528
Qualified XII (1.40)	33,485.930	13.29	445,028
Qualified XII (1.45)	400.226	13.24	5,299
Qualified XII (1.50)	10,519.955	13.18	138,653

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth and Income (continued)			
Qualified XV	395,517.937	$ 20.85	$ 8,246,549
Qualified XVI	825,239.409	19.97	16,480,031
Qualified XVII	2,484,959.980	20.74	51,538,070
Qualified XVIII	2,731,469.528	20.74	56,650,678
Qualified XIX	21,775.951	267.99	5,835,737
Qualified XX	64,850.202	203.16	13,174,967
Qualified XXI	277,870.423	21.03	5,843,615
Qualified XXII	894.253	21.23	18,985
Qualified XXIV	1,098,789.675	13.85	15,218,237
Qualified XXV	517,779.599	20.93	10,837,127
Qualified XXVI	75,251.563	20.79	1,564,480
Qualified XXVII	784,199.633	201.50	158,016,226
Qualified XXVIII	11,340.849	200.86	2,277,923
Qualified XXIX	1,701.896	199.36	339,290
Qualified XXX	37,888.755	197.33	7,476,588
Qualified XXXII	768,283.021	11.19	8,597,087
Qualified XXXIV (0.60)	410,828.794	9.62	3,952,173
	108,588,406.089		$ 2,182,323,069
ING GET US Core - Series 1			
Contracts in accumulation period:			
Qualified XXVII	211,645.004	$ 10.51	$ 2,224,389
	211,645.004		$ 2,224,389
ING GET US Core - Series 2			
Contracts in accumulation period:			
Qualified V	1,392.376	$ 10.23	$ 14,244
Qualified VI	277,985.952	10.25	2,849,356
Qualified XII (0.80)	359,809.797	10.31	3,709,639
Qualified XII (1.00)	885,700.097	10.28	9,104,997
Qualified XII (1.10)	3,210.039	10.26	32,935
Qualified XII (1.25)	100.293	10.24	1,027
Qualified XVII	19,855.360	10.26	203,716
Qualified XXVII	56,486.284	10.28	580,679
Qualified XXVIII	216,415.340	10.30	2,229,078
	1,820,955.538		$ 18,725,671

Division/Contract	Units	Unit Value	Extended Value
ING GET US Core - Series 3			
Contracts in accumulation period:			
Qualified VI	1,615,779.759	$ 9.98	$ 16,125,482
Qualified X (1.15)	55,212.952	9.96	549,921
Qualified X (1.25)	643,128.615	9.96	6,405,561
Qualified XII (0.80)	577,171.128	10.01	5,777,483
Qualified XII (0.95)	7,173.300	10.00	71,733
Qualified XII (1.00)	1,193,583.183	9.99	11,923,896
Qualified XII (1.10)	6,706.814	9.98	66,934
Qualified XII (1.15)	34,499.398	9.97	343,959
Qualified XII (1.25)	1,414.458	9.96	14,088
Qualified XVI	640.301	9.95	6,371
Qualified XVII	6,036.873	9.98	60,248
Qualified XVIII	113,328.987	9.97	1,129,890
Qualified XXIV	25,890.718	10.02	259,425
Qualified XXVII	919,656.800	10.00	9,196,568
Qualified XXVIII	30,163.337	10.01	301,935
Qualified XXXII	69,307.731	9.96	690,305
	5,299,694.354		$ 52,923,799
ING GET US Core - Series 5			
Contracts in accumulation period:			
Qualified X (1.25)	47,614.327	$ 10.47	$ 498,522
Qualified XXXII	18,836.199	10.47	197,215
	66,450.526		$ 695,737
ING GET US Core - Series 6			
Contracts in accumulation period:			
Qualified X (1.15)	68,117.460	$ 10.08	$ 686,624
Qualified X (1.25)	396,251.191	10.08	3,994,212
Qualified XVIII	48,936.111	10.08	493,276
Qualified XXXII	42,703.373	10.08	430,450
	556,008.135		$ 5,604,562
ING GET US Core - Series 7			
Contracts in accumulation period:			
NYSUT 457	164,448.100	$ 10.00	$ 1,644,481
Qualified X (1.15)	35,976.400	10.00	359,764
Qualified X (1.25)	135,873.200	10.00	1,358,732
Qualified XVIII	56,875.600	10.00	568,756
Qualified XXXII	8,496.700	10.00	84,967
	401,670.000		$ 4,016,700

Division/Contract	Units	Unit Value	Extended Value
ING GNMA Income			
Contracts in accumulation period:			
ING MAP PLUS NP10	6,732.581	$ 10.19	$ 68,605
ING MAP PLUS NP15	16,825.074	10.17	171,111
ING MAP PLUS NP16	3,098.721	10.16	31,483
ING MAP PLUS NP17	403.052	10.16	4,095
ING MAP PLUS NP19	1,551.626	10.15	15,749
ING MAP PLUS NP22	8,130.109	10.13	82,358
ING MAP PLUS NP29	2,893.367	10.10	29,223
ING MAP PLUS NP30	49.208	10.10	497
ING MAP PLUS NP7	47.549	10.20	485
	39,731.287		$ 403,606
ING Intermediate Bond			
Contracts in accumulation period:			
ING MAP PLUS NP10	1,383.771	$ 10.29	$ 14,239
ING MAP PLUS NP11	5,481.420	10.28	56,349
ING MAP PLUS NP14	5,864.557	10.27	60,229
ING MAP PLUS NP15	2,357.798	10.26	24,191
ING MAP PLUS NP16	7,985.770	10.26	81,934
ING MAP PLUS NP17	4,349.026	10.26	44,621
ING MAP PLUS NP19	1,305.951	10.25	13,386
ING MAP PLUS NP22	426.589	10.23	4,364
ING MAP PLUS NP23	1,075.953	10.23	11,007
ING MAP PLUS NP29	154.902	10.20	1,580
ING MAP PLUS NP9	21,681.341	10.29	223,101
	52,067.078		$ 535,001

Division/Contract	Units	Unit Value	Extended Value
ING VP Global Science and Technology			
Contracts in accumulation period:			
Qualified V	2,315.643	$ 3.58	$ 8,290
Qualified VI	4,468,526.945	3.60	16,086,697
Qualified VIII	1,746.665	3.60	6,288
Qualified X (1.15)	32,395.305	3.62	117,271
Qualified X (1.25)	353,625.833	3.60	1,273,053
Qualified XII (0.00)	22,494.263	8.89	199,974
Qualified XII (0.05)	140,341.129	3.72	522,069
Qualified XII (0.25)	287,993.915	3.78	1,088,617
Qualified XII (0.30)	59,275.597	3.77	223,469
Qualified XII (0.55)	66,807.795	3.72	248,525
Qualified XII (0.60)	95,262.486	8.77	835,452
Qualified XII (0.65)	30,326.486	3.70	112,208
Qualified XII (0.70)	268,681.082	3.70	994,120
Qualified XII (0.75)	209,455.556	3.69	772,891
Qualified XII (0.80)	1,231,530.434	3.68	4,532,032
Qualified XII (0.85)	376,426.158	3.67	1,381,484
Qualified XII (0.90)	20,733.334	3.66	75,884
Qualified XII (0.95)	356,885.480	3.65	1,302,632
Qualified XII (1.00)	1,274,404.120	3.64	4,638,831
Qualified XII (1.05)	95,758.516	3.64	348,561
Qualified XII (1.10)	52,631.406	3.63	191,052
Qualified XII (1.15)	26,214.641	3.62	94,897
Qualified XII (1.20)	23,537.119	3.61	84,969
Qualified XII (1.25)	64,005.555	3.60	230,420
Qualified XII (1.30)	970.751	3.59	3,485
Qualified XII (1.35)	9,088.826	3.58	32,538
Qualified XII (1.40)	30,281.285	3.58	108,407
Qualified XII (1.45)	703.643	3.57	2,512
Qualified XII (1.50)	3,422.192	3.56	12,183
Qualified XV	18,324.657	3.65	66,885
Qualified XVI	59,773.034	3.56	212,792
Qualified XVII	6,078.629	3.65	22,187
Qualified XVIII	7,352.055	3.65	26,835
Qualified XXI	153,744.566	3.68	565,780
Qualified XXIV	196,034.604	3.67	719,447
Qualified XXV	75,161.623	3.70	278,098
Qualified XXVI	23,076.902	3.68	84,923
Qualified XXVII	864,757.865	3.56	3,078,538
Qualified XXXII	2,562.700	10.00	25,627
Qualified XXXIV (0.60)	14,525.314	8.77	127,387
	11,027,234.109		$ 40,737,310

Division/Contract	Units	Unit Value	Extended Value
ING VP Growth			
Currently payable annuity contracts:			$ 210,491
Contracts in accumulation period:			
Qualified VI	2,540,097.482	$ 14.30	36,323,394
Qualified VIII	554.934	14.29	7,930
Qualified X (1.15)	31,784.386	14.41	458,013
Qualified X (1.25)	317,434.405	14.30	4,539,312
Qualified XII (0.00)	42,614.316	9.43	401,853
Qualified XII (0.05)	22,086.403	14.93	329,750
Qualified XII (0.25)	131,316.120	9.74	1,279,019
Qualified XII (0.30)	72,335.051	9.70	701,650
Qualified XII (0.40)	299,121.995	15.14	4,528,707
Qualified XII (0.45)	116,594.797	9.61	1,120,476
Qualified XII (0.55)	17,616.021	9.55	168,233
Qualified XII (0.60)	54,680.863	9.51	520,015
Qualified XII (0.65)	27,074.261	9.48	256,664
Qualified XII (0.70)	256,409.418	9.45	2,423,069
Qualified XII (0.75)	571,824.628	9.42	5,386,588
Qualified XII (0.80)	481,659.307	10.69	5,148,938
Qualified XII (0.85)	185,448.949	14.75	2,735,372
Qualified XII (0.90)	16,929.110	10.34	175,047
Qualified XII (0.95)	142,835.724	14.64	2,091,115
Qualified XII (1.00)	829,922.085	14.58	12,100,264
Qualified XII (1.05)	88,767.011	14.52	1,288,897
Qualified XII (1.10)	47,811.610	14.47	691,834
Qualified XII (1.15)	21,180.430	14.41	305,210
Qualified XII (1.20)	6,500.905	14.36	93,353
Qualified XII (1.25)	27,913.636	14.30	399,165
Qualified XII (1.30)	8,045.122	14.25	114,643
Qualified XII (1.35)	2,078.435	14.19	29,493
Qualified XII (1.40)	13,958.487	14.14	197,373
Qualified XII (1.45)	1,478.906	14.08	20,823
Qualified XII (1.50)	4,398.931	14.03	61,717
Qualified XV	7,481.557	14.64	109,530
Qualified XVI	58,204.419	14.03	816,608
Qualified XVII	10,745.594	14.30	153,662
Qualified XVIII	40,425.595	14.69	593,852
Qualified XXI	35,425.000	14.76	522,873
Qualified XXIV	62,104.022	14.67	911,066
Qualified XXV	59,365.306	14.70	872,670
Qualified XXVI	17,836.208	14.61	260,587
Qualified XXVII	241,500.186	5.37	1,296,856
Qualified XXXII	10,256.633	10.93	112,105
Qualified XXXIV (0.60)	13,129.548	9.51	124,862
	6,936,947.796		$ 89,883,079

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap			
Currently payable annuity contracts:			$ 4,320,519
Contracts in accumulation period:			
ING MAP PLUS NP11	901.114	$ 10.78	9,714
ING MAP PLUS NP16	2,261.395	10.75	24,310
ING MAP PLUS NP17	6,689.023	10.75	71,907
ING MAP PLUS NP21	2,189.002	10.73	23,488
ING MAP PLUS NP23	616.604	10.72	6,610
ING MAP PLUS NP26	30.094	10.70	322
ING MAP PLUS NP27	16.168	10.70	173
ING MAP PLUS NP29	3,243.218	10.69	34,670
ING MAP PLUS NP7	7,900.555	10.80	85,326
ING MAP PLUS NP9	6,164.597	10.79	66,516
Qualified V	22.732	18.30	416
Qualified VI	12,053,612.460	18.54	223,473,975
Qualified VIII	5,250.998	18.53	97,301
Qualified X (1.15)	130,300.642	18.70	2,436,622
Qualified X (1.25)	1,224,653.991	18.54	22,705,085
Qualified XII (0.00)	127,121.662	10.71	1,361,473
Qualified XII (0.05)	391,453.509	19.38	7,586,369
Qualified XII (0.25)	714,615.670	11.87	8,482,488
Qualified XII (0.30)	100,124.176	11.83	1,184,469
Qualified XII (0.40)	466,832.452	19.66	9,177,926
Qualified XII (0.45)	423,973.891	11.72	4,968,974
Qualified XII (0.55)	223,076.718	11.64	2,596,613
Qualified XII (0.60)	325,584.483	11.60	3,776,780
Qualified XII (0.65)	88,982.180	11.56	1,028,634
Qualified XII (0.70)	765,777.257	11.52	8,821,754
Qualified XII (0.75)	1,294,852.393	11.49	14,877,854
Qualified XII (0.80)	3,127,840.720	12.77	39,942,526
Qualified XII (0.85)	1,005,097.861	19.17	19,267,726
Qualified XII (0.90)	67,929.163	12.31	836,208
Qualified XII (0.95)	623,072.857	19.01	11,844,615
Qualified XII (1.00)	4,222,763.180	18.93	79,936,907
Qualified XII (1.05)	278,888.913	18.85	5,257,056
Qualified XII (1.10)	166,098.401	18.77	3,117,667
Qualified XII (1.15)	259,832.246	18.70	4,858,863
Qualified XII (1.20)	34,593.501	18.62	644,131
Qualified XII (1.25)	116,478.263	18.54	2,159,507
Qualified XII (1.30)	13,198.483	18.46	243,644
Qualified XII (1.35)	18,808.863	18.39	345,895
Qualified XII (1.40)	65,981.813	18.31	1,208,127

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus LargeCap (continued)			
Qualified XII (1.45)	3,149.616	$ 18.24	$ 57,449
Qualified XII (1.50)	10,027.643	18.16	182,102
Qualified XV	37,365.982	18.99	709,580
Qualified XVI	188,039.032	18.19	3,420,430
Qualified XVII	79,075.803	18.68	1,477,136
Qualified XVIII	72,828.624	19.04	1,386,657
Qualified XXI	140,916.597	19.16	2,699,962
Qualified XXIV	131,731.250	19.04	2,508,163
Qualified XXV	133,995.645	19.06	2,553,957
Qualified XXVI	31,598.310	18.94	598,472
Qualified XXVII	2,392,048.506	18.74	44,826,989
Qualified XXVIII	721,286.403	18.68	13,473,630
Qualified XXXII	71,567.460	11.34	811,575
Qualified XXXIII (0.65)	5,765.980	10.67	61,523
Qualified XXXIV (0.60)	74,962.845	11.60	869,569
	32,461,190.944		$ 562,520,354
ING VP Index Plus MidCap			
Currently payable annuity contracts:			$ 1,028,385
Contracts in accumulation period:			
ING MAP PLUS NP14	10,297.788	$ 11.30	116,365
ING MAP PLUS NP16	653.587	11.29	7,379
ING MAP PLUS NP17	388.220	11.29	4,383
ING MAP PLUS NP21	1,025.022	11.27	11,552
ING MAP PLUS NP23	255.417	11.26	2,876
ING MAP PLUS NP26	16.904	11.24	190
ING MAP PLUS NP29	2,364.025	11.23	26,548
ING MAP PLUS NP30	32.263	11.22	362
ING MAP PLUS NP7	3,888.712	11.34	44,098
ING MAP PLUS NP9	1,377.317	11.33	15,605
Qualified V	8,032.921	18.59	149,332
Qualified VI	5,712,947.366	18.79	107,346,281
Qualified VIII	1,855.005	18.78	34,837
Qualified X (1.15)	67,226.586	18.92	1,271,927
Qualified X (1.25)	526,002.555	18.79	9,883,588
Qualified XII (0.05)	204,340.133	19.56	3,996,893
Qualified XII (0.15)	82,575.000	13.68	1,129,626
Qualified XII (0.25)	315,405.593	20.56	6,484,739
Qualified XII (0.30)	113,839.239	20.49	2,332,566
Qualified XII (0.40)	149,928.391	19.83	2,973,080
Qualified XII (0.45)	201,451.923	20.28	4,085,445
Qualified XII (0.55)	94,685.757	20.15	1,907,918

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus MidCap (continued)			
Qualified XII (0.60)	417,848.954	$ 20.08	$ 8,390,407
Qualified XII (0.65)	101,888.611	20.02	2,039,810
Qualified XII (0.70)	315,249.824	19.95	6,289,234
Qualified XII (0.75)	442,115.385	19.89	8,793,675
Qualified XII (0.80)	2,047,007.950	19.37	39,650,544
Qualified XII (0.85)	577,038.290	19.30	11,136,839
Qualified XII (0.90)	24,389.605	19.24	469,256
Qualified XII (0.95)	402,880.448	19.18	7,727,247
Qualified XII (1.00)	2,898,090.162	19.11	55,382,503
Qualified XII (1.05)	197,865.879	19.05	3,769,345
Qualified XII (1.10)	149,319.231	18.98	2,834,079
Qualified XII (1.15)	89,722.675	18.92	1,697,553
Qualified XII (1.20)	20,823.383	18.86	392,729
Qualified XII (1.25)	104,291.059	18.79	1,959,629
Qualified XII (1.30)	12,305.873	18.73	230,489
Qualified XII (1.35)	8,427.852	18.67	157,348
Qualified XII (1.40)	50,145.513	18.61	933,208
Qualified XII (1.45)	7,191.478	18.54	133,330
Qualified XII (1.50)	10,138.312	18.48	187,356
Qualified XV	17,446.663	19.18	334,627
Qualified XVI	104,260.931	18.48	1,926,742
Qualified XVII	21,962.906	18.79	412,683
Qualified XVIII	27,288.132	18.79	512,744
Qualified XXI	56,916.960	19.34	1,100,774
Qualified XXIV	166,285.439	19.23	3,197,669
Qualified XXV	98,232.505	19.32	1,897,852
Qualified XXVI	32,925.313	19.20	632,166
Qualified XXVII	1,675,767.493	19.78	33,146,681
Qualified XXVIII	1,146,578.184	19.71	22,599,056
Qualified XXXII	15,226.707	11.72	178,457
Qualified XXXIII (0.65)	2,316.446	13.62	31,550
Qualified XXXIV (0.60)	23,444.124	20.08	470,758
	18,763,982.011		$ 361,470,315
ING VP Index Plus SmallCap			
Currently payable annuity contracts:			$ 594,096
Contracts in accumulation period:			
ING MAP PLUS NP10	3,463.783	$ 11.79	40,838
ING MAP PLUS NP16	2,375.935	11.76	27,941
ING MAP PLUS NP17	1,026.723	11.75	12,064
ING MAP PLUS NP29	30.625	11.69	358
ING MAP PLUS NP30	25.257	11.68	295

Division/Contract	Units	Unit Value	Extended Value
ING VP Index Plus SmallCap (continued)			
ING MAP PLUS NP9	3,925.169	$ 11.80	$ 46,317
Qualified VI	3,206,207.143	14.70	47,131,245
Qualified VIII	809.190	14.69	11,887
Qualified X (1.15)	62,756.216	14.80	928,792
Qualified X (1.25)	310,165.714	14.70	4,559,436
Qualified XII (0.00)	23,271.662	14.68	341,628
Qualified XII (0.05)	196,547.582	15.30	3,007,178
Qualified XII (0.25)	195,697.797	16.34	3,197,702
Qualified XII (0.30)	76,283.732	16.29	1,242,662
Qualified XII (0.45)	91,919.963	16.13	1,482,669
Qualified XII (0.55)	36,942.947	16.02	591,826
Qualified XII (0.60)	228,857.483	15.97	3,654,854
Qualified XII (0.65)	31,742.426	15.91	505,022
Qualified XII (0.70)	172,604.351	15.86	2,737,505
Qualified XII (0.75)	210,974.130	15.81	3,335,501
Qualified XII (0.80)	1,240,295.313	15.15	18,790,474
Qualified XII (0.85)	338,780.331	15.10	5,115,583
Qualified XII (0.90)	14,247.973	15.05	214,432
Qualified XII (0.95)	241,959.133	15.00	3,629,387
Qualified XII (1.00)	1,031,397.458	14.95	15,419,392
Qualified XII (1.05)	63,033.960	14.90	939,206
Qualified XII (1.10)	50,781.886	14.85	754,111
Qualified XII (1.15)	70,347.500	14.80	1,041,143
Qualified XII (1.20)	10,934.373	14.75	161,282
Qualified XII (1.25)	67,253.606	14.70	988,628
Qualified XII (1.30)	627.167	14.65	9,188
Qualified XII (1.35)	4,882.945	14.60	71,291
Qualified XII (1.40)	21,397.938	14.55	311,340
Qualified XII (1.45)	2,460.759	14.50	35,681
Qualified XII (1.50)	2,041.730	14.45	29,503
Qualified XV	18,176.933	15.00	272,654
Qualified XVI	68,874.810	14.45	995,241
Qualified XVII	20,764.150	14.70	305,233
Qualified XVIII	43,727.211	14.70	642,790
Qualified XXI	20,569.511	15.12	311,011
Qualified XXIV	91,647.872	15.04	1,378,384
Qualified XXV	61,798.213	15.11	933,771
Qualified XXVI	16,039.507	15.01	240,753
Qualified XXVII	1,155,530.590	15.43	17,829,837
Qualified XXVIII	919,885.175	15.38	14,147,834
Qualified XXXII	14,044.508	12.29	172,607
Qualified XXXIII (0.65)	2,853.899	14.62	41,724
Qualified XXXIV (0.60)	15,909.017	15.97	254,067
	10,465,891.296		$ 158,486,363

Division/Contract	Units	Unit Value	Extended Value
ING VP International Equity			
Currently payable annuity contracts:			$ 22,589
Contracts in accumulation period:			
Qualified VI	632,047.296	$ 9.43	5,960,206
Qualified VIII	13.044	9.43	123
Qualified X (1.15)	6,359.052	9.50	60,411
Qualified X (1.25)	95,073.595	9.43	896,544
Qualified XII (0.05)	2,322.302	9.82	22,805
Qualified XII (0.15)	2,379.279	11.10	26,410
Qualified XII (0.25)	30,978.942	9.83	304,523
Qualified XII (0.30)	12,311.747	9.79	120,532
Qualified XII (0.40)	97,452.865	9.95	969,656
Qualified XII (0.45)	24,599.485	9.70	238,615
Qualified XII (0.55)	2,141.640	9.63	20,624
Qualified XII (0.60)	43,987.295	10.94	481,221
Qualified XII (0.65)	6,968.338	9.57	66,687
Qualified XII (0.70)	52,188.574	9.54	497,879
Qualified XII (0.75)	12,622.082	9.51	120,036
Qualified XII (0.80)	67,801.954	9.72	659,035
Qualified XII (0.85)	86,698.865	9.69	840,112
Qualified XII (0.90)	1,493.685	9.66	14,429
Qualified XII (0.95)	47,928.898	9.62	461,076
Qualified XII (1.00)	105,850.678	9.59	1,015,108
Qualified XII (1.05)	15,207.426	9.56	145,383
Qualified XII (1.10)	11,277.019	9.53	107,470
Qualified XII (1.15)	7,408.316	9.50	70,379
Qualified XII (1.20)	1,712.896	9.46	16,204
Qualified XII (1.25)	14,063.945	9.43	132,623
Qualified XII (1.35)	703.522	9.37	6,592
Qualified XII (1.40)	6,564.989	9.34	61,317
Qualified XII (1.45)	45.865	9.31	427
Qualified XII (1.50)	1,832.759	9.28	17,008
Qualified XV	2,344.387	9.62	22,553
Qualified XVI	13,835.561	9.28	128,394
Qualified XVIII	6,874.019	9.43	64,822
Qualified XXI	6,370.442	9.71	61,857
Qualified XXIV	22,318.963	9.65	215,378
Qualified XXV	12,019.485	9.70	116,589
Qualified XXVI	382.243	9.63	3,681
Qualified XXVII	54,101.937	6.71	363,024
Qualified XXXII	465.928	12.18	5,675
Qualified XXXIV (0.60)	202.285	10.94	2,213
	1,508,951.603		$ 14,340,210

Division/Contract	Units	Unit Value	Extended Value
ING VP Small Company			
Currently payable annuity contracts:			$ 484,755
Contracts in accumulation period:			
Qualified V	320.822	$ 21.90	7,026
Qualified VI	2,636,926.477	22.17	58,460,660
Qualified VIII	1,103.701	22.16	24,458
Qualified X (1.15)	39,059.418	22.35	872,978
Qualified X (1.25)	316,370.636	22.17	7,013,937
Qualified XII (0.00)	30,744.783	12.46	383,080
Qualified XII (0.05)	36,192.225	23.15	837,850
Qualified XII (0.25)	118,229.364	15.87	1,876,300
Qualified XII (0.30)	80,997.217	15.81	1,280,566
Qualified XII (0.40)	219,573.114	23.47	5,153,381
Qualified XII (0.45)	91,184.228	15.66	1,427,945
Qualified XII (0.55)	57,476.864	15.56	894,340
Qualified XII (0.60)	274,222.452	15.50	4,250,448
Qualified XII (0.65)	41,749.320	15.45	645,027
Qualified XII (0.70)	279,249.221	15.40	4,300,438
Qualified XII (0.75)	522,075.114	15.35	8,013,853
Qualified XII (0.80)	1,718,729.595	16.32	28,049,667
Qualified XII (0.85)	270,368.124	22.87	6,183,319
Qualified XII (0.90)	21,355.063	15.80	337,410
Qualified XII (0.95)	138,534.068	22.69	3,143,338
Qualified XII (1.00)	980,499.204	22.61	22,169,087
Qualified XII (1.05)	95,884.458	22.52	2,159,318
Qualified XII (1.10)	52,216.095	22.43	1,171,207
Qualified XII (1.15)	87,891.499	22.35	1,964,375
Qualified XII (1.20)	16,679.874	22.26	371,294
Qualified XII (1.25)	38,793.775	22.17	860,058
Qualified XII (1.30)	7,599.683	22.09	167,877
Qualified XII (1.35)	2,134.727	22.00	46,964
Qualified XII (1.40)	26,280.155	21.92	576,061
Qualified XII (1.45)	2,451.214	21.83	53,510
Qualified XII (1.50)	5,623.402	21.75	122,309
Qualified XV	9,937.990	22.69	225,493
Qualified XVI	58,199.356	21.75	1,265,836
Qualified XVII	8,472.215	22.17	187,829
Qualified XVIII	14,215.547	22.77	323,688
Qualified XXI	26,937.222	22.89	616,593
Qualified XXIV	79,181.047	22.74	1,800,577
Qualified XXV	43,219.789	22.79	984,979
Qualified XXVI	10,561.324	22.65	239,214
Qualified XXVII	519,293.557	11.02	5,722,615
Qualified XXVIII	56,367.292	11.74	661,752
Qualified XXXII	15,288.552	11.53	176,277
Qualified XXXIII (0.65)	367.688	12.41	4,563
Qualified XXXIV (0.60)	17,191.484	15.50	266,468
	9,069,748.955		$ 175,778,720

Division/Contract	Units	Unit Value	Extended Value
ING VP Value Opportunity			
Contracts in accumulation period:			
Qualified V	216.151	$ 17.77	$ 3,841
Qualified VI	1,889,964.944	18.00	34,019,369
Qualified VIII	644.691	17.99	11,598
Qualified X (1.15)	41,012.900	18.14	743,974
Qualified X (1.25)	190,637.778	18.00	3,431,480
Qualified XII (0.00)	32,286.494	9.70	313,179
Qualified XII (0.05)	5,534.593	18.79	103,995
Qualified XII (0.25)	190,743.622	12.70	2,422,444
Qualified XII (0.30)	53,494.234	12.66	677,237
Qualified XII (0.45)	21,558.419	12.53	270,127
Qualified XII (0.55)	186,341.124	12.45	2,319,947
Qualified XII (0.60)	166,604.754	12.41	2,067,565
Qualified XII (0.65)	15,981.406	12.37	197,690
Qualified XII (0.70)	248,943.147	12.33	3,069,469
Qualified XII (0.75)	344,181.123	12.29	4,229,986
Qualified XII (0.80)	635,659.377	13.49	8,575,045
Qualified XII (0.85)	235,565.949	18.56	4,372,104
Qualified XII (0.90)	21,027.321	13.14	276,299
Qualified XII (0.95)	149,673.833	18.42	2,756,992
Qualified XII (1.00)	798,182.670	18.35	14,646,652
Qualified XII (1.05)	63,731.455	18.28	1,165,011
Qualified XII (1.10)	36,914.717	18.21	672,217
Qualified XII (1.15)	54,581.863	18.14	990,115
Qualified XII (1.20)	30,067.239	18.07	543,315
Qualified XII (1.25)	32,827.111	18.00	590,888
Qualified XII (1.30)	7,191.634	17.93	128,946
Qualified XII (1.35)	2,965.398	17.86	52,962
Qualified XII (1.40)	15,601.855	17.79	277,557
Qualified XII (1.45)	1,021.050	17.72	18,093
Qualified XII (1.50)	3,315.807	17.65	58,524
Qualified XV	3,011.835	18.42	55,478
Qualified XVI	33,789.632	17.65	596,387
Qualified XVII	9,238.445	18.00	166,292
Qualified XVIII	7,420.617	18.48	137,133
Qualified XXI	25,183.845	18.57	467,664
Qualified XXIV	41,035.807	18.46	757,521
Qualified XXV	31,547.946	18.50	583,637
Qualified XXVI	8,121.382	18.38	149,271
Qualified XXVII	817,816.837	13.72	11,220,447
Qualified XXVIII	509,358.742	13.67	6,962,934
Qualified XXXII	7,239.399	11.32	81,950
Qualified XXXIII (0.65)	23.913	9.66	231
Qualified XXXIV (0.60)	14,748.187	12.41	183,025
	6,985,009.246		$ 110,368,591

Division/Contract	Units	Unit Value	Extended Value
ING VP Financial Services			
Contracts in accumulation period:			
Qualified VI	8,717.177	$ 11.12	$ 96,935
Qualified X (1.25)	34.266	11.44	392
Qualified XII (0.75)	0.179	11.16	2
Qualified XII (0.80)	1,477.778	11.16	16,492
Qualified XII (0.85)	933.364	11.15	10,407
Qualified XII (0.95)	9.686	11.15	108
Qualified XII (1.00)	5,499.461	11.14	61,264
Qualified XII (1.05)	156.822	11.14	1,747
Qualified XII (1.25)	523.112	11.12	5,817
Qualified XXIV	117.445	11.35	1,333
	17,469.290		$ 194,497
ING VP International Value			
Currently payable annuity contracts:			$ 287,214
Contracts in accumulation period:			
ING MAP PLUS NP17	1,297.920	$ 11.54	14,978
ING MAP PLUS NP26	6.527	11.49	75
ING MAP PLUS NP27	25.849	11.49	297
ING MAP PLUS NP7	515.703	11.59	5,977
Qualified V	6,256.525	11.80	73,827
Qualified VI	845,792.080	11.87	10,039,552
Qualified X (1.15)	24,052.897	11.91	286,470
Qualified X (1.25)	183,335.973	11.87	2,176,198
Qualified XII (0.30)	10,661.746	12.26	130,713
Qualified XII (0.40)	75,769.721	12.22	925,906
Qualified XII (0.45)	4,546.885	12.20	55,472
Qualified XII (0.55)	25,881.744	12.16	314,722
Qualified XII (0.60)	11,159.852	12.13	135,369
Qualified XII (0.65)	23,580.347	12.11	285,558
Qualified XII (0.70)	61,310.836	12.09	741,248
Qualified XII (0.75)	390,089.809	12.07	4,708,384
Qualified XII (0.80)	359,887.137	12.05	4,336,640
Qualified XII (0.85)	68,875.312	12.03	828,570
Qualified XII (0.90)	1,708.327	12.01	20,517
Qualified XII (0.95)	66,697.081	11.99	799,698
Qualified XII (1.00)	2,256,852.966	11.97	27,014,530
Qualified XII (1.05)	25,396.067	11.95	303,483
Qualified XII (1.10)	20,979.631	11.93	250,287
Qualified XII (1.15)	64,416.037	11.91	767,195
Qualified XII (1.20)	3,068.965	11.89	36,490
Qualified XII (1.25)	12,651.980	11.87	150,179

Division/Contract	Units	Unit Value	Extended Value
ING VP International Value (continued)			
Qualified XII (1.30)	1,541.941	$ 11.85	$ 18,272
Qualified XII (1.35)	937.394	11.82	11,080
Qualified XII (1.40)	5,529.746	11.80	65,251
Qualified XII (1.45)	866.723	11.78	10,210
Qualified XII (1.50)	1,088.520	11.76	12,801
Qualified XV	7,220.934	11.99	86,579
Qualified XVI	12,453.316	11.76	146,451
Qualified XVII	2,461.921	11.87	29,223
Qualified XVIII	15,740.522	11.87	186,840
Qualified XXI	3,691.784	12.05	44,486
Qualified XXIV	39,381.198	12.02	473,362
Qualified XXV	10,472.030	12.12	126,921
Qualified XXVI	2,898.917	12.01	34,816
Qualified XXVIII	167,823.331	13.33	2,237,085
Qualified XXXII	972.309	12.17	11,833
Qualified XXXIII (0.65)	11,146.390	12.05	134,314
Qualified XXXIV (0.60)	4,962.490	12.13	60,195
	4,834,007.383		$ 58,379,268
ING VP MagnaCap			
Contracts in accumulation period:			
Qualified VI	100,037.710	$ 9.52	$ 952,359
Qualified XII (0.60)	125.000	9.68	1,210
Qualified XII (0.65)	226.577	9.67	2,191
Qualified XII (0.70)	253.106	9.66	2,445
Qualified XII (0.80)	3,823.883	9.63	36,824
Qualified XII (0.85)	21,790.541	9.62	209,625
Qualified XII (0.90)	243.496	9.61	2,340
Qualified XII (0.95)	6,188.425	9.59	59,347
Qualified XII (1.00)	26,072.338	9.58	249,773
Qualified XII (1.05)	2,470.846	9.57	23,646
Qualified XII (1.10)	831.727	9.55	7,943
Qualified XII (1.15)	1,382.809	9.54	13,192
Qualified XII (1.20)	87.618	9.53	835
Qualified XII (1.25)	2,700.421	9.52	25,708
Qualified XII (1.35)	304.110	9.49	2,886
Qualified XII (1.40)	143.777	9.48	1,363
Qualified XII (1.45)	4.863	9.46	46
Qualified XII (1.50)	791.006	9.45	7,475
Qualified XVI	239.683	9.45	2,265
Qualified XXI	1,186.812	9.63	11,429
Qualified XXIV	11,770.582	9.62	113,233
Qualified XXV	2,125.310	9.68	20,573
Qualified XXVI	106.451	9.61	1,023
Qualified XXXIV (0.60)	22.624	9.68	219
	182,929.715		$ 1,747,950

Division/Contract	Units	Unit Value	Extended Value
ING VP MidCap Opportunities			
Contracts in accumulation period:			
Qualified VI	250,795.136	$ 10.28	$ 2,578,174
Qualified X (1.15)	10,821.317	10.32	111,676
Qualified X (1.25)	41,747.665	10.28	429,166
Qualified XII (0.55)	15,350.142	10.53	161,637
Qualified XII (0.60)	2,965.442	11.43	33,895
Qualified XII (0.65)	2,002.667	10.50	21,028
Qualified XII (0.70)	7,440.362	10.48	77,975
Qualified XII (0.75)	2,680.497	10.46	28,038
Qualified XII (0.80)	44,281.130	10.44	462,295
Qualified XII (0.85)	14,596.929	10.42	152,100
Qualified XII (0.90)	793.948	10.41	8,265
Qualified XII (0.95)	36,782.291	10.39	382,168
Qualified XII (1.00)	48,115.911	10.37	498,962
Qualified XII (1.05)	6,323.961	10.35	65,453
Qualified XII (1.10)	6,064.216	10.34	62,704
Qualified XII (1.15)	857.074	10.32	8,845
Qualified XII (1.20)	761.359	10.30	7,842
Qualified XII (1.25)	5,605.447	10.28	57,624
Qualified XII (1.30)	29.727	10.26	305
Qualified XII (1.35)	310.830	10.25	3,186
Qualified XII (1.40)	2,400.880	10.23	24,561
Qualified XII (1.45)	1,227.522	10.21	12,533
Qualified XII (1.50)	592.738	10.19	6,040
Qualified XV	82.194	10.39	854
Qualified XVI	6,239.254	10.19	63,578
Qualified XVIII	4,041.245	10.28	41,544
Qualified XXI	3,321.456	10.44	34,676
Qualified XXIV	11,118.138	10.42	115,851
Qualified XXV	4,921.619	10.50	51,677
Qualified XXVI	1,494.237	10.41	15,555
Qualified XXXIV (0.60)	2,408.399	11.43	27,528
	536,173.733		$ 5,545,735

Division/Contract	Units	Unit Value	Extended Value
ING VP Real Estate			
Contracts in accumulation period:			
Qualified VI	659,404.899	$ 13.88	$ 9,152,540
Qualified X (1.15)	5,823.542	13.89	80,889
Qualified X (1.25)	41,062.968	13.88	569,954
Qualified XII (0.55)	545.018	13.95	7,603
Qualified XII (0.65)	65.208	13.94	909
Qualified XII (0.70)	2,923.960	13.94	40,760
Qualified XII (0.75)	1,342.140	13.93	18,696
Qualified XII (0.80)	610,444.006	13.93	8,503,485
Qualified XII (0.85)	21,014.224	13.92	292,518
Qualified XII (0.90)	108.333	13.92	1,508
Qualified XII (0.95)	18,544.285	13.91	257,951
Qualified XII (1.00)	341,616.391	13.91	4,751,884
Qualified XII (1.05)	9,097.338	13.90	126,453
Qualified XII (1.10)	3,096.978	13.90	43,048
Qualified XII (1.15)	10,565.443	13.89	146,754
Qualified XII (1.20)	290.857	13.89	4,040
Qualified XII (1.25)	3,731.484	13.88	51,793
Qualified XII (1.30)	467.507	13.88	6,489
Qualified XII (1.35)	29.560	13.87	410
Qualified XII (1.40)	1,375.703	13.87	19,081
Qualified XII (1.45)	0.216	13.87	3
Qualified XII (1.50)	855.484	13.86	11,857
Qualified XVI	2,647.403	13.86	36,693
Qualified XVIII	3,202.522	13.88	44,451
Qualified XXIV	84,960.456	13.58	1,153,763
Qualified XXVII	135,857.512	13.91	1,889,778
Qualified XXXII	838.400	13.88	11,637
	1,959,911.837		$ 27,224,947

Division/Contract	Units	Unit Value	Extended Value
ING VP SmallCap Opportunities			
Contracts in accumulation period:			
Qualified V	128.591	$ 7.38	$ 949
Qualified VI	261,279.650	7.42	1,938,695
Qualified VIII	126.415	7.42	938
Qualified X (1.25)	55,719.677	7.42	413,440
Qualified XII (0.40)	78,599.345	7.64	600,499
Qualified XII (0.45)	10,727.655	7.63	81,852
Qualified XII (0.55)	354,764.079	7.60	2,696,207
Qualified XII (0.60)	5,796.906	8.08	46,839
Qualified XII (0.65)	9,229.156	7.58	69,957
Qualified XII (0.70)	14,063.889	7.56	106,323
Qualified XII (0.75)	52,532.583	7.55	396,621
Qualified XII (0.80)	55,768.303	7.54	420,493
Qualified XII (0.85)	14,721.675	7.52	110,707
Qualified XII (0.90)	309.854	7.51	2,327
Qualified XII (0.95)	10,741.334	7.50	80,560
Qualified XII (1.00)	86,221.391	7.48	644,936
Qualified XII (1.05)	6,479.116	7.47	48,399
Qualified XII (1.10)	4,123.726	7.46	30,763
Qualified XII (1.15)	1,799.731	7.45	13,408
Qualified XII (1.20)	2,396.904	7.43	17,809
Qualified XII (1.25)	8,829.919	7.42	65,518
Qualified XII (1.35)	638.566	7.39	4,719
Qualified XII (1.40)	3,099.593	7.38	22,875
Qualified XII (1.45)	293.623	7.37	2,164
Qualified XII (1.50)	1,646.060	7.36	12,115
Qualified XV	471.333	7.50	3,535
Qualified XVI	8,595.517	7.36	63,263
Qualified XVIII	5,768.059	7.42	42,799
Qualified XXI	722.679	7.54	5,449
Qualified XXIV	16,951.064	7.52	127,472
Qualified XXV	11,772.691	7.58	89,237
Qualified XXVI	1,234.088	7.51	9,268
Qualified XXXIV (0.60)	969.554	8.08	7,834
	1,086,522.726		$ 8,177,970

Division/Contract	Units	Unit Value	Extended Value
ING Real Estate			
Contracts in accumulation period:			
ING MAP PLUS NP10	2,983.542	$ 12.76	$ 38,070
ING MAP PLUS NP15	69.835	12.73	889
ING MAP PLUS NP16	3,267.479	12.73	41,595
ING MAP PLUS NP17	2,494.340	12.72	31,728
ING MAP PLUS NP19	1,174.665	12.71	14,930
ING MAP PLUS NP22	12,136.249	12.69	154,009
ING MAP PLUS NP30	77.944	12.65	986
	22,204.054		$ 282,207
Janus Advisor Series Balanced			
Contracts in accumulation period:			
Qualified XII (1.00)	8.071	$ 11.40	$ 92
	8.071		$ 92
Janus Aspen Balanced			
Currently payable annuity contracts:			$ 258,468
Contracts in accumulation period:			
Qualified V	761.214	$ 24.88	18,939
Qualified VI	5,950,152.890	25.26	150,300,862
Qualified VIII	4,110.618	25.24	103,752
Qualified X (1.15)	78,493.538	26.46	2,076,939
Qualified X (1.25)	712,694.964	26.21	18,679,735
Qualified XII (0.05)	59,741.326	26.40	1,577,171
Qualified XII (0.15)	105,721.652	11.50	1,215,799
Qualified XII (0.25)	311,111.355	15.94	4,959,115
Qualified XII (0.30)	148,874.055	15.88	2,364,120
Qualified XII (0.40)	531,902.011	23.87	12,696,501
Qualified XII (0.45)	553,170.502	15.73	8,701,372
Qualified XII (0.55)	474,298.655	15.62	7,408,545
Qualified XII (0.60)	33,226.332	15.57	517,334
Qualified XII (0.65)	58,434.343	15.52	906,901
Qualified XII (0.70)	483,683.581	15.47	7,482,585
Qualified XII (0.75)	807,820.882	15.42	12,456,598
Qualified XII (0.80)	843,134.136	16.61	14,004,458
Qualified XII (0.85)	493,644.588	23.28	11,492,046
Qualified XII (0.90)	37,701.421	16.18	610,009
Qualified XII (0.95)	360,479.333	23.08	8,319,863
Qualified XII (1.00)	1,730,560.400	22.98	39,768,278
Qualified XII (1.05)	259,170.367	22.88	5,929,818
Qualified XII (1.10)	161,442.494	22.78	3,677,660
Qualified XII (1.15)	99,264.771	22.68	2,251,325
Qualified XII (1.20)	40,486.670	22.58	914,189

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Balanced (continued)			
Qualified XII (1.25)	107,355.047	$ 22.49	$ 2,414,415
Qualified XII (1.30)	8,067.352	22.39	180,628
Qualified XII (1.35)	17,913.863	22.29	399,300
Qualified XII (1.40)	56,849.549	22.20	1,262,060
Qualified XII (1.45)	5,603.710	22.10	123,842
Qualified XII (1.50)	7,456.111	22.01	164,109
Qualified XV	16,292.697	25.88	421,655
Qualified XVI	135,065.927	24.77	3,345,583
Qualified XVII	5,992.636	25.26	151,374
Qualified XVIII	25,860.969	26.21	677,816
Qualified XXI	53,775.930	26.09	1,403,014
Qualified XXIV	141,346.540	23.12	3,267,932
Qualified XXV	177,086.550	25.80	4,568,833
Qualified XXVI	24,726.609	25.63	633,743
Qualified XXVII	1,025,397.813	10.06	10,315,502
Qualified XXXII	39,137.603	10.93	427,774
Qualified XXXIII (0.65)	4,920.943	11.46	56,394
Qualified XXXIV (0.60)	541,868.337	15.57	8,436,890
	16,734,800.284		$ 356,943,246
Janus Aspen Capital Appreciation			
Contracts in accumulation period:			
Qualified X (1.25)	37,576.369	$ 11.51	$ 432,504
Qualified XVIII	2,807.124	11.51	32,310
Qualified XXVII	324,385.147	8.55	2,773,493
	364,768.640		$ 3,238,307
Janus Aspen Flexible Income			
Contracts in accumulation period:			
Qualified V	333.698	$ 20.09	$ 6,704
Qualified VI	1,416,300.000	20.42	28,920,846
Qualified VIII	200.833	20.41	4,099
Qualified X (1.15)	11,783.370	13.83	162,964
Qualified X (1.25)	176,770.888	13.74	2,428,832
Qualified XII (0.05)	15,602.810	21.35	333,120
Qualified XII (0.15)	15,138.386	12.27	185,748
Qualified XII (0.25)	90,318.853	14.64	1,322,268
Qualified XII (0.30)	130,922.260	14.60	1,911,465
Qualified XII (0.40)	173,296.632	18.11	3,138,402
Qualified XII (0.45)	92,521.868	14.45	1,336,941
Qualified XII (0.55)	65,115.877	14.36	935,064
Qualified XII (0.60)	105,125.227	14.31	1,504,342

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Flexible Income (continued)			
Qualified XII (0.65)	48,954.979	$ 14.26	$ 698,098
Qualified XII (0.70)	239,641.561	14.22	3,407,703
Qualified XII (0.75)	263,604.305	14.17	3,735,273
Qualified XII (0.80)	273,284.050	14.42	3,940,756
Qualified XII (0.85)	196,824.689	17.66	3,475,924
Qualified XII (0.90)	10,368.877	14.33	148,586
Qualified XII (0.95)	146,978.584	17.51	2,573,595
Qualified XII (1.00)	591,157.970	17.44	10,309,795
Qualified XII (1.05)	63,822.235	17.36	1,107,954
Qualified XII (1.10)	94,388.953	17.29	1,631,985
Qualified XII (1.15)	22,338.699	17.21	384,449
Qualified XII (1.20)	19,865.636	17.14	340,497
Qualified XII (1.25)	36,460.141	17.06	622,010
Qualified XII (1.30)	1,801.765	16.99	30,612
Qualified XII (1.35)	8,609.515	16.92	145,673
Qualified XII (1.40)	23,430.404	16.84	394,568
Qualified XII (1.45)	3,732.260	16.77	62,590
Qualified XII (1.50)	4,474.132	16.70	74,718
Qualified XV	10,709.273	20.92	224,038
Qualified XVI	33,591.613	20.03	672,840
Qualified XVII	2,896.719	20.42	59,151
Qualified XVIII	5,387.845	13.74	74,029
Qualified XXI	15,752.417	21.10	332,376
Qualified XXIV	40,553.877	17.54	711,315
Qualified XXV	19,215.484	20.86	400,835
Qualified XXVI	10,197.251	20.73	211,389
Qualified XXXII	2,964.660	10.30	30,536
Qualified XXXIII (0.65)	1,008.994	12.23	12,340
Qualified XXXIV (0.60)	11,507.058	14.31	164,666
	4,496,954.648		$ 78,169,096

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Growth			
Currently payable annuity contracts:			$ 359,229
Contracts in accumulation period:			
Qualified I	48.354	$ 15.49	749
Qualified V	1,523.277	17.70	26,962
Qualified VI	4,180,956.936	17.95	75,048,177
Qualified VIII	2,805.070	17.95	50,351
Qualified X (1.15)	28,575.284	19.38	553,789
Qualified X (1.25)	437,330.625	19.20	8,396,748
Qualified XII (0.05)	21,325.320	18.76	400,063
Qualified XII (0.15)	79,740.498	9.63	767,901
Qualified XII (0.25)	215,724.815	10.80	2,329,828
Qualified XII (0.30)	144,418.942	10.77	1,555,392
Qualified XII (0.40)	379,229.957	16.29	6,177,656
Qualified XII (0.45)	143,345.497	10.66	1,528,063
Qualified XII (0.55)	62,609.821	10.59	663,038
Qualified XII (0.60)	381,881.517	10.55	4,028,850
Qualified XII (0.65)	69,913.403	10.52	735,489
Qualified XII (0.70)	605,402.195	10.48	6,344,615
Qualified XII (0.75)	295,205.933	10.45	3,084,902
Qualified XII (0.80)	720,882.199	11.46	8,261,310
Qualified XII (0.85)	493,053.023	15.88	7,829,682
Qualified XII (0.90)	49,287.161	11.06	545,116
Qualified XII (0.95)	225,860.698	15.75	3,557,306
Qualified XII (1.00)	989,902.806	15.68	15,521,676
Qualified XII (1.05)	147,917.873	15.61	2,308,998
Qualified XII (1.10)	124,258.585	15.55	1,932,221
Qualified XII (1.15)	55,355.685	15.48	856,906
Qualified XII (1.20)	11,320.247	15.41	174,445
Qualified XII (1.25)	54,886.766	15.34	841,963
Qualified XII (1.30)	5,193.521	15.28	79,357
Qualified XII (1.35)	6,770.085	15.21	102,973
Qualified XII (1.40)	30,587.525	15.15	463,401
Qualified XII (1.45)	1,147.480	15.08	17,304
Qualified XII (1.50)	9,887.616	15.02	148,512
Qualified XV	22,030.397	18.39	405,139
Qualified XVI	108,343.271	17.61	1,907,925
Qualified XVII	13,946.630	17.95	250,342
Qualified XVIII	21,896.719	19.20	420,417
Qualified XXI	68,970.135	18.55	1,279,396
Qualified XXII	264.316	18.72	4,948
Qualified XXIV	112,201.394	15.78	1,770,538
Qualified XXV	105,124.700	18.34	1,927,987

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Growth (continued)			
Qualified XXVI	22,146.323	$ 18.22	$ 403,506
Qualified XXVII	1,579,855.078	19.79	31,265,332
Qualified XXVIII	228,629.690	19.67	4,497,146
Qualified XXXII	35,849.338	10.58	379,286
Qualified XXXIII (0.65)	219.792	9.60	2,110
Qualified XXXIV (0.60)	27,871.469	10.55	294,044
	12,323,697.966		$ 199,501,088
Janus Aspen Mid Cap Growth			
Contracts in accumulation period:			
Qualified I	41.156	$ 14.87	$ 612
Qualified V	877.390	20.92	18,355
Qualified VI	8,889,785.607	21.26	188,996,842
Qualified VIII	9,449.694	21.25	200,806
Qualified X (1.15)	23,824.843	20.73	493,889
Qualified X (1.25)	815,087.531	20.53	16,733,747
Qualified XII (0.05)	115,819.982	22.22	2,573,520
Qualified XII (0.15)	206,811.243	10.94	2,262,515
Qualified XII (0.25)	515,553.705	13.09	6,748,598
Qualified XII (0.30)	446,772.873	13.05	5,830,386
Qualified XII (0.45)	456,123.065	12.92	5,893,110
Qualified XII (0.55)	113,095.869	12.83	1,451,020
Qualified XII (0.60)	789,107.819	12.79	10,092,689
Qualified XII (0.65)	99,290.431	12.75	1,265,953
Qualified XII (0.70)	799,977.262	12.71	10,167,711
Qualified XII (0.75)	844,106.319	12.66	10,686,386
Qualified XII (0.80)	1,637,608.376	13.61	22,287,850
Qualified XII (0.85)	1,163,046.567	14.71	17,108,415
Qualified XII (0.90)	57,773.910	13.30	768,393
Qualified XII (0.95)	734,812.689	14.58	10,713,569
Qualified XII (1.00)	2,758,953.031	14.52	40,059,998
Qualified XII (1.05)	340,366.528	14.46	4,921,700
Qualified XII (1.10)	272,267.986	14.40	3,920,659
Qualified XII (1.15)	161,763.573	14.33	2,318,072
Qualified XII (1.20)	45,237.421	14.27	645,538
Qualified XII (1.25)	118,948.065	14.21	1,690,252
Qualified XII (1.30)	7,648.481	14.15	108,226
Qualified XII (1.35)	29,900.497	14.09	421,298
Qualified XII (1.40)	78,426.942	14.03	1,100,330
Qualified XII (1.45)	2,239.585	13.97	31,287
Qualified XII (1.50)	23,491.302	13.91	326,764
Qualified XV	65,531.221	21.78	1,427,270

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Mid Cap Growth (continued)			
Qualified XVI	209,514.094	$ 20.86	$ 4,370,464
Qualified XVII	27,191.392	21.26	578,089
Qualified XVIII	27,679.396	20.53	568,258
Qualified XXI	182,201.365	21.97	4,002,964
Qualified XXII	43.843	22.17	972
Qualified XXIV	370,418.960	14.61	5,411,821
Qualified XXV	267,172.882	21.72	5,802,995
Qualified XXVI	76,241.937	21.58	1,645,301
Qualified XXVII	2,256,189.603	24.72	55,773,007
Qualified XXVIII	289,261.986	24.57	7,107,167
Qualified XXXII	30,648.450	12.26	375,750
Qualified XXXIV (0.60)	112,053.245	12.79	1,433,161
	25,472,358.116		$ 458,335,709
Janus Aspen Worldwide Growth			
Currently payable annuity contracts:			$ 519,898
Contracts in accumulation period:			
Qualified V	820.774	$ 20.41	16,752
Qualified VI	8,351,236.138	20.56	171,701,415
Qualified VIII	8,624.500	20.49	176,716
Qualified X (1.15)	47,800.171	23.32	1,114,700
Qualified X (1.25)	806,681.334	23.09	18,626,272
Qualified XII (0.05)	86,381.200	21.49	1,856,332
Qualified XII (0.15)	125,431.118	9.48	1,189,087
Qualified XII (0.25)	683,019.029	10.51	7,178,530
Qualified XII (0.30)	213,825.954	10.48	2,240,896
Qualified XII (0.40)	383,966.872	17.87	6,861,488
Qualified XII (0.45)	691,100.675	10.37	7,166,714
Qualified XII (0.55)	163,286.699	10.30	1,681,853
Qualified XII (0.60)	790,819.766	10.27	8,121,719
Qualified XII (0.65)	108,910.058	10.24	1,115,239
Qualified XII (0.70)	1,004,140.785	10.20	10,242,236
Qualified XII (0.75)	995,706.785	10.17	10,126,338
Qualified XII (0.80)	1,435,110.906	11.92	17,106,522
Qualified XII (0.85)	873,972.002	17.43	15,233,332
Qualified XII (0.90)	71,081.261	11.58	823,121
Qualified XII (0.95)	596,642.419	17.28	10,309,981
Qualified XII (1.00)	2,030,795.407	17.20	34,929,681
Qualified XII (1.05)	340,989.142	17.13	5,841,144
Qualified XII (1.10)	212,534.193	17.05	3,623,708
Qualified XII (1.15)	165,203.651	16.98	2,805,158
Qualified XII (1.20)	35,848.788	16.91	606,203

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Worldwide Growth (continued)			
Qualified XII (1.25)	69,875.045	$ 16.83	$ 1,175,997
Qualified XII (1.30)	7,636.217	16.76	127,983
Qualified XII (1.35)	16,806.111	16.69	280,494
Qualified XII (1.40)	55,159.567	16.62	916,752
Qualified XII (1.45)	2,765.861	16.55	45,775
Qualified XII (1.50)	19,870.249	16.47	327,263
Qualified XV	48,324.121	21.06	1,017,706
Qualified XVI	197,373.376	20.17	3,981,021
Qualified XVII	36,361.479	20.56	747,592
Qualified XVIII	37,079.298	23.09	856,161
Qualified XXI	105,840.160	21.24	2,248,045
Qualified XXII	1,017.817	21.44	21,822
Qualified XXIV	250,240.554	17.31	4,331,664
Qualified XXV	139,748.238	21.00	2,934,713
Qualified XXVI	48,080.115	20.87	1,003,432
Qualified XXVII	2,326,339.432	23.23	54,040,865
Qualified XXVIII	385,185.275	23.09	8,893,928
Qualified XXXII	52,890.968	10.85	573,867
Qualified XXXIV (0.60)	82,855.306	10.27	850,924
	24,107,378.816		$ 425,591,039
Janus Twenty			
Contracts in accumulation period:			
Qualified XII (0.95)	84,713.559	$ 5.90	$ 499,810
Qualified XII (1.10)	39,284.327	5.87	230,599
	123,997.886		$ 730,409
Lord Abbett Affiliated			
Contracts in accumulation period:			
ING MAP PLUS NP10	289.369	$ 11.10	$ 3,212
ING MAP PLUS NP14	623.556	11.08	6,909
ING MAP PLUS NP15	2,642.006	11.07	29,247
ING MAP PLUS NP16	8,800.452	11.07	97,421
ING MAP PLUS NP17	2,583.363	11.06	28,572
ING MAP PLUS NP22	3,498.460	11.04	38,623
ING MAP PLUS NP23	174.343	11.03	1,923
ING MAP PLUS NP26	1,397.641	11.02	15,402
	20,009.190		$ 221,309

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Growth and Income			
Currently payable annuity contracts:			$ 682,674
Contracts in accumulation period:			
Qualified V	1,394.751	$ 11.24	15,677
Qualified VI	3,951,615.650	11.31	44,692,773
Qualified VIII	4,402.832	11.30	49,752
Qualified X (1.15)	101,882.540	11.34	1,155,348
Qualified X (1.25)	686,678.692	11.31	7,766,336
Qualified XII (0.45)	796.213	11.62	9,252
Qualified XII (0.55)	200,109.586	11.58	2,317,269
Qualified XII (0.60)	46,852.574	11.85	555,203
Qualified XII (0.65)	71,097.487	11.54	820,465
Qualified XII (0.70)	191,700.695	11.52	2,208,392
Qualified XII (0.75)	236,532.087	11.50	2,720,119
Qualified XII (0.80)	578,567.945	11.48	6,641,960
Qualified XII (0.85)	738,287.609	11.46	8,460,776
Qualified XII (0.90)	20,383.828	11.44	233,191
Qualified XII (0.95)	285,912.960	11.42	3,265,126
Qualified XII (1.00)	1,645,556.491	11.40	18,759,344
Qualified XII (1.05)	128,257.645	11.38	1,459,572
Qualified XII (1.10)	121,409.595	11.36	1,379,213
Qualified XII (1.15)	37,600.176	11.34	426,386
Qualified XII (1.20)	28,089.585	11.33	318,255
Qualified XII (1.25)	85,275.685	11.31	964,468
Qualified XII (1.30)	9,718.334	11.29	109,720
Qualified XII (1.35)	3,821.473	11.27	43,068
Qualified XII (1.40)	31,920.978	11.25	359,111
Qualified XII (1.45)	4,484.150	11.23	50,357
Qualified XII (1.50)	24,465.032	11.21	274,253
Qualified XV	12,474.168	11.42	142,455
Qualified XVI	77,390.009	11.21	867,542
Qualified XVII	18,851.105	11.31	213,206
Qualified XVIII	24,234.748	11.31	274,095
Qualified XXI	48,282.840	11.48	554,287
Qualified XXIV	56,108.465	11.46	643,003
Qualified XXV	75,691.304	11.50	870,450
Qualified XXVI	11,720.542	11.44	134,083
Qualified XXXII	4,273.988	11.61	49,621
Qualified XXXIV (0.60)	15,217.468	11.85	180,327
	9,581,059.230		$ 109,667,129

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Mid-Cap Value - Class VC			
Currently payable annuity contracts:			$ 199,893
Contracts in accumulation period:			
NYSUT 457	500,248.724	$ 15.68	7,843,900
Qualified V	11,159.007	12.49	139,376
Qualified VI	2,159,781.688	12.56	27,126,858
Qualified X (1.15)	68,329.445	12.60	860,951
Qualified X (1.25)	353,609.873	12.56	4,441,340
Qualified XI	1,667.846	13.00	21,682
Qualified XII (0.30)	27,640.139	12.98	358,769
Qualified XII (0.45)	39,456.313	12.91	509,381
Qualified XII (0.55)	122,933.256	12.87	1,582,151
Qualified XII (0.60)	28,499.084	14.20	404,687
Qualified XII (0.65)	5,983.386	12.82	76,707
Qualified XII (0.70)	69,459.609	12.80	889,083
Qualified XII (0.75)	48,903.364	12.78	624,985
Qualified XII (0.80)	289,338.166	12.76	3,691,955
Qualified XII (0.85)	158,816.012	12.74	2,023,316
Qualified XII (0.90)	8,605.823	12.71	109,380
Qualified XII (0.95)	136,721.355	12.69	1,734,994
Qualified XII (1.00)	2,256,745.620	12.67	28,592,967
Qualified XII (1.05)	58,607.036	12.65	741,379
Qualified XII (1.10)	34,989.786	12.63	441,921
Qualified XII (1.15)	23,810.000	12.60	300,006
Qualified XII (1.20)	25,032.591	12.58	314,910
Qualified XII (1.25)	33,044.188	12.56	415,035
Qualified XII (1.30)	8,043.142	12.54	100,861
Qualified XII (1.35)	5,106.949	12.52	63,939
Qualified XII (1.40)	14,769.040	12.50	184,613
Qualified XII (1.45)	2,539.455	12.47	31,667
Qualified XII (1.50)	3,920.000	12.45	48,804
Qualified XV	5,586.998	12.69	70,899
Qualified XVI	45,281.044	12.45	563,749
Qualified XVII	3,637.739	12.56	45,690
Qualified XVIII	5,626.433	12.56	70,668
Qualified XXI	43,373.432	12.76	553,445
Qualified XXIV	112,314.925	12.73	1,429,769
Qualified XXV	36,588.263	12.78	467,598
Qualified XXVI	5,810.229	12.71	73,848
Qualified XXVIII	636,706.691	13.60	8,659,211
Qualified XXXII	8,519.051	12.65	107,766
Qualified XXXIII (0.65)	12,913.092	14.36	185,432
Qualified XXXIV (0.60)	9,661.760	14.20	137,197
	7,423,780.554		$ 96,240,782

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Mid Cap Value - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP10	5,412.895	$ 12.02	$ 65,063
ING MAP PLUS NP17	6,142.988	11.98	73,593
ING MAP PLUS NP22	1,787.113	11.95	21,356
ING MAP PLUS NP23	1,170.293	11.95	13,985
ING MAP PLUS NP26	1,162.280	11.93	13,866
ING MAP PLUS NP29	6,302.351	11.91	75,061
ING MAP PLUS NP7	1,753.532	12.03	21,095
Qualified XII (1.00)	385.052	14.25	5,487
	24,116.504		$ 289,506
Lord Abbett Small-Cap Value			
Contracts in accumulation period:			
ING MAP PLUS NP10	3,438.767	$ 11.84	$ 40,715
ING MAP PLUS NP11	21,590.541	11.84	255,632
ING MAP PLUS NP15	3,189.924	11.81	37,673
ING MAP PLUS NP17	8,244.831	11.80	97,289
ING MAP PLUS NP21	150.000	11.78	1,767
ING MAP PLUS NP22	5,663.582	11.78	66,717
ING MAP PLUS NP29	2,551.022	11.74	29,949
	44,828.667		$ 529,742
Massachusetts Investors Growth Stock			
Contracts in accumulation period:			
ING MAP PLUS NP10	16,861.815	$ 10.58	$ 178,398
ING MAP PLUS NP15	145.213	10.55	1,532
	17,007.028		$ 179,930
MFS® Total Return			
Contracts in accumulation period:			
Qualified XXVII	2,358,000.756	$ 14.54	$ 34,285,331
Qualified XXVIII	2,800,859.931	14.45	40,472,426
	5,158,860.687		$ 74,757,757
Moderate Allocation			
Contracts in accumulation period:			
ING Custom Choice 41	5,862.593	$ 10.72	$ 62,847
	5,862.593		$ 62,847

Division/Contract	Units	Unit Value	Extended Value
Mutual Discovery			
Contracts in accumulation period:			
ING MAP PLUS NP10	11,384.742	$ 11.60	$ 132,063
ING MAP PLUS NP22	4,652.253	11.54	53,687
	16,036.995		$ 185,750
New Perspective Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP15	12,454.268	$ 11.13	$ 138,616
ING MAP PLUS NP17	4,726.439	11.12	52,558
ING MAP PLUS NP7	1,183.796	11.17	13,223
	18,364.503		$ 204,397
New Perspective Fund® - Class R-4			
Contracts in accumulation period:			
Qualified VI	307,558.569	11.32	3,481,563
Qualified XII (0.55)	430.783	11.37	4,898
Qualified XII (0.70)	14,558.099	11.36	165,380
Qualified XII (0.75)	8,872.271	11.36	100,789
Qualified XII (0.80)	208,700.088	11.35	2,368,746
Qualified XII (0.85)	49,471.983	11.35	561,507
Qualified XII (0.90)	1,713.833	11.35	19,452
Qualified XII (0.95)	17,217.196	11.34	195,243
Qualified XII (1.00)	117,405.379	11.34	1,331,377
Qualified XII (1.05)	6,474.691	11.34	73,423
Qualified XII (1.10)	7,460.988	11.33	84,533
Qualified XII (1.15)	2,962.224	11.33	33,562
Qualified XII (1.20)	143.198	11.32	1,621
Qualified XII (1.25)	5,595.318	11.32	63,339
Qualified XII (1.35)	20.867	11.31	236
Qualified XII (1.40)	557.383	11.31	6,304
Qualified XII (1.50)	522.655	11.30	5,906
Qualified XVI	473.097	11.30	5,346
Qualified XVII	13.933	11.34	158
Qualified XXIV	11,504.203	11.66	134,139
	761,656.758		$ 8,637,522

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Capital Appreciation			
Contracts in accumulation period:			
ING MAP PLUS NP10	5,992.375	$ 10.36	$ 62,081
ING MAP PLUS NP11	1,489.952	10.35	15,421
ING MAP PLUS NP14	281.528	10.34	2,911
ING MAP PLUS NP15	127.590	10.33	1,318
ING MAP PLUS NP16	11,085.673	10.33	114,515
ING MAP PLUS NP22	1,964.660	10.30	20,236
ING MAP PLUS NP29	76.436	10.27	785
	21,018.214		$ 217,267
Oppenheimer Developing Markets			
Contracts in accumulation period:			
ING MAP PLUS NP10	2,171.822	$ 13.06	$ 28,364
ING MAP PLUS NP14	2,836.915	13.03	36,965
ING MAP PLUS NP16	3,594.700	13.02	46,803
ING MAP PLUS NP17	4,445.238	13.02	57,877
ING MAP PLUS NP19	4,179.077	13.00	54,328
ING MAP PLUS NP26	456.327	12.96	5,914
ING MAP PLUS NP30	63.601	12.94	823
Qualified V	129.731	28.59	3,709
Qualified VI	475,584.925	28.79	13,692,090
Qualified XII (0.55)	644.426	29.69	19,133
Qualified XII (0.60)	308.977	29.63	9,155
Qualified XII (0.65)	110.826	29.56	3,276
Qualified XII (0.70)	14,675.627	29.50	432,931
Qualified XII (0.75)	5,797.723	29.43	170,627
Qualified XII (0.80)	56,413.109	29.37	1,656,853
Qualified XII (0.85)	16,831.263	29.30	493,156
Qualified XII (0.90)	2,294.870	29.24	67,102
Qualified XII (0.95)	16,282.414	29.17	474,958
Qualified XII (1.00)	126,957.918	29.11	3,695,745
Qualified XII (1.05)	10,521.136	29.05	305,639
Qualified XII (1.10)	14,273.223	28.98	413,638
Qualified XII (1.15)	7,115.387	28.92	205,777
Qualified XII (1.20)	616.008	28.86	17,778
Qualified XII (1.25)	3,752.796	28.79	108,043
Qualified XII (1.30)	1,423.251	28.73	40,890
Qualified XII (1.35)	49.424	28.67	1,417
Qualified XII (1.40)	1,039.545	28.60	29,731
Qualified XII (1.45)	121.128	28.54	3,457
Qualified XII (1.50)	189.220	28.48	5,389
Qualified XVI	7,720.857	28.48	219,890
Qualified XVII	2,971.205	28.79	85,541
Qualified XXIV	15,217.589	29.28	445,571
Qualified XXVII	757,938.353	19.19	14,544,837
	1,556,728.611		$ 37,377,407

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global Fund			
Contracts in accumulation period:			
Qualified XII (1.00)	285.930	$ 14.57	$ 4,166
	285.930		$ 4,166
Oppenheimer Main Street Fund® - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP15	1,181.655	$ 10.63	$ 12,561
ING MAP PLUS NP29	32.386	10.56	342
	1,214.041		$ 12,903
Oppenheimer Aggressive Growth			
Contracts in accumulation period:			
Currently payable annuity contracts:			$ 3,368
			$ 3,368
Oppenheimer Global Securities			
Currently payable annuity contracts:			$ 956,285
Contracts in accumulation period:			
ING MAP PLUS NP14	573.666	$ 11.43	6,557
ING MAP PLUS NP15	4,605.599	11.43	52,642
ING MAP PLUS NP17	2,772.679	11.42	31,664
ING MAP PLUS NP21	134.824	11.40	1,537
ING MAP PLUS NP22	1,476.119	11.39	16,813
ING MAP PLUS NP23	1,585.163	11.39	18,055
ING MAP PLUS NP26	23.219	11.37	264
ING MAP PLUS NP27	26.386	11.37	300
ING MAP PLUS NP29	1,468.310	11.36	16,680
ING MAP PLUS NP9	14,623.036	11.46	167,580
Qualified V	1,338.758	17.88	23,937
Qualified VI	6,774,870.116	18.07	122,421,903
Qualified VIII	1,417.718	18.06	25,604
Qualified X (1.15)	70,465.200	18.19	1,281,762
Qualified X (1.25)	602,331.599	18.07	10,884,132
Qualified XI	2,243.309	18.98	42,578
Qualified XII (0.05)	140,975.119	18.81	2,651,742
Qualified XII (0.15)	51,098.856	13.11	669,906
Qualified XII (0.25)	554,882.970	19.26	10,687,046
Qualified XII (0.30)	124,579.323	19.20	2,391,923
Qualified XII (0.45)	126,706.207	19.01	2,408,685
Qualified XII (0.55)	197,892.638	18.88	3,736,213
Qualified XII (0.60)	479,992.773	18.82	9,033,464
Qualified XII (0.65)	90,636.141	18.76	1,700,334
Qualified XII (0.70)	340,028.610	18.70	6,358,535

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global Securities (continued)			
Qualified XII (0.75)	665,171.996	$ 18.64	$ 12,398,806
Qualified XII (0.80)	2,607,975.242	18.62	48,560,499
Qualified XII (0.85)	657,638.201	18.56	12,205,765
Qualified XII (0.90)	29,946.811	18.50	554,016
Qualified XII (0.95)	450,892.353	18.44	8,314,455
Qualified XII (1.00)	2,817,189.058	18.37	51,751,763
Qualified XII (1.05)	248,724.577	18.31	4,554,147
Qualified XII (1.10)	149,366.630	18.25	2,725,941
Qualified XII (1.15)	83,303.243	18.19	1,515,286
Qualified XII (1.20)	32,120.463	18.13	582,344
Qualified XII (1.25)	124,005.811	18.07	2,240,785
Qualified XII (1.30)	13,046.086	18.01	234,960
Qualified XII (1.35)	9,196.936	17.95	165,085
Qualified XII (1.40)	55,453.382	17.89	992,061
Qualified XII (1.45)	4,069.770	17.83	72,564
Qualified XII (1.50)	11,634.778	17.77	206,750
Qualified XV	17,929.989	18.44	330,629
Qualified XVI	143,311.986	17.77	2,546,654
Qualified XVII	29,012.009	18.07	524,247
Qualified XVIII	11,825.567	18.07	213,688
Qualified XXI	68,358.472	18.59	1,270,784
Qualified XXIV	167,981.612	18.49	3,105,980
Qualified XXV	90,543.608	18.46	1,671,435
Qualified XXVI	23,658.179	18.34	433,891
Qualified XXVII	2,689,500.905	18.78	50,508,827
Qualified XXVIII	1,399,013.658	18.67	26,119,585
Qualified XXXII	19,729.345	12.37	244,052
Qualified XXXIII (0.65)	11,773.680	13.07	153,882
Qualified XXXIV (0.60)	30,974.495	18.82	582,940
	22,250,097.180		$ 410,367,962
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts:			$ 43,201
			$ 43,201
Oppenheimer Main Street® Small Cap			
Contracts in accumulation period:			
Qualified X (1.25)	369.268	$ 12.30	$ 4,542
	369.268		$ 4,542

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Strategic Bond			
Currently payable annuity contracts:			$ 86,300
Contracts in accumulation period:			
Qualified V	1,556.606	$ 13.85	21,559
Qualified VI	1,071,573.286	14.00	15,002,026
Qualified VIII	1,324.429	14.00	18,542
Qualified X (1.15)	37,651.773	14.10	530,890
Qualified X (1.25)	164,955.286	14.00	2,309,374
Qualified XI	1,449.422	14.71	21,321
Qualified XII (0.05)	34,543.416	14.58	503,643
Qualified XII (0.15)	7,108.454	13.84	98,381
Qualified XII (0.25)	65,593.992	14.98	982,598
Qualified XII (0.30)	48,877.160	14.93	729,736
Qualified XII (0.40)	95,983.356	14.78	1,418,634
Qualified XII (0.45)	27,228.417	14.78	402,436
Qualified XII (0.55)	24,357.220	14.68	357,564
Qualified XII (0.60)	61,421.941	14.63	898,603
Qualified XII (0.65)	28,120.713	14.58	410,000
Qualified XII (0.70)	81,306.602	14.54	1,182,198
Qualified XII (0.75)	73,506.626	14.49	1,065,111
Qualified XII (0.80)	168,274.636	14.43	2,428,203
Qualified XII (0.85)	116,322.045	14.38	1,672,711
Qualified XII (0.90)	6,294.909	14.34	90,269
Qualified XII (0.95)	100,059.133	14.29	1,429,845
Qualified XII (1.00)	277,954.495	14.24	3,958,072
Qualified XII (1.05)	36,861.452	14.19	523,064
Qualified XII (1.10)	35,337.270	14.14	499,669
Qualified XII (1.15)	12,669.858	14.10	178,645
Qualified XII (1.20)	2,817.295	14.05	39,583
Qualified XII (1.25)	29,772.928	14.00	416,821
Qualified XII (1.30)	7,448.066	13.96	103,975
Qualified XII (1.35)	3,874.551	13.91	53,895
Qualified XII (1.40)	13,615.729	13.86	188,714
Qualified XII (1.45)	3,447.829	13.82	47,649
Qualified XII (1.50)	1,034.132	13.77	14,240
Qualified XV	13,570.959	14.29	193,929
Qualified XVI	24,376.398	13.77	335,663
Qualified XVII	4,063.000	14.00	56,882
Qualified XVIII	5,424.214	14.00	75,939
Qualified XXI	5,767.592	14.41	83,111
Qualified XXIV	29,979.623	14.33	429,608
Qualified XXV	35,152.377	14.30	502,679
Qualified XXVI	7,167.065	14.21	101,844
Qualified XXVII	354,444.194	14.21	5,036,652
Qualified XXVIII	173,322.734	14.12	2,447,317
Qualified XXXII	6,721.783	10.88	73,133
Qualified XXXIV (0.60)	3,902.803	14.63	57,098
	3,306,235.769		$ 47,078,126

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced			
Contracts in accumulation period:			
ING MAP PLUS NP10	19.694	$ 11.12	$ 219
ING MAP PLUS NP14	481.261	11.10	5,342
ING MAP PLUS NP15	218.199	11.10	2,422
ING MAP PLUS NP30	13.249	11.02	146
Qualified VI	436,918.655	10.56	4,613,861
Qualified XII (0.55)	559.321	10.89	6,091
Qualified XII (0.65)	106.273	10.84	1,152
Qualified XII (0.70)	21,085.305	10.82	228,143
Qualified XII (0.75)	45,236.019	10.80	488,549
Qualified XII (0.80)	74,393.036	10.77	801,213
Qualified XII (0.85)	23,476.186	10.75	252,369
Qualified XII (0.95)	21,430.280	10.70	229,304
Qualified XII (1.00)	336,606.461	10.68	3,594,957
Qualified XII (1.05)	37,976.641	10.66	404,831
Qualified XII (1.10)	955.973	10.63	10,162
Qualified XII (1.15)	3,782.564	10.61	40,133
Qualified XII (1.20)	901.983	10.59	9,552
Qualified XII (1.25)	8,390.152	10.56	88,600
Qualified XII (1.35)	8.365	10.52	88
Qualified XII (1.40)	3,533.842	10.49	37,070
Qualified XII (1.45)	136.867	10.47	1,433
Qualified XVI	3,350.622	10.45	35,014
Qualified XVII	2,773.011	10.56	29,283
Qualified XXIV	9,175.791	10.74	98,548
Qualified XXVII	518,199.626	10.70	5,544,736
	1,549,729.376		$ 16,523,218
PIMCO NFJ Small-Cap Value			
Contracts in accumulation period:			
ING MAP PLUS NP15	4,377.667	$ 12.00	$ 52,532
	4,377.667		$ 52,532

Division/Contract	Units	Unit Value	Extended Value
PIMCO VIT Real Return			
Contracts in accumulation period:			
Qualified VI	303,706.308	$ 10.78	$ 3,273,954
Qualified X (1.25)	2,211.889	10.43	23,070
Qualified XII (0.60)	276.916	10.83	2,999
Qualified XII (0.70)	32,095.564	10.82	347,274
Qualified XII (0.75)	3,232.994	10.82	34,981
Qualified XII (0.80)	58,300.000	10.82	630,806
Qualified XII (0.85)	16,990.657	10.81	183,669
Qualified XII (0.90)	93.432	10.81	1,010
Qualified XII (0.95)	21,653.241	10.80	233,855
Qualified XII (1.00)	390,652.593	10.80	4,219,048
Qualified XII (1.05)	9,234.167	10.80	99,729
Qualified XII (1.10)	12,813.624	10.79	138,259
Qualified XII (1.15)	4,166.358	10.79	44,955
Qualified XII (1.20)	400.834	10.79	4,325
Qualified XII (1.25)	6,279.870	10.78	67,697
Qualified XII (1.35)	1,575.046	10.78	16,979
Qualified XII (1.40)	1,184.215	10.77	12,754
Qualified XII (1.45)	145.961	10.77	1,572
Qualified XII (1.50)	246.840	10.76	2,656
Qualified XVI	13,498.420	10.76	145,243
Qualified XXIV	3,201.132	10.60	33,932
	881,960.061		$ 9,518,767
Pioneer High Yield			
Contracts in accumulation period:			
ING MAP PLUS NP10	5,074.690	$ 10.47	$ 53,132
ING MAP PLUS NP14	7,727.655	10.45	80,754
ING MAP PLUS NP16	4,419.923	10.44	46,144
ING MAP PLUS NP17	4,663.506	10.44	48,687
ING MAP PLUS NP19	2,446.980	10.43	25,522
ING MAP PLUS NP23	881.076	10.41	9,172
ING MAP PLUS NP30	88.921	10.38	923
ING MAP PLUS NP9	16,499.427	10.48	172,914
	41,802.178		$ 437,248

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer Equity Income			
Currently payable annuity contracts:			$ 148,935
Contracts in accumulation period:			
ING MAP PLUS NP29	4.960	$ 11.29	56
NYSUT 457	159,520.872	13.99	2,231,697
Qualified VI	893,501.529	11.12	9,935,737
Qualified VIII	4,447.482	11.12	49,456
Qualified X (1.15)	13,513.083	11.16	150,806
Qualified X (1.25)	148,751.259	11.12	1,654,114
Qualified XI	1,876.629	11.51	21,600
Qualified XII (0.30)	14,407.658	11.49	165,544
Qualified XII (0.45)	3,127.909	11.43	35,752
Qualified XII (0.55)	57,715.715	11.39	657,382
Qualified XII (0.60)	7,714.780	11.57	89,260
Qualified XII (0.65)	43,020.352	11.35	488,281
Qualified XII (0.70)	25,155.869	11.33	285,016
Qualified XII (0.75)	100,429.355	11.31	1,135,856
Qualified XII (0.80)	416,204.252	11.29	4,698,946
Qualified XII (0.85)	90,771.961	11.27	1,023,000
Qualified XII (0.90)	8,282.845	11.25	93,182
Qualified XII (0.95)	73,619.056	11.23	826,742
Qualified XII (1.00)	220,727.362	11.22	2,476,561
Qualified XII (1.05)	23,516.607	11.20	263,386
Qualified XII (1.10)	12,888.730	11.18	144,096
Qualified XII (1.15)	37,928.853	11.16	423,286
Qualified XII (1.20)	3,624.147	11.14	40,373
Qualified XII (1.25)	19,642.536	11.12	218,425
Qualified XII (1.30)	3,199.099	11.10	35,510
Qualified XII (1.35)	1,606.498	11.08	17,800
Qualified XII (1.40)	3,625.678	11.06	40,100
Qualified XII (1.45)	1,211.957	11.04	13,380
Qualified XII (1.50)	384.211	11.02	4,234
Qualified XV	3,771.149	11.23	42,350
Qualified XVI	7,664.791	11.02	84,466
Qualified XVIII	655.036	11.12	7,284
Qualified XXI	7,270.417	11.29	82,083
Qualified XXIV	16,599.290	11.27	187,074
Qualified XXV	15,537.754	11.31	175,732
Qualified XXVI	7,310.045	11.25	82,238
Qualified XXXII	1,012.919	11.92	12,074
Qualified XXXIII (0.65)	18,301.027	11.69	213,939
Qualified XXXIV (0.60)	2,029.041	11.57	23,476
	2,470,572.713		$ 28,279,229

Division/Contract	Units	Unit Value	Extended Value
Pioneer Fund			
Contracts in accumulation period:			
Qualified XII (1.00)	110.979	$ 12.57	$ 1,395
	110.979		$ 1,395
Pioneer Fund VCT			
Contracts in accumulation period:			
ING MAP PLUS NP11	50.457	10.94	552
Qualified VI	94,149.209	10.12	952,790
Qualified X (1.15)	9,789.557	10.15	99,364
Qualified X (1.25)	33,191.996	10.12	335,903
Qualified XII (0.55)	2,215.830	10.36	22,956
Qualified XII (0.65)	1,915.392	10.33	19,786
Qualified XII (0.70)	6,417.556	10.31	66,165
Qualified XII (0.75)	3,398.348	10.29	34,969
Qualified XII (0.80)	18,372.736	10.27	188,688
Qualified XII (0.85)	21,023.002	10.26	215,696
Qualified XII (0.90)	1,035.254	10.24	10,601
Qualified XII (0.95)	17,485.127	10.22	178,698
Qualified XII (1.00)	19,840.392	10.20	202,372
Qualified XII (1.05)	3,824.730	10.19	38,974
Qualified XII (1.10)	1,407.178	10.17	14,311
Qualified XII (1.15)	3,418.620	10.15	34,699
Qualified XII (1.20)	772.458	10.13	7,825
Qualified XII (1.25)	9,394.466	10.12	95,072
Qualified XII (1.35)	461.805	10.08	4,655
Qualified XII (1.40)	145.229	10.06	1,461
Qualified XII (1.50)	1.695	10.03	17
Qualified XVI	3,272.882	10.03	32,827
Qualified XVII	885.969	10.12	8,966
Qualified XXI	959.299	10.27	9,852
Qualified XXIV	2,095.512	10.25	21,479
Qualified XXV	206.803	10.29	2,128
	255,731.502		$ 2,600,806

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pioneer High Yield VCT			
Contracts in accumulation period:			
Qualified VI	176,478.403	$ 10.65	$ 1,879,495
Qualified X (1.25)	53.084	10.70	568
Qualified XII (0.65)	62.862	10.69	672
Qualified XII (0.70)	11,736.763	10.69	125,466
Qualified XII (0.75)	900.749	10.68	9,620
Qualified XII (0.80)	5,955.993	10.68	63,610
Qualified XII (0.85)	21,059.925	10.68	224,920
Qualified XII (0.90)	271.415	10.67	2,896
Qualified XII (0.95)	8,526.336	10.67	90,976
Qualified XII (1.00)	171,706.004	10.66	1,830,386
Qualified XII (1.05)	7,083.208	10.66	75,507
Qualified XII (1.10)	1,599.624	10.66	17,052
Qualified XII (1.15)	2,409.296	10.65	25,659
Qualified XII (1.20)	5.728	10.65	61
Qualified XII (1.25)	3,419.155	10.65	36,414
Qualified XII (1.35)	12.969	10.64	138
Qualified XII (1.40)	1,189.474	10.64	12,656
Qualified XII (1.50)	41.204	10.63	438
Qualified XVI	4,159.361	10.63	44,214
Qualified XXIV	2,504.533	11.03	27,625
	419,176.086		$ 4,468,373
Pioneer Mid Cap Value VCT			
Currently payable annuity contracts:			$ 267,174
Contracts in accumulation period:			
ING MAP PLUS NP26	18.252	$ 11.67	213
NYSUT 457	239,676.583	16.27	3,899,538
Qualified VI	1,337,054.336	14.30	19,119,877
Qualified X (1.15)	20,091.219	14.35	288,309
Qualified X (1.25)	146,113.706	14.30	2,089,426
Qualified XI	1,473.581	14.80	21,809
Qualified XII (0.55)	20,278.430	14.65	297,079
Qualified XII (0.60)	18,482.914	14.69	271,514
Qualified XII (0.65)	12,373.356	14.60	180,651
Qualified XII (0.70)	63,350.891	14.58	923,656
Qualified XII (0.75)	99,900.412	14.55	1,453,551
Qualified XII (0.80)	479,697.453	14.53	6,970,004
Qualified XII (0.85)	74,326.207	14.50	1,077,730
Qualified XII (0.90)	6,230.732	14.48	90,221
Qualified XII (0.95)	63,944.499	14.45	923,998
Qualified XII (1.00)	570,706.861	14.43	8,235,300

Division/Contract	Units	Unit Value	Extended Value
Pioneer Mid Cap Value VCT (continued)			
Qualified XII (1.05)	31,913.333	$ 14.40	$ 459,552
Qualified XII (1.10)	28,915.160	14.38	415,800
Qualified XII (1.15)	6,177.700	14.35	88,650
Qualified XII (1.20)	3,534.334	14.33	50,647
Qualified XII (1.25)	20,922.378	14.30	299,190
Qualified XII (1.30)	4,805.252	14.28	68,619
Qualified XII (1.35)	2,365.754	14.25	33,712
Qualified XII (1.40)	8,140.337	14.23	115,837
Qualified XII (1.45)	5,358.944	14.20	76,097
Qualified XII (1.50)	1,109.309	14.18	15,730
Qualified XV	3,564.083	14.45	51,501
Qualified XVI	37,673.061	14.18	534,204
Qualified XVII	2,025.665	14.30	28,967
Qualified XVIII	4,231.678	14.30	60,513
Qualified XXI	13,050.103	14.53	189,618
Qualified XXIV	28,503.244	14.49	413,012
Qualified XXV	29,820.687	14.55	433,891
Qualified XXVI	6,800.760	14.48	98,475
Qualified XXXII	5,878.918	12.38	72,781
Qualified XXXIII (0.65)	1,094.415	14.86	16,263
Qualified XXXIV (0.60)	2,093.941	14.69	30,760
	3,401,698.488		$ 49,663,869
Scudder Equity 500 Index			
Contracts in accumulation period:			
Qualified XII (1.00)	148.055	$ 12.34	$ 1,827
	148.055		$ 1,827
T. Rowe Price Mid-Cap Value			
Contracts in accumulation period:			
ING MAP PLUS NP11	906.615	$ 11.64	$ 10,553
ING MAP PLUS NP14	7,492.083	11.62	87,058
ING MAP PLUS NP15	15,694.923	11.62	182,375
ING MAP PLUS NP16	7,873.816	11.61	91,415
ING MAP PLUS NP19	7,662.069	11.60	88,880
ING MAP PLUS NP22	13,673.057	11.58	158,334
ING MAP PLUS NP27	20.520	11.55	237
ING MAP PLUS NP30	24.090	11.54	278
	53,347.173		$ 619,130

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Templeton Foreign Fund			
Contracts in accumulation period:			
ING MAP PLUS NP10	11,381.850	$ 11.46	$ 130,436
ING MAP PLUS NP11	12,691.012	11.46	145,439
ING MAP PLUS NP14	5,712.675	11.44	65,353
ING MAP PLUS NP15	305.594	11.44	3,496
ING MAP PLUS NP16	1,997.726	11.43	22,834
ING MAP PLUS NP22	761.315	11.40	8,679
ING MAP PLUS NP29	6,356.113	11.37	72,269
ING MAP PLUS NP30	135.211	11.36	1,536
	39,341.496		$ 450,042
Templeton Growth			
Contracts in accumulation period:			
ING MAP PLUS NP16	2,439.964	11.31	27,596
ING MAP PLUS NP19	1,377.060	11.29	15,547
ING MAP PLUS NP22	423.936	11.28	4,782
ING MAP PLUS NP26	1,185.968	11.26	13,354
	5,426.928		$ 61,279
Templeton Global Bond			
Contracts in accumulation period:			
Qualified V	17,146.034	$ 11.60	$ 198,894
Qualified VI	294,872.179	11.61	3,423,466
Qualified XII (0.55)	457.949	17.55	8,037
Qualified XII (0.60)	981.906	17.52	17,203
Qualified XII (0.65)	135.906	17.49	2,377
Qualified XII (0.70)	7,507.274	17.46	131,077
Qualified XII (0.75)	679.576	17.43	11,845
Qualified XII (0.80)	12,176.379	17.40	211,869
Qualified XII (0.85)	7,769.587	11.64	90,438
Qualified XII (0.90)	142.330	17.34	2,468
Qualified XII (0.95)	14,153.138	11.63	164,601
Qualified XII (1.00)	186,462.253	11.63	2,168,556
Qualified XII (1.05)	7,382.545	11.63	85,859
Qualified XII (1.10)	1,237.005	11.62	14,374
Qualified XII (1.15)	1,133.046	11.62	13,166
Qualified XII (1.20)	71.576	11.61	831
Qualified XII (1.25)	9,002.326	11.61	104,517
Qualified XII (1.30)	1,853.402	11.61	21,518
Qualified XII (1.35)	30.258	11.60	351
Qualified XII (1.40)	1,202.414	11.60	13,948
Qualified XII (1.45)	316.566	11.59	3,669
Qualified XII (1.50)	208.887	11.59	2,421
Qualified XVI	5,198.102	11.59	60,246
Qualified XXIV	1,966.188	11.83	23,260
	572,086.826		$ 6,774,991

Division/Contract	Units	Unit Value	Extended Value
UBS U.S. Small Cap Growth			
Contracts in accumulation period:			
ING MAP PLUS NP11	4,491.876	$ 10.71	$ 48,108
	4,491.876		$ 48,108
Vanguard® 500 Index			
Contracts in accumulation period:			
Qualified XXXI	1,177.172	$ 10.82	$ 12,737
	1,177.172		$ 12,737
Vanguard® Variable Insurance			
Contracts in accumulation period:			
ING MAP PLUS NP11	18,284.150	$ 11.23	$ 205,331
ING MAP PLUS NP22	199.107	11.19	2,228
	18,483.257		$ 207,559
Wanger Select			
Contracts in accumulation period:			
Qualified VI	71,288.694	$ 11.41	$ 813,404
Qualified X (1.25)	405.232	11.85	4,802
Qualified XII (0.70)	5,664.978	11.45	64,864
Qualified XII (0.75)	108.559	11.45	1,243
Qualified XII (0.80)	1,828.147	11.44	20,914
Qualified XII (0.85)	13,495.280	11.44	154,386
Qualified XII (0.90)	22.747	11.43	260
Qualified XII (0.95)	9,284.077	11.43	106,117
Qualified XII (1.00)	68,514.524	11.43	783,121
Qualified XII (1.05)	12,679.947	11.42	144,805
Qualified XII (1.10)	1,444.133	11.42	16,492
Qualified XII (1.15)	1,238.704	11.42	14,146
Qualified XII (1.20)	619.895	11.41	7,073
Qualified XII (1.25)	3,245.048	11.41	37,026
Qualified XII (1.40)	132.719	11.40	1,513
Qualified XII (1.50)	429.588	11.39	4,893
Qualified XVI	1,900.878	11.39	21,651
Qualified XVII	466.842	11.43	5,336
Qualified XXIV	2,119.508	11.79	24,989
	194,889.500		$ 2,227,035

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Wanger U.S. Smaller Companies			
Contracts in accumulation period:			
Qualified VI	84,145.808	$ 11.57	$ 973,567
Qualified X (1.25)	47.690	12.12	578
Qualified XII (0.55)	342.304	11.63	3,981
Qualified XII (0.65)	23.150	11.62	269
Qualified XII (0.70)	8,865.663	11.62	103,019
Qualified XII (0.75)	1,281.137	11.61	14,874
Qualified XII (0.80)	2,741.171	11.61	31,825
Qualified XII (0.85)	12,355.603	11.60	143,325
Qualified XII (0.95)	10,661.465	11.60	123,673
Qualified XII (1.00)	54,255.910	11.59	628,826
Qualified XII (1.05)	2,512.597	11.59	29,121
Qualified XII (1.10)	462.953	11.58	5,361
Qualified XII (1.15)	23.575	11.58	273
Qualified XII (1.25)	2,504.667	11.57	28,979
Qualified XII (1.40)	9.862	11.56	114
Qualified XII (1.50)	442.338	11.55	5,109
Qualified XVI	743.896	11.55	8,592
Qualified XVII	355.393	11.59	4,119
Qualified XXIV	4,185.000	11.80	49,383
	185,960.182		$ 2,154,988
Washington Mutual Investors^{SM} - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP10	22,428.465	$ 10.75	$ 241,106
ING MAP PLUS NP11	22,663.256	10.75	243,630
ING MAP PLUS NP14	2,259.739	10.73	24,247
ING MAP PLUS NP15	30,562.069	10.73	327,931
ING MAP PLUS NP17	9,935.727	10.72	106,511
ING MAP PLUS NP19	2,065.826	10.71	22,125
ING MAP PLUS NP21	797.009	10.70	8,528
ING MAP PLUS NP22	17,277.549	10.69	184,697
ING MAP PLUS NP23	893.172	10.69	9,548
ING MAP PLUS NP27	16.026	10.67	171
ING MAP PLUS NP29	3,828.706	10.66	40,814
ING MAP PLUS NP7	2,084.679	10.77	22,452
	114,812.223		$ 1,231,760

Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors^{SM} - Class R-4			
Contracts in accumulation period:			
Qualified VI	1,204,530.777	$ 10.82	$ 13,033,023
Qualified XII (0.55)	12,557.313	10.87	136,498
Qualified XII (0.60)	8,442.081	10.86	91,681
Qualified XII (0.65)	108.748	10.86	1,181
Qualified XII (0.70)	23,930.478	10.86	259,885
Qualified XII (0.75)	39,974.470	10.85	433,723
Qualified XII (0.80)	1,066,825.806	10.85	11,575,060
Qualified XII (0.85)	88,142.712	10.84	955,467
Qualified XII (0.90)	4,467.804	10.84	48,431
Qualified XII (0.95)	39,518.358	10.84	428,379
Qualified XII (1.00)	649,314.959	10.83	7,032,081
Qualified XII (1.05)	27,631.025	10.83	299,244
Qualified XII (1.10)	42,278.301	10.83	457,874
Qualified XII (1.15)	8,984.474	10.82	97,212
Qualified XII (1.20)	4,346.303	10.82	47,027
Qualified XII (1.25)	25,185.860	10.82	272,511
Qualified XII (1.35)	690.564	10.81	7,465
Qualified XII (1.40)	1,765.926	10.80	19,072
Qualified XII (1.45)	836.944	10.80	9,039
Qualified XII (1.50)	379.629	10.80	4,100
Qualified XVI	17,631.297	10.80	190,418
Qualified XVII	8,339.520	10.83	90,317
Qualified XXIV	33,350.993	11.08	369,529
	3,309,234.344		$ 35,829,217

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity Plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XI

Certain large group Contracts issued in connection with deferred compensation plans adopted by state and local governments since January 1996.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXIV

Group Contract issued in connection with optional retirement plans having Contract modifications effective July 2000 to lower mortality and expense fee.

Qualified XXV

Group Contract issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVI

Group Contract issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contract issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contract issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975; group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXI

Group Contract issued in connection with the San Bernadino 457F Plan at a zero basis point charge, effective in 2004.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIII

Group Contract issued in connection with Multiple Sponsored Retirement Options product at 0.40 and 0.65 basis points.

Qualified XXXIV

Group Contract issued in connection with ING Custom Choice plans at 60 basis points.

9.   Financial Highlights

A summary of unit values and units outstanding for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2004, 2003, 2002 and 2001, along with units outstanding and unit values for the year ended December 31, 2000, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM Health Sciences						
2004	2	$10.00	$ 21	(e) %	1.05%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
AIM Mid Cap Core Equity						
2004	18	$10.99 to $11.08	196	(e)	0.65% to 1.60%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
AIM Small Cap Growth						
2004	-	$10.72	-	(e)	1.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
AIM V.I. Capital Appreciation						
2004	2,282	$5.77 to $10.80	20,524	-	0.00% to 1.50%	4.97% to 14.62%
2003	2,409	$5.47 to $10.25	20,562	-	0.25% to 1.50%	27.54% to 29.11%
2002	2,288	$4.26 to $7.11	15,302	-	0.00% to 1.50%	-25.48% to -24.62%
2001	2,119	$5.69 to $9.39	19,027	7.37	0.00% to 1.75%	-24.43% to -23.55%
2000	1,839	$7.50 to $12.29	21,974	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Core Equity						
2004	4,620	$6.65 to $11.18	$ 38,313	0.91 %	0.00% to 1.50%	7.32% to 38.44%
2003	5,544	$6.16 to $10.37	42,522	1.00	0.25% to 1.50%	22.56% to 24.08%
2002	5,575	$5.00 to $6.54	34,728	0.33	0.00% to 1.50%	-16.84% to -15.71%
2001	5,919	$5.99 to $7.76	44,279	0.05	0.00% to 1.75%	-23.99% to -23.10%
2000	5,023	$7.84 to $10.04	48,981	(a)	(a)	(a)
AIM V.I. Growth						
2004	3,029	$4.46 to $11.06	17,595	-	0.00% to 1.50%	6.63% to 61.70%
2003	3,143	$4.16 to $10.35	17,055	-	0.25% to 1.50%	29.19% to 30.88%
2002	2,722	$3.20 to $4.38	11,403	-	0.25% to 1.50%	-32.00% to -31.21%
2001	2,533	$4.69 to $6.34	15,568	0.21	0.00% to 1.75%	-34.87% to -34.11%
2000	2,061	$7.16 to $9.62	19,441	(a)	(a)	(a)
AIM V.I. Premier Equity						
2004	2,627	$6.44 to $10.79	19,636	0.44	0.00% to 1.50%	4.26% to 22.18%
2003	2,956	$6.15 to $10.33	21,041	0.31	0.25% to 1.50%	23.17% to 24.71%
2002	2,777	$4.97 to $5.99	15,977	0.34	0.25% to 1.50%	-31.30% to -30.50%
2001	2,682	$7.19 to $8.58	22,335	2.33	0.00% to 1.75%	-13.87% to -12.88%
2000	1,903	$8.32 to $9.94	18,487	(a)	(a)	(a)
Alliance Bernstein Growth and Income Fund						
2004	2	$10.75	22	(e)	0.95%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Alliance Bernstein Growth and Income Portfolio						
2004	4	$11.23	50	(e)	1.25%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
American Balanced Fund®						
2004	120	$10.50 to $10.61	$ 1,269	(e) %	0.30% to 1.45%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
American Century® Income & Growth						
2004	433	$10.03 to $30.91	4,389	1.83	1.00% to 1.10%	11.51% to 11.57%
2003	272	$8.99 to $27.72	2,491	1.48	1.00% to 1.10%	27.92% to 28.06%
2002	159	$7.02 to $21.67	1,152	1.30	1.00% to 1.10%	-20.84% to -20.40%
2001	62	$8.82 to $27.26	629	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Ariel Appreciation						
2004	18	$10.88 to $10.94	192	(e)	0.85% to 1.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Ariel						
2004	13	$11.66 to $11.70	154	(e)	1.25% to 1.60%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Baron Asset						
2004	11	$12.11 to $12.18	135	(e)	0.60% to 1.25%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

224

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Baron Growth						
2004	32	$12.01 to $12.12	$ 392	- %	0.50% to 1.50%	0.00%
2003	-	$12.91	-	(d)	0.00%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
Calvert Social Balanced						
2004	3,412	$10.91 to $29.27	66,170	1.71	0.00% to 1.50%	6.63% to 8.01%
2003	3,259	$10.21 to $27.31	60,576	1.94	0.25% to 1.50%	17.49% to 18.96%
2002	3,111	$8.88 to $23.11	49,766	2.70	0.00% to 1.50%	-13.46% to -12.46%
2001	3,120	$10.23 to $26.58	58,340	5.40	0.00% to 1.75%	-8.34% to -7.27%
2000	3,005	$11.13 to $28.86	63,262	(a)	(a)	(a)
EuroPacific Growth Fund® - Class R-3						
2004	48	$11.47 to $11.58	553	(e)	0.40% to 1.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
EuroPacific Growth Fund® - Class R-4						
2004	1,426	$11.43 to $11.96	16,360	(e)	0.55% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Evergreen Special Values						
2004	2,610	$11.56 to $18.76	47,554	0.96	0.55% to 1.55%	18.85% to 18.90%
2003	1,118	$15.33 to $15.50	17,138	-	0.95% to 1.00%	34.00% to 34.08%
2002	819	$11.44 to $11.56	9,367	-	0.95% to 1.00%	-7.97% to -7.92%
2001	316	$12.43 to $12.56	3,926	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® Advisor Mid Cap						
2004	37	$11.31 to $11.43	$ 423	(e) %	0.35% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Fidelity® VIP Contrafund®						
2004	32,399	$11.31 to $28.47	743,262	0.31	0.00% to 1.85%	13.73% to 15.24%
2003	27,815	$10.35 to $24.91	564,372	0.40	0.25% to 1.50%	26.56% to 28.10%
2002	23,810	$10.26 to $19.58	382,356	0.79	0.00% to 1.50%	-10.70% to -9.48%
2001	20,685	$11.40 to $21.82	375,287	3.44	0.00% to 1.75%	-13.56% to -12.55%
2000	19,961	$11.84 to $25.13	420,902	(a)	(a)	(a)
Fidelity® VIP Equity-Income						
2004	21,024	$10.84 to $27.10	405,088	1.43	0.00% to 1.95%	9.88% to 11.29%
2003	18,499	$10.50 to $24.58	327,820	1.56	0.25% to 1.50%	28.39% to 30.03%
2002	16,267	$8.79 to $19.07	226,895	1.66	0.00% to 1.50%	-18.19% to -17.24%
2001	13,666	$10.66 to $23.23	237,314	5.91	0.00% to 1.75%	-6.38% to -5.29%
2000	10,367	$11.30 to $24.73	195,903	(a)	(a)	(a)
Fidelity® VIP Growth						
2004	24,025	$9.50 to $24.16	377,338	0.26	0.00% to 1.65%	1.80% to 3.11%
2003	24,544	$9.27 to $23.64	380,196	0.24	0.25% to 1.50%	30.83% to 32.47%
2002	23,257	$8.30 to $18.00	277,744	0.25	0.00% to 1.50%	-31.15% to -30.35%
2001	22,173	$11.97 to $26.05	388,351	7.04	0.00% to 1.75%	-18.89% to -17.94%
2000	20,583	$14.65 to $32.00	448,872	(a)	(a)	(a)
Fidelity® VIP High Income						
2004	568	$8.98 to $9.03	5,210	9.10	1.00% to 1.50%	8.40% to 8.45%
2003	866	$8.28 to $8.33	7,292	5.36	1.00% to 1.50%	25.84% to 26.02%
2002	529	$6.58 to $6.61	3,569	8.54	1.00% to 1.50%	2.31% to 2.41%
2001	411	$6.43 to $6.45	2,694	12.33	0.75% to 1.50%	-12.83% to -12.67%
2000	332	$7.38 to $7.39	2,450	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP *Asset Manager*[SM]						
2004	1,116	$18.11 to $18.23	$ 20,327	2.80 %	1.00% to 1.10%	4.32% to 4.47%
2003	1,246	$17.36 to $17.45	21,727	3.47	1.00% to 1.10%	16.67% to 16.80%
2002	1,221	$14.88 to $14.94	18,235	3.97	1.00% to 1.10%	-9.73% to -9.64%
2001	1,306	$16.48 to $16.54	21,589	5.70	1.05% to 1.25%	-5.29% to -5.10%
2000	1,362	$17.41 to $17.43	23,730	(a)	(a)	(a)
Fidelity® VIP Index 500						
2004	4,966	$23.38 to $23.53	116,763	1.24	1.00% to 1.10%	9.41% to 9.49%
2003	4,705	$21.37 to $21.49	101,046	1.34	1.00% to 1.10%	26.98% to 27.16%
2002	4,302	$16.83 to $16.90	72,668	1.32	1.00% to 1.10%	-23.10% to -23.32%
2001	4,378	$21.89 to $21.96	96,097	1.12	1.05% to 1.25%	-13.20% to -13.03%
2000	4,146	$25.21 to $25.25	104,650	(a)	(a)	(a)
Fidelity® VIP Overseas						
2004	3,036	$8.33 to $15.65	41,057	1.10	0.00% to 1.50%	11.91% to 27.00%
2003	2,508	$7.40 to $13.88	30,341	0.50	0.25% to 1.50%	41.20% to 43.00%
2002	1,719	$5.21 to $9.79	14,076	0.74	0.00% to 1.50%	-21.47% to -20.56%
2001	1,306	$6.61 to $12.42	14,766	13.21	0.00% to 1.75%	-22.35% to -21.44%
2000	1,232	$8.47 to $15.94	18,192	(a)	(a)	(a)
Franklin Small-Mid Cap Growth						
2004	6	$10.84 to $10.91	70	(e)	0.90% to 1.60%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Franklin Small Cap Value Securities						
2004	3,359	$12.11 to $16.33	50,132	0.13	0.00% to 1.65%	21.91% to 23.12%
2003	1,312	$10.35 to $13.33	15,883	0.19	0.55% to 1.50%	30.14% to 31.36%
2002	860	$9.19 to $9.32	7,951	0.55	0.55% to 1.50%	-10.62% to -10.12%
2001	13	$10.28 to $10.30	130	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

227

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
The Growth Fund of America® - Class R-3						
2004	122	$10.74 to $10.86	$ 1,320	(e) %	0.30% to 1.45%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
The Growth Fund of America® - Class R-4						
2004	4,738	$10.80 to $11.14	51,341	(e)	0.45% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
The Income Fund of America® - Class R-3						
2004	10	$10.97 to $11.08	110	(e)	0.30% to 1.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING GET Fund - Series H						
2004	1,283	$10.02 to $11.03	13,499	4.66	0.25% to 1.75%	-0.19% to 1.12%
2003	1,765	$10.03 to $10.91	18,535	4.10	0.50% to 1.75%	1.37% to 2.73%
2002	2,251	$10.23 to $10.62	23,282	3.60	0.25% to 1.75%	2.95% to 3.93%
2001	2,578	$9.93 to $10.17	25,808	0.47	0.25% to 1.75%	-1.09% to 0.08%
2000	2,894	$9.87 to $10.16	29,176	(a)	(a)	(a)
ING GET Fund - Series I						
2004	75	$9.96 to $10.23	770	3.87	1.75%	-0.60% to -0.58%
2003	106	$10.02 to $10.29	1,092	3.42	1.75%	1.38%
2002	117	$10.15	1,190	3.54	1.75%	3.52%
2001	128	$9.80	1,252	0.24	1.75%	-0.60%
2000	138	$9.86	1,364	(a)	(a)	(a)

228

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET Fund - Series J						
2004	35	$9.95 to $10.11	$ 351	4.61 %	1.75%	-0.70% to -0.69%
2003	38	$10.02 to $10.18	386	3.59	1.75%	0.79%
2002	39	$10.10	394	3.47	1.75%	4.23%
2001	39	$9.69	381	0.16	1.75%	-0.46%
2000	47	$9.73	457	(a)	(a)	(a)
ING GET Fund - Series K						
2004	131	$9.90 to $10.32	1,349	3.63	1.25% to 1.75%	-1.17% to -0.58%
2003	167	$10.01 to $10.38	1,736	3.07	1.25% to 1.75%	0.59% to 1.07%
2002	200	$10.17 to $10.27	2,048	2.74	1.25% to 1.75%	3.90% to 4.41%
2001	231	$9.79 to $9.84	2,275	-	1.30% to 1.75%	-2.52% to -2.09%
2000	285	$10.04 to $10.05	2,863	(a)	(a)	(a)
ING GET Fund - Series L						
2004	68	$10.27	696	4.24	1.25%	-0.68%
2003	101	$10.34	1,049	3.76	1.25%	2.17%
2002	117	$10.12	1,187	0.05	1.25%	1.41%
2001	131	$9.98	1,305	4.60	1.30%	-0.36%
2000	2	$10.02	16	(a)	(a)	(a)
ING GET Fund - Series Q						
2004	364	$10.57	3,849	3.64	1.25%	0.67%
2003	418	$10.50	4,385	-	1.25%	3.86%
2002	498	$10.11	5,031	2.28	1.25%	(c)
2001	364	$10.00	3,642	(b)	1.05%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING GET Fund - Series S						
2004	2,247	$10.18 to $10.89	23,958	2.65	0.50% to 1.75%	0.86% to 2.16%
2003	3,106	$10.09 to $10.69	32,661	0.10	0.50% to 1.75%	4.08% to 5.34%
2002	4,624	$10.04 to $10.11	46,558	(c)	0.25% to 1.75%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Balanced						
2004	30,971	$11.05 to $34.36	$ 692,148	1.99 %	0.00% to 1.50%	7.78% to 9.12%
2003	31,363	$10.22 to $31.70	659,370	1.96	0.25% to 1.50%	17.10% to 18.62%
2002	32,476	$10.03 to $26.92	597,925	1.06	0.00% to 1.50%	-11.64% to -10.62%
2001	36,765	$11.27 to $30.30	768,043	5.73	0.00% to 1.75%	-5.66% to -4.54%
2000	38,718	$11.85 to $31.93	875,436	(a)	(a)	(a)
ING VP Emerging Markets						
2004	1,038	$10.10 to $10.13	10,509	0.84	1.00%	20.45% to 20.53%
2003	973	$8.38 to $8.41	8,172	-	1.00%	45.74% to 45.75%
2002	871	$5.75 to $5.77	5,020	-	1.00%	-10.24% to -10.23%
2001	859	$6.41 to $6.43	5,519	20.84	1.00% to 1.25%	-11.54% to -11.37%
2000	878	$7.24 to $7.25	6,367	(a)	(a)	(a)
ING VP Intermediate Bond						
2004	20,579	$10.21 to $74.70	407,745	1.50	0.00% to 1.95%	3.31% to 4.59%
2003	20,885	$10.04 to $71.97	408,185	1.72	0.25% to 1.50%	4.71% to 6.06%
2002	24,208	$13.07 to $68.41	458,178	3.22	0.00% to 1.50%	6.72% to 7.96%
2001	23,313	$12.15 to $63.81	409,596	6.40	0.00% to 1.75%	7.12% to 8.37%
2000	17,978	$11.26 to $59.29	301,919	(a)	(a)	(a)
ING VP Money Market						
2004	14,934	$9.98 to $50.07	216,952	1.09	0.00% to 1.50%	-0.49% to 0.76%
2003	17,666	$10.00 to $49.72	257,477	1.79	0.25% to 1.50%	-0.61% to .66%
2002	23,887	$11.78 to $49.45	368,846	3.78	0.00% to 1.50%	0.11% to 1.27%
2001	24,401	$11.68 to $48.83	374,569	5.45	0.00% to 1.75%	2.38% to 3.62%
2000	21,736	$11.32 to $47.51	322,714	(a)	(a)	(a)
ING VP Natural Resources						
2004	1,267	$12.03 to $19.55	20,790	0.82	0.00% to 1.50%	11.01% to 30.41%
2003	940	$10.76 to $17.40	13,971	-	0.25% to 1.50%	28.54% to 30.12%
2002	1,022	$8.30 to $13.46	11,897	0.18	0.00% to 1.50%	-3.56% to -2.54%
2001	1,061	$8.54 to $13.82	12,751	-	0.00% to 1.75%	-17.19% to -16.23%
2000	1,140	$10.24 to $16.64	16,696	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Julius Baer Foreign						
2004	122	$11.66 to $12.27	$ 1,428	(e) %	0.70% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING MFS Total Return						
2004	2,236	$10.84 to $13.30	29,119	2.74	0.55% to 1.50%	9.45% to 10.56%
2003	701	$11.28 to $12.03	8,289	(d)	0.55% to 1.50%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Equity Income						
2004	2,052	$11.13 to $14.87	30,123	1.48	0.50% to 1.55%	13.15% to 14.30%
2003	166	$12.20 to $13.01	2,143	(d)	0.55% to 1.50%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING Aeltus Enhanced Index						
2004	179	$8.41 to $11.01	1,536	0.68	0.60% to 1.50%	8.35% to 9.36%
2003	101	$7.76 to $10.13	800	0.65	0.60% to 1.50%	25.57% to 26.56%
2002	19	$6.18 to $8.04	126	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING American Century Select						
2004	230	$8.84 to $9.95	2,070	-	0.40% to 1.50%	3.15% to 4.31%
2003	253	$8.57 to $10.38	2,194	-	0.40% to 1.50%	32.25% to 33.38%
2002	39	$6.48 to $6.85	255	(c)	0.75% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

231

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING American Century Small Cap Value						
2004	1,961	$11.64 to $13.29	$ 25,577	0.04 %	0.00% to 1.50%	19.50% to 20.75%
2003	582	$10.77 to $10.94	6,307	0.17	0.55% to 1.50%	33.46% to 34.73%
2002	227	$8.07 to $8.12	1,834	(c)	0.55% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Baron Small Cap Growth						
2004	3,951	$12.10 to $16.51	58,317	-	0.00% to 1.50%	26.05% to 27.38%
2003	1,313	$10.23 to $13.03	15,257	-	0.40% to 1.50%	31.49% to 32.65%
2002	372	$8.67 to $8.73	3,239	(c)	0.55% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Goldman Sachs® Capital Growth						
2004	138	$9.96 to $11.06	1,490	0.09	0.60% to 1.50%	7.17% to 8.11%
2003	83	$9.27 to $10.37	827	-	0.60% to 1.50%	21.72% to 22.96%
2002	43	$7.59 to $8.32	347	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan International						
2004	7,709	$10.97 to $22.92	138,552	1.10	0.00% to 1.50%	17.11% to 18.98%
2003	8,116	$9.30 to $19.47	126,504	0.98	0.25% to 1.50%	27.52% to 29.04%
2002	8,676	$7.24 to $15.19	107,839	0.62	0.00% to 1.50%	-19.30% to -18.37%
2001	9,398	$8.90 to $18.73	145,566	23.69	0.00% to 1.75%	-28.02% to -27.18%
2000	10,064	$12.27 to $25.91	219,543	(a)	(a)	(a)
ING JPMorgan Mid Cap Value						
2004	1,022	$11.71 to $14.33	14,426	0.22	0.00% to 1.50%	18.76% to 20.12%
2003	339	$10.24 to $11.93	3,999	0.44	0.45% to 1.50%	28.20% to 29.21%
2002	113	$9.15 to $9.21	1,038	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Capital Opportunities						
2004	7,187	$9.80 to $29.32	$ 143,585	0.44 %	0.00% to 1.50%	11.16% to 12.65%
2003	8,274	$8.73 to $26.23	151,497	0.19	0.25% to 1.50%	26.12% to 27.71%
2002	8,811	$7.36 to $20.69	129,150	-	0.00% to 1.50%	-31.20% to -30.41%
2001	9,985	$10.67 to $29.93	216,006	18.63	0.00% to 1.75%	-25.88% to -25.02%
2000	9,596	$14.36 to $40.20	291,499	(a)	(a)	(a)
ING OpCap Balanced Value						
2004	1,519	$11.21 to $13.80	20,474	1.09	0.55% to 1.50%	8.60% to 9.70%
2003	752	$10.29 to $12.58	9,183	1.63	0.55% to 1.50%	28.44% to 29.44%
2002	59	$8.00 to $9.69	515	(c)	0.70% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Oppenheimer Global Portfolio						
2004	182	$12.22 to $12.52	2,264	-	0.60% to 1.50%	13.36% to 14.26%
2003	119	$10.78 to $10.94	1,294	-	0.65% to 1.50%	29.96% to 30.90%
2002	24	$8.30 to $8.35	202	(c)	0.70% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING PIMCO Total Return						
2004	3,872	$10.21 to $11.64	43,692	-	0.40% to 1.50%	2.73% to 3.93%
2003	2,845	$10.02 to $11.20	31,227	3.56	0.40% to 1.50%	2.52% to 3.44%
2002	1,518	$10.70 to $10.77	16,279	(c)	0.55% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Aggressive Growth - Initial Class						
2004	19,676	$8.28 to $14.64	228,353	-	0.00% to 1.50%	7.99% to 26.50%
2003	22,307	$7.60 to $13.51	239,784	-	0.25% to 1.50%	36.05% to 37.92%
2002	21,979	$5.54 to $9.90	175,927	-	0.00% to 1.50%	-36.27% to -35.53%
2001	24,305	$8.63 to $15.50	305,237	6.20	0.00% to 1.75%	-26.33% to -25.47%
2000	24,658	$11.63 to $20.98	425,188	*	*	*

233

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Salomon Brothers Aggressive Growth - Service Class						
2004	2	$10.32	$ 16	(e) %	0.70%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Salomon Brothers Fundamental Value						
2004	602	$11.12 to $18.10	10,359	-	0.55% to 1.50%	6.81% to 7.87%
2003	578	$10.39 to $16.78	9,414	1.39	0.55% to 1.50%	38.62% to 39.78%
2002	23	$7.48 to $11.99	244	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Investors Value						
2004	427	$10.74 to $14.14	5,760	0.92	0.55% to 1.50%	8.37% to 9.44%
2003	321	$9.88 to $12.92	4,019	0.69	0.55% to 1.50%	29.49% to 30.54%
2002	67	$7.62 to $9.89	635	(c)	0.60% to 1.40%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING T. Rowe Price Diversified Mid Cap Growth - Service Class						
2004	1,207	$7.62 to $11.27	9,594	-	0.45% to 1.50%	6.87% to 8.09%
2003	1,287	$7.13 to $10.49	9,420	-	0.45% to 1.50%	42.51% to 43.68%
2002	166	$5.00 to $7.32	902	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING T. Rowe Price Growth Equity - Initial Class						
2004	14,985	$11.28 to $23.81	291,385	0.16	0.00% to 1.50%	8.36% to 10.00%
2003	13,740	$10.37 to $21.86	246,603	0.15	0.00% to 1.50%	28.96% to 30.55%
2002	12,185	$9.02 to $16.86	169,889	0.19	0.00% to 1.50%	-24.44% to -23.64%
2001	12,122	$11.85 to $22.20	223,753	15.67	0.00% to 1.75%	-11.56% to -10.53%
2000	11,636	$13.30 to $24.99	244,865	(a)	(a)	(a)

234

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Growth Equity - Service Class						
2004	20	$10.64 to $12.16	$ 219	(e) %	0.40% to 1.30%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING UBS U.S. Large Cap Equity						
2004	10,068	$9.67 to $16.40	135,468	0.78	0.00% to 1.50%	13.00% to 15.41%
2003	10,747	$8.55 to $14.33	128,075	0.58	0.25% to 1.50%	23.02% to 24.66%
2002	11,666	$6.95 to $11.58	114,492	0.20	0.00% to 1.50%	-26.01% to -25.15%
2001	12,954	$9.39 to $15.50	172,262	20.46	0.00% to 1.75%	-22.07% to -21.20%
2000	13,514	$12.05 to $19.72	234,529	(a)	(a)	(a)
ING Van Kampen Comstock						
2004	5,605	$11.21 to $14.42	71,730	-	0.40% to 1.95%	15.01% to 16.27%
2003	2,951	$10.46 to $12.47	32,018	0.89	0.40% to 1.50%	27.74% to 28.90%
2002	983	$8.29 to $8.35	8,175	(c)	0.55% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING Van Kampen Equity and Income						
2004	105	$10.44 to $33.04	2,372	0.37	0.55% to 1.50%	8.97% to 9.99%
2003	50	$9.55 to $30.04	911	0.14	0.55% to 1.50%	25.13% to 26.26%
2002	42	$7.61 to $23.76	474	(c)	0.60% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP Strategic Allocation Balanced						
2004	4,481	$10.67 to $18.08	70,666	1.25	0.00% to 1.55%	8.56% to 9.97%
2003	4,016	$10.24 to $16.55	58,446	1.48	0.25% to 1.50%	17.67% to 19.12%
2002	3,907	$8.84 to $13.98	47,846	2.59	0.00% to 1.50%	-10.89% to -9.85%
2001	4,144	$9.85 to $15.59	57,038	2.54	0.00% to 1.75%	-8.39% to -7.32%
2000	4,127	$10.67 to $16.92	62,530	(a)	(a)	(a)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Growth						
2004	5,143	$10.83 to $18.78	$ 81,653	1.05 %	0.00% to 1.55%	10.31% to 14.79%
2003	4,838	$9.86 to $16.92	69,833	0.88	0.25% to 1.50%	22.46% to 23.96%
2002	4,739	$7.99 to $13.73	56,046	1.75	0.00% to 1.50%	-15.04% to -14.06%
2001	4,817	$9.34 to $16.07	67,010	1.60	0.00% to 1.75%	-12.87% to -11.85%
2000	4,801	$10.63 to $18.33	77,057	(a)	(a)	(a)
ING VP Strategic Allocation Income						
2004	2,282	$10.48 to $17.77	36,460	1.81	0.00% to 1.55%	6.38% to 7.76%
2003	2,238	$10.18 to $16.50	33,837	2.30	0.25% to 1.50%	11.92% to 13.28%
2002	2,347	$10.23 to $14.66	31,610	3.44	0.00% to 1.50%	-5.77% to -4.68%
2001	2,600	$10.77 to $15.41	37,096	4.35	0.00% to 1.75%	-3.84% to -2.71%
2000	2,622	$11.12 to $15.89	39,124	(a)	(a)	(a)
ING Financial Services						
2004	1	$10.87	9	(e)	0.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Growth and Income						
2004	108,588	$8.47 to $267.99	2,182,323	2.32	0.00% to 1.50%	6.78% to 21.16%
2003	121,775	$7.87 to $249.58	2,310,967	-	0.25% to 1.50%	24.14% to 25.78%
2002	139,292	$6.29 to $199.83	2,141,418	0.84	0.00% to 1.50%	-26.11% to -25.25%
2001	162,099	$8.45 to $268.94	3,399,498	0.60	0.00% to 1.75%	-19.62% to -18.68%
2000	178,363	$10.44 to $332.72	4,739,548	(a)	(a)	(a)
ING GET US Core - Series 1						
2004	212	$10.51	2,224	0.70	1.25%	2.24%
2003	231	$10.28	2,378	(d)	1.25%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)

236

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GET US Core - Series 2						
2004	1,821	$10.23 to $10.31	$ 18,726	0.11 %	1.00% to 1.65%	1.99% to 2.59%
2003	2,055	$10.03 to $10.05	20,639	(d)	1.05% to 1.65%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET US Core - Series 3						
2004	5,300	$9.95 to $10.02	52,924	0.00	1.00% to 1.75%	-0.40% to 0.20%
2003	21	$9.99 to $10.00	207	(d)	0.80% to 1.25%	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
2000	(d)	(d)	(d)	(d)	(d)	(d)
ING GET US Core - Series 5						
2004	66	$10.47	696	(e)	1.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING GET US Core - Series 6						
2004	556	$10.08	5,605	(e)	1.75%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING GET US Core - Series 7						
2004	402	$10.00	4,017	(e)	1.00% to 1.25%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

237

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING GNMA Income						
2004	40	$10.10 to $10.20	$ 404	(e) %	0.30% to 1.45%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING Intermediate Bond						
2004	52	$10.20 to $10.29	535	(e)	0.40% to 1.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Global Science and Technology						
2004	11,027	$3.56 to $10.00	40,737	-	0.00% to 1.50%	-2.73% to 132.01%
2003	12,668	$3.64 to $10.26	47,295	-	0.25% to 1.50%	43.36% to 45.25%
2002	8,904	$2.53 to $2.64	23,001	-	0.00% to 1.50%	-42.16% to -41.49%
2001	7,145	$4.35 to $4.50	31,754	-	0.00% to 1.75%	-24.13% to -23.22%
2000	4,262	$5.71 to $5.87	24,855	(a)	(a)	(a)
ING VP Growth						
2004	6,937	$5.37 to $15.14	89,883	0.12	0.00% to 1.50%	5.63% to 6.92%
2003	7,779	$5.06 to $14.18	95,972	-	0.25% to 1.50%	28.43% to 30.14%
2002	7,963	$3.92 to $10.79	76,539	-	0.00% to 1.50%	-30.00% to -29.19%
2001	8,753	$5.57 to $15.43	120,765	11.29	0.00% to 1.75%	-28.16% to -27.32%
2000	8,901	$7.72 to $21.24	171,159	(a)	(a)	(a)
ING VP Index Plus LargeCap						
2004	32,461	$10.67 to $19.66	562,520	0.99	0.00% to 1.95%	8.92% to 10.32%
2003	31,590	$9.74 to $17.85	503,421	1.04	0.25% to 1.50%	24.22% to 25.85%
2002	29,577	$8.36 to $14.03	378,460	0.24	0.00% to 1.50%	-22.70% to -21.80%
2001	27,743	$10.73 to $18.18	459,606	4.07	0.00% to 1.75%	-14.92% to -13.92%
2000	25,137	$12.52 to $21.13	488,938	(a)	(a)	(a)

238

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Index Plus MidCap						
2004	18,764	$11.22 to $20.56	$ 361,470	0.40 %	0.00% to 1.85%	14.85% to 16.29%
2003	14,056	$10.18 to $17.68	233,761	0.39	0.25% to 1.50%	30.49% to 32.14%
2002	11,364	$12.33 to $13.38	144,261	0.45	0.00% to 1.50%	-13.40% to -12.40%
2001	6,071	$14.24 to $15.20	88,491	5.86	0.00% to 1.75%	-2.80% to -1.67%
2000	3,705	$14.65 to $15.46	55,395	(a)	(a)	(a)
ING VP Index Plus SmallCap						
2004	10,466	$11.68 to $16.34	158,486	0.15	0.00% to 1.85%	20.22% to 21.76%
2003	7,540	$10.20 to $13.42	93,931	0.17	0.25% to 1.50%	34.15% to 35.83%
2002	5,909	$8.96 to $9.88	54,579	0.17	0.00% to 1.50%	-14.50% to -13.51%
2001	2,687	$10.48 to $11.37	28,860	4.91	0.00% to 1.75%	0.87% to 2.05%
2000	1,211	$9.94 to $11.14	12,843	(a)	(a)	(a)
ING VP International Equity						
2004	1,509	$6.71 to $12.18	14,340	1.20	0.00% to 1.50%	15.42% to 32.77%
2003	1,451	$5.79 to $10.52	11,933	1.01	0.25% to 1.50%	30.10% to 31.82%
2002	1,316	$4.43 to $6.40	8,248	0.22	0.00% to 1.50%	-27.77% to -26.93%
2001	1,269	$6.10 to $8.79	10,978	0.11	0.00% to 1.75%	-25.02% to -24.14%
2000	1,117	$8.09 to $11.62	12,949	(a)	(a)	(a)
ING VP Small Company						
2004	9,070	$11.02 to $23.47	175,779	0.28	0.00% to 1.50%	12.69% to 14.09%
2003	9,733	$9.73 to $20.60	167,432	0.25	0.25% to 1.50%	35.44% to 37.18%
2002	9,115	$7.15 to $14.86	115,085	0.48	0.00% to 1.50%	-24.37% to -23.50%
2001	7,976	$9.41 to $19.68	134,200	3.51	0.00% to 1.75%	2.44% to 3.64%
2000	6,314	$9.15 to $19.00	104,712	(a)	(a)	(a)
ING VP Value Opportunity						
2004	6,985	$9.66 to $18.79	110,369	0.80	0.00% to 1.50%	8.48% to 9.86%
2003	8,963	$8.85 to $17.11	133,176	0.77	0.25% to 1.50%	22.79% to 24.30%
2002	9,633	$9.09 to $13.82	115,345	0.46	0.00% to 1.50%	-27.07% to -26.22%
2001	7,322	$12.37 to $18.98	118,660	4.66	0.00% to 1.75%	-10.97% to -9.93%
2000	3,530	$13.79 to $20.91	63,066	(a)	(a)	(a)

239

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Financial Services						
2004	17	$11.12 to $11.44	$ 194	(e) %	0.75% to 1.25%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
ING VP International Value						
2004	4,834	$11.49 to $13.33	58,379	1.23	0.30% to 1.50%	15.63% to 16.94%
2003	3,157	$10.17 to $11.47	32,591	1.19	0.40% to 1.50%	27.92% to 29.37%
2002	1,603	$7.95 to $8.07	12,825	0.86	0.45% to 1.50%	-16.56% to -16.17%
2001	160	$9.54 to $9.56	1,529	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP MagnaCap						
2004	183	$9.45 to $9.68	1,748	1.63	0.60% to 1.50%	7.39% to 8.41%
2003	177	$8.80 to $8.93	1,571	1.04	0.60% to 1.50%	29.18% to 30.17%
2002	80	$6.82 to $6.86	544	(c)	0.60% to 1.40%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
ING VP MidCap Opportunities						
2004	536	$10.19 to $11.43	5,546	-	0.55% to 1.50%	9.81% to 20.57%
2003	447	$9.28 to $9.50	4,191	-	0.55% to 1.50%	34.69% to 35.91%
2002	66	$6.89 to $6.99	457	-	0.55% to 1.50%	-26.79% to -26.57%
2001	3	$9.45 to $9.46	30	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Real Estate						
2004	1,960	$13.58 to $13.95	27,225	(e)	0.55% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

240

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP SmallCap Opportunities						
2004	1,087	$7.36 to $8.08	$ 8,178	- %	0.40% to 1.50%	8.53% to 16.59%
2003	1,170	$6.78 to $6.96	8,045	-	0.40% to 1.50%	36.69% to 38.10%
2002	446	$4.96 to $5.04	2,239	-	0.45% to 1.50%	-44.29% to -44.13%
2001	7	$8.95 to $8.96	59	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
ING Real Estate						
2004	22	$12.65 to $12.76	282	(e)	0.45% to 1.45%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Janus Advisor Series Balanced						
2004	-	$11.40	-	(e)	1.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Janus Aspen Balanced						
2004	16,735	$10.06 to $26.46	356,943	2.17	0.00% to 1.95%	6.91% to 8.29%
2003	19,201	$9.36 to $24.66	385,094	2.22	0.25% to 1.50%	12.34% to 13.76%
2002	19,717	$8.29 to $21.87	353,540	2.57	0.00% to 1.50%	-7.84% to -6.77%
2001	17,000	$8.95 to $23.65	338,450	2.71	0.00% to 1.75%	-6.13% to -5.04%
2000	13,548	$9.49 to $25.11	296,054	(a)	(a)	(a)
Janus Aspen Capital Appreciation						
2004	365	$8.55 to $11.51	3,238	0.03	1.00% to 1.25%	16.50% to 16.80%
2003	423	$7.32 to $9.88	3,177	0.27	1.00% to 1.25%	18.75% to 19.02%
2002	326	$6.15 to $8.32	2,019	0.33	1.00% to 1.25%	-16.77%
2001	72	$7.39	530	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Janus Aspen Flexible Income						
2004	4,497	$10.30 to $21.35	$ 78,169	5.55 %	0.00% to 1.50%	2.39% to 3.69%
2003	5,268	$10.03 to $20.59	89,994	4.83	0.25% to 1.50%	4.82% to 6.09%
2002	5,626	$12.74 to $19.53	92,271	4.52	0.00% to 1.50%	8.83% to 10.09%
2001	3,776	$11.67 to $17.78	56,744	6.11	0.00% to 1.75%	6.13% to 7.36%
2000	2,595	$10.97 to $16.61	36,898	(a)	(a)	(a)
Janus Aspen Growth						
2004	12,324	$9.60 to $19.79	199,501	0.13	0.00% to 1.50%	2.98% to 4.25%
2003	15,153	$9.27 to $19.13	239,988	0.09	0.25% to 1.50%	29.72% to 31.47%
2002	16,346	$7.70 to $14.67	199,166	-	0.00% to 1.50%	-27.61% to -26.77%
2001	18,060	$10.56 to $20.16	305,619	0.25	0.00% to 1.75%	-25.86% to -25.00%
2000	17,916	$14.14 to $27.07	412,686	(a)	(a)	(a)
Janus Aspen Mid Cap Growth						
2004	25,472	$10.94 to $24.72	458,336	-	0.00% to 1.50%	18.99% to 20.42%
2003	30,177	$9.11 to $20.68	459,241	-	0.25% to 1.50%	33.11% to 34.86%
2002	31,862	$7.88 to $15.46	369,184	-	0.00% to 1.50%	-29.01% to -28.04%
2001	34,630	$11.02 to $21.67	569,410	-	0.00% to 1.75%	-40.36% to -39.66%
2000	33,795	$18.33 to $36.17	950,193	(a)	(a)	(a)
Janus Aspen Worldwide Growth						
2004	24,107	$9.48 to $23.32	425,591	0.95	0.00% to 1.50%	3.20% to 4.47%
2003	31,018	$9.09 to $22.51	536,188	1.06	0.25% to 1.50%	22.11% to 23.74%
2002	36,207	$7.94 to $18.36	513,443	0.87	0.00% to 1.50%	-26.61% to -25.61%
2001	40,344	$10.75 to $24.94	783,656	0.45	0.00% to 1.75%	-23.60% to -22.71%
2000	42,211	$13.96 to $32.52	1,083,720	(a)	(a)	(a)
Janus Twenty						
2004	124	$5.87 to $5.90	730	-	0.95% to 1.10%	22.55% to 22.66%
2003	117	$4.79 to $4.81	563	0.63	0.95% to 1.10%	23.97% to 24.09%
2002	99	$3.86 to $3.88	383	0.63	0.95% to 1.10%	-24.85% to -24.74%
2001	97	$5.14 to $5.15	497	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

242

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Lord Abbett Affiliated						
2004	20	$11.02 to $11.10	$ 221	(e) %	0.65% to 1.45%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Lord Abbett Growth and Income						
2004	9,581	$11.21 to $11.85	109,667	1.07	0.45% to 1.95%	10.99% to 14.71%
2003	4,951	$10.10 to $10.44	50,532	0.93	0.45% to 1.50%	28.99% to 30.39%
2002	1,545	$7.83 to $7.93	12,172	1.05	0.55% to 1.50%	-19.17% to -18.81%
2001	126	$9.70 to $9.72	1,226	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Lord Abbett Mid-Cap Value - Class VC						
2004	7,424	$12.45 to $15.68	96,241	0.40	0.00% to 1.50%	22.18% to 36.28%
2003	2,735	$10.19 to $12.77	28,509	0.67	0.45% to 1.50%	22.92% to 24.05%
2002	1,213	$8.29 to $8.41	10,124	1.08	0.55% to 1.50%	-10.91% to -10.64%
2001	28	$9.34 to $9.35	265	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Lord Abbett Mid Cap Value Fund - Class A						
2004	24	$11.91 to $14.25	290	(e)	0.50% to 1.60%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Lord Abbett Small-Cap Value						
2004	45	$11.74 to $11.84	530	(e)	0.65% to 1.60%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Massachusetts Investors Growth Stock						
2004	17	$10.55 to $10.58	$ 180	(e) %	0.70% to 0.95%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
MFS® Total Return						
2004	5,159	$14.45 to $14.54	74,758	1.56	1.00% to 1.10%	10.14% to 10.24%
2003	4,414	$13.12 to $13.19	58,033	1.66	1.00% to 1.10%	14.99% to 15.20%
2002	3,443	$11.41 to $11.45	39,338	1.50	1.00% to 1.10%	-6.21% to -6.11%
2001	1,743	$12.16 to $12.20	21,228	3.77	1.05% to 1.25%	-1.00% to -0.81%
2000	395	$12.28 to $12.30	4,860	(a)	(a)	(a)
Moderate Allocation Portfolio						
2004	6	$10.72	63	(e)	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Mutual Discovery						
2004	16	$11.54 to $11.60	186	(e)	0.45% to 1.05%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
New Perspective Fund® - Class R-3						
2004	18	$11.12 to $11.17	204	(e)	0.30% to 0.80%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
New Perspective Fund® - Class R-4						
2004	762	$11.30 to $11.66	$ 8,638	(e) %	0.55% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Oppenheimer Capital Appreciation						
2004	21	$10.27 to $10.36	217	(e)	0.65% to 1.60%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Oppenheimer Developing Markets						
2004	1,557	$12.94 to $29.69	37,377	2.10	0.55% to 1.65%	31.71%
2003	429	$14.57	6,248	4.56	1.00%	63.52%
2002	145	$8.91	1,294	2.50	1.00%	-2.58%
2001	24	$9.15 to $13.82	223	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Oppenheimer Global						
2004	-	$14.57	4	(e)	1.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Oppenheimer Main Street Fund® - Class A						
2004	1	$10.56 to $10.63	13	(e)	0.90% to 1.60%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

245

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Oppenheimer Aggressive Growth						
2004	-	$0.00	$ 3	- %	1.25%	0.00%
2003	-	–	4	-	1.25%	–
2002	-	–	3	(c)	1.25%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Oppenheimer Global Securities						
2004	22,250	$11.36 to $19.26	410,368	1.10	0.00% to 1.80%	17.37% to 18.89%
2003	16,092	$10.51 to $16.20	251,043	0.55	0.25% to 1.50%	40.97% to 43.00%
2002	10,640	$10.74 to $11.36	117,400	0.51	0.00% to 1.50%	-23.30% to -22.41%
2001	6,078	$14.01 to $14.59	86,986	10.25	0.00% to 1.75%	-13.36% to -12.34%
2000	3,052	$16.17 to $16.76	50,259	(a)	(a)	(a)
Oppenheimer Main Street® Fund/VA						
2004	-	$0.00	43	-	1.25% to 1.50%	0.00%
2003	-	–	32	-	1.25% to 1.50%	–
2002	-	–	28	(c)	1.25% to 1.50%	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
2000	(c)	(c)	(c)	(c)	(c)	(c)
Oppenheimer Main Street® Small Cap						
2004	-	$12.30	5	(e)	1.25%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Oppenheimer Strategic Bond						
2004	3,306	$10.88 to $14.98	47,078	4.44	0.00% to 1.95%	7.08% to 8.47%
2003	2,470	$10.31 to $13.81	32,607	5.57	0.25% to 1.50%	16.27% to 17.73%
2002	1,474	$11.06 to $11.73	16,662	6.58	0.00% to 1.50%	5.84% to 7.07%
2001	924	$10.45 to $10.91	9,817	6.28	0.00% to 1.75%	3.28% to 4.48%
2000	586	$10.12 to $10.79	6,010	(a)	(a)	(a)

246

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pax World Balanced						
2004	1,550	$10.45 to $11.12	$ 16,523	0.96 %	0.55% to 1.65%	11.98% to 12.45%
2003	378	$9.43 to $9.56	3,605	1.04	0.85% to 1.25%	15.85% to 16.30%
2002	195	$8.14 to $8.22	1,605	1.68	0.85% to 1.25%	-9.77%
2001	254	$9.10	2,309	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
PIMCO NFJ Small-Cap Value						
2004	4	$12.00	53	(e)	0.90%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
PIMCO VIT Real Return						
2004	882	$10.43 to $10.83	9,519	(e)	0.60% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer High Yield						
2004	42	$10.38 to $10.48	437	(e)	0.60% to 1.65%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Equity Income VCT						
2004	2,471	$11.02 to $13.99	28,279	2.17	0.00% to 1.95%	14.64% to 17.70%
2003	1,096	$9.61 to $12.14	10,691	2.39	0.45% to 1.50%	20.73% to 21.93%
2002	472	$7.96 to $8.07	3,782	2.54	0.55% to 1.50%	-16.99% to -16.62%
2001	9	$9.60 to $9.62	88	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)

247

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Pioneer Fund						
2004	-	$12.57	$ 1	(e) %	1.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Fund VCT						
2004	256	$10.03 to $10.94	2,601	1.16	0.55% to 1.50%	9.62% to 10.60%
2003	165	$9.15 to $9.37	1,522	1.13	0.55% to 1.50%	21.84% to 23.13%
2002	57	$7.51 to $7.61	432	1.24	0.55% to 1.50%	-20.16% to -19.80%
2001	1	$9.41 to $9.43	9	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Pioneer High Yield VCT						
2004	419	$10.63 to $11.03	4,468	(e)	0.65% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Mid Cap Value VCT						
2004	3,402	$11.67 to $16.27	49,664	0.27	0.00% to 1.60%	20.27% to 21.91%
2003	983	$10.27 to $13.46	11,735	0.16	0.55% to 1.50%	35.44% to 36.73%
2002	245	$8.70 to $8.82	2,143	0.33	0.55% to 1.50%	-12.53% to -12.05%
2001	8	$9.95 to $9.97	81	(b)	0.00% to 1.75%	(b)
2000	(b)	(b)	(b)	(b)	(b)	(b)
Scudder Equity 500 Index						
2004	-	$12.34	2	(e)	1.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
T. Rowe Price Mid-Cap Value						
2004	53	$11.54 to $11.64	$ 619	(e) %	0.50% to 1.45%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Templeton Foreign						
2004	39	$11.36 to $11.46	450	(e)	0.65% to 1.65%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Templeton Growth						
2004	5	$11.26 to $11.31	61	(e)	0.95% to 1.45%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Templeton Global Bond						
2004	572	$11.59 to $17.55	6,775	(e)	0.55% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
UBS U.S. Small Cap Growth						
2004	4	$10.71	48	(e)	0.70%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Vanguard® 500 Index						
2004	1	$10.82	$ 13	(e) %	0.00%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Vanguard® Variable Insurance						
2004	18	$11.19 to $11.23	208	(e)	1.10% to 1.65%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Wanger Select						
2004	195	$11.39 to $11.85	2,227	(e)	0.70% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Wanger U.S. Smaller Companies						
2004	186	$11.55 to $12.12	2,155	(e)	0.55% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)
Washington Mutual Investors[SM] - Class R-3						
2004	115	$10.66 to $10.77	1,232	(e)	0.30% to 1.40%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

250

ING LIFE INSURANCE AND ANNUITY COMPANY
VARIABLE ANNUITY ACCOUNT C
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Washington Mutual Investors[SM] - Class R-4						
2004	3,309	$10.80 to $11.08	$ 35,859	(e) %	0.55% to 1.50%	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
2000	(e)	(e)	(e)	(e)	(e)	(e)

(a) Not provided for 2000

(b) As this investment Division was not available until 2001, this data is not meaningful and therefore is not presented

(c) As this investment Division was not available until 2002, this data is not meaningful and therefore is not presented

(d) As this investment Division was not available until 2003, this data is not meaningful and therefore is not presented

(e) As this investment Division was not available until 2004, this data is not meaningful and therefore is not presented

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

251

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company changed the accounting principle for goodwill and other intangible assets effective January 1, 2002. As discussed in Note 14 to the financial statements, the Company restated certain amounts presented in the statements of cash flows related to its payables for securities purchased, short-term borrowings, and investment contracts for the years ended December 31, 2003 and 2002.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 31, 2005

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

	Year ended December 31,		
	2004	2003	2002
Revenues:			
Net investment income	$ 983.1	$ 919.1	$ 959.5
Fee income	455.7	395.8	423.9
Premiums	38.5	50.1	53.9
Net realized capital gains (losses)	25.2	64.5	(101.0)
Total revenue	1,502.5	1,429.5	1,336.3
Benefits and expenses:			
Interest credited and other benefits to contractowners	739.4	723.4	707.3
Operating expenses	394.0	383.9	361.4
Amortization of deferred policy acquisition costs and value of business acquired	127.4	106.5	181.5
Total benefits and expenses	1,260.8	1,213.8	1,250.2
Income before income taxes and cumulative effect of change in accounting principle	241.7	215.7	86.1
Income tax expense	42.4	61.1	18.6
Income before cumulative effect of change in accounting principle	199.3	154.6	67.5
Cumulative effect of change in accounting principle, net of tax	-	-	(2,412.1)
Net income (loss)	$ 199.3	$ 154.6	$ (2,344.6)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | December 31, | |
	2004	2003
Assets:		
Investments:		
Fixed maturities, available-for-sale, at fair value		
(amortized cost of $16,684.7 at 2004 and $15,455.0 at 2003)	$ 17,151.3	$ 16,049.7
Equity securities, available-for-sale, at fair value		
(cost of $153.9 at 2004 and $146.5 at 2003)	162.6	161.9
Mortgage loans on real estate	1,090.2	754.5
Policy loans	262.7	270.3
Other investments	57.0	53.6
Securities pledged (amortized cost of $1,258.8 at 2004 and $1,624.4 at 2003)	1,274.3	1,644.8
Total investments	19,998.1	18,934.8
Cash and cash equivalents	187.3	57.8
Short-term investments under securities loan agreement	219.5	123.9
Accrued investment income	181.7	169.6
Notes receivable from affiliate	175.0	-
Reinsurance recoverable	2,902.7	2,953.2
Deferred policy acquisition costs	414.5	307.9
Value of business acquired	1,365.2	1,415.4
Due from affiliates	25.9	41.5
Other assets	59.6	206.2
Assets held in separate accounts	33,310.5	33,014.7
Total assets	$ 58,840.0	$ 57,225.0

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | December 31, | |
	2004	2003
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 20,886.4	$ 19,276.6
Due to affiliates	49.4	92.4
Payables for securities purchased	25.1	5.4
Payables under securities loan agreement	219.5	123.9
Borrowed money	1,057.4	1,519.3
Current income taxes	82.6	85.6
Deferred income taxes	209.3	184.7
Other liabilities	275.6	276.5
Liabilities related to separate accounts	33,310.5	33,014.7
Total liabilities	56,115.8	54,579.1
Shareholder's equity:		
Common stock (100,000 shares authorized; 55,000 shares issued and outstanding, $50.0 per share value)	2.8	2.8
Additional paid-in capital	4,576.5	4,646.5
Accumulated other comprehensive income	67.1	116.0
Retained earnings (deficit)	(1,922.2)	(2,119.4)
Total shareholder's equity	2,724.2	2,645.9
Total liabilities and shareholder's equity	$ 58,840.0	$ 57,225.0

The accompanying notes are an integral part of these consolidated financial statements.

C-5

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at December 31, 2001	$ 2.8	$ 4,292.4	$ 55.8	$ 103.3	$ 4,454.3
Comprehensive loss:					
Net loss	-	-	-	(2,344.6)	(2,344.6)
Other comprehensive income, net of tax:					
Net unrealized gain on securities ($94.9 pretax)	-	-	61.7	-	61.7
Comprehensive loss					(2,282.9)
Distribution of IA Holdco	-	(27.4)	-	(32.7)	(60.1)
Capital contributions	-	164.3	-	-	164.3
SERP - transfer	-	(15.1)	-	-	(15.1)
Other changes	-	2.3	-	-	2.3
Balance at December 31, 2002	2.8	4,416.5	117.5	(2,274.0)	2,262.8
Comprehensive income:					
Net income	-	-	-	154.6	154.6
Other comprehensive loss, net of tax:					
Net unrealized loss on securities (($2.4) pretax)	-	-	(1.5)	-	(1.5)
Comprehensive income					153.1
Capital contributions	-	230.0	-	-	230.0
Balance at December 31, 2003	2.8	4,646.5	116.0	(2,119.4)	2,645.9
Comprehensive income:					
Net income	-	-	-	199.3	199.3
Other comprehensive loss, net of tax:					
Net unrealized loss on securities (($49.5) pretax)	-	-	(32.2)	-	(32.2)
Minimum pension liability	-	-	(16.7)	-	(16.7)
Comprehensive income	-	-	-	-	150.4
Dividends paid	-	(70.0)	-	-	(70.0)
Other	-	-	-	(2.1)	(2.1)
Balance at December 31, 2004	$ 2.8	$ 4,576.5	$ 67.1	$ (1,922.2)	$ 2,724.2

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

			Year ended December 31,		
		2004		2003 (Restated)	2002 (Restated)
Cash Flows from Operating Activities:					
Net income (loss)	$	199.3	$	154.6	$ (2,344.6)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Capitalization of deferred policy acquisition costs		(168.0)		(159.7)	(127.6)
Amortization of deferred policy acquisition costs and value of business acquired		134.3		106.5	158.5
Net accretion/decretion of discount/premium		155.9		198.9	115.5
Future policy benefits, claims reserves, and interest credited		620.4		705.9	953.7
Impairment of goodwill		-		-	2,412.1
Provision for deferred income taxes		41.0		22.1	23.6
Net realized capital (gains) losses		(25.1)		(64.5)	101.0
Depreciation		12.4		23.3	20.9
Change in:					
Accrued investment income		(2.3)		1.3	(10.0)
Reinsurance recoverable		50.5		33.3	172.7
Accounts receivable and assets accruals		18.2		(25.2)	(5.8)
Due to/from affiliates		(32.8)		47.4	8.1
Other payables and accruals		17.9		14.4	(82.8)
Net cash provided by operating activities		1,021.7		1,058.3	1,395.3
Cash Flows from Investing Activities:					
Proceeds from the sale, maturity, or redemption of:					
Fixed maturities, available-for-sale		26,791.8		29,977.9	26,315.3
Equity securities, available-for-sale		85.7		130.2	57.2
Mortgage loans on real estate		71.0		16.3	2.0
Acquisition of:					
Fixed maturities, available-for-sale		(26,809.0)		(31,951.6)	(28,272.8)
Equity securities, available-for-sale		(81.6)		(34.8)	(81.8)
Mortgage loans on real estate		(406.7)		(194.2)	(343.7)
Increase in policy loans		7.6		26.0	32.7
Purchases/sales of property and equipment, net		(11.7)		(5.2)	(5.8)
Change in other investments		(15.3)		(8.1)	(22.4)
Loans to affiliates		(175.0)		-	-
Net cash used in investing activities		(543.2)		(2,043.5)	(2,319.3)

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance And Annuity Company And Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

	Year ended December 31,		
	2004	2003 (Restated)	2002 (Restated)
Cash Flows from Financing Activities:			
Deposits for investment contracts	$ 2,089.9	$ 2,296.6	$ 1,349.1
Maturities and withdrawals from investment contracts	(1,910.4)	(1,745.5)	(741.4)
Short-term borrowings, net	(458.5)	196.5	299.7
Dividends paid to Parent	(70.0)	-	-
Capital contributions	-	230.0	-
Net cash provided by (used in) financing activities	(349.0)	977.6	907.4
Net increase (decrease) in cash and cash equivalents	129.5	(7.6)	(16.6)
Cash and cash equivalents, beginning of year	57.8	65.4	82.0
Cash and cash equivalents, end of year	$ 187.3	$ 57.8	$ 65.4
Supplemental cash flow information:			
Income taxes paid, net	$ 3.2	$ 29.8	$ 6.7
Interest paid	$ 22.8	$ 32.6	$ 20.6

The accompanying notes are an integral part of these consolidated financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1. Organization and Significant Accounting Policies

Basis of Presentation

ING Life Insurance and Annuity Company ("ILIAC"), a stock life insurance company domiciled in the state of Connecticut, and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. These consolidated financial statements include ILIAC and its wholly-owned subsidiaries, ING Insurance Company of America ("IICA"), ING Financial Advisers, LLC ("IFA") and, through February 28, 2002, ING Investment Adviser Holding, Inc. ("IA Holdco"). Until March 30, 2003, ILIAC was a wholly-owned subsidiary of ING Retirement Holdings, Inc. ("HOLDCO"), which was a wholly-owned subsidiary of ING Retirement Services, Inc. ("IRSI"). Until March 30, 2003, IRSI was a wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), which in turn was ultimately owned by ING Groep N.V. ("ING"). On March 30, 2003, a series of mergers occurred in the following order: IRSI merged into Lion and HOLDCO merged into Lion. As a result, ILIAC is now a direct, wholly-owned subsidiary of Lion, which in turn is an indirect, wholly-owned subsidiary of ING. ING is a global financial services company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

Description of Business

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408 and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government, education (collectively "not-for-profit" organizations), and corporate markets. The Company's products generally are distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

Annuity contracts may be deferred or immediate (payout annuities). These products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds, and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans which contain certain benefit responsive guarantees (i.e. liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers investment advisory services and pension plan administrative services.

Recently Adopted Accounting Standards

Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts

The Company adopted Statement of Position ("SOP") 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts," on January 1, 2004. SOP 03-1 establishes several new accounting and disclosure requirements for certain nontraditional long-duration contracts and for separate accounts including, among other things, a requirement that assets and liabilities of separate account arrangements that do not meet certain criteria be accounted for as general account assets and liabilities, and that revenues and expenses related to such arrangements, be consolidated with the respective lines in the Consolidated Statements of Operations. In addition, the SOP requires that additional liabilities be established for certain guaranteed death and other benefits and for products with certain patterns of cost of insurance charges. In addition, sales inducements provided to contractowners must be recognized on the Consolidated Balance Sheets separately from deferred acquisition costs and amortized as a component of benefits expense using methodology and assumptions consistent with those used for amortization of deferred policy acquisition costs ("DAC").

The Company evaluated all requirements of SOP 03-1 which resulted in the consolidation of the Separate Account supporting the guarantee option into the General Account. Requirements to establish additional liabilities for minimum guarantee benefits are applicable to the Company; however, the Company's policies on contract liabilities have historically been, and continue to be, in conformity with the newly established requirements. Requirements for recognition of additional liabilities for products with certain patterns of cost of insurance charges are not applicable to the Company. The adoption of SOP 03-1 had no significant effect on the Company's financial position, results of operations, or cash flows.

In the fourth quarter of 2004, the Company implemented Technical Practice Aid 6300.05 – 6300.08, "Q&As Related to the Implementation of SOP 03-1, "Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts" (the "TPA").

The TPA, which was approved in September 2004, provides additional guidance regarding certain implicit assessments that may be used in testing of the base mortality function on contracts, which is performed to determine whether additional liabilities are required in conjunction with SOP 03-1. In addition, the TPA provides additional guidance surrounding the allowed level of aggregation of additional liabilities determined under SOP 03-1. The adoption of the TPA did not have an impact on the Company's financial position, results of operations, or cash flows.

The implementation of SOP 03-1 also raised questions regarding the interpretation of the requirements of Statement of Financial Accounting Standards ("FAS") No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," concerning when it is appropriate to record an unearned revenue liability related to the insurance benefit function. To clarify its position, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 97-1 ("FSP FAS 97-1"), "Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97 Permit or Require Accrual of an Unearned Revenue Liability," effective for fiscal periods beginning subsequent to the date the guidance was issued, June 18, 2004. The Company adopted FSP FAS 97-1 on July 1, 2004 which did not have an impact on the Company's financial position, results of operations, or cash flows.

The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force ("EITF") reached a final consensus on EITF Issue No. 03-1 ("EITF-03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," requiring that a three-step impairment model be applied to securities within its scope. The three-step model is applied on a security-by-security basis as follows:

Step 1: Determine whether an investment is impaired. An investment is impaired if the fair value of the investment is less than its cost basis.
Step 2: Evaluate whether an impairment is other-than-temporary.
Step 3: If the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment's cost and its fair value.

On September 30, 2004, the FASB issued FASB Staff Position No. EITF Issue 03-1-1 ("FSP EITF 03-1-1"), "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,'" which delayed the EITF Issue No. 03-1 original effective date of July 1, 2004 related to steps two and three of the impairment model introduced. The delay is in effect until a final consensus can be reached on such guidance. Despite the delay of the implementation of steps two and three, other-than-temporary impairments are still to be recognized as required by existing guidance.

Earlier consensus reached by the EITF on this issue required that certain quantitative and qualitative disclosures be made for unrealized losses on debt and equity securities that have not been recognized as other-than-temporary impairments. These disclosures were adopted by the Company, effective December 31, 2003, and are included in the Investments footnote.

Accounting for Derivative Instruments and Hedging Activities

The Derivative Implementation Group ("DIG"), responsible for issuing guidance on behalf of the FASB for implementation of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," issued Statement No. 133 Implementation Issue No. B36, "Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Credit Worthiness of the Obligor under Those Instruments" ("DIG B36"). Under this interpretation, modified coinsurance and coinsurance with funds withheld reinsurance agreements as well as other types of receivables and payables where interest is determined by reference to a pool of fixed maturity assets or a total return debt index may be determined to contain embedded derivatives that are required to be bifurcated from the host instrument. The required date of adoption of DIG B36 for the Company was October 1, 2003. The adoption did not have an impact on the Company's financial position, results of operations, or cash flows.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). In December 2003, the FASB modified FIN 46 to make certain technical revisions and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities ("VIEs") and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited-liability corporation, trust, or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities, and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. FIN 46 also requires disclosures about VIEs that the variable interest holder is required to consolidate and those VIEs it is not required to consolidate but in which it has a significant variable interest.

The Company holds investments in VIEs in the form of private placement securities, structured securities, securitization transactions, and limited partnerships with an aggregate fair value of $8,489.3 as of December 31, 2004. These VIEs are held by the Company for investment purposes. Consolidation of these investments in the Company's financial statements is not required as the Company is not the primary beneficiary for any of these VIEs. Book value as of December 31, 2004 of $8,396.1 represents the maximum exposure to loss except for those structures for which the Company also receives asset management fees.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), to clarify accounting and disclosure requirements relating to a guarantor's issuance of certain types of guarantees, or groups of similar guarantees, even if the likelihood of the guarantor's having to make any payments under the guarantee is remote. The disclosure provisions are effective for financial statements for fiscal years ended after December 15, 2002. For certain guarantees, the interpretation also requires that guarantors recognize a liability equal to the fair value of the guarantee upon its issuance. This initial recognition and measurement provision is to be applied only on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has performed an assessment of its guarantees and believes that all of its guarantees are excluded from the scope of this interpretation.

Goodwill Impairment

During 2002, the Company adopted FAS No. 142, "Goodwill and Other Intangible Assets." The adoption of this standard resulted in the recognition of an impairment loss of $2,412.1, net of taxes of $1,298.8, related to prior acquisitions, recorded retroactive to the first quarter of 2002. Prior quarters of 2002 were restated accordingly. This impairment loss represented the entire carrying amount of goodwill, net of accumulated amortization. This impairment charge is shown as a change in accounting principle on the December 31, 2002 Consolidated Statement of Operations.

New Accounting Pronouncements

In December 2004, the FASB issued FAS No. 123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires all share-based payments be recognized in the financial statements based upon the fair value. FAS 123R is effective at the beginning of the first interim or annual period beginning after June 15, 2005. Earlier adoption is encouraged. FAS 123R provides two transition methods, modified-prospective and modified-retrospective.

The modified-prospective method recognizes the grant-date fair value of compensation for new and unvested awards beginning in the fiscal period in which the recognition provisions are first applied. Prior periods are not restated. The modified-retrospective method, entities are allowed to restate prior periods by recognizing the compensation cost in the amount previously reported in the pro forma footnote disclosures as required under FAS No. 123, "Accounting for Stock-Based Compensation."

The Company intends to early adopt the provisions of FAS 123R on January 1, 2005 using the modified-prospective method. The adoption of FAS 123R is not expected to have a material impact on the Company's financial position, results of operations or cash flows. Prior to January 2005, the Company applied the intrinsic value-based provisions set forth in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value method, compensation expense is determined on the measurement date, which is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. Compensation expense, if any, is measured based on the award's intrinsic value, which is the excess of the market price of the stock over the exercise price on the measurement date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior years financial information to conform to the current year presentation, including a reclassification in the amount of $9.2, net of tax, from retained earnings to accumulated other comprehensive income as of December 31, 2001 (see footnote 14).

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturity and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized gains and losses on these securities are included directly in shareholder's equity, after adjustment for related changes in deferred policy acquisition costs ("DAC"), value of business acquired ("VOBA"), and deferred income taxes.

Other-Than-Temporary Impairments

The Company analyzes the General Account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis in accordance with FAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management considers the length of time and the extent to which fair value has been less than amortized cost; the financial condition and near-term prospects of the issuer; future economic conditions and market forecasts; and the Company's intent and ability to retain the investment in the issuer for a period of time sufficient to allow for recovery in fair value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other-than-temporary impairment is considered to have occurred.

In addition, the Company invests in structured securities that meet the criteria of EITF Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." Under Issue No. EITF 99-20, a determination of the required impairment is based on credit risk and the possibility of significant prepayment risk that restricts the Company's ability to recover the investment. An impairment is recognized if the fair value of the security is less than amortized cost and there has been an adverse change in cash flow since the last remeasurement date.

When a decline in fair value is determined to be other-than-temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Experience-Rated Products

Included in available-for-sale securities are investments that support experience-rated products. Experience-rated products are products where the customer, not the Company, assumes investment (including realized capital gains and losses) and other risks, subject to, among other things, minimum principal and interest guarantees. Unamortized realized gains and losses on the sale of and unrealized capital gains and losses on investments supporting these products are included in future policy benefits and claims reserves on the Consolidated Balance Sheets. Realized capital gains and losses on all other investments are reflected in the Consolidated Statements of Operations. Unrealized capital gains and losses on all other investments are reflected in shareholder's equity, net of related income taxes.

Purchases and Sales

Purchases and sales of fixed maturities and equity securities (excluding private placements) are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation

Fair values for fixed maturities are obtained from independent pricing services or broker/dealer quotations. Fair values for privately placed bonds are determined using a matrix-based model. The matrix-based model considers the level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. The fair values for actively traded equity securities are based on quoted market prices. For equity securities not actively traded, estimated fair values are based upon values of issues of comparable yield and quality or conversion value where applicable.

Mortgage loans on real estate are reported at amortized cost less impairment writedowns. If the value of any mortgage loan is determined to be impaired (i.e., when it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the present value of expected cash flows from the loan, discounted at the loan's effective interest rate, or to the loan's observable market price, or the fair value of the collateral. If the loan is in foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell. The carrying value of the impaired loans is reduced by establishing a permanent writedown charged to realized loss.

Policy loans are carried at unpaid principal balances.

Short-term investments, consisting primarily of money market instruments and other fixed maturities issues purchased with an original maturity of 91 days to one year, are considered available-for-sale and are carried at fair value, which approximates amortized cost.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Repurchase Agreements

The Company engages in dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase the return on investments and improve liquidity. These transactions involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. Company policies require a minimum of 95% of the fair value of securities pledged under dollar rolls and repurchase agreement transactions to be maintained as collateral. Cash collateral received is invested in fixed maturities and the offsetting collateral liability is included in borrowed money on the Consolidated Balance Sheets.

Derivatives

The Company's use of derivatives is limited mainly to hedging purposes. However, these derivatives are not accounted for using hedge accounting treatment under FAS No. 133 and the Company does not seek hedge accounting treatment. The Company enters into interest rate, equity market, and currency contracts, including swaps, caps, and floors to reduce and manage risks associated with changes in value, yield, price or cash flow or exchange rates of assets or liabilities held or intended to be held. Changes in the fair value of open derivative contracts are recorded in net realized capital gains and losses. Derivatives are included in other investments on the Consolidated Balance Sheets.

The Company also has investments in certain fixed maturity instruments and has retail annuity products that contain embedded derivatives, including those whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short- or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Changes in the fair value of embedded derivatives are recorded in net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives are included in fixed maturities.

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized and is subject to amortization in purchase accounting when the Company was acquired. The value is based on the present value of estimated net cash flows embedded in the Company's contracts.

The amortization methodology used for DAC and VOBA varies by product type. FAS No. 60, "Accounting and Reporting by Insurance Enterprises," applies to traditional life insurance products, primarily whole life and term life insurance contracts. Under FAS No. 60, DAC and VOBA are amortized over the premium payment period, in proportion to the premium revenue recognized.

FAS No. 97 applies to universal life and investment-type products, such as fixed and variable deferred annuities. Under FAS No. 97, DAC and VOBA are amortized, with interest, over the life of the related contracts (usually 25 years) in relation to the present value of estimated future gross profits from investment, mortality, and expense margins; asset-based fees, policy administration, and surrender charges; less policy maintenance fees and non-capitalized commissions, as well as realized gains and losses on investments.

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs a quarterly and annual analysis of DAC and VOBA for the annuity and life businesses, respectively. The DAC and VOBA balances are evaluated for recoverability and are reduced to the extent that estimated future gross profits are inadequate to recover the asset.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated profit requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative prior period adjustment is recognized as a component of current period amortization. In general, increases in investment, mortality, and expense margins, and thus estimated future profits, lower the rate of amortization. However, decreases in investment, mortality, and expense margins, and thus estimated future profits, increase the rate of amortization.

Reserves

The Company establishes and carries actuarially determined reserve liabilities which are calculated to meet its future obligations. Changes in or deviations from the assumptions used can significantly affect the Company's reserve levels and related future operations.

Reserves for deferred annuity investment contracts and immediate annuities without life contingent benefits are equal to cumulative deposits less charges and withdrawals plus credited interest thereon (rates range from 1.5% to 11.9% for all years presented) net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. These reserves also include unrealized gains/losses related to investments and unamortized realized gains/losses on investments for experience-rated contracts. Reserves on experience-rated contracts reflect the rights of contractholders, plan participants, and the Company.

Reserves for immediate annuities with life contingent benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by plan, year of issue and policy duration. Reserve interest rates range from 4.9% to 9.5% for all years presented.

Because the sale of the domestic individual life insurance business on October 1, 1998 was substantially in the form of an indemnity reinsurance agreement, the Company includes an amount in reinsurance recoverable on the Consolidated Balance Sheet, which approximates the Company's total individual life reserves. See Note 11 to the Consolidated Balance Sheets.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses and estimates of benefits for losses incurred but not reported.

Sales Inducements

Sales inducements represent benefits paid to contractowners that are incremental to the amounts the Company credits on similar contracts and are higher than the contract's expected ongoing crediting rates for periods after the inducement. As of January 1, 2004, such amounts are reported separately and included in Other Assets on the Consolidated Balance Sheet in accordance with SOP 03-1. Prior to 2004, sales inducements were recorded as a component of DAC on the Consolidated Balance Sheet. Beginning in 2004, sales inducements are amortized as a component of interest credited and other benefits to contractowners using methodologies and assumptions consistent with those used for amortization of DAC.

Revenue Recognition

For most annuity contracts, fee income for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed against contractowners. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. Related policy benefits are recorded in relation to the associated premiums or gross profit so that profits are recognized over the expected lives of the contracts. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity and reflected as an offsetting amount in both premiums and current and future benefits on the Consolidated Statements of Operations. Premiums on the Consolidated Statements of Operations primarily represent amounts received for immediate annuities with life contingencies.

Separate Accounts

Separate Account assets and liabilities generally represent funds maintained to meet specific investment objectives of contractowners who bear the investment risk, subject, in limited cases, to certain minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contractowners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate Account assets supporting variable options under annuity contracts are invested, as designated by the contractowner or participant (who bears the investment risk subject, in limited cases, to minimum guaranteed rates) under a contract in shares of mutual funds which are managed by the Company or its affiliates, or other selected mutual funds not managed by the Company or its affiliates.

Separate Account assets and liabilities are carried at fair value and shown as separate captions in the Consolidated Balance Sheets. Deposits, investment income and net realized and unrealized capital gains and losses of the Separate Accounts are not reflected in the Consolidated Financial Statements (with the exception of realized and unrealized capital gains and losses on the assets supporting the guaranteed interest option). The Consolidated Statements of Cash Flows do not reflect investment activity of the Separate Accounts.

Assets and liabilities of separate account arrangements that do not meet the criteria in SOP 03-1 for presentation in the separate caption in the Consolidated Balance Sheets (primarily guaranteed interest options), and revenue and expenses related to such arrangements, are consolidated in the financial statements with the general account. At December 31, 2004 and 2003, unrealized gains of $7.3 and $55.7, respectively, on assets supporting a guaranteed interest option are reflected in shareholder's equity.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to large losses in all aspects of its insurance business. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured. The Company evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Consolidated Balance Sheets. Of the reinsurance recoverable on the Consolidated Balance Sheets, $2.9 billion and $3.0 billion at December 31, 2004 and 2003, respectively, is related to the reinsurance recoverable from Lincoln National Corporation ("Lincoln") arising from the sale of the Company's domestic life insurance business in 1998 (See Note 11).

Income Taxes

The Company is taxed at regular corporate rates after adjusting income reported for financial statement purposes for certain items. Deferred income tax expenses/benefits result from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

Investments

Fixed maturities and equity securities available-for-sale as of December 31, 2004, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government agencies and authorities	$ 197.3	$ 0.9	$ 0.9	$ 197.3
States, municipalities and political subdivisions	32.1	0.2	0.9	31.4
U.S. corporate securities:				
Public utilities	1,207.6	50.0	5.0	1,252.6
Other corporate securities	5,846.5	275.0	25.4	6,096.1
Total U.S. corporate securities	7,054.1	325.0	30.4	7,348.7
Foreign securities:				
Government	660.2	33.9	3.1	691.0
Other	1,656.4	78.4	6.1	1,728.7
Total foreign securities	2,316.6	112.3	9.2	2,419.7
Residential mortgage-backed securities	5,497.6	65.6	58.2	5,505.0
Commercial mortgage-backed securities	1,491.2	73.2	4.4	1,560.0
Other asset-backed securities	1,354.6	22.6	13.7	1,363.5
Total fixed maturities, including fixed maturities pledged	17,943.5	599.8	117.7	18,425.6
Less: fixed maturities pledged to creditors	1,258.8	18.0	2.5	1,274.3
Fixed maturities	16,684.7	581.8	115.2	17,151.3
Equity securities	153.9	9.2	0.5	162.6
Total investments available-for-sale	$ 16,838.6	$ 591.0	$ 115.7	$ 17,313.9

Fixed maturities and equity securities available-for-sale as of December 31, 2003, were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Fixed maturities:				
U.S. government and government				
agencies and authorities	$ 350.0	$ 1.7	$ 0.3	$ 351.4
States, municipalities and political				
subdivisions	2.1	0.1	-	2.2
U.S. corporate securities:				
Public utilities	970.7	48.9	11.4	1,008.2
Other corporate securities	5,568.1	327.9	29.1	5,866.9
Total U.S. corporate securities	6,538.8	376.8	40.5	6,875.1
Foreign securities:				
Government	605.2	33.7	2.8	636.1
Other	1,364.7	74.5	11.0	1,428.2
Total foreign securities	1,969.9	108.2	13.8	2,064.3
Residential mortgage-backed securities	5,903.7	91.8	35.1	5,960.4
Commercial mortgage-backed securities	1,278.5	105.0	3.3	1,380.2
Other asset-backed securities	1,036.4	34.0	9.5	1,060.9
Total fixed maturities, including				
fixed maturities pledged to creditors	17,079.4	717.6	102.5	17,694.5
Less: fixed maturities pledged to creditors	1,624.4	23.8	3.4	1,644.8
Fixed maturities	15,455.0	693.8	99.1	16,049.7
Equity securities	146.5	15.5	0.1	161.9
Total investments available-for-sale	$ 15,601.5	$ 709.3	$ 99.2	$ 16,211.6

At December 31, 2004 and 2003, net unrealized appreciation of $490.8 and $630.5, respectively, on total fixed maturities, including fixed maturities pledged to creditors, and equity securities, included $357.5 and $491.5, respectively, related to experience-rated contracts, which were not reflected in shareholder's equity but in future policy benefits and claim reserves.

The aggregate unrealized losses and related fair values of investments with unrealized losses as of December 31, 2004, are shown below by duration:

	Unrealized Loss		Fair Value	
Duration category:				
Less than six months below amortized cost	$	37.7	$	3,319.0
More than six months and less than twelve months below cost		34.9		1,795.0
More than twelve months below amortized cost		45.6		960.5
Total investments available-for-sale	$	118.2	$	6,074.5

Of the unrealized losses, less than 6 months in duration of $37.7, there were $9.5 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $28.2, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $1,746.2.

Of the unrealized losses, more than 6 months and less than 12 months in duration, of $34.9, there were $16.4 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $18.5, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $829.2.

An analysis of the unrealized losses, more than 12 months in duration, of $45.6 follows. There were $15.9 in unrealized losses that are primarily related to interest rate movement or spread widening for other than credit-related reasons. The remaining unrealized losses of $29.7, as of December 31, 2004, related to securities reviewed for impairment under the guidance proscribed by EITF Issue No. 99-20. This category includes U.S. government-backed securities, principal protected securities, and structured securities which did not have an adverse change in cash flows for which the carrying amount was $505.6.

The amortized cost and fair value of total fixed maturities for the year ended December 31, 2004 are shown below by contractual maturity. Actual maturities may differ from contractual maturities because securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 395.8	$ 400.0
After one year through five years	3,650.0	3,727.4
After five years through ten years	3,128.8	3,256.4
After ten years	2,425.5	2,613.3
Mortgage-backed securities	6,988.8	7,065.0
Other asset-backed securities	1,354.6	1,363.5
Less: fixed maturities pledged to creditors	1,258.8	1,274.3
Fixed maturities	$ 16,684.7	$ 17,151.3

At December 31, 2004 and 2003, fixed maturities with carrying values of $10.9 and $11.2, respectively, were on deposit as required by regulatory authorities.

The Company did not have any investments in a single issuer, other than obligations of the U.S. government, with a carrying value in excess of 10% of the Company's shareholder's equity at December 31, 2004 or 2003.

The Company has various categories of CMOs that are subject to different degrees of risk from changes in interest rates and, for CMOs that are not agency-backed, defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the repayment of principal from the underlying mortgages either earlier or later than originally anticipated. At December 31, 2004 and 2003, approximately 4.1% and 2.8%, respectively, of the Company's CMO holdings were invested in types of CMOs which are subject to more prepayment and extension risk than traditional CMOs (such as interest-only or principal-only strips).

The Company enters into dollar repurchase agreements ("dollar rolls") and repurchase agreements to increase its return on investments and improve liquidity. At December 31, 2004 and 2003, the carrying value of the securities pledged in dollar rolls and repurchase agreements was $1,274.3 and $1,644.8, respectively. The carrying value of the securities pledged in dollar rolls and repurchase agreements is included in pledged securities on the Balance Sheets. The repurchase obligation related to dollar rolls and repurchase agreements totaled $1,057.4 and $1,519.3 at December 31, 2004 and 2003, respectively. The repurchase obligation related to dollar rolls and repurchase agreements is included in borrowed money on the Consolidated Balance Sheets.

Impairments

The following table identifies the Company's other-than-temporary impairments by type as of December 31:

	2004		2003		2002	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Corporate	$ -	-	$ 6.2	4	$ 0.1	2
Residential mortgage-backed	13.5	53	88.2	83	40.0	33
Limited partnership	-	-	2.0	1		
Equities	-	-	-	2	0.1	2
Total	$ 13.5	53	$ 96.4	90	$ 40.2	37

The remaining fair value of the fixed maturities with other-than-temporary impairments at December 31, 2004 and 2003 is $125.0 and $123.1, respectively.

Net Investment Income

Sources of net investment income were as follows:

	Year ended December 31,		
	2004	2003	2002
Fixed maturities	$ 980.5	$ 946.2	$ 964.1
Preferred stock	-	9.9	3.9
Mortgage loans on real estate	56.0	42.7	23.3
Policy loans	8.1	9.0	8.7
Cash equivalents	2.4	1.7	1.7
Other	(2.1)	(1.0)	23.4
Gross investment income	1,044.9	1,008.5	1,025.1
Less: investment expenses	61.8	89.4	65.6
Net investment income	$ 983.1	$ 919.1	$ 959.5

Net Realized Capital Gains and Losses

Net realized capital gains (losses) are comprised of the difference between the carrying value of investments and proceeds from sale, maturity, and redemption, as well as losses incurred due to impairment of investments.   Net realized capital gains (losses) on investments were as follows:

	Year ended December 31,		
	2004	**2003**	**2002**
Fixed maturities	$ 24.7	$ 63.9	$ (97.5)
Equity securities	0.5	0.6	(3.5)
Pretax net realized capital gains (losses)	$ 25.2	$ 64.5	$ (101.0)
After-tax net realized capital gains (losses)	$ 16.4	$ 41.9	$ 65.7

Net realized capital gains allocated to experience-rated contracts of $42.0, $43.9, and $63.6 for the years ended December 31, 2004, 2003 and 2002, respectively, were deducted from net realized capital gains and an offsetting amount was reflected in future policy benefits and claim reserves on the Consolidated Balance Sheets. Net unamortized realized gains (losses) allocated to experienced-rated contractholders were $233.4, $213.7, and $199.3 at December 31, 2004, 2003 and 2002, respectively.

Proceeds from the sale of fixed maturities and equity securities and the related gross gains and losses, excluding those related to experience-related contractholders, were as follows:

	Year ended December 31,		
	2004	**2003**	**2002**
Proceeds on sales	$ 10,236.3	$ 12,812.5	$ 13,265.2
Gross gains	146.9	291.9	276.7
Gross losses	70.9	228.0	374.2

Changes in shareholder's equity related to changes in accumulated other comprehensive income (net unrealized capital gains and losses on securities, including securities pledged excluding those related to experience-rated contractholders) were as follows:

	Year ended December 31,		
	2004	**2003**	**2002**
Fixed maturities	$ 16.1	$ (54.3)	$ 104.8
Equity securities	(5.7)	17.9	(1.6)
Sales inducements	(0.1)	-	-
Other	(59.8)	34.0	(8.3)
Subtotal	(49.5)	(2.4)	94.9
Less: (Increase) decrease in deferred income taxes	(17.3)	(0.9)	33.2
Net increase (decrease) in accumulated other comprehensive (loss) income	$ (32.2)	$ (1.5)	$ 61.7

2. Financial Instruments

Estimated Fair Value

The following disclosures are made in accordance with the requirements of FAS No. 107, "Disclosures about Fair Value of Financial Instruments." FAS No. 107 requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

FAS No. 107 excludes certain financial instruments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values. Fair values of privately placed bonds are determined using a matrix-based pricing model. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in their relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities: Fair values of these securities are based upon quoted market price.

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

Cash and cash equivalents, short-term investments and policy loans: The carrying amounts for these assets approximate the assets' fair values.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the individual securities in the separate accounts.

Investment contract liabilities (included in future policy benefits and claim reserves):

With a fixed maturity: Fair value is estimated by discounting cash flows at interest rates currently being offered by, or available to, the Company for similar contracts.

Without a fixed maturity: Fair value is estimated as the amount payable to the contractowners upon demand. However, the Company has the right under such contracts to delay payment of withdrawals which may ultimately result in paying an amount different than that determined to be payable on demand.

Liabilities related to separate accounts: The carrying amounts for these liabilities approximate their fair value.

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements

The carrying values and estimated fair values of certain of the Company's financial instruments at December 31, 2004 and 2003 were as follows:

	2004		2003	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturity securities, including securities pledged	$ 18,425.6	$ 18,425.6	$ 17,694.5	$ 17,694.5
Equity securities	162.6	162.6	161.9	161.9
Mortgage loans on real estate	1,090.2	1,119.8	754.5	798.5
Policy loans	262.7	262.7	270.3	270.3
Cash and cash equivalents	187.3	187.3	57.8	57.8
Assets held in Separate Accounts	33,310.5	33,310.5	33,014.7	33,014.7
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	2,106.0	2,028.2	2,282.9	2,259.4
Without a fixed maturity	13,884.9	13,845.6	12,936.9	12,892.0
Liabilities related to Separate Accounts	33,310.5	33,310.5	33,014.7	33,014.7

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

Derivative Financial Instruments

Interest Rate Floors

Interest rate floors are used to manage the interest rate risk in the Company's bond portfolio. Interest rate floors are purchased contracts that provide the Company with an annuity in a declining interest rate environment. The Company had no open interest rate floors at December 31, 2004 or 2003.

Interest Rate Caps

Interest rate caps are used to manage the interest rate risk in the Company's bond portfolio. Interest rate caps are purchased contracts that provide the Company with an annuity in an increasing interest rate environment. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2004 were $527.8, $5.9, and $5.9, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate caps as of December 31, 2003 were $739.6, $8.2, and $8.2, respectively.

Interest Rate Swaps

Interest rate swaps are used to manage the interest rate risk in the Company's bond portfolio and well as the Company's liabilities. Interest rate swaps represent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2004 were $1,766.0, $2.1, and $2.1, respectively. The notional amount, carrying value and estimated fair value of the Company's open interest rate swaps as of December 31, 2003 were $950.0, $(14.4), and $(14.4), respectively.

Foreign Exchange Swaps

Foreign exchange swaps are used to reduce the risk of a change in the value, yield, or cash flow with respect to invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows for US dollar cash flows at regular interim periods, typically quarterly or semi-annually. The notional amount, carrying value, and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2004 were $126.5, $(28.4), and $(28.4), respectively. The notional amount, carrying value and estimated fair value of the Company's open foreign exchange rate swaps as of December 31, 2003 were $78.1, $(12.8), and $(12.8), respectively.

3.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity for the year-ended December 31, 2004, 2003 and 2002 within VOBA was as follows:

Balance at December 31, 2001	$	1,601.8
Adjustment for unrealized gain (loss)		(21.9)
Additions		25.0
Interest accrued at 7%		86.8
Amortization		(253.3)
Balance at December 31, 2002		1,438.4
Adjustment for unrealized gain (loss)		6.2
Additions		59.1
Interest accrued at 7%		92.2
Amortization		(180.5)
Balance at December 31, 2003		1,415.4
Adjustment for unrealized gain (loss)		7.9
Additions		50.1
Interest accrued at 6%		92.3
Amortization		(200.5)
Balance at December 31, 2004	$	1,365.2

The estimated amount of VOBA to be amortized, net of interest, over the next five years is $112.2, $105.8, $97.4, $92.4, and $90.6 for the years 2005, 2006, 2007, 2008 and 2009, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

During 2004, VOBA amortization increased principally due to higher actual gross profits, as a result of the margins earned on higher fixed and variable assets and fewer other-than-temporary impairments.   Also, surrenders increased, which resulted in higher amortization for certain business.

During 2003 the Company reset long-term assumptions for the Separate Account returns from 9.0% to 8.5% (gross before fund management fees and mortality, expense, and other policy charges), reflecting a blended return of equity and other sub-accounts. The 2003 unlocking adjustment was primarily driven by improved market performance compared to expected during 2003. For the year ended December 31, 2003, the Company recorded a deceleration of DAC/VOBA amortization totaling $3.7 before tax, or $2.4, net of $1.3 of federal income tax expense.

As part of the regular analysis of DAC/VOBA, at the end of third quarter of 2002, the Company unlocked its long-term rate of return assumptions. The Company reset long-term return assumptions for the Separate Account returns to 9.0% (gross before fund management fees and mortality, expense, and other policy charges), as of December 31, 2002, reflecting a blended return of equity and other sub-accounts. The unlocking adjustment in 2002 was primarily driven by the sustained downturn in the equity markets and revised expectations for future returns. During 2002, the Company recorded an acceleration of DAC/VOBA amortization totaling $45.6 before tax, or $29.7, net of $15.9 of federal income tax benefit.

4.   Dividend Restrictions and Shareholder's Equity

The Company's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding 12 months, exceeds the greater of (1) 10% of statutory surplus at prior year end or (2) ILIAC's prior year statutory net gain from operations.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay cash dividends to Lion in 2003 or 2002. However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution. ILIAC did not receive capital contributions from its parent in 2004 and received $230.0 and $164.3 in capital contributions during 2003 and 2002, respectively.

The Insurance Department of the State of Connecticut (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $217.2, $67.5, and $148.8 for the years ended December 31, 2004, 2003, and 2002, respectively. Statutory capital and surplus was $1,344.5 and $1,230.7 as of December 31, 2004 and 2003, respectively.

As of December 31, 2004, the Company did not utilize any statutory accounting practices, which are not prescribed by state regulatory authorities that, individually or in the aggregate, materially affect statutory capital and surplus.

5.   Additional Insurance Benefits and Minimum Guarantees

Under SOP 03-1, the Company calculates an additional liability ("SOP reserves") for certain guaranteed minimum death benefits ("GMDBs") in order to recognize the expected value of death benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2004, the Separate Account liability subject to SOP 03-1 for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees was $4,396.0 and $0.7, respectively.

The aggregate fair value of equity securities (including mutual funds) supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2004 was $4,396.0.

6. Income Taxes

ILIAC files a consolidated federal income tax return with its subsidiary, IICA. ILIAC has a federal tax allocation agreement with IICA whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits IICA for losses at the statutory federal tax rate.

Income taxes (benefits) from continuing operations consist of the following:

| | Year ended December 31, | | |
	2004	2003	2002
Current tax expense (benefit):			
Federal	$ (3.8)	$ 37.9	$ 40.4
State	-	1.1	1.8
Total current tax expense (benefit)	(3.8)	39.0	42.2
Deferred tax expense (benefit):			
Federal	46.2	22.1	(23.6)
Total deferred tax expense (benefit)	46.2	22.1	(23.6)
Total income tax expense (benefit)	$ 42.4	$ 61.1	$ 18.6

Income taxes were different from the amount computed by applying the federal income tax rate to income from continuing operations before income taxes for the following reasons:

		Year ended December 31,				
		2004		**2003**		**2002**
Income before income taxes and cumulative						
effect of change in accounting principle	$	241.7	$	215.7	$	86.1
Tax rate		35%		35%		35%
Income tax at federal statutory rate		84.6		75.5		30.1
Tax effect of:						
State income tax, net of federal benefit		-		0.7		1.2
Dividends received deduction		(9.6)		(14.0)		(5.3)
IRS audit settlement		(33.0)				
Transfer of mutual fund shares		-		-		(6.7)
Other, net		0.4		(1.1)		(0.7)
Income tax expense	$	42.4	$	61.1	$	18.6

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, are presented below:

		2004		**2003**
Deferred tax assets:				
Insurance reserves	$	286.4	$	263.7
Unrealized gains allocable to experience-rated contracts		125.1		172.0
Investments		-		69.7
Postemployment benefits		60.5		30.2
Compensation		35.5		56.0
Other, net		23.4		19.7
Total gross assets		530.9		611.3
Deferred tax liabilities:				
Value of business acquired		477.8		495.4
Net unrealized capital gains		161.3		236.4
Deferred policy acquisition costs		91.3		59.2
Other, net		9.8		5.0
Total gross liabilities		740.2		796.0
Net deferred tax liability	$	209.3	$	184.7

Net unrealized capital gains and losses are presented as a component of Other Comprehensive Income in shareholder's equity, net of deferred taxes.

Under prior law, the Company was allowed to defer from taxation a portion of income. The deferred income was accumulated in the Policyholders' Surplus Account and only becomes taxable under certain conditions, which management believes to be remote.

Furthermore, the American Jobs Creation Act of 2004 allows certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. Therefore, based on currently available information, no federal income taxes have been provided on the Policyholders' Surplus Account accumulated balance of $17.2 million.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. No valuation allowance has been established at this time, as management believes the above conditions presently do not exist.

The Company establishes reserves for probable proposed adjustments by various taxing authorities. Management believes there are sufficient reserves provided for, or adequate defenses against any such adjustments. The Internal Revenue Service (the "Service") has completed examinations of the federal income tax returns of the Company for all years through the December 13, 2000 short period. The tax benefit associated with the settlement of the most recent audit is included in the 2004 financial statements. The Service has commenced its examination for the tax years ended December 31, 2000 and 2001. Additionally, various state tax audits are in process.

7.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $19.0 for 2004, $15.1 for 2003, and $6.4 for 2002, respectively.

Defined Contribution Plan

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career

Agents are certain, full-time insurance salesmen who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Pre-tax charges of operations of the Company for the Savings Plan were $8.0, $7.1 and $7.1 in 2004, 2003, and 2002, respectively.

Other Benefit Plans

The Company also sponsors a tax-qualified profit sharing plan for Career Agents that is intended to satisfy the requirements of Code Section 401(K).

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees; defined benefit pension plans for insurance salesmen who have entered into a career agent agreement and certain other individuals; and health care and life insurance benefits to retired employees and their eligible dependents. The supplemental retirement plan and defined benefit pension plan are non-qualified defined benefit pension plans, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The defined benefit plan for salesmen was terminated effective January 1, 2002, and all benefit accruals ceased. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage. The benefit charges allocated to the Company related to all of these plans for the years ended December 31, 2004, 2003, and 2002, were not significant.

8.   Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it incurs expenses with affiliated entities. The agreements are as follows:

- Investment advisory agreement with ING Investment Management LLC ("IIM"), in which IIM provides asset management and accounting services. The Company records a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $58.8, $53.8, and $46.5, respectively.

- Services agreement between the Company and its affiliates effective January 2001, and amended effective January 1, 2002. For the years ended December 31, 2004, 2003, and 2002, net expenses related to the agreement where incurred in the amount of $8.6, $19.2, and $13.4, respectively.
- Expense sharing agreement with ING North America Insurance Corporation, Inc., dated as of January 1, 2001, as amended effective January 1, 2002, for administrative, management, financial, and information technology services. For the years ended December 31, 2004, 2003, and 2002, expenses were incurred in the amounts of $132.9, $136.4, and $126.0, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods.

Investment Advisory and Other Fees

ILIAC serves as investment advisor to certain variable funds used in Company products (collectively, the "Company Funds"). The Company Funds pay ILIAC, as investment advisor, a daily fee which, on an annual basis, ranged, depending on the Fund, from 0.5% to 1.0% of their average daily net assets. Each of the Company Funds managed by ILIAC are subadvised by investment advisors, in which case ILIAC pays a subadvisory fee to the investment advisors, which may include affiliates. ILIAC is also compensated by the Separate Accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the Separate Accounts pay ILIAC a daily fee, which, on an annual basis is, depending on the product, up to 3.4% of their average daily net assets. The amount of compensation and fees received from affiliated mutual funds and separate accounts, amounted to $209.2, $201.4 (excludes fees paid to Aeltus Investment Management, Inc., now known as ING Investment Management LLP ("Aeltus")), and $391.8 (includes fees paid to Aeltus through February 28, 2002, when IA Holdco, Aeltus' parent, ceased to be a subsidiary of ILIAC) in 2004, 2003, and 2002, respectively.

Reciprocal Loan Agreement

ILIAC maintains a reciprocal loan agreement with ING AIH, an indirect wholly-owned subsidiary of ING and affiliate to ILIAC, to facilitate the handling of unusual and/or unanticipated short-term cash requirements. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, ILIAC and ING AIH can borrow up to 3% of ILIAC's statutory admitted assets as of the preceding December 31 from one another. Interest on any ILIAC borrowings is charged at the rate of ING AIH's cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, ILIAC incurred interest expense of $0.2, $0.1, and $0.1, for the years ended December 31, 2004, 2003, and 2002, respectively, and earned interest income of $1.3, $0.9, and $2.1 for the years ended December 31, 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, respectively, ILIAC had a $25.0 and $41.4 receivable from ING AIH under this agreement.

Notes from Affiliate

On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued surplus notes in the aggregate principal amount of $400.0 (the "Notes") scheduled to mature on December 29, 2034, to its affiliates, ILIAC, ReliaStar Life Insurance Company ("ReliaStar Life"), and Security Life of Denver International Limited ("SLDI"), in an offering that was exempt from the registration requirements of the Securities Act of 1933. The Company's $175.0 Notes Receivable from ING USA bears interest at a rate of 6.257% per year. Any payment of principal and/or interest is subject to the prior approval of the Insurance Commissioner of the state of Iowa. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005.

Tax Sharing Agreements

ILIAC has a federal tax sharing agreement with IICA, whereby ILIAC charges its subsidiary for federal taxes it would have incurred were it not a member of the consolidated group and credits the member for losses at the statutory federal tax rate.

ILIAC has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax, or other tax return on a consolidated, combined, or unitary basis.

Capital Transactions and Dividends

In 2004, ILIAC did not receive any capital contributions. In 2003, ILIAC received $230.0 in cash capital contributions from Lion. In 2002, ILIAC received capital contributions in the form of investments in affiliated mutual funds of $164.3 from HOLDCO.

ILIAC paid a cash dividend of $70.0 to Lion in 2004 and did not pay any cash dividends to Lion in 2003 or 2002. However, on February 28, 2002, ILIAC contributed 100% of the stock of IA Holdco to HOLDCO in the form of a $60.1 dividend distribution.

9.   Financing Agreements

The Company maintains a revolving loan agreement with SunTrust Bank, Atlanta (the "Bank"). Under this agreement, which is due on demand, the Company can borrow up to $125.0 from the Bank. Interest on any borrowing accrues at an annual rate equal to (1) the cost of funds for the Bank for the period applicable for the advance plus .225% or (2) a rate quoted by the Bank to the Company for the borrowing. Under the agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002, respectively. At December 31, 2004 and 2003, the Company did not have any balances payable to the Bank.

The Company also maintains a perpetual revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $100.0 from BONY. Interest on any of the Company borrowing accrues at an annual rate equal to (1) the cost of funds for BONY for the period applicable for the advance plus .35% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2004, 2003, and 2002. At December 31, 2004 and 2003, the Company did not have any balances payable to BONY.

Also see Reciprocal Loan Agreement in Note 9.

10.   Reinsurance

At December 31, 2004, the Company had reinsurance treaties with six unaffiliated reinsurers and one affiliated reinsurer covering a significant portion of the mortality risks and guaranteed death and living benefits under its variable contracts. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company sold its domestic individual life insurance business to Lincoln for $1.0 billion in cash. The transaction is generally in the form of an indemnity reinsurance arrangement, under which Lincoln contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains directly obligated to contractowners.

Effective January 1, 1998, 90% of the mortality risk on substantially all individual universal life product business written from June 1, 1991 through October 31, 1997 was reinsured externally. Beginning November 1, 1997, 90% of new business written on these products was reinsured externally. Effective October 1, 1998 this agreement was assigned from the third party reinsurer to Lincoln.

Effective December 31, 1988, the Company entered into a modified coinsurance reinsurance agreement ("MODCO") with Aetna Life Insurance Company ("Aetna Life"), (formerly an affiliate of the Company), in which substantially all of the nonparticipating individual life and annuity business written by Aetna Life prior to 1981 was assumed by the Company. Effective January 1, 1997, this agreement was amended to transition (based on underlying investment rollover in Aetna Life) from a modified coinsurance arrangement to a coinsurance agreement. As a result of this change, reserves were ceded to the Company from Aetna Life as investment rollover occurred. Effective October 1, 1998, this agreement was fully transitioned to a coinsurance arrangement and this business along with the Company's direct individual life insurance business, with the exception of certain supplemental contracts with reserves of $61.1 and $63.8 as of December 31, 2004 and 2003, respectively, was sold to Lincoln.

On December 16, 1988, the Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $19.3 and $20.4 were maintained for this contract as of December 31, 2004 and 2003, respectively.

The effect of reinsurance on premiums and recoveries for the years ended December 31, 2004, 2003 and 2002, were as follows:

| | Year ended December 31, | | |
	2004	**2003**	**2002**
Direct premiums	$ 39.0	$ 51.1	$ 55.9
Reinsurance assumed	-	0.1	-
Reinsurance ceded	(0.5)	(1.1)	(2.0)
Net premiums	$ 38.5	$ 50.1	$ 53.9

11. Commitments and Contingent Liabilities

Leases

The Company leases its office space and certain other equipment under operating leases that expire through 2009.

For the years ended December 31, 2004, 2003, and 2002, rent expense for leases was $18.1, $20.8 and $18.1, respectively. The future net minimum payments under noncancelable leases for the years ended December 31, 2005 through 2009 are estimated to be $16.7, $15.4, $14.0, $1.3, and $0.5, respectively, and $0.1 thereafter. The Company pays substantially all expenses associated with its leased and subleased office properties. Expenses not paid directly by the Company are paid for by an affiliate and allocated back to the Company.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans or money market instruments at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments. At December 31, 2004, the Company had off-balance sheet commitments to purchase investments of $778.2 with an estimated fair value of $778.2.

Litigation

The Company is a party to threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

Regulatory Matters

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

Fund Regulatory Issues

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares, revenue sharing and directed brokerage, compensation, sales practices and suitability, arrangements with service providers, pricing, compliance and controls, and adequacy of disclosure.

In addition to responding to governmental and regulatory requests on fund regulatory issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in Company reports previously filed with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

An affiliate of the Company, ING Funds Distributors, LLC ("IFD") has received notice from the staff of the National Association of Securities Dealers ("NASD") that the staff has made a preliminary determination to recommend that disciplinary action be brought against IFD and one of its registered persons for violations of the NASD Conduct Rules and federal securities laws in connection with frequent trading arrangements.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to certain ING affiliates before concluding their investigation of ING relating to fund trading. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

Other Regulatory Matters

The New York Attorney General and other regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives, potential conflicts of interest, potential anti-competitive activity, marketing practices, certain financial reinsurance arrangements, and disclosure. It is likely that the scope of these investigations will further broaden before the investigations are concluded. U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

12. Other Comprehensive Income

The components of other comprehensive income for the years ended December 31, 2004 and 2003 were as follows:

	As of December 31,	
	2004	**2003**
Net unrealized capital gains (losses):		
Fixed maturities	$ 124.6	$ 108.5
Equity securities	8.7	14.4
Sales inducements	(0.1)	-
Other	(8.2)	51.6
Subtotal	125.0	174.5
Less: Deferred income taxes	41.2	58.5
Net unrealized capital gains	83.8	116.0
Minimum pension liability	(16.7)	-
Net accumulated other comprehensive income	$ 67.1	$ 116.0

Net unrealized capital gains allocated to experience-rated contracts of $357.5 and $491.5 at December 31, 2004 and 2003, respectively, are reflected on the Consolidated Balance Sheets in future policy benefits and claims reserves and are not included in shareholder's equity.

Changes in accumulated other comprehensive income related to changes in net unrealized gains (losses) on securities, including securities pledged, excluding those related to experience-rated contractholders, were as follows:

| | | Year ended December 31, | |
	2004	2003	2002
Unrealized holding (losses) gains arising during the year [1]	$ 18.6	$ (48.1)	$ 127.4
Less: reclassification adjustment for gains (losses) and other items included in net income [2]	50.8	(46.6)	65.7
Net unrealized (losses) gains on securities	$ (32.2)	$ (1.5)	$ 61.7

(1) Pretax net unrealized holding gains (losses) were $28.6, $(74.0), and $196.0, for the years ended December 31, 2004, 2003, and 2002, respectively.
(2) Pretax reclassification adjustments for gains (losses) and other items included in net income were $78.1, $(71.6), and $101.1, for the years ended December 31, 2004, 2003, and 2002, respectively.

13.   Reclassifications and Changes to Prior Year Presentation

During 2004, certain changes were made to the 2003 and 2002 Statements of Operations to reflect the correct balances, as follows:

- Certain changes were made to the classification of reinsurance ceded related to certain products, which were included as a reduction to premiums.
- Certain changes were made to the classification of certain annuity and other products, which were included in premium income.
- Certain changes were made to the classification of certain benefits to contractowners, which were included as a reduction to premiums.

In addition, certain reclassifications have been made to conform to the current year presentation.

These changes had no impact on net income or shareholder's equity of the Company. We deemed these changes to the Statement of Operations as immaterial, and, as such, have not labeled the Statement of Operations as restated. The following summarizes the corrections to each financial statement line item:

Year ended 12/31/2003	**Previously Reported 2003**		**Adjustment**		**Revised 2003**	
Fee income	$	384.3	$	11.5	$	395.8
Premiums		95.8		(45.7)		50.1
Total revenue		1,463.7		(34.2)		1,429.5
Interest credited and other benefits to contractowners		757.6		(34.2)		723.4
Total expense		1,248.0		(34.2)		1,213.8

Year ended 12/31/2002	**Previously Reported 2002**		**Adjustment**		**Revised 2002**	
Fee income	$	418.2	$	5.7	$	423.9
Premiums		98.7		(44.8)		53.9
Total revenue		1,375.4		(39.1)		1,336.3
Interest credited and other benefits to contractowners		746.4		(39.1)		707.3
Total expense		1,289.3		(39.1)		1,250.2

Also, during 2004, certain changes were made to the 2003 and 2002 Statements of Cash Flows to reflect the correct balances, primarily related to payables for securities purchased, short-term borrowings, and investment contracts. As a result of these adjustments, we have labeled the Statements of Cash Flows for 2003 and 2002 as restated. The following summarizes the adjustments:

	Previously Reported		Adjustment		Restated	
Year ended 12/31/2003						
Net cash provided by (used for) operating activities	$	1,254.8	$	(196.5)	$	1,058.3
Net cash provided by (used for) financing activities		781.1		196.5		977.6
Year ended 12/31/2002						
Net cash provided by (used for) operating activities	$	1,527.7	$	(132.4)	$	1,395.3
Net cash used for investing activities		(2,152.0)		(167.3)		(2,319.3)
Net cash provided by (used for) financing activities		607.7		299.7		907.4

ING LIFE INSURANCE AND ANNUITY COMPANY AND SUBSIDIARIES
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

QUARTERLY DATA (UNAUDITED)

Restatement of Financial Information: During the quarterly period ended June 30, 2003, the Company incorrectly recorded investment income and realized capital gains related to Separate Accounts. The Company noted the effect of this error during the compilation of the December 31, 2003 consolidated financial statements and made the appropriate changes to the quarterly periods ended June 30, 2003 and September 30, 2003.

The following tables show the previously reported and restated amounts for each of the periods affected in 2003.

As Restated

2004 (In millions)	First		Second		Third		Fourth	
Total revenue	$	384.5	$	362.1	$	376.7	$	379.2
Income (loss) before income taxes		64.4		54.7		61.3		61.3
Income tax expense (benefit)		20.4		17.0		(14.3)		19.3
Net income	$	44.0	$	37.7	$	75.6	$	42.0

As Reported

2004 (In millions)	First		Second		Third	
Total revenue	$	387.3	$	364.4	$	379.0
Income (loss) before income taxes		64.4		54.7		61.3
Income tax expense (benefit)		20.4		17.0		(14.3)
Net income	$	44.0	$	37.7	$	75.6

As Restated

2003 (In millions)	First		Second*		Third*		Fourth	
Total revenue	$	351.6	$	374.5	$	353.9	$	349.5
Income before income taxes		17.5		109.2		25.5		63.5
Income tax expense		5.1		35.4		0.6		20.0
Net income	$	12.4	$	73.8	$	24.9	$	43.5

As Reported

2003 (In millions)	First		Second*		Third*		Fourth	
Total revenue	$	359.2	$	381.3	$	354.7	$	368.5
Income before income taxes		17.5		109.2		25.5		63.5
Income tax expense		5.1		35.4		0.6		20.0
Net income	$	12.4	$	73.8	$	24.9	$	43.5

* Restated